Form 20-F
period 2007-12-31
TONGJITANG CHINESE MEDICINES CO
filed 2008-06-30
CIK 1386608

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

(Mark One)

☐	Registration statement pursuant to Section 12(b) or 12(g) of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.

or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

or

☐	Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of event requiring this shell company report

Commission file number: 001-33340

Tongjitang Chinese Medicines Company

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, Guangdong Province 518067

People’s Republic of China

(Address of principal executive offices)

Shaolan Wang

Chief Financial Officer

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, Guangdong Province 518067

People’s Republic of China

Tel: +86-755-2689-1550

Fax: +86-755-2689-1530

E-mail: wangsi@tongjitang.com

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing four Ordinary Shares, par value $0.001 per share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

135,349,722 ordinary shares as of December 31, 2007.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                                                             Accelerated filer  ☒                                                             Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board   ☐    Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐     No  ☐

INTRODUCTION

Unless otherwise indicated, references in this annual report on Form 20-F to:

•	“$,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States;

•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“ordinary shares” are to our ordinary shares, par value US$0.001 per share;

•	“National Medical Insurance Program” is to China’s national medical insurance program;

•

“provinces” are to 31 provincial level governments in China, including 22 provinces, four municipalities directly administered under the PRC central government (for example, Beijing and Shanghai) and five autonomous regions (for example, Guangxi and Tibet);

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“€” and “Euro” are to the legal currency of the European Union; and

•	“we,” “us,” “our company” and “our” are to Tongjitang Chinese Medicines Company, its predecessor entities and its consolidated subsidiaries.

This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report have been made at the rate of RMB7.2946 to US$1.00, which was the noon buying rate as of December 31, 2007 in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On June 27, 2008, the noon buying rate was RMB6.8618 to US$1.00.

We completed our initial public offering of 9,865,000 ADSs on March 16, 2007. On March 16, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “TCM.” In April 2007, the underwriters exercised their over-allotment option for the purchase of an additional 312,200 ADSs.

FORWARD-LOOKING INFORMATION

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our anticipated growth and marketing strategies;

•	our future business development, results of operations and financial condition;

•	expansion of the National Medical Insurance Program in terms of both funding and enrollment;

•	our ability to maintain exclusive production rights for Xianling Gubao;

•	market acceptance of our products;

•	our ability to develop and commercialize new products;

•	our ability to obtain regulatory approvals for new products and to maintain or update the regulatory approvals for our existing products;

•	our ability to maintain regulatory approvals for our production facilities and to obtain new approvals for expansions of our production facilities;

•	our ability to expand our business through organic growth and strategic acquisitions;

•	our expectations regarding governmental support for the development of the traditional Chinese pharmaceutical industry;

•	our expectations with respect to our ability to secure raw materials in the future;

•	competition from other manufacturers of pharmaceutical products, including manufacturers of traditional Chinese medicines;

•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others; and

•	fluctuations in general economic and business conditions in China.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

The following selected consolidated statement of operations data for the fiscal years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statement of operations data for the fiscal years ended December 31, 2003 and 2004 and consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements that are not included in this annual report.

You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. The historical results presented below are not necessarily indicative of the results that may be expected in any future period.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenues	180,277	234,724	346,147	484,992	596,007	81,705
Cost of revenues	111,573	126,160	141,784	161,675	206,019	28,243

Gross profit	68,704	108,564	204,363	323,317	389,988	53,462
Advertising expenses	(1,375)	(40,127)	(47,504)	(85,088)	(96,876)	(13,281)
Other selling and marketing expenses	(30,661)	(34,052)	(37,626)	(51,462)	(68,357)	(9,371)
General and administrative expenses	(19,646)	(25,070)	(26,164)	(33,484)	(92,487)	(12,679)
Research and development expenses	(754)	(1,678)	(2,484)	(4,680)	(12,673)	(1,737)
Gain (loss) on disposal of property, plant and equipment and land use right	(123)	3,201	22,723	—	(72)	(10)
Other operating income	411	471	935	1,283	1,395	191

Income from operations	16,556	11,309	114,243	149,886	120,919	16,575
Other income, net	336	4,001	732	873	51,424	7,050

Income before income taxes, minority interest and equity in earnings of an affiliate	16,892	15,310	114,975	150,759	172,343	23,625
Provision for income taxes	(4,253)	(4,074)	(4,359)	(16,392)	(1,200)	(165)
Minority interest	344	126	60	(88)	50	7
Equity in earnings of an affiliate	—	—	114	—	—	—

Net income	12,983	11,362	110,790	134,279	171,193	23,467

Earnings per share—basic and diluted
Ordinary shares	0.16	0.14	1.39	1.47	1.35	0.19

Ordinary shares classified as mezzanine equity	N/A	N/A	N/A	1.47	1.35	0.19

Shares used in computation of earnings per share—Ordinary shares
Basic	79,520,000	79,520,000	79,520,000	89,799,518	124,479,794	124,479,794
Diluted	79,520,000	79,520,000	79,520,000	89,799,518	124,483,987	124,483,987

Ordinary shares classified as mezzanine equity	N/A	N/A	N/A	1,468,949	2,149,018	2,149,018

	Year Ended December 31,
	2003	2004	2005	2006	2007
Other Consolidated Financial Data
Gross margin	38.1%	46.3%	59.0%	66.7%	65.4%
Operating margin	9.2%	4.8%	33.0%	30.9%	20.3%
Net margin	7.2%	4.8%	32.0%	27.7%	28.7%

	As of December 31,
	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	37,970	17,340	35,488	231,009	797,755	109,362
Inventories	43,315	38,701	28,176	41,390	76,194	10,446
Accounts receivable, net of allowance for doubtful accounts	66,740	61,760	142,809	172,102	272,562	37,365
Property, plant and equipment, net	98,785	117,160	115,611	151,568	155,849	21,365
Total assets	317,417	329,967	453,750	748,872	1,494,055	204,817
Short-term borrowings	28,164	28,164	133,072	27,100	89,100	12,215
Total current liabilities	161,235	162,549	251,803	132,482	169,892	23,291
Long-term bank loans	95,000	95,000	59,000	118,000	74,000	10,144
Accrued expenses and other current liabilities	92,154	95,159	47,189	64,461	57,810	7,925
Mezzanine equity	—	—	—	120,643	—	—
Total shareholders’ equity	60,651	72,013	142,602	377,064	1,236,576	169,519
Total liabilities and shareholders’ equity	317,417	329,967	453,750	748,872	1,494,055	204,817

Exchange Rate Information

Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current Renminbi to U.S. dollar exchange rate. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 27, 2008, the noon buying rate was RMB6.8618 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008
December	7.2946	7.3682	7.4120	7.2946
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1100
March	7.0120	7.0722	7.1110	7.0105
April	6.9870	6.9997	7.0185	6.9840
May	6.9400	6.9725	7.0000	6.9377
June (through June 27)	6.8618	6.9013	6.9633	6.8618

(1)	Averages for a period are calculated by using the average of the exchange rates on the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Related to Our Company

We depend heavily on the success of Xianling Gubao. Any reduction in the volume of Xianling Gubao that we sell or the average price at which we sell Xianling Gubao would cause our net revenues to decline.

Sales of Xianling Gubao accounted for 66.6%, 77.2% and 74.6% of our net revenues in 2005, 2006 and 2007, respectively. We expect that the sales of Xianling Gubao will continue to comprise a substantial majority of our revenues in the near future. While we have been marketing various other products and will continue to promote these products in order to gradually diversify our revenue sources, sales of these products may not increase to a level that would enable us to reduce our dependence on Xianling Gubao. We do not expect in the near future to develop in-house or acquire from a third party a product that would allow us to reduce our dependence on Xianling Gubao. Therefore, any reduction in the volume of Xianling Gubao that we sell or the average price at which we sell Xianling Gubao would cause our net revenues to decline.

The growth and success of our business depends on our ability to successfully market Xianling Gubao to hospitals and the selection of Xianling Gubao as a winning medicine under the tender process used by state-owned hospitals for medicine purchases.

Our future growth and success significantly depend on our ability to successfully market Xianling Gubao to hospitals as a prescription medicine. In 2006 and 2007, a substantial majority of our sales of Xianling Gubao was designated for hospitals as a prescription medicine in each period. State-owned hospitals, which account for a very substantial majority of hospitals in China, may make bulk purchases of a medicine included in the national and provincial medicine catalogs only if that medicine is selected as a winning bidder under a government-administered tendering process. Each year, a tendering process is organized on a provincial or municipal basis. Whether a medicine manufacturer is invited to participate in a tendering process depends on the level of interest that hospitals have in purchasing this medicine. The interest of a hospital in a medicine is evidenced by (1) the inclusion of this medicine on the hospital’s formulary, which sets the scope of medicines physicians at this hospital may prescribe to their patients, and (2) the willingness of physicians at this hospital to prescribe this medicine to their patients.

We believe that effective marketing efforts are critical in making and keeping hospitals interested in purchasing Xianling Gubao. If our marketing efforts are not effective, either hospital administrators or physicians or both may not accept Xianling Gubao as the preferred medicine for the treatment of osteoporosis. In such case, hospital administrators may not want to include Xianling Gubao in the formulary or may remove it from the formulary, or physicians may not be interested in prescribing Xianling Gubao to their patients. Should this happen, we would be unlikely to be invited to submit Xianling Gubao in a tendering process. Even if we are invited to do so, we cannot assure you that Xianling Gubao will be selected as a winning medicine under the tendering process. If we are not invited to submit Xianling Gubao in a tendering or otherwise fail to win the tendering, we may find it difficult to maintain the existing level of sales of Xianling Gubao designated for hospitals and to increase such sales, which in turn would cause our net revenues to decline and impair our growth prospects.

The growth and success of our business depends on our ability to successfully market Xianling Gubao to retail pharmacies.

We rely on retail pharmacies to sell Xianling Gubao as an OTC medicine to consumers. In 2006 and 2007, a significant portion of our sales of Xianling Gubao were designated for retail pharmacies as an OTC medicine. We believe that effective marketing efforts tailored to retail pharmacies and consumers in China are very important in persuading retail pharmacies to stock Xianling Gubao as an OTC medicine as well as increasing sales of Xianling Gubao as an OTC medicine at our existing stocking retail pharmacies. However, if our marketing efforts fail to convince retail pharmacies or consumers to accept Xianling Gubao as the preferred OTC medicine for the treatment of osteoporosis, we may find it difficult to maintain the existing level of sales of Xianling Gubao designated for retail pharmacies as an OTC medicine or to increase such sales. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.

The retail prices of our principal products are subject to price controls administered by the PRC government authorities. Therefore, the retail prices of our principal products may not be raised above their respective price ceilings without obtaining the government’s prior approval, which we may not be able to obtain. Furthermore, as has previously happened, we may be required to lower the wholesale prices of our products as a result of any government-mandated reduction in the price ceilings of these products.

The retail prices of prescription and OTC medicines in China are subject to price controls administered by the Price Control Office under the National Development and Reform Commission, or the NDRC, and provincial price control authorities, either in the form of fixed prices or price ceilings. From time to time, the NDRC publishes a list of medicines subject to price controls. The NDRC directly regulates retail prices of certain medicines on the list and authorizes provincial price control authorities to regulate retail prices of the remainder on that list. Our principal products, Xianling Gubao, Zaoren Anshen Capsules, Moisturizing and Anti-Itching Capsules and Dianbaizhu Syrup, are all subject to price controls by the Guizhou provincial price control authorities. Because of the price controls on our principal products, which are in the form of price ceilings, it is difficult for us to raise the wholesale prices of our principal products if their price ceilings are not raised by the Guizhou provincial price control authorities. The limitation on our ability to raise the wholesale prices of our products may prevent us from absorbing or offsetting the effect resulting from any increase in the cost of raw materials or other costs, which would lower our margins.

Furthermore, in response to a rapid increase in prices of medicines, in August 2006, the NDRC lowered the price ceilings of more than 400 medicines in China. This order, which was reported as the NDRC’s nineteenth order for nationwide price reductions for medicines since 1998, resulted in an average reduction of 30% in retail prices of those medicines affected by the order. Should we be required to lower the prices of our principal products in the future as a result of any government-mandated reduction in the price ceilings of our products, our future revenue and profitability would be adversely affected.

Our products that have been included in national and provincial medicine catalogs of the National Medical Insurance Program may be removed from the national or provincial medicine catalogs or downgraded to a lower tier, and our new products may encounter difficulty in seeking inclusion in these catalogs.

The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. Provincial governments are required to include all Tier 1 medicines listed in the national medicine catalog in their provincial medicine catalogs, but can use their discretion to add other medicines to, or exclude the Tier 2 medicines listed in the national medicine catalog from, their provincial medicine catalogs, as long as the combined total numbers of medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2. Depending on which tier a medicine is classified in the provincial medicine catalog, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of a Tier 1 medicine and for 80-90% of the cost of a Tier 2 medicine. Three of our four principal products, Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, are currently included in the provincial medicine catalogs of all 31 provinces in China as either Tier 1 or Tier 2 medicines, and Dianbaizhu Syrup, our other principal product, is currently included in the provincial medicine catalogs of 30 provinces as either a Tier 1 or Tier 2 medicine. In 2006 and 2007, these four principal products together contributed 83.0% and 89.3% of our net revenues, respectively.

If the relevant government authorities decide to remove our products from the national or provincial medicine catalogs, or downgrade our products currently in Tier 1 to Tier 2, such removal or downgrading would reduce the affordability of our products and change the public perception regarding our products as being efficacious, safe and reliable, which in turn would adversely affect the sales of these products and reduce our net revenues. Furthermore, if we are unable to obtain approval from the relevant government authorities to include our new products in the national or provincial medicine catalogs, sales of our new products may be materially and adversely affected.

Failure to obtain approval from the SFDA to convert a provisional national production standard of our principal products to a national final production standard would require us to suspend or cease the production of these products.

After the SFDA approves a new medicine, it normally directs the manufacturer to produce that medicine according to a provisional national production standard, or a provisional standard. A provisional standard is valid for two years, during which the SFDA closely monitors the production process and quality consistency of the medicine in order to develop a national final production standard, or a final standard. Three months before a medicine’s provisional standard expires, the manufacturer of that medicine is required to apply to the SFDA to convert the provisional standard to a final standard. In practice, the SFDA’s approval process is time-consuming and could take a few years. However, during the SFDA’s review period (including after the expiration of the two-year provisional standard period), the manufacturer may continue to produce the medicine according to the provisional standard. We applied to the SFDA to convert the provisional standards for both Xianling Gubao and Moisturizing and Anti-Itching Capsules to final standards in 2004, and our applications are being reviewed by the SFDA. Based on our inquiries with the SFDA, we understand that the prolonged review process is due to the SFDA’s backlog of applications. If the SFDA rejects our applications, we would have to suspend or cease the production of these products, which in turn would materially and adversely affect our net revenues and our business prospects.

If we lose the exclusive production rights for our products, such as Xianling Gubao and Zaoren Anshen Capsules, other pharmaceutical manufacturers in China may produce medicines based on identical or similar formulations to these products.

In China, the SFDA application process to convert a provisional standard for a medicine to a final standard is time-consuming, and can take a few years, depending on the SFDA’s backlog of applications. In the case of a medicine with a provisional standard, prior to the later of (1) the expiration of the new medicine’s monitoring period, which can be up to five years, or (2) the date when the SFDA grants a final standard, the SFDA will not accept applications for an identical medicine or approve the production of an identical medicine by other pharmaceutical companies.

The new medicine monitoring periods for Xianling Gubao, Moisturizing and Anti-Itching Capsules and Zaoren Anshen Capsules have already expired, and we can no longer rely on those periods for exclusive production rights for these medicines. We filed applications with the SFDA to convert the provisional standards for Xianling Gubao and Moisturizing and Anti-Itching Capsules to final standards in 2004. Even though their new medicine monitoring periods have expired, pending the SFDA’s review, we continue to have exclusive production rights for these two medicines. However, if the SFDA approves our applications for final standards before we can obtain exclusive production rights for these two medicines based on other applicable statutes, regulations or policies then in effect, such as the Regulations for Protection of Traditional Chinese Medicines (the current version of which is no longer in effect and the revised version of which is expected to be released soon), other pharmaceutical companies would then be able to apply to the SFDA to produce similar medicines based on identical formulations. If other pharmaceutical companies succeed in obtaining approvals from the SFDA for the production of these two medicines, we would face competition from products that may achieve similar efficacy to, and be priced lower than, these two medicines. This might cause the market shares of Xianling Gubao and Moisturizing and Anti-Itching Capsules to shrink and our sales of these two medicines to decline. As the final standard for Zaoren Anshen Capsules has been issued, we currently do not have the exclusive production right for this medicine.

The new medicine certificate for Dianbaizhu Syrup will expire in June 2009. When this happens, we will lose our exclusive production rights for this medicine unless we obtain exclusive rights based on other statutes, regulations or policies then available to us. Accordingly, we may face more competition from products that may achieve similar efficacy to, and be priced lower than, our products.

Our failure to further improve our barrenwort extraction efficiency could limit or impair our ability to absorb or mitigate the impact of any future price increase of barrenwort, which in turn would have an adverse effect on our profit margins.

Barrenwort, a medicinal herb, is the primary raw material used in manufacturing of Xianling Gubao. The cost of barrenwort used in production constituted 84.2% and 65.7% of our cost of raw materials used in production in 2006 and 2007, respectively. Barrenwort is also a raw material for making a number of other traditional Chinese medicine products that are manufactured by other pharmaceutical companies in China. Barrenwort is found in remote mountainous areas in Guizhou, Sichuan and several other provinces in China. We purchase a substantial majority of our barrenwort requirements on the open market in Guizhou province and obtain the remainder from farmers in Guizhou, as well as by growing a small portion of barrenwort ourselves. In recent years, the significant growth in demand for traditional Chinese medicines has resulted in a significantly greater demand for barrenwort, which in turn has substantially driven up the average price of barrenwort. The effect resulting from a significant increase in the average price of barrenwort was partially offset by the improvement in barrenwort extraction efficiency that we achieved in 2006 and 2007. Although barrenwort prices stabilized in 2007, we expect that prices will increase in 2008 due to severe weather that affected southern China in January and February of 2008. We cannot assure you that we can continue to improve our barrenwort extraction efficiency to absorb or mitigate the impact resulting from any further increase in the price of barrenwort to the same degree as we did in 2006 and 2007 or at all. Our failure to do so would have an adverse effect on our profit margins.

Our current products have certain side effects. If side effects associated with our current or future products are not identified prior to their marketing and sale, we may be required to withdraw such products from the market, perform lengthy additional clinical trials or change the labeling of our products, any of which could hinder or adversely affect our ability to generate revenues.

Our current products have certain side effects. For example, certain patients taking Xianling Gubao may develop cold sores. If significant side effects of our medicines are identified after they are marketed and sold,

•	those medicines listed in the national and provincial medicine catalogs may be removed from the catalogs or downgraded to a lower tier;

•	regulatory authorities may withdraw or modify their approvals of such medicines;

•

we may be required to reformulate these medicines, change the ways in which they are marketed, conduct additional clinical trials, change the labeling of these medicines or implement changes to obtain new approvals for our manufacturing facilities;

•	we may be less successful in tendering processes used by state-owned hospital for medicine purchases;

•	we may have to recall these medicines from the market and may not be able to re-launch them;

•	we may experience a significant decline in sales of the affected products;

•	our reputation may suffer; and

•	we may become a target of lawsuits.

The occurrence of any of these events would harm our sales of these medicines and substantially increase the costs and expenses of marketing these medicines, which in turn could cause our revenues and net income to decline. In addition, if any severe side effects are discovered to be associated with another manufacturer’s traditional Chinese medicine products used to treat medical conditions similar to those that our medicines are used to treat, the reputation and, consequently, sales of our medicines could be adversely affected.

We may not be able to obtain manufacturing or marketing approval for our future products, and failure to obtain approvals for our future products could materially harm our business prospects.

All medicines must be approved by the SFDA before they can be manufactured, marketed or sold in China. The SFDA requires a pharmaceutical manufacturer to have successfully completed clinical trials of a new medicine and demonstrated its manufacturing capability before approval to manufacture that new medicine is granted. Clinical trials are expensive and their results are uncertain. In addition, the SFDA and other regulatory authorities may apply new standards for safety, manufacturing, labeling, marketing and distribution of future products. Complying with these standards may be time-consuming and expensive. Furthermore, our future products may not be efficacious or may have undesirable or unintended side effects, toxicities or other characteristics that may preclude us from obtaining approval or may prevent or limit their commercial use. As a result, we may not be able to obtain SFDA or other governmental approvals for our future products on a timely basis or at all. Even if we do obtain approvals, such approvals may be subject to limitations on the indicated uses for which we may market a product, which may limit the size of the market for such a product.

We depend on a limited number of distributors for a significant portion of our net revenues and this dependence is likely to continue.

We depend on a limited number of distributors for a significant portion of our net revenues. Our top two distributors, Shanghai Leiyunshang Pharmaceutical Co. Ltd. and Beijing Shirentang Pharmaceutical Distribution Co., Ltd. together accounted for 21.4% of our net revenues in 2007. Our top 10 distributors in the aggregate accounted for 66.1% and 58.4% of our net revenues in 2006 and 2007, respectively. We expect that a relatively small number of our distributors will continue to account for a majority of our sales in the near future. Our dependence on a few distributors could expose us to the risk of substantial losses if a single large distributor stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute distributors on equivalent terms. If any of our significant distributors reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenues would be materially and adversely affected.

We may incur losses resulting from product liability claims or business interruptions resulting from occurrence of natural catastrophes, acts of terrorism or fires, and we have limited insurance coverage.

Our business exposes us to the risk of product liability claims, which are inherent in the manufacturing, testing and marketing of medicines. If a product liability lawsuit were to be brought against us, it is likely to divert the attention of our management from pursuing our business strategies and might be costly to defend. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments or require us to limit or forgo commercialization of those products. We maintain very limited product liability insurance coverage. As of the date of this annual report, we have procured product liability insurance with a total coverage of RMB0.3 million (US$41,000), for which we paid a premium of RMB31,000 (US$4,250). This coverage is not likely to be adequate to satisfy a judgment in the event of a successful claim against us. Furthermore, we currently do not have insurance against business interruptions. Should any natural catastrophes such as earthquakes, floods or any acts of terrorism occur in Guizhou province, where our production facilities and our primary sources of raw materials are concentrated, or elsewhere in China, which constitutes our sole market, we might suffer not only significant property damages but also loss of revenues due to interruptions in our business operations. In addition, we may suffer substantial losses due to interruptions caused by a severe fire.

We may not be able to manage the expansion of our operations effectively.

We commenced business operations in 1995 and have grown significantly in recent years. Our net revenues increased by 47.5% to RMB346.1 million in 2005 from 2004, by 40.1% to RMB485.0 million in 2006 from 2005, and by 22.9% to RMB596.0 million (US$81.7 million) in 2007. We anticipate that we will continue to grow through organic growth and selective acquisitions. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, to increase manufacturing capacity and output, and to expand, train and manage our growing employee base. Furthermore, we will need to maintain and expand our relationships with suppliers, distributors, hospitals, retail pharmacies and other third parties. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.

Our future research and development projects may be unsuccessful, which would decrease our future sources of revenues.

The successful development of traditional Chinese medicine products can be affected by many factors. Products that appear to be promising at their early phases of research and development may fail to be commercialized for various reasons, including the failure to obtain the necessary regulatory approvals. The process of conducting basic research and clinical trials on a new product before obtaining regulatory approvals and commercializing the product may take many years. We cannot assure you that our future research and development projects will be successful or be completed within the anticipated timeframe or budget, that we will receive the necessary approvals from the relevant authorities for the production of our newly developed products, or that our newly developed products will achieve commercial success. Even if such products can be successfully launched, they may not be widely accepted by the market. Failure to successfully bring products from the research and development stage to market would decrease our future sources of revenues.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.

We rely primarily on patents, trademarks, trade secrets, unpatented proprietary technologies, processes and know-how and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Our trade secrets may otherwise become known or be independently discovered by our competitors. Third parties may infringe upon or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. The outcome of such potential litigation may not be in our favor and any success in litigation may not be able to adequately protect our rights. Such litigation may be costly and divert management attention away from our business. An adverse determination in any such litigation would impair our intellectual property rights and may harm our business, prospects and reputation. Enforcement of judgments in China is uncertain and even if we are successful in such litigation it may not provide us with an effective remedy. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

In 2005, we discovered sales of counterfeit Xianling Gubao in several provinces in China. Since then, we have been working with the relevant provincial authorities to stop the sales of counterfeit Xianling Gubao. These provincial authorities have since confiscated counterfeit Xianling Gubao worth over RMB200,000. It has recently come to our attention that a pharmaceutical company in China is manufacturing and marketing a product called Xianling Gubao Granules, which has similar medicinal attributes to our products. We have filed a lawsuit against the company in Guiyang Intermediate People’s Court. However, implementation of intellectual property-related laws has historically been ineffective in China, primarily because of difficulties in enforcement and ambiguities in PRC laws and, therefore, we may not be successful in stopping or limiting these activities.

Our failure to identify and acquire additional product candidates, or our failure to maintain or expand our existing research cooperation arrangements with these research partners on terms we desire or if at all, could hinder our ability to develop new products and improve our existing products, which in turn could limit our business prospects.

We have historically relied on the acquisition of product formulations from third parties to develop our products. For example, we acquired all of our principal products from third parties, including Xianling Gubao, Zaoren Anshen Capsules, Dianbaizhu Syrup and Moisturizing and Anti-Itching Capsules. We intend to continue to rely on product acquisition or licensing from third parties, as we regard this as an important and effective means for us to develop our business. In addition, we have engaged in joint research efforts with our research partners to improve our existing products and to develop new products, which we believe is an essential complement to our own internal research and development capabilities. For example, we are cooperating with Beijing University of Traditional Chinese Medicine to develop a new generation of Xianling Gubao. We have developed jointly with Guiyang College of Traditional Chinese Medicine a new medicine for the treatment of the common cold, which is pending SFDA approval for clinical trials. If we fail to identify and acquire from third parties additional product candidates that we believe have significant potential for commercialization, or if we fail to maintain or expand our cooperation with our research partners on terms we desire or at all, our ability to improve our existing products and develop new products would be adversely affected, which in turn would harm our business prospects.

We may be exposed to infringement or misappropriation claims by third parties, which, if adversely determined against us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing on the intellectual property rights of third parties. The validity and scope of claims relating to patents, proprietary technologies or other intellectual property rights in the pharmaceutical industry involve complex scientific, legal and factual questions and analysis, and therefore may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the attention and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties or to redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Prolonged litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Customers may confuse our products with products of other traditional Chinese medicine companies that use the Chinese characters of “Tongjitang” in their company names.

We market and sell all of our products under the “Tongjitang” brand. We believe that the public’s recognition of and familiarity with our brand is important to our business and that the growth of the market share of our products will depend to a significant extent upon the goodwill associated with this brand. Under the existing PRC legal regime for intellectual property rights, limited legal remedies are available for a company to prevent the unauthorized use of its trademarks by other companies as part of their company names, unless these trademarks have been legally recognized as “well-known trademarks.” An unauthorized use of a well-known trademark as part of another company’s name can be restricted if this use is regarded as confusing consumers or misleading the public. We are aware that several traditional Chinese medicine pharmaceutical companies outside of Guizhou province that are unrelated to us are currently using the Chinese characters of “Tongjitang” as part of their company names. To our knowledge, these companies include Hubei Tongjitang Drugstore Co., Ltd., a retail pharmacy chain that does not market any pharmaceutical products under its own name, and Sanjin Group Guilin Tongjitang Pharmaceutical Co., Ltd., or Sanjin. Sanjin produces a variety of traditional Chinese medicines, including a medicine for the treatment of vertigo that competes with our Dianbaizhu Syrup. We have registered the Chinese characters of “Tongjitang” as a trademark for use on pharmaceuticals and related goods. In addition, “Tongjitang” was held to be a well-known trademark pursuant to the opinion of a provincial high court in China in July of 2007. Although this holding permits us to prevent the use of the “Tongjitang” mark as part of the name of the other company involved in the case, the holding does not extend to companies that were not a party to the case. The Trademark Office would need to recognize our “Tongjitang” mark as a well-known trademark for us to benefit from the well-known trademark designation as to all companies that use “Tongjitang” as a part of their names. Consumers may confuse our products with the traditional Chinese medicine products from other companies using “Tongjitang” as their company name, and those products may be of inferior quality. This confusion could harm the reputation of our brand and cause consumers to refrain from purchasing our products, which in turn would adversely and materially affect our business, financial condition and results of operations.

Adverse publicity associated with our company or our products could have a material adverse effect on our results of operations.

We are highly dependent upon consumer perceptions of our company, the “Tongjitang” brand, the “Xianling” trademark, our other trademarks and the safety and quality of our products. We could be adversely affected if the “Tongjitang” brand, the “Xianling” trademark or any of our other trademarks is subject to negative publicity. We could also be adversely affected if any of our products or any similar products distributed by other companies prove to be, or are asserted to be, harmful to consumers. Because of our dependence upon consumer perceptions, any negative publicity associated with illness or other adverse effects resulting from consumers’ use or misuse of our products, or any similar products distributed by other companies, could also have a material adverse impact on our results of operations.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Mr. Xiaochun Wang, the chairman of our board of directors and chief executive officer, Mr. Shaolan Wang, our director and chief financial officer, and Mr. Justin Yan Chen, our director and chief operating officer. We do not maintain key employee insurance on any of our executive officers. If one or more of our executive officers become unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new executive officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into a two- or three-year employment agreement that contains confidentiality and non-competition provisions. We may terminate the employment of any of our executive officers for cause, and our executive officers may also terminate their employment with us if we materially breach these agreements. Any of our executive officers (except our chief executive officer, who may resign without cause only if our board approves his resignation) may terminate his employment with us without cause upon a one-month advance notice. Our executive officers may be entitled to a severance pay of at least half a month’s salary if we terminate their employment without cause. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where most of our executive officers reside and hold their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”

If we are unable to attract, train, retain and motivate our prescription medicine and OTC medicine salespeople, sales of our products may be materially and adversely affected.

We rely on our prescription medicine and OTC medicine salespeople, who are dispersed across China, to market our products to hospitals and retail pharmacies. We believe that our current leading position in the traditional Chinese medicine market for the treatment of osteoporosis has resulted, to a significant extent, from the dedication, efforts and performance of our salespeople. We believe that our future success will depend on those same factors. If we are unable to attract, train, retain and motivate our prescription medicine and OTC medicine salespeople, sales of our products may be materially and adversely affected.

Our future success depends in part on our ability to make strategic acquisitions and investments. Our failure to consummate or handle the risks associated with these acquisitions and investments could have a material adverse effect on our market penetration and revenues growth.

As part of our plan to expand our manufacturing capacity and product offerings, we intend to make strategic acquisitions in the highly-fragmented traditional Chinese medicine sector. Strategic acquisitions could subject us to uncertainties and risks, including:

•	high acquisition and financing costs;

•	potential ongoing financial obligations and unforeseen or hidden liabilities;

•	failure to achieve the intended objectives, benefits or revenue-enhancing opportunities;

•	cost of and difficulties in integrating acquired businesses and managing a larger business; and

•	diversion of our resources and management attention.

Our failure to address these risks successfully may have a material adverse effect on our financial condition and results of operations.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Mr. Xiaochun Wang, our chief executive officer and chairman of our board of directors, beneficially owned 39.2% of our outstanding share capital as of May 31, 2008. Because of this high level of shareholding, Mr. Wang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We commenced operations in 1995 and have grown significantly in recent years. We have a limited operating history. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in China. Some of these risks and uncertainties relate to our ability to:

•	maintain our leading position in the traditional Chinese medicine sector for the treatment of osteoporosis in China;

•	market our products to hospitals and retail pharmacies;

•	diversify our revenue sources by successfully developing and marketing new medicines;

•	respond to changes in China’s regulatory environment;

•	manage risks associated with intellectual property rights;

•	maintain effective control over our costs and expenses;

•	raise sufficient capital to sustain and expand our business; and

•	attract, retain and motivate qualified personnel.

If we are unsuccessful in addressing any of these risks or uncertainties, our business, financial condition, results of operations and future growth would suffer.

Sales of Xianling Gubao are subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in the price of our ADSs.

In most regions in China, winter starts in the last quarter of each year. The lower temperatures in winter normally result in a higher incidence of pain and other symptoms associated with osteoporosis, arthritic rheumatism and other bone related diseases and conditions. As a result, hospitals and retail pharmacies typically experience seasonal peaks in demand for Xianling Gubao in the last quarter of each year. Accordingly, hospitals and retail pharmacies begin to stock greater quantities of Xianling Gubao in September, and the fourth quarter is our peak season for sales. In the first quarter, our strong winter-season sales are usually offset by the slow-down of businesses during the Chinese New Year holiday season that effectively lasts more than half a month. During the holiday season, many businesses in China, including retail pharmacies and most departments in hospitals, are either closed or substantially reduce the level of their activities. Conversely, we typically experience seasonal lows in demand for Xianling Gubao in summer, which affects our results for the third quarter. Because of these factors, we may experience quarterly fluctuations in our results of operations, which in turn may result in volatility in the price of our ADSs.

Our future capital needs are uncertain and we may need to raise additional funds in the future.

We may require additional cash resources in the future due to:

•	changed business conditions or other future developments;

•	the time and expenses required to obtain, regulatory clearances and approvals;

•	the resources we devote to developing, manufacturing, marketing and selling our products;

•	our ability to identify and our desire or need to pursue acquisitions or other investments; and

•	the extent to which our products generate market demand.

If we need to obtain external financing, we cannot assure you that financing will be available in the amounts or on the terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain credit facilities. The sale of additional equity or equity-linked securities could result in additional dilution to our then existing shareholders. The incurrence of indebtedness would result in an increase in our debt obligations and could result in operating and financing covenants that would restrict our operations.

We may be adversely affected by changes in environmental, employee health and safety and other laws and regulations.

Our operations are subject to a number of national, provincial and local laws and regulations. These include industry laws and regulations relating to environmental protection, employee health and safety, and tax. While we believe that we have at all relevant times materially complied with all applicable laws and regulations, we cannot guarantee that changes in laws or regulations, including environmental, employee health and safety, and tax laws and regulations, will not cause us to incur substantial additional expenditures to upgrade or supplement our existing facilities or subject us to an increased rate of taxation or fines and penalties. Any such changes in laws and regulations could have a material adverse effect on our business, financial condition and results of operations.

Distributors potentially could divert our products designated for hospitals to retail pharmacies in order to retain the difference between the wholesale prices for these two channels, and if we fail to timely ascertain and promptly take actions against such diverted sales, our profitability would be materially and adversely affected and our relationship with hospitals could be harmed.

We market our products directly to hospitals and retail pharmacies. Given that hospitals in China have stronger bargaining power over pricing, the average wholesale price at which we offer our products to hospitals is lower than that we offer to retail pharmacies. When we sell products that are designated for hospitals to distributors, we expect those distributors to resell all of those products to hospitals. However, we have experienced a few cases where distributors diverted sales of our products designated for hospitals to retail pharmacies in order to resell the products at higher prices and increase their profits. We cannot assure you that our distributors would not divert sales of our products. While we have taken certain preventive measures to address this issue, these preventive measures may not be effective in minimizing the occurrence of diverted sales. Our failure to timely ascertain and stop diverted sales involving material amounts of products would adversely affect our ability to generate the expected level of profits from sales designated for retail pharmacies. Diverted sales would also harm our relationships with hospitals if hospitals would be unable to stock our products as planned as a result of the distributors’ diverted sales. We may lose our hospital end-purchasers if we cannot remedy the situation in a timely manner.

Risks Related to Our Industry

We face intense competition that may prevent us from maintaining or increasing market share for our existing products and gaining market acceptance of our future products. Our competitors may develop or commercialize products before or more successfully than us.

The pharmaceutical market in China is intensely competitive, rapidly evolving and highly fragmented. Our competitors may develop products that are superior to or more affordable than ours or they may more effectively market products that compete with ours. We face direct competition from manufacturers of other traditional Chinese medicines that are similar to our products. We also face competition from manufacturers of western medicines, including multinational companies, that manufacture western medicines with similar curative effects and that can be used as substitutes for our products. Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. Many of our competitors also have better brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.

The production of traditional Chinese medicines depends on the supply of quality medicinal raw materials.

The production of traditional Chinese medicines depends on the supply of Chinese medicinal raw materials of suitable quality. For 2005, 2006 and 2007, the cost of raw materials used by us for our production accounted for 56.8%, 68.0% and 77.4%, respectively, of our total cost of revenues. The supply and market prices of these raw materials may be adversely affected by various factors such as weather conditions and the occurrence of natural disasters or sudden increases in demand that would impact our costs of production. There is no assurance that we would be able to pass on any resulting increase in costs to our customers and therefore any substantial fluctuation in supply or the market prices of raw materials may adversely affect our results of operations and profitability.

If we do not keep pace with rapid technological change, we will be unable to capture and sustain a meaningful market position.

The pharmaceutical industry in China is characterized by rapid changes in technology, constant enhancement of industrial know-how and the frequent emergence of new products. Future technological improvements and continued product developments in the pharmaceutical market may render our existing products obsolete or affect their viability and competitiveness. Therefore, our future success will largely depend on our ability to improve our existing products, diversify our product range and develop new and competitively priced products that can meet the requirements of the changing market. Should we fail to respond to these frequent technological advances by improving our existing products or developing new products in a timely manner, or should these products not achieve a desirable level of market acceptance, this may adversely affect our business and profitability.

Pharmaceutical companies in China are required to hold a number of permits and licenses to carry on their business. Our ability to obtain and maintain these regulatory approvals is uncertain.

All pharmaceutical manufacturing and distribution companies in China are required to obtain certain permits and licenses from various PRC government authorities, including, in the case of manufacturing companies, a pharmaceutical manufacturing permit and a good manufacturing practice certificate, or a GMP certificate, for each of its production facilities in China, and, in the case of distribution companies, a pharmaceutical distribution permit and a certificate for Good Supply Practice standards, or GSP certificate. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Pharmaceutical Industry—Pharmaceutical Distribution.”

We have obtained permits, licenses and GMP certificates for both of the production facilities we use in the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and GSP certificates for the wholesale distribution and retail sales by Tongjitang Distribution and Tongjitang Chain Stores, respectively, of our products and medicines produced by other pharmaceutical companies. These permits and licenses held by us are subject to periodic renewal and/or reassessment by the relevant PRC government authorities, and the standards of compliance required in relation to them may change from time to time. We intend to apply for the renewal of these permits and licenses when required by applicable laws and regulations. Our failure to obtain such renewals may prevent us from continuing those portions of our business that require these permits and licenses. Furthermore, any changes in compliance standards or new laws or regulations that may be introduced in the future may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.

The ongoing anti-corruption campaign initiated by the Chinese government targeting state-owned hospitals could adversely affect our sales designated for hospitals.

The Chinese government has recently launched a nationwide campaign against corrupt practices that have been frequently engaged by state-owned hospitals in China, including their acceptance of kickbacks or other illegal gains and benefits in connection with their providing medical services and purchasing medical equipment and medicines. In mid-2006, the PRC Ministry of Health ordered all state-owned hospitals to review, among other things, their procurement policies and procedures and self-correct problems and deficiencies, if any, by the end of 2006. As a result of this campaign, many state-owned hospitals have since diverted a significant portion of their attention and resources to their self-inspection and self-correction activities and are reviewing their procurement policies. If the anti-corruption campaign becomes more intensified, causing a significant change to the hospitals’ procurement policies and procedures or otherwise resulting in a further delay for state-owned hospitals to resume their normal procurement of our products, our sales designated for hospitals, which account for a very substantial portion of our total sales, could be adversely affected.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and all of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by the economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the access of companies to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 25 years, this growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may at the same time have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controls over the payment of foreign currency-denominated obligations, regulations over foreign investments, monetary policy and through preferential treatment for particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy, which has occurred from time to time, could result in a decrease in the country’s average income level, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business.

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

We conduct all of our business through our subsidiaries established in China. These subsidiaries are generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws and regulations applicable to wholly foreign-owned enterprises.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit the legal protections available to us. For example, we may have to resort to administrative or court proceedings to enforce the legal protection that we enjoy by either law or contract. However, since the PRC legal system is based on written statutes and the administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we will obtain than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all. As a result, we may not be aware of our violation of these policies and internal rules until some time after the violation.

We cannot predict the effect of the future developments in the PRC legal system, including the legal developments with regard to the Chinese pharmaceutical industry, which may include the promulgation of new laws or policies, changes to existing laws or policies, or the interpretation or enforcement thereof, or the preemption over local regulations by national laws. For example, in September 2006, the PRC government announced to the public its determination to reform the channels in which medicines are sold to consumers in China. We understand that the reform is intended to shift sales of prescription medicines from hospitals to retail pharmacies, so that hospitals in China would no longer depend on the sale of medicines to patients as their major source of revenues. As the PRC government has not yet articulated in detail when and how the reform will be implemented, we are unable to predict the extent to which our business might be affected by this reform. All these uncertainties could limit the legal protections available to us and affect the way we conduct our business, including our ability to enforce our agreements with our distributors and suppliers, and other business partners.

Any limitation on the ability of our subsidiaries to make dividend or distribution payments to us could have a material adverse effect on our ability to conduct our business.

Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Tongjitang Pharmaceutical, our principal operating subsidiary, is required by PRC law to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this annual report, these general reserves amounted to RMB35.0 million (US$4.8 million), accounting for 34.9% of the registered capital of Tongjitang Pharmaceutical. In addition, if Tongjitang Pharmaceutical incurs debts on its own behalf in the future, the instruments governing the debts may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations.

Under the Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, and the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income, and “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be classified as a resident enterprise, then our global income including the dividends we receive from our subsidiaries incorporated in China will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations. The new PRC tax law and its implementation regulations further provides that dividends distributed between qualified resident enterprises, which means the investment income derived by a resident enterprise from direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months, shall be exempted from the enterprise income tax. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed as resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the enterprise income tax.

In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise”, and under the new PRC enterprise income tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located in the British Virgin Islands and the British Virgin Islands does not have such a tax treaty with China.

The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the new enterprise income tax law could have a material adverse effect on our financial condition and results of operations.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our financial position.

SAFE issued a public notice in October 2005, or the SAFE Notice 75, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China, or an offshore special purpose company, for the purposes of overseas capital raising with assets or equities of PRC companies. In addition, a PRC resident who is the shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch, with respect to that offshore special purpose company, in the event of any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over the assets located in China or other material changes in share capital. If any PRC shareholder fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation, to the offshore special purpose company. Moreover, failure to comply with the SAFE registration and amendment requirements described above could result in liability to our PRC beneficial owners or our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions. SAFE Notice 75 applies retroactively to PRC residents who have established or controlled an offshore special purpose company that made onshore investments in the PRC prior to the issuance of the SAFE Notice 75.

In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational procedures for SAFE registration under SAFE Notice No. 75. This guidance standardized more specific and stringent supervision on registrations relating to SAFE Notice No. 75. Five beneficial owners of our company who are PRC residents registered with a local branch of SAFE, as required under SAFE Notice 75. The failure of our beneficial owners who are PRC residents to make their SAFE registrations or timely amend their SAFE registrations pursuant to the SAFE Notice 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE Notice 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also result in a restriction on our PRC subsidiaries’ ability to distribute profits to us or otherwise adversely affect our business.

As it is uncertain how the SAFE Notice 75 will be interpreted or implemented, we cannot predict how and to what extent it will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends, re-investments of profits and foreign currency-denominated borrowings, which may adversely affect our results of operations and financial condition. In addition, if we decide to acquire a PRC company with equity interests or assets, we or the owners of such company, as the case may be, may not be able to complete the necessary approvals, filings and registrations for the acquisition. This may restrict our ability to implement our acquisition strategy and adversely affect our business and prospects.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

Changes in the value of the Renminbi against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrowly managed band against a basket of foreign currencies, which is still dominated by the U.S. dollar. This change in policy has resulted in a greater fluctuation range between Renminbi and the U.S. dollar. For example, the daily fluctuation range between the Renminbi and the U.S. dollar reached 160 basis points, or 0.16%, on September 15, 2006. From July 21, 2005 to December 31, 2007, the Renminbi cumulatively appreciated approximately 11.9% over the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the Renminbi and the U.S. dollar. Accordingly, we expect that there will be increasing fluctuations in the Renminbi exchange rate against the U.S. dollar in the near future. Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

All of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, Tongjitang Pharmaceutical, is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions, which includes the payment of dividends.

Under China’s regulations on foreign exchange, transactions by Tongjitang Pharmaceutical and its Chinese subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC government authorities, including the SAFE. In particular, if Tongjitang Pharmaceutical or its Chinese subsidiaries borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we desire to finance Tongjitang Pharmaceutical or its Chinese subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce of China or its provincial branches. These limitations could affect the ability of Tongjitang Pharmaceutical or its Chinese subsidiaries to obtain foreign exchange through debt or equity financing.

Our business benefits from PRC government incentives, particularly those available to foreign-invested enterprises. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.

The PRC government has provided various incentives to foreign invested enterprises, or FIEs, particularly to companies incorporated in specified economic and technological development zones and companies confirmed by appropriate government authorities as foreign-invested manufacturing enterprises with an operating term of more than ten years. These incentives include limited tax exemptions, reduced tax rates and other preferential treatments. Tongjitang Pharmaceutical, as an FIE, in the business of manufacturing medicines, has been confirmed by the relevant tax bureau to be eligible for these preferential enterprise income tax treatments. Tongjitang Pharmaceutical was entitled to an exemption from the national enterprise income tax for 2006 and 2007 and will be entitled to a 7.5% national enterprise income tax rate for 2008, 2009 and 2010.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified state income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. Under the new tax law and relevant rules, Tongjitang Pharmaceutical is subject to a state enterprise income tax rate of 25% as of January 1, 2008. In addition, enterprises that were established and already enjoyed preferential income tax treatments before March 16, 2007 will continue to enjoy the original preferential tax exemptions or reductions until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008. Therefore, Tongjitang Pharmaceutical will continue to be entitled to the above tax reduction currently enjoyed by it during such transition period.

Moreover, under the new tax law, enterprises organized under the laws of jurisdictions outside China with their de facto management bodies located within China may be considered PRC resident enterprises and, therefore, subject to PRC enterprise income tax at the rate of 25% on their worldwide income. The Implementing Regulation of the new tax Law defines a “de facto management body” as an establishment which exerts substantial overall management and control over the operation, personnel, financial affairs, assets and other aspects of the enterprise. If a majority of the members of our management team continue to be located in China after the effective date of the new tax law, we may be considered a PRC resident enterprise and therefore subject to PRC enterprise income tax at the rate of 25% on our worldwide income. If our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected.

Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our ADSs could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs

On August 8, 2006, six PRC regulatory agencies: the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE; jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule requires offshore SPVs that are controlled by PRC individuals and that have been formed through acquisitions of PRC domestic companies for the purpose of seeking a public listing on a stock exchange outside China to obtain CSRC approval prior to publicly listing their securities on a stock exchange outside China. Previously CSRC approval was not needed for this type of listing on a stock exchange outside China. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that offshore special purpose vehicles, or SPVs, are required to submit when seeking CSRC approval for their listings outside of China. The interpretation and application of the New M&A Rule remain unclear, and we cannot assure you that our initial public offering did not require approval from the CSRC. Our PRC counsel, Global Law Office, has advised us that since we completed our cross-border reorganization before September 8, 2006, the effective date of the New M&A Rule, there was no specific requirement under PRC law for us to submit our initial public offering to the CSRC for approval. On the other hand, if CSRC approval was required for our initial public offering, our failure to obtain CSRC approval for our initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restriction or limitation on our ability to pay dividend outside of China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.

The New M&A Rule also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. We may grow our business in part by acquiring other traditional Chinese medicine businesses. Complying with the requirements of the New M&A Rule in completing this type of transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

In funding our PRC subsidiaries, as an offshore holding company of our PRC operating subsidiaries, we may make loans or additional capital contributions to our PRC subsidiaries.

Loans extended by foreign entities such as our company to either an FIE or a domestic Chinese company are subject to Chinese regulatory approvals and registration with the SAFE. For an FIE, such as Tongjitang

Pharmaceutical, the Chinese regulators approve particular amounts for the FIE’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the FIE’s total investment, which represents the total of the company’s registered capital plus permitted loans. The excess of the total investment over the registered capital represents the maximum amount of borrowings that an FIE is permitted to have under PRC law. An FIE’s loans must be registered with the SAFE. A domestic Chinese company, such as Tongjitang Chain Stores, may borrow medium- and long-term loans from a foreign lender, such as our company, but must obtain NDRC approval for those loans. A domestic Chinese company may also borrow short-term foreign loans, subject, however, to a quota set by the SAFE from time to time.

In addition to loans, we may also decide to finance our subsidiaries by means of capital contributions. These capital contributions, whether to an FIE or a domestic Chinese company, must be approved by the Ministry of Commerce or its local counterparts. We cannot assure you that we will be able to obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of our initial public offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Risks Related to Our Ordinary Shares and ADSs

The market price for our ADSs has been and is likely to continue to be highly volatile.

The market price for our ADSs has been and is likely to be continue to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the efficacy of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our competitors;

•	addition or departure of our executive officers and key marketing personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 135,349,722 ordinary shares outstanding. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.

Holders of our ADSs may have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of our ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

Holders of our ADSs may be subject limitations on transfers of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends or other distributions if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would have under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States court may be limited.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted, and our operating assets are located, in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be capable of hearing original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We have a number of control deficiencies in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on December 31, 2008. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

We have identified a number of control deficiencies. These control deficiencies, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements. The identified control deficiencies include (1) a lack of a formalized U.S. GAAP closing and reporting process; (2) insufficient number of accounting personnel with advanced SEC reporting and U.S. GAAP accounting skills; (3) a lack of an adequate management information system; (4) a lack of a sufficient credit control and monitoring system to assess the credit risk of our customers; (5) a lack of adequate document controls for contracts, purchase orders and cash transactions; (6) a lack of an adequate general computer control and automatic control processes in the Enterprise Resources Planning System; and (7) that the approval procedure established in the accounting policies and procedures manual was not always properly implemented. We may identify additional control deficiencies as a result of the assessment process that we will undertake in compliance with Section 404 of the Sarbanes-Oxley Act, or Section 404.

We have taken measures and plan to continue to take additional steps to improve our internal and disclosure controls to meet the deadline for compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. If, however, we fail maintain the adequacy of our internal control, we may not be able to conclude that we have an effective internal control over financial reporting. Moreover, an effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain an effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as new rules subsequently implemented by the SEC and the New York Stock Exchange, has required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. For example, to meet the deadline for compliance with the Section 404 requirements, we have taken and will continue to take measures to remediate the control deficiencies that we have identified. These remediation measures, include hiring consultants and additional qualified personnel and upgrading our financial accounting infrastructure and information systems, are costly. In addition, we will incur additional costs associated with our public company reporting requirements. We are currently evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

Our currently effective articles of association limit the ability of third parties to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.

Based on the price of the ADSs and our ordinary shares and the composition of our income and assets and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2007. However, the application of the PFIC rules is subject to ambiguity in several respects, and, in addition, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on the average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our ADSs and ordinary shares, which is likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. person. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

We are a Cayman Islands-incorporated holding company that conducts its operations through subsidiaries in China. Our ultimate predecessor company, Guizhou Xianling Pharmaceutical Co., Ltd., or Guizhou Xianling, was incorporated in China as a limited liability company in December 1995. Following a series of name changes, acquisitions and corporate reorganizations, in March 2005 Guizhou Xianling became Guizhou Tongjitang Pharmaceutical Co., Ltd., or Tongjitang Pharmaceutical, a limited liability company incorporated in China. In June 2005, Unisources Enterprises Limited, a company incorporated in the British Virgin Islands, acquired all the equity interests in Tongjitang Pharmaceutical and converted Tongjitang Pharmaceutical into a limited liability company with foreign invested enterprise status under PRC law. We incorporated Tongjitang Chinese Medicines Company in the Cayman Islands on May 16, 2006, as an exempted company with limited liability operating under the Companies Law (2004 Revision). Tongjitang Chinese Medicines Company became our ultimate holding company when it issued shares to the existing shareholders of Unisources Enterprises Limited on June 19, 2006 in exchange for all of the shares of Unisources Enterprises Limited held by those shareholders. None of these acquisitions and corporate reorganization resulted in a change of control of Tongjitang Pharmaceutical, our principal operating company. We conduct substantially all of our operations through the following subsidiaries in China:

•	Tongjitang Pharmaceutical, a wholly-owned subsidiary and our principal operating company, engaging in the business of developing, manufacturing, marketing and selling of medicines;

•

Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., or Tongjitang Distribution, a 92.76%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of wholesale distribution of medicines;

•	Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd., or Tongjitang Chain Stores, a 96%-owned subsidiary of Tongjitang Distribution, engaging in the business of retail sales of medicines;

•

Guizhou Tongjitang Chinese Medicines Planting Co., Ltd., or Tongjitang Planting, a 95%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of cultivating medicinal herbs, primarily barrenwort, used in the production of our products;

•

Guizhou Long-Life Pharmaceutical Company Limited, or Guizhou LLF, a wholly-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of producing and selling traditional Chinese medicines and nutritional products;

•

Qinghai Palante Pharmaceutical Co. Ltd, or Pulante, a wholly-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of developing, manufacturing, marketing and distributing Tibetan recipe-originated plant-based medicines; and

•

Guizhou Jincili Technology Development Co. Ltd., or Jincili, a wholly-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of researching and developing medicines based on extracts from wild herbs.

The following diagram illustrates our corporate structure and the ownership interests of our subsidiaries as of the date of this annual report.

Our principal executive offices are located at 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China. Our telephone number at this address is (86-755) 2689-1550 and our fax number is (86-755) 2689-1530. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

We file annual reports and other information with the Securities and Exchange Commission (“SEC”). These materials can be inspected and copied at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained by mail at prescribed rates from the SEC’s Public Reference Room at the above address. Information about the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information about issuers that file electronically with the SEC. The address of the SEC’s Internet website is www.sec.gov.

Our Internet website is www.tongjitang.com. We make available free of charge on our website our annual reports on Form 20-F and any amendments to such reports as soon as reasonably practicable following the electronic filing of such report with the SEC. In addition, we provide electronic or paper copies of our filings free of charge upon request. The information contained on our website is not part of this or any other report filed with or furnished to the SEC.

On March 9, 2008, Mr. Xiaochun Wang, chairman of our board of directors and chief executive officer, and Mr. Yongcun Chen, a member of our board of directors, submitted a proposal to acquire all of our outstanding ordinary shares. Mr. Wang and Mr. Chen beneficially own approximately 40% of our outstanding ordinary shares. Mr. Wang and Mr. Chen were prepared to value our ordinary shares at $2.55 per share. Under the terms of the proposal, we would have been combined with a newly formed acquisition vehicle pursuant to a scheme of amalgamation under the Companies Act of the Cayman Islands. The proposal was conditioned upon, among other things, the execution of a mutually satisfactory definitive agreement. In response to the proposal, we formed a special committee of the board of directors to respond to the proposal and retain its own legal counsel and financial advisor. The special committee comprises our two independent directors, Dr. Harry K. Genant and Mr. David Ray White, and appointed Morgan Stanley Asia Limited as its financial advisor. Mr. Wang and Mr. Chen withdrew their proposal to acquire all of our outstanding ordinary shares in a letter to the board of directors dated June 27, 2008. Mr. Wang and Mr. Chen stated that they had withdrawn the offer due to recent deterioration of the credit market.

For additional information regarding our principal capital expenditures, see Item 4.D of this annual report, “Property, Plants and Equipment.”

B. Business Overview

We are a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing and marketing of modernized traditional Chinese medicine. Our product portfolio consists primarily of Xianling Gubao and three other SFDA-approved modernized traditional Chinese medicines designed to address large market opportunities. Our product development pipeline includes potential expanded uses of our existing products for additional medical indications and a number of new product candidates that are intended to address significant medical needs in China, primarily in the therapeutic areas of women’s health, mental health and dermatology.

We were founded in 1995 and have grown significantly in recent years. Our net revenues increased from RMB234.7 million in 2004 to RMB596.0 million (US$81.7 million) in 2007, representing a compound annual growth rate, or CAGR, of 36.4% during this period. Our net income increased from RMB11.4 million in 2004 to RMB171.2 million (US$23.5 million) in 2007, representing a CAGR of 147.0% during this period.

Xianling Gubao was approved in 2002 by the SFDA as both a prescription medicine and an OTC medicine for the treatment of osteoporosis. Our prescription sales force, consisting of approximately 400 salespeople, targets physicians and hospital administrators. In 2005, 2006 and 2007, 1,982, 2,257 and 2,791 Chinese hospitals, respectively, included Xianling Gubao on their lists of approved prescription medicines, or formularies, in each case based on internal company data gathered during the last week of each of these periods. We refer to these hospitals as formulary hospitals. Under the PRC Ministry of Health hospital classification system, the best and largest hospitals in China are designated as “Class 3” hospitals, followed by lower-ranked “Class 2” and “Class 1” hospitals. Of these formulary hospitals for Xianling Gubao, 441 in 2005, 448 in 2006 and 587 in 2007 were “Class 3” hospitals, representing 46.6%, 42.8% and 49.5% of all “Class 3” hospitals in China, respectively. Since May 2004, we also have been marketing Xianling Gubao as an OTC medicine to retail pharmacies. Our OTC sales force, consisting of approximately 780 salespeople, targets retail pharmacies and consumers. In 2006 and 2007, over 37,000 and 35,000 retail pharmacies in China stocked Xianling Gubao, respectively, in each case based on internal company data gathered during the last week of each of the two periods. We refer to these pharmacies as stocking retail pharmacies.

We use separate sales forces to market Xianling Gubao to hospitals and retail pharmacies, with a focus on both hospitals and retail pharmacies that are located in the relatively more affluent and developed eastern provinces in China.

In September 2004, Xianling Gubao was added to the national medicine catalog of the National Medical Insurance Program, a government-administered medical insurance program that is the largest in China. As of the end of 2007, the number of participants enrolled in this program was 220.5 million, according to a statement made on January 21, 2008 by the Ministry of Labor and Social Security, or the MLSS. According to a February 21, 2006 statement by the MLSS, the Chinese government intends to expand program enrollment to 300 million by the end of 2010. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to China’s provincial governments, each of which publishes its own medicine catalog by reference to the national medicine catalog and, to a limited extent, by applying its own selection criteria. Xianling Gubao is included in the provincial medicine catalog of every province, meaning that the National Medical Insurance Program participants in every province can be reimbursed for purchases of Xianling Gubao either as a prescription medicine or as an OTC medicine. Since its inclusion in the provincial catalogs, sales of Xianling Gubao have increased significantly.

In August 2007, the Ministry of Science and Technology and the National Administration for the Protection of State Secrets of the PRC granted the company national trade secret status for our flagship product, Xianling Gubao. The trade secret program in China protects intellectual property without publicly disclosing the detailed information involved in a patent application, such as manufacturing techniques or formulae. Additionally, the state grants trade secret status to leading products demonstrating unique commercial value and brand value. Such products typically have a long history and proven efficacy in their respective markets, and presently in China there are approximately twenty Tongjitang products with trade secret status.

Specifically, trade secret status benefits Tongjitang in the following ways:

•	Manufacturing exclusivity. Trade secret status ensures that for a five year period, SFDA will not approve any other products carrying the same medicinal formula in any dosage formats.

•

Pricing. Trade secret status can strengthen Tongjitang’s pricing power for Xianling Gubao despite potential fluctuations in China’s national insurance coverage policies. As a product protected by trade secret status, Xianling Gubao’s position as the preferred remedy for osteoporosis at many state hospitals and clinics may be further enhanced since the consumers may likely perceive the trade secret status conferred by the governmental organizations as supporting evidence or proof of Xianling Gubao’s efficacy.

•

SFDA approval. Trade secret status can expedite the SFDA’s approval of modified or new dosage and format, and new indication treatment, such as Xianling Gubao chewable tablets, and next generation Xianling Gubao products respectively.

The rapid increase in the per capita disposable income of the Chinese urban residents and the increase of the number of elderly people in China have resulted in increased expenditures on prescription and OTC medicines in recent years, including traditional Chinese medicine. According to the Chinese Medical Statistical Yearbook 2005, the pharmaceutical market in China, based on sales revenues of prescription and OTC medicines, amounted to RMB211.9 billion in 2002, RMB269.2 billion in 2003, and RMB547.3 billion in 2004, representing a CAGR of 60.7% from 2002 to 2004. Traditional Chinese medicine accounted for approximately 30% of the total pharmaceutical market in each of those three years. We have built and currently own and operate four manufacturing facilities with a combined floor space of 51,000m2, which can support 16 production lines. We implement quality control procedures in compliance with standards for Good Manufacturing Practice, or GMP standards, and the SFDA regulations to ensure consistent quality in our products. Our extensive distribution network enables us to distribute our products in all provinces in China.

In addition to Xianling Gubao, we manufacture and market a portfolio of 18 other modernized traditional Chinese medicines approved by the SFDA, including the following three principal products: Zaoren Anshen Capsules, an OTC medicine for treating insomnia, Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions, and Dianbaizhu Syrup, a prescription medicine for treating vertigo. We also manufacture 38 western medicines, although the contributions of these medicines to our net revenues are insignificant.

We believe that the pharmaceutical market in China presents an attractive and rapidly growing opportunity, which is driven by a number of positive trends including, but not limited to, strong per capita GDP growth, government-backed healthcare reimbursement systems, and the size and growth of the country’s aging population.

Products

We manufacture 57 products, consisting of 19 modernized traditional Chinese medicines and 38 western medicines. Our principal products are four modernized traditional Chinese medicines:

Selected Marketed Drugs	Indication	Status	Next Milestone
Xianling Gubao	Osteoporosis (Prescription)	Marketed	—
	Osteoarthritis (Prescription)	Marketed	—
	Ischemic bone necrosis (Prescription)	Marketed	Release of Phase IV clinical data in the second half of 2008
	Bone fractures (Prescription)	Marketed	—
	Osteoporosis (OTC)	Marketed	—

Zaoren Anshen Capsules	Insomnia	Marketed	—

Moisturizing and Anti-Itching Capsules	Inflammatory skin conditions	Marketed	—
	Vaginal pruritis	Pre-Phase II	Initiation of Phase II trial in 2008
	Pruritis associated with diabetes	Pre-Phase II	Initiation of Phase II trial in 2008

Dianbaizhu Syrup	Vertigo	Marketed

In 2006 and 2007, the total sales of Zaoren Anshen Capsules, Moisturizing and Anti-Itching Capsules and Dianbaizhu Syrup together accounted for 5.8% and 14.7% of our net revenues, respectively.

Xianling Gubao

We sell Xianling Gubao both as a prescription and as an OTC medicine. While there is no substantive difference between the two versions, as a prescription medicine, Xianling Gubao is approved by the SFDA for the treatment of osteoporosis, osteoarthritis, ischemic bone necrosis and bone fractures. As an OTC medicine, it is approved for the treatment of osteoporosis. Beginning in 2006, we began to use different labels to distinguish Xianling Gubao in its OTC form from its prescription form.

Xianling Gubao is a formulation comprised of extracts of six different plants, including barrenwort. Xianling Gubao was first developed by Professor Guangda Shi of the Guiyang Traditional Chinese Medicine Center, based on a traditional recipe from the Miao tribe, an ethnic minority group that lives in Guizhou province and outlying areas in the Southwest China. In 1995, Prof. Shi and four other individuals founded Guizhou Xianling Pharmaceutical Co., Ltd., or Guizhou Xianling. As one of its founders, Prof. Shi transferred to Guizhou Xianling as his capital contribution all of his proprietary rights in Xianling Gubao, including know-how and trade secrets relating to Xianling Gubao. Following Prof. Shi’s capital contribution, Guizhou Xianling became the sole and exclusive owner of these proprietary rights. In May 1997, Mr. Xiaochun Wang, our chief executive officer and chairman of the board, purchased from Guizhou Xianling’s shareholders 96.7% of the equity interests in this company for RMB580,000. Guizhou Xianling was then renamed as Tongjitang Pharmaceutical. According to our pre-clinical trials, we believe that Xianling Gubao’s efficacy in treating and preventing osteoporosis may be due to the presence of significant levels of phytoestrogens in barrenwort extracts. These phytoestrogens may work through selective regulation of estrogen receptors to improve bone strength and potentially reduce the incidence of osteoporosis, while not causing estrogen-mediated side effects.

We have conducted two double-blind, placebo-controlled trials of Xianling Gubao for the treatment of osteoporosis in a total of 175 patients. In these trials, the subjects received either Xianling Gubao or a placebo, a substance that is not a drug but bears nearly identical physical attributes, such as appearance, weight and taste, to the drug itself. In addition, neither the subjects themselves nor the experimenters administering the trials knew which substance the subjects took during the trials. Double-blind, placebo-controlled trials are designed to minimize any bias in the subjects and the experimenters which could influence the results of the trials.

One trial evaluated 85 osteoporosis patients who took either Xianling Gubao or the placebo. Forty-three of 85 subjects took Xianling Gubao, and the other 42 took the placebo. The trial compared the means of bone mineral density changes in two groups at three time points (baseline, 12 and 24 months), using body weight as a covariate, or independent variable. Fisher’s exact probability test, a statistical analysis that calculates an exact probability value for the relationship between two variables, was used to compare bone mineral density changes between the active and placebo groups. The percentage difference in bone mineral density between the active and placebo group at the lumbar spine was statistically significant at both 12-months (2.7%, P=0.044) and 24-months (3.7%, P=0.006), whereas the difference in femoral neck was not statistically significant at 12-months (2.5%, P=0.061) but was statistically significant at 24-months (3.2%, P=0.008). A “p-value” is a mathematical calculation used to determine the statistical validity of experimental results. A p-value of 0.0001 means that the probability that this result occurred by chance is one in 10,000. Statistical significance is usually defined as a p-value of less than 0.05, which means that the probability that this result occurred by chance is less than one in 20. A lower p-value indicates a greater likelihood that the observed result did not occur by chance, and therefore implies greater statistical significance.

We are currently conducting a Phase IV, randomized, double-blind trial to evaluate Xianling Gubao for the prevention of ischemic bone necrosis, a common side effect of systemic steroid use. Approximately 800 patients who take systemic steroid therapy will be randomized at 10 major medical centers to either Xianling Gubao or placebo. The dose of Xianling Gubao will be approximately twice that currently marketed. Patients will be evaluated after six months by MRI to determine the presence of ischemic bone necrosis. Data are expected in the second half of 2008.

In 1996, Xianling Gubao was approved for production under a provincial production standard issued by Guizhou Provincial Health Department, which was the competent medicine approval authority in Guizhou province prior to the establishment of the SFDA. We began manufacturing Xianling Gubao capsules in May 1996 and Xianling Gubao tablets in April 2000. In 2002, with the SFDA’s approval, we began producing Xianling Gubao pursuant to a provisional national production standard, or provisional standard. In 2004, we applied to the SFDA for conversion of this provisional standard to a national final production standard, or final standard, and the application is currently under review.

Xianling Gubao was included in the national medicine catalog of the National Medical Insurance Program in September 2004. It is currently included in the provincial medicine catalogs of all provinces in China. A majority of provincial medicine catalogs have classified Xianling Gubao as a Tier 2 medicine, meaning that purchases of Xianling Gubao are 80-90% reimbursable for National Medical Insurance Program participants. In a few other provinces, including Shanghai and Beijing, our major markets, Xianling Gubao has been upgraded as a Tier 1 medicine, meaning that purchases of it are 100% reimbursable for program participants.

In July 2005, we entered into an agreement with the Beijing University of Traditional Chinese Medicine to jointly develop a new generation of Xianling Gubao products with greater potency, therapeutic efficacy and a higher level of dosing convenience. We plan to launch our next generation of Xianling Gubao capsules in 2008. The Beijing University of Traditional Chinese Medicine has also agreed to conduct research on new process technologies and new quality standards for Xianling Gubao capsules.

In October 2005, we contracted Synarc, Inc., a U.S.-based company providing central radiology services for clinical trials, to test the efficacy and safety of Xianling Gubao under the criteria established by the U.S. Food and Drug Administration. These trials were conducted in several hospitals in China as study centers and have produced interesting and encouraging preliminary results that are subject to a final report expected in the second half of 2008.

In December 2006, we applied to register Xianling Gubao as a “food additive” in Singapore. We chose to pursue this type of registration because traditional Chinese medicines are normally registered under this category in Singapore. The application is currently under review by the Singapore Centre for Pharmaceutical Administration.

In August 2007, the Ministry of Science and Technology and the National Administration for the Protection of State Secrets of the PRC granted the company national trade secret status for Xianling Gubao.

Xianling Gubao is the most important contributor to our revenues. In 2005, 2006 and 2007, sales of Xianling Gubao were RMB230.4 million, RMB374.6 million and RMB444.9 million (US$61.0 million), accounting for 66.6%, 77.2% and 74.6% of our net revenues, respectively.

Zaoren Anshen Capsules

Zaoren Anshen Capsules are an OTC medicine used to treat insomnia and improve sleep quality. Zaoren Anshen Capsules are a formulation comprised of three plant extracts and contain active ingredients previously described in traditional Chinese medicine literature as having sedative and sleep-inducing properties. In particular, extract of Zizyphus Hu, one of the plants used in Zaoren Anshen Capsules, has demonstrated inhibitory effects on excitatory signal pathways in the brain of test animals. Another active ingredient in Zaoren Anshen Capsules, beta-sitosterol, has been shown to reduce anxiety in test animals.

Zaoren Anshen Capsules were first developed by Qihuang Pharmaceutical Industry Technology Investment Co., Ltd., from which we acquired Zaoren Anshen Capsules in August 1999 for RMB361,000. In this transaction we acquired the new medicine certificate for this medicine, its production approval as well as the related production technology, giving us all proprietary rights with respect to this medicine. We do not have ongoing obligations to Qihuang Pharmaceutical Industry Technology Investment Co., Ltd. in respect of Zaoren Anshen Capsules. We received the SFDA’s approval for production of Zaoren Anshen Capsules under a provisional standard in 2001 and began production in the same year. In February 2001, we obtained a certificate of new medicine for Zaoren Anshen Capsules, which expired on February 4, 2007, and currently we do not have the exclusive right to produce Zaoren Anshen Capsules. In April 2006, we received the final standard for Zaoren Anshen Capsules. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Pharmaceutical Industry—Registration and Approval of Medicine.”

In 1998, we conducted an active-control, double-blind trial of Zaoren Anshen Capsules in 120 patients with symptoms of insomnia and anxiety. Sixty of the 120 patients took Zaoren Anshen for four weeks and, for the same period of time, the other 60 patients took a control drug that is an SFDA-approved traditional Chinese medicine widely used for treatment of insomnia in China. Approximately 91.7% of the patients who took Zaoren Anshen Capsules, as compared to 86.7% of the patients who took the other SFDA-approved medicine, reported improvement in their symptoms (p=0.396). While these results were not statistically sufficient, this data was sufficient for SFDA approval of Zaoren Anshen for insomnia.

Zaoren Anshen Capsules have been in the national medicine catalog since September 2004 and are currently included in the provincial medicine catalogs of all provinces in China. A majority of provincial medicine catalogs has classified Zaoren Anshen Capsules as a Tier 2 medicine. In Beijing, one of our major markets, this medicine has been upgraded to a Tier 1 medicine.

In 2006 and 2007, sales of Zaoren Anshen Capsules were RMB12.0 million and RMB21.7 million (US$3.0 million), representing 2.5% and 3.6% of our net revenues, respectively.

Moisturizing and Anti-Itching Capsules

Moisturizing and Anti-Itching Capsules, based on a formulation comprised of six plant extracts, are an OTC medicine used for the treatment of severe itchiness caused by multiple conditions, including dry skin, skin rashes, dermatitis and aging skin. In pre-clinical trials, Moisturizing and Anti-Itching Capsules were shown to reduce the reaction of guinea pigs to histamine, a substance that causes local inflammation and itchiness and is the target for antihistamines, one of the leading western medicines prescribed for itchiness. In addition, animal tests show that Moisturizing and Anti-Itching Capsules have an anti-inflammatory effect.

We conducted clinical trials on Moisturizing and Anti-Itching Capsules involving 53 patients who had been diagnosed with itchiness from various causes. For two weeks, 37 of the 53 patients received Moisturizing and Anti-Itching Capsules and the remaining 16 received another SFDA-approved and widely used traditional Chinese medicine for the treatment of the same symptoms. Approximately 99.1% of the 37 patients who took Moisturizing and Anti-Itching Capsules experienced significant improvement in itching symptoms and associated skin damage, while 75.0% of the 16 patients who took the other medicine experienced a similar degree of improvement. The improvement of 91.1% as compared with 75.0% was statistically significant (p=0.025).

Moisturizing and Anti-Itching Capsules were first developed by Guizhou Medicinal Botanical Garden and were transferred to Mr. Chun Li for RMB200,000 in November 1998. In September 1999, we purchased from Mr. Li Moisturizing and Anti-Itching Capsules for RMB226,000, including its production approval and the related production technology giving us all proprietary rights with respect to this medicine. We do not have ongoing obligations to Guizhou Medicinal Botanical Garden in respect of Moisturizing and Anti-Itching Capsules. We received SFDA approval for production of this medicine in 2002 under a provisional standard. In 2004, we applied to the SFDA to convert the provisional standard of Moisturizing and Anti-Itching Capsules to a final standard, and currently the application is under review.

We are currently designing a clinical trial to investigate the use of Moisturizing and Anti-Itching Capsules for the treatment of vaginal and diabetic pruritus, or itching and plan to commence the trial in 2008.

Moisturizing and Anti-Itching Capsules have been included in the national medicine catalog since September 2004 and are currently included in the provincial medicine catalogs of all provinces in China. A majority of the provincial medicine catalogs has classified this medicine as a Tier 2 medicine. In Beijing, this medicine has been upgraded to a Tier 1 medicine.

In 2006 and 2007, sales of our Moisturizing and Anti-Itching Capsules were RMB10.2 million and RMB40.0 million (US$5.5 million), representing 2.1% and 6.7% of our net revenues, respectively. Sales of Moisturizing and Anti-Itching Capsules increased as a percentage of our net revenues in 2007 as we began to advertise Moisturizing and Anti-Itching Capsules in 2007.

Dianbaizhu Syrup

Dianbaizhu Syrup is a prescription medicine used to treat vertigo, which is a feeling of dizziness when one’s sense of balance has been disrupted. It is made up of an extract from Gaultheria yunnanensis (Franch) Rehd. The efficacy of Dianbaizhu Syrup may be due to its effect in increasing the volume of blood flow in the patient’s heart and brain.

One of the trials conducted on Dianbaizhu Syrup evaluated 182 patients with Meniere’s disease, a common cause of vertigo. Ninety-four patients of the 182 patients took Dianbaizhu Syrup, while the remaining 88 patients took an active control drug, namely Venoruton (Trihydroxyethylrutoside) injection, which is a western medicine approved by the SFDA for the treatment of vertigo. Ninety-one or 96.9% of the patients in the treatment group, as compared with 77 or 87.6% of the patients in the control group, reported either the disappearance of vertigo symptoms or a significant reduction in vertigo symptoms. This improvement (96.9% compared with 87.6%) was statistically significant (p=0.019). Another trial compared Dianbaizhu Syrup with Flunarizine, an injectible western medicine approved by the SFDA and commonly used in the treatment of vertigo symptoms. This trial involved a total of 83 patients, 42 of whom took Dianbaizhu Syrup and the remaining 41 of whom took Flunarizine for four weeks. Both groups presented significant improvement in vertigo symptoms although not at a statistically significant level.

Dianbaizhu Syrup was first developed by Guiyang No. 2 Pharmaceuticals Manufacturing Factory, a state-owned enterprise. In 2003, this entity experienced severe financial difficulties and, following the approval of the Guiyang municipal government, was merged into Tongjitang Pharmaceutical in consideration of our assumption of all the outstanding indebtedness of this entity. As a result of this merger, we succeeded to all assets and liabilities of this entity, including assumption of debts of RMB21.7 million and the ownership of Dianbaizhu Syrup, its production approval and the related production technology, giving us all proprietary rights with respect to this medicine. We do not have any ongoing obligations to Guiyang No. 2 Pharmaceuticals Manufacturing Factory in respect of Dianbaizhu Syrup. In June 2001, Dianbaizhu Syrup was approved by the SFDA and was designated as a new medicine, which provided the manufacturer with exclusive production rights for eight years until June 28, 2009. We began production of this medicine on a trial basis in 2004 pursuant to a provisional standard. In April 2006, we received the final standard for Dianbaizhu Syrup. In order to promote Dianbaizhu Syrup backed by more clinical data, we voluntarily conducted additional clinical trials on this medicine before we mass produced the product. Beginning in late third quarter of 2006, we started mass production and marketing of this medicine.

In October 2006, we initiated a Phase IV clinical trial to further evaluate the efficacy and safety of Dianbaizhu Syrup. The first stage of this trial was completed in the second half of 2007 and was conducted at 10 hospitals in China on approximately 500 patients who have experienced typical symptoms of vertigo. In the third quarter of 2007, we initiated an additional Phase IV clinical trial that involves an additional approximately 1,500 patients.

Dianbaizhu Syrup has been included in the national medicine catalog since September 2004, and it is currently included in the provincial medicine catalogs of all Chinese provinces other than Guangxi. A majority of the provincial medicine catalogs have classified Dianbaizhu Syrup as a Tier 2 medicine. In Beijing, Dianbaizhu Syrup has been upgraded to a Tier 1 medicine.

We had not focused on promoting Dianbaizhu Syrup until 2006. Our sales of Dianbaizhu Syrup were RMB5.7 million, or 1.2% of our net revenues, in 2006 and RMB25.9 million (US$3.6 million), or 4.4% of our net revenues, in 2007.

Other Medicines

In addition to the four principal products and calcium supplements, we also produce and sell the following other medicines:

Medicines	Function	Indication
Compound Glycyrrhiza Oral Solution	Relieves cough and expectoration	Treatment of upper respiratory infections

Jiao Ti Guo Jiao Bi Capsules	Protects stomach lining	Prevents gastritis and ulcers

Bu Shen Yi Lao Capsules	Invigorates kidney and improves Qi	Improves memory, breathing, hearing, and general malaise

Xin Nao Kang Capsules	Improves coronary, cerebral, and peripheral circulation	Treatment of stroke and coronary artery disease

Tong Luo Gu Zhi Ning Plaster	Improves circulation	Treatment of joint pain

Ya Tong Ding Compound	Improves blood circulation	Treatment of toothache, gingivitis and cavities

Jincishen Mixture	Alleviates side-effects of radiotherapy and chemotherapy for cancer patients	Ancillary to treatment of cancer

Heiguteng Capsules	Relieve rheumatic pain and promote blood circulation	Treatment of rheumatoid arthritis

Product Pipeline. We are actively developing a number of new medicines and formulations that were primarily acquired from third parties, as well as through joint research and development with universities and research institutions. As of December 31, 2007, we were at different stages of developing 11 product candidates. The following chart sets forth the seven product candidates that we believe have the highest potential for commercialization:

Selected Pipeline Candidates	Indication	Status	Next Milestone
Jing Tong Ting	Menstrual pain	Phase III clinical trial completed	Applying for certificate of manufacturing and marketing in the second half of 2008

Da An Granules	Anxiety	Phase III ongoing	Release of clinical data in the second half of 2008

Yushuda Tablets	Depression	Phase III ongoing	Release of clinical data in the first half of 2009

Dan Xian Kang Gu Capsules	Ischemic necrosis	Phase III design ongoing	Initiation of clinical trial in the second half of 2008

Methylthioninium Chloride and Procainimide Injection	Post-surgical acute pain	Application filed with SFDA for conducting clinical trials	—

OA-008	Osteoarthritis	Pre-clinical	—

Xianling Gubao Chewable Tablets	Osteoporosis	Pre-clinical	—

Phases II, III and IV used in China are comparable to the similar phases of clinical trials involved in obtaining marketing approval from the U.S. Food and Drug Administration. Under the Administrative Measures on the Registration of Pharmaceutical Products promulgated by the SFDA, the three phases refer to:

“Phase II”: Evaluation of safety, dosing and efficacy.

“Phase III”: Larger scale evaluation of safety and efficacy.

“Phase IV”: Post-approval supervision of safety and efficacy.

Marketing and Sales

Prior to 2004, our third-party distributors, rather than us, marketed our products to hospitals and retail pharmacies outside of Guizhou province. In 2004, we began to market our products and phased out our marketing arrangements with these distributors. Since 2005, we have relied solely on our own marketing efforts.

Prior to the last quarter of 2004, we sold Xianling Gubao through distributors only to hospitals as a prescription medicine. Since then, we have also been selling Xianling Gubao through distributors to retail pharmacies as an OTC medicine.

Our marketing and sales force currently consists of more than 1,000 employees who market our products across China, with a greater emphasis on the relatively more affluent and developed metropolitan centers and the eastern parts of China. We organize our marketing and sales force into four divisions: (1) the marketing strategy division; (2) the prescription medicine sales force; (3) the OTC medicine sales force; and (4) the sales support division.

Marketing Strategy Division. As of December 31, 2007, our marketing strategy division consisted of 46 employees. They are responsible for designing our overall marketing strategy, managing our brand, conducting market research and surveys, liaising with various levels of regulatory authorities and government institutions and providing training to our sales force. There are two groups within this division: a prescription medicine group of 26 employees and an OTC medicine group of 20 employees.

The prescription medicine group of our marketing strategy division oversees the implementation of our prescription marketing strategy and works very closely with our prescription sales force to ensure our prescription marketing initiatives are well-tailored to different hospitals and different regions.

The prohibition on mass media advertising of prescription medicine has been enforced in China since 2004, and pharmaceutical companies now may only advertise their OTC medicines through mass media. The OTC medicine group of our marketing strategy division uses information from our OTC medicine sales force to conduct market analyses of consumer profiles and evaluate our advertising strategies by analyzing advertisements for competing products and market reaction to our advertisements. This analysis is instrumental to us in choosing the appropriate medium or the combination of several forms of media to advertise our products, as well as in designing our advertisements to suit consumer profiles in a particular locality. We believe that advertising on television is the most effective means for consumers to get to know and remember our products. Thus, we advertise Xianling Gubao on CCTV, the only television network with a nationwide presence in China, to enhance the product’s reputation nationwide. We also advertise on local television networks in target provinces where we plan to increase our OTC sales. To reinforce the effect of our advertising on television, we also advertise in national, regional and local publications. In 2007, we spent RMB96.9 million (US$13.3 million) on advertising, consisting of RMB71.9 million (US$9.9 million) on television advertising and RMB25.0 million (US$3.4 million) on print media.

Prescription Medicine Sales Force. As of December 31, 2007, our prescription medicine sales force consisted of approximately 400 salespeople, most of whom hold bachelor’s degrees in medicine or science. Each of them is assigned to a number of hospitals within a defined district. Through their regular meetings with physicians and hospital administrators, the organization of academic seminars and conferences, and assisting with clinical trials, our prescription salespeople can effectively communicate the therapeutic benefits of our products to physicians and hospital administrators. Specifically, our senior personnel in the prescription sales force typically interact with the heads of a hospital administration and the persons in charge of the relevant departments to seek the inclusion of our products in the hospital’s formulary. Our middle-level and junior personnel typically meet with individual physicians to promote the therapeutic value and other features of our products.

To motivate our sales force, we offer performance-linked compensation based upon their success in including our products in the formulary of new hospitals and in increasing the sales of our products in existing formulary hospitals. As we continue to grow, we intend to significantly increase the size of our prescription medicine division.

The following table sets forth the number of formulary hospitals for Xianling Gubao in 2005, 2006 and 2007 in our key markets, in each case based on internal company data gathered during the last week of each of the these periods. It further breaks down these hospitals by “Class 2” and “Class 3” hospitals, the two classes that typically generate larger medicine sales volumes than lower-ranked hospitals:

	2005			2006			2007
Province	Class 3	Class 2	Total	Class 3	Class 2	Total	Class 3	Class 2	Total
Beijing	51	86	379	52	89	386	52	89	387
Shanghai	40	112	281	40	113	291	40	113	299
Zhejiang	34	115	265	36	125	283	42	258	481
Guangdong	38	73	188	42	90	221	51	104	249
Jiangsu	30	58	129	33	72	157	40	100	193
Other 26 provinces	248	326	740	285	421	919	362	588	1182

Total	441	770	1,982	488	910	2,257	587	952	2791

The following table sets forth the total number of “Class 3” hospitals in China, and the number of Xianling Gubao formulary “Class 3” hospitals, which is also expressed as a percentage of all “Class 3” hospitals in China, in each of the periods indicated:

	2005	2006	2007
Total Class 3 hospitals	946	1045	1186
Xianling Gubao formulary Class 3 hospitals	441	488	587
As a percentage of total Class 3 hospitals	46.6%	42.8%	49.5%

Source:	The total number of “Class 3” hospitals is based on statistics from the PRC Ministry of Health in the relevant periods, which do not include hospitals administered by the Chinese military or the Chinese People’s Armed Police.

OTC Medicine Sales Force. Beginning in May 2004, we began marketing Xianling Gubao as an OTC medicine to retail pharmacies and consumers. As of December 31, 2007, our OTC sales force consisted of approximately 780 salespeople. They are assigned to a number of retail pharmacies in a designated region, where they work with pharmacy salespeople to conduct in-store promotions and other forms of direct marketing to consumers and also educate pharmacy salespeople on our products. They also organize free community healthcare activities, such as arranging for bone density tests and organizing seminars on our products and osteoporosis. Our OTC salespeople also collect consumer opinions on our products and our promotional and advertising activities and relay these consumer opinions to our marketing strategy division. This valuable feedback allows us to tailor our promotional and advertising activities to fit different consumer profiles and different localities.

To motivate our OTC salespeople, we offer performance-linked compensation packages based on a number of factors such as the number of new stocking retail pharmacies attained and the volume of sales at our existing stocking retail pharmacies. As we continue to grow, we intend to significantly increase the size of our OTC medicine division.

The following table sets forth the total numbers of our stocking retail pharmacies nationwide for Xianling Gubao and our stocking retail pharmacies authorized under the National Medical Insurance Program in our five key OTC markets in 2006 and 2007, in each case based on the internal company data gathered during the last week of each period indicated:

	2006		2007
Provinces	Stocking Retail Pharmacies	Authorized Pharmacies(1)	Stocking Retail Pharmacies	Authorized Pharmacies(1)
Shandong	1,498	726	1350	565
Shanghai	1,365	251	1400	245
Jiangsu	2,668	572	3400	850
Zhejiang	2,653	375	2605	500
Liaoning	1,450	1,114	1460	1207
Other 26 provinces	28,042	N/A	25420	N/A

All Provinces	37,676	N/A	35635	N/A

(1)	We do not have information regarding the total number of authorized pharmacies that stocked Xianling Gubao in the periods indicated other than for the five provinces listed in this table.

Sales Support Division. As of December 31, 2007, our sales support division consisted of 82 employees. They are primarily responsible for administrative work relating to our sales, such as collecting payments from our customers, consolidating purchase orders, monitoring deliveries to distributors and keeping records.

Seasonality. Sales of Xianling Gubao are affected by seasonal variations in consumer demand. In most regions in China, winter starts in the last quarter of each year. The lower temperatures in winter normally result in a higher incidence of pain and other symptoms associated with osteoporosis, arthritic rheumatism and other bone-related diseases and conditions. As a result, hospitals and retail pharmacies typically experience seasonal peaks in demand for Xianling Gubao in the last quarter of each year. Accordingly, hospitals and retail pharmacies begin to stock greater quantities of Xianling Gubao in September, and the fourth quarter is our peak season for sales. In the first quarter, our strong winter-season sales are usually offset by the slow-down of businesses during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including retail pharmacies and most departments in hospitals, are either closed or substantially reduce the level of their activities. Conversely, we typically experience seasonal lows in demand for Xianling Gubao in summer, affecting our sales in the third quarter. Because of those factors, we may experience quarterly fluctuations in our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Sales of Xianling Gubao are subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in the price of our ADSs.”

Distributors and Customers

We sell our products to third-party distributors who resell these products to hospitals and retail pharmacies outside Guizhou province. In addition, these distributors also handle distribution logistics, warehousing and transportation. We do not sell our products directly to hospitals or retail pharmacies outside of Guizhou province. On the other hand, we sell our products to retail pharmacies and hospitals in Guizhou province through Tongjitang Distribution and directly to consumers through Tongjitang Chain Stores.

We have appointed 20 regional distributors across China, most of which are large pharmaceutical distribution companies affiliated with provincial or municipal governments in the provinces or cities in which they operate. We select our distributors based on their reputation, market coverage and sales experience. We typically enter into annual supply contracts with our regional distributors. These supply contracts set forth the target sales revenues and product prices and contain guidelines for the sale and distribution of our products, including restrictions on the territories in which the products may be sold. Our distributors also purchase our products to resell them to hospitals and retail pharmacies to which we have not marketed our products.

Sales to Beijing Shirentang Pharmaceutical Joint Stock Company, or Beijing Shirentang, one of our regional distributors which covers sales in northeast China, including Beijing, in 2005, 2006 and 2007 accounted for 26.3%, 22.5% and 9.7% of our net revenues, respectively. Shanghai Caitongde Pharmaceutical Co., Ltd. was our regional distributor in Shanghai in 2006 and contributed 14.0% of our net revenues in 2006. Beginning in 2007, we switched our regional distributor in Shanghai to Shanghai Leiyunshang Pharmaceutical Co., Ltd., or Shanghai Leiyunshang, because of its stronger financial and economic capabilities. In 2007, sales to Shanghai Leiyunshang accounted for 11.6% of our net revenues. Under our agreements with Beijing Shirentang and Shanghai Leiyunshang, each of them has agreed to meet a pre-set sales target every year and distribute our products only within a prescribed territory in China. Each distributor is also obligated to monitor the sales of its respective sub-distributors and retailers and report its findings to us every month. Under each agreement, we have the right to determine the resale price offered to retail pharmacies and hospitals. In addition, we agree to be responsible for marketing and promoting our products to retail pharmacies and hospitals and may grant certain rebates to a distributor when the pre-set sales target is met and if cooperation with us is satisfactory. The term of our agreement with each distributor is one year. Under each of these agreements, we can unilaterally terminate the agreement if the distributor or any of its subsidiaries breaches the agreement by selling our products outside the geographic areas designated by us and the distributor fails to remedy such breach.

Manufacturing

Raw materials used in the production of traditional Chinese medicine, primarily medicinal plants, first go through a purifying process, during which raw materials are selected, cut, rinsed and dried. Processed raw materials then go through a series of extraction processes that involve mixing with solvents, soaking, stewing, drying and grinding. Materials extracted from the plants are then processed into various dosage forms such as capsules, tablets, syrups, tinctures and granules. In the past, many steps in the manufacturing of traditional Chinese medicine were performed manually, with limited assistance from modern production equipment, which resulted in a lack of quality and dosage consistency. In October 2005, the PRC Ministry of Science and Technology provided us with grants to develop a small standardized automation system for the manufacturing of traditional Chinese medicine, which has been completed and is now used in our production.

Production Capacity

We currently have 16 production lines. We had 14 production lines as of December 31, 2007, prior to our acquisition of Pulante in March 2008. We have obtained a certificate for Good Manufacturing Practice standards, or GMP standards, for every form of product that we produce. We implement quality control procedures in compliance with the GMP standards and other SFDA regulations to ensure consistent quality in our products. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Pharmaceutical Industry—Pharmaceutical Product Manufacturing—Good Manufacturing Practice.” The following table sets forth our production lines and their corresponding production capacities and utilization rates for a one-year period ending December 31, 2007:

Facility	Production Line	Annualized Manufacturing Capacity	Capacity Utilization Rate
Xiuwen Facility	Capsules	600 million capsules	143.3%
	Tablets	600 million tablets	20.8%
	Granules	14.4 million packs	120.8%
	Preliminary processing and extraction	1,600 tonnes	72.4%

Xiaohe Facility	Powder	500 million packs	62.0%
	Lozenge	300 million pieces	37.3%
	Capsules	400 million capsules	29.8%
	Tablets	300 million tablets	69.0%
	Syrup	500 tonnes	3.6%
	Plaster	2 million pieces	29.9%
	Alcoholature	100 tonnes	2.8%
	Liquor taken orally	500 tonnes	16.6%

Guizhou LLF	Mixture and liquor taken orally	200 tonnes	N/A
	Capsules	130 million capsules	N/A

These utilization rates are calculated on the basis of one shift per day. Our facilities can be operated using two shifts per day. We produce barrenwort extracts mainly in the Xiuwen Facility. Substantially all of our Xianling Gubao is produced in the Xiuwen Facility.

Raw Materials

Our production facilities are located in Guizhou province and Qinghai province, two of the top regions in China in terms of production of raw materials used in the manufacturing of traditional Chinese medicines. These locations allows us to maintain close relationships with suppliers of medicinal herbs, to have lower transportation costs and they give us the option of farming our own medicinal herbs, which we believe is a competitive advantage.

Barrenwort is the primary raw material for the manufacturing of Xianling Gubao, accounting for 84.2% and 70.2% of our cost of raw materials we used in production in 2006 and 2007, respectively. We purchase a substantial majority of our barrenwort requirements on the open market in Guizhou province. We obtain the remainder from farmers in Guizhou province, as well as by planting barrenwort ourselves in Guizhou province. Currently we plant only a small quantity of barrenwort and intend to increase our own capacity to grow barrenwort to diversify our sources of barrenwort.

We focus on improving our extraction technologies for barrenwort. Since 2005, we have substantially improved our extraction efficiency, which enables us to use less barrenwort to produce Xianling Gubao on a per unit basis. We have increased barrenwort extraction efficiency by:

•	selecting variants of barrenwort that contain a higher level of active ingredients;

•	selecting parts of barrenwort that contain a higher level of active ingredients, such as active ingredient-richer leaves and stems, instead of roots;

•	using and purchasing barrenwort that is harvested between March and May, because barrenwort harvested during this period has a higher level of active ingredients than that harvested in other periods;

•	using processing methods that can retain a higher amount of active ingredients extracted from barrenwort;

•	teaming with research partners to research extraction methods and technologies; and

•	using a combination of various technical ratios to arrive at a formula that enables us to increase our extraction efficiency.

For example, in February 2005, we contracted the Medicinal Herbs Research Center of the Chinese Medical Science Institute to research production technologies for the extraction of medicinal contents from two types of barrenwort and to establish quality standards for these barrenwort products. We have filed patent applications for the improved extraction method, which are pending with the China Patent Office. We believe that the improved extraction method will enable us to extend the shelf-life of barrenwort extract from a current life of two years to approximately five years, making us less vulnerable to short-term price rises in the barrenwort market.

We began research on barrenwort farming methods in 1996. In 2001, we completed a project partially funded by the PRC Ministry of Science and Technology for the farming of barrenwort, as well as eucommia and dendrobe, two other medicinal herbs. In March 2003, we jointly developed a barrenwort seed nursery in a 20,000m2 area with the Plant Institute of the Chinese Academy of Medical Sciences, and planted 43 species of barrenwort in the nursery.

Depending on their type and nature, the raw materials we use may be stored for periods ranging from three months to one year. We have not experienced any production interruptions caused by shortages of key raw materials. We have a policy of maintaining an inventory that allows us to have at least a three-month supply of raw materials.

Intellectual Property

We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third-party confidentiality agreements to safeguard our intellectual property.

Patents. We own 27 patents, all of which are registered in the PRC. As of December 31, 2007, we owned 13 invention patents and 14 external design patents. We also have 17 pending invention patent applications in China, some of which relate to process technologies for the production of our medicine, including quality standard improvements and methods of extraction and processing. We are also licensed to use two invention patents and one utility model patent. The following chart lists the invention patents that we own or are licensed to use:

Invention Patents

No.	Description	Valid Period	Expiration Date
1	A controlled release pain killer chiefly used in the treatment of post-surgical wound and trauma wounds(1)	20 years	March 25, 2019
2	A Chinese medicine preparation used in treatment of upper respiratory tract infections	20 years	October 29, 2023
3	Moisturizing and Anti-Itching Capsules processing technology	20 years	January 29, 2022
4	A plaster to treat aches and swelling	20 years	February 6, 2022
5	Toothache treatment and processing technology(2)	20 years	February 24, 2015
6	Shaoshi eye-protecting preparation and its processing method and usage	20 years	August 23, 2025
7	A Chinese medicine for menorrhalgia treatment and its processing method	20 years	April 25, 2024
8	A pharmaceutical preparation for depression treatment and its processing method	20 years	August 16, 2025
9	An indication of a medicine for osteoporosis treatment	20 years	April 27, 2025
10	A Chinese medicine preparation for bone necrosis treatment and its processing method	20 years	June 28, 2025
11	A medicine for the treatment of painful obstructions	20 years	December 2, 2022
12	An adjuvant medicine for treatment following radiotherapy for cancer	20 years	December 2, 2022
13	A medicine to treat abdominal pain and diarrhea due to large intestine conditions	20 years	December 2, 2022
14	Heiguteng Shenjin Tougu Spray and its processing method	20 years	December 29, 2024
15	A Chinese medicated tape and method of preparation for the treatment of arthraligia due to wind, cold and dampness	20 years	August 9, 2025

Note:

(1)	The owner of Patent 1, Professor Zhitao Xia, has granted an exclusive license to Guizhou Tongjitang Pharmaceutical Joint Stock Limited Company, the predecessor of Tongjitang Pharmaceutical for the periods from March 30, 2004 to the expiration dates of this patent.
(2)	The original owner of Patent 5, Mr. Liangzhen Yao, transferred this patent to Mr. Xiaochun Wang, the chairman of Tongjitang Pharmaceutical in November 2003. Mr. Wang has licensed this patent to us.

Trademarks. We market Xianling Gubao under a trademark that combines graphic designs and Chinese characters of “Rouyi.” We maintain seven PRC registered trademarks, including (a) Chinese characters for “Tongjitang,” “Xianling,” “Zhengxing Tongjitang” and “Pangzi” and (b) a combination of the Chinese characters and graphic designs for “Rouyi” and “Jianyou.” We have 11 pending trademark applications, relating to a particular Chinese calligraphic depiction of “Tongjitang,” “Gubao” and “Xianling Gubao.”

Our brand name, Tongjitang, is a well-established brand in China dating back to 1888, and was recognized in 1994 as one of the “Top 100-Year-Old Brands of China” by the Ministry of Domestic Trade, which was later merged into the Ministry of Commerce. “Tongjitang” was held to be a well-known trademark by a PRC court in July of 2007.

We believe that our trademarks, Rouyi and Xianling, and our brand names, Xianling Gubao and Gubao, for which we filed trademark registration applications, are well recognized in China among physicians and hospital administrators, pharmacists and osteoporosis patients. We are working to strengthen, expand, and enforce our rights associated with these trademarks and brand names, the protection of which is important to our reputation and branding.

Proprietary Information. Many elements of our pharmaceutical composition, formulation, delivery and manufacturing methods and processes involve proprietary technologies, processes, know-how or data that are non-patentable. We rely heavily on trade secret protection and confidentiality agreements rather than patent laws to protect our rights in these proprietary technologies, processes, know-how and data. We have taken security measures to protect our rights in this regard. For example, all of our research and development personnel have entered into confidentiality, non-competition and proprietary information agreements with us. In addition, we maintain a segregation of duties among personnel involved in different stages of our production process. This segregation reduces the risk that a breach of these protections by any single staff member would result in a leakage of the entire production process of our products. We also implement other precautions, such as internal document controls and network assurance procedures and the use of a separate dedicated computer server, for our proprietary information and technical data.

Competition

The traditional Chinese medicine sector in China is highly fragmented and intensely competitive. According to the 2006 China Pharmaceutical Market Research Report prepared by Compass International, a Beijing-based research company, in 2005 there were over 1,200 traditional Chinese medicine manufacturers in China (not including manufacturers of traditional sliced herbs). Of these manufacturers, in 2005, large-sized manufacturers contributed to 27.4% of the total sales of this sector, compared to 30.3% and 42.3% of sales by small- and medium-sized manufacturers, respectively, according to the same research report. According to the company size classification standards used by Compass International in the research report and which are set by the National Bureau of Statistics, a company with a headcount of over 2,000, sales of over RMB300 million and assets of over RMB400 million is classified as a large-sized company. On the other hand, for companies that do not meet all the three criteria of a large-sized company, if the company has an employee headcount of at least 300, sales of at least RMB30 million and assets of at least RMB40 million, it is designated as a medium-sized company. Otherwise, it is considered to be a small-sized company. Under these standards, we believe that we would be designated as a medium-sized company because our employee headcount is less than 2,000.

We believe that traditional Chinese medicine manufacturers primarily compete on the basis of:

•	brand name and reputation;

•	price;

•	perceived efficacy;

•	side effects;

•	marketing ability;

•	economies of scale;

•	customer service and customer support capabilities; and

•	customer base and customer loyalty.

We face direct competition from other China-based manufacturers of traditional Chinese medicines. We believe that the primary traditional Chinese medicines competing with Xianling Gubao are:

•	Qiang Gu (Bone-Strengthening) Capsules, and

•	Gu Song Bao Capsules/Granules.

Qiang Gu Capsules are manufactured by Beijing Qihuang Pharmaceutical Co., Ltd. and Gu Song Bao Capsules are manufactured by Guizhou Fuhua Pharmaceutical Co., Ltd. Both companies are PRC domestic pharmaceutical companies. In addition, we face competition from manufacturers of western medicine with similar curative effects, which therefore can be used as substitutes for our traditional Chinese medicine products. The major western medicines that compete with Xianling Gubao include (1) calcium supplements such as Osteoform, Caltrate and Gai Zhong Gai, (2) hormonal replacement therapies such as Livial, Premarin, Ipriflavone and Ranoxifene, (3) bisphosphonates such as Fosamax, and (4) calcitonin derivatives, such as elcatonin. Except for Gai Zhong Gai, these western medicines are manufactured by the PRC subsidiaries of U.S.- or European-based pharmaceutical companies. Many of these western medicines, including calcium supplements and bisphosphonates, are also included in the national and provincial medicine catalogs and therefore the purchases of these medicines are reimbursable to National Insurance Program participants.

The following chart sets forth the primary SFDA-approved medicines that compete with our other principal products:

Competing Medicines
	Traditional Chinese Medicines	Western Medicines
Zaoren Anshen Capsules	Fufang Zaoren Capsules Zaoren Anshen Granules Anshen Bunao Liquid	Alprazolam (Xanax) Zolpidem (Ambien)
Dianbaizhu Syrup	Xuanyunning Granules	Flunarizine (Sibelium)
Moisturizing and Anti-Itching Capsules	Shiduqing Capsules	—

Environmental Matters

Medicine manufacturers in China must comply with environmental laws and regulations stipulated by the state, provincial and local environment protection authorities. Relevant laws and regulations include provisions relating to the treatment of sewage and exhaust fumes and the limitation of industrial pollution. Pharmaceutical companies are required to carry out an environmental impact assessment before commencing construction of their main production facilities as well as to construct accompanying pollution treatment facilities.

The major waste products of our manufacturing processes include:

•	organic waste from the extraction process—we have set aside a specific area within our Guizhou facilities to gather this organic waste for local farmers to remove and use as fertilizer;

•	waste water—we have our own waste water treatment facilities to treat the waste water from our production processes; and

•	alcohol—we have our own facilities for recycling alcohol.

Insurance

We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land and inventory amounted to approximately RMB49.7 million (US$6.8 million) as of December 31, 2007. We also maintain insurance for inventory of raw materials, covering RMB30 million (US$4.1 million). In addition, we maintain insurance policies covering products in transit to our customers and have product liability insurance coverage. We do not maintain business interruption insurance or key-employee insurance. We paid aggregate insurance premiums of RMB260,574 in 2006 and RMB124,333 (US$17,045) in 2007, respectively.

Regulations Relating to Pharmaceutical Industry

The pharmaceutical industry in China, including the traditional Chinese medicine sector, is highly regulated. The primary regulatory authority is the SFDA, including its provincial and local branches. As a developer, producer and distributor of medicinal products, we are subject to regulation and oversight by the SFDA and its provincial and local branches. The Law of the PRC on the Administration of Pharmaceuticals provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products. Its implementing regulations set forth detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

Registration and Approval of Medicine

A medicine must be registered and approved by the SFDA before it can be manufactured. The registration and approval process requires the manufacturer to submit to the SFDA a registration application containing detailed information concerning the efficacy and quality of the medicine and the manufacturing process and the production facilities the manufacturer expects to use. This process generally takes at least a few months and could be longer, depending on the nature of the medicine under review, the quality of the data provided and the workload of the SFDA. To obtain the SFDA registration and approval necessary for commencing production, the manufacturer is also required to conduct pre-clinical trials, apply to the SFDA for permission to conduct clinical trials, and, after clinical trials are completed, file clinical data with the SFDA for approval.

New Medicine. If a medicine is approved by the SFDA as a new medicine, the SFDA will issue a new medicine certificate to the manufacturer and impose a monitoring period of as long as five years. The length of the monitoring period is specified in the new medicine certificate. During the monitoring period, the SFDA will monitor the safety of the new medicine, and will neither accept new medicine certificate applications for an identical medicine by another pharmaceutical company, nor approve the production or import of an identical medicine by other pharmaceutical companies. For new medicines approved prior to 2002, the monitoring period could be longer than five years. As a result of these regulations, the holder of a new medicine certificate effectively has the exclusive right to manufacture the new medicine during the monitoring period. We currently have only one new medicine certificate, for Dianbaizhu Syrup, which is valid until June 28, 2009.

Provisional National Production Standard. In connection with the SFDA’s approval of a new medicine, the SFDA will normally direct the manufacturer to produce the medicine according to a provisional national production standard, or a provisional standard. A provisional standard is valid for two years, during which the SFDA closely monitors the production process and quality consistency of the medicine to develop a national final production standard for the medicine, or a final standard. Three months before the expiration of the two-year period, the manufacturer is required to apply to the SFDA to convert the provisional standard to a final standard. Upon approval, the SFDA will publish the final standard for the production of this medicine. There is no statutory timeline for the SFDA to complete its review and grant approval for the conversion. In practice, the approval for conversion to a final standard is time-consuming and could take a few years. However, during the SFDA’s review period, the manufacturer may continue to produce the medicine according to the provisional standard. Currently, Xianling Gubao and Moisturizing and Anti-Itching Capsules are each being manufactured according to their respective provisional standards. We applied to the SFDA for their final standards in 2004, and currently the applications are pending approval by the SFDA. We do not anticipate any difficulty in obtaining these approvals from the SFDA, but no assurances can be given as to when or if the approval will be obtained.

Transitional Period. Prior to the latter of (1) the expiration of a new medicine’s monitoring period or (2) the date when the SFDA grants a final standard for a new medicine after the expiration of the provisional standard, the SFDA will not accept applications for an identical medicine nor will it approve the production of an identical medicine by other pharmaceutical companies. Accordingly, the manufacturer will continue to have an exclusive production right for the new medicine during this transitional period.

For example, although the new medicine certificates for Xianling Gubao and Moisturizing and Anti-Itching Capsules have already expired, we continue to have the exclusive right to produce Xianling Gubao and Moisturizing and Anti-Itching Capsules until the SFDA approves the final standards for these two medicines, the timing of which is uncertain.

Continuing SFDA Regulation

Pharmaceutical manufacturers in China are subject to continuing regulation by the SFDA. If an approved medicine, its labeling or its manufacturing process is significantly modified, a new pre-market approval or pre-market approval supplement will be required by the SFDA. A pharmaceutical manufacturer is subject to periodic inspection and safety monitoring by the SFDA to determine compliance with regulatory requirements. The SFDA has a variety of enforcement actions available to enforce its regulations and rules, including fines and injunctions, recall or seizure of products, the imposition of operating restrictions, partial suspension or complete shutdown of production and criminal prosecution.

Pharmaceutical Product Manufacturing

Permits and Licenses for Pharmaceutical Manufacturers. A pharmaceutical manufacturer must obtain a pharmaceutical manufacturing permit from the SFDA’s relevant provincial branch. This permit is valid for five years and is renewable upon its expiration. Our current pharmaceutical manufacturing permit, issued by the Guizhou branch of the SFDA, will expire on December 31, 2010. We do not currently anticipate any difficulty in renewing our pharmaceutical manufacturing permit.

Good Manufacturing Practice. A pharmaceutical manufacturer must meet the Good Manufacturing Practice standards, or GMP standards, for each of its production facilities in China in respect of each form of pharmaceutical products it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. If a manufacturer meets the GMP standards, the SFDA will issue to the manufacturer a Good Manufacturing Practice certificate, or a GMP certificate, with a five-year validity period. However, for a newly established pharmaceutical manufacturer that meets the GMP standards, the SFDA will issue a GMP certificate with only a one-year validity period.

We have obtained a GMP certificate for all of our production facilities in respect of every form of product that we produce. On March 6, 2002, we obtained a GMP certificate for our Xiuwen facility for the manufacturing of medicine in the forms of tablets, capsules and granules. We also obtained three GMP certificates for our manufacturing facility in the Xiaohe region for the manufacturing of a variety of forms of pharmaceutical products, one on July 14, 2004, one on November 18, 2004 and one on January 26, 2006. All of our GMP certificates are valid for five years. We do not currently anticipate any difficulty in renewing these certificates.

Pharmaceutical Distribution

A distributor of pharmaceutical products in China must obtain a pharmaceutical distribution permit from the relevant provincial or local SFDA branches. The distribution permit is granted if the relevant SFDA provincial branch receives satisfactory inspection results of the distributor’s facilities, warehouse, hygiene environment, quality control systems, personnel and equipment. A pharmaceutical distribution permit is valid for five years.

Our wholesale distribution subsidiary, Tongjitang Distribution, and our retail distribution subsidiary, Tongjitang Chain Stores Co, both obtained their respective pharmaceutical distribution permits for wholesale and retail business operations on January 1, 2005.

Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China. Chinese regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-

owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy outlets that a foreign investor may establish. Retail pharmacy chains with more than 30 outlets that sell a variety of branded pharmaceutical products sourced from different suppliers are limited to 49.0% foreign ownership unless the outlets are owned by a third party and operated under a foreign franchise. Our 89.0%-owned retail distribution subsidiary, Tongjitang Chain Stores, is subject to this restriction, and currently has 12 retail outlets.

Good Supply Practice Standards. The SFDA applies Good Supply Practice standards, or GSP standards, to all pharmaceutical wholesale and retail distributors to ensure the quality of distribution in China. The currently applicable GSP standards require pharmaceutical distributors to implement controls on the distribution of medicine, including standards regarding staff qualifications, distribution premises, warehouses, inspection equipment and facilities, management and quality control. A certificate for GSP standards, or GSP certificate, is valid for five years, except for a newly established pharmaceutical distribution company, for which the GSP certificate is valid for only one year.

Our wholesale distribution subsidiary, Tongjitang Distribution obtained its current GSP certificate on June 11, 2003, and our retail distribution subsidiary, Tongjitang Chain Stores, obtained its current GSP certificate on December 29, 2003. Both certificates are valid for five years and we do not anticipate any difficulty in renewing these certifications.

Price Controls

The retail prices of prescription and OTC medicines that are included in the national medicine catalog are subject to price controls administered by the Price Control Office under the National Development and Reform Commission, or the NDRC, and provincial price control authorities, either in the form of fixed prices or price ceilings. The controls over the retail price of a medicine effectively set the limits for the wholesale price of that medicine. From time to time, the NDRC publishes and updates a national list of medicines that are subject to price control. Fixed prices and price ceilings on medicines are determined based on profit margins that the NDRC deems reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the price of some of the medicines on the list, and delegates the power to provincial price control authorities to regulate the remainder on the list. For those medicines under the authority of provincial price control authorities, each provincial price control authority regulates medicines manufactured by manufacturers registered in that province. Provincial price control authorities have the discretion to authorize price adjustments based on the local conditions and the level of local economic development.

Only the manufacturer of a medicine may apply for an increase in the retail price of the medicine and it must apply either to the NDRC, if the price of the medicine is nationally regulated, or to the provincial price control authorities in the province where it is registered, if the price of the medicine is provincially regulated. For a provincially regulated medicine, when provincial price control authorities approve an application, they will file the newly approved price with the NDRC for confirmation and thereafter the newly approved price will become binding and enforceable across China.

The retail prices of 35 out of our 58 regularly-produced products, including Xianling Gubao, Zaoren Anshen Capsules, Dianbaizhu Syrup and Moisturizing Anti-Itching Capsules, fall under the direct regulation of the Guizhou provincial price control authorities. We have discretion to determine the retail prices of our remaining 23 products.

Tendering Requirement for Hospital Purchases of Medicines

Provincial and municipal government agencies such as provincial or municipal health departments also operate a mandatory tendering process for purchases by state-owned hospitals of a medicine included in provincial medicine catalogs. These government agencies organize a tendering process once every year in their province or city and typically invite manufacturers of provincial catalog medicines that are on the hospitals’ formularies and are in demand by these hospitals to participate in the tendering process. A government-approved committee consisting of physicians, experts and officials is delegated by these government agencies the power to review bids and select one or more medicines for the treatment of a particular medical condition. The selection is based on a number of factors, including bid price, quality and manufacturer’s reputation and service. The bidding price of a wining medicine will become the price required for purchases of that medicine by all state-owned hospitals in that province or city. This price, however, is effective for only one year before the following year’s tendering process, where the manufacturer of the winning medicine must submit a new bid.

The tendering requirement was first introduced in 2004 and has since been implemented across China. We understand that the level of present implementation of the tendering requirement varies among different provinces in China. Xianling Gubao in its prescription form and Dianbaizhu Syrup are both subject to the tendering requirement.

Reimbursement under the National Medical Insurance Program

As of the end of 2007, approximately 220.5 million people were enrolled into the National Medical Insurance Program. The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. A National Medical Insurance Program participant can be reimbursed for the full cost of a Tier 1 medicine and 80-90% of the cost of a Tier 2 medicine. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to various provincial governments, each of which has established its own medicine catalog. A provincial government must include all Tier 1 medicines listed in the national medicine catalog in its provincial medicine catalog, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Tier 2 medicines listed in the national medicine catalog from, its provincial medicine catalog, so long as the combined numbers of the medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines listed in the national catalog. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2.

The total amount of reimbursement for the cost of prescription and OTC medicines, in addition to other medical expenses, for an individual program participant in a calendar year is capped at the amount in that participant’s individual account. The amount in a participant’s account varies, depending upon the amount of contributions from the participant and his or her employer. Generally, on average, program participants who are from relatively wealthier eastern parts of China and relatively wealthier metropolitan centers have greater amounts in their individual accounts than those from less developed provinces.

Xianling Gubao was included in the national catalog as a Tier 2 medicine in September 2004. Currently, Xianling Gubao is in the provincial medicine catalogs of all provinces, as are Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules. Dianbaizhu Syrup currently is in the provincial medicine catalogs of 30 provinces.

Other Regulations

In addition to the regulations relating to pharmaceutical industry in China, our operating subsidiaries are also subject to the regulations applicable to a foreign invested enterprise in China.

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies other than FIEs must convert foreign currency payments they receive from abroad into Renminbi. On the other hand, FIEs may retain foreign exchange in accounts with designated foreign exchange banks, subject to a cap set by the SAFE or its local counterpart.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment Through Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (1) a PRC resident must register with a local branch of the SAFE before he or she establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debts financing); (2) when a PRC resident contributes the assets of or his or her equity interests in a domestic enterprise into an SPV or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and the change thereof with the local branch of the SAFE; and (3) when the SPV undergoes a material change outside of China, such as a change in share capital, a merger or an acquisition, the PRC resident must, within 30 days from the occurrence of the event that triggers such change, register such change with a local branch of the SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with a local branch of the SAFE before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.

Our beneficial owners who are PRC residents have registered with the local branch of the SAFE as required under SAFE Circular No. 75.

Dividend Distribution

The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:

•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended; and

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended.

Under these regulations, wholly foreign-owned enterprises and Sino-foreign equity joint ventures in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these foreign-invested enterprises are required to set aside certain amounts of their accumulated profits each year, if any, to fund certain reserve funds. These reserves are not distributable as cash dividends.

Patents

There are three types of patents under the PRC patent law. The first type, an external design patent, refers to a new design of a product’s shape, pattern or a combination of shape and pattern and the combination of a product’s color and its shape and pattern, where such a design is aesthetically appealing and suitable for industrial application. The second type of patent is called an invention patent and the third type of patent is referred to as a new model or utility patent. Invention patents and utility patents are similar in that both of them relate to scientific or technological inventions. A utility patent, compared to an invention patent, requires a lower level of creativity and covers a narrower scope. In addition, an invention patent can be a new technology introduced in respect of an existing product, method or their improvements, while a utility patent is restricted to a product’s shape, constitutions or a combination of these two. Invention patents are valid for 20 years, whereas utility patents and external design patents are each valid for 10 years.

C. Organizational Structure

The legal subsidiaries are as follows:

Name of company	Place of establishment and operation	Percentage of ordinary share/ registered capital held by the Company	Principal activities
Unisources	BVI	100%	Investment holding

Tongjitang Pharmaceutical	PRC	100%	Development, manufacturing, marketing and sales of medicine products

Tongjitang Distribution	PRC	92.76%	Wholesale distribution of medicine products

Tongjitang Chain Stores	PRC	89.05%	Retail sales of medicines products and medical devices

Tongjitang Planting	PRC	95%	Cultivation of medicinal herbs

Guizhou LLF	PRC	100%	Development, manufacturing, marketing and sales of medicine products

Pulante	PRC	100%	Development, manufacturing, marketing and distribution of Tibetan medicines

Jincili	PRC	100%	Research and development of medicines based on extracts from wild herbs

D. Property, Plants and Equipment

In November 2006, we relocated our corporate head office, which was then located in Guiyang, Guizhou province, to Shenzhen, Guangdong province. We have rented an aggregate of approximately 790 m2 of office space for our new corporate head office in Shenzhen. We have three manufacturing facilities in Guiyang, Guizhou province, and one manufacturing facility in Xining, Qinghai province.

Designs for our new research and development center were completed in April 2007. This new research and development center will be built according to the Good Laboratory Practice standard in China and will be located in our Xiuwen facility in Guizhou province. Completion is currently expected in the second half of 2008.

Our Xiuwen facility is located on a parcel of land of approximately 260,000 m2 in Xiuwen county near the City of Guiyang. We hold the land use rights, which are the most complete form of interest over land that a private entity is permitted to have under PRC law, to this parcel of land for a term of 50 years, which expires in November 2048. By acquiring the land use rights, we have obtained the exclusive right to occupy, use, develop, lease, transfer and mortgage the land for 50 years, without the need to pay additional land premiums to the government, which is the sole owner of all the land in the urban areas in China. We have built a production facility of approximately 14,000 m2 at our Xiuwen facility.

Our Xiaohe facility is located on a parcel of land of approximately 20,000 m2 in the Guiyang economic and technological development zone. We hold a 50-year land use right to this parcel of land, which expires in April 2053, and we have built a manufacturing facility of approximately 15,000 m2 and a research and development center of approximately 300 m2 on this parcel.

We acquired Guizhou LLF in August 2008. Guizhou LLF’s facility is located on a parcel of land of approximately 32,000 m2 in Guiyang, Guizhou province, with a manufacturing facility of approximately 4,300 m2. The facility is currently owned by the former shareholders of Guizhou LLF.

We acquired Qinghai Pulante Pharmaceutical Co. Ltd. in April 2008. Pulante’s facility is located on a parcel of land of approximately 21,000m2 in Xining, Qinghai province. We hold a 50-year land use right to this parcel of land, which expires in 2051. We have built a manufacturing facility of approximately 11,000m2 at our Xining facility. We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We are a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine. We believe that our flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. Xianling Gubao was approved in 2002 by China’s State Food and Drug Administration, or the SFDA, both as a prescription medicine and as an OTC medicine. Sales of Xianling Gubao have accounted for a majority of our net revenues. In 2005, 2006 and 2007, sales of Xianling Gubao amounted to RMB230.4 million, RMB374.6 million and RMB444.9 million (US$61.0 million), representing 66.6%, 77.2% and 74.6%, respectively, of our net revenues.

In addition to Xianling Gubao, we manufacture and market a portfolio of 10 other traditional Chinese medicines, each of which has been approved by the SFDA, including Zaoren Anshen Capsules, an OTC medicine for treating insomnia, and Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions. In 2006 and 2007, sales of Zaoren Anshen Capsules, Moisturizing and Anti-Itching Capsules and Dianbaizhu Syrup together accounted for 5.8% and 14.7% of our net revenues, respectively. We also sell certain third-party medicines, the sales of which accounted for 3.8% and 3.0% of our net revenues in 2006 and 2007, respectively.

We were founded in 1995 and have grown significantly in recent years. Our net revenues increased from RMB234.7 million in 2004 to RMB596.0 million (US$81.7 million) in 2007, representing a CAGR of 36.4% during this period. Our net income increased from RMB11.4 million in 2004 to RMB171.2 million (US$23.5 million) in 2007, representing a CAGR of 147.0% during this period.

Except for a small percentage of our sales that are made in Guizhou province, we sell Xianling Gubao and our other products exclusively through third-party distributors who resell the products to hospitals and retail pharmacies in China. Prior to 2004, these third-party distributors, rather than our sales force, marketed our products to hospitals and retail pharmacies outside Guizhou province. Starting from May 2004, we began marketing our principal products through our own sales force and phased out our marketing arrangements with distributors. Since 2005, we have relied only on our own marketing efforts for Xianling Gubao and our other principal products. Because we market our products directly to retail pharmacies, we negotiate pricing and determine the prices at which retail pharmacies purchase our products from distributors. We set the wholesale prices at which we sell to our distributors based on prices we negotiated with retail pharmacies for sales designated for retail pharmacies and on prices set through a government-administered tendering process for sales designated for hospitals.

Prior to the last quarter of 2004, our sales of Xianling Gubao outside Guizhou province were designated only for hospitals. Since that time, sales of Xianling Gubao have also been designated for retail pharmacies. Sales designated for retail pharmacies increased to account for a significant portion of our total sales in 2005 and 2006, although we did not separately track our sales designated for retail pharmacies and those designated for hospitals during these periods. We have begun to separately track our sales of Xianling Gubao designated for these two markets in 2007.

In Guizhou province, we sell Xianling Gubao and our other products, as well as medicines of other pharmaceutical companies, to hospitals and retail pharmacies through our wholesale distribution subsidiary, Tongjitang Distribution, and directly to consumers through our retail subsidiary, Tongjitang Chain Stores. The combined net revenues from these two subsidiaries accounted for 10.4%, 5.7% and 4.1% of our total net revenues in 2005, 2006 and 2007, respectively. The combined net revenues from these subsidiaries declined in percentage terms because during these periods these subsidiaries sold fewer third-party products and shifted their focus to selling Xianling Gubao and our other products. The combined sales of Xianling Gubao by these two subsidiaries accounted for 5.4%, 3.3% and 0.7% of our net revenues from sales of Xianling Gubao in 2005, 2006 and 2007, respectively. Because Chinese foreign investment restrictions limit the business scope of these subsidiaries, we expect net revenues from our wholesale and retail subsidiaries to continue to constitute a small portion of our total net revenues.

Acquisitions

In August 2007, our wholly-owned subsidiary, Tongjitang Pharmaceutical entered into a Share Purchase Agreement and Technical Knowledge Purchase Agreement with Guizhou LLF to acquire 100% of the registered capital of Guizhou LLF and relevant intellectual properties for RMB42.2 million in cash.

Guizhou LLF produces and markets more than 10 OTC and prescription traditional Chinese medicines as well as nutritional products in China. Its principal products include the Heiguteng Capsule, which is an herbal medicine for the treatment of rheumatoid arthritis, as well as the Jincishen Mixture, which alleviates the side-effects of radiotherapy and chemotherapy for cancer patients. Guizhou LLF’s principal products also include LLF Oral Solution, a nutritional product that improves immune systems. In 2007, Guizhou LLF generated post-acquisition revenues of approximately RMB7.9 million (US$1.1 million).

In March 2008, we signed a definitive purchase agreement to acquire Pulante, a privately owned plant-based pharmaceutical company. The acquisition was consummated in April 2008. We are in the process of determining the fair value of the assets acquired and liabilities assumed to allocate the purchase price. We anticipate that consideration for the acquisition will be in cash, with an initial payment of approximately RMB25.5 million. We will make additional payments over the next three years based on Pulante’s financial and operational performance.

Pulante is located in Xining in the Qinghai province of China and was founded in 2000. It develops, manufactures, markets, and distributes SFDA-approved Tibetan recipe-originated medicines in China. Pulante’s major revenue-generating product, Chongcao Qingfei Capsules, is an OTC product which alleviates the symptoms of respiratory diseases, and targets patients with Chronic Obstructive Pulmonary Disease, a common disease among more than 300 million smokers in China. Our market research indicates that Pulante generated revenue of approximately RMB40 million (US$5.5 million) in 2007 and was profitable. Pulante’s manufacturing facility in Xining is a GMP-certified manufacturing facility.

Key Performance Indicators

We utilize a set of non-financial and financial key performance indicators, which our senior management reviews frequently. Our review of these indicators facilitates timely evaluation of the performance of our business and effective communication of results and key decisions, allowing our business to respond promptly to competitive market conditions and different demands and preferences from hospitals, retail pharmacies and consumers.

As medicines included in the national and provincial medicine catalogs are subject to government-administered retail price controls and, in the case of hospital sales, a mandatory tendering process, the growth of our business is primarily driven by increases in sales volume of our products, and, to a lesser degree, by price increases. Our non-financial performance indicators consist of (1) sales volume and, particularly in case of Xianling Gubao, the number of units of the medicine sold; (2) the number of hospitals, particularly Class 3 hospitals, which include our products on their lists of approved medicines, or formulary hospitals; and (3) the number of retail pharmacies which stock our medicines, or stocking retail pharmacies. Any increase in the sales volume of our products is largely affected by increases in the number of our new formulary hospitals and stocking retail pharmacies, as well as the level of sales to our existing formulary hospitals and stocking retail pharmacies. Any increase in the number of formulary hospitals or in the level of sales to our existing formulary hospitals depends to a significant extent on our ability to persuade hospital administrators and physicians, with the aid of clinical data and through our other marketing efforts such as the organization of academic conferences and seminars, that our medicines are efficacious and safe for the treatment of the prescribed medical indications. Any increase in the number of stocking retail pharmacies or in the level of sales to our existing stocking pharmacies depends to a significant extent on the effectiveness of our marketing, including advertising, community-based marketing activities and pharmacy store-based promotions, pharmacy salesperson education and incentive programs, and our direct marketing to consumers.

Our financial key performance indicators consist of our net revenues and cost, including gross margins and operating margins, which are discussed in greater details in the subsections titled “—Net Revenues” and “—Cost of Revenues.”

Industry-wide Factors Affecting Our Results of Operations

A number of industry-wide factors may affect our business. We have benefited significantly from the overall economic development in China in recent years and the increase in the number of elderly people in China, which together have resulted in increased expenditures on medicine in China, including traditional Chinese medicine. As there is a high prevalence rate of osteoporosis among elderly people, we anticipate that the demand for Xianling Gubao will continue to rise due to the increase in the number of elderly people in China.

Xianling Gubao was included in the national medicine catalog of the National Medical Insurance Program in September 2004, and is currently included in the provincial medicine catalogs of all provinces in China. We believe that inclusion of Xianling Gubao in these catalogs is a key factor underlying the significant increase in sales of Xianling Gubao, as the participants in the National Medical Insurance Program can be reimbursed for their purchases of Xianling Gubao. According to the Bulletin of the PRC Ministry of Labor and Social Security 2006, between 2001 and 2006, the funding of the National Medical Insurance Program, including funds from the governments and contributions from the participants and their employers, increased at a CAGR of 35.5% from RMB38.4 billion in 2001 to RMB175.2 billion in 2006. The Chinese government has announced its intention to increase the National Medical Insurance Program enrollment to 300 million by 2010 from the coverage of 220.5 million as of the end of 2007. The government has also announced its intention to merge the medical plans for national government employees working in Beijing, which are financed by the national government, into the National Medical Insurance Program by 2010. Because Xianling Gubao is included in all the medicine catalogs, we believe that Xianling Gubao is well positioned to benefit from the future expansion of the National Medical Insurance Program.

Specific Factors Affecting Our Results of Operations

Although we manufacture and market a number of medicines and have several products in various stages of development, our sales of Xianling Gubao are by far the most important factor determining our results of operations. This has been the case in recent years and we expect it to remain so for the foreseeable future. Sales of Xianling Gubao accounted for 66.6%, 77.2% and 74.6% of our net revenues in 2005, 2006 and 2007, respectively. We believe that our business and results of operations are affected significantly by:

•	Sales of Xianling Gubao designated for hospitals as a prescription medicine and designated for retail pharmacies as an OTC medicine;

•	Pricing of Xianling Gubao and our other principal products;

•	Cost of barrenwort, the primary raw material used in manufacturing of Xianling Gubao; and

•	Seasonal variations in the demand for Xianling Gubao.

Our future results of operations will depend significantly upon our ability to integrate our acquisitions and make new acquisitions. We must ensure that our recent and future acquisitions are successfully integrated into our operations in order to achieve the intended benefits from these acquisitions.

Sales of Xianling Gubao Designated for Hospitals. Sales of Xianling Gubao designated for hospitals as a prescription medicine depend primarily on our ability, through our marketing efforts, to increase purchases of Xianling Gubao by formulary hospitals. This in turn depends primarily on:

•

Our ability to communicate to physicians and hospital administrators that Xianling Gubao is efficacious and safe for the treatment of osteoporosis and other approved medical indications based on Xianling Gubao’s clinical results; and

•	Patients’ perception of Xianling Gubao’s efficacy and side effects.

Since 2004, we have substantially increased sales of Xianling Gubao designated for hospitals. Much of this increase historically has been derived from the increasing number of formulary hospitals for Xianling Gubao. The increase in the number of our formulary hospitals has resulted primarily from the inclusion of Xianling Gubao in provincial medicine catalogs and the success of our marketing efforts targeting physicians and hospital administrators. The number of formulary hospitals increased by 23.7%, from 1,602 in 2004 to 1,982 in 2005, further increased by 13.9% to 2,257 in 2006, and by 23.7% to 2,791 in 2007, in each case based on our internal company data gathered during the last week of each of these periods. Our ability to further increase sales of Xianling Gubao designated for hospitals will depend primarily on continuously increasing sales of Xianling Gubao to the existing formulary hospitals, including increasing sales within each formulary hospital to medical specialties other than the orthopedics department. This in turn substantially depends on whether our marketing efforts can convince physicians and hospital administrators to accept Xianling Gubao as a preferred medicine for the treatment of osteoporosis and the other SFDA-approved medical indications for this medicine. We also plan to increase sales of Xianling Gubao by continuing to add new hospitals. We believe that as a large number of hospitals located in our key markets have already purchased Xianling Gubao, increasing sales designated for the existing formulary hospitals is more cost-effective than increasing sales by adding new formulary hospitals.

In 2004, our net revenues from sales of Xianling Gubao amounted to RMB161.3 million. We believe that a substantial majority of the sales of Xianling Gubao in 2004 consisted of sales designated for hospitals, because we did not begin selling Xianling Gubao through distributors as an OTC medicine to retail pharmacies until the last quarter of 2004. However, we cannot quantify the portion of our net revenues from our sales designated for hospitals in 2004, 2005 or 2006, as we did not track such sales separately during those periods. The prices of Xianling Gubao designated for hospitals were lower than those designated for retail pharmacies during those periods. See “—Pricing of Our Principal Products” below for more details. Based on our analysis of sales data in light of the different pricing patterns for these two distinct markets, we believe that Xianling Gubao designated for hospitals accounted for a substantial majority of total sales of Xianling Gubao in 2005 and 2006. However, by comparing sales and pricing data in 2006 to those in 2005, we believe that Xianling Gubao sales designated for hospitals declined as a percentage of total sales of Xianling Gubao in 2006. We believe that this declining trend is likely to continue in the near future as our sales of Xianling Gubao as an OTC medicine continue to grow. In 2007, we generated 56.1% of our sales of Xianling Gubao from hospitals.

Sales of Xianling Gubao Designated for Retail Pharmacies. Sales of Xianling Gubao designated for retail pharmacies as an OTC medicine depend primarily on our ability to increase the number of our stocking retail pharmacies for Xianling Gubao, and secondarily on our ability to increase sales of Xianling Gubao at these pharmacies. Both in turn depend on:

•

The level of consumer awareness of Xianling Gubao, which is significantly affected by the effectiveness of our marketing of Xianling Gubao as an OTC medicine, including our mass media advertising, community-based marketing activities, in-store promotions, pharmacy salespeople education and incentive programs, and our direct marketing to consumers; and

•	Consumers’ perception of Xianling Gubao’s efficacy and side effects.

Since May 2004, we have focused on marketing Xianling Gubao to retail pharmacies as an OTC medicine. As part of this new strategy, we have significantly increased our advertising expenditures on Xianling Gubao as an OTC medicine. Our advertising expenses increased from RMB47.5 million in 2005 to RMB85.1 million in 2006 and increased further to RMB96.9 million (US$13.3 million) in 2007, as we continued to promote Xianling Gubao and our other principal products through advertising. We increased other selling and marketing expenses from RMB37.6 million in 2005 to RMB51.5 million in 2006 and increased further to RMB68.4 million (US$9.4 million) in 2007, as we continued to expand our marketing efforts. As a result of our marketing efforts to promote Xianling Gubao as an OTC medicine, we experienced a substantial year-to-year increase in the sales volume of Xianling Gubao from 2005 to 2006 and from 2006 to 2007.

We cannot quantify the portion of our net revenues from Xianling Gubao sales designated for retail pharmacies in 2004, 2005 or 2006 because we did not separately track such sales during these periods. Based on our analysis of sales data in light of the different pricing patterns for hospital and retail pharmacy sales, we believe that in 2005 and 2006, although our sales of Xianling Gubao designated for retail pharmacies in Renminbi amounts were less than our sales of Xianling Gubao designated for hospitals, these sales accounted for a significant portion of our total sales of Xianling Gubao during these periods. Furthermore, by comparing these pricing patterns in 2006 to those in 2005, we believe that sales designated for retail pharmacies increased as a percentage of our total sales of Xianling Gubao in 2006. We believe this trend is likely to continue as sales of Xianling Gubao as an OTC medicine continue to grow. In 2007, we generated 43.9% of our sales of Xianling Gubao from retail pharmacies. The number of our stocking retail pharmacies has increased significantly since we began selling Xianling Gubao as an OTC medicine in the last quarter of 2004, reaching over 20,000 stocking retail pharmacies in 2005 and over 37,000 in 2006, in each case based on internal company data gathered during the last week of each of the two periods. In 2007, the number of stocking retail pharmacies decreased to over 35,000 as we intensified promotion in certain key stores with higher sales and stopped offering Xianling Gubao in other pharmacies from which we generated limited sales.

Pricing of Our Principal Products. Those of our principal products that are designated for sales to hospitals are subject to two levels of price controls: retail price controls and hospital purchase price controls, but our products designated for sales to retail pharmacies are subject only to retail price controls.

Retail Price Controls. The retail prices of prescription and OTC medicines that are included in the national medicine catalog are subject to price controls administered by the Price Control Office under the NDRC or provincial price control authorities, in the form of either fixed prices or price ceilings, which in turn effectively set the limits on the wholesale prices of these products. Only the manufacturer of a medicine may apply for an increase in the retail price of that medicine. The manufacturer must apply either to the NDRC or to the provincial price control authorities in the province where the manufacturer is registered, depending on whether the pricing of the medicine is directly regulated by the NDRC or by a provincial price control authority under authority delegated by the NDRC. In cases where provincial price control authorities approve an application, they must file the new approved price with the NDRC for record, and thereafter the new approved price will apply across China. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Pharmaceutical Industry—Price Controls.” The retail prices of our principal products, including Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, all fall under the direct regulation of Guizhou provincial price control authorities. Because of these limitations on retail prices, it is difficult for us to raise the wholesale prices of our principal products if their price ceilings are not raised by the relevant price control authorities. As a result, we may not be able to raise the wholesale price of these products to absorb or offset any increase in the cost of raw materials and other costs.

Xianling Gubao is currently sold at or near the applicable price ceilings. The price ceilings for Xianling Gubao did not change in 2007. During the period from 2004 to 2007, the price ceilings of our other principal products remained unchanged, except that the price ceiling for Dianbaizhu Syrup decreased by 19% in 2007 from RMB 42 to RMB 34 per 100ml.

Hospital Purchase Price Control. In addition to retail price controls, provincial and larger municipal government agencies, such as provincial or municipal health departments, also operate a mandatory tendering process for purchases by state-owned hospitals of medicines included in provincial medicine catalogs. Each year these government agencies typically invite manufacturers of provincial catalog medicines that are included on their hospitals’ formularies and are in demand by these hospitals to participate in the tendering process. As part of this tendering process, a government-approved committee consisting of physicians, experts and officials is delegated the power by these government agencies to review bids and select one or more medicines for the treatment of a particular medical condition. The committee’s selection is based on a number of factors, including bid price, quality of the medicine and manufacturer’s reputation and service. The bidding price of a winning medicine will become the price required for purchases of that medicine by all state-owned hospitals in that province or city. This price, however, is effective for only one year, until the following year’s tendering process, when the manufacturer of the winning medicine and other manufacturers invited to participate in the process must submit new bids. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Pharmaceutical Industry—Tendering Requirement for Hospital Purchases of Medicines.”

Due to the implementation of the mandatory tendering process for purchases by state-owned hospitals, in which tendering committees represent all state-owned hospitals in their particular province or municipality, these committees have enormous bargaining power. To win bulk purchase orders from state-owned hospitals, the average bidding price we offer during a tendering process is lower than the price we offer to retail pharmacies. Accordingly, we have a lower gross profit margin from sales designated for hospitals than from those designated for retail pharmacies. Because of these differences in margins, we intend to further expand and enhance our OTC medicine marketing efforts to increase our sales of Xianling Gubao designated for retail pharmacies as a percentage of total sales of Xianling Gubao.

We set the wholesale prices at which we sell Xianling Gubao to our distributors based on prices we negotiate with retail pharmacies for sales designated for retail pharmacies, and based on bidding prices of Xianling Gubao accepted under tendering processes for sales designated for hospitals. We set Xianling Gubao’s wholesale price lower if the end purchaser is a hospital, and higher if the end purchaser is a retail pharmacy. We believe that except for a few cases, our distributors have not diverted our products designated for hospitals to retail pharmacies, which would allow distributors to retain the difference between the two different wholesale prices. We select our distributors based on their trustworthiness and their track records with us in order to avoid such practices. Our prescription medicine salespeople have an incentive to make sure that distributors resell to hospitals the products that are intended for those hospitals because these salespeople’s compensation is directly linked to the sales to the hospitals where they promote our products. Likewise, our OTC salespeople also have an incentive to make sure that the retail pharmacies where they promote our products purchase the products designated for those retail pharmacies. Since 2005, we have used different exterior labels to distinguish Xianling Gubao as a prescription medicine from Xianling Gubao as an OTC medicine. In 2006, we began to imprint an “OTC” designation onto most Xianling Gubao capsule packs designated for retail pharmacies.

Cost of Barrenwort. Barrenwort is the primary raw material for the production of Xianling Gubao. Technological improvements enhancing efficiency in extracting active ingredients from barrenwort have been important in controlling our costs. In 2005, 2006 and 2007, the total cost of barrenwort used to produce Xianling Gubao accounted for 29.7%, 57.2% and 50.9% of our cost of revenues, respectively. Higher extraction efficiency of barrenwort reduces Xianling Gubao’s manufacturing cost on a per unit basis and accordingly increases our gross profit margins. Since 2005, we have substantially increased the quantity of the active ingredients that we can extract from barrenwort, both from improvements in extraction efficiency and from our purchase of barrenwort stems and leaves without roots and our purchase of variants of barrenwort that contain higher levels of active ingredients.

In 2006, the average price we paid for barrenwort increased significantly compared to the average price in 2005 due primarily to our increased use and purchase of barrenwort stems and leaves without roots and increased use and purchase of different, more expensive variants of barrenwort constituting a greater portion of our total barrenwort purchases and, to a lesser degree, a general rise in the price of barrenwort. Due to our continued improvement in extraction efficiency in 2006, we reduced the amount of barrenwort used for producing Xianling Gubao on a per unit basis, which partially offset the effect resulting from the significant increase in the average price of barrenwort. In 2007, the average purchase price for barrenwort was stable and similar to that in 2006. We anticipate, however, that severe weather in southern China during January and February of 2008 will have a negative impact on the supply of barrenwort, which could result in a price increase for barrenwort in the future.

We cannot assure you that in the future we will be able to continue to improve our barrenwort extraction efficiency. In particular, we currently are not aware of any other variants of barrenwort with higher levels of the active ingredients that we could begin using. Our failure to further improve our existing barrenwort extraction efficiency could limit or impair our ability to absorb the impact of any future price increase in barrenwort, which in turn would have an adverse effect on our gross profit margins.

Seasonal Variations. Sales of Xianling Gubao are affected by seasonal variations in consumer demand. In most regions in China, winter starts in the last quarter of each year. The lower temperatures in winter normally result in a higher incidence of pain and other symptoms associated with osteoporosis, arthritic rheumatism and other bone-related diseases and conditions. As a result, hospitals and retail pharmacies typically experience seasonal peaks in demand for Xianling Gubao in the last quarter of each year. Accordingly, hospitals and retail pharmacies begin to stock greater quantities of Xianling Gubao in September, and the fourth quarter is our peak season for sales. In the first quarter, our strong winter-season sales are usually offset by the slow-down of businesses during the Chinese New Year holiday season that effectively lasts more than half a month. During this holiday season, many businesses in China, including retail pharmacies and most departments in hospitals, are either closed or substantially reduce the level of their activities. Conversely, we typically experience seasonal lows in demand for Xianling Gubao in summer, affecting our sales in the third quarter. Because of those factors, we may experience quarterly fluctuations in our results of operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Sales of Xianling Gubao are subject to seasonal fluctuations, which may cause our operating results to fluctuate from quarter to quarter. This may result in volatility in the price of our ADSs.”

Net Revenues

In 2005, 2006 and 2007, we generated net revenues of RMB346.1 million RMB485.0 million and RMB596.0 million (US$81.7 million), respectively. Our net revenues are net of PRC sales taxes, discounts, and returns.

We derive net revenues primarily from operations from the following two markets:

•

Sales to Hospitals. A substantial majority of our sales of Xianling Gubao and our other prescription medicines designated for hospitals was made through third-party distributors, and a very small portion of these medicines, as well as third-party medicines, was sold directly to hospitals in Guizhou province through Tongjitang Distribution, our wholesale distribution subsidiary. In particular,

•	In 2007, we generated 56.1% of our sales of Xianling Gubao from hospitals.

•

In 2005 and 2006, since we did not track sales of Xianling Gubao designated for hospitals separately from those designated for retail pharmacies, we cannot separately quantify these sales for these two markets. Based on our analysis of sales data in light of Xianling Gubao’s different pricing patterns for hospitals and for retail pharmacies, however, we believe that a substantial majority of sales of Xianling Gubao was designated for hospitals in these periods and that these sales declined as a percentage of total sales of Xianling Gubao in 2006.

•

Sales to Retail Pharmacies. A substantial majority of sales of our OTC medicines was designated for retail pharmacies through distributors, and a very small portion of these medicines, as well as third-party medicines, was sold to retail pharmacies in Guizhou province through Tongjitang Distribution and directly to consumers through Tongjitang Chain Stores. In particular,

•	In 2007, we generated 43.9% of our sales of Xianling Gubao from retail pharmacies.

•

In 2005 and 2006, since we did not track sales of Xianling Gubao designated for hospitals separately from those designated for retail pharmacies, we cannot separately quantify these sales for these two markets. Based on our analysis of sales data in light of Xianling Gubao’s different pricing patterns for hospitals and for retail pharmacies, however, we believe that sales of Xianling Gubao designated for retail pharmacies accounted for a significant portion of total sales of Xianling Gubao in these periods and that these sales grew larger as a percentage of total sales of Xianling Gubao in 2006.

In 2005, some of our distributors returned some packages of Xianling Gubao to us and asked for an exchange. The total value of returns amounted to approximately 9.0% of our net revenues in 2005. These returns resulted primarily from printing errors in our company name on the exterior carton boxes that contained packs of Xianling Gubao, and secondarily from damage to the carton boxes during shipment. The printing errors in our company name occurred because we changed our company name twice in 2005 due to our internal reorganization and the change of our legal status from a PRC domestic company to a wholly-foreign owned enterprise, but we failed to timely update our company name for printing on Xianling Gubao carton boxes. In each case of returns, we took back packs of Xianling Gubao contained in the misprinted and damaged carton boxes, repacked them into new carton boxes, and re-delivered them to our distributors, who then accepted our exchanged products. We believe that the printing error-related returns in 2005 were isolated incidences and are not likely to recur and that the costs incurred for these returns resulting from shipping damage are not material to our operations. Accordingly, we have not reserved any sales return provisions. We review our sales return provision policy from time to time.

Sales to Beijing Shirentang Pharmaceutical Distribution Co., Ltd., or Beijing Shirentang, one of our 20 regional distributors, equaled 26.3%, 22.5% and 9.7% of our total net revenues in 2005, 2006 and 2007, respectively. Sales to another distributor, Shanghai Leiyunshang Pharmaceutical Distribution Co., Ltd., or Shanghai Leiyunshang, our regional distributor in Shanghai in 2007, accounted for 11.6% of our net revenues in 2007. In 2005, 2006 and 2007, sales to our top 10 distributors accounted for 61.2%, 66.1% and 58.4% of our total net revenues, respectively.

Cost of Revenues

The following table sets forth our cost of revenues and gross profit as percentages of our net revenues for each of the periods indicated.

	Years Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	346,147	100.0	484,992	100.0	596,007	81,705	100.0

Cost of revenues	141,784	41.0	161,675	33.3	206,019	28,243	34.6

Gross profit	204,363	59.0	323,317	66.7	389,988	53,462	65.4

Our cost of revenues consists primarily of

•

raw materials, which are primarily comprised of barrenwort and other medicinal herbs. Barrenwort, the primary raw material used in manufacturing Xianling Gubao, constituted 65.7% of our cost of raw materials used in 2007, as compared to 84.2% in 2006 and 52.3% in 2005. The average price per kilogram of barrenwort decreased by 1.4% to RMB21.2 (US$2.9) in 2007 from the average price of RMB21.5 in 2006 and increased by 103.8% in 2005 from RMB7.9 in 2004. The unit prices of most of the raw materials we used other than barrenwort, however, increased only slightly during the same periods, while the unit prices of a few other raw materials decreased slightly. We expect that our cost of raw materials, particularly barrenwort, will continue to rise in the near future and therefore will continue to constitute a significant percentage of our cost of revenues;

•	labor, including salaries and benefits for employees directly involved in manufacturing activities;

•	packaging costs, including cost of packaging materials for our products;

•

depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization expenses, measured in absolute terms, have increased significantly. We expect that depreciation and amortization expenses in absolute terms will continue to increase in the near future as we continue to grow; and

•	overhead, including utility, parts for and maintenance of production equipment, testing, and other expenses related to the manufacturing of our products.

Although our cost of revenues increased in absolute terms, it declined as a percentage of our net revenues each year from 2005 to 2006 because components of our costs of revenues other than barrenwort, such as other raw materials, salaries to manufacturing employees and depreciation, increased at a slower rate than our net revenues. This trend continued in 2006, reinforced by a significant decrease in the unit cost of our packaging materials because in 2006 we introduced a bidding process for procurement of our packaging materials. In 2007, our cost of revenues as a percentage of our net revenues increased slightly, reflecting general inflationary pressures in China. This general increase in prices was partially offset by our efforts to increase production efficiency and contain our cost of revenues.

The current ratio of cost of revenues as a percentage of our net revenues may not be sustained in the future, regardless of whether we can further improve our extraction efficiency. In 2007, our gross profit increased in absolute numbers but decreased as a percentage of our net revenues to RMB390.0 million (US$53.5 million) or 65.4% of net revenues from RMB323.3 million or 66.7% of the net revenues in 2006, which in turn increased from RMB204.4 million or 59.0% of the net revenues in 2005.

Operating Expenses

The following table sets forth our advertising expenses, other selling and marketing expenses, general and administrative expenses and research and development expenses. Each of these amounts is expressed as a percentage of our net revenues for the periods indicated:

	Years Ended December 31,
	2005		2006		2007
	RMB	%	RMB	%	RMB	%
Net revenues	346,147	100.0	484,992	100.0	596,007	100.0
Advertising expenses	47,504	13.7	85,088	17.5	96,876	16.3
Other selling and marking expenses	37,626	10.9	51,462	10.6	68,357	11.5
General and administrative expenses	26,164	7.6	33,484	6.9	92,487	15.5
Research and development expenses	2,484	0.7	4,680	1.0	12,673	2.1

Advertising Expenses

Our advertising expenses consist primarily of expenses related to our advertising on television, in newspapers and magazines. We expense our prepaid advertising costs when our advertisement is aired or published.

In May 2004, we began marketing Xianling Gubao as an OTC medicine, and as part of this effort we significantly increased advertising expenditures on Xianling Gubao as an OTC medicine. In 2005, we increased our advertising expenditures to further raise consumer awareness of both Xianling Gubao as an OTC medicine and our brand name. In 2006, our advertising expenditures as a percentage of our net revenues increased to 17.5% from 13.7% in 2005 as we continued to promote Xianling Gubao and also began to advertise Zaoren Anshen Capsules in 2006. In 2007, our advertising expenditures as a percentage of our net revenues decreased to 16.3% from 17.5% in 2006, which reflects our continuing efforts to promote Xianling Gumbao and our other principal products, particularly Moisturizing and Anti-Itching Capsules. We spent 84.0%, 79.8% and 74.2% of our advertising expenses in 2005, 2006 and 2007, respectively, on television advertising, and spent the remainder on newspaper and magazine advertising. We expect that we will continue to spend a large portion of our advertising expenses on television advertising in the near future. We also expect that our advertising expenses will continue to increase in the near term as we expand our OTC sales efforts.

Other Selling and Marketing Expenses

Our other selling and marketing expenses primarily consist of traveling expenses, salaries and benefits, office and car expenses, promotional expenses related to our retail pharmacy and local community-based promotional activities, shipping and handling costs, and marketing agency expenses. In 2007, a share-based compensation expense of RMB3.9 million (US$0.5 million) was included in other selling and marketing expenses. We expect that our other selling and marketing expenses will increase in absolute numbers as we enhance and expand our prescription and OTC marketing efforts and hire additional salespeople.

General and Administrative Expenses

General and administrative expenses primarily consist of salaries and benefits of our administrative, finance and human resources personnel, depreciation of property, plant and equipment used for administrative purposes, provision for bad debts, travel, taxes related to real estate and other expenses associated with our administrative offices. We expect that our general and administrative expenses will increase in absolute numbers as we add additional personnel and incur additional costs related to the growth of our business. We also incur additional general and administrative expenses as a result of becoming a listed public company in the United States. In 2007, a share based compensation expense of RMB30.7 million (US$4.2 million) was included in general and administrative expenses.

Research and Development Expenses

Research and development expenses primarily consist of expenses related to acquisition and development of new medicines and technologies and enhancement of our existing products and technologies, salaries and benefits of our research and development personnel, fees paid to our research and development partners, expenses related to clinical trials, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel. We expense our research and development expenses as incurred. We believe that research and development is an important factor in reducing our manufacturing costs on a per unit basis, enhancing our existing products and developing additional products with commercial potential. We expect that our research and development expenses will increase in absolute terms in 2008.

Taxation

We and Unisources Enterprises Limited, our subsidiary incorporated in the British Virgin Islands, are not subject to income or capital gains tax under the laws of the Cayman Islands or the British Virgin Islands. Additionally, dividend payments made by either of these companies are not subject to withholding tax in these jurisdictions.

PRC Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. In accordance with the “Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises,” or the FIE Income Tax Law, and the related implementing rules, foreign-invested enterprises, or FIEs, incorporated in the PRC are generally subject to an enterprise income tax at the rate of 33.0% (consisting of 30.0% national income tax and 3.0% local income tax). The FIE Income Tax Law and the related implementing rules provide that an FIE that is a manufacturing company with an operating term of at least 10 years is eligible for an exemption from the PRC enterprise income tax (which refers to the 30.0% national income tax) for two years beginning from its first year of profitability, followed by a three-year 50.0% reduction of the applicable enterprise income tax rate. Furthermore, an FIE in China is always exempt from the 3.0% local income tax. On the other hand, PRC domestic companies, which are governed by the Enterprise Income Tax Laws of the PRC, are generally subject to an enterprise income tax rate of 33.0%. Currently, our wholesale and retail subsidiaries, which are not FIEs, are subject to an enterprise income tax rate of 33.0%.

Tongjitang Pharmaceutical, our principal PRC operating company, was granted a preferential tax rate of 15.0%, rather than being subject to a 33.0% rate, because its main business, the manufacturing of traditional Chinese medicine, was classified as a “key and encouraged industry” in Guizhou province. In 2005, after the completion of the share exchange between Unisources Enterprises Limited and the then shareholders of Tongjitang Pharmaceutical, Tongjitang Pharmaceutical changed its legal status from a domestic enterprise to an FIE. As Tongjitang Pharmaceutical became an FIE engaged in manufacturing with an operating term of more than ten years, in 2005 it was approved by the state tax bureau in Guiyang to receive (1) an exemption from the 3.0% local income tax, (2) an exemption from the national enterprise income tax for the second half of 2005 and all of 2006, and (3) a preferential tax rate of 7.5% for the years 2007, 2008 and 2009. In December 2006, Tongjitang Pharmaceutical obtained approval from the state tax bureau in Guiyang for its election to defer the commencement of its national enterprise income tax exemption period by six months, from July 1, 2005 to January 1, 2006. As a result of this deferment, Tongjitang Pharmaceutical was entitled to (1) a complete exemption from the national enterprise income tax for 2006 and 2007 and (2) a preferential tax rate of 7.5% for 2008, 2009 and 2010.

The national or provincial governments of China could at any time eliminate or reduce the preferential tax policies applicable to us, and our effective tax rate would increase as a result. If Tongjitang Pharmaceutical no longer qualifies for the preferential national enterprise income tax rate, we will consider options under applicable law that would enable us to qualify for alternative preferential tax treatment, if available. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of the preferential tax treatments discussed above will cause our effective tax rate to increase. The additional tax that would otherwise have been payable by us without tax exemptions and preferential tax treatment amounted to approximately RMB37.1 million, RMB36.2 million and RMB65.6 million (US$9.0 million) in 2005, 2006 and 2007, respectively, representing a reduction in basic and diluted earnings per share of RMB0.47, RMB0.40 and RMB0.52 (US$0.07) in 2005, 2006 and 2007, respectively.

In March 2007, the National People’s Congress of China enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified state income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. In addition, according to the 2007 version of the Foreign Investment Industrial Catalogue, the PRC government has removed traditional Chinese medicine as a sector in which it will encourage foreign investment, save that as confirmed by the Guizhou Provincial Economic and Trade Commission in 2008, Tongjitang Pharmaceutical is still classified as an encouraged enterprise and is therefore eligible to receive the benefit of preferential policies for encouraged enterprises located in central and western China. As a result, Tongjitang Pharmaceutical is subject to a state enterprise income tax rate of 15% in 2008, which may increase to 25% starting in 2009. In addition, enterprises that were established and already enjoyed preferential income tax treatment before March 16, 2007 will continue to enjoy their original preferential tax exemptions and reductions until the expiration of the specified terms. Therefore, Tongjitang Pharmaceutical (1) was entitled to a complete exemption from the national enterprise income tax for 2006 and 2007 and (2) is entitled to a preferential tax rate of 7.5% for 2008 but (3) a preferential tax rate of 12.5% for 2009 and 2010 could be implemented, depending on whether Tongjitang Pharmaceutical will still be classified as an encouraged enterprise in 2009 and 2010.

Results of Operations

The following table sets forth a summary of our consolidated results of operations both in absolute amount and as a percentage of net revenues for the periods indicated. Our historical results presented below are not necessarily indicative of our operating results for the future periods.

	Years Ended December 31,
	2005		2006		2007
	RMB	% of Net Revenue	RMB	% of Net Revenue	RMB	US$	% of Net Revenue
	(in thousands, except percentages)
Net revenues	346,147	100.0	484,992	100.0	596,007	81,705	100.0
Cost of revenues	141,784	41.0	161,675	33.3	206,019	28,243	34.6

Gross profit	204,363	59.0	323,317	66.7	389,988	53,462	65.4
Advertising expenses	(47,504)	(13.7)	(85,088)	(17.6)	(96,876)	(13,281)	(16.3)
Other selling and marketing expenses	(37,626)	(10.9)	(51,462)	(10.6)	(68,357)	(9,371)	(11.5)
General and administrative expenses	(26,164)	(7.6)	(33,484)	(6.9)	(92,487)	(12,679)	(15.5)
Research and development expenses	(2,484)	(0.7)	(4,680)	(1.0)	(12,673)	(1,737)	(2.1)
Gain (loss) on disposal of property, plant and equipment and land use rights	22,723	6.6	—	—	(72)	(10)	—
Other operating income	935	0.3	1,283	0.3	1,395	191	0.3

Income from operations	114,243	33.0	149,886	30.9	120,918	16,575	20.3

Other income (expenses):
Interest income	74	—	2,392	0.5	27,906	3,826	4.7
Interest expenses	(8,762)	(2.5)	(12,735)	(2.6)	(9,858)	(1,351)	(1.7)
Government grants	7,930	2.3	10,108	2.1	17,064	2,339	2.9
Investment income	842	0.2	—	—	8,409	1,153	1.4
Waiver of other payables	—	—	—	—	5,542	760	0.9
Other income, net	648	0.2	1,108	0.2	2,361	323	0.4

Income before income taxes, minority interest and equity in earnings of an affiliate	114,975	33.2	150,759	31.1	172,342	23,625	28.9
Provision for income taxes	(4,359)	(1.2)	(16,392)	(3.4)	(1,200)	(165)	(0.2)
Minority interest, net of taxes	60	—	(88)	—	51	7	—
Equity in earnings of an affiliate, net of taxes	114	—	—	—	—	—	—

Net income	110,790	32.0	134,279	27.7	171,193	23,467	28.7

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Net Revenues. Our net revenues increased by 22.9% from RMB485.0 million in 2006 to RMB596.0 million (US$81.7 million) in 2007, resulting primarily from:

•	an 18.8% increase in sales of Xianling Gubao from RMB374.6 million in 2006 to RMB444.9 million (US$61.0 million) in 2007;

•	an increase in sales of Zaoren Anshen Capsules from RMB12.0 million in 2006 to RMB21.7 million (US$3.0 million) in 2007;

•	an increase in sales of Moisturizing and Anti-Itching Capsules from RMB10.2 million to RMB40.0 million (US$5.5 million) in 2007; and

•	an increase in sales of Dianbaizhu Syrup from RMB5.7 million in 2006 to RMB25.9 million (US$3.6 million) in 2007.

Our sales of third-party products decreased by 5.4% from RMB18.6 million in 2006 to RMB17.6 million (US$2.4 million) in 2007 as we increased our focus on selling the products we produce. In 2006, we phased out our production of calcium supplements as we promoted solely Xianling Gubao for the treatment of osteoporosis, while we had also promoted calcium supplements as an osteoporosis treatment for a short period of time in 2005. We sold no calcium supplements in 2007 as compared to RMB37.4 million of calcium supplements in 2006 and had depleted our existing inventories of this product by the end of 2006. We do not intend to resume production of calcium supplements.

The increase in our net revenues from sales of Xianling Gubao was due primarily to a 20.1% increase in the volume of Xianling Gubao capsules we sold, from 614.2 million capsules in 2006 to 737.8 million capsules in 2007. Our net revenues from sales of Xianling Gubao increased at a lower rate than our sales volume due primarily to pressure to reduce prices in the tendering process when we sell Xianling Gubao to hospitals.

Cost of Revenues. Our cost of revenues increased by 27.4% from RMB161.7 million in 2006 to RMB206.0 million (US$28.2 million) in 2007. The increase in our cost of revenues was due primarily to a 45.2% increase in the cost of raw materials used, from RMB109.9 million in 2006 to RMB159.5 million (US$21.9 million) in 2007. The increase in our cost of revenues resulted primarily from a significant increase in the quantity of products we sold and, to a lesser degree, from an increase in the average price of raw materials and other manufacturing costs used for production of Xianling Gubao. The percentage increase in our cost of revenues being less than the percentage increase in our net revenues was due to the improvement in extraction efficiency and as a result of economies of scale.

Gross Profit. As a result of the foregoing, our gross profit increased by 20.62% from RM323.3 million in 2006 to RMB390.0 million (US$53.5 million) in 2007. Our gross margin has slightly decreased from 66.7% in 2006 to 65.4% in 2007.

Advertising Expenses. Our advertising expenses increased by 13.9% from RMB85.1 million in 2006 to RMB96.9 million (US$13.3 million) in 2007. The increase in our advertising expenses resulted primarily from increased advertising expenses on newspaper, magazines and billboards from RMB17.2 million in 2006 to RMB25.0 million (US$3.4 million) in 2007, and, to a lesser degree, from increased expenditures on television advertising, from RMB67.9 million in 2006 to RMB71.9 million (US$9.9 million) in 2007. Advertising expenses as a percentage of our total net revenues, however, decreased from 17.5% in 2006 to 16.3% in 2007.

Other Selling and Marketing Expenses. Our other selling and marketing expenses increased by 32.8% from RMB51.5 million in 2006 to RMB68.4 million (US$9.4 million) in 2007. This increase resulted primarily from (1) an increase of RMB10.3 million (US$1.4 million) in salaries and benefits for our salespeople, which were caused by an increase in the size of our sales force and by an increase in average compensation per person and

(2) an increase of RMB3.9 million (US$0.5 million) in our share-based compensation expenses, as we implemented our incentive scheme to motivate our key employees. Other selling and marketing expenses, as a percentage of our net revenues increased from 10.6% in 2006 to 11.5% in 2007.

General and Administrative Expenses. Our general and administrative expenses increased by 176.2% from RMB33.5 million in 2006 to RMB92.5 million (US$12.7 million) in 2007. This increase resulted primarily from (1) an increase of RMB30.7 million (US$4.2 million) in share-based compensation; (2) an increase in salaries and benefits of RMB7.4 million (US$1.0 million) for our administrative staff; (3) an increase in depreciation and amortization of RMB4.3 million (US$0.6 million) and (4) an increase in bad debt of RMB3.1million (US$0.4 million). General and administrative expenses as a percentage of our net revenues increased from 6.9% in 2006 to 15.5% in 2007.

Research and Development Expenses. Our research and development expenses increased by 170.8% from RMB4.7 million in 2006 to RMB12.7 million (US$1.7 million) in 2007. The increase was primarily caused by increased spending on developing new products in cooperation with our research and development partners. Research and development expenses as a percentage of our total net revenues increased from 1.0% in 2006 to 2.1% in 2007.

Other Operating Income. Our other operating income increased by 8.7% from RMB1.3 million in 2006 to RMB1.4 million (US$191,000) in 2007.

Income from Operations. As a result of the foregoing factors, our income from operations decreased by 19.3% from RMB149.9 million in 2006 to RMB120.9 million (US$16.6 million) in 2007.

Other Income. Our other income increased by 5790.5% from RMB873,000 in 2006 to RMB51.4 million (US$7.1 million) in 2007. The increase was due to an increase in interest income, investment income, government grants and waiver of other payables.

Income Before Income Taxes, Minority Interest and Equity in Earnings of an Affiliate. Our income before income taxes, minority interest and equity in earnings of an affiliate increased by 14.3% from RMB150.8 million in 2006 to RMB172.3 million (US$23.6 million) in 2007 because of the foregoing factors.

Provision for Income Taxes. Our provision for income taxes decreased from RMB16.4 million in 2006 to RMB1.2 million (US$165,000) in 2007. This decrease was due primarily to our election to defer the commencement of our national enterprise income tax exemption period by six months, from July 1, 2005 to January 1, 2006. As a result, in 2006, we made a one-off provision for income tax on our income in the second half of 2005.

Equity in Earnings of an Affiliate. Our equity in earnings of an affiliate was zero in 2006 and 2007. This change occurred because we disposed of 66.7% of our equity interests in Tongjitang Sliced Herbs in 2005 and the remaining 33.3% in early January of 2006.

Net Income. As a result of the foregoing factors, our net income increased by 27.5% from RMB134.3 million in 2006 to RMB171.2 million (US$23.5 million) in 2007.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues. Our net revenues increased by 40.1% from RMB346.1 million in 2005 to RMB485.0 million in 2006, resulting primarily from:

•	a 62.6% increase in sales of Xianling Gubao from RMB230.4 million in 2005 to RMB374.6 million in 2006;

•	an increase in sales of Zaoren Anshen Capsules from RMB4.1 million in 2005 to RMB12.0 million in 2006;

•	an increase in sales of Moisturizing and Anti-Itching Capsules from RMB5.4 million to RMB10.2 million in 2006; and

•	an increase in sales of Dianbaizhu Syrup from RMB1.6 million in 2005 to RMB5.7 million in 2006.

Our sales of third-party products decreased by 23.5% from RMB24.4 million in 2005 to RMB18.6 million in 2006 as we increased our focus on selling the products we produce. In 2006, we phased out our production of calcium supplements as we promoted solely Xianling Gubao for the treatment of osteoporosis, while we had also promoted calcium supplements as an osteoporosis treatment for a short period of time in 2005. We sold RMB37.4 million of calcium supplements in 2006 as compared to RMB39.3 million in 2005 and had depleted our existing inventories of this product by the end of 2006. We do not intend to resume production of calcium supplements and had sold almost all our inventory of this product by the end of 2006.

The increase in our net revenues from sales of Xianling Gubao was due primarily to a 56.3% increase in the volume of Xianling Gubao capsules we sold, from 392.9 million capsules in 2005 to 614.2 million capsules in 2006. Our net revenues from sales of Xianling Gubao increased at a higher rate than our sales volume due primarily to (1) increased sales designated for retail pharmacies as a percentage of our total sales of Xianling Gubao, which generated higher prices than sales designated for hospitals, and to a lesser degree, to (2) an increase in the wholesale price for 50-capsule packs of Xianling Gubao designated for retail pharmacies. The higher price for 50-capsule packs of Xianling Gubao resulted from the government-approved increase in the price ceiling for this version of Xianling Gubao. This change in retail prices of Xianling Gubao took effect in July 2005, but the impact was not fully reflected in our operating results in 2005. The effect of the price increase was, however, fully reflected in 2006.

Cost of Revenues. Our cost of revenues increased by 14.0% from RMB141.8 million in 2005 to RMB161.7 million in 2006. The increase in our cost of revenues was due primarily to a 36.4% increase in the cost of raw materials used, from RMB80.6 million in 2005 to RMB109.9 million in 2006. The increase in our cost of revenues resulted primarily from a significant increase in the quantity of products we sold and, to a lesser degree, from an increase in the average price of barrenwort used for production of Xianling Gubao. The increase in the average price of barrenwort was partially offset by continued improvement in our extraction efficiency, which reduced the amount of barrenwort we used to produce Xianling Gubao on a per unit basis. The percentage increase in our cost of revenues being less than the percentage increase in our net revenues was due to the improvement in extraction efficiency and a significant decrease in the unit cost of our packaging materials, as we began to procure our packaging materials through a bidding process.

Gross Profit. As a result of the foregoing, our gross profit increased by 58.2% from RMB204.4 million in 2005 to RMB323.3 million in 2006. Our gross margin also increased from 59.0% in 2005 to 66.7% in 2006.

Advertising Expenses. Our advertising expenses increased by 79.1% from RMB47.5 million in 2005 to RMB85.1 million in 2006. The increase in our advertising expenses resulted primarily from increased expenditures on television advertising, from RMB39.9 million in 2005 to RMB67.9 million in 2006, and, to a lesser degree, from increased advertising expenses on newspaper and magazines and billboards from RMB7.6 million in 2005 to RMB17.2 million in 2006. Advertising expenses as a percentage of our total net revenues increased from 13.7% in 2005 to 17.5% in 2006, as we continued to promote Xianling Gubao and also began to advertise Zaoren Anshen Capsules in 2006.

Other Selling and Marketing Expenses. Our other selling and marketing expenses increased by 36.8% from RMB37.6 million in 2005 to RMB51.5 million in 2006. This increase resulted primarily from (1) an increase of RMB3.4 million in salaries and benefits for our salespeople, which was primarily caused by an increase in the size of our sales force and, to a lesser degree, by an increase in average compensation per person; (2) an increase of RMB2.8 million in our promotional expenses, as we continued to expand our promotional activities; (3) an increase of RMB829,000 in postage expenses, as we shipped more products to distributors; and (4) an increase of RMB1.8 million in automobile expenses, as we increased our marketing activities. These increases were partially offset by a decrease in office expenses of RMB1.0 million because we opened a smaller number of new sales offices during this period. Other selling and marketing expenses, as a percentage of our net revenues, however, decreased from 10.9% in 2005 to 10.6% in 2006.

General and Administrative Expenses. Our general and administrative expenses increased by 28.0% from RMB26.2 million in 2005 to RMB33.5 million in 2006. This increase resulted primarily from (1) an increase of RMB3.9 million in expenses incurred preparing for our initial public offering and (2) an increase in salaries and benefits of RMB2.6 million for our administrative staff. General and administrative expenses as a percentage of our net revenues, however, decreased from 7.6% in 2005 to 6.9% in 2006.

Research and Development Expenses. Our research and development expenses increased by 88.4% from RMB2.5 million in 2005 to RMB4.7 million in 2006. The increase was primarily caused by (1) increased spending on developing new products in cooperation with our research and development partners and (2) RMB1.3 million payments to Synarc Inc., a U.S.-based company, for testing the efficacy and safety of Xianling Gubao, and (3) an increase in the average salary and benefits per person for our research and development personnel. Research and development expenses as a percentage of our total net revenues increased from 0.7% in 2005 to 1.0% in 2006.

Other Operating Income. Our other operating income increased by 37.2% from RMB935,000 in 2005 to RMB1.3 million in 2006. This increase was due primarily to an increase in monthly rental from our leased commercial property.

Income from Operations. As a result of the foregoing factors, our income from operations increased by 31.3% from RMB114.2 million in 2005 to RMB149.9 million in 2006.

Other Income. Our other income increased by 19.3% from RMB732,000 in 2005 to RMB873,000 in 2006. The increase was due to an increase in interest income and an increase in government grants.

Income Before Income Taxes, Minority Interest and Equity in Earnings of an Affiliate. Our income before income taxes, minority interest and equity in earnings of an affiliate increased by 31.1% from RMB115.0 million in 2005 to RMB150.8 million in 2006 because of the foregoing factors.

Provision for Income Taxes. Our provision for income taxes increased from RMB4.4 million in 2005 to RMB16.4 million in 2006. This increase was due primarily to our election to defer by six months the commencement of our national enterprise income tax exemption period from July 1, 2005 to January 1, 2006. This deferment required us to pay income taxes of RMB16.4 million, which amount had previously been exempted.

Equity in Earnings of an Affiliate. Our equity in earnings of an affiliate was RMB114,000 in 2005 and zero in 2006. This change occurred because we disposed of 66.7% of our equity interests in Tongjitang Sliced Herbs in 2005 and the remaining 33.3% in early January of 2006.

Net Income. As a result of the foregoing factors, our net income increased by 21.2% from RMB110.8 million in 2005 to RMB134.3 million in 2006.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of net revenues and expenses during the financial reporting period. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on our management’s judgment.

Revenue Recognition

We recognize net revenue for sales upon delivery of the products to and received by our customers and these revenues are recognized net of sales tax incurred. Customers do not have any rights for return except in the event of poor product quality; in such instances, we will replace the product, but no refunds are given. Historically, we have experienced no sales returns due to quality problems with our medicines. In 2005, 2006 and 2007, we incurred costs associated with returns resulting from damage to packaging and printing errors, but these costs have not been significant. Net revenues in 2005, 2006 and 2007 have been adjusted based on actual product return experience; historically, allowing product exchanges has not resulted in significant costs to the Company.

We recognize net revenues for products sold through our nationwide distribution network when products are delivered to and received by our distributors. The distributor agreements do not provide for chargebacks, price protection or stock rotation rights.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts primarily based on the age of receivables and factors surrounding the credit risk of specific customers. We regularly review the recoverability and age of our trade receivables. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than our historical experience, we will provide additional allowances.

Useful Life of Intangible Assets

Intangible assets are amortized on a straight-line basis over their respective estimated useful life ranging from 6 to 27 years commencing on the dates of acquisition. The carrying value and useful lives of intangible assets are based on our current assessment of recoverability. We periodically evaluate whether certain circumstances may affect the estimated useful lives or the recoverability of the unamortized balance of intangible assets using both objective and subjective factors. Such factors include management’s best estimates and judgments of projected future earnings and cash flows, and analysis of recent sales and earnings trends.

Provisions for Income Taxes

We record liabilities for probable income tax assessments based on our estimate of potential tax related exposures. Recording of these assessments requires significant judgment as uncertainties often exist in respect to new laws, new interpretations of existing laws and rulings by taxing authorities. Differences between actual results and our assumptions, or changes in our assumptions in future periods, are recorded in the period they become known. Although we have recorded all probable income tax accruals in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 5, Accounting for Contingencies, and SFAS No. 109, Accounting for Income Taxes, our accruals represent accounting estimates that are subject to the inherent uncertainties associated with the tax audit process, and therefore include certain contingencies. We are not aware of any potential tax assessments from the various tax authorities that are not covered by our income tax provision that would have a material adverse impact on our consolidated financial position or cash flows.

B. Liquidity and Capital Resources

We finance our operations primarily through short-term and long-term borrowings and from the proceeds from our initial public offering. As of December 31, 2006 and 2007, we had RMB231.0 million and RMB797.8 million (US$109.4 million) in cash and cash equivalents, respectively, and RMB27.1 million and RMB89.1 million (US$12.2 million) in outstanding short-term borrowings, respectively. Our outstanding short-term borrowings consist primarily of short-term bank loans and, to a lesser degree, interest-free borrowings from the Guiyang municipal government. As of December 31, 2006 and 2007, we had RMB26.0 million and RMB88.0 million (US$12.1 million) in short-term bank loans and current position of long-term bank loans, respectively, and RMB1.1 million and RMB1.1 million (US$0.2 million) in borrowings from the municipal government, respectively. The increase in our outstanding short-term bank loans in 2007 resulted primarily from the increased current portion of our outstanding long-term loans and to a lesser degree, from our additional borrowings from various banks in China with a term of less than one year throughout the year. These borrowings do not contain specific renewal terms but we historically have negotiated renewal of these types of facilities shortly before the applicable maturity dates. The municipal government provides us with interest-free borrowings to promote local business and industry. Our interest-free loans were unsecured and repayable on demand. We also had RMB118.0 million and RMB74.0 million (US$10.1 million) in non-current portion of outstanding long-term bank loans as of December 31, 2006 and 2007, respectively. These outstanding long-term bank loans bore interest rates ranging from 6.03% to 8.42%, with terms of up to five years. As of December 31, 2006 and 2007, long-term bank loans of RMB10.0 million and RMB27.0 million (US$3.7 million) were both guaranteed by independent third parties. We paid fees of RMB200,000 and RMB0 (US$0) to one of these companies in 2006 and 2007, respectively, for the provision of such guarantees. The loans to which these guarantees relate were repaid in 2007 and therefore these guarantees are no longer effective. Our cash and cash equivalents consist of cash on hand and highly liquid short-term deposits that are unrestricted as to withdrawal or use, with original maturities of three months or less.

The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2005	2006	2007
	RMB	RMB	RMB	US$
	(in thousands)
Net cash (used in) provided by operating activities	(20,122)	130,653	23,294	3,194
Net cash used in investing activities	(31,862)	(55,274)	(7,016)	(962)
Net cash provided by financing activities	70,132	120,142	593,422	81,350
Effect of exchange rate changes	—	—	(42,954)	(5,888)
Net increase in cash and cash equivalents	18,148	195,521	566,746	77,694
Cash and cash equivalents at beginning of year	17,340	35,488	231,009	31,668
Cash and cash equivalents at end of year	35,488	231,009	797,755	109,362

Operating Activities

Net cash provided by operating activities in 2007 was RMB23.3 million (US$3.2 million). Net cash provided by our operating activities in 2007 resulted primarily from (1) our net income of RMB171.2 million (US$23.5 million), (2) a decrease in our prepaid advertising expenses of RMB17.1 million (US$2.3 million) and (3) a decrease in our other prepaid expenses and current assets of RMB6.8 million (US$0.9 million). The effect of these increases was offset in part by (1) an increase in accounts receivable of RMB103.0 million (US$14.1 million) due to a significant increase in our sales, (2) an increase in inventories of RMB34.0 million (US$4.7 million) due primarily to increased purchases of raw materials, and (3) an increase in notes receivable of RMB36.2 million (US$5.0 million) as some of our customers settled through bank notes. For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.

Net cash provided by operating activities in 2006 was RMB130.7 million. Net cash provided by our operating activities in 2006 resulted primarily from (1) our net income of RMB134.3 million , (2) an increase in our accrued expenses and other liabilities of RMB15.3 million due primarily to an increase in the value-added taxes payable, which in turn was caused by an increase in our sales, and (3) an increase in our income tax payable. The effect of these increases was offset in part by (1) an increase in accounts receivable of RMB29.3 million due to a significant increase in our sales, (2) an increase in inventories of RMB13.2 million due primarily to increased purchases of raw materials, and (3) an increase in notes receivable of RMB11.0 million as some of our customers settled through bank notes. For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.

Net cash used in operating activities in 2005 amounted to RMB20.1 million. Net cash used in our operating activities in 2005 resulted primarily from our net income of RMB110.8 million, offset by other factors including, (1) an increase in accounts receivable of RMB89.4 million, (2) a decrease in accrued expenses of RMB25.7 million due to a decrease in advance payments from our distributors, (3) an increase in prepaid advertising expenses of RMB22.4 million, consisting of our advance to television stations, newspapers and magazines for reserving advertising space for our products, and (4) a decrease in accounts payable of RMB10.0 million. For a more detailed analysis of accounts receivable, see “—Accounts Receivable” below.

Investing Activities

Net cash used in investing activities in 2007 was RMB7.0 million (US$1.2 million), due primarily to (1) RMB27.8 million (US$3.8 million) cash paid on our acquisition of Guizhou LLF, (2) RMB23.6 million (US$3.2 million) used in the purchase of property, plant and equipment and intangible assets and (3) RMB10.5 million (US$1.4 million) for the payment of deposits on the acquisition of property, plant and equipment and intangible assets. Cash outflows were offset in part by our receipt of short-term bank deposits of RMB50.0 million (US$6.9 million).

Net cash used in investing activities in 2006 was RMB55.3 million, due primarily to the cash outflows from (1) placing of RMB50.0 million in short-term fixed deposits and (2) our payment of RMB22.5 million for purchase of property, plant and equipment. These cash outflows were offset in part by our receipt of proceeds of RMB12.4 million from the sales of our equity interest in Guiyang Commercial Bank to an unrelated third party and our receipt of RMB9.5 million as repayment of loans to us from a company controlled by Mr. Xiaochun Wang, our chief executive officer.

Net cash used in investing activities was RMB31.9 million in 2005, resulting primarily from cash outflows from (1) purchases of property, plant and equipment and land use right of RMB26.9 million, (2) payment of deposits for acquisition of property, plant and equipment and intangible assets of RMB21.5 million as we continued to expand our operations. These cash outflows were offset in part by our receipt of cash proceeds of RMB23.5 million as a result of our disposing certain of our property, plant and equipment and land use rights, including cash compensation of RMB22.7 million received in 2005 from the Guiyang municipal government as compensation for the government’s reclaiming the land use rights to the premises of one of our former plants, and receipt of proceeds of RMB3.2 million from our disposal of our equity interests in two subsidiaries to Mr. Xiaochun Wang, our controlling shareholder and chief executive officer. In 2005, we disposed of our equity interests in Tongjitang Sliced Herbs as required under Chinese foreign investment regulations, which do not permit us to hold equity interests in this former subsidiary, and in Tongjitang Culture because the business of this subsidiary did not complement our core business.

Financing Activities

Net cash provided by our financing activities was RMB593.0 million (US$81.4 million) in 2007, resulting primarily from (1) net proceeds from our initial public offering of RMB587.6 million (US$80.6 million) and (2) net receipt of loan proceeds of RMB5.9 million (US$0.8 million).

Net cash provided by our financing activities was RMB120.1 million in 2006, resulting primarily from (1) our issuance of equity securities to private investors to raise RMB178.0 million and (2) new bank loans of RMB115.0 million. These cash inflows were offset by our repayment of bank loans of RMB160.0 million.

Net cash provided by financing activities amounted to RMB70.1 million in 2005. Net cash provided by financing activities in 2005 resulted primarily from (1) new bank loans of RMB93.9 million, (2) a RMB43.0 million deposit we received from an investor in a private placement of our shares in 2005, (3) distributions of RMB41.0 million made to our shareholders in 2005, and (4) RMB25.0 million in repayment of borrowings that were due in 2005.

In 2007, we spent RMB68.4 million (US$9.4 million) on expanding our marketing and selling activities, RMB96.9 million (US$13.3 million) on advertising to further enhance consumer awareness of our products and our brand name, RMB34.1 million (US$4.7 million) on property, plant and equipment and intangible assets, RMB27.8 million (US$3.8 million) on our acquisition of Guizhou LLF and RMB12.7 million (US$1.7 million) on research and development activities. We believe that our current cash and cash equivalents, cash flow from operations and the proceeds from our initial public offering will be sufficient to meet our cash needs, including our cash needs for general corporate purposes, working capital and capital expenditures for at least 2008. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Any sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Accounts Receivable

Our total accounts receivable increased by RMB100.5 million to RMB272.6 million (US$37.4 million) as of December 31, 2007 from RMB172.1 million as of December 31, 2006. This increase occurred during a period in which our net revenue amounted to RMB596.0 million (US$81.7 million). This increase in our accounts receivable resulted primarily from a rapid increase in our net revenues in 2007. In 2006 and 2007, as our net revenues grew rapidly, we strengthened our ability to collect our accounts receivable. During this period, we hired new personnel and allocated more of our existing personnel to collect accounts receivable, with the objective of collecting all accounts receivable according to contract terms. We also assessed credit risk profiles of our large distributors more closely before extending further credit to them. We have a settlement department in charge of monitoring our account receivable position with our distributors. The settlement department reconciles account receivable balance between our books and distributors’ records on a monthly basis. For any overdue account receivable, the settlement department will request an immediate settlement with that distributor, stop delivering additional products to that distributor and commence collection procedures.

At the balance sheet date of each month, we prepare an account receivable aging analysis measured by dates of sales and the subsequent settlement amount. For those accounts receivable net of the subsequent settlement that exceeded 180 days starting from the date of the sales, we will consider making a specific provision on a basis of the individual distributor by reference to the totality of that distributor’s past track record with us, its reputation and financial condition. The circumstances causing us to determine an account receivable to be likely unrecoverable include, but are not limited to, bankruptcy, liquidation, death of the key management and severe deterioration of the financial condition of our distributors. Once we determine that an account receivable from an individual distributor is unlikely to be recovered, we will write off that account receivable.

As we have historically experienced a very low level of bad debts, we have not made any general provision for our accounts receivable. Our bad debt expense, as a percentage of our net revenues, was 0.53%, zero and 0.50% for 2005, 2006 and 2007, respectively. We believe these percentages are not material.

We grant credit terms of up to 180 days to our distributors. Our account receivable turnover days in 2007 was 136, as compared to 118 in 2006. As of December 31, 2006 and 2007, our accounts receivable balance over 180 days was RMB16.0 million and RMB61.3 million (US$8.4 million), respectively.

Capital Expenditures

We made capital expenditures of RMB49.1 million, RMB31.0 million and RMB34.1 million (US$4.7 million) in the three years ended December 31, 2005, 2006 and 2007, respectively. A substantial majority of our capital expenditures have been spent on construction of our facilities and purchases of real property and equipment. We had lower capital expenditures in 2006 than in 2007 because we purchased office properties for our sales force in several provinces, such as Beijing and Shanghai, in 2007 and we made fewer such purchases in 2006. As of December 31, 2006 and 2007, our outstanding capital expenditure commitments were RMB10.4 million and RMB8.7 million (US$1.2 million), respectively. We expect that our capital expenditures will increase in 2008 compared to our capital expenditures in 2007 as we expand our business operations.

C. Research and Development

We acquired all our principal products, including Xianling Gubao, from third parties. We have also engaged in joint research efforts with our partners to improve our existing products and to develop new products. For example, we are in the process of jointly developing a new generation of Xianling Gubao with Beijing University of Traditional Chinese Medicine; and we are cooperating with Guiyang College of Traditional Chinese Medicine and certain individual scientists to develop new medicines for the treatment of hepatitis. We are collaborating with the Medical Herbs Research Center of the Chinese Medical Science Institute to improve our extraction technology. We also have jointly with Guiyang College of Traditional Chinese Medicine developed a new medicine for the treatment of the common cold, which is pending SFDA approval for clinical trial. Under our arrangements with our research partners, we are responsible for providing funding and research assistance, while our research partners are responsible for the research and clinical trials. Under our agreements with Beijing University of Traditional Chinese Medicine and the Medical Herbs Research Center of the Chinese Medical Science Institute, in each case, we and the research partner share the ownership of the research results, but we are exclusively entitled to the economic benefits of the research results without being required to pay royalties. Under our agreement with Guiyang College of Traditional Chinese Medicine, we have the sole ownership of, and the exclusive economic entitlement to, the research results. Under our agreements with those individual scientists, we have the preemptive rights to purchase the intellectual properties of the research results.

In 2005, 2006 and 2007, we received RMB0.5 million, RMB1.7 million and RMB3.6 million (US$0.5 million) in government research grants to support our research and development efforts, respectively. As of December 31, 2007, we had 11 product candidates that were in various stages of development. See “Item 4. Information on the Company—B. Business Overview—Products—Product Pipeline.”

Our research and development expenditures were RMB2.5 million, RMB4.7 million and RMB12.7 million (US$1.7 million) in 2005, 2006 and 2007, respectively, representing 0.7%, 1.0% and 2.1% of our net revenues, respectively. Our research and development expenditures were primarily spent on the acquisition of product candidates and our research partnerships and, to a lesser degree, on remunerations for our research and development personnel.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2007 to December 31, 2007 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F. Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2007:

	Payment Due by Period
	Total	Less than 1 Year	1-2 Years	3-4 Years	5 Years or more
	(in RMB thousands)
Long-term debt obligations(1)	83,139	5,251	68,872	9,106	—
Operating lease obligations(2)	4,137	1,900	1,428	777	32
Capital purchase and other purchase obligations(3)	8,721	8,721	—	—	—

Total	95,997	95,872	70,300	9,793	32

(1)	Includes future interest obligations.
(2)	Includes lease obligations for our office premises and buildings under non-cancelable leases.
(3)	Represents commitments for the purchase of property, plant and equipment and acquired intangible assets and payments for research and development services. These commitments are not recorded on our balance sheet as of December 31, 2007, as we have not received related goods or services or taken title to the properties.

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

•	our anticipated growth and marketing strategies;

•	our future business development, results of operations and financial condition;

•	expansion of the National Medical Insurance Program in terms of both funding and enrollment;

•	our ability to maintain exclusive production rights for Xianling Gubao;

•	market acceptance of our products;

•	our ability to develop and commercialize new products;

•	our ability to obtain regulatory approvals for new products and to maintain or update the regulatory approvals for our existing products;

•	our ability to maintain regulatory approvals for our production facilities and to obtain new approvals for expansions of our production facilities;

•	our ability to expand our business through organic growth and strategic acquisitions;

•	our expectations regarding governmental support for the development of the traditional Chinese pharmaceutical industry;

•	our expectations with respect to our ability to secure raw materials in the future;

•	competition from other manufacturers of pharmaceutical products, including manufacturers of traditional Chinese medicines;

•	our ability to effectively protect our existing and future intellectual property and not to infringe on the intellectual property of others; and

•	fluctuations in general economic and business conditions in China.

This annual report also contains data related to China’s pharmaceutical market, including the traditional Chinese medicine market, the National Medical Insurance Program and the osteoporosis medicine market in China. Unlike in the United States, there is limited authoritative data on the osteoporosis medicine sector in China. For example, there is limited data concerning the market size for osteoporosis medicine in China, particularly the traditional Chinese medicines used for the treatment of osteoporosis, and the annual medical costs for osteoporosis in China. In addition, any data that is available may not be current. The pharmaceutical market in China, including the traditional Chinese medicine market, may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the pharmaceutical market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this annual report on Form 20-F relate only to events or information as of the date on which the statements are made in this annual report on Form 20-F. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report on Form 20-F completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xiaochun Wang	40	Chairman of the board of directors, chief executive officer
Shaolan Wang	44	Director and chief financial officer
Justin Yan Chen	42	Director and chief operating officer
Yongcun Chen	42	Director
Harry K. Genant	65	Independent director
David Ray White	53	Independent director
Ling Qin	48	Chief technology officer
Eric Chan	32	Financial controller

Mr. Xiaochun Wang is the chairman of our board of directors and our chief executive officer. Mr. Wang has also been the president of Tongjitang Pharmaceutical since May 1997, a director of Tongjitang Distribution since February 2001 and a director of Guizhou Tongjitang Traditional Chinese Medicines Planting Co., Ltd. since June 2006. Mr. Wang received his bachelor’s degree in law from the Southwest University of Political Science and Law in China in 1989.

Mr. Shaolan Wang has been our chief financial officer since November 2006 and our director since December 2006. Mr. Wang has been associated with us since 2005, when he made an investment in us through S-Yangtse Holdings Limited, a company that he controls. He has substantial experience in finance and investment. In 2000, Mr. Wang was the chief executive officer of China Haidian Holdings Ltd., or China Haidian, a public company listed on the Hong Kong Stock Exchange. He is currently the vice chairman of China Haidian. From 1999 to 2000, he was the general manager of China Small and Medium Enterprise Investment and Development Company. Mr. Wang received his bachelor’s degree in engineering from Tsinghua University in China in 1986 and his master’s degree in economics from Peking University in 1993.

Mr. Justin Yan Chen has been a director of our company since May 16, 2006 and our chief operating officer since November 2006. In 2001, Mr. Chen joined China Haidian and in 2004, served as the head of Project Investment, responsible for the company’s investment projects in China. Mr. Chen received his MBA from Lancaster University in the United Kingdom in 1999 and bachelor’s degree in economics from the University of International Business and Economics in China in 1988.

Mr. Yongcun Chen has been a director of our company since June 22, 2006. From October 2000 to February 2008, Mr. Chen was a director of Silver Grant International Industries Limited, a public company listed on the Hong Kong Stock Exchange. Mr. Chen has been the assistant to general manager of Well Kent International Limited since 2000. Mr. Chen received his bachelor’s degree in engineering in 1988 and master’s degree in engineering in 1992 both from Tsinghua University. Mr. Chen has over 10 years’ experience in finance and investment.

Dr. Harry K. Genant has been an independent director of our company since March 15, 2007. Dr. Genant is a co-founder of Synarc. Since 1998, Dr. Genant has been the chairman, emeritus and member of the board of directors of Synarc. Currently, Synarc is contracted by us to test the efficiency and safety of Xianling Gubao under criteria established by the U.S. Food and Drug Administration. Dr. Genant is also professor emeritus of radiology, orthopedic surgery, medicine and epidemiology at the University of California at San Francisco, or UCSF. Dr. Genant serves on the advisory boards of Novartis, GlaxoSmithKline, Merck Sharp & Dohme, Angen, Syeth, Bristol-Myers Squibb, Servier and Eli Lilly. Dr. Genant completed his internship at Johns Hopkins University in Baltimore, Maryland, where he was part of the Osler Medical Service. Dr. Genant also completed his residency training in medicine and in radiology at the University of Chicago, after which he was chief of musculoskeletal radiology at UCSF for the following 30 years. Dr. Genant founded the Osteoporosis and

Arthritis Research Group, or OARG, in the Department of Radiology at UCSF in 1986, and remains its executive director. The OARG has been widely acclaimed as a leading source of research in noninvasive imaging methods applied to osteoporosis, arthritis and orthopedics. In 1967, Dr. Genant received his medical degree from Northwestern University in Chicago, Illinois.

Mr. David Ray White has been an independent director of our company since March 15, 2007. Mr. White is a certified public accountant licensed to practice public accounting in Texas, U.S.A. From January to December 2006, Mr. White was the principal of White CPA, Certified Public Accounting Firm, offering attestation and tax consulting services to small companies. From November 1998 to January 2006, he was the accounting manager of Houston Galveston Area Council of Governments in Houston, Texas, performing accounting work for a US$150 million governmental cooperative purchasing program serving local governments in the United States. Mr. White received his MBA from Baylor University in 1995 and his BBA from The University of Texas at Austin in 1980.

Dr. Ling Qin has been our chief technology officer since July 2006. Since 2005, Dr. Qin has been a professor and research scientist in the Musculoskeletal Research Laboratory of the Chinese University of Hong Kong, Hong Kong, or Chinese University. He joined the Department of Orthopaedics & Traumatology of the Chinese University in September 1994 and has been this department’s director of research since 1997. From 1992 to 1993, Dr. Qin worked as postdoctoral fellow in the AO/ASIF Research Institute in Switzerland. In 1993, he was employed as a research scientist by the Department of Orthopaedics and Traumatology, Medical School of Rudolf Virchow at the Free University of Berlin, Germany. Dr. Qin received his bachelor degree in education and master degree in education from the Beijing University of Physical Education with major in functional anatomy, and doctorate degree in sports sciences in 1992 from the German Sports University Cologne, where he majored in experimental morphology.

Mr. Eric Chan has been our financial controller since November 2006. Mr. Chan is a certified public accountant in Hong Kong and has over nine-years of accounting and finance experience. Prior to joining us, Mr. Chan was a financial controller of Pioneer Pacific Holdings Limited from 2003 to 2006 and was a finance manager from 2001 to 2003. He worked at KPMG as an accountant from 1997 to 2001 on accounting and audit matters for Hong Kong, PRC and U.S. multinational companies. Mr. Chan has been a certified public accountant of the Hong Kong Institute of Certified Public Accountants since 2004 and an associate member of the Association of Chartered Certified Accountants since 2001. Mr. Chan received his bachelor’s degree in accountancy in 1997 from The Hong Kong Polytechnic University.

B. Compensation of Directors and Executive Officers

In 2007, the aggregate cash compensation paid by us to our executive officers and directors was RMB1.85 (US$250,000). Our executive officers and directors has been paid pursuant to the 2006 Share Incentive Plan in the form of restricted shares and share options.

2006 Share Incentive Plan

On October 9, 2006, our board of directors adopted a 2006 Share Incentive Plan, or the 2006 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The plan was amended and approved by shareholders on October 24, 2007. Up to 10% of our total issued ordinary shares then outstanding may be reserved for issuance under the 2006 plan, but no more than ten million shares may be issued pursuant to incentive share options under the plan. The following paragraphs describe the principal terms of the 2006 plan.

Types of Awards. We may grant the following types of awards under our 2006 plan:

•	options to purchase our ordinary shares;

•	share appreciation rights, which entitle the grantee the right to ordinary shares or cash compensation measured by the appreciation in the value of ordinary shares;

•	dividend equivalent rights, which entitle the grantee to compensation equivalent to dividends paid with respect to ordinary shares;

•

restricted shares, which are ordinary shares issued to the grantee that are subject to transfer restrictions, right of first refusal, repurchase, forfeiture, and other terms and conditions as established by our plan administrator;

•

restricted share units, which may be earned upon the passage of time or the attainment of performance criteria and which may be settled for cash, ordinary shares or other securities, or a combination of cash, ordinary shares or other securities as established by our plan administrator;

•

share payments, which may be (a) payments in the form of shares; or (b) options or other rights to purchase ordinary shares, as part of any bonus, deferred compensation or other arrangement, made in lieu of all or any portion of the compensation; and

•	deferred shares, which are rights to receive a specified number of ordinary shares during specified time periods.

Plan Administration. Our compensation committee will administer the 2006 plan and determine the provisions and terms and conditions of each award grant.

Award Agreement. Awards granted under our 2006 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement also specifies whether the option constitutes an incentive share option, or ISO, or a non-qualified stock option.

Eligibility. We may grant awards to our employees, directors and consultants, including those of our parent companies and subsidiaries. However, we may grant options that are intended to qualify as ISOs only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Corporate Transactions. The outstanding awards will terminate and/or accelerate upon occurrence of certain significant corporate transactions, including amalgamations, consolidations, liquidations or dissolutions, sales of substantially all or all of our assets, reverse takeovers or acquisitions resulting in a change of control. If the successor entity following one of these transactions assumes or replaces our outstanding awards under the 2006 plan, such assumed or replaced awards will become fully vested and immediately exercisable and payable, and be released from repurchase or forfeiture rights immediately upon termination of the grantee’s continuous service to us if the grantee’s service is terminated by the successor entity without cause within 12 months after the effective date of the transaction. Furthermore, if the successor entity does not assume or replace our outstanding awards, each outstanding award will become fully vested and immediately exercisable and payable, and will be released from any repurchase or forfeiture rights immediately before the effective date of the corporate transaction, as long as the grantee’s continuous service with us is not terminated before this date.

Exercise Price and Term of Awards. In general, the plan administrator determines the exercise price of an option in the award agreement. The exercise price may be a fixed price, or it may be a variable price related to the fair market value of our ordinary shares. If we grant an ISO to an employee, the exercise price may not be less than 100% of the fair market value of our ordinary shares on the date of the grant, except that if the grantee, at the time of that grant, owns shares representing more than 10% of the voting power of all classes of our shares, the exercise price may not be less than 110% of the fair market value of our ordinary shares on the date of that grant. If we grant a non-qualified share option to a grantee, the exercise price may not be less than 100% of the fair market value of our ordinary shares on the date of grant.

The term of each award under our 2006 plan is specified in the award agreement, but may not exceed ten years from the earlier of the adoption or the approval of the plan, unless sooner terminated.

Vesting Schedule. In general, the plan administrator determines, or the award agreement specifies, the vesting schedule.

The following table summarizes, as of the date of this annual report, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan. The exercise price of the share option is US$2.91 per share, which is the average closing price of 30 consecutive trading days before the date of the written resolution.

Name	No. of Restricted Shares Granted	Vesting Period	No. of Share Options Granted	Vesting Period
Xiaochun Wang	400,000	130,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		130,000 on June 30, 2008		400,000 on June 30, 2008
		140,000 on June 30, 2009		400,000 on June 30, 2009
Shaolan Wang	400,000	130,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		130,000 on June 30, 2008		400,000 on June 30, 2008
		140,000 on June 30, 2009		400,000 on June 30, 2009
Justin Yan Chen	100,000	30,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		30,000 on June 30, 2008		400,000 on June 30, 2008
		40,000 on June 30, 2009		400,000 on June 30, 2009
Ling Qin	40,000	13,000 on June 30, 2007	400,000	130,000 on June 30, 2007
		13,000 on June 30, 2008		130,000 on June 30, 2008
		14,000 on June 30, 2009		140,000 on June 30, 2009
Yongcun Chen	50,000	16,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		16,000 on June 30, 2008		400,000 on June 30, 2008
		18,000 on June 30, 2009		400,000 on June 30, 2009
Harry K. Genant	40,000	13,000 on June 30, 2007
		13,000 on June 30, 2008
		14,000 on June 30, 2009
David R. White	40,000	13,000 on June 30, 2007
		13,000 on June 30, 2008
		14,000 on June 30, 2009
Other employees	586,714	Mostly on June 30, 2007
Total:	1,656,714		5,200,000

C. Board Practices

Our board of directors consists of six members. There are no family relationships between any of our directors and executive officers.

Committees of the Board of Directors

Audit Committee

Our audit committee consists of Messrs. David Ray White and Harry K. Genant. Mr. White, who has accounting and financial management expertise, is an audit committee financial expert as defined in Item 401(h) of Regulation S-K under the Securities Act. Messrs. White and Genant satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	appointing our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions;

•	reviewing and discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our independent auditors; and

•	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Messrs. David Ray White and Harry K. Genant. Messrs. White and Genant satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	determining the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Messrs. David Ray White and Harry K. Genant. Messrs. White and Genant satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, qualification, experience and availability of service to us;

•	identifying and recommending to the board the directors to serve as members of the board’s committees;

•	developing and recommending to the board a set of corporate governance guidelines and principles applicable to us; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Special Committee

Our special committee consists of Messrs. David Ray White and Harry K. Genant. Messrs. White and Genant satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The special committee was established to consider the proposal by Mr. Xiaochun Wang and Yongcun Chen to acquire all of our outstanding shares. The proposal was withdrawn in a letter to the board of directors dated June 27, 2008.

Differences between Cayman Islands and NYSE Corporate Governance Practices

American Depositary Shares of our company are registered with the SEC and listed on the NYSE. As such, our company is subjected to corporate governance requirements imposed by both the SEC and the NYSE.

Under Section 303A of the NYSE’s Listed Company Manual, NYSE-listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NYSE corporate governance requirements. A NYSE-listed non-US company is simply required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. Our company is committed to a high standard of corporate governance. As such, our company endeavors to comply with most of the NYSE corporate governance practices, with the current exception that a majority of the directors of our company are not independent directors. Our company is a corporation incorporated under the laws of the Cayman Islands. There is no requirement under the Cayman Islands law that a listed company must have a majority of independent directors.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two or three years, with automatic extension for successive one-year terms unless either party opts to terminate the employment. We may terminate his employment for cause at any time, with prior written notice or remuneration, for certain acts of the executive officer, including but not limited to a conviction to a felony, or willful gross misconduct by the executive officer in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us.

We may also terminate the employment of any of our executive officers without cause upon serving a one- or three-month advance notice. In such a case, the executive officer is generally entitled to a severance pay, ranging from half a month to one year’s salary, depending on the length of his employment. Any of our executive officers may, with a one-month advance written notice, terminate his employment at any time if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, any of our executive officers may terminate his employment agreement with us at any time without cause upon a one-month advance written notice to us, except in case of our chief executive officer, who may resign without cause only if our board of directors approves his resignation.

Each of our executive officers has agreed to hold, both during and subsequent to the terms of his agreement, in confidence and not to use, except in pursuance of his duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulted from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques. In addition, each executive officer has agreed to non-competition and non-solicitation restrictions.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Directors and Executive Officers

Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are not subject to a term of office, and hold office until such time as they are removed from office by ordinary resolution of our board of directors. A director will be removed from office if, among other things, the director (i) gives notice in writing to us that he or she resigns from us; (ii) becomes bankrupt or makes any arrangement or composition with his or her creditors; (iii) dies or is found by our company to be or becomes of unsound mind; or (iv) if all our other directors (being not less than two in number) resolve that he or she should be removed as a director.

D. Employees

We had 1,360, 1,654 and 2,074 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2007:

	Number of Employees	Percentage of Total Employees
Manufacturing	497	24.0%
Marketing and Sales	1,276	61.5%
General and Administration	178	8.6%
Research and Development	29	1.4%
Others	94	4.5%

Total	2,074	100.0%

The following table sets forth the contributions we are required under PRC regulations to make to various plans and funds for the benefit of our employees, as measured by the percentages of our employees’ salaries:

Employees’ plans and funds	Pension Plan	National Medical Insurance Program	Housing Fund	Unemployment Insurance Plan	Work Related Injuries Insurance Plan	Maternity Insurance Plan
Percentages	20.0%	7.5%	5.0%	2.0%	1.2%	0.7%

The workers’ union of Tongjitang Distribution, on behalf of the workers in that company, holds approximately 7% and 4% equity interests in our subsidiaries, Tongjitang Distribution and Tongjitang Chain Stores, respectively.

As of December 31, 2007, of our 2,074 employees, 4 held doctorate degrees, 14 held master’s degrees and 973 held bachelor’s degrees. We believe that we have a good relationship with our employees, as evidenced by a low attrition rate among our employees. Our employees are not covered by any collective bargaining agreement.

Other than our sales force, which is dispersed across the country, most of our employees are located in Guizhou province, where we carry out all of our manufacturing and a majority of our administrative and research and development activities. A significant majority of our marketing and sale personnel, however, are dispersed throughout China, with a higher concentration in metropolitan centers and the more affluent and developed eastern provinces in China. In November 2006, we relocated our corporate head office from the city of Guiyang in Guizhou province to Shenzhen, which is a special economic zone in China and is located in Guangdong province, one of our key markets. We believe that this move will help us attract and retain talent in management and research and development.

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 31, 2008, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Xiaochun Wang(2)	53,379,892	39.2
Shaolan Wang(3)	9,808,000	7.2
Justin Yan Chen(4)	1,506,000	1.1
Yongcun Chen(5)	816,000	*
Ling Qin(6)	286,000	*
Harry K. Genant(7)	26,000	*
David Ray White(8)	26,000	*
Eric Chan	—	—
All directors and executive officers as a group	65,847,892	48.7

Principal Shareholders:
Hanmax Investment Limited(9)	52,449,892	38.8
Samtung Investment Limited(10)	8,344,000	6.2
S-Yangtse Holdings Limited(3)	8,748,000	6.5
Merrill Lynch & Co., Inc.(11)	9,929,008	7.3

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.
(1)	Percentage of beneficial ownership of each listed person is based on 135,349,722 ordinary shares outstanding as of May 31, 2008, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.
(2)

Includes 52,449,892 ordinary shares held by Hanmax Investment Limited, a British Virgin Islands company wholly owned and controlled by Xiaochun Wang, 800,000 ordinary shares issuable upon exercise of options held by Mr. Wang within 60 days of the date of this annual report and 130,000 unvested restricted shares held by Mr. Wang that will vest within 60 days of the date of this annual report. Does not include a further 400,000 options and 140,000 unvested restricted shares that will vest more than 60 days after the date of this annual report. Mr. Wang disclaims beneficial ownership of 816,000 ordinary shares beneficially owned by Yongcun Chen. This report shall not be construed as an admission that such person is the beneficial owner of such shares. The business address of Mr. Wang is 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.

(3)	Includes 8,748,000 ordinary shares held by S-Yangtse Holdings Limited, a British Virgin Islands company wholly owned and controlled by Shaolan Wang, 130,000 restricted shares held by Mr. Wang, 800,000 ordinary shares issuable upon exercise of options held by Mr. Wang within 60 days of the date of this annual report and 130,000 unvested restricted shares held by Mr. Wang that will vest within 60 days of the date of this annual report. Does not include a further 400,000 options and 140,000 unvested restricted shares that will vest more than 60 days after the date of this annual report. The registered address of S-Yangtse Holdings Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.
(4)

Includes 646,000 ordinary shares held by Lodway Investment Limited, a British Virgin Islands company wholly owned and controlled by Justin Yan Chen, 30,000 restricted shares held by Mr. Chen, 800,000 ordinary shares issuable upon exercise of options held by Mr. Wang within 60 days of the date of this annual report and 30,000 unvested restricted shares held by Mr. Wang that will vest within 60 days of the date of this annual report. Does not include a further 400,000 options and 40,000 unvested restricted shares that will vest more than 60 days after the date of this annual report. The registered address of Lodway Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(5)

Includes 800,000 ordinary shares issuable upon exercise of options held by Yongcun Chen within 60 days of the date of this annual report and 16,000 unvested restricted shares held by Mr. Chen that will vest within 60 days of the date of this annual report. Does not include a further 400,000 options and 18,000 unvested restricted shares held by Mr. Chen will vest more than 60 days after the date of this annual report. Mr. Chen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Chen disclaims beneficial ownership of 53,379,892 ordinary shares beneficially owned by Mr. Wang and Hanmax Investment Limited. This annual report shall not construed as an admission that such person is the beneficial owner of such shares. The business address of Mr. Chen is 5th Floor, Block B, Baiying Medical Device Park, Nanhai Avenue South, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China.

(6)	Includes 13,000 restricted shares held by Ling Qin, 260,000 ordinary shares issuable upon exercise of options held by Mr. Qin within 60 days of the date of this annual report and 13,000 unvested restricted shares held by Mr. Qin that will vest within 60 days of the date of this annual report. Does not include a further 140,000 options and 14,000 unvested restricted shares that will vest more than 60 days after the date of this annual report. The business address of Mr. Qin is Flat D, 3/F, Royal Ascot, Futan, Shatin, N.T., Hong Kong.
(7)	Includes 13,000 restricted shares held by Harry K. Genant and 13,000 unvested restricted shares held by Mr. Genant that will vest within 60 days of the date of this annual report. Does not include a further 14,000 unvested restricted shares that will vest more than 60 days after the date of this annual report. The business address of Mr. Genant is 7 Tara Hill Road, Tiburon, CA 94920, U.S.A.
(8)	Includes 13,000 restricted shares held by David R. White and 13,000 unvested restricted shares held by Mr. White that will vest within 60 days of the date of this annual report. Does not include a further 14,000 unvested restricted shares that will vest more than 60 days after the date of this annual report. The business address of Mr. White is 841 Deer Ridge, Waco, Texas 76712, U.S.A.
(9)	Hanmax Investment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Xiaochun Wang. The registered address of Hanmax Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands. Hanmax Investment Limited disclaims beneficial ownership of 1,746,000 ordinary shares beneficially owned by Mr. Wang and Yongcun Chen.
(10)	Samtung Investment Limited is a British Virgin Islands company wholly owned and controlled by Silver Grant International Industries Limited, or Silver Grant. Silver Grant is a public limited company incorporated in Hong Kong and whose shares are listed on the Stock Exchange of Hong Kong Limited. Mr. Yongcun Chen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The registered address of Samtung Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.
(11)	Merrill Lynch & Co., Inc., a Delaware corporation, may be deemed to beneficially own a total of 9,929,008 ordinary shares. ML Global Private Equity Fund, L.P., a Cayman Islands exempted limited partnership, holds 7,446,756 ordinary shares and Merrill Lynch Ventures L.P. 2001, a Delaware limited partnership, holds 2,482,252 ordinary shares. MLGPE Ltd., the general partner of ML Global Private Equity Fund L.P., and Merrill Lynch Ventures, LLC, the general partner of Merrill Lynch Ventures L.P. 2001, are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, a joint book runner of our initial public offering.

Hanmax Investment Limited, Merrill Lynch & Co., Inc., S-Yangtse Holdings Limited and Samtung Investment Limited beneficially owned 40.1%, 7.4%, 6.5% and 6.2% of our ordinary shares prior to our initial public offering. These shareholders beneficially owned 38.8%, 7.3%, 6.5% and 6.2% of our ordinary shares, respectively, as of May 31, 2008.

As of May 31, 2008, 135,349,722 of our common shares were issued and outstanding. Approximately 40.4% of our issued and outstanding common shares are held by record holders in the United States, including 11,177,200 ADSs held by the depositary.

ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001, which hold our ordinary shares, have represented to us that MLGPE Ltd. and Merrill Lynch Ventures, LLC, their respective general partners, are affiliated with a registered broker-dealer.

None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions

Transactions among Subsidiaries

Pursuant to a distribution agreement, Tongjitang Pharmaceutical appointed Tongjitang Distribution to be the authorized distributor in Guizhou for certain of our products from January 1, 2006 to December 31, 2006. Under this agreement, we supply Zaoren Anshen Capsules, Dianbaizhu Syrup and Moisturizing and Anti-Itching Capsules to Tongjitang Distribution at a certain discount from the wholesale price we offer to other third-party distributors. The net revenues of Tongjitang Pharmaceutical from these inter-company sales were approximately RMB2.9 million, RMB15.4 million, RMB13.7 million and RMB6.6 million (US$0.9 million) in 2004, 2005, 2006 and 2007, respectively.

Tongjitang Distribution also sells our products to Tongjitang Chain Stores based on purchase orders issued by the latter from time to time.

Transactions among Certain Directors, Shareholders and Affiliates

In 2002, Tongjitang Pharmaceutical and Tongjitang Distribution established Guizhou Tongjitang Chinese Medicine Sliced Herbs, or Tongjitang Sliced Herbs, which is a domestic PRC company engaged in the business of prepared herbal medicine in small pieces or crude slices ready for preparation into traditional Chinese medicine soups or teas by consumers. PRC foreign investment regulations do not permit foreign investment in the sliced herbs businesses. Accordingly, following our restructuring into a foreign holding company structure, on February 20, 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement to transfer its entire 66.67% equity interest in Tongjitang Sliced Herbs to Mr. Xiaochun Wang for RMB3.4 million in cash, which approximated the then carrying value as of the date of disposition. A loss of RMB1,000 was recognized on the disposition and recorded as a deemed distribution to shareholder in 2005. In January 2006, Tongjitang Distribution disposed of its 33.33% equity interest in Tongjitang Sliced Herbs to Mr. Xiaochun Wang at a consideration of RMB2.0 million, which was greater than the net investment by RMB186,000.

Pursuant to a supply contract, Tongjitang Sliced Herbs has agreed to provide Tongjitang Distribution with Chinese medicinal sliced herbs at a price to be the lowest in Guiyang from January 1, 2005 to December 31, 2006. Tongjitang Distribution purchased materials in an amount of RMB142,000 and RMB603,000 from Tongjitang Sliced Herbs in 2005 and 2006, respectively.

In 2002, Tongjitang Pharmaceutical established a PRC domestic company, Guizhou Tongjitang Culture and Communication Co. Ltd., or Tongjitang Culture, to engage in promotional activities, such as sponsoring sporting teams and issuing publications. Because Tongjitang Culture did not complement our core business, in 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement to sell all of its 60% equity interest in Tongjitang Culture to Mr. Xiaochun Wang at zero consideration. This sale resulted in a gain of RMB479,000, which was recognized as a deemed contribution from a shareholder in 2005.

In November 2003, Mr. Xiaochun Wang, our chief executive officer, purchased a patent relating to a toothache treatment and its processing method on behalf of us from an individual. Tongjitang Pharmaceutical paid RMB400,000 to that person for this patent. On January 12, 2005, Mr. Wang entered into a license agreement for this patent with Tongjitang Pharmaceutical. The term of this agreement is ten years and the license is free of any royalty payments. Under this agreement, Mr. Wang will be liable for any patent infringement claimed by a third party, and Tongjitang Pharmaceutical has a confidentiality obligation regarding certain know-how related to the patent.

Restructuring

On January 20, 2006, Samtung Investment Limited, a subsidiary of Silver Grant International Industries Limited, a public company listed on the Hong Kong Stock Exchange, was issued 5,422 shares of Unisources Enterprises Limited for RMB100.0 million. These shares were exchanged for 10,844,000 ordinary shares of us in June 2006 as described in the following paragraph.

As part of our reorganization in anticipation of our initial public offering, in June 2006, we issued a total of 90,364,000 ordinary shares to existing shareholders of Unisources Enterprises Limited in exchange of all shares that these shareholders previously held in Unisources Enterprises Limited.

On November 8, 2006, we issued 7,446,756 ordinary shares to ML Global Private Equity Fund, L.P. and 2,482,252 ordinary shares to Merrill Lynch Ventures L.P. 2001 in a private placement for approximately US$15.5 million. The purchase price was determined through arm’s-length negotiations with ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001.

In connection with our issuance and sale of ordinary shares in November 2006, we entered into a shareholders’ agreement on November 8, 2006. This shareholders agreement granted certain rights to our shareholders, including rights of first offer, tag-along rights, veto rights over certain significant corporate actions and a right to put shares to us under certain situations. This agreement terminated upon the listing of our ADSs on the New York Stock Exchange in our initial public offering.

Our shareholders other than Hanmax Investment Limited are entitled to certain registration rights, including demand registration and piggyback registration.

Registration Rights

Pursuant to the registration rights agreement entered into on November 8, 2006, we have granted certain registration rights to our shareholders other than Hanmax Investment Limited. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. These shareholders have the right to demand that we file a registration statement covering the offer and sale of securities held by them, or registrable securities, as long as the securities to be registered exceed 20% of the total registrable securities then outstanding. We, however, are not obligated to proceed with a demand registration (other than short-form registration on Form F-3) if we have already effected four demand registrations (not counting short-form registrations on Form F-3). We have the right to defer filing of a registration statement for up to 40 days if a majority of our board of directors determines in good faith that the filing of a registration statement would be materially adverse to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities other than pursuant to an F-4 or F-8 registration statement, then we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. In the event that the aggregate number of shares we propose to offer and shares the holders of registrable securities propose to offer in that offering exceeds the number of shares that can be sold in the offering, we must include with first priority the shares of the holders of registrable securities, up to the lesser of (1) 30% of the maximum offering size and (2) the number of secondary shares that can be sold, each as determined by the managing underwriters for that offering.

Expenses of Registration. We will pay all expenses relating to any demand or piggyback registration, including all expenses customarily paid by the issuer and fees and disbursements of any one counsel retained by the holders of the registered securities, other than underwriting commissions and discounts.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—C. Board Practices—Employment Agreements.”

Share Incentives

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2006 Share Incentive Plan.”

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any litigation or other legal proceedings brought against us. We also are not aware of any legal proceeding, investigation or claim, or other legal exposure that has a more than a remote possibility of having a material adverse effect on our business, financial condition or results of operations.

Dividend Policy

We have never declared or paid any dividends, and we do not plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We rely principally on dividends paid to us by Tongjitang Pharmaceutical, our wholly-owned subsidiary in China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, Tongjitang Pharmaceutical is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this annual report, these general reserves amounted to RMB64.5 million (US$8.8 million), accounting for 34.9% of the registered capital of Tongjitang Pharmaceutical. In addition, at the discretion of its board of directors, Tongjitang Pharmaceutical may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our ADSs, each representing four ordinary shares, have been listed on the New York Stock Exchange since March 16, 2007 under the symbol “TCM.”

For the year ended December 31, 2007, the trading price ranged from $7.50 to $12.88 per ADSs.

The following table provides the high and low trading prices for our ADSs on the NYSE for (1) the year 2007 (from March 16, 2007), (2) each of the four quarters of 2007 (from March 16) and (3) each of the past six months of our ADS’s trading history.

	Sales Price
	High	Low
Annual High and Low
2007 (from March 16)	12.88	7.50
Quarterly Highs and Lows
2007
First Quarter (from March 16)	11.27	9.65
Second Quarter	12.88	9.21
Third Quarter	12.62	7.50
Fourth Quarter	12.39	8.33
2008
First Quarter	9.95	6.57
Second Quarter (through June 27)	8.95	6.42
Monthly Highs and Lows
December 2007	9.96	8.33
January 2008	9.95	7.92
February 2008	8.64	7.22
March 2008	9.05	6.57
April 2008	8.49	7.95
May 2008	8.95	7.83
June 2008 (through June 27)	8.51	6.42

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing four ordinary shares, have been listed on the New York Stock Exchange since March 15, 2007 under the symbol “TCM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-140888) originally filed with the SEC on March 16, 2007, as amended. Our shareholders adopted our amended and restated memorandum and articles of association by a special resolution in February 2007.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.

D. Exchange Controls

Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and various regulations issued by State Administration of Foreign Exchange, or the SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.

Payments for transactions that take place within the PRC must be made in Renminbi. Unless otherwise approved, PRC companies other than FIEs must convert foreign currency payments they receive from abroad into Renminbi. On the other hand, FIEs may retain foreign exchange in accounts with designated foreign exchange banks, subject to a cap set by the SAFE or its local counterpart.

E. Taxation

The following summary of the material Cayman islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSS OR ORDINARY SHARES.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying shares (for example, pre-releasing ADSs to persons who do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) generally will be included in your gross income as ordinary dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, under the currently law, dividends will be “qualified dividend income” that is taxed at the lower applicable capital gains rate provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a Chinese “resident enterprise” under the PRC tax law, we are eligible for the benefits of the income tax treaty between the United States and the PRC, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. United States Treasury Department guidance indicates that our ADSs, which are listed on the NYSE (but not our ordinary shares) are readily tradable on an established securities market in the United States. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares and any possible change in law relating to the availability of such lower rate for dividends paid by us.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.” In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are non-corporate U.S. Holder, such as an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source gain or loss for foreign tax credit limitation purposes, subject to exceptions and limitations.

Any such gain or loss that you recognize will generally be treated as United States source income or loss. However, in the event we are deemed to be a Chinese “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if the PRC tax were to be imposed in any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.

Passive Foreign Investment Company

Based on the market value of our ADSs and ordinary shares and the composition of our assets and income and our operations, we believe we were not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2007. However, we must make a separate determination each year as to whether we are a PFIC (after the close of each taxable year). A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status may be determined in large part based on the market price of our ADSs and shares, which price is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares, absent a special election. For instance, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a deemed sale election (as discussed below) with respect to the ADSs or ordinary shares, as applicable.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us except that the lower applicable capital gains rate discussed above under “Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE and, consequently, if you are a U.S. Holder of ADSs and the ADSs are regularly traded on the NYSE, the mark-to-market election would be available to you were we to be or become a PFIC.

If a non-U.S. corporation is a PFIC, a U.S. Holder of shares in that corporation may avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC.

However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not presently intend to prepare or provide such information.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than six months after the close of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with GAAP.

I. Subsidiary Information

For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure.”

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the PRC National Bureau of Statistics, the change in the consumer price index in China was 1.5% and 4.8% in 2006 and 2007, respectively.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2007, our total outstanding loans amounted to RMB163.1 million (US$22.4 million) with interest rates varying from 6.03% to 8.42%. A 1.0% increase in each applicable interest rate would have added RMB1.6 million to our interest expense in 2007. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected, and our interest expenses may be higher than expected due to changes in market interest rates.

Foreign Exchange Risk

Substantially all of our revenues and most of our expenses are denominated in Renminbi. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of proceeds in U.S. dollars from private placements and the proceeds from our initial public offering. Other than these exposures we do not believe that we currently have any significant foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 11.9% appreciation of the Renminbi against the U.S. dollar by December 31, 2007. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, further appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2007 into Renminbi at the exchange rate of US$1.00 for RMB7.2946 as of December 31, 2007, such a cash balance would have been RMB7.3 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB7.2 million. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

The effective date of the registration statement on Form F-1 (File number: 333-140888) for which use of proceeds information is being disclosed was March 15, 2007. We offered our common shares, in the form of ADSs, in our initial public offering on March 16, 2007. We registered and sold 8,350,000 ADSs, representing 33,400,000 common shares, for an aggregate price of US$83.5 million and the selling shareholders in the offering registered and sold 1,515,000 ADSs, representing 6,060,000 common shares, for an aggregate price of US$15.2 million. For the period from the effective date to December 31, 2007, we estimate that our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs totaled US$9.9 million, which included US$6.9 million for underwriting discounts and commissions and US$5.3 million for other expenses. We received net proceeds of approximately US$78.6 million from our initial public offering after deducting expenses.

We used the net proceeds received from our initial public offering as follows:

•	approximately US$3.8 million for our acquisition of Guizhou LLF;

•	approximately US$3.9 million to enhance our marketing; and

•	approximately US$2.5 million to strengthen our research and development infrastructure and broaden and commercialize our product pipeline.

As of December 31, 2007, approximately US$8.0 million of the net offering proceeds from our initial public offering had been applied and paid to others, including consultants and advisors. Proceeds from our initial public offering that have yet to be applied have been invested in short-term, interest-bearing debt instruments or bank deposits. Merrill Lynch, Pierce, Fenner & Smith and UBS AG were the managing underwriters for out initial public offering.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon this evaluation, our management has concluded that, as of the end of the period covered by this annual report, our existing disclosure controls and procedures were effective to provide reasonable assurance that material information required to be disclosed by us in the reports that we file with, or submit to, the SEC under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in by the SEC’s rules and regulations.

In addition, since the beginning of 2007, we have engaged an advisory firm to advise us about complying with requirements of the Sarbanes-Oxley Act, have formed a task force led by senior management members in pursuing compliance with the requirements of the Sarbanes-Oxley Act and are currently continuing to recruit more senior level staff to ensure we complete the process according to the timetable.

Management’s Annual Report on Internal Control Over Financial Reporting.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, or internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that we have at least one audit committee financial expert serving on our Audit Committee. Our audit committee financial expert is Mr. David Ray White. Each member of our Audit Committee, including Mr. White, is “independent” as that term is defined by the Corporate Governance Rules of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to this annual report on Form 20-F, and posted the code on our website at www.tongjitang.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2006		2007
Audit fees(1)	US$	300,000	US$	420,000
Audit-related fees(2)		—	US$	1,756,000

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements for 2006 and 2007.
(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2007 involve principally the issuance of a comfort letter, providing listing advice in connection with our initial public offering and interim review.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Tongjitang Chinese Medicines Company are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association of the Registrant, as adopted by special resolution passed on June 15, 2006 (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

2.3	Form of Deposit Agreement among the Registrant, the Depositary and Holders of the American Depositary Receipts (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

2.4	Shareholders’ Agreement dated as of November 8, 2006 among the Registrant and Shareholders (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

2.5	Registration Rights Agreement dated as of November 8, 2006 among the Registrant and certain Shareholders (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.1	Form of Indemnification Agreement with the Registrant’s Directors (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.2	Form of Employment Agreement (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.3	2006 Share Incentive Plan adopted as of October 9, 2006 (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.4	Subscription Agreement dated December 21, 2005 among Samtung Investment Limited, Unisources Enterprises Limited, Xiaochun Wang and Shaolan Wang (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.5	Sale and Purchase Agreement dated June 15, 2006 among the Registrant, Unisources Enterprises Limited and shareholders of Unisources Enterprises Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

Exhibit Number	Description of Document
4.6	Share Purchase Agreement dated November 8, 2006 among the Registrant, ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.7	English Translation of License Agreement dated January 12, 2005 between Xiaochun Wang and Tongjitang Pharmaceutical (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.8	English Translation of Share Transfer Agreement dated February 20, 2005 between Tongjitang Pharmaceutical and Xiaochun Wang regarding 66.67% of Equity Interests of Tongjitang Sliced Herbs (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.9	English Translation of Equity Interest Transfer Agreement dated January 18, 2006 between Tongjitang Distribution and Xiaochun Wang regarding 33.33% of Equity Interests of Tongjitang Sliced Herbs (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.10	English Translation of Equity Interest Transfer Agreement dated February 20, 2005 between Tongjitang Pharmaceutical and Xiaochun Wang regarding a 60% equity interest in Guizhou Tongjitang Culture and Communication Co., Ltd. (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.11	Real Property Lease Agreement dated July 11, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

23.1*	Consent of Deloitte Touche Tohmatsu

*	Filed with this Annual Report on Form 20-F

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TONGJITANG CHINESE MEDICINES COMPANY

By:	/s/ Xiaochun Wang
Name:	Xiaochun Wang
Title:	Chairman and Chief Executive Officer

Date: June 30, 2008

TONGJITANG CHINESE MEDICINES COMPANY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED

DECEMBER 31, 2005, 2006 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Tongjitang Chinese Medicines Company:

We have audited the accompanying consolidated balance sheets of Tongjitang Chinese Medicines Company and its subsidiaries (the “Company”) as of December 31, 2006 and 2007, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements—assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2006 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/    Deloitte Touche Tohmatsu

Hong Kong

June 30, 2008

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of Renminbi, except share data, per share data and convenience translations)

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Net revenues	346,147	484,992	596,007	81,705
Cost of revenues	141,784	161,675	206,019	28,243

Gross profit	204,363	323,317	389,988	53,462
Advertising expenses	(47,504)	(85,088)	(96,876)	(13,281)
Other selling and marketing expenses	(37,626)	(51,462)	(68,357)	(9,371)
General and administrative expenses	(26,164)	(33,484)	(92,487)	(12,679)
Research and development expenses	(2,484)	(4,680)	(12,673)	(1,737)
Gain (loss) on disposal of property, plant and equipment and land use rights	22,723	—	(72)	(10)
Other operating income	935	1,283	1,395	191

Income from operations	114,243	149,886	120,918	16,575
Other income (expenses):
Interest income	74	2,392	27,906	3,826
Interest expense	(8,762)	(12,735)	(9,858)	(1,351)
Government grants	7,930	10,108	17,064	2,339
Investment income	842	—	8,409	1,153
Waiver of other payables	—	—	5,542	760
Other income, net	648	1,108	2,361	323

Income before income taxes, minority interest and equity in earnings of an affiliate	114,975	150,759	172,342	23,625
Provision for income taxes	(4,359)	(16,392)	(1,200)	(165)
Minority interest, net of taxes	60	(88)	51	7
Equity in earnings of an affiliate, net of taxes	114	—	—	—

Net income	110,790	134,279	171,193	23,467

Earnings per share
Ordinary shares
—basic	1.39	1.47	1.35	0.19

—diluted	1.39	1.47	1.35	0.19

Ordinary shares classified as mezzanine equity—basic and diluted	N/A	1.47	1.35	0.19

Share-based compensation expenses during the related periods included in:

Cost of revenues	—	—	2,120	291
Other selling and marketing expenses	—	—	3,860	529
General and administrative expenses	—	—	30,671	4,205
Research and development expenses	—	—	449	61

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED BALANCE SHEETS

(In thousands of Renminbi, except share data, per share data and convenience translations)

	December 31,
	2006	2007	2007
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	231,009	797,755	109,362
Short-term bank deposit	50,000	—	—
Notes receivable	12,732	48,959	6,712
Accounts receivable, net of allowance for doubtful accounts of RMB1,608 and RMB4,414 (US$605) as of 2006 and 2007, respectively	172,102	272,562	37,365
Amounts due from related parties	2,239	535	73
Inventories	41,390	76,194	10,446
Trading securities	—	2,797	383
Prepaid advertising expenses	26,396	9,334	1,280
Other prepaid expenses and current assets, net of allowance for doubtful accounts of RMB662 and RMB175 (US$24) as of 2006 and 2007, respectively	21,386	7,776	1,066

Total current assets	557,254	1,215,912	166,687
Property, plant and equipment, net	151,568	155,849	21,365
Land use rights, net	19,099	18,739	2,569
Deposits for acquisition of property, plant and equipment, and intangible assets	10,323	11,197	1,535
Acquired intangible asset, net	9,940	90,018	12,340
Long-term prepaid expenses	—	333	46
Deferred tax assets	688	2,007	275

Total assets	748,872	1,494,055	204,817

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	27,100	89,100	12,215
Accounts payable	19,874	18,009	2,469
Amounts due to related parties	1,938	1,893	260
Accrued expenses and other current liabilities	64,461	57,810	7,925
Income taxes payable	19,109	3,080	422

Total current liabilities	132,482	169,892	23,291
Long-term bank loans	118,000	74,000	10,144
Deferred tax liabilities	—	12,955	1,776

Total liabilities	250,482	256,847	35,211

Commitments (Note 14)
Minority interest	683	632	87

Mezzanine equity:
Ordinary shares (US$0.001 par value: 9,929,008 shares as of December 31, 2006 issued and outstanding)	120,643	—	—

Shareholders’ equity:
Ordinary shares (US$0.001 par value: 500,000,000 shares authorized and 90,364,000 shares as of December 31, 2006, and 135,349,722 shares as of December 31, 2007, respectively, issued and outstanding)	723	1,071	147
Additional paid-in capital	140,019	870,980	119,400
Accumulated other comprehensive loss	—	(42,990)	(5,893)
Retained earnings	236,322	407,515	55,865

Total shareholders’ equity	377,064	1,236,576	169,519

Total liabilities and shareholders’ equity	748,872	1,494,055	204,817

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME

(In thousands of Renminbi, except share data, per share data and convenience translations)

	Ordinary share capital		Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity	Comprehensive income
	Number	RMB	RMB	RMB	RMB	RMB	RMB
As of January 1, 2005	79,520,000	642	39,118	—	32,253	72,013
Net income	—	—	—	—	110,790	110,790	110,790

Issuance of share capital	—	—	321	—	—	321
Deemed contribution from a shareholder on disposal of subsidiaries (note 12)	—	—	478	—	—	478
Distribution to shareholders	—	—	—	—	(41,000)	(41,000)

As of December 31, 2005	79,520,000	642	39,917	—	102,043	142,602

Net income	—	—	—	—	134,279	134,279	134,279

Issuance of share capital	10,844,000	81	99,916	—	—	99,997
Deemed contribution from a shareholder on disposal of an affiliate (note 12)	—	—	186	—	—	186

As of December 31, 2006	90,364,000	723	140,019	—	236,322	377,064

Net income	—	—	—	—	171,193	171,193	171,193
Foreign currency translation adjustments	—	—	—	(42,990)	—	(42,990)	(42,990)
Conversion of mezzanine equity	9,929,008	77	120,568	—	—	120,645
Issuance of shares upon the initial public offering	33,400,000	258	645,548	—	—	645,806
Offering expenses	—	—	(72,242)	—	—	(72,242)
Insurance of restricted shares	1,656,714	13	(13)	—	—	—
Share-based compensation	—	—	37,100	—	—	37,100

							128,203

As of December 31, 2007	135,349,722	1,071	870,980	(42,990)	407,515	1,236,576

As of December 31, 2007 (US$)	135,349,722	147	119,400	(5,893)	55,865	169,519

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of Renminbi, except share data, per share data and convenience translations)

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income	110,790	134,279	171,193	23,467
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of intangible assets	1,552	1,509	4,563	626
Amortization of land use right	424	368	360	49
Depreciation of property, plant and equipment	9,773	11,040	12,306	1,687
Allowance for doubtful accounts and other receivables	2,114	321	2,389	328
(Gain) loss on disposal of property, plant and equipment and land use rights	(22,723)	—	72	10
(Loss) income attributable to the minority interests	(60)	88	(51)	(7)
Share-based compensation expenses	—	—	37,100	5,086
Equity in earnings of an affiliate	(114)	—	—	—
Write-down of inventories	422	—	458	63
Deferred tax	682	—	164	23
Changes in current assets and liabilities (net of effects of acquisition and dispositions):
Notes receivable	(1,705)	(11,027)	(36,227)	(4,966)
Accounts receivable	(89,411)	(29,293)	(103,001)	(14,120)
Amounts due from related parties	(556)	(16)	—	—
Inventories	9,372	(13,214)	(34,037)	(4,666)
Trading securities	—	—	(2,797)	(383)
Prepaid advertising expenses	(22,350)	(31)	17,062	2,339
Other prepaid expenses and current assets	19,912	9,020	6,784	930
Accounts payable	(9,950)	(1,047)	(4,262)	(584)
Amounts due to related parties	288	(2,705)	(4)	(1)
Accrued expenses and other current liabilities	(25,737)	15,269	(32,749)	(4,490)
Income taxes payable	(2,845)	16,092	(16,029)	(2,197)

Net cash (used in) provided by operating activities	(20,122)	130,653	23,294	3,194

Cash flows from investing activities:
Purchase of property, plant and equipment and land use right	(26,917)	(22,477)	(13,595)	(1,864)
Proceeds from disposal of property, plant and equipment and land use right	23,465	1,597	3,089	424
Deposits paid for acquisition of property, plant and equipment and intangible assets	(21,494)	(8,401)	(10,451)	(1,433)
Acquisition of intangible assets	(686)	(150)	(10,012)	(1,373)
Acquisition of a subsidiary	—	—	(27,751)	(3,804)
Proceeds on disposal of subsidiaries, net of cash disposed	3,227	—	—	—
Proceeds on disposal of an affiliate	—	2,000	—	—
(Advance to) repayment from a related party	(9,457)	9,457	1,704	234
Repayment from independent third parties	—	300	—	—
Proceeds from disposal of investment	—	12,400	—	—
(Increase) decrease in short-term bank deposit	—	(50,000)	50,000	6,854

Net cash used in investing activities	(31,862)	(55,274)	(7,016)	(962)

TONGJITANG CHINESE MEDICINES COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repayment of borrowings	(25,000)	(159,908)	(44,150)	(6,052)
New borrowings raised	93,908	115,000	50,000	6,854
Distribution to shareholders upon recapitalization	(41,000)	—	—	—
Subscription deposit received from an investor	42,963	—	—	—
Issuance of share capital	—	177,998	645,806	88,532
Direct and incremental offering expenses paid	—	(13,200)	(58,193)	(7,978)
(Repayment to) advance from related parties	(739)	2	(41)	(6)
Contribution from minority shareholder	—	250	—	—

Net cash provided by financing activities	70,132	120,142	593,422	81,350

Effect of exchange rate changes	—	—	(42,954)	(5,888)

Net increase in cash and cash equivalents	18,148	195,521	566,746	77,694
Cash and cash equivalents at beginning of year	17,340	35,488	231,009	31,668

Cash and cash equivalents at end of year	35,488	231,009	797,755	109,362

Supplemental schedule of cash flow information:
Income tax paid	6,522	300	17,065	2,339

Interest paid	8,762	12,735	9,858	1,351

Non-cash investing and financing activities:
Proceeds on disposal of property, plant and equipment and land use rights included in other receivables	1,597	—	310	42
Accounts payable for construction costs and acquisition of property, plant and equipment	10,814	10,753	6,683	916
Subscription receivable from shareholders	321	—	—	—
Transfer to an equity method affiliate:
Accounts receivable	6,465	—	—	—
Severance pay liabilities	4,637	—	—	—

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Renminbi, except share data, per share data and convenience translations)

1. Organization and Principal Activities

Tongjitang Chinese Medicines Company (collectively with its subsidiaries referred to as, “Tongjitang” or the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on May 16, 2006 under the Companies Law of the Cayman Islands. Tongjitang is principally engaged in the development, manufacture and sale of modernized Chinese medicines.

Substantially all of the Company’s business is conducted through a wholly owned operating subsidiary established in the People’s Republic of China (the “PRC”), Guizhou Tongjitang Pharmaceutical Co., Ltd. (“Tongjitang Pharmaceutical”). Tongjitang Pharmaceutical also holds a 92.76% equity interest in Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd. (“Tongjitang Distribution”), which further holds a 96% equity interest in Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. (“Tongjitang Chain Stores”). The Company holds its interest in the operating subsidiaries indirectly through a holding company, Unisources Enterprises Limited (“Unisources”), which is a wholly owned shell company that is incorporated in the British Virgin Islands (“BVI”). Tongjitang Pharmaceutical established a new subsidiary, Guizhou Tongjitang Chinese Medicines Planting Co., Ltd. (“Tongjitang Planting”) on June 9, 2006, in which it holds a 95% equity interest.

In June 2005, Unisources issued 79,520,000 ordinary shares to the equity holders of Tongjitang Pharmaceutical at par value and then acquired from them the 100% equity interests in Tongjitang Pharmaceutical for consideration of RMB41,000. As a result of this exchange, the shareholders of Tongjitang Pharmaceutical became the owners of all the then outstanding shares of Unisources in proportion to their interests in Tongjitang Pharmaceutical. There was no change in control or ownership interests as a result of this transaction. Accordingly, the transaction was accounted for as a legal reorganization of entities under common control. The accompanying consolidated financial statements have been prepared to reflect the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries for all the periods presented in a manner similar to the pooling-of-interests method. The amount payable to the shareholders resulting from this transaction was recorded as a distribution. Prior to the transaction, Unisources was a shell company with minimal assets and no liabilities.

In June 2006, the shareholders elected to reorganize the corporate structure such that their ownership interests in Unisources would be held through the Company. This reorganization was effected by means of a share exchange in which all of the shares of Unisources were exchanged, on a one-for-two thousand basis, for shares of the Company. Prior to the transaction, the Company was a shell company with minimal assets and no liabilities. There was no change in control or ownership interest as a result of this transaction.

In August 2007, Tongjitang Pharmaceutical acquired 100% equity interest in Guizhou Longlife Pharmaceutical Co., Ltd (“Guizhou Longlife”), a company established in the PRC.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

The legal subsidiaries are as follows:

Name of company	Place of establishment and operation	Percentage of ordinary share/ registered capital held by the Company	Principal activities
Unisources	BVI	100%	Investment holding

Tongjitang Pharmaceutical	PRC	100%	Development, manufacturing, marketing and sales of medicine products

Tongjitang Distribution	PRC	92.76%	Wholesale distribution of medicine products

Tongjitang Chain Stores	PRC	89.05%	Retail sales of medicines products and medical devices

Tongjitang Planting	PRC	95%	Cultivation of medicinal herbs

Guizhou Longlife	PRC	100%	Development, manufacturing, marketing and sales of medicine products

2. Summary of Significant Accounting Policies

(a) Basis of presentation and principles of consolidation

The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. All significant inter-company accounts, transactions and cash flows have been eliminated on consolidation. The Company did not have variable interest in any variable interest entities. Investment in an affiliate representing ownership of at least 20%, but less than 50%, is accounted for under the equity method. The Company’s share of earnings in its equity investment is included in the accompanying consolidated statements of operations.

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.

(c) Accounts and notes receivable

Notes receivable represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from us.

In June 2006, the Company entered into factoring agreements (the “agreements”) with terms of six months that permitted the Company to sell up to a total of RMB80,000 in accounts receivable to third-party financial institutions. Under the terms of the agreements, those accounts receivables that were derived in the ordinary course of business and that have not been pledged, are not overdue and have a credit term of less than 6 months, could be sold outright to the third-party financial institution, which assumes the full risk of collection, without

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

recourse to the Company. Under these agreements, the Company was required to pay charges to the third-party financial institutions at a rate of 4.86% on the outstanding balance. Charges from this factoring arrangement amounted to RMB959 for the year ended December 31, 2006. As of December 31, 2006, the factoring agreements have expired and the Company has received all proceeds from the sale of accounts receivables under these agreements totaling RMB70,578. No factoring agreement has been arranged during the year ended December 31, 2007.

Movement of allowance for doubtful accounts and other receivables:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
At the beginning of the year	1,547	3,118	2,270	311
Impairment losses recognized during the year	2,114	321	2,389	328
Amounts written off as uncollectible	(543)	(123)	(70)	(10)
Impairment losses reversed	—	(1,046)	—	—

At the end of year	3,118	2,270	4,589	629

(d) Inventories

Inventories are stated at the lower of cost or market value. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost of inventory is calculated using the weighted average cost method. Write-downs of obsolete or slow-moving inventory are recorded based on the management’s specific analysis of future sales forecasts and economic conditions. Inventory write-downs of RMB422, nil and RMB458 (US$63) for the years ended December 31, 2005, 2006 and 2007, respectively, were recorded in cost of revenues.

(e) Trading securities

Trading securities refer to debt and equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in marketable securities is based upon the quoted market price on the last business day of the fiscal year.

(f) Property, plant and equipment, net

Property, plant and equipment are carried at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.

Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of assets as follows:

Buildings	lesser of 50 years or lease term
Leasehold improvements	lesser of 10 years or lease term
Plant and machinery	5 - 10 years
Office equipment, furniture and fixtures	5 years
Motor vehicles	10 years

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

(g) Land use rights

All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchases in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis.

Amortization expense totaled RMB424, RMB368 and RMB360 (US$49) for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2006 and 2007, land use rights with a carrying amount of RMB18,253 and RMB2,628 (US$360), respectively were pledged in connection with the outstanding loan facilities.

(h) Acquired intangible assets, net

Acquired intangible assets, which consist primarily of patents, trademarks, distribution network, registered drug formulae and technical know-how, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives as summarized in Note 7.

(i) Impairment or disposal of long-lived assets

The Company evaluates its long-lived assets for potential impairment based on a review of projected undiscounted cash flows associated with these assets. Long-lived assets are evaluated for impairment whenever events and circumstances exist that indicates the carrying amount of these assets may not be recoverable. The assets are considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. Measurement of impairment losses for long-lived assets that the Company expects to hold and use is based on the difference between the estimated fair value of the assets and the carrying amount.

(j) Revenue recognition

Revenue from the sale of pharmaceutical products is recognized when the products are delivered to and received by the customers, collectibility is reasonably assured and the prices are fixed and determinable.

The Company has distributor arrangements with certain parties for sale of its pharmaceutical products. The distributor agreements do not provide charge back, price protection, or stock rotation rights. Accordingly, the Company records the revenue when products are delivered to and received by the distributors.

The Company presents revenues net of sales taxes incurred, which amounted to RMB63,464 RMB86,487 and RMB104,622 (US$14,342) for the years ended December 31, 2005, 2006 and 2007, respectively.

(k) Shipping and handling costs

Shipping and handling costs are classified as other selling and marketing expenses. For the years ended December 31, 2005, 2006 and 2007, shipping and handling costs classified as other selling and marketing expenses were RMB1,484, RMB2,188 and RMB5,273 (US$723), respectively.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

(l) Advertising costs

The Company records payments made to advertising companies for the purpose of reserving prime-time television and magazine advertising space as prepaid advertising costs in the consolidated balance sheet. The Company expenses the prepaid advertising amount when the advertisement is published or aired. All other advertising costs are expensed as incurred.

(m) Government grants

Government grants include cash and interest subsidies as well as advance subsidies received from the PRC government by the operating subsidiaries of the Company. Such subsidies are generally provided in relation to the research and development of medical products and also as incentives from the local government to encourage the expansion of local businesses. Government grants are recognized when received and all the conditions specified in the grant have been met. Capital grants received in advance in connection with the acquisition of equipment are recorded in other current liabilities and then offset against the cost of the related equipment upon acquisition.

(n) Research and development costs

Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred.

(o) Earnings per share

Basic earnings per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per ordinary share is required to be presented when potential dilution could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for share options and restricted shares. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. 5,200,000 options to purchase ordinary shares were excluded in the computation of 2007 diluted earnings per share as their effects were anti-dilutive.

The Company has one class of ordinary shares. However, during the year ended December 31, 2006, certain shareholders had received a put right whereby these shareholders might require the Company to repurchase their ordinary shares under certain circumstances at a price equal to the subscription price, which might be other than fair value at the date of redemption (see Note 10). Accordingly, the Company has used the “two-class” method of computing and presenting earnings per share. Upon initial public offering, the mezzanine equity was reclassified to Ordinary Shares. Since then, the Company only has one class of shares and stop using the two-class method.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

The calculations of basic earnings per share and diluted earnings per share are computed as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Income available to ordinary shareholders	110,790	134,279	171,193	23,467

Weighted average number of ordinary shares for the calculation of basic earnings per share	79,520,000	89,799,518	124,479,794	124,479,794
Effect of dilutive securities—restricted shares	—	—	4,184	4,184

Weighted average number of ordinary shares for the calculation of diluted earnings per share	79,520,000	89,799,518	124,483,978	124,483,978

Weighted average number of ordinary shares classified as mezzanine equity for the calculation of basic earnings per share	N/A	1,468,949	2,149,018	2,149,018

Ordinary shares—Basic earnings per share	1.39	1.47	1.35	0.19

Ordinary shares—Diluted earnings per share	1.39	1.47	1.35	0.19

Ordinary shares classified as mezzanine equity—basic and diluted earnings per share	N/A	1.47	1.35	0.19

(p) Income taxes

Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

Effective January 1, 2007, the Company adopted the Financial Accounting Standard Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. There is no material impact of FIN 48 on the Company’s consolidated financial statements.

(q) Foreign currency transactions

All transactions in currencies other than the functional currency are remeasured at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in other currencies other than functional currencies are re-measured at rates of exchange existing on that date. Exchange gains and losses are recorded in the statements of operations.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

The functional currencies of the Company and its subsidiaries include the United States dollar (“US$”), Hong Kong dollar and Renminbi (“RMB”). The financial statements of all subsidiaries with functional currencies other than RMB, which is the reporting currency of the Company, are translated in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 52, “Foreign Currency Translation.” All assets and liabilities are translated at the rates of exchange ruling at the balance sheet and all income and expense items are translated at the average rates of exchange over the year. All exchange difference arising from the translation of subsidiaries’ financial statements are recorded as a component of comprehensive income.

(r) Convenience translation into United States Dollars

The consolidated financial statements of the Company are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2007 into US$ is included solely for the convenience of readers and has been made at the rate of RMB7.2946 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(s) Share-based compensation

The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award. The compensation cost is recognized on a straight-line basis over the vesting period.

(t) Comprehensive income

Comprehensive income includes all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income consists of net income and foreign currency differences arising from translation of foreign subsidiaries.

(u) Mezzanine equity

Ordinary shares issued with a put option, which permits the shareholders to sell back the shares to the Company, are classified as mezzanine equity (see note 10).

(v) Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s finance statements include allowance for doubtful debts, write-down of inventories, valuation of deferred tax assets, and useful lives of acquired intangible assets and property, plant and equipment.

(w) Fair value of financial instruments

The carrying amounts of cash and cash equivalents, short-term bank deposit, notes receivable, accounts receivable, amounts due from related parties, trading securities, other prepaid expenses and current assets, short-term borrowings, accounts payable, amounts due to related parties and accrued expenses and other current

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

liabilities approximate their fair values due to the short-term nature of these instruments. The fair value of long-term bank loans approximates its carrying value as the interest rate does not significantly differ from market.

(x) Concentration of risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term bank deposit, notes receivable, accounts receivable, amounts due from related parties and trading securities. The Company places its cash and cash equivalents with financial institutions with high credit-ratings and quality.

In addition, as of December 31, 2006 one customer accounted for 25%, and as of December 31, 2007, two customers in aggregate accounted for 30% of the Company’s accounts receivables balance, and no other customer accounted for more than 10% individually of the total accounts receivables balance as of either date. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.

(y) Recently Issued Pronouncements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 addresses standardizing the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is evaluating the impact, if any, of the adoption of SFAS No. 157. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Options for Financial Assets and Financial Liabilities.” SFAS No. 159 permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. SFAS No. 159 is effective for financial year beginning on or after November 15, 2007. The Company is evaluating the impact, if any, of the adoption of SFAS No. 159. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In June 2007, the Emerging Issues Task Force (“EITF”) of FASB ratified EITF Issue 06-11 “Accounting for the Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 provides that tax benefits associated with dividends on share-based payment awards be recorded as a component of additional paid-in capital. EITF 06-11 is effective, on a prospective basis, for fiscal years beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-11 on its consolidated financial position and results of operations.

In June 2007, the EITF of FASB issued EITF Issue 07-3, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” (“EITF 07-3”). EITF reached a consensus that nonrefundable advance payments to acquire goods or pay for services that will be consumed or performed in a future period in conducting research and development activities on behalf of the entity should be recorded as an asset when the advance payments are made. Capitalized amounts should be recognized as expense when the related goods are delivered or services are performed, that is, when the

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

goods without alternative future use are acquired or the service is rendered. EITF 07-3 is effective for fiscal years beginning after December 15, 2007. The Company is evaluating the impact, if any, of the adoption of EITF 07-3. It is not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2007, FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141R”). The objective of SFAS No. 141R is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interest in Consolidated Financial Statements.” SFAS No. 160 amends Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 defines “a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent.” The objective of SFAS No. 160 is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS No. 160.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities, (“SFAS 161”). This statement establishes enhanced disclosures about the entity’s derivative and hedging activities. This statement is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Adoption of SFAS 161 will result in enhanced disclosure regarding the Company’s derivatives. The Company is evaluating the impact, if any, of the adoption of SFAS No. 161.

3. Acquisition

In August 2007, Tongjitang Pharmaceutical acquired 100% equity interest in Guizhou Longlife, a company specialized in manufacturing herbal medicines for the treatment of rheumatoid arthritis and alleviates the side-effects of radiotherapy and chemotherapy for cancer patients. The primary assets acquired were the patents and technical know-how of the above products and the total consideration was approximately RMB32.8 million (US$4.5 million), including direct acquisition costs. The acquisition has been accounted for as an acquisition of assets.

The purchase price consisted of:

RMB
Cash consideration paid	32,170
Direct expenses incurred	608

Total purchase price	32,778

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

The following summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

RMB
Assets acquired:
Cash and cash equivalents	5,027
Accounts receivable	335
Inventories	1,225
Other prepaid expenses and current assets	5,910
Property, plant and equipment	1,152
Deferred tax assets	1,808

Total	15,457

Liabilities assumed:
Short-term borrowings	8,150
Accounts payable	2,397
Accrued expenses and other current liabilities	29,321
Deferred tax liabilities	13,280
Long-term bank loans	4,000

Total	57,148

Acquired intangible asset:
Patents	56,325
Trademarks	18,144

Total	74,469

Net assets acquired	32,778

The estimated useful life of the acquired intangible assets are 2 to 10 years.

4. Inventories

Inventories consisted of the following:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
Raw materials	21,546	36,251	4,970
Work-in-progress	5,836	20,973	2,875
Finished goods	14,008	18,970	2,601

	41,390	76,194	10,446

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

5. Other Prepaid Expenses and Current Assets

Other prepaid expenses and current assets consisted of the following:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
Advances to employees and other independent parties	4,098	540	74
Prepayment for purchase of materials	1,691	1,545	212
Other prepayments	—	1,657	228
Rental deposit	71	133	18
Interest receivable	68	412	57
Proceeds receivable on disposal of land use right and property, plant and equipment	—	310	42
Loans to independent third parties	500	—	—
Direct offering expenses	13,200	—	—
Amount due from a former related company	1,370	1,776	243
Others	388	1,403	192

	21,386	7,776	1,066

The loans to independent third parties were unsecured, non-interest bearing and settled during the year 2007.

6. Property, Plant and Equipment, net

Property, plant and equipment, net consisted of following:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
Buildings	104,533	103,564	14,197
Leasehold improvements	14,040	18,300	2,509
Plant and machinery	50,444	54,963	7,535
Office equipment, furniture and fixtures	7,463	11,610	1,592
Motor vehicles	9,988	11,953	1,631

Sub-total	186,468	200,390	27,464
Less: Accumulated depreciation	(45,543)	(57,704)	(7,903)

	140,925	142,686	19,561
Construction in progress	10,643	13,163	1,804

Property, plant and equipment, net	151,568	155,849	21,365

Depreciation expense totaled RMB9,773, RMB11,040 and RMB12,306 (US$1,687) for the years ended December 31 2005, 2006 and 2007, respectively.

As of December 31, 2006 and 2007, certain buildings with a combined net book value of RMB37,181 and RMB23,865 (US$3,272) were pledged as security in connection with outstanding loan facilities, respectively.

As of December 31, 2006 and 2007, the registration process required with respect to the ownership of certain buildings amounting to RMB12,122 and RMB11,131 (US$1,526), respectively, had not yet been completed.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

7. Acquired Intangible Assets, net

Acquired intangible assets, net consisted of following:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
Cost:
Patents	1,213	57,538	7,888
Trademarks	9,555	27,711	3,799
Registered drug formulae	5,232	5,232	717
Distribution network	1,319	1,319	181
Technical know-how	—	10,160	1,393

Total	17,319	101,960	13,978

Accumulated amortization:
Patents	291	2,293	314
Trademarks	5,644	7,557	1,036
Registered drug formulae	873	1,063	146
Distribution networks	571	696	96
Technical know-how	—	333	46

Total	7,379	11,942	1,638

Acquired intangible assets, net	9,940	90,018	12,340

The estimated useful life of patents is 6 to 10 years, trademarks is 7 to 10 years, registered drug formulae is 27 years, distribution network is 10 years and technical know-how is 10 years.

Amortization expenses were RMB1,552, RMB1,509 and RMB4,563 (US$626) for the years ended December 31, 2005, 2006 and 2007, respectively.

For each of the next five years, amortization expense expected to be incurred with respect to the above intangiable assets will be approximately RMB10 million per annum.

8. Indebtedness

Short-term and long-term debts were as follows:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
Short-term bank loans	13,500	—	—
Other borrowings	1,100	1,100	151
Long-term loans, current portion	12,500	88,000	12,064

Short-term borrowings	27,100	89,100	12,215
Long-term loans, non-current portion	118,000	74,000	10,144

Total	145,100	163,100	22,359

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

Long-term loans consist of the following:

		As of December 31,
		2006	2007	2007
		RMB	RMB	US$
Secured long-term bank loans, bearing an average interest rate from 6.030% to 6.696%	(a)	91,500	85,000	11,652
Unsecured long-term bank loans, bearing an average interest rate from 6.336% to 8.415%	(b)	39,000	77,000	10,556

Total		130,500	162,000	22,208
Less: current portion of long-term loans		(12,500)	(88,000)	(12,064)

Non-current portion of long-term loans		118,000	74,000	10,144

(a)	The secured long-term bank loans are secured by a pledge of certain of the Company’s properties and land use rights. The pledged properties as of December 31, 2006 and 2007 had a net book value of RMB37,181 and RMB23,865 (US$3,272), respectively. The pledged land use rights as of December 31, 2006 and 2007 had a net book value of RMB18,253 and RMB2,628 (US$360), respectively.

As of December 31, 2006, the secured long-term loans consisted of five bank loans of RMB4,500, RMB18,000, RMB25,000, RMB25,000 and RMB19,000. The RMB4,500 loan, RMB18,000 loan and the two RMB25,000 loans were repayable in February 2007, May 2008 and June 2008, respectively, while the 19,000 loan was repayable in installments over the following 3 years, of which, the first installment of RMB2,000 is due in September 2007.

As of December 31, 2007, the secured long-term loans consisted of four bank loans of RMB18,000, RMB25,000, RMB25,000 and RMB17,000. The RMB18,000 loan and the RMB25,000 loan were repayable in June 2008. The other RMB25,000 loan was repayable in unequal installments through June 2008, while the RMB17,000 loan was repayable in installments over the following 2 years, of which, the first installment of RMB5,000 is due in December 2008.

(b)	As of December 31, 2006, the unsecured long term bank loans consisted of three bank loans of RMB19,000, RMB10,000 and RMB10,000. The first two are repayable in unequal installments through December 2010 and June 2008, respectively; and the remaining loan is repayable in March 2008 and is guaranteed by an independent third party. Subsequent to December 31, 2006, the RMB10,000 loan originally matured in March 2008 was early repaid and the relevant guarantee was terminated.

As of December 31, 2007, the unsecured long-term bank loans consisted of four bank loans of RMB8,000, RMB15,000, RMB50,000 and RMB4,000. The RMB8,000 loan was repayable in June 2008, while the RMB15,000 loan was repayable in installments over the following 3 years, of which, the first installment of RMB6,500 is due in November 2009. The RMB50,000 loan was repayable in installments over the following 2 years, of which, the first installment of RMB5,000 is due in September 2008. The RMB4,000 loan was repayable in installments over the following 2 years, of which, the first installment of RMB2,000 is due in October 2008. The RMB8,000, RMB15,000 and RMB4,000 loans are guaranteed by independent third parties.

The Company paid fees of RMB200 and nil for the years ended December 31, 2006 and 2007 to the independent third parties for the provision of guarantees, respectively.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

The schedule of principal payments of long-term loans as of December 31, 2007 was as follows:

2008	88,000
2009	65,500
2010	8,500

Total (RMB)	162,000
Less: current portion	(88,000)

Non-current portion (RMB)	74,000

Non-current portion (US$)	10,144

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other liabilities consisted of the following:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
Other taxes payable	30,299	27,738	3,803
Accrued salary and welfare	2,969	8,256	1,132
Accrued operating expenses	1,146	6,590	903
Government grant	3,739	5,066	694
Expense reimbursements to employees and marketing agents	585	668	92
Payable for the acquisition of property, plant and equipment	10,753	6,683	916
Advances from customers	5,730	510	70
Advertisement expense payable	6,820	579	79
Others	2,420	1,720	236

	64,461	57,810	7,925

10. Capital Structure

On May 23, 2005, Unisources issued 79,520,000 ordinary shares to the equity owners of Tongjitang Pharmaceutical, and recorded a distribution payable of RMB41,000 to those equity owners in June 2005, in exchange for their 100% ownership of Tongjitang Pharmaceutical. No shareholder’s ownership in the underlying net assets of Tongjitang Pharmaceutical was changed as a result of this transaction. The Company has accounted for the issuance of shares in connection with the reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests.

On December 21, 2005, Unisources entered into a subscription agreement with its shareholders and an independent third party investor, where Unisources agreed to issue and the investor agreed to subscribe for 10,844,000 ordinary shares of Unisources for cash consideration of RMB100,000. At the date of the agreement, RMB42,963 was paid as a subscription deposit which was recorded as a liability in the consolidated balance sheet as of December 31, 2005. In January 2006, Unisources issued 10,844,000 ordinary shares to the third party investor and collected the remaining consideration during the year ended December 31, 2006.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

In June 2006, the shareholders of Unisources reorganized into the Company by means of a share exchange in which all of the shares of Unisources were exchanged, on a one-for-two thousand basis, for shares of the Company. Prior to the transaction, the Company was a shell company with minimal assets and no liabilities. All share and per share amounts were retroactively adjusted to reflect this share exchange.

In March 2007, the Company offered 8,350,000 American depository shares (“ADSs”), representing 33,400,000 ordinary shares, to the public and listed the ADSs on the New York Stock Exchange. The proceeds from issuance of shares upon initial public offering were RMB645,806 (US$88,532) and the offering expenses incurred were approximately RMB72,242 (US$9,903).

On October 24, 2007, the Company issued 1,656,714 restricted shares to certain employees while 765,000 shares are unvested as of December 31, 2007.

Mezzanine Equity

On November 8, 2006, the Company issued a total of 9,929,008 ordinary shares to two third-party investors for cash proceeds of US$15,459 (equivalent to RMB121,061) pursuant to a share purchase agreement entered into on the same date (“Share Agreement”). These third party investors have received a put right under the shareholders’ agreement dated November 8, 2006, whereby they may require the Company, within 6 months following the date two years after the closing of the share subscription, to repurchase all of the ordinary shares issued under the Share Agreement and held by the investors at their original subscription price if the Company has not completed a qualified public offering within 2 years of the share subscription or upon the occurrence of certain events. The put right will terminate upon the effective date of a qualified public offering of the Company. This put right is neither legally detachable nor separately exercisable from the ordinary shares purchased. Further, under the Share Agreement the investors shall also be entitled to receive, in cash, prior and in preference to any distribution of the assets of the Company to the other shareholders, the original subscription price plus a further amount equal to any declared but unpaid dividends there on, before any payment shall be made or any assets distributed to the other shareholders in the event of any liquidation, dissolution or winding up of the Company. This preferential distribution right, like the put right described above, terminates upon a qualified public offering by the Company. These ordinary shares participate equally with the other outstanding ordinary shares in all earnings and dividends of the Company.

Upon the successful listing of the Company on March 16, 2007, the put right and the preferential distribution right under the Share Agreement were terminated and the whole mezzanine equity was accordingly reclassified to permanent equity.

Share Incentive Plan

On October 9, 2006, the board of directors of the Company adopted a 2006 Share Incentive Plan, or the 2006 plan, under which the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, share appreciation rights, dividend equivalent rights, restricted shares, restricted share units, share payments, or deferred shares. Up to 10% of the Company’s then outstanding ordinary shares will be reserved for issuance under the 2006 plan. The term of each award under our 2006 plan will be specified in the award agreement, but the life of any award may not exceed ten years from the date it is granted. During the year ended December 31, 2007, 5,200,000 options and 1,656,714 restricted shares were granted and the Company recognized RMB15,599 (US$2,138) and RMB21,501 (US$2,948) share-based compensation expenses for its share options and restricted shares respectively. No share options or restricted shares were granted in 2006.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

Share options

On October 24, 2007, the Company granted 5,200,000 share options to certain directors and employees to acquire 5,200,000 ordinary shares. 1,730,000 of these options vested on October 24, 2007. Another 1,730,000 of the options will vest on June 30, 2008 while the remainder of the options will vest on June 30, 2009. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is US$2.91 per option. These options can be exercised from the vesting date to August 12, 2017.

The following assumptions were used in the Black-Scholes option pricing model:

Year ended December 31, 2007
Granted on October 24, 2007
Average risk-free rate of return	3.987%
Weighted average expected option life	4.9 years
Volatility rate	29.19%
Dividend yield	0%

As the Company was listed for less than one year, the expected volatility is based on the standard deviation of comparable public companies’ daily stock prices. As the Company has been listed for a short-period and has limited historical experience, the expected term has been determined using the “simplified method” under which the expected tem is a simple average of the vesting term plus the original option contractual term. The expected term of options represents the period of time that options granted are expected to be outstanding and it is based on expected employee exercise and post-vesting employment termination behavior. The risk-free rate of return is based on the US treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

A summary of the option activity and information regarding options outstanding as of December 31, 2007 is as follows:

	Number of Options	Weighted Average Exercise Price		Weighted Average Remaining Contract Life	Weighted Average Fair Value Per Option
Granted on October 24, 2007 and options outstanding on December 31, 2007	5,200,000	US$	2.91	9.6 years	US$	0.898

Option vested and exercisable at December 31, 2007	1,730,000	US$	2.91	9.6 years	US$	0.898

Non-vested and expected to vested at December 31, 2007	3,470,000	US$	2.91	9.6 years	US$	0.898

The fair value of options granted and vested during the years ended December 31, 2007 was RMB34,066 (US$4,670) and RMB11,602 (US$1,591), respectively.

The fair value per share on grant date is US$2.87. As of December 31, 2007 the exercise price was higher than the fair value of the common share.

As of December 31, 2007, there was approximately RMB22,464 (US$3,116) of unrecognized compensation expense related to unvested share options granted under Share Incentive Plan, which is expected to be recognized over a weighted-average period of 1 year.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

Restricted Shares (Non-vested shares)

On October 24, 2007, the Company granted 1,656,714 restricted shares to certain employees with an aggregate grant-date fair value of approximately RMB32,823 (US$4,500). 871,714 shares vested immediately on October 24, 2007 and 20,000 shares vested on December 31, 2007. For the remaining restricted shares, 345,000, 20,000 and 400,000 of these shares will vest on June 30, 2008, December 31, 2008 and June 30, 2009, respectively.

The following table summarizes the activity of unvested restricted shares during the year ended December 31, 2007:

	Number of Restricted Shares	Weighted Average Price at Grant Date
Granted	1,656,714	US$	2.87
Vested	(891,714)	US$	2.87

Unvested at December 31, 2007	765,000	US$	2.87

As of December 31, 2007, there was RMB11,775 (US$1,614) of total unrecognized compensation cost related to unvested restricted shares granted under Share Incentive Plan to be recognized over a weighted-average period of 1 year. The total fair value of restricted shares vested during the year was RMB19,075 (US$2,615).

11. Income Taxes

The components of income before income taxes and minority interest are as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
PRC, excluding Hong Kong	114,975	157,291	189,625	25,995
Hong Kong and other jurisdictions	—	(6,532)	(17,283)	(2,370)

	114,975	150,759	172,342	23,625

The components of income taxes are as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
PRC Enterprise Income Tax (“EIT”)
Current	3,677	16,392	1,036	142
Deferred taxation
—current	682	—	(965)	(132)
—effect of change in tax rate	—	—	1,129	155

	4,359	16,392	1,200	165

The Company is a tax exempted company incorporated in the Cayman Islands.

Under the current BVI tax law, Unisources’ income is not subject to taxation.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

The subsidiaries registered in the PRC are all domestically owned and subject to PRC EIT on the taxable income in accordance with the relevant PRC income tax laws. EIT rate for each subsidiary operating in the PRC is 33%, which represents the state income tax of 30% and local income tax of 3%.

Pursuant to preferential Tax Policies for the Development of the Western Regions, Tongjitang Pharmaceutical and Guizhou Longlife was subject to a reduced EIT of 15% till 2010. Upon the change of legal status of Tongjitang Pharmaceutical to a Foreign Invested Enterprise in June 2005, Tongjitang Pharmaceutical became subject to Foreign Enterprise Income Tax (“FEIT”) on its taxable income as calculated in accordance with the relevant PRC income tax law at an applicable rate of 15%. Tongjitang Pharmaceutical is also entitled to the exemptions from PRC FEIT for the two years starting from its first profit-making year after recovering previous losses, followed by a 50% reduction for the next three years (“tax holidays”). Accordingly, Tongjitang Pharmaceutical was exempted from PRC FEIT for the period from July 1, 2005 to December 31, 2005, which period was initially regarded as its first profit making year as a wholly foreign owned enterprise; in December 2006, however, Tongjitang Pharmaceutical applied to the relevant tax authority to permit the Company to pay income tax at a rate of 15% for the period from July 1, 2005 to December 31, 2005, amounting to RMB16,392, and defer the commencement of its tax holidays to the year ended December 31, 2006. This application was approved on December 30, 2006 and, accordingly, the first profit making year of Tongjitang Pharmaceutical as a wholly foreign owned enterprise was revised as the year ended December 31, 2006.

On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. However, the Tax Law does not define the term “de facto management bodies.” Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008, the offshore companies may be considered PRC resident enterprises and, therefore, subject to the PRC enterprise income tax at the rate of 25% on worldwide income effective January 1, 2008.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. If the Company is deemed to be a PRC “resident enterprise,” dividends distributed from the Company’s PRC subsidiaries to the Company’s BVI company and ultimately to the Company’s Cayman Islands company, could be exempt from Chinese dividend withholding tax, and dividends from Cayman Islands company to ultimate shareholders would be subject to PRC withholding tax at 10% or a lower treaty rate.

Aggregate undistributed earnings of the Company’s subsidiaries in the PRC that are available for distribution to the Company of approximately RMB346,925 at December 31, 2007 are considered to be indefinitely reinvested and accordingly, no deferred tax liability has been made for the Chinese dividend withholding taxes that would be payable upon the distribution of those amounts to the Company. If those earnings were to be distributed or were determined to be no longer permanently reinvested, the Company would have to record a deferred income tax liability in respect of those undistributed earnings of approximately RMB34,692.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

Under the New Tax Law, domestically-owned enterprises and foreign-invested enterprises (“FIE”) are subject to a uniform tax rate of 25%. While the New Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (i.e. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, whether domestically-owned enterprises or FIEs. The preferential tax policies for the development of the western regions shall also be implemented continually. As such, Tongjitang Pharmaceutical and Guizhou Longlife will continue to enjoy the preferential tax treatment after the implementation of the New Tax Law.

The Company has adopted FIN 48 on January 1, 2007. There is no material impact on the adoption of FIN 48. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2007, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the years 2005 to 2007 may subject to examination by the PRC tax authorities.

Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
Deferred tax assets:
Inventory write-down	489	266	36
Bad debt allowance	1,009	2,026	278
Tax losses	3,846	2,988	410
Property, plant and equipment, net	59	59	8
Land use rights	1,089	1,089	149

Total deferred tax assets	6,492	6,428	881

Deferred tax liability:
Intangible assets	(460)	(13,415)	(1,839)
Valuation allowance	(5,344)	(3,961)	(543)

Net deferred tax assets	688	(10,948)	(1,501)

Analysis as:
Current	—	—	—
Non-current	688	(10,948)	(1,501)

Total	688	(10,948)	(1,501)

Movement of valuation allowance:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
At the beginning of the year	5,188	5,749	5,344	733
Current year addition (reduction)	561	(405)	(1,383)	(190)

At the end of year	5,749	5,344	3,961	543

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

The subsidiaries registered in the PRC have total net operating loss carry forwards of RMB11,655 and RMB9,055 (US$1,241) as of December 31, 2006 and 2007, respectively. These operating loss carry forwards expire at various times through 2012 and can only be utilized by the entities generating the losses. The Company operates through multiple subsidiaries and the valuation allowance is established on an individual subsidiary basis. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized. Except to the extent that a valuation allowance have been established, the Company believes the carry forward benefits will be realized.

A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income before income taxes and minority interest in the consolidated statements of operations were as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Income before income taxes and minority interest	114,975	150,759	172,342	23,625
PRC enterprise income tax rate	33%	33%	33%	33%
Income tax at PRC EIT rate on income before income taxes	37,942	49,750	56,873	7,797
Expenses not deductible for tax purposes:
Certain salaries and employees’ benefits	2,392	567	1,093	150
Non-deductible donations	284	492	697	96
Entertainment expenses	—	—	1,341	184
Other non-deductible expenses	322	83	455	62
Effect of tax holidays and tax concessions	(37,118)	(52,584)	(65,570)	(8,989)
Changes in valuation allowances	561	(405)	(1,383)	(190)
Prior year income tax payment required for deferral of tax holidays	—	16,392	—	—
Effect of different tax rate of a subsidiary operating in other jurisdictions	—	2,157	6,406	878
Effect of change in tax rate	—	—	1,129	155
Others	(24)	(60)	159	22

Total income tax expense	4,359	16,392	1,200	165

The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately RMB37,118, RMB36,192 and RMB65,570 (US$8,989) in 2005, 2006 and 2007, respectively (representing a reduction in basic and diluted earnings per share of RMB0.47, RMB0.40 and RMB0.52 (US$0.07) for the years ended December 31, 2005, 2006 and 2007, respectively).

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

12. Related Party Transactions and Balances

Related party balances:

Amounts due from (to) related parties are as follows:

	As of December 31,
	2006	2007	2007
	RMB	RMB	US$
Due from related parties:
Due from a minority shareholder of a subsidiary	535	535	73
Due from affiliates	1,704	—	—

Total	2,239	535	73

Due to related parties:
Due to affiliates	436	432	59
Due to a former equity owner	900	900	124
Due to Mr. Xiaochun Wang (“Mr. Wang”)	600	561	77
Due to spouse of Mr. Wang	2	—	—

Total	1,938	1,893	260

Mr. Wang has a controlling interest in the above affiliates. Amounts due from (to) related parties were non-interest bearing and payable on demand. There were no other related party balances as of December 31, 2006 and 2007.

Disposition of subsidiaries and investment in an affiliate:

In 2002, Tongjitang Pharmaceutical and Tongjitang Distribution jointly established a company, Guizhou Tongjitang Chinese Medicine Sliced Herbs Co., Ltd. (“Tongjitang Sliced Herbs”) in the PRC where Tongjitang Pharmaceutical held a 66.67% equity interest and Tongjitang Distribution held the remaining 33.33% equity interest. Tongjitang Sliced Herbs is engaged in the business of selling certain herbal medicines packaged in small pieces. In February 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement with Mr. Wang to sell a 66.67% interest in Tongjitang Sliced Herbs for cash consideration of RMB3,400 which approximated the then carrying value as of the date of disposition. In January 2006, Tongjitang Distribution disposed of its remaining 33.33% interest in Tongjitang Sliced Herbs to Mr. Wang for consideration of RMB2,000, which resulted in the recognition of a RMB186 deemed contribution from a shareholder in the year ended December 31, 2006.

In 2002, Tongjitang Pharmaceutical established, together with three independent third parties, a company called Guizhou Tongjitang Culture and Communication Co. Ltd. (“Tongjitang Culture”), in the PRC. In February 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement to sell its entire 60% equity interest in Tongjitang Culture which had a net liability position, to Mr. Wang at nil consideration, which resulted in the recognition of a RMB478 deemed contribution in 2005. Tongjitang Culture’s operations were not significant to the Company in any period presented.

Other related party transactions:

Other than the dispositions to the controlling shareholder as described above, the Company purchased materials from Tongjitang Sliced Herbs amounting to RMB1,908 and RMB915 for the year ended December 31,

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

2005 and 2006, respectively. The Company also assigned a trade receivable of RMB6,465, together with a severance pay liability of RMB4,637 to Tongjitang Sliced Herbs as at December 31, 2005, and reduced its accounts payable balance to Tongjitang Sliced Herbs for the difference.

In January 2005, Tongjitang Pharmaceutical also entered into a patent license agreement with Mr. Wang for licensing his patent for a medicine and its processing method for a term of ten years up to the patent expiry at nil consideration. This patent was purchased by Mr. Wang on behalf of Tongjitang Pharmaceutical in November 2003 from an independent individual where the purchase consideration of RMB400 was paid by Tongjitang Pharmaceutical.

In June 2006, Tongjitang Pharmaceutical established Tongjitang Planting, together with Tongjitang Sliced Herbs, which contributed capital of RMB250 to Tongjitang Planting for a 5% equity interest.

13. Staff Retirement Plan

As stipulated under the rules and regulations in the PRC, the subsidiaries in the PRC are required to contribute a certain percentage of its employees’ payroll costs to state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.

The amount of contributions made by the Company to the staff retirement plans in the PRC amounted to RMB1,056, RMB1,418 and RMB2,533 (US$347) for the years ended December 31, 2005, 2006 and 2007, respectively.

In addition, the subsidiaries in the PRC are required by law to contribute approximately 11.4% of the monthly salaries of employees for medical, unemployment and other statutory benefits. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed by the Company were RMB606, RMB708 and RMB1,204 (US$165) for the years ended December 31, 2005, 2006 and 2007, respectively.

14. Commitments

(a) Lease commitments

The Company leases office premises and buildings under non-cancelable leases. Rental expenses under operating leases totaled RMB133, RMB331 and RMB1,374 (US$188) for the years ended December 31, 2005, 2006 and 2007, respectively.

Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2007 were as follows:

2008	1,900
2009	1,428
2010	768
2011	9
2012	9
2013 and thereafter	23

Total (RMB)	4,137

Total (US$)	567

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

(b) Capital commitments

As of December 31, 2006 and 2007, commitments outstanding for the purchase of property, plant and equipment and acquired intangible assets approximated RMB10,368 and RMB8,721 (US$1,196), respectively.

(c) Other commitments

The Company has entered into research and development arrangement with various service providers for clinical trials. As of December 31, 2006 and 2007, the remaining sum committed for payment for these services approximated RMB2,132 and RMB8,628 (US$1,183), respectively.

In 2004, the Company entered into a contact with a university to acquire an exclusive license within the PRC for production and sale of that device. Pursuant to this agreement the Company has agreed to invest RMB1,000 (US$137) in equipment for a production line to manufacture the medical device and RMB4,000 (US$548) for marketing and promotional activities related to the device. As of December 31, 2007, such investment has been made.

15. Distribution of Profits

As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Company is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise (“PRC GAAP”) to non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve. PRC subsidiaries are not required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.

The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve is used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. As a result of these laws, approximately RMB24,808 and RMB35,000 (US$4,798) as of December 31, 2006 and 2007, respectively, were not available for distribution. Subsequent to December 31, 2007, RMB29,543 (US$4,050) was appropriated from retained earnings to the statutory surplus reserve.

16. Segment Reporting

The Company operates and manages its business as a single segment that includes primarily the development, manufacture and sale of modernized traditional Chinese medicine. The Company’s chief operating decision maker has been identified as Mr. Wang, the Chairman and Chief Executive Officer, who reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

The revenues attributable to our product groups are as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Xianling Gubao capsules and tablets	230,445	374,616	444,877	60,987
Zaoren Anshen capsules	4,137	11,998	21,666	2,970
Moisturizing and Anti-Itching capsules	5,386	10,211	39,977	5,480
Dianbaizhu Syrup	1,632	5,695	25,940	3,556
Calcium Supplements	39,295	37,421	1	—
Our other medicines	40,884	26,415	45,921	6,296
Third party medicines	24,368	18,636	17,625	2,416

	346,147	484,992	596,007	81,705

Sales of Xianling Gubao capsules and tablets, the Company’s primary product, accounted for 66.6%, 77.2% and 74.6% of the Company’s net revenues in 2005, 2006 and 2007, respectively.

Geographic disclosures

The Company operates in the PRC. Other than cash and cash equivalents of approximately RMB131,473 and RMB652,746 (US$89,484) and trading securities of nil and RMB2,797 (US$383) maintained in Hong Kong as of December 31, 2006 and 2007, respectively, all the identifiable assets of the Company are located in the PRC during the periods presented.

Major customers

Details of customers accounting for 10% or more of total net sales of the Company are as follows:

	Year ended December 31,
	2005	2006	2007	2007
	RMB	RMB	RMB	US$
Company A	91,175	108,918	—	—
Company B	—	68,098	—	—
Company C	—	—	69,389	9,512

	91,175	177,016	69,389	9,512

17. Restricted net assets

Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as general reserve fund. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB102,692 and RMB224,092 (US$30,720) as of December 31, 2006 and 2007, respectively.

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi, except share data, per share data and convenience translations)

18. Post balance sheet events

On March 9, 2008, a proposal was submitted by Mr. Wang, chairman of the board of directors and chief executive officer of the Company, and Mr. Yongcun Chen, a director of the Company to acquire all of the outstanding ordinary shares of the Company (including ordinary shares outstanding in the form of ADS) in a scheme of arrangement transaction under Cayman Islands law that would result in the Company becoming a privately-held company. Mr. Wang and Mr. Chen propose to pay US$2.55 in cash for each outstanding share of the Company (or US$10.20 per ADS). The proposal is subject to the shareholders and relevant governmental approvals. Mr. Wang and Mr. Chen withdrew the proposal in a letter to the board of directors dated June 27, 2008.

On March 16, 2008, Tongjitang Pharmaceutical entered into a share purchase agreement to acquire 100% of outstanding shares in Qinghai Pulante Pharmaceutical Co. Ltd. (“Pulante”), with a total consideration of RMB59,950. Pulante principally develops, manufactures, markets and distributes Tibetan recipe-originated medicines in China. The acquisition was consummated in April 2008. The Company is in the process of determining the fair values of the assets acquired and liabilities assumed to allocate the purchase price.