Form 20-F
period 2008-12-31
TONGJITANG CHINESE MEDICINES CO
filed 2009-06-02
CIK 1386608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008.
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                 to                .
or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number: 001-33340
Tongjitang Chinese Medicines Company
(Exact name of Registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Cayman Islands
(Jurisdiction of incorporation or organization)
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
(Address of principal executive offices)
Charles Wang
Chief Financial Officer
5th Floor, Block B
Nanshan Medical Device Park
1019 Nanhai Avenue, Nanshan District
Shenzhen, 518067 Guangdong Province
People’s Republic of China
Tel: +86-755-2689-1550
Fax: +86-755-2689-1529
E-mail: charleswang@tongjitang.com
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

American Depositary Shares, each representing four	New York Stock Exchange
Ordinary Shares, par value $0.001 per share
Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
135,209,722 ordinary shares as of December 31, 2008.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

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
This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report have been made at the rate of RMB6.8225 to US$1.00, which was the noon buying rate as of December 31, 2008 in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On June 1, 2009, the noon buying rate was RMB6.8270 to US$1.00.
We completed our initial public offering of 9,865,000 ADSs on March 16, 2007. On March 16, 2007, we listed our ADSs on the New York Stock Exchange under the symbol “TCM.” In April 2007, the underwriters exercised their over-allotment option for the purchase of an additional 312,200 ADSs.
FORWARD-LOOKING INFORMATION
This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the following:
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated statement of operations data for the fiscal years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statement of operations data for the fiscal years ended December 31, 2004 and 2005 and consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements that are not included in this annual report.
You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our consolidated financial statements are prepared and presented in accordance with the United States generally accepted accounting principles, or U.S. GAAP. The historical results presented below are not necessarily indicative of the results that may be expected in any future period.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenues	234,724	346,147	484,992	596,007	451,032	66,109
Cost of revenues	(126,160)	(141,784)	(161,675)	(206,019)	(167,345)	(24,528)

Gross profit	108,564	204,363	323,317	389,988	283,687	41,581
Advertising expenses	(40,127)	(47,504)	(85,088)	(96,876)	(80,180)	(11,752)
Other selling and marketing expenses	(34,052)	(37,626)	(51,462)	(68,357)	(80,031)	(11,730)
General and administrative expenses	(25,070)	(26,164)	(33,484)	(92,487)	(91,325)	(13,386)
Research and development expenses	(1,678)	(2,484)	(4,680)	(12,673)	(17,368)	(2,546)
Impairment loss on goodwill	—	—	—	—	(28,062)	(4,113)
Impairment loss on intangible assets	—	—	—	—	(72,910)	(10,687)
Government grant (related to research and development)	—	—	—	—	1,428	209
Gain (loss) on disposal of property, plant and equipment and land use right	3,201	22,723	—	(72)	3,970	582
Gain on disposal of a subsidiary	—	—	—	—	1,312	192
Other operating income	471	935	1,283	1,395	1,801	264
Income (loss) from operations	11,309	114,243	149,886	120,918	(77,678)	(11,386)
Other income (expenses)	4,001	732	873	51,424	25,672	3,764

Income (loss) before income taxes and minority interest	15,310	114,975	150,759	172,342	(52,006)	(7,622)
Provision for income taxes	(4,074)	(4,359)	(16,392)	(1,200)	(502)	(74)
Minority interest	126	60	(88)	51	208	30
Equity in earnings of an affiliate	—	114	—	—	—	—

Net income (loss)	11,362	110,790	134,279	171,193	(52,300)	(7,666)

Earnings (loss) per share—basic and diluted Ordinary shares	0.14	1.39	1.47	1.35	(0.39)	(0.06)

Ordinary shares classified as mezzanine equity	N/A	N/A	1.47	1.35	N/A	N/A

Shares used in computation of earnings (loss) per share— Ordinary shares
Basic	79,520,000	79,520,000	89,799,518	124,479,794	134,758,695	134,758,695
Diluted	79,520,000	79,520,000	89,799,518	124,483,978	134,758,695	134,758,695

Ordinary shares classified as mezzanine equity	N/A	N/A	1,468,949	2,149,018	N/A	N/A

	Year Ended December 31,
	2004	2005	2006	2007	2008
Other Consolidated Financial Data
Gross margin	46.3%	59.0%	66.7%	65.4%	62.9%
Operating margin	4.8%	33.0%	30.9%	20.3%	(17.2%)
Net margin	4.8%	32.0%	27.7%	28.7%	(11.6%)

	As of December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$
			(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	17,340	35,488	231,009	797,755	516,087	75,645
Inventories	38,701	28,176	41,390	76,194	97,553	14,299
Accounts receivable, net of allowance for doubtful accounts	61,760	142,809	172,102	272,562	214,543	31,446
Property, plant and equipment, net	117,160	115,611	151,568	155,849	152,249	22,316
Total assets	329,967	453,750	748,872	1,494,055	1,383,098	202,726
Short-term borrowings	28,164	133,072	27,100	89,100	85,100	12,473
Total current liabilities	162,549	251,803	132,482	169,892	190,536	27,927
Long-term bank loans	95,000	59,000	118,000	74,000	50,000	7,329
Accrued expenses and other current liabilities	95,159	47,189	64,461	57,810	81,130	11,892
Mezzanine equity	—	—	120,643	—	—	—
Total shareholders’ equity	72,013	142,602	377,064	1,236,576	1,134,815	166,334
Total liabilities and shareholders’ equity	329,967	453,750	748,872	1,494,055	1,383,098	202,726
Exchange Rate Information
Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. We have prepared our financial statements in RMB. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 1, 2009, the noon buying rate was RMB6.8270 to US$1.00.
The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8360
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8306	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176

(1)	Averages for a period are calculated by using the average of the exchange rates at the end of each month during the period. Monthly averages are calculated by using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.

C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Risks Related to Our Company
We depend heavily on the success of Xianling Gubao. Continued reduction in the volume of Xianling Gubao that we sell or the average price at which we sell Xianling Gubao would cause our net revenues to decline.
Sales of Xianling Gubao accounted for 77.2%, 74.6% and 70.0% of our net revenues in 2006, 2007 and 2008, respectively. We expect that the sales of Xianling Gubao will continue to comprise a substantial majority of our revenues in the near future. While we have been marketing various other products and will continue to promote these products in order to gradually diversify our revenue sources, sales of these products may not increase to a level that would enable us to reduce our dependence on Xianling Gubao. We do not expect in the near future to develop in-house or acquire from a third party a product that would allow us to reduce our dependence on Xianling Gubao. In 2008, the sales volume of Xianling Gubao in retail pharmacies decreased, which had a material adverse effect on our results of operations. Any continued reduction in the volume of Xianling Gubao that we sell or the average price at which we sell Xianling Gubao would cause our net revenues to further decline.
The growth and success of our business depends on our ability to successfully market Xianling Gubao to hospitals and the selection of Xianling Gubao as a winning medicine under the tender process used by state-owned hospitals for medicine purchases.
Our future growth and success significantly depend on our ability to successfully market Xianling Gubao to hospitals as a prescription medicine. In 2006, 2007 and 2008, a substantial majority of our sales of Xianling Gubao was designated for hospitals as a prescription medicine in each period. State-owned hospitals, which account for a very substantial majority of hospitals in China, may make bulk purchases of a medicine included in the national and provincial medicine catalogs only if that medicine is selected as a winning bidder under a government-administered tendering process. Each year, a tendering process is organized on a provincial or municipal basis. Whether a medicine manufacturer is invited to participate in a tendering process depends on the level of interest that hospitals have in purchasing this medicine. The interest of a hospital in a medicine is evidenced by (1) the inclusion of this medicine on the hospital’s formulary, which sets the scope of medicines physicians at this hospital may prescribe to their patients, and (2) the willingness of physicians at this hospital to prescribe this medicine to their patients.
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
We rely on retail pharmacies to sell Xianling Gubao as an OTC medicine to consumers. In 2006, 2007 and 2008, a significant portion of our sales of Xianling Gubao were designated for retail pharmacies as an OTC medicine. We believe that effective marketing efforts tailored to retail pharmacies and consumers in China are very important in persuading retail pharmacies to stock Xianling Gubao as an OTC medicine as well as increasing sales of Xianling Gubao as an OTC medicine at our existing stocking retail pharmacies. However, if our marketing efforts fail to convince retail pharmacies or consumers to accept Xianling Gubao as the preferred OTC medicine for the treatment of osteoporosis, we may find it difficult to maintain the existing level of sales of Xianling Gubao designated for retail pharmacies as an OTC medicine or to increase such sales. In 2008, we encountered a 45.7% decrease in our net revenues from sales of Xianling Gubao in retail pharmacies, which in part resulted in a 24.3% decrease in our net revenues. In response to the declines in our retail sales of Xianling Gubao, we launched new marketing initiatives to promote the sales of Xianling Gubao in retail pharmacies as an OTC medicine. However, we cannot assure you that these marketing initiatives will be effective. If the decrease in sales volume of Xianling Gubao in retail pharmacies continues, our net revenues would further decline and our growth prospectus would be severely impaired.

The retail prices of our principal products are subject to price controls administered by the PRC government authorities. Therefore, the retail prices of our principal products may not be raised above their respective price ceilings without the government’s prior approval, which we may not be able to obtain. Furthermore, as has previously happened, we may be required to lower the wholesale prices of our products as a result of any government-mandated reduction in the price ceilings of these products.
The retail prices of prescription and OTC medicines in China are subject to price controls administered by the Price Control Office under the National Development and Reform Commission, or the NDRC, and provincial price control authorities, either in the form of fixed prices or price ceilings. From time to time, the NDRC publishes a list of medicines subject to price controls. The NDRC directly regulates retail prices of certain medicines on the list and authorizes provincial price control authorities to regulate retail prices of the remainder on that list. Our principal products, Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, are all subject to price controls by the Guizhou provincial price control authorities. Because of the price controls on our principal products, which are in the form of price ceilings, it is difficult for us to raise the wholesale prices of our principal products if their price ceilings are not raised by the Guizhou provincial price control authorities. The limitation on our ability to raise the wholesale prices of our products may prevent us from absorbing or offsetting the effect resulting from any increase in the cost of raw materials or other costs, which would lower our margins.
Furthermore, in response to a rapid increase in prices of medicines, the NDRC has issued more than twenty orders to lower the price ceilings of medicines since 1998, in order to reduce the nationwide price for medicines. Should we be required to lower the prices of our principal products in the future as a result of any government-mandated reduction in the price ceilings of our products, our future revenue and profitability would be adversely affected.
Our products that have been included in national and provincial medicine catalogs of the National Medical Insurance Program may be removed from such catalogs or downgraded to a lower tier, and we may encounter difficulty in seeking inclusion of our new products in these catalogs.
The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. Provincial governments are required to include all Tier 1 medicines listed in the national medicine catalog in their provincial medicine catalogs, but can use their discretion to add other medicines to, or exclude the Tier 2 medicines listed in the national medicine catalog from, their provincial medicine catalogs, as long as the combined total numbers of medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines listed in the national catalogue. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2. Depending on which tier a medicine is classified as in the provincial medicine catalog, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of a Tier 1 medicine and for 80-90% of the cost of a Tier 2 medicine. All of our three principal products, Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, are currently included in the provincial medicine catalogs of all 31 provinces in China as either Tier 1 or Tier 2 medicines. In 2006, 2007 and 2008, these three principal products together contributed 81.8%, 85.0% and 81.6% of our net revenues, respectively.
If the relevant government authorities decide to remove our products from the national or provincial medicine catalogs, or downgrade our products currently in Tier 1 to Tier 2, this would reduce the affordability of our products and may change the public perception regarding our products as being efficacious, safe and reliable, which in turn would adversely affect the sales of these products and reduce our net revenues. Furthermore, if we are unable to obtain approval from the relevant government authorities to include our new products in the national or provincial medicine catalogs, sales of our new products may be materially and adversely affected.
Failure to obtain approval from the SFDA to convert a provisional national production standard of our principal products to a national final production standard would require us to suspend or cease the production of these products.
After China’s State Food and Drug Administration, or the SFDA, approves a new medicine, it normally directs the manufacturer to produce that medicine according to a provisional national production standard, or a provisional standard. A provisional standard is valid for two years, during which the SFDA closely monitors the production process and quality consistency of the medicine in order to develop a national final production standard, or a final standard. Three months before a medicine’s provisional standard expires, the manufacturer of that medicine is required to apply to the SFDA to convert the provisional standard to a final standard. In practice, the SFDA’s approval process is time-consuming and could take a few years. However, during the SFDA’s review period (including after the expiration of the two-year provisional standard period), the manufacturer may continue to produce the medicine according to the provisional standard. We applied to the SFDA in 2004 to convert the provisional standards for both Xianling Gubao and Moisturizing and Anti-Itching Capsules to final standards, and our applications are being reviewed by the SFDA. Based on our inquiries with the SFDA, we understand that the prolonged review process is due to the SFDA’s backlog of applications. If the SFDA rejects our applications, we would have to suspend or cease the production of these products, which in turn would materially and adversely affect our net revenues and our business prospects.

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
The new medicine monitoring periods for Xianling Gubao, Moisturizing and Anti-Itching Capsules and Zaoren Anshen Capsules have already expired, and we can no longer rely on those periods for exclusive production rights for these medicines. We filed applications with the SFDA to convert the provisional standards for Xianling Gubao and Moisturizing and Anti-Itching Capsules to final standards in 2004. Even though their new medicine monitoring periods have expired, pending the SFDA’s review, we continue to have exclusive production rights for these two medicines. However, if the SFDA approves our applications for final standards before we can obtain exclusive production rights for these two medicines based on other applicable statutes, regulations or policies then in effect, other pharmaceutical companies would then be able to apply to the SFDA to produce similar medicines based on identical formulations. If other pharmaceutical companies succeed in obtaining approvals from the SFDA for the production of these two medicines, we would face competition from products that may achieve similar efficacy to, and be priced lower than, these two medicines. This might cause the market shares of Xianling Gubao and Moisturizing and Anti-Itching Capsules to shrink and our sales of these two medicines to decline. As the final standard for Zaoren Anshen Capsules has been issued, we currently do not have the exclusive production right for this medicine. Accordingly, we may face more competition from products that may achieve similar efficacy to, and be priced lower than, our products.
Our failure to further improve our barrenwort extraction efficiency could limit or impair our ability to absorb or mitigate the impact of any future price increase of barrenwort, which in turn would have an adverse effect on our profit margins.
Barrenwort, a medicinal herb, is the primary raw material used in the manufacturing of Xianling Gubao. The cost of barrenwort used in production constituted 84.2%, 65.7% and 61.0% of our cost of raw materials used in production in 2006, 2007 and 2008, respectively. Barrenwort is also a raw material for making a number of other traditional Chinese medicine products that are manufactured by other pharmaceutical companies in China. Barrenwort is found in remote mountainous areas in Guizhou, Sichuan and several other provinces in China. We purchase a substantial majority of our barrenwort requirements on the open market in Guizhou Province and obtain the remainder from farmers in Guizhou. In recent years, the significant growth in demand for traditional Chinese medicines has resulted in a significantly greater demand for barrenwort, which in turn has substantially driven up the average price of barrenwort. The effect resulting from a significant increase in the average price of barrenwort was partially offset by the improvement in barrenwort extraction efficiency that we achieved in the past few years. Although barrenwort prices have stabilized since 2007, we cannot assure you that barrenwort prices will not increase in the future. In addition, if barrenwort prices increase, we cannot assure you that we can continue to improve our barrenwort extraction efficiency to absorb or mitigate the impact resulting from any further increase in the price of barrenwort to the same degree as we did in the past few years or at all. Our failure to do so would have an adverse effect on our profit margins.
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
•	those medicines listed in the national and provincial medicine catalogs may be removed from the catalogs or downgraded to a lower tier;

•	regulatory authorities may withdraw or modify their approvals of such medicines;

•	we may be required to reformulate these medicines, change the ways in which they are marketed, conduct additional clinical trials, change the labeling of these medicines or implement changes to obtain new approvals for our manufacturing facilities;

•	we may be less successful in tendering processes used by state-owned hospitals for medicine purchases;

•	we may have to recall these medicines from the market and may not be able to re-launch them;

•	we may experience a significant decline in sales of the affected products;

•	our reputation may suffer; and

•	we may become a target of lawsuits.

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
We depend on a limited number of distributors for a significant portion of our net revenues. Our top two distributors, Cachet Pharmaceutical Stock Corporation Ltd. and Shanghai Caitongde Pharmaceutical Co. Ltd. together accounted for 20.6% of our net revenues in 2008. Our top ten distributors in the aggregate accounted for 66.1%, 58.4% and 46.0% of our net revenues in 2006, 2007 and 2008, respectively. We expect that a relatively small number of our distributors will continue to account for a majority of our sales in the near future. Our dependence on a few distributors could expose us to the risk of substantial losses if a single large distributor stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute distributors on equivalent terms. If any of our significant distributors reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenues would be materially and adversely affected.
Distributors potentially could divert our products designated for hospitals to retail pharmacies in order to retain the difference between the wholesale prices for these two channels, and if we fail to timely ascertain and promptly take actions against such diverted sales, our profitability would be materially and adversely affected and our relationship with hospitals could be harmed.
We market our products directly to hospitals and retail pharmacies. Given that hospitals in China have stronger bargaining power over pricing, the average wholesale price at which we offer our products to hospitals is lower than that we offer to retail pharmacies. When we sell products that are designated for hospitals to distributors, we expect those distributors to resell all of those products to hospitals. However, in a few cases, distributors were found to have diverted sales of our products designated for hospitals to retail pharmacies in order to resell the products at higher prices and increase their profits. We cannot assure you that our distributors would not divert sales of our products. While we have taken certain preventive measures to address this issue, these preventive measures may not be effective in minimizing the occurrence of diverted sales. Our failure to timely ascertain and stop diverted sales involving material amounts of products would adversely affect our ability to generate the expected level of profits from sales designated for retail pharmacies. Diverted sales would also harm our relationships with hospitals if hospitals would be unable to stock our products as planned as a result of the distributors’ diverted sales. We may lose our hospital end-purchasers if we cannot remedy the situation in a timely manner.
We may incur losses resulting from product liability claims or business interruptions resulting from occurrence of natural catastrophes, acts of terrorism or fires, and we have limited insurance coverage.
Our business exposes us to the risk of product liability claims, which are inherent in the manufacturing, testing and marketing of medicines. If a product liability lawsuit were to be brought against us, it is likely to divert the attention of our management from pursuing our business strategies and might be costly to defend. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments or require us to limit or forgo commercialization of those products. We maintain very limited product liability insurance coverage. As of the date of this annual report, we have procured product liability insurance with a total coverage of RMB50.0 million (US$7.3 million), for which we paid a premium of RMB31,000 (US$4,544). This coverage may not be adequate to satisfy a judgment in the event of a successful claim against us. Furthermore, we currently do not have insurance against business interruptions. Should any catastrophes such as earthquakes, floods, severe fires or any acts of terrorism occur in areas, where our production facilities and our primary sources of raw materials are concentrated, or elsewhere in China, which constitutes our sole market, we might suffer not only significant property damages but also loss of revenues due to interruptions in our business operations.

We may not be able to manage the expansion of our operations effectively.
We commenced business operations in 1995 and have grown significantly in recent years. In 2007, 2008 and 2009, we acquired Guizhou Long-Life Pharmaceutical Company Limited, a company engaging in the business of producing and selling traditional Chinese medicines and nutritional products, Qinghai Pulante Pharmaceutical Co. Ltd, a company engaging in the business of developing, manufacturing, marketing and distributing Tibetan recipe-originated plant-based medicines, and Anhui Jingfang Pharmaceutical Co. Ltd, a company engaging in the business of producing and selling western and traditional Chinese medicines. We anticipate that we will continue to grow through organic growth and selective acquisitions. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, to increase manufacturing capacity and output, and to expand, train and manage our growing employee base. Furthermore, we will need to maintain and expand our relationships with suppliers, distributors, hospitals, retail pharmacies and other third parties. Our current and planned operations, personnel, systems, internal procedures and controls may not be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.
In 2008 we were required to record impairment losses on goodwill and intangible assets and we may have similar impairment losses in the future, which could cause our financial condition and results of operations to be negatively affected in the future.
As a result of our acquisitions, we recorded goodwill and intangible assets of the acquired entities on our balance sheet. We test goodwill and intangible assets for impairment on a periodic basis as required under U.S. GAAP, and whenever events or changes in circumstances indicate that the carrying value of any such goodwill and intangible asset may not be recoverable. The events or changes that could require us to test our goodwill and intangible assets for impairment include a decrease in the price of our ADSs, changes in our estimated future cash flows, as well as changes in rates of growth in the Chinese pharmaceutical business, in our businesses or in any of our principal products. The possibility for goodwill impairment increases during periods of substantial economic volatility like that we are currently experiencing. When we acquire a company at a negotiated price, we determine the purchase price based on the anticipated future performance of the target business. Therefore, any subsequent declines in market conditions could result in the acquired business not performing as well as we had anticipated at the time of the acquisition. In December 2008, we determined that the carrying value of Pulante exceeded its fair value and recorded an impairment loss on goodwill of RMB28.1 million (US$4.1 million). Due to the significant decline in customer demand for products related mainly to the intangible assets of Guizhou LLF, we also recorded an impairment loss on intangible assets of RMB72.9 million (US$10.7 million) in 2008. A prolonged downturn in the Chinese or global economy may result in declining performance of the acquired entities, which would require us to continue to evaluate the carrying value of our remaining goodwill and intangible assets. If we determine in the future that there is a potential further impairment, we may be required to record additional impairment losses, which could materially and adversely affect our financial results.
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

In 2005, we discovered sales of counterfeit Xianling Gubao in several provinces in China. Since then, we have been working with the relevant government authorities to stop the sales of counterfeit Xianling Gubao. These provincial authorities have since confiscated counterfeit Xianling Gubao worth over RMB200,000. It has come to our attention that a pharmaceutical company in China is manufacturing and marketing a product called Xianling Gubao Granules, which has similar medicinal attributes to our products. We filed a lawsuit against the company in a local court in Guiyang. In November 2008, the court awarded a judgment in favor of us, which ordered the defendant to stop manufacturing and marketing Xianling Gubao Granules as well as to compensate our losses of RMB0.4 million. The defendant submitted the case to an appellate court for appeal. As of the date of this annual report, the lawsuit is still pending at the appellate court. We cannot assure you that the appellate court will grant us a favorable judgment. Even if we win the lawsuit, implementation of intellectual property-related laws has historically been ineffective in China, primarily because of difficulties in enforcement and ambiguities in PRC laws and, therefore, we may not be successful in stopping or limiting these activities.
Our failure to identify and acquire additional product candidates, or our failure to maintain or expand our existing research cooperation arrangements with these research partners on terms we desire, or if at all, could hinder our ability to develop new products and improve our existing products, which in turn could limit our business prospects.
We have historically relied on the acquisition of product formulations from third parties to develop our products. For example, we acquired all of our principal products from third parties, including Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules. We intend to continue to rely on product acquisition or licensing from third parties, as we regard this as an important and effective means for us to develop our business. In addition, we have engaged in joint research efforts with our research partners to improve our existing products and to develop new products, which we believe is an essential complement to our own internal research and development capabilities. For example, we are cooperating with Beijing University of Traditional Chinese Medicine to develop a new generation of Xianling Gubao. We have developed jointly with Guiyang College of Traditional Chinese Medicine a new medicine for the treatment of the common cold, which is pending SFDA approval for clinical trials. If we fail to identify and acquire from third parties additional product candidates that we believe have significant potential for commercialization, or if we fail to maintain or expand our cooperation with our research partners on terms we desire, or at all, our ability to improve our existing products and develop new products would be adversely affected, which in turn would harm our business prospects.
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
We market and sell all of our products under the “Tongjitang” brand. We believe that the public’s recognition of and familiarity with our brand is important to our business and that the growth of the market share of our products will depend to a significant extent upon the goodwill associated with this brand. Under the existing PRC legal regime for intellectual property rights, limited legal remedies are available for a company to prevent the unauthorized use of its trademarks by other companies as part of their company names, unless these trademarks have been legally recognized as “well-known trademarks.” An unauthorized use of a well-known trademark as part of another company’s name can be restricted if this use is regarded as confusing consumers or misleading the public. We are aware that several traditional Chinese medicine pharmaceutical companies outside of Guizhou Province that are unrelated to us are currently using the Chinese characters of “Tongjitang” as part of their company names. To our knowledge, these companies include Hubei Tongjitang Drugstore Co., Ltd., a retail pharmacy chain that does not market any pharmaceutical products under its own name, and Sanjin Group Guilin Tongjitang Pharmaceutical Co., Ltd., or Sanjin. Sanjin produces a variety of traditional Chinese medicines. We have registered the Chinese characters of “Tongjitang” as a trademark for use on pharmaceuticals and related goods. In addition, “Tongjitang” was held to be a well-known trademark pursuant to the opinion of a provincial high court in China in July of 2007. Although this holding permits us to prevent the use of the “Tongjitang” mark as part of the name of the other company involved in the case, the holding does not extend to companies that were not a party to the case. Consumers may confuse our products with the traditional Chinese medicine products from other companies using “Tongjitang” in their company name, and those products may be of inferior quality. This confusion could harm the reputation of our brand and cause consumers to refrain from purchasing our products, which in turn would adversely and materially affect our business, financial condition and results of operations.

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
Our future success depends substantially on the continued services of our executive officers, especially Mr. Xiaochun Wang, the chairman of our board of directors and chief executive officer, Mr. Charles Chong Guang Wang, our chief financial officer, and Mr. Justin Yan Chen, our director and chief operating officer. We do not maintain key employee insurance on any of our executive officers. If one or more of our executive officers become unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new executive officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into a two- or three-year employment agreement that contains confidentiality and non-competition provisions. We may terminate the employment of any of our executive officers for cause, and our executive officers may also terminate their employment with us if we materially breach these agreements. Any of our executive officers (except our chief executive officer, who may resign without cause only if our board approves his resignation) may terminate his employment with us without cause upon a one-month advance notice. Our executive officers may be entitled to a severance pay of at least one-half month’s salary if we terminate their employment without cause. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, of the extent to which any of these agreements could be enforced in China, where most of our executive officers reside and hold their assets. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
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
Mr. Xiaochun Wang, our chief executive officer and chairman of our board of directors, beneficially owned 39.0% of our outstanding share capital as of May 29, 2009. Because of this high level of shareholding, Mr. Wang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
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
Our future capital needs are uncertain and we may need to raise additional funds in the future.
We may require additional cash resources in the future due to:
•	changes in business conditions or other future developments;

•	the time and expenses required to obtain regulatory clearances and approvals;

•	the resources we devote to developing, manufacturing, marketing and selling our products;

•	our ability to identify and our desire or need to pursue acquisitions or other investments; and

•	the extent to which our products generate market demand.

If we need to obtain external financing, we cannot assure you that financing will be available in the amounts or on the terms acceptable to us, if at all. Our future capital needs and other business reasons could require us to sell additional equity or debt securities or obtain credit facilities. The sale of additional equity or equity-linked securities could result in additional dilution to our then existing shareholders. The incurrence of indebtedness would result in an increase in our debt obligations and could result in operating and financing covenants that would restrict our operations. Moreover, recent turmoil in the credit markets and the potential impact on the liquidity of financial institutions may have an adverse effect on our ability to fund our business through borrowings, under either existing or newly created instruments in the public or private markets on terms that we believe to be reasonable, if at all. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and market price of our ADSs and could require us to delay or abandon clinical development plans.
The recent financial crisis and current uncertainty in global economic conditions could negatively affect our business, results of operations and financial condition.
The recent financial crisis affecting the banking system and financial markets and the current uncertainty in global economic conditions have resulted in a tightening of the credit markets, a low level of liquidity in many financial markets, and extreme volatility in credit equity and fixed income markets. There could be a number of follow-on effects from these economic developments on our business, including insolvency of our key distributors resulting in a decrease in orders for our products. As such, the current period of dislocation and instability in the financial markets could negatively affect our business, results of operations and financial condition.
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
The production of traditional Chinese medicines depends on the supply of Chinese medicinal raw materials of suitable quality. For 2006, 2007 and 2008, the cost of raw materials used by us for our production accounted for 68.0%, 77.4% and 65.0%, respectively, of our total cost of revenues. The supply and market prices of these raw materials may be adversely affected by various factors such as weather conditions and the occurrence of natural disasters or sudden increases in demand that would impact our costs of production. There is no assurance that we would be able to pass on any resulting increase in costs to our customers and therefore any substantial fluctuation in supply or the market prices of raw materials may adversely affect our results of operations and profitability.
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

We have obtained permits, licenses and GMP certificates for all of the four production facilities we use in the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and GSP certificates for the wholesale distribution and retail sales by Tongjitang Distribution and Tongjitang Chain Stores, respectively, of our products and medicines produced by other pharmaceutical companies. These permits and licenses held by us are subject to periodic renewal and/or reassessment by the relevant PRC government authorities, and the standards of compliance required in relation to them may change from time to time. We intend to apply for the renewal of these permits and licenses when required by applicable laws and regulations. Our failure to obtain such renewals may prevent us from continuing those portions of our business that require these permits and licenses. Furthermore, any changes in compliance standards or new laws or regulations that may be introduced in the future may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.
The ongoing anti-corruption efforts initiated by the Chinese government targeting state-owned hospitals could adversely affect our sales designated for hospitals.
Over the past decade, the Chinese government has taken various initiatives to fight against corrupt practices in which state-owned hospitals in China have frequently engaged, including their acceptance of kickbacks or other illegal gains and benefits in connection with their providing medical services and purchasing medical equipment and medicines. In mid-2006, the PRC Ministry of Health ordered all state-owned hospitals to review, among other things, their procurement policies and procedures and self-correct problems and deficiencies, if any, by the end of 2006. As a result of this campaign, many state-owned hospitals diverted a significant portion of their attention and resources to their self-inspection and self-correction activities and temporarily suspended their procurement of medical products, including ours, when they were reviewing their procurement policies. If in the future the Chinese government launches new anti-corruption initiatives or any existing campaign becomes more intensified, causing a significant change to the hospitals’ procurement policies and procedures or otherwise resulting in a further delay for state-owned hospitals to resume their normal procurement of our products, our sales designated for hospitals, which account for a very substantial portion of our total sales, could be adversely affected.
If we do not keep pace with rapid technological change, we may be unable to capture and sustain a meaningful market position.
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
While the Chinese economy has grown significantly in the past 30 years, this growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may at the same time have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations applicable to us.

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
Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties, which may limit the legal protections available to us. For example, we may have to resort to administrative or court proceedings to enforce the legal protection that we enjoy by either law or contract. However, since the PRC legal system is based on written statutes and the administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we will obtain than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all. As a result, we may not be aware of our violation of these policies and internal rules until some time after the violation.
We cannot predict the effect of the future developments in the PRC legal system, including the legal developments with regard to the Chinese pharmaceutical industry, which may include the promulgation of new laws or policies, changes to existing laws or policies, or the interpretation or enforcement thereof, or the preemption over local regulations by national laws. For example, as part of the Chinese government’s ongoing efforts to establish an effective nationwide healthcare system, in March 2009, the Chinese government publicly released the Guidelines on Advancing Reform of the Healthcare System, or the Guidelines. We understand that the proposed reform initiatives are intended to restore the not-for-profit nature of hospitals in China and to strengthen the government’s role in allocating healthcare resources. The Guidelines proposed measures to reform the channels in which medicines are distributed and sold to consumers in China. In particular, the Guidelines introduced the concept of a new national medicines catalog for the National Medical Insurance Program, known as a national essential medicines catalog. Pursuant to the Guidelines, doctors in “Class 1” hospitals and clinics are required to prescribe medicines listed on the national essential medicines catalog to their patients, and doctors in other public hospitals and clinics are required to give priority to medicines listed on the national essential medicines catalog. National Medical Insurance Program participants will enjoy higher rates of reimbursements for costs of medicines on the national essential medicines catalog. Furthermore, the retail sales prices of medicines on the national essential medicines catalog will be subject to governmental price control and their wholesale prices will be determined through government-sponsored tending processes. As the Chinese government has not promulgated any implementation rules for the Guidelines nor articulated in detail when and how the reform will be implemented, we are unable to predict the extent to which our business might be affected by this reform. We cannot assure you that the implementation rules to the Guidelines or the introduction of any other healthcare reform measures in China will be favorable to us. If Xianling Gubao or our other major products are not listed as essential medicines under the proposed national catalog, or if stricter restrictions on our ability to price these medicines are implemented, the sales and profitability of our products may be materially and adversely affected. All these uncertainties could limit the legal protections available to us and affect the way we conduct our business, including our ability to enforce our agreements with our distributors and suppliers, and other business partners.
Any limitation on the ability of our subsidiaries to make dividend or distribution payments to us could have a material adverse effect on our ability to conduct our business.
Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Tongjitang Pharmaceutical, our principal operating subsidiary, is required by PRC law to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this annual report, these general reserves amounted to RMB64.5 million (US$9.5 million), accounting for 14.1% of the registered capital of Tongjitang Pharmaceutical. In addition, if Tongjitang Pharmaceutical incurs debts on its own behalf in the future, the instruments governing the debts may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.

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
In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise,” and under the new PRC enterprise income tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located in the British Virgin Islands and the British Virgin Islands does not have such a tax treaty with China.
The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the new enterprise income tax law could have a material adverse effect on our financial condition and results of operations.
Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”
Under the new PRC tax law, withholding tax at a rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprise can claim treaty protection. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. Since the new PRC tax law is relatively new and ambiguous in certain aspects, there is uncertainty as to whether the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax. If we are required under the new PRC tax law to withhold PRC income tax on such dividends or your gains realized on the sales of our ADSs, your investment in our ADSs may be materially and adversely affected.
The regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.
In October 2005, State Administration for Foreign Exchange, or SAFE, promulgated a regulation known as SAFE Notice 75 stating that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. In May 2007, SAFE issued relevant guidance to its local branches with respect to the operational procedures for SAFE registration under SAFE Notice 75. This guidance standardized more specific and stringent supervision on registrations relating to SAFE Notice 75. Under SAFE Notice 75, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our beneficial owners who are PRC residents have complied with existing SAFE registration procedures, the failure of our beneficial owners who are PRC residents to make their SAFE registrations or timely amend their SAFE registrations pursuant to SAFE Notice 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Notice 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also result in a restriction on our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our business.
On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange,” on January 5, 2007, SAFE promulgated Implementation Rules for those measures and on March 28, 2007, SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies (collectively referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners or have been granted restricted shares or share options are subject to the Individual Foreign Exchange Rules. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE registrations pursuant to SAFE local branch requirements or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
Changes in the value of the Renminbi against the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrowly managed band against a basket of foreign currencies, which is still dominated by the U.S. dollar. This change in policy has resulted in a greater fluctuation range between the Renminbi and the U.S. dollar. From July 21, 2005 to December 31, 2008, the Renminbi cumulatively appreciated approximately 21.3% over the U.S. dollar. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. There remains significant international pressure on the PRC government to adopt a more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the Renminbi and the U.S. dollar. Accordingly, we expect that there will be increasing fluctuations in the Renminbi exchange rate against the U.S. dollar in the near future. Any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in U.S. dollar terms. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
All of our revenues and expenses are denominated in Renminbi. We may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, Tongjitang Pharmaceutical, is able to pay dividends in foreign currencies, without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions, which includes the payment of dividends.
Under China’s regulations on foreign exchange, transactions by Tongjitang Pharmaceutical and its Chinese subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC government authorities, including SAFE. In particular, if Tongjitang Pharmaceutical or its Chinese subsidiaries borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we desire to finance Tongjitang Pharmaceutical or its Chinese subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce of China or its provincial branches. These limitations could affect the ability of Tongjitang Pharmaceutical or its Chinese subsidiaries to obtain foreign exchange through debt or equity financing.

Our business benefits from PRC government incentives, particularly those available to foreign-invested enterprises. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.
The PRC government has provided various incentives to foreign invested enterprises, or FIEs, particularly to companies incorporated in specified economic and technological development zones and companies confirmed by appropriate government authorities as foreign-invested manufacturing enterprises with an operating term of more than ten years. These incentives include limited tax exemptions, reduced tax rates and other preferential treatments. Tongjitang Pharmaceutical, as an FIE, in the business of manufacturing medicines, were confirmed by the relevant tax bureau to be eligible for these preferential enterprise income tax treatments. Tongjitang Pharmaceutical was entitled to an exemption from the national enterprise income tax for 2006 and 2007 and a 50% reduction of the national enterprise income tax rate for 2008, 2009 and 2010. In addition, pursuant to the PRC preferential tax policies for the development of the western regions, Tongjitang Pharmaceutical was entitled to a preferential national enterprise income tax rate of 15%. Therefore, Tongjitang Pharmaceutical is entitled to a 7.5% national enterprise income tax rate for 2008, 2009 and 2010.
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
Therefore, Tongjitang Pharmaceutical will continue to be entitled to the preferential national enterprise income tax rate currently enjoyed by it until 2010 when the preferential tax treatment expires.
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
Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our ADSs could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.
On August 8, 2006, six PRC regulatory agencies: the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE; jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule requires offshore SPVs that are controlled by PRC individuals and that have been formed through acquisitions of PRC domestic companies for the purpose of seeking a public listing on a stock exchange outside China to obtain CSRC approval prior to publicly listing their securities on a stock exchange outside China. Previously, CSRC approval was not needed for this type of listing on a stock exchange outside China. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that offshore special purpose vehicles, or SPVs, are required to submit when seeking CSRC approval for their listings outside China. The interpretation and application of the New M&A Rule remains unclear, and we cannot assure you that our initial public offering did not require approval from the CSRC. Our PRC counsel, Global Law Office, has advised us that since we completed our cross-border reorganization before September 8, 2006, the effective date of the New M&A Rule, there was no specific requirement under PRC law for us to submit our initial public offering to the CSRC for approval. On the other hand, if CSRC approval was required for our initial public offering, our failure to obtain CSRC approval for our initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.
The New M&A Rule also established additional procedures and requirements that are expected to make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise that owns well-known trademarks or China’s traditional brands. We may grow our business in part by acquiring other traditional Chinese medicine businesses. Complying with the requirements of the New M&A Rule in completing these types of transactions could be time-consuming, and any required approval processes, including Ministry of Commerce approval, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.
In funding our PRC subsidiaries, as an offshore holding company of our PRC operating subsidiaries, we may make loans or additional capital contributions to our PRC subsidiaries.
Loans extended by foreign entities such as our company to either an FIE or a domestic Chinese company are subject to Chinese regulatory approvals and registration with SAFE. For an FIE, such as Tongjitang Pharmaceutical, the Chinese regulators approve particular amounts for the FIE’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the FIE’s total investment, which represents the total of the company’s registered capital plus permitted loans. The excess of the total investment over the registered capital represents the maximum amount of borrowings that an FIE is permitted to have under PRC law. An FIE’s loans must be registered with SAFE. A domestic Chinese company, such as Tongjitang Chain Stores, may borrow medium- and long-term loans from a foreign lender, such as our company, but must obtain NDRC approval for those loans. A domestic Chinese company may also borrow short-term foreign loans, subject, however, to a quota set by SAFE from time to time.
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
Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs has been and is likely to continue to be, highly volatile.
The market price for our ADSs has been, and is likely to be continue to be highly volatile and subject to wide fluctuations in response to factors including the following:
•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the efficacy of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of our competitors;

•	additions or departures of our executive officers and key marketing personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.
In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs. For example, financial markets have experienced extreme disruption in recent months, including, among other things, extreme volatility in security prices. In the event of a continuing market downturn, the market price of our ADSs may decline further.
We have a number of material weaknesses in our internal control over financial reporting. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm for a public company must attest to and report on the effectiveness of the company’s internal control over financial reporting. The requirement of a management report on our internal control over financial reporting first applies to our annual report on Form 20-F for the fiscal year ended on December 31, 2008. Pursuant to the applicable SEC rules, the requirement of an accounting firm’s attestation on our management’s report will first apply to our annual report for the fiscal year ending December 31, 2009.

Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2008 due to the material weaknesses we identified. These material weaknesses, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements. The identified material weaknesses relate to (1) a lack of a formalized U.S. GAAP closing and reporting process; (2) insufficient number of accounting personnel with SEC reporting and U.S. GAAP reporting experience; (3) a lack of financial planning and monitoring process at top management level; (4) inadequate credit control and monitoring system which hinder our ability to assess the credit risk of our customers; (5) inadequate controls over filing, generating and amending documents in respect of sales and purchase transactions; (6) inadequate control processes in the application of the Enterprise Resources Planning System; and (7) inconsistent implementation of approval procedures established in our policies and guidelines.
We are in the process of implementing measures to resolve these material weaknesses and improve our internal and disclosure controls. We cannot assure you that we will be able to resolve these material weaknesses in internal control over financial reporting in a timely and effective manner or that any significant material weakness in our internal control over financial reporting will not be identified in the future. If, however, we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our internal control or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in a loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act.
We were a passive foreign investment company for the taxable year ended December 31, 2008, which could result in adverse U.S. federal income tax consequences to U.S. holders of our ADSs or ordinary shares.
Based on the market price of our ADSs and the value and composition of our assets, we believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. In addition, it is possible that one or more of our subsidiaries were also PFICs for such year. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of the ADSs or ordinary shares, which may fluctuate significantly. Because we were, we believe, a PFIC for the taxable year ended December 31, 2008, certain adverse U.S. federal income tax consequences could apply to U.S. holders of our ADSs or ordinary shares with respect to any “excess distribution” received from us and any gain from a sale or other disposition of the ADSs or ordinary shares. See “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”
Substantial future sales orexpected sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.
Sales of our ADSs or ordinary shares in the public market, or the expectation that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 135,209,722 ordinary shares outstanding. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.
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

Holders of our ADSs may be subject to limitations on transfers of their ADSs.
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
In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions that it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary bank may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection for your shareholder rights than you would have under U.S. law.
Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be further amended, from time to time), the Cayman Islands Companies Law (2007 Revision), or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate laws than the Cayman Islands. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States court may be limited.
You may have difficulty enforcing judgments obtained against us.
We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted, and our operating assets are located, in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce, in U.S. courts, judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents of the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We have incurred and will continue to incur increased costs as a result of being a public company.
As a public company, we have incurred significant legal, accounting and other expenses that we did not incur as a private company. We have incurred and will continue to incur costs associated with our public company reporting and compliance requirements, including corporate governance requirements under the Sarbanes-Oxley Act and rules implemented by the SEC and the New York Stock Exchange. We expect these rules and regulations to increase our legal, accounting and financial compliance costs and to make certain corporate activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to maintain director and officer liability insurance at commercially reasonable terms and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Our legal and commercial name is Tongjitang Chinese Medicines Company. We are a Cayman Islands-incorporated holding company that conducts its operations through subsidiaries in China. Our ultimate predecessor company, Guizhou Xianling Pharmaceutical Co., Ltd., or Guizhou Xianling, was incorporated in China as a limited liability company in December 1995. Following a series of name changes, acquisitions and corporate reorganizations, in March 2005 Guizhou Xianling became Guizhou Tongjitang Pharmaceutical Co., Ltd., or Tongjitang Pharmaceutical, a limited liability company incorporated in China. In June 2005, Unisources Enterprises Limited, a company incorporated in the British Virgin Islands, acquired all the equity interests in Tongjitang Pharmaceutical and converted Tongjitang Pharmaceutical into a limited liability company with foreign invested enterprise status under PRC law. We incorporated Tongjitang Chinese Medicines Company in the Cayman Islands on May 16, 2006, as an exempted company with limited liability operating under the Companies Law. Tongjitang Chinese Medicines Company became our ultimate holding company when it issued shares to the existing shareholders of Unisources Enterprises Limited on June 19, 2006 in exchange for all of the shares of Unisources Enterprises Limited held by those shareholders. On November 18, 2008, we incorporated Tongjitang Pharmaceutical (Hong Kong) Limited in Hong Kong. In 2009, through a series of transactions, we injected all of the shares we directly owned in Unisources Enterprises Limited into Tongjitang Pharmaceutical (Hong Kong) Limited as our capital contribution. As a result of this, Tongjitang Pharmaceutical (Hong Kong) Limited became the direct shareholder of Unisources Enterprises Limited. None of these acquisitions and corporate reorganization resulted in a change of control of Tongjitang Pharmaceutical, our principal operating company. We conduct substantially all of our operations through the following subsidiaries in China:
•	Tongjitang Pharmaceutical, a wholly-owned subsidiary and our principal operating company, engaging in the business of developing, manufacturing, marketing and selling of medicines;

•	Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., or Tongjitang Distribution, a 92.76%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of wholesale distribution of medicines;

•	Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd., or Tongjitang Chain Stores, a 96%-owned subsidiary of Tongjitang Distribution, engaging in the business of retail sales of medicines;

•	Guizhou Long-Life Pharmaceutical Company Limited, or Guizhou LLF, a wholly-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of producing and selling traditional Chinese medicines and nutritional products;

•	Qinghai Pulante Pharmaceutical Co. Ltd, or Pulante, a wholly-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of developing, manufacturing, marketing and distributing Tibetan recipe-originated plant-based medicines; and

•	Anhui Jingfang Pharmaceutical Co. Ltd, or Jingfang, a 99.13%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of producing and selling western and traditional Chinese medicines. Guizhou LLF owns the remaining equity interests in Jingfang.
The following diagram illustrates our corporate structure and the ownership interests of our operating subsidiaries as of the date of this annual report on Form 20-F.

Our principal executive offices are located at 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Nanshan District, Shenzhen, Guangdong Province 518067, People’s Republic of China. Our telephone number at this address is (86-755) 2689-1550 and our fax number is (86-755) 2689-1529. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
On March 9, 2008, Mr. Xiaochun Wang, chairman of our board of directors and chief executive officer, and Mr. Yongcun Chen, a member of our board of directors, submitted a proposal to acquire all of our outstanding ordinary shares. Mr. Wang and Mr. Chen beneficially own approximately 40% of our outstanding ordinary shares. Mr. Wang and Mr. Chen were prepared to value our ordinary shares at US$2.55 per share. Under the terms of the proposal, we would have been combined with a newly formed acquisition vehicle pursuant to a scheme of amalgamation under the Companies Law of the Cayman Islands. The proposal was conditioned upon, among other things, the execution of a mutually satisfactory definitive agreement. In response to the proposal, we formed a special committee of the board of directors to respond to the proposal and retain its own legal counsel and financial advisor. The special committee comprises our two independent directors, Dr. Harry K. Genant and Mr. David Ray White, and appointed Morgan Stanley Asia Limited as its financial advisor. Mr. Wang and Mr. Chen withdrew their proposal to acquire all of our outstanding ordinary shares in a letter to the board of directors dated June 27, 2008. Mr. Wang and Mr. Chen stated that they had withdrawn the offer due to deterioration of the credit market.
B. Business Overview
We are a vertically integrated specialty pharmaceutical company focusing on the development, manufacturing and marketing of modernized traditional Chinese medicines. Our product portfolio consists primarily of Xianling Gubao and two other SFDA-approved modernized traditional Chinese medicines designed to address large market opportunities. Our product development pipeline includes potential expanded uses of our existing products for additional medical indications and a number of new product candidates that are intended to address significant medical needs in China, primarily in the therapeutic areas of women’s health, mental health and dermatology.
Xianling Gubao was approved in 2002 by the SFDA as both a prescription medicine and an OTC medicine for the treatment of osteoporosis. Our prescription sales force, consisting of approximately 380 salespeople, targets physicians and hospital administrators. In 2006, 2007 and 2008, 2,257, 2,791 and 4,215 Chinese hospitals, respectively, included Xianling Gubao on their lists of approved prescription medicines, or formularies, in each case based on internal company data gathered during the last week of each of these periods. We refer to these hospitals as formulary hospitals. Under the PRC Ministry of Health hospital classification system, the best and largest hospitals in China are designated as “Class 3” hospitals, followed by lower-ranked “Class 2” and “Class 1” hospitals. Of these formulary hospitals for Xianling Gubao, 488 in 2006, 587 in 2007 and 731 in 2008 were “Class 3” hospitals, representing 42.8%, 49.5% and 61.3% of all “Class 3” hospitals in China, respectively. Since May 2004, we also have been marketing Xianling Gubao as an OTC medicine to retail pharmacies. Our OTC sales force, consisting of approximately 510 salespeople, targets retail pharmacies and consumers. In 2006, 2007 and 2008, over 37,000, 35,000 and 34,000 retail pharmacies in China stocked Xianling Gubao, respectively, in each case based on internal company data gathered during the last week of each of the three periods. We refer to these pharmacies as stocking retail pharmacies.
We use separate sales forces to market Xianling Gubao to hospitals and retail pharmacies, with a focus on both hospitals and retail pharmacies that are located in the relatively more affluent and developed eastern provinces of China.
Since September 2004, Xianling Gubao has been on the national medicine catalog of the National Medical Insurance Program, a government-administered medical insurance program that is the largest in China. As of the end of 2008, the number of participants enrolled in this program was 317 million, according to a statement made on February 19, 2009 by the Ministry of Human Resources and Social Security. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to China’s provincial governments, each of which publishes its own medicine catalog by reference to the national medicine catalog and, to a limited extent, by applying its own selection criteria. Xianling Gubao is included in the provincial medicine catalog of every province, meaning that the National Medical Insurance Program participants in every province can be reimbursed for purchases of Xianling Gubao either as a prescription medicine or as an OTC medicine. Since its inclusion in the provincial catalogs, sales of Xianling Gubao have increased significantly.
We own manufacturing facilities with a combined floor space of 67,000 m2. As of the date of this annual report, we have built and are operating four manufacturing facilities with a combined floor space of 61,000m2, which can support 23 production lines. We implement quality control procedures in compliance with standards for Good Manufacturing Practice, or GMP standards, and the SFDA regulations to ensure consistent quality in our products. Our extensive distribution network enables us to distribute our products in all provinces in China.

In addition to Xianling Gubao, we manufacture and market a portfolio of 36 other modernized traditional Chinese medicines approved by the SFDA, including the following two principal products: Zaoren Anshen Capsules, an OTC medicine for treating insomnia, and Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions. We also manufacture 37 western medicines, although the contributions of these medicines to our net revenues are insignificant.
In August 2007, the Ministry of Science and Technology and the National Administration for the Protection of State Secrets of the PRC granted the company national trade secret status for our flagship product, Xianling Gubao. The trade secret program in China protects intellectual property without publicly disclosing the detailed information involved in a patent application, such as manufacturing techniques or formulae. Additionally, the state grants trade secret status to leading products demonstrating unique commercial value and brand value. Such products typically have a long history and proven efficacy in their respective markets, and presently in China there are approximately 20 traditional Chinese medicine products with trade secret status.
Specifically, trade secret status benefits Tongjitang in the following ways:
• Manufacturing exclusivity. Trade secret status ensures that for a five-year period, SFDA will not approve any other products carrying the same medicinal formula in any dosage formats.
• Pricing. Trade secret status can strengthen Tongjitang’s pricing power for Xianling Gubao despite potential fluctuations in China’s national insurance coverage policies. As a product protected by trade secret status, Xianling Gubao’s position as the preferred treatment for osteoporosis at many state-owned hospitals and clinics may be further enhanced since the consumers are likely to perceive the trade secret status conferred by the governmental organizations as supporting evidence or proof of Xianling Gubao’s efficacy.
• SFDA approval. Trade secret status can expedite the SFDA’s approval of modified or new dosage and format, and new indication treatment, such as Xianling Gubao chewable tablets, and next generation Xianling Gubao products.
The rapid increase in the per capita disposable income of Chinese urban residents and the increase in the number of elderly people in China have resulted in increased expenditures on prescription and OTC medicines in recent years, including traditional Chinese medicine. According to the Chinese Medical Statistical Yearbook 2005, the pharmaceutical market in China, based on sales revenues of prescription and OTC medicines, amounted to RMB211.9 billion in 2002, RMB269.2 billion in 2003, and RMB547.3 billion in 2004, representing a CAGR of 60.7% from 2002 to 2004. Traditional Chinese medicine accounted for approximately 30% of the total pharmaceutical market in each of those three years.
Products
We manufacture 74 products, consisting of 37 modernized traditional Chinese medicines and 37 western medicines. Our principal products are three modernized traditional Chinese medicines:

Selected Marketed Drugs	Indication	Status	Next Milestone
Xianling Gubao	Osteoporosis (Prescription)	Marketed	—
	Osteoarthritis (Prescription)	Marketed	—
	Ischemic bone necrosis (Prescription)	Marketed	Phase IV clinical trial in the process of recruiting patients

	Bone fractures (Prescription)	Marketed	—
	Osteoporosis (OTC)	Marketed	—

Zaoren Anshen Capsules	Insomnia	Marketed	—

Moisturizing and Anti-Itching Capsules	Inflammatory skin conditions	Marketed	—
In 2006, 2007 and 2008, the total sales of Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules together accounted for 4.6%, 10.3% and 11.6% of our net revenues, respectively.
Dianbaizhu Syrup, a prescription medicine for treating vertigo, was one of our principal products in 2006 and 2007. In these two years, sales of Dianbaizhu Syrup were RMB5.7 million and RMB25.9 million, accounting for 1.2% and 4.4% of our net revenues, respectively. In 2008, as we shifted our marketing focus from Dianbaizhu Syrup to our other principal products, the sales of Dianbaizhu Syrup decreased to RMB0.8 million (US$0.1 million), which accounted for 0.2% of our net revenues. Currently, we do not consider Dianbaizhu Syrup as one of our principal products and do not plan to focus our marketing resources on this product in the near future.

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
Xianling Gubao is a formulation comprised of extracts of six different plants, including barrenwort. Xianling Gubao was first developed by Professor Guangda Shi of the Guiyang Traditional Chinese Medicine Center, based on a traditional recipe from the Miao tribe, an ethnic minority group that lives in Guizhou Province and outlying areas in Southwest China. In 1995, Prof. Shi and four other individuals founded Guizhou Xianling Pharmaceutical Co., Ltd., or Guizhou Xianling. As one of its founders, Prof. Shi transferred to Guizhou Xianling as his capital contribution all of his proprietary rights in Xianling Gubao, including know-how and trade secrets relating to Xianling Gubao. Following Prof. Shi’s capital contribution, Guizhou Xianling became the sole and exclusive owner of these proprietary rights. In May 1997, Mr. Xiaochun Wang, our chief executive officer and chairman of the board, purchased from Guizhou Xianling’s shareholders 96.7% of the equity interests in this company for RMB580,000. Guizhou Xianling was then renamed as Tongjitang Pharmaceutical. According to our pre-clinical trials, we believe that Xianling Gubao’s efficacy in treating and preventing osteoporosis may be due to the presence of significant levels of phytoestrogens in barrenwort extracts. These phytoestrogens may work through selective regulation of estrogen receptors to improve bone strength and potentially reduce the incidence of osteoporosis, while not causing estrogen-mediated side effects.
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
We are currently conducting a Phase IV, randomized, double-blind trial to evaluate Xianling Gubao for the prevention of ischemic bone necrosis, a common side effect of systemic steroid use. Approximately 600 patients who take systemic steroid therapy will be randomized at nine major medical centers to either Xianling Gubao or placebo. The dose of Xianling Gubao will be approximately twice that currently marketed. Patients will be evaluated after six months by MRI to determine the presence of ischemic bone necrosis. We are in the process of recruiting patients.
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

In October 2005, we contracted Synarc, Inc., a U.S.-based company providing central radiology services for clinical trials, to test the efficacy and safety of Xianling Gubao under the criteria established by the U.S. Food and Drug Administration. These trials were conducted in several hospitals in China as study centers and have produced interesting and encouraging results.
In August 2007, the Ministry of Science and Technology and the National Administration for the Protection of State Secrets of the PRC granted the company national trade secret status for Xianling Gubao.
Xianling Gubao is the most important contributor to our revenues. In 2006, 2007 and 2008, sales of Xianling Gubao were RMB374.6 million, RMB444.9 million and RMB 315.5 million (US$46.2 million), accounting for 77.2%, 74.6% and 70.0% of our net revenues, respectively.
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
In 2006, 2007 and 2008, sales of Zaoren Anshen Capsules were RMB12.0 million, RMB21.7 million and RMB11.4 million (US$1.7 million), representing 2.5%, 3.6% and 2.5% of our net revenues, respectively.
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

In 2007, we designed a clinical trial to investigate the use of Moisturizing and Anti-Itching Capsules for the treatment of vaginal and diabetic puritan. We are currently conducting further research for the trial and do not have any plan to commence the trial in the near future.
Moisturizing and Anti-Itching Capsules have been included in the national medicine catalog since September 2004 and are currently included in the provincial medicine catalogs of all provinces in China. A majority of the provincial medicine catalogs has classified this medicine as a Tier 2 medicine. In Beijing, this medicine has been upgraded to a Tier 1 medicine.
In 2006, 2007 and 2008, sales of our Moisturizing and Anti-Itching Capsules were RMB10.2 million, RMB40.0 million and RMB41.0 million (US$6.0 million), representing 2.1%, 6.7% and 9.1% of our net revenues, respectively.
Other Medicines
In addition to the three principal products, we also produce and sell the following other medicines:

Medicines	Function	Indication
Dianbaizhu Syrup	Increase the volume of blood flow in heart and brain	Treatment of vertigo

Compound Glycyrrhiza Oral Solution	Relieves cough and expectoration	Treatment of upper respiratory infections

Jiao Ti Guo Jiao Bi Capsules	Protects stomach lining	Prevents gastritis and ulcers

Bu Shen Yi Lao Capsules	Invigorates kidney and improves Qi	Improves memory, breathing, hearing, and general malaise

Xin Nao Kang Capsules	Improves coronary, cerebral, and peripheral circulation	Treatment of stroke and coronary artery disease

Jincishen Mixture	Alleviates side-effects of radiotherapy and chemotherapy for cancer patients	Ancillary to treatment of cancer

Heiguteng Capsules	Relieves rheumatic pain and promotes blood circulation	Treatment of rheumatoid arthritis

Chongcao Qingfei Capsules	Alleviates the symptoms of respiratory diseases	Treatment of Chronic Obstructive Pulmonary Disease (“COPD”)

Fengshi Gutong Capsules	Relieve rheumatic pain	Treatment of rheumatoid arthritis

Jingshu Granules	Relieve stiffness and pain, promote blood circulation	Treatment of degenerative osteoarthritis (cervical spondylosis)
Product Pipeline. We are actively developing a number of new medicines and formulations that were primarily acquired from third parties, as well as through joint research and development with universities and research institutions. As of December 31, 2008, we were at different stages of developing 11 product candidates. The following chart sets forth the seven product candidates that we believe have the highest potential for commercialization:

Selected Pipeline Candidates	Indication	Status	Next Milestone
Jing Tong Ting	Menstrual pain	Phase III clinical trial completed	Applying for certificate of manufacturing and marketing

Da An Granules	Anxiety	Phase III ongoing	Release of clinical data in the second half of 2009

Yushuda Tablets	Depression	Phase III ongoing	Release of clinical data in the second half of 2009

Dan Xian Kang Gu Capsules	Ischemic necrosis	Phase III design ongoing	Initiation of clinical trial in the second half of 2009

Methylthioninium Chloride and Procainimide Injection	Post-surgical acute pain	Application filed with SFDA for conducting clinical trials	—

OA-008	Osteoarthritis	Pre-clinical	—

Xianling Gubao Chewable Tablets	Osteoporosis	Pre-clinical	—

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
Marketing and Sales
We rely on our in-house marketing and sales team to market our products. Our marketing and sales force currently consists of more than 970 employees who market our products across China, with a greater emphasis on the relatively more affluent and developed metropolitan centers and the eastern parts of China. We organize our marketing and sales force into four divisions: (1) the marketing strategy division; (2) the prescription medicine sales force; (3) the OTC medicine sales force; and (4) the sales support division.
Marketing Strategy Division. As of December 31, 2008, our marketing strategy division consisted of 22 employees. They are responsible for designing our overall marketing strategy, managing our brand, conducting market research and surveys, liaising with various levels of regulatory authorities and government institutions and providing training to our sales force. There are two groups within this division: a prescription medicine group of eight employees and an OTC medicine group of 14 employees.
The prescription medicine group of our marketing strategy division oversees the implementation of our prescription marketing strategy and works very closely with our prescription sales force to ensure our prescription marketing initiatives are well-tailored to different hospitals and different regions.
The prohibition on mass media advertising of prescription medicine has been enforced in China since 2004, and pharmaceutical companies now may only advertise their OTC medicines through mass media. The OTC medicine group of our marketing strategy division uses information from our OTC medicine sales force to conduct market analyses of consumer profiles and evaluate our advertising strategies by analyzing advertisements for competing products and market reaction to our advertisements. This analysis is instrumental to us in choosing the appropriate medium or the combination of several forms of media to advertise our products, as well as in designing our advertisements to suit consumer profiles in a particular locality. We believe that advertising on television is one of the most effective means for consumers to get to know and remember our products. Thus, we advertise Xianling Gubao on CCTV, the only television network with a nationwide presence in China, to enhance the product’s reputation nationwide. We also advertise on local television networks in target provinces where we plan to increase our OTC sales. To reinforce the effect of our advertising on television, we also advertise in national, regional and local publications. In 2008, we spent RMB80.2 million (US$11.8 million) on advertising, consisting of RMB61.2 million (US$9.0 million) on television advertising and RMB19.0 million (US$2.8 million) on print media. Even though we currently still rely heavily on mass media advertising, we learned from analyses of our marketing strategy division that as Xianling Gubao gains more consumer recognition through our existing advertising efforts, the effects of such advertising initiatives are diminishing. As a result, starting from the second half of 2008, we adjusted our OTC marketing strategy for Xianling Gubao. We started to set up our own direct sales counters in large retail pharmacies to reduce our reliance on the sales staff of retail pharmacies. We expect to reduce our spending in mass media advertisements and to focus our marketing resources on establishing and expanding our direct sales network for Xianling Gubao in retail pharmacies in 2009.
Prescription Medicine Sales Force. As of December 31, 2008, our prescription medicine sales force consisted of approximately 380 salespeople, most of whom hold bachelor’s degrees in medicine or science. Each of them is assigned to a number of hospitals within a defined district. Through their regular meetings with physicians and hospital administrators, the organization of academic seminars and conferences, and assisting with clinical trials, our prescription salespeople can effectively communicate the therapeutic benefits of our products to physicians and hospital administrators. Specifically, our senior personnel in the prescription sales force typically interact with the heads of a hospital administration and the persons in charge of the relevant departments to seek the inclusion of our products in the hospital’s formulary. Our middle-level and junior personnel typically meet with individual physicians to promote the therapeutic value and other features of our products.
To motivate our sales force, we offer performance-linked compensation based upon their success in including our products in the formulary of new hospitals and in increasing the sales of our products in existing formulary hospitals. As we continue to grow, we intend to significantly increase the size of our prescription medicine division.

The following table sets forth the number of formulary hospitals for Xianling Gubao in 2006, 2007 and 2008 in our key markets, in each case based on internal company data gathered during the last week of each of these periods. It further breaks down these hospitals by “Class 2” and “Class 3” hospitals, the two classes that typically generate larger medicine sales volumes than lower-ranked hospitals:

	2006			2007			2008
Province	Class 3	Class 2	Total	Class 3	Class 2	Total	Class 3	Class 2	Total
Beijing	52	89	386	52	89	387	128	129	1,321
Zhejiang	36	125	283	42	258	481	59	114	487
Guangdong	42	90	221	51	104	249	70	158	324
Jiangsu	33	72	157	40	100	193	45	128	281
Shanghai	40	113	291	40	113	299	22	64	277
Other 26 provinces	285	421	919	362	588	1,182	407	669	1,525

Total	488	910	2,257	587	952	2,791	731	1,262	4,215

The following table sets forth the total number of “Class 3” hospitals in China, and the number of Xianling Gubao formulary “Class 3” hospitals, which is also expressed as a percentage of all “Class 3” hospitals in China, in each of the periods indicated:

	2006	2007	2008
Total Class 3 hospitals	1,045	1,186	1,192
Xianling Gubao formulary Class 3 hospitals	488	587	731
As a percentage of total Class 3 hospitals	42.8%	49.5%	61.3%

Source:	The total number of “Class 3” hospitals is based on statistics from the PRC Ministry of Health in the relevant periods, which do not include hospitals administered by the Chinese military or the Chinese People’s Armed Police.
OTC Medicine Sales Force. Beginning in May 2004, we began marketing Xianling Gubao as an OTC medicine to retail pharmacies and consumers. As of December 31, 2008, our OTC sales force consisted of approximately 510 salespeople. They are assigned to a number of retail pharmacies in a designated region, where they work with pharmacy salespeople to conduct in-store promotions and other forms of direct marketing to consumers and also educate pharmacy salespeople on our products. They also organize free community healthcare activities, such as arranging for bone density tests and organizing seminars on our products and osteoporosis. Our OTC salespeople also collect consumer opinions on our products and our promotional and advertising activities and relay these consumer opinions to our marketing strategy division. This valuable feedback allows us to tailor our promotional and advertising activities to fit different consumer profiles and different localities.
To motivate our OTC salespeople, we offer performance-linked compensation packages based on a number of factors such as the number of new stocking retail pharmacies attained and the volume of sales at our existing stocking retail pharmacies. As we continue to grow, we intend to significantly increase the size of our OTC medicine division.
The following table sets forth the total numbers of our stocking retail pharmacies nationwide for Xianling Gubao and our stocking retail pharmacies authorized under the National Medical Insurance Program in our four key OTC markets in 2006, 2007 and 2008, in each case based on the internal company data gathered during the last week of each period indicated:

	2006		2007		2008
	Stocking Retail	Authorized	Stocking	Authorized	Stocking	Authorized
Provinces	Pharmacies	Pharmacies(1)	Retail Pharmacies	Pharmacies(1)	Retail Pharmacies	Pharmacies(1)

Shanghai	1,365	251	1400	245	1,650	275
Jiangsu	2,668	572	3400	850	3,900	930
Zhejiang	2,653	375	2605	500	2,042	665
Liaoning	1,450	1,114	1460	1207	1,780	1,250
Other 27 provinces	29,540	N/A	26,770	N/A	24,720	N/A

All Provinces	37,676	N/A	35,635	N/A	34,092	N/A

(1)	We do not have information regarding the total number of authorized pharmacies that stocked Xianling Gubao in the periods indicated other than for the four provinces listed in this table.
Sales Support Division. As of December 31, 2008, our sales support division consisted of 61 employees. They are primarily responsible for administrative work relating to our sales, such as collecting payments from our customers, consolidating purchase orders, monitoring deliveries to distributors and keeping records.

Seasonality
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
We have appointed 33 regional distributors across China, most of which are large pharmaceutical distribution companies affiliated with provincial or municipal governments in the provinces or cities in which they operate. We select our distributors based on their reputation, market coverage and sales experience, as well as financial and economic capabilities. We typically enter into annual supply contracts with our regional distributors. These supply contracts set forth the target sales revenues and product prices and contain guidelines for the sale and distribution of our products, including restrictions on the territories in which the products may be sold. Our distributors also purchase our products to resell them to hospitals and retail pharmacies to which we have not marketed our products.
In 2006 and 2007, sales to Beijing Shirentang Pharmaceutical Joint Stock Company, or Beijing Shirentang, one of our regional distributors which covers sales in northeast China, including Beijing, accounted for 22.5% and 9.7% of our net revenues, respectively. In 2008, we switched our major regional distributor in some regions of north China to Cachet Pharmaceutical Stock Corporation Ltd., or Cachet Pharmaceutical. Cachet Pharmaceutical contributed 11.9% of our net revenues in 2008. Shanghai Caitongde Pharmaceutical Co., Ltd., or Shanghai Caitongde, was our regional distributor in Shanghai in 2006 and contributed 14.0% of our net revenues in 2006. Beginning in 2007, we switched our regional distributor in Shanghai to Shanghai Leiyunshang Pharmaceutical Co., Ltd., or Shanghai Leiyunshang. In 2007, sales to Shanghai Leiyunshang accounted for 11.6% of our net revenues. In 2008, Shanghai Caitongde became one of our major regional distributors again. Sales to Shanghai Caitongde contributed 8.7% of our net revenues in 2008. Under the agreements with our distributors, each of them has agreed to meet a pre-set sales target every year and distribute our products only within a prescribed territory in China. Each distributor is also obligated to monitor the sales of its respective sub-distributors and retailers and report its findings to us every month. Under each agreement, we have the right to determine the resale price offered to retail pharmacies and hospitals. In addition, we agree to be responsible for marketing and promoting our products to retail pharmacies and hospitals and may grant certain rebates to a distributor when the pre-set sales target is met and if cooperation with us is satisfactory. The term of our agreement with each distributor is one year. Under each of these agreements, we can unilaterally terminate the agreement if the distributor or any of its subsidiaries breaches the agreement by selling our products outside the geographic areas designated by us and the distributor fails to remedy such breach.
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

Production Capacity
We currently have 23 production lines. We have obtained a certificate for GMP standards for every form of product that we produce. We implement quality control procedures in compliance with the GMP standards and other SFDA regulations to ensure consistent quality in our products. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to Pharmaceutical Industry—Pharmaceutical Product Manufacturing—Good Manufacturing Practice.” The following table sets forth our production lines and their corresponding production capacities and utilization rates for the one-year period ended December 31, 2008:

		Annualized	Capacity
Facility	Production Line	Manufacturing Capacity	Utilization Rate
Xiuwen Facility	Capsules	600 million capsules	110.8%
	Tablets	600 million tablets	18.1%
	Granules	14.4 million packs	68.1%
	Preliminary processing and extraction	1,600 tonnes	67.4%

Xiaohe Facility	Powder	300 million packs	55.7%
	Lozenge	300 million pieces	20.3%
	Capsules	400 million capsules	33.3%
	Tablets	300 million tablets	39.0%
	Syrup	500 tonnes	0.5%
	Plaster	2.7 million pieces	18.8%
	Alcoholature	100 tonnes	4.9%
	Liquor taken orally	500 tonnes	5.5%

Guizhou LLF	Mixture and liquor taken orally	200 tonnes	12.8%
	Capsules	130 million capsules	13.5%

Pulante	Capsules	320 million capsules	3.9%
	Granules	10 million packs	—
	Tablets	480 million tablets	—
	Ointment	2.4 million pieces	4.0%
These utilization rates are calculated on the basis of one shift per day. Our facilities can be operated using two shifts per day. We produce barrenwort extracts mainly in the Xiuwen Facility. Substantially all of our Xianling Gubao is produced in the Xiuwen Facility.
Raw Materials
Our production facilities are located in Guizhou Province, Qinghai Province and Anhui Province. Guizhou Province and Qinghai Province are the top regions in China in terms of production of raw materials used in the manufacturing of traditional Chinese medicines. These locations allows us to maintain close relationships with suppliers of medicinal herbs, to have lower transportation costs and they give us the option of farming our own medicinal herbs, which we believe is a competitive advantage.
Barrenwort is the primary raw material for the manufacturing of Xianling Gubao, accounting for 84.2%, 65.7% and 61.0% of our cost of raw materials we used in production in 2006, 2007 and 2008, respectively. We purchase a substantial majority of our barrenwort requirements on the open market in Guizhou Province. We obtain the remainder from farmers in Guizhou Province.
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
For example, in February 2005, we contracted the Medicinal Herbs Research Center of the Chinese Medical Science Institute to research production technologies for the extraction of medicinal contents from two types of barrenwort and to establish quality standards for these barrenwort products. We obtained a patent for the improved extraction method on April 9, 2008. We believe that the improved extraction method will enable us to extend the shelf-life of barrenwort extract from a current life of two years to approximately five years, making us less vulnerable to short-term price rises in the barrenwort market.
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
Patents. We own 35 patents, all of which are registered in the PRC. As of December 31, 2008, we owned 23 invention patents and 12 external design patents. We also have 18 pending invention patent applications in China, some of which relate to process technologies for the production of our medicine, including quality standard improvements and methods of extraction and processing. We are also licensed to use two invention patents and one utility model patent. The following chart lists the invention patents that we own or are licensed to use:
Invention Patents

No.	Description	Valid Period	Expiration Date
1	A controlled release pain killer chiefly used in the treatment of post-surgical wound and trauma wounds(1)	20 years	March 25, 2019

2	A Chinese medicine preparation used in treatment of upper respiratory tract infections	20 years	October 29, 2023

3	Moisturizing and Anti-Itching Capsules processing technology	20 years	January 29, 2022

4	A plaster to treat aches and swelling	20 years	February 6, 2022

5	Toothache treatment and processing technology(2)	20 years	February 24, 2015

6	Shaoshi eye-protecting preparation and its processing method and usage	20 years	August 23, 2025

7	A Chinese medicine for menorrhalgia treatment and its processing method	20 years	April 25, 2024

8	A pharmaceutical preparation for depression treatment and its processing method	20 years	August 16, 2025

9	An indication of a medicine for osteoporosis treatment	20 years	April 27, 2025

10	A Chinese medicine preparation for bone necrosis treatment and its processing method	20 years	June 28, 2025

11	A medicine for the treatment of painful obstructions	20 years	December 2, 2022

12	An adjuvant medicine for treatment following radiotherapy for cancer	20 years	December 2, 2022

13	A medicine to treat abdominal pain and diarrhea due to large intestine conditions	20 years	December 2, 2022

14	Heiguteng Shenjin Tougu Spray and its processing method	20 years	December 29, 2024

15	A Chinese medicated tape and method of preparation for the treatment of arthraligia due to wind, cold and dampness	20 years	August 9, 2025

16	An oral solution of Rheum officinale Baill fruit acid and its processing method	20 years	August 1, 2026

17	A choleretic capsule for the treatment of liver and gall system diseases	20 years	December 12, 2026

18	An oral medicine for the treatment of gastric ulcer and digestive system diseases	20 years	April 24, 2027

19	An externally used medicine for the treatment of skin diseases	20 years	January 27, 2029

20	A processing method of barrenwort	20 years	April 8, 2028

21	A Chinese medicine preparation for the treatment of generalized anxiety disorder and its processing method	20 years	June 24, 2028

22	Antipyretic effervescent granules made of Cinnamomum delavayi Lecte for children and its processing method	20 years	September 23, 2028

23	The processing method of Epmedin C as a control and its products	20 years	September 30, 2028

24	A quality control method for preparation of drugs for the treatment of depression	20 years	October 23, 2028

25	A synthetic method of medicinal Methylene blue	20 years	November 25, 2028

Note:

(1)	The owner of Patent 1, Professor Zhitao Xia, has granted an exclusive license to Guizhou Tongjitang Pharmaceutical Joint Stock Limited Company, the predecessor of Tongjitang Pharmaceutical for the periods from March 30, 2004 to the expiration dates of this patent.

(2)	Mr. Xiaochun Wang, the chairman of Tongjitang Pharmaceutical, is the owner of Patent 5 and has licensed this patent to us.
Trademarks. We market Xianling Gubao under a trademark that combines graphic designs and Chinese characters of “Rouyi.” We maintain 35 PRC registered trademarks, including (a) Chinese characters for “Tongjitang,” “Xianling,” “Zhengxing Tongjitang” and “Pangzi” and (b) a combination of the Chinese characters and graphic designs for “Rouyi” and “Jianyou.” We have 31 pending trademark applications relating to a particular Chinese calligraphic depiction of “Tongjitang,” “Gubao” and “Xianling Gubao.”
Our brand name, Tongjitang, is a well-established brand in China dating back to 1888, and was recognized in 1994 as one of the “Top 100-Year-Old Brands of China” by the Ministry of Domestic Trade, which was later merged into the Ministry of Commerce. “Tongjitang” was held to be a well-known trademark by a PRC court in July 2007.
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
Competition
The traditional Chinese medicine sector in China is highly fragmented and intensely competitive. According to the 2006 China Pharmaceutical Market Research Report prepared by Compass International, a Beijing-based research company, in 2005 there were over 1,200 traditional Chinese medicine manufacturers in China (not including manufacturers of traditional sliced herbs). Of these manufacturers, in 2005, large-sized manufacturers contributed to 27.4% of the total sales of this sector, compared to 30.3% and 42.3% of sales by small- and medium-sized manufacturers, respectively, according to the same research report. According to the company size classification standards used by Compass International in the research report and which are set by the National Bureau of Statistics, a company with a headcount of over 2,000, sales of over RMB300 million and assets of over RMB400 million is classified as a large-sized company. On the other hand, for companies that do not meet all three criteria of a large-sized company, if the company has an employee headcount of at least 300, sales of at least RMB30 million and assets of at least RMB40 million, it is designated as a medium-sized company. Otherwise, it is considered to be a small-sized company. Under these standards, we believe that we would be designated as a medium-sized company because our employee headcount is less than 2,000.
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
The following chart sets forth the primary SFDA-approved medicines that compete with our other principal products:

Competing Medicines
	Traditional Chinese Medicines	Western Medicines
Zaoren Anshen Capsules	Fufang Zaoren Capsules	Alprazolam (Xanax)
	Zaoren Anshen Granules	Zolpidem (Ambien)
Anshen Bunao Liquid
Moisturizing and Anti-Itching Capsules	Shiduqing Capsules	—
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
Insurance
We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land and inventory amounted to approximately RMB47.8 million (US$7.0 million) as of December 31, 2008. We also maintain insurance for inventory of raw materials, covering RMB30.0 million (US$4.4 million). In addition, we maintain insurance policies covering products in transit to our customers and have product liability insurance coverage. We do not maintain business interruption insurance or key-employee insurance. We paid aggregate insurance premiums of RMB260,574, RMB124,333 and RMB234,680 (US$34,398) in 2006, 2007 and 2008, respectively.
Regulations Relating to the Pharmaceutical Industry
The pharmaceutical industry in China, including the traditional Chinese medicine sector, is highly regulated. The primary regulatory authority is the SFDA, including its provincial and local branches. As a developer, producer and distributor of medicinal products, we are subject to regulation and oversight by the SFDA and its provincial and local branches. The Law of the PRC on the Administration of Pharmaceuticals provides the basic legal framework for the administration of the production and sale of pharmaceuticals in China and covers the manufacturing, distributing, packaging, pricing and advertising of pharmaceutical products. Its implementing regulations set forth detailed rules with respect to the administration of pharmaceuticals in China. We are also subject to other PRC laws and regulations that are applicable to business operators, manufacturers and distributors in general.

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

We have obtained required GMP certificates for all of our production facilities in respect of every form of product that we produce. On March 6, 2002, we obtained a GMP certificate for our Xiuwen facility for the manufacturing of medicine in the forms of tablets, capsules and granules. This GMP certificate was renewed on January 29, 2007. We also obtained three GMP certificates for our manufacturing facility in the Xiaohe region for the manufacturing of a variety of forms of pharmaceutical products, one on July 14, 2004, one on November 18, 2004 and one on January 26, 2006. We renewed GMP certificates for our Guizhou LLF facility for the manufacturing of medicines in the forms of capsules and oral solution in December 2007. We obtained GMP certificates for our Pulante production facilities on February 19, 2009. All of our GMP certificates are valid for five years. We do not currently anticipate any difficulty in renewing these certificates.
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
Our wholesale distribution subsidiary, Tongjitang Distribution, and our retail distribution subsidiary, Tongjitang Chain Stores Co., both obtained their respective pharmaceutical distribution permits for wholesale and retail business operations on January 1, 2005.
Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China. Chinese regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy outlets that a foreign investor may establish. Retail pharmacy chains with more than 30 outlets that sell a variety of branded pharmaceutical products sourced from different suppliers are limited to 49.0% foreign ownership unless the outlets are owned by a third party and operated under a foreign franchise. Our 89.0%-owned retail distribution subsidiary, Tongjitang Chain Stores, is subject to this restriction, and currently has five retail outlets.
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
The retail prices of 32 out of our 74 regularly-produced products, including Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, fall under the direct regulation of the Guizhou provincial price control authorities. We have discretion to determine the retail prices of our remaining 42 products.

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
The tendering requirement was first introduced in 2004 and has since been implemented across China. We understand that the level of present implementation of the tendering requirement varies among different provinces in China. Xianling Gubao in its prescription form is subject to the tendering requirement.
Reimbursement under the National Medical Insurance Program
As of the end of 2008, approximately 317 million people were enrolled into the National Medical Insurance Program. The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. A National Medical Insurance Program participant can be reimbursed for the full cost of a Tier 1 medicine and 80-90% of the cost of a Tier 2 medicine. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to various provincial governments, each of which has established its own medicine catalog. A provincial government must include all Tier 1 medicines listed in the national medicine catalog in its provincial medicine catalog, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Tier 2 medicines listed in the national medicine catalog from, its provincial medicine catalog, so long as the combined numbers of the medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines listed in the national catalog. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2.
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
Other Regulations
In addition to the regulations relating to the pharmaceutical industry in China, our operating subsidiaries are also subject to the regulations applicable to a foreign invested enterprise in China.
Foreign Currency Exchange
Pursuant to the Foreign Currency Administration Rules promulgated in 1996 and amended in 1997 and 2008 and various regulations issued by SAFE, and other relevant PRC government authorities, the Renminbi is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interests and dividends. An enterprise can choose to either keep or sell its foreign exchange income under current account to financial institutions authorized to engage in foreign exchange settlement or sales business. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from SAFE or its local counterpart for conversion of Renminbi into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC.
Payments for transactions that take place within the PRC must be made in Renminbi. Absent circumstances specified under Chinese laws and regulations, upon approvals from SAFE, an enterprise can choose to either keep or sell its foreign exchange income under capital account to financial institutions authorized to engage in foreign exchange settlement and sales business. On the other hand, FIEs may retain foreign exchange in accounts with designated foreign exchange banks, subject to a cap set by SAFE or its local counterpart.

Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment Through Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (1) a PRC resident must register with a local branch of SAFE before he or she establishes or controls an overseas special purpose vehicle, or SPV, for the purpose of overseas equity financing (including convertible debt financings); (2) when a PRC resident contributes the assets of or his or her equity interests in a domestic enterprise into an SPV or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (3) when the SPV undergoes a material change outside of China, such as a change in share capital, a merger or an acquisition, the PRC resident must, within 30 days from the occurrence of the event that triggers such change, register such change with a local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with a local branch of SAFE before March 31, 2006.
Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV.
Our beneficial owners who are PRC residents have registered with their local branch of SAFE as required under SAFE Circular No. 75.
Employee Stock Options
In December 2006, the People’s Bank of China promulgated the Administrative Measures of Foreign Exchange Matters for Individuals, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued implementing rules for the PBOC Regulation, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the equity incentive plan of an overseas publicly listed company. On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of PRC citizens who participate in equity incentive plans of overseas-listed companies.
According to the Stock Option Rule, if a PRC citizen participates in any equity incentive plan of an overseas-listed company, a PRC domestic agent or the PRC related company of such overseas listed company (such as the overseas-listed company itself, its parent company or its subsidiaries or branches in China) must, among others things, file an application with SAFE on behalf of such individual to obtain approval for an annual quota with respect to the purchase of foreign exchange in connection with stock holding or stock option exercises. This is because PRC citizens may not directly use overseas funds to purchase stock or exercise stock options. Concurrent with the filing of such application with SAFE, the PRC domestic agent or the PRC-related company must obtain approval from SAFE to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal or profits upon sales of stock, any dividends issued upon the stock and any other income or expenditures approved by SAFE. The PRC domestic agent also is required to obtain approval from SAFE to open an overseas special foreign exchange account at an overseas bank as trustee to hold overseas funds used in connection with any stock purchase.
All proceeds obtained by PRC citizens from dividends acquired from the overseas-listed company through an employee stock holding plan or stock option plans or sales of the overseas-listed company’s stock acquired through other methods must be fully remitted back to China after deducting the relevant overseas expenses. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the PRC citizen’s foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at the PRC domestic bank. If stock options are exercised in a cashless transaction, the PRC option holder is required to remit the proceeds to the special foreign exchange account.
We and our employees who are PRC citizens and individual beneficiary owners or have been granted restricted shares or share options are subject to the Stock Option Rule.
In addition, the State Administration for Taxation has issued circulars concerning employee stock options. Under these circulars, our employees working in the PRC who exercise stock options will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee stock options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their stock options. If our employees fail to pay their income taxes, or we fail to withhold them, we may face sanctions imposed by the tax authorities or other PRC government authorities. As of the date of this annual report on Form 20-F, none of our employees exercised any share options.

Dividend Distribution
The principal regulations governing dividend distributions by wholly foreign-owned enterprises and Sino-foreign equity joint ventures include:
•	Wholly Foreign-Owned Enterprise Law (1986), as amended;

•	Wholly Foreign-Owned Enterprise Law Implementing Rules (1990), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law (1979), as amended;

•	Sino-foreign Equity Joint Venture Enterprise Law Implementing Rules (1983), as amended; and

•	The Enterprise Income Tax Law (2007) and its Implementation Regulations (2007).
Under these laws and regulations, wholly foreign-owned enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. Additionally, these enterprises are required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until their cumulative total reserve funds are equal to at least 50% of the enterprises’ registered capitals. At the discretion of these wholly foreign-owned enterprises, they may allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds.
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
C. Organizational Structure
Our operating subsidiaries are as follows:

		Percentage of
		ordinary share/
	Place of	registered
	establishment	capital held
Name of company	and operation	by the Company	Principal activities
Tongjitang Pharmaceutical (Hong Kong) Limited	Hong Kong	100%	Investment holding
Unisources	BVI	100%	Investment holding
Tongjitang Pharmaceutical	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Tongjitang Distribution	PRC	92.76%	Wholesale distribution of medicine products
Tongjitang Chain Stores	PRC	89.05%	Retail sales of medicine products and medical devices
Guizhou LLF	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Pulante	PRC	100%	Development, manufacturing, marketing and distribution of Tibetan medicines
Jingfang	PRC	100%	Development, manufacturing, marketing and sales of medicine products
D. Property, Plants and Equipment
In November 2006, we relocated our corporate head office, which was then located in Guiyang, Guizhou Province, to Shenzhen, Guangdong Province. We have rented an aggregate of approximately 790 m2 of office space for our corporate head office in Shenzhen. We have three manufacturing facilities in Guiyang, Guizhou Province, one manufacturing facility in Xining, Qinghai Province and one manufacturing facility in Xuancheng, Anhui Province.
Designs for our new research and development center were completed in April 2007. This new research and development center will be built according to the Good Laboratory Practice standard in China and will be located in our Xiuwen facility in Guizhou Province.
Our Xiuwen facility is located on a parcel of land of approximately 270,000 m2 in Xiuwen County near the City of Guiyang. We hold the land use rights, which are the most complete form of interest over land that a private entity is permitted to have under PRC law, to this parcel of land for a term of 50 years, which expires in November 2048. By acquiring the land use rights, we have obtained the exclusive right to occupy, use, develop, lease, transfer and mortgage the land for 50 years, without the need to pay additional land premiums to the government, which is the sole owner of all the land in the urban areas in China. We have built a production facility of approximately 21,000 m2 at our Xiuwen facility.

Our Xiaohe facility is located on a parcel of land of approximately 20,000 m2 in the Guiyang Economic and Technological Development Zone. We hold a 50-year land use right to this parcel of land, which expires in April 2053, and we have built a manufacturing facility of approximately 15,000 m2 and a research and development center of approximately 300 m2 on this parcel.
We acquired Guizhou LLF in August 2007. Guizhou LLF’s facility is located on a parcel of land of approximately 32,000 m2 in Guiyang, Guizhou Province, with a manufacturing facility of approximately 4,300 m2. The facility is currently owned by the former shareholders of Guizhou LLF, Guizhou Kangben Industrial Development Company, or Guizhou Kangben. Guizhou LLF leases the facility from Guizhou Kangben under a lease agreement expiring on August 24, 2010.
We acquired Pulante in April 2008. Pulante’s facility is located on a parcel of land of approximately 23,000 m2 in Xining, Qinghai Province. We hold a 50-year land use right to this parcel of land, which expires in 2051. We have built a manufacturing facility of approximately 4,900 m2 at our Xining facility.
We acquired Jingfang in March 2009. Jingfang’s facility is located on two parcels of land of approximately 24,000 m2 in Xuancheng City, Anhui Province. We hold a 50-year land use right to one parcel of land of approximately 23,000 m2, which expires in 2048. We hold a 40-year land use right to the other parcel of land of 1,000 m2, which expires in 2038. We have a manufacturing facility of approximately 16,000 m2 at our Xuancheng facility.
In 2008, we paid the deposits of RMB107.7 million (US$15.8 million) and RMB73.3 million (US$10.7 million) to purchase a parcel of land and two properties in Guiyang, respectively. We expect to complete the purchases in 2009.
We believe that our existing facilities, together with our facilities under construction, are adequate for our current and foreseeable requirements. For additional information regarding production line, manufacturing capacity and capacity utilization rate of the facilities, see “Item 4. Information on the Company—B. Business Overview—Manufacturing—Production Capacity.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
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
A. Operating Results
Overview
We are a vertically integrated specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine. We believe that our flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. Xianling Gubao was approved in 2002 by China’s State Food and Drug Administration, or the SFDA, both as a prescription medicine and as an OTC medicine. Sales of Xianling Gubao have accounted for a majority of our net revenues. In 2006, 2007 and 2008, sales of Xianling Gubao amounted to RMB374.6 million, RMB444.9 million and RMB315.5 million (US$46.2 million), representing 77.2%, 74.6% and 70.0%, respectively, of our net revenues.
In addition to Xianling Gubao, we manufacture and market a portfolio of 36 other traditional Chinese medicines, each of which has been approved by the SFDA, including Zaoren Anshen Capsules, an OTC medicine for treating insomnia, and Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions. In 2006, 2007 and 2008, sales of Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules together accounted for 4.6%, 10.3% and 11.6% of our net revenues, respectively. We also sell certain third-party medicines, the sales of which accounted for 3.8%, 3.0% and 3.8% of our net revenues in 2006, 2007 and 2008, respectively.

Except for a small percentage of our sales that are made in Guizhou Province, we sell Xianling Gubao and our other products exclusively through third-party distributors who resell the products to hospitals and retail pharmacies in China. We rely on our in-house marketing and sales team to market our products. Because we market our products directly to retail pharmacies, we negotiate pricing and determine the prices at which retail pharmacies purchase our products from distributors. We set the wholesale prices at which we sell to our distributors based on prices we negotiated with retail pharmacies for sales designated for retail pharmacies and on prices set through a government-administered tendering process for sales designated for hospitals.
Prior to the last quarter of 2004, our sales of Xianling Gubao outside Guizhou Province were designated only for hospitals. Since that time, sales of Xianling Gubao have also been designated for retail pharmacies. Sales designated for retail pharmacies increased to account for a significant portion of our total sales in 2005 and 2006, although we did not separately track our sales designated for retail pharmacies and those designated for hospitals during these periods. We began to separately track our sales of Xianling Gubao designated for these two markets in 2007. Our sales of Xianling Gubao designated for hospitals accounted for 56.1% and 66.4% of our total sales of Xianling Gubao in 2007 and 2008, respectively.
In Guizhou Province, we sell Xianling Gubao and our other products, as well as medicines of other pharmaceutical companies, to hospitals and retail pharmacies through our wholesale distribution subsidiary, Tongjitang Distribution, and directly to consumers through our retail subsidiary, Tongjitang Chain Stores. The combined net revenues from these two subsidiaries accounted for 5.7%, 4.1% and 6.1% of our total net revenues in 2006, 2007 and 2008, respectively. The combined sales of Xianling Gubao by these two subsidiaries accounted for 3.3%, 0.7% and 1.0% of our net revenues from sales of Xianling Gubao in 2006, 2007 and 2008, respectively. Because Chinese foreign investment restrictions limit the business scope of these subsidiaries, we expect net revenues from our wholesale and retail subsidiaries to continue to constitute a small portion of our total net revenues.
Acquisitions
In August 2007, our wholly-owned subsidiary, Tongjitang Pharmaceuticals entered into a Share Purchase Agreement and Technical Knowledge Purchase Agreement with Guizhou LLF to acquire 100% of the registered capital of Guizhou LLF and relevant intellectual properties for RMB42.2 million in cash. The acquisition was consummated in September 2007. We have paid the consideration in full.
Guizhou LLF produces and markets nine OTC and prescription traditional Chinese medicines as well as nutritional products in China. Its principal products include the Heiguteng Capsule, which is an herbal medicine for the treatment of rheumatoid arthritis, as well as the Jincishen Mixture, which alleviates the side-effects of radiotherapy and chemotherapy for cancer patients. Guizhou LLF’s principal products also include LLF Oral Solution, a nutritional product that improves immune systems. In 2007 and 2008, Guizhou LLF generated post-acquisition revenues of approximately RMB7.9 million and RMB24.7 million (US$3.6 million), respectively.
In March 2008, we signed a definitive purchase agreement to acquire Pulante, a privately owned plant-based pharmaceutical company. The acquisition was consummated in April 2008. The consideration for the acquisition is RMB60.0 million (US$8.8 million) in cash , adjustable upon mutual agreement based on factors such as our post-acquisition due diligence and Pulante’s financial performance. As of the date of this annual report on Form 20-F, we have paid a total of RMB39.8 million (US$5.8 million). We will make the remaining payment of up to RMB20.2 million (US$3.0 million) in 2009.
Pulante is located in Xining in the Qinghai Province of China and was founded in 2000. It develops, manufactures, markets, and distributes SFDA-approved Tibetan recipe-originated medicines in China. Pulante’s major revenue-generating product, Chongcao Qingfei Capsules, is an OTC product which alleviates the symptoms of respiratory diseases, and targets patients with Chronic Obstructive Pulmonary Disease, a common disease among more than 300 million smokers in China. Pulante generated revenue of approximately RMB 4.8 million (US$0.7 million) in 2008, respectively. Pulante’s manufacturing facility in Xining is a GMP-certified manufacturing facility.
In March 2009, our wholly-owned subsidiary, Tongjitang Pharmaceuticals entered into a series of share purchase agreements to acquire Jingfang, a privately owned plant-based pharmaceutical company, for a total of RMB60.0 million (US$8.8 million) in cash , adjustable upon mutual agreement based on factors such as our post-acquisition due diligence and Jingfang’s financial performance. The acquisition was consummated in March 2009. As of the date of this annual report on Form 20-F, we have paid RMB56.9 million (US$8.3 million). We will make the remaining payment of up to RMB3.1 million (US$0.5 million) in 2009.
Jingfang is located in the Anhui Province of China and was founded in 1969. It manufactures and sells more than thirty western medicines and traditional Chinese medicines. Jingfang’s major revenue-generating products are Fengshi Gutong Capsules, a medicine to relieve pain caused by rheumatic arthritis, and Jingshu Granules, a medicine to relieve stiffness and pain caused by degenerative osteoarthritis. Both Fengshi Gutong Capsules and Jingshu Granules are prescription medicines exclusively produced by Jingfang and are included in the National Medical Insurance Catalog as Tier 2 medicines.

Disposition
In December 2008, Tongjitang Pharmaceutical entered into a share transfer agreement with Mr. Hongliang Fan to transfer 95% of the equity interest of Guizhou Tongjitang Chinese Medicines Planting Co., Ltd., or Tongjitang Planting, for RMB341,629 (US$50,074). Tongjitang Planting was a 95%-owned subsidiary of Tongjitang — business of cultivating medicine herbs, primarily barrenwort, used in the production of our products. The transfer was consummated in December 2008. The consideration for the acquisition is in cash or in other forms agreed by both parties. Mr. Fan Hongliang Fan will pay the consideration in full by June 2009.
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
As medicines included in the national and provincial medicine catalogs are subject to government-administered retail price controls and, in the case of hospital sales, a mandatory tendering process, the growth of our business is primarily driven by increases in sales volume of our products, and, to a lesser degree, by price increases. Our non-financial performance indicators consist of: (1) sales volume and, particularly in the case of Xianling Gubao, the number of units of the medicine sold; (2) the number of hospitals, particularly Class 3 hospitals, which include our products on their lists of approved medicines, or formulary hospitals; and (3) the number of retail pharmacies which stock our medicines, or stocking retail pharmacies. Any increase in the sales volume of our products is largely affected by increases in the number of our new formulary hospitals and stocking retail pharmacies, as well as the level of sales to our existing formulary hospitals and stocking retail pharmacies. Any increase in the number of formulary hospitals or in the level of sales to our existing formulary hospitals depends to a significant extent on our ability to persuade hospital administrators and physicians, with the aid of clinical data and through our other marketing efforts such as the organization of academic conferences and seminars, that our medicines are efficacious and safe for the treatment of the prescribed medical indications. Any increase in the number of stocking retail pharmacies or in the level of sales to our existing stocking pharmacies depends to a significant extent on the effectiveness of our marketing, including advertising, community-based marketing activities and pharmacy store-based promotions, pharmacy salesperson education and incentive programs, and our direct marketing to consumers.
Our key financial performance indicators consist of our net revenues and cost, including gross margins and operating margins, which are discussed in greater details in the subsections titled "—Net Revenues” and “—Cost of Revenues” below.
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
Xianling Gubao was included in the national medicine catalog of the National Medical Insurance Program in September 2004, and is currently included in the provincial medicine catalogs of all provinces in China. We believe that inclusion of Xianling Gubao in these catalogs is a key factor underlying the significant increase in sales of Xianling Gubao, as the participants in the National Medical Insurance Program can be reimbursed for their purchases of Xianling Gubao. According to the Bulletin of the PRC Ministry of Labor and Social Security 2007, between 2001 and 2007, the funding of the National Medical Insurance Program, including funds from the governments and contributions from the participants and their employers, increased at a CAGR of 34.3% from RMB38.4 billion in 2001 to RMB225.7 billion in 2007. The government has also announced its intention to merge the medical plans for national government employees working in Beijing, which are financed by the national government, into the National Medical Insurance Program by 2010. Because Xianling Gubao is included in all the medicine catalogs, we believe that Xianling Gubao is well positioned to benefit from the future expansion of the National Medical Insurance Program.
Specific Factors Affecting Our Results of Operations
Although we manufacture and market a number of medicines and have several products in various stages of development, our sales of Xianling Gubao are by far the most important factor determining our results of operations. This has been the case in recent years and we expect it to remain so for the foreseeable future. Sales of Xianling Gubao accounted for 77.2%, 74.6% and 70.0% of our net revenues in 2006, 2007 and 2008, respectively. We believe that our business and results of operations are affected significantly by:
•	sales of Xianling Gubao designated for hospitals as a prescription medicine and designated for retail pharmacies as an OTC medicine;

•	pricing of Xianling Gubao and our other principal products;

•	cost of barrenwort, the primary raw material used in manufacturing Xianling Gubao; and

•	seasonal variations in the demand for Xianling Gubao.
Our future results of operations will depend significantly upon our ability to respond to competitive pressure, integrate our acquisitions and make new acquisitions. In the past, we have encountered and will continue to encounter competition from other manufacturers of pharmaceutical products, including manufacturers of traditional Chinese medicines. We must ensure that our recent and future acquisitions are successfully integrated into our operations in order to achieve the intended benefits from these acquisitions.
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
Since 2004, we have substantially increased sales of Xianling Gubao designated for hospitals. Much of this increase historically has been derived from the increasing number of formulary hospitals for Xianling Gubao. The increase in the number of our formulary hospitals has resulted primarily from the inclusion of Xianling Gubao in provincial medicine catalogs and the success of our marketing efforts targeting physicians and hospital administrators. The number of formulary hospitals increased by 13.9% to 2,257 in 2006, by 23.7% to 2,791 in 2007, and by 73.6% to 4,845 in 2008, in each case based on our internal company data gathered during the last week of each of these periods. Our ability to further increase sales of Xianling Gubao designated for hospitals will depend primarily on continuously increasing sales of Xianling Gubao to the existing formulary hospitals, including increasing sales within each formulary hospital to medical specialties other than the orthopedics department. This in turn substantially depends on whether our marketing efforts can convince physicians and hospital administrators to accept Xianling Gubao as a preferred medicine for the treatment of osteoporosis and the other SFDA-approved medical indications for this medicine. We also plan to increase sales of Xianling Gubao by continuing to add new hospitals. We believe that as a large number of hospitals located in our key markets have already purchased Xianling Gubao, increasing sales designated for the existing formulary hospitals is more cost-effective than increasing sales by adding new formulary hospitals.
We began selling Xianling Gubao through distributors as an OTC medicine to retail pharmacies in the last quarter of 2004. However, we cannot quantify the portion of our net revenues from our sales designated for hospitals in 2004, 2005 or 2006, as we did not track such sales separately during those periods. The prices of Xianling Gubao designated for hospitals were lower than those designated for retail pharmacies during those periods. See “—Pricing of Our Principal Products” below for more details. Based on our analysis of sales data in light of the different pricing patterns for these two distinct markets, we believe that Xianling Gubao designated for hospitals accounted for a substantial majority of total sales of Xianling Gubao in 2006. We began to separately track sales of Xianling Gubao designated for these two markets in 2007. In 2007 and 2008, we generated 56.1% and 66.4% of our sales of Xianling Gubao from hospitals, respectively.
Sales of Xianling Gubao Designated for Retail Pharmacies. Sales of Xianling Gubao designated for retail pharmacies as an OTC medicine depend primarily on our ability to increase the number of our stocking retail pharmacies for Xianling Gubao, and secondarily on our ability to increase sales of Xianling Gubao at these pharmacies. Both depend in turn on:
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
Since May 2004, we have focused on marketing Xianling Gubao to retail pharmacies as an OTC medicine. As part of this new strategy, we have significantly increased our advertising expenditures on Xianling Gubao as an OTC medicine. Our advertising expenses increased from RMB85.1 million in 2006 to RMB96.9 million in 2007 as we continued to promote Xianling Gubao and our other principal products through advertising. In 2008, we adjusted our marketing strategies for Xianling Gubao as an OTC medicine by introducing marketing initiatives that rely less on advertising. Accordingly, our advertising expenses decreased to RMB80.2 million (US$11.8 million) in 2008. We increased other selling and marketing expenses from RMB51.5 million in 2006 to RMB68.4 million in 2007 and increased further to RMB80.0 million (US$11.7 million) in 2008, as we continued to expand our marketing efforts. In 2008, as part of the new marketing initiatives, we started to set up our own direct sales counters in large retail pharmacies to reduce our reliance on the sales staff of retail pharmacies. As a result of our marketing efforts to promote Xianling Gubao as an OTC medicine, we experienced a substantial year-over-year increase in the sales volume of Xianling Gubao from 2006 to 2007. In 2008, the sales volume of Xianling Gubao in retail pharmacies decreased, primarily due to the negative impact of sales of Xianling Gubao Granules by another company in direct competition with our

Xianling Gubao products as well as the time lag between our introduction of the new marketing initiatives and the time needed for their effects to be reflected on the sale volumes. For more details of the incident involving Xianling Gubao Granules, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.”
We cannot quantify the portion of our net revenues from Xianling Gubao sales designated for retail pharmacies in 2006 because we did not separately track such sales during these periods. Based on our analysis of sales data in light of the different pricing patterns for hospital and retail pharmacy sales, we believe that in 2006, although our sales of Xianling Gubao designated for retail pharmacies in Renminbi amounts were less than our sales of Xianling Gubao designated for hospitals, these sales accounted for a significant portion of our total sales of Xianling Gubao during these periods. In 2007 and 2008, we generated 43.9% and 33.6%, respectively, of our sales of Xianling Gubao from retail pharmacies. The number of our stocking retail pharmacies has increased significantly since we began selling Xianling Gubao as an OTC medicine in the last quarter of 2004, reaching over 37,000 stocking retail pharmacies in 2006, based on internal company data gathered during the last week of each of this period. In 2007, the number of stocking retail pharmacies decreased to over 35,000 as we intensified promotion in certain key stores with higher sales and stopped offering Xianling Gubao in other pharmacies from which we generated limited sales. In 2008, the number of stocking retail pharmacies decreased further to 34,000.
Pricing of Our Principal Products. Those of our principal products that are designated for sales to hospitals are subject to two levels of price controls: retail price controls and hospital purchase price controls; but our products designated for sales to retail pharmacies are subject only to retail price controls.
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
Xianling Gubao is currently sold at or near the applicable price ceilings. The price ceilings for Xianling Gubao did not change in 2008. During the period from 2006 to 2008, the price ceilings of our other principal products remained unchanged.
Hospital Purchase Price Control. In addition to retail price controls, provincial and larger municipal government agencies, such as provincial or municipal health departments, also operate a mandatory tendering process for purchases by state-owned hospitals of medicines included in provincial medicine catalogs. Each year these government agencies typically invite manufacturers of provincial catalog medicines that are included on their hospitals’ formularies and are in demand by these hospitals to participate in the tendering process. As part of this tendering process, a government-approved committee consisting of physicians, experts and officials is delegated the power by these government agencies to review bids and select one or more medicines for the treatment of a particular medical condition. The committee’s selection is based on a number of factors, including bid price, quality of the medicine and manufacturer’s reputation and service. The bidding price of a winning medicine will become the price required for purchases of that medicine by all state-owned hospitals in that province or city. This price, however, is effective for only one year, until the following year’s tendering process, when the manufacturer of the winning medicine and other manufacturers invited to participate in the process must submit new bids. See “Item 4. Information on the Company—B. Business Overview——Regulations Relating to Pharmaceutical Industry—Tendering Requirement for Hospital Purchases of Medicines.”
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
Cost of Barrenwort. Barrenwort is the primary raw material for the production of Xianling Gubao. Technological improvements enhancing efficiency in extracting active ingredients from barrenwort have been important in controlling our costs. In 2006, 2007 and 2008, the total cost of barrenwort used to produce Xianling Gubao accounted for 57.2%, 50.9% and 40.7% of our cost of revenues, respectively. Higher extraction efficiency of barrenwort reduces Xianling Gubao’s manufacturing cost on a per unit basis and accordingly increases our gross profit margins. Since 2005, we have substantially increased the quantity of the active ingredients that we can extract from barrenwort, both from improvements in extraction efficiency and from our purchase of barrenwort stems and leaves without roots and our purchase of variants of barrenwort that contain higher levels of active ingredients.
In 2006, the average price we paid for barrenwort increased significantly compared to the average price in 2005 due primarily to our increased use and purchase of barrenwort stems and leaves without roots and increased use and purchase of different, more expensive variants of barrenwort constituting a greater portion of our total barrenwort purchases and, to a lesser degree, a general rise in the price of barrenwort. Due to our continued improvement in extraction efficiency in 2006, we reduced the amount of barrenwort used for producing Xianling Gubao on a per unit basis, which partially offset the effect resulting from the significant increase in the average price of barrenwort. In 2007, the average purchase price for barrenwort was stable and similar to that in 2006. In 2008, the average purchase price for barrenwort increased slightly from RMB21.2 per kilogram in 2007 to RMB21.5 (US$3.2) per kilogram in 2008.
For more details of the cost of barrenwort, see “Item 3. Key Information—D. Risk Factors— Our failure to further improve our barrenwort extraction efficiency could limit or impair our ability to absorb or mitigate the impact of any future price increase of barrenwort, which in turn would have an adverse effect on our profit margins.”
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
Net Revenues
In 2006, 2007 and 2008, we generated net revenues of RMB485.0 million, RMB596.0 million and RMB451.0 million (US$66.1 million), respectively. Our net revenues are net of PRC sales taxes, discounts and returns.
We derive net revenues primarily from operations from the following two markets:
•	Sales to Hospitals. A substantial majority of our sales of Xianling Gubao and our other prescription medicines designated for hospitals was made through third-party distributors, and a very small portion of these medicines, as well as third-party medicines, was sold directly to hospitals in Guizhou Province through Tongjitang Distribution, our wholesale distribution subsidiary. In particular,
•	In 2007 and 2008, we generated 56.1% and 66.4% of our sales of Xianling Gubao from hospitals, respectively.

•	In 2006, since we did not track sales of Xianling Gubao designated for hospitals separately from those designated for retail pharmacies, we cannot separately quantify these sales for these two markets. Based on our analysis of sales data in light of Xianling Gubao’s different pricing patterns for hospitals and for retail pharmacies, however, we believe that a substantial majority of sales of Xianling Gubao was designated for hospitals in this period and that these sales declined as a percentage of total sales of Xianling Gubao in 2006.

•	Sales to Retail Pharmacies. A substantial majority of sales of our OTC medicines was designated for retail pharmacies through distributors, and a very small portion of these medicines, as well as third-party medicines, was sold to retail pharmacies in Guizhou Province through Tongjitang Distribution and directly to consumers through Tongjitang Chain Stores. In particular,
•	In 2007 and 2008, we generated 43.9% and 33.6% of our sales of Xianling Gubao from retail pharmacies, respectively.

•	In 2006, since we did not track sales of Xianling Gubao designated for hospitals separately from those designated for retail pharmacies, we cannot separately quantify these sales for these two markets. Based on our analysis of sales data in light of Xianling Gubao’s different pricing patterns for hospitals and for retail pharmacies, however, we believe that sales of Xianling Gubao designated for retail pharmacies accounted for a material portion of total sales of Xianling Gubao in this period and that these sales grew larger as a percentage of total sales of Xianling Gubao in 2006.
We have not reserved any sales return provisions. We review our sales return provision policy from time to time.
Sales to Beijing Shirentang, one of our regional distributors which covers sales in northeast China, including Beijing, in 2006 and 2007 accounted for 22.5% and 9.7% of our net revenues, respectively. In 2008, we switched our major regional distributor in some regions of north China to Cachet Pharmaceutical. Cachet Pharmaceutical contributed 11.9% of our net revenues in 2008. Shanghai Caitongde, was our regional distributor in Shanghai in 2006 and contributed 14.0% of our net revenues in 2006. Beginning in 2007, we switched our regional distributor in Shanghai to Shanghai Leiyunshang. In 2007, sales to Shanghai Leiyunshang accounted for 11.6% of our net revenues. In 2008, Shanghai Caitongde became one of our major regional distributors again. Sales to Shanghai Caitongde contributed 8.7% of our net revenues in 2008.
Cost of Revenues
The following table sets forth our cost of revenues and gross profit as percentages of our net revenues for each of the periods indicated.

	Years Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	484,992	100.0	596,007	100	451,032	66,109	100.0
Cost of revenues	161,675	33.3	206,019	34.6	167,345	24,528	37.1

Gross profit	323,317	66.7	389,988	65.4	283,687	41,581	62.9

Our cost of revenues consists primarily of:
•	raw materials, which are primarily comprised of barrenwort and other medicinal herbs. Barrenwort, the primary raw material used in manufacturing Xianling Gubao, constituted 61.0% of our cost of raw materials used in 2008, as compared to 65.7% in 2007 and 84.2% in 2006. The average price per kilogram of barrenwort increased by 1.4% to RMB21.5(US$3.2) in 2008 from the average price of RMB21.2 in 2007 and decreased by 1.4% in 2007 from RMB21.5 in 2006. The unit prices of most of the raw materials we used increased only slightly during the same periods, while the unit prices of a few other raw materials decreased slightly. We expect that the price of barrenwort will continue to stabilize in the next few years and prices of our other raw materials will rise in the near future. Our cost of raw materials will continue to constitute a significant percentage of our cost of revenues;

•	labor, including salaries and benefits for employees directly involved in manufacturing activities;

•	packaging costs, including cost of packaging materials for our products;

•	depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization expenses, measured in absolute terms, have increased significantly. We expect that depreciation and amortization expenses in absolute terms will continue to increase in the near future as we continue to grow; and

•	overhead, including utility, parts for and maintenance of production equipment, testing, and other expenses related to the manufacturing of our products.
In 2007 and 2008, our cost of revenues as a percentage of our net revenues increased slightly, primarily due to the proportional increase of lower margins in our product mix and the decrease in sale volumes of Xianling Gubao and Zaoren Anshen Capsules, our higher-margin products.

The current ratio of cost of revenues as a percentage of our net revenues may not be sustained in the future, regardless of whether we can further improve our extraction efficiency. In 2008, our gross profit decreased in absolute numbers to RMB283.7 million (US$41.6 million) from RMB390.0 million in 2007 and RMB323.3 million in 2006. Our gross margin decreased from 66.7% in 2006 to 65.4% in 2007 and decreased further to 62.9% in 2008.
Operating Expenses
The following table sets forth our advertising expenses, other selling and marketing expenses, general and administrative expenses and research and development expenses. Each of these amounts is expressed as a percentage of our net revenues for the periods indicated:

	Years Ended December 31,
	2006		2007		2008
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Net revenues	484,992	100.0%	596,007	100.0%	451,032	100.0%
Advertising expenses	85,088	17.5%	96,876	16.3%	80,180	17.8%
Other selling and marketing expenses	51,462	10.6%	68,357	11.5%	80,031	17.7%
General and administrative expenses	33,484	6.9%	92,487	15.5%	91,325	20.3%
Research and development expenses	4,680	1.0%	12,673	2.1%	17,368	3.9%
Advertising Expenses
Our advertising expenses consist primarily of expenses related to our advertising on television, in newspapers and magazines. We expense our prepaid advertising costs when our advertisements are aired or published.
In 2006, our advertising expenditures as a percentage of our net revenues increased to 17.5% from 13.7% in 2005 as we continued to promote Xianling Gubao as an OTC medicine and also began to advertise Zaoren Anshen Capsules in 2006. In 2007, our advertising expenditures as a percentage of our net revenues decreased to 16.3% from 17.5% in 2006 as the increase in our net revenues was more significant than the increase in our advertising expenses. In 2008, our advertising expenditures as a percentage of our net revenues increased to 17.8% as the decrease in our advertising expenditures was less significant than the decrease in our net revenues. We spent 79.8%, 74.2% and 76.4% of our advertising expenses in 2006, 2007 and 2008, respectively, on television advertising, and spent the remainder on newspaper and magazine advertising. In 2008, we started to set up our own direct sales counters in large retail pharmacies and reduce our spending in mass media advertisements. Although we will continue to spend a large portion of our advertising expenses on television advertising, we expect that after setting up our own direct sales counters in large retail pharmacies, our overall spending on mass media advertisements will be reduced over time.
Other Selling and Marketing Expenses
Our other selling and marketing expenses primarily consist of traveling expenses, salaries and benefits, office and car expenses, promotional expenses related to our retail pharmacy and local community-based promotional activities, shipping and handling costs, and marketing agency expenses. In 2007 and 2008, a share-based compensation expense of RMB3.9 million and nil was included in other selling and marketing expenses, respectively. We expect that our other selling and marketing expenses will increase in absolute numbers as we enhance and expand our prescription and OTC marketing efforts and hire additional salespeople.
General and Administrative Expenses
General and administrative expenses primarily consist of salaries and benefits for our administrative, finance and human resources personnel, depreciation of property, plant and equipment used for administrative purposes, provision for bad debts, travel, taxes related to real estate and other expenses associated with our administrative offices. We expect that our general and administrative expenses will increase in absolute numbers as we add additional personnel and incur additional costs related to the growth of our business. We also incur additional general and administrative expenses as a result of becoming a listed public company in the United States. In 2007 and 2008, a share based compensation expense of RMB30.7 million and RMB20.4 million (US$3.0 million) was included in general and administrative expenses, respectively.
Research and Development Expenses
Research and development expenses primarily consist of expenses related to acquisition and development of new medicines and technologies and enhancement of our existing products and technologies, salaries and benefits for our research and development personnel, fees paid to our research and development partners, expenses related to clinical trials, costs of raw materials used in our research and development activities, as well as other overhead incurred by our research and development personnel. We expense our research and development expenses as incurred. We believe that research and development is an important factor in reducing our manufacturing costs on a per unit basis, enhancing our existing products and developing additional products with commercial potential.

Taxation
We and Unisources Enterprises Limited, our subsidiary incorporated in the British Virgin Islands, are not subject to income or capital gains tax under the laws of the Cayman Islands or the British Virgin Islands. Additionally, dividend payments made by either of these companies are not subject to withholding tax in these jurisdictions.
PRC Enterprise Income Tax
PRC enterprise income tax is calculated based on taxable income determined under PRC accounting principles. The new PRC tax law, which became effective on January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new PRC tax law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (1) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (2) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term.
In 2005, after the completion of the share exchange between Unisources Enterprises Limited and the then shareholders of Tongjitang Pharmaceutical, Tongjitang Pharmaceutical changed its legal status from a domestic enterprise to an FIE. As Tongjitang Pharmaceutical became an FIE engaged in manufacturing with an operating term of more than ten years, in 2005 it was approved by the state tax bureau in Guiyang to receive (1) an exemption from the 3.0% local income tax, (2) an exemption from the national enterprise income tax for the second half of 2005 and all of 2006, and (3) a 50% reduction of the national enterprise income tax for the years 2007, 2008 and 2009. In December 2006, Tongjitang Pharmaceutical obtained approval from the state tax bureau in Guiyang for its election to defer the commencement of its national enterprise income tax preferential tax holiday by six months, from July 1, 2005 to January 1, 2006. In addition, pursuant to the PRC preferential tax policies for the development of the western regions, Tongjitang Pharmaceutical was entitled to a preferential national enterprise income tax rate of 15%. Therefore, Tongjitang Pharmaceutical was entitled to a complete exemption from the national enterprise income tax for 2006 and 2007 and a preferential tax rate of 7.5% for 2008, 2009 and 2010.
The national or provincial governments of China could at any time eliminate or reduce the preferential tax policies applicable to us, and our effective tax rate would increase as a result. If Tongjitang Pharmaceutical no longer qualifies for the preferential national enterprise income tax rate, we will consider options under applicable law that would enable us to qualify for alternative preferential tax treatment, if available. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of the preferential tax treatments discussed above will cause our effective tax rate to increase. The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately RMB52.6 million, RMB65.6 million and RMB23,000 (US$3,371) in 2006, 2007 and 2008, respectively representing a reduction in basic and diluted earnings per share of RMB0.40 and RMB0.52 for the years ended December 31, 2006 and 2007, respectively, and an increase in basic and diluted loss per share of RMB0.01 (US$0.01) for the year ended December 31, 2008.
Results of Operations
The following table sets forth a summary of our consolidated results of operations both in absolute amount and as a percentage of net revenues for the periods indicated. Our historical results presented below are not necessarily indicative of our operating results for the future periods.

	Years Ended December 31,
	2006		2007		2008
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue
	(in thousands, except percentages)
Net revenues	484,992	100.0	596,007	100.0	451,032	66,109	100.0
Cost of revenues	(161,675)	(33.3)	(206,019)	(34.6)	(167,345)	(24,528)	(37.1)

Gross profit	323,317	66.7	389,988	65.4	283,687	41,581	62.9
Advertising expenses	(85,088)	(17.6)	(96,876)	(16.3)	(80,180)	(11,752)	(17.8)
Other selling and marketing expenses	(51,462)	(10.6)	(68,357)	(11.5)	(80,031)	(11,730)	(17.7)
General and administrative expenses	(33,484)	(6.9)	(92,487)	(15.5)	(91,325)	(13,386)	(20.2)
Research and development expenses	(4,680)	(1.0)	(12,673)	(2.1)	(17,368)	(2,546)	(3.9)
Impairment loss on goodwill	—	—	—	—	(28,062)	(4,113)	(6.2)
Impairment loss on intangible assets	—	—	—	—	(72,910)	(10,687)	(16.2)
Government grant (related to research and development)	—	—	—	—	1,428	209	0.3
Gain (loss) on disposal of property, plant and equipment and land use rights	—	—	(72)	0.0	3,970	582	0.9
Gain on disposal of a subsidiary	—	—	—	—	1,312	192	0.3
Other operating income	1,283	0.3	1,395	0.3	1,801	264	0.4

Income (loss) from operations	149,886	30.9	120,918	20.3	(77,678)	(11,386)	(17.2)

	Years Ended December 31,
	2006		2007		2008
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue
	(in thousands, except percentages)
Other income (expenses):
Interest income	2,392	0.5	27,906	4.7	17,114	2,508	3.8
Interest expenses	(12,735)	(2.6)	(9,858)	(1.7)	(16,599)	(2,433)	(3.7)
Government grants	10,108	2.1	17,064	2.9	6,752	990	1.5
Investment income (expenses)	—	—	8,409	1.4	(1,830)	(268)	(0.4)
Other income, net	1,108	0.2	7,903	1.3	20,235	2,967	4.5

Income (loss) before income taxes and minority interest	150,759	31.1	172,342	28.9	(52,006)	(7,622)	(11.6)
Provision for income taxes	(16,392)	(3.4)	(1,200)	(0.2)	(502)	(74)	(0.1)
Minority interest, net of taxes	(88)	—	51	—	208	30	0.1

Net income (loss)	134,279	27.7	171,193	28.7	(52,300)	(7,666)	(11.6)

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Revenues. Our net revenues decreased by 24.3% from RMB596.0 million in 2007 to RMB451.0 million (US$66.1 million) in 2008, resulting primarily from:
•	a decrease in sales of Xianling Gubao from RMB444.9 million in 2007 to RMB315.5 million (US$46.2 million) in 2008;

•	a decrease in sales of Zaoren Anshen Capsules from RMB21.7 million in 2007 to RMB11.4 million (US$1.7 million) in 2008; and

•	a decrease in sales of Dianbaizhu Syrup from RMB25.9 million in 2007 to RMB0.8 million (US$0.1 million) in 2008.
The decrease in our net revenues from sales of Xianling Gubao was due primarily to a 45.7% decrease in our net revenues from sales of Xianling Gubao in retail pharmacies. The decrease was caused by the negative impact of sales of Xianling Gubao Granules by another company in direct competition with our Xianling Gubao products. In addition, in 2008, we found our then-existing market efforts to sell Xianling Gubao in retail pharmacies as an OTC medicine to be less effective as they were in the past, as a result of which we adopted new marketing strategies and launched new marketing initiatives to sell Xianling Guobao. We are currently streamlining our internal resources to focus on the new marketing strategies and tactics to sell Xianling Gubao in retail pharmacies as an OTC medicine. The decreases in our net revenues from sales of Zaoren Anshen Capsules and Dianbaizhu Syrup were primarily due to the fact that we allocated fewer resources to promote these products. In 2008, we ceased to market Dianbaizhu Syrup as one of our principal products.
Cost of Revenues. Our cost of revenues decreased by 18.8% from RMB206.0 million in 2007 to RMB167.3 million (US$24.5 million) in 2008. The decrease in our cost of revenues was due primarily to a 31.8% decrease in the cost of raw materials used, from RMB159.5 million in 2007 to RMB111.7 million (US$16.4 million) in 2008. The decrease in our cost of revenues resulted primarily from a significant decrease in the quantity of products we manufactured and sold. The percentage decrease in our cost of revenues being less than the percentage decrease in our net revenues was due to the proportional increase of lower-margin products in our product mix and the decrease in profit margins of our principal products in 2008.
Gross Profit. As a result of the foregoing, our gross profit decreased by 27.3% from RM390.0 million in 2007 to RMB283.7 million (US$41.6 million) in 2008. Our gross margin decreased from 65.4% in 2007 to 62.9% in 2008.
Advertising Expenses. Our advertising expenses decreased by 17.2% from RMB96.9 million in 2007 to RMB80.2 million (US$11.8 million) in 2008. The decrease in our advertising expenses resulted primarily from decreased expenditures on television advertising, from RMB71.9 million in 2007 to RMB61.2 million (US$9.0 million) in 2008, and, to a lesser degree, from decreased advertising expenditures on newspaper, magazines and billboards from RMB25.0 million in 2007 to RMB19.0 million (US$2.8 million) in 2008. The decrease in our advertising expenses was primarily due to our introduction of the new marketing initiatives. As the effects of advertising initiatives are diminishing, in the second half of 2008, we started to set up our own direct sales counters in large retail pharmacies and reduce our spending in mass media advertisements. Advertising expenses as a percentage of our total net revenues, however, increased from 16.3% in 2007 to 17.8% in 2008 as the decrease in advertising expenses was less significant than the decrease in our net revenues.
Other Selling and Marketing Expenses. Our other selling and marketing expenses increased by 17.1% from RMB68.4 million in 2007 to RMB80.0 million (US$11.7 million) in 2008. This increase resulted primarily from an increase of RMB8.7 million (US$1.3 million) in salaries and benefits for our salespeople, which were caused by an increase in average compensation per person. Other selling and marketing expenses, as a percentage of our net revenues increased from 11.5% in 2007 to 17.7% in 2008.

General and Administrative Expenses. Our general and administrative expenses decreased by 1.3% from RMB92.5 million in 2007 to RMB91.3 million (US$13.4 million) in 2008. This decrease resulted primarily from a decrease of RMB10.3 million (US$1.5 million) in share-based compensation, partially offset by an increase in salaries and benefits of RMB2.4 million (US$0.4 million) for our administrative staff and an increase in depreciation and amortization of RMB6.6 million (US$1.0 million). The decrease in share-based compensation was due to (1) the decrease in the amount of vested restricted shares and share options; and (2) the forfeiture of restricted shares and share options granted to Mr. Shaolan Wang, our former chief financial officer, when he resigned from our company in August 2008. General and administrative expenses as a percentage of our net revenues increased from 15.5% in 2007 to 20.2% in 2008.
Research and Development Expenses. Our research and development expenses increased by 37.0% from RMB12.7 million in 2007 to RMB17.4 million (US$2.5 million) in 2008. The increase resulted primarily from an increase in spending on developing new products in cooperation with our research and development partners and clinical trials of our existing products. Research and development expenses as a percentage of our total net revenues increased from 2.1% in 2007 to 3.9% in 2008.
Impairment Loss on Goodwill. In 2008, we determined that the carrying value of Pulante exceeded its fair value due to a combination of factors, including the deteriorating macro-economic environment which resulted in a significant decline in customer demand for products manufactured by Pulante, intense pricing pressure on and increasing competition against the Pulante products. Accordingly, we recorded an impairment loss on goodwill of RMB28.1 million (US$4.1 million) in 2008. No impairment loss on goodwill was identified in 2007.
Impairment Loss on Intangible Assets. We recorded an impairment loss on intangible assets of RMB72.9 million (US$10.7 million) in 2008 due to a significant decline in customer demand for the products related mainly to the intangible assets of Guizhou LLF. We did not recognize any impairment loss on intangible assets in 2007.
Other Operating Income. Our other operating income increased by 29.1% from RMB1.4 million in 2007 to RMB1.8 million (US$0.3 million) in 2008. Our other operating income comprised principally of rental income, which increased in 2008 due to the increase in the rental rates of the premises we rented to third parties.
Loss from Operations. As a result of the foregoing factors, our loss from operations was RMB77.7 million (US$11.4 million) in 2008, compared with an income of RMB120.9 million in 2007.
Other Income (expenses). Our other income decreased by 50.0% from RMB51.4 million in 2007 to RMB25.7 million (US$3.8 million) in 2008. The decrease was due to a decrease in interest income, investment income, government grants and waiver of other payables and an increase in interest expense.
Loss Before Income Taxes and Minority Interest. Our loss before income taxes and minority interest was RMB52.0 million (US$7.6 million) in 2008, compared with an income of RMB172.3 million in 2007.
Provision for Income Taxes. Our provision for income taxes decreased from RMB1.2 million in 2007 to RMB502,000 (US$74,000) in 2008. This decrease was mainly due to the decrease in taxable profit of Tongjitang Pharmaceutical.
Net Loss. As a result of the foregoing factors, our net loss was RMB52.3 million (US$7.7 million) in 2008, compared with a net income of RMB171.2 million in 2007.
Year Ended December 31, 2007 Compared to Year Ended December 31, 2006
Net Revenues. Our net revenues increased by 22.9% from RMB485.0 million in 2006 to RMB596.0 million in 2007, resulting primarily from:
•	an 18.8% increase in sales of Xianling Gubao from RMB374.6 million in 2006 to RMB444.9 million in 2007;

•	an increase in sales of Zaoren Anshen Capsules from RMB12.0 million in 2006 to RMB21.7 million in 2007;

•	an increase in sales of Moisturizing and Anti-Itching Capsules from RMB10.2 million to RMB40.0 million in 2007; and

•	an increase in sales of Dianbaizhu Syrup from RMB5.7 million in 2006 to RMB25.9 million in 2007.
Our sales of third-party products decreased by 5.4% from RMB18.6 million in 2006 to RMB17.6 million in 2007 as we increased our focus on selling the products we produce. In 2006, we phased out our production of calcium supplements as we promoted solely Xianling Gubao for the treatment of osteoporosis, while we had also promoted calcium supplements as an osteoporosis treatment for a short period of time in 2005. We sold no calcium supplements in 2007 as compared to RMB37.4 million of calcium supplements in 2006 and had depleted our existing inventories of this product by the end of 2006. We do not intend to resume production of calcium supplements.

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
Cost of Revenues. Our cost of revenues increased by 27.4% from RMB161.7 million in 2006 to RMB206.0 million in 2007. The increase in our cost of revenues was due primarily to a 45.2% increase in the cost of raw materials used, from RMB109.9 million in 2006 to RMB159.5 million in 2007. The increase in our cost of revenues resulted primarily from a significant increase in the quantity of products we sold and, to a lesser degree, from an increase in the average price of raw materials and other manufacturing costs used for production of Xianling Gubao. The percentage increase in our cost of revenues being less than the percentage increase in our net revenues was due to the improvement in extraction efficiency and as a result of economies of scale.
Gross Profit. As a result of the foregoing, our gross profit increased by 20.6% from RM323.3 million in 2006 to RMB390.0 million in 2007. Our gross margin has slightly decreased from 66.7% in 2006 to 65.4% in 2007.
Advertising Expenses. Our advertising expenses increased by 13.9% from RMB85.1 million in 2006 to RMB96.9 million in 2007. The increase in our advertising expenses resulted primarily from increased advertising expenses on newspaper, magazines and billboards from RMB17.2 million in 2006 to RMB25.0 million in 2007, and, to a lesser degree, from increased expenditures on television advertising, from RMB67.9 million in 2006 to RMB71.9 million in 2007. Advertising expenses as a percentage of our total net revenues, however, decreased from 17.5% in 2006 to 16.3% in 2007.
Other Selling and Marketing Expenses. Our other selling and marketing expenses increased by 32.8% from RMB51.5 million in 2006 to RMB68.4 million in 2007. This increase resulted primarily from (1) an increase of RMB10.3 million in salaries and benefits for our salespeople, which were caused by an increase in the size of our sales force and by an increase in average compensation per person and (2) an increase of RMB3.9 million in our share-based compensation expenses, as we implemented our incentive scheme to motivate our key employees. Other selling and marketing expenses, as a percentage of our net revenues increased from 10.6% in 2006 to 11.5% in 2007.
General and Administrative Expenses. Our general and administrative expenses increased by 176.2% from RMB33.5 million in 2006 to RMB92.5 million in 2007. This increase resulted primarily from (1) an increase of RMB30.7 million in share-based compensation; (2) an increase in salaries and benefits of RMB7.4 million for our administrative staff; (3) an increase in depreciation and amortization of RMB4.3 million and (4) an increase in bad debt of RMB3.1 million. General and administrative expenses as a percentage of our net revenues increased from 6.9% in 2006 to 15.5% in 2007.
Research and Development Expenses. Our research and development expenses increased by 170.8% from RMB4.7 million in 2006 to RMB12.7 million in 2007. The increase was primarily caused by increased spending on developing new products in cooperation with our research and development partners. Research and development expenses as a percentage of our total net revenues increased from 1.0% in 2006 to 2.1% in 2007.
Other Operating Income (expenses). Our other operating income increased by 8.7% from RMB1.3 million in 2006 to RMB1.4 million in 2007.
Income from Operations. As a result of the foregoing factors, our income from operations decreased by 19.3% from RMB149.9 million in 2006 to RMB120.9 million in 2007.
Other Income. Our other income increased by 5790.5% from RMB873,000 in 2006 to RMB51.4 million in 2007. The increase was due to an increase in interest income, investment income, government grants and waiver of other payables.
Income (Loss) Before Income Taxes and Minority Interest. Our income before income taxes, minority interest increased by 14.3% from RMB150.8 million in 2006 to RMB172.3 million in 2007 because of the foregoing factors.
Provision for Income Taxes. Our provision for income taxes decreased from RMB16.4 million in 2006 to RMB1.2 million in 2007. This decrease was due primarily to our election to defer the commencement of our national enterprise income tax exemption period by six months, from July 1, 2005 to January 1, 2006. As a result, in 2006, we made a one-off provision for income tax on our income in the second half of 2005.
Net Income (loss). As a result of the foregoing factors, our net income increased by 27.5% from RMB134.3 million in 2006 to RMB171.2 million in 2007.

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
Revenue Recognition
We recognize net revenue for sales upon delivery of the products to and received by our customers and these revenues are recognized net of sales tax incurred. Customers do not have any rights for return except in the event of poor product quality; in such instances, we will replace the product, but no refunds are given. Historically, we have experienced no sales returns due to quality problems with our medicines. In 2006, 2007 and 2008, we incurred costs associated with returns resulting from damage to packaging and printing errors, but these costs have not been significant. Net revenues in 2006, 2007 and 2008 have been adjusted based on actual product return experience; historically, allowing product exchanges has not resulted in significant costs to us.
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
Useful Life of Intangible Assets
Intangible assets are amortized on a straight-line basis over their respective estimated useful life ranging from 6 to 27 years commencing on the dates of acquisition. The carrying value and useful lives of intangible assets are based on our current assessment of recoverability. We periodically evaluate whether certain circumstances may affect the estimated useful lives or the recoverability of the unamortized balance of intangible assets using both objective and subjective factors. Such factors include management’s best estimates and judgments of projected future earnings and cash flows, and analysis of recent sales and earnings trends. If any intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds its fair market value.
Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise. Goodwill impairment is tested using a two-step approach. The first step compares the fair value of each reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step is not required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of the reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purpose of evaluating goodwill impairment and does not result in an entry to implied fair value of goodwill.
Impairment of Long-lived Assets
We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measure impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss as the excess of carrying amounts over fair value of the assets. The determination of fair value of the long lived assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. Future cash flows can be affected by factors such as changes in global economies, business plans and forecast, regulatory developments, technological improvements, and operating results.

Share-based Compensation
We have granted restricted shares and share options to our directors, officers and employees. Share-based payment compensation is based on grant-date fair value and is recognized in our consolidated financial statements over the requisite service period, which is generally the vesting period. We grant our restricted shares at their fair value which generally represents the fair value of an unrestricted share less a discount calculated based on the length of time the share is restricted. For share options, determining the value of our share-based compensation expense in future periods requires the input of highly subjective assumptions, including the expected life of the options, the price volatility of our underlying shares, the risk free interest rate, the expected dividend rate, as well as estimated forfeitures of the options. We estimate our forfeitures based on past employee retention rates, our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our compensation charges may change based on changes to our actual forfeitures.
B. Liquidity and Capital Resources
Our principal sources of liquidity are our cash, cash equivalents and short-term and long-term borrowings, which comprise primarily of the proceeds from our initial public offering, as well as the cash flow generated from our operations. We believe that our current cash, cash equivalents, short-term and long-term borrowings and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from banks. However, the current financial turmoil affecting the financial markets and banking system may significant restrict our ability to obtain financing in the capital markets or from financial institutions.
Cash Flows and Working Capital
The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2006	2007	2008
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	130,653	23,294	100,210	14,688
Net cash used in investing activities	(55,274)	(7,016)	(296,207)	(43,416)
Net cash provided by (used in) financing activities	120,142	593,422	(40,585)	(5,949)
Effect of exchange rate changes	—	(42,954)	(45,086)	(6,608)
Net increase (decrease) in cash and cash equivalents	195,521	566,746	(281,668)	(41,285)
Cash and cash equivalents at beginning of year	35,488	231,009	797,755	116,930
Cash and cash equivalents at end of year	231,009	797,755	516,087	75,645
Operating Activities
Net cash provided by operating activities in 2008 was RMB100.2 million (US$14.7 million). We had a net loss of RM52.3 million (US$7.7 million). Net cash provided by our operating activities in 2008 resulted primarily from (1) an impairment loss on intangible assets of RMB72.9 million (US$10.7 million), (2) a decrease in accounts receivable of RMB56.7 million (US$8.3 million) due to a significant decrease of our sales, (3) an impairment loss on goodwill of RMB28.1 million (US$4.1 million), and (4) share-based compensation expenses of RMB20.4 million (US$3.0 million). These items were partially offset by (1) an increase in notes receivable of RMB7.0 million (US$1.0 million), (2) an increase in amount due from a related party of RMB8.0 million (US$1.2 million), (3) an increase in inventories of RMB15.3 million (US$2.2 million) due primarily to increased purchasers of raw materials, and (4) an increase in our other prepaid expenses and currents of RMB14.5 million (US$2.2 million). For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.
Net cash provided by operating activities in 2007 was RMB23.3 million. Net cash provided by our operating activities in 2007 resulted primarily from (1) our net income of RMB171.2 million, (2) a decrease in our prepaid advertising expenses of RMB17.1 million and (3) a decrease in our other prepaid expenses and current assets of RMB6.8 million. The effect of these increases was offset in part by (1) an increase in accounts receivable of RMB103.0 million due to a significant increase in our sales, (2) an increase in inventories of RMB34.0 million due primarily to increased purchases of raw materials, and (3) an increase in notes receivable of RMB36.2 million as some of our customers settled through bank notes. For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.
Net cash provided by operating activities in 2006 was RMB130.7 million. Net cash provided by our operating activities in 2006 resulted primarily from (1) our net income of RMB134.3 million, (2) an increase in our accrued expenses and other liabilities of RMB15.3 million due primarily to an increase in the value-added taxes payable, which in turn was caused by an increase in our sales, and (3) an increase in our income tax payable. The effect of these increases was offset in part by (1) an increase in accounts receivable of RMB29.3 million due to a significant increase in our sales, (2) an increase in inventories of RMB13.2 million due primarily to increased purchases of raw materials, and (3) an increase in notes receivable of RMB11.0 million as some of our customers settled through bank notes. For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.

Investing Activities
Net cash used in investing activities in 2008 was RMB296.2 million (US$43.4 million), due primarily to (1) RMB189.8 million (US$27.8 million) for the payment of deposits on the acquisition of property, plant and equipment and intangible assets, (2) RMB37.8 million (US$5.5 million) cash paid on our acquisition of Pulante, (3) an increase in short-term bank deposit of RMB50.0 million (US$7.3 million), and (4) our expenses of RMB17.6 million (US$2.6 million) incurred in connection with the abandoned acquisition of our outstanding shares by Mr. Xiaochun Wang and Mr. Yongcun Chen, which will be reimbursed by Mr. Wang through deductions from future dividends that Mr. Wang will be entitled to.
Net cash used in investing activities in 2007 was RMB7.0 million, due primarily to (1) RMB27.8 million cash paid on our acquisition of Guizhou LLF, (2) RMB23.6 million used in the purchase of property, plant and equipment and intangible assets and (3) RMB10.5 million for the payment of deposits on the acquisition of property, plant and equipment and intangible assets. Cash outflows were offset in part by our receipt of short-term bank deposits of RMB50.0 million.
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
Financing Activities
Net cash used in our financing activities was RMB40.6 million (US$5.9 million) in 2008, resulting primarily from (1) repayment of bank loans of RMB201.5 million (US$29.5 million) and (2) cash RMB7.2 million (US$1.0 million) used in repurchases of shares. These cash outflows were partially offset by newly raised bank loans of RMB170.0 million (US$24.9 million).
Net cash provided by our financing activities was RMB593.0 million in 2007, resulting primarily from (1) net proceeds from our initial public offering of RMB587.6 million and (2) net receipt of loan proceeds of RMB5.9 million.
Net cash provided by our financing activities was RMB120.1 million in 2006, resulting primarily from (1) our issuance of equity securities to private investors to raise RMB178.0 million and (2) new bank loans of RMB115.0 million. These cash inflows were offset by our repayment of bank loans of RMB160.0 million.
Accounts Receivable
Our total accounts receivable decreased by RMB58.0 million to RMB214.5 million (US$31.4 million) as of December 31, 2008 from RMB272.6 million as of December 31, 2007. Our account receivable turnover time in 2008 was 197 days, as compared to 136 days in 2007 and 118 days in 2006. The increase in our turnover time was mainly due to our clients’ deteriorating loss of liquidity resulting from the negative impact of the recent financial crisis.
In 2008, we continued to strengthen our ability to collect our accounts receivable. During this period, we assessed credit risk profiles of our large distributors more closely before extending further credit to them. Our settlement department, which is in charge of monitoring our account receivable position with our distributors, reconciles account receivable balance between our books and distributors’ records on a monthly basis. For any overdue account receivable, the settlement department will request an immediate settlement with that distributor, stop delivering additional products to that distributor and commence collection procedures.
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
As we have historically experienced a very low level of bad debts, we have not made any general write-off for our accounts receivable. Our bad debt expense, as a percentage of our net revenues, was zero, 0.50% and zero for 2006, 2007 and 2008, respectively. We believe these percentages are not material.

Restrictions on Cash Dividends
We are a holding company with no operations of our own. We conduct our operations in China primarily through our indirect wholly-owned subsidiary, Tongjitang Pharmaceutical and its subsidiaries in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by Tongjitang Pharmaceutical. If Tongjitang Pharmaceutical incurs debt on its own behalf in the future, the instruments governing its debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, Tongjitang Pharmaceutical is required by PRC law to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. Although these statutory reserve fund can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of Tongjitang Pharmaceutical, the reserve fund is not distributable as cash dividends except in the event of a solvent liquidation of Tongjitang Pharmaceutical.
Borrowings
As of December 31, 2006, 2007 and 2008, we had RMB231.0 million, RMB797.8 million and RMB516.1 million (US$75.6 million) in cash and cash equivalents, respectively, and RMB27.1 million, RMB89.1 million and RMB85.1 million (US$12.5 million) in outstanding short-term borrowings, respectively. Our outstanding short-term borrowings consist primarily of short-term bank loans and, to a lesser degree, interest-free borrowings from the Guiyang municipal government. As of December 31, 2006, 2007 and 2008, we had RMB26.0 million, RMB88.0 million and RMB84.0 million (US$12.3 million) in short-term bank loans and current position of long-term bank loans, respectively, and RMB1.1 million, RMB1.1 million and RMB1.1 million (US$0.2 million) in borrowings from the municipal government, respectively. The decrease in our outstanding short-term bank loans in 2008 resulted primarily from the decreased current portion of our outstanding long-term loans and to a lesser degree, from our decreased borrowings from various banks in China with a term of less than one year throughout the year. These borrowings do not contain specific renewal terms but we historically have negotiated renewal of these types of facilities shortly before the applicable maturity dates. The municipal government provides us with interest-free loans to promote local business and industry. Our interest-free loans were unsecured and repayable on demand. We also had RMB118.0 million, RMB74.0 million and RMB50.0 million (US$7.3 million) in non-current portion of outstanding long-term bank loans as of December 31, 2006, 2007 and 2008, respectively. These outstanding long-term bank loans bore interest rates ranging from 6.3% to 7.956%, with terms of up to three years. As of December 31, 2006, 2007 and 2008, long-term bank loans of RMB10.0 million, RMB27.0 million and nil were guaranteed by independent third parties. We paid fees of RMB200,000 to an independent third party in 2006 for the provision of such guarantees. In 2007 and 2008, we did not incur such expenses.
Capital Expenditures
We made capital expenditures of RMB31.0 million, RMB34.1 million and RMB192.8 million (US$28.3 million) in the three years ended December 31, 2006, 2007 and 2008, respectively. A substantial majority of our capital expenditures have been spent on construction of our facilities and purchases of land, real property and equipment. We had lower capital expenditures in 2006 than in 2007 because we purchased office properties for our sales force in several provinces, such as Beijing and Shanghai, in 2007, and we made fewer such purchases in 2006. In 2008, our capital expenditures included deposits of RMB107.7 million (US$15.8 million) and RMB73.3 million (US$10.7 million) to purchaes a parcel of land and two properties in Guiyang, respectively, and the remaining balance was primarily used to purchase equipment. As of December 31, 2006, 2007 and 2008, our outstanding capital expenditure commitments were RMB10.4 million, RMB8.7 million and RMB16.7 million (US$2.4 million), respectively. We estimate that our capital expenditures in 2009 will be mainly used to pay the remaining purchase price of the parcel of land in Guiyang. We do not expect any significant increase in our capital expenditures in 2009.
Recently Issued Pronouncements
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2008, we adopted SFAS 159, but we have not elected the fair value option for any eligible financial instruments as of December 31, 2008.
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non-controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS No. 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies,” in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We are evaluating the impact, if any, of the adoption of SFAS 141R. It is not expected to have a material impact on our financial position, results of operations and cash.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the non-controlling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. We are evaluating the impact, if any, of the adoption of SFAS 160. It is not expected to have a material impact on our financial position, results of operations and cash flows.
In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. We are evaluating the impact, if any, of the adoption of FSP SFAS 142-3. It is not expected to have a material impact on our financial position, results of operations and cash flows.
In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain non-forfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008. We are evaluating the impact, if any, of the adoption of FSP EITF 03-6-1. It is not expected to have a material impact on our financial position, results of operations and cash flows.
In November 2008, the FASB ratifies the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. We are evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on our financial position, results of operations and cash flows.
C. Research and Development
We acquired all our principal products, including Xianling Gubao, from third parties. We have also engaged in joint research efforts with our partners to improve our existing products and to develop new products. For example, we are in the process of jointly developing a new generation of Xianling Gubao with Beijing University of Traditional Chinese Medicine; and we are cooperating with Guiyang College of Traditional Chinese Medicine and certain individual scientists to develop new medicines for the treatment of hepatitis. We are collaborating with the Medical Herbs Research Center of the Chinese Medical Science Institute to improve our extraction technology. We also have jointly developed with Guiyang College of Traditional Chinese Medicine a new medicine for the treatment of the common cold, which is pending SFDA approval for clinical trial. Under our arrangements with our research partners, we are responsible for providing funding and research assistance, while our research partners are responsible for the research and clinical trials. Under our agreements with Beijing University of Traditional Chinese Medicine and the Medical Herbs Research Center of the Chinese Medical Science Institute, in each case, we and the research partner share the ownership of the research results, but we are exclusively entitled to the economic benefits of the research results without being required to pay royalties. Under our agreement with Guiyang College of Traditional Chinese Medicine, we have the sole ownership of, and the exclusive economic entitlement to, the research results. Under our agreements with those individual scientists, we have the preemptive rights to purchase the intellectual properties of the research results.
In 2006, 2007 and 2008, we received RMB1.7 million, RMB3.6 million and RMB1.4 million (US$0.2 million) in government research grants to support our research and development efforts, respectively. Government grants are recognized when received and all the conditions specified in the grant have been met. As of December 31, 2008, we had 11 product candidates that were in various stages of development. See “Item 4. Information on the Company—B. Business Overview—Products—Product Pipeline.”
Our research and development expenditures were RMB4.7 million, RMB12.7 million and RMB17.4 million (US$2.5 million) in 2006, 2007 and 2008, respectively, representing 1.0%, 2.1% and 3.8% of our net revenues, respectively. Our research and development expenditures were primarily spent on the acquisition of product candidates and our research partnerships and, to a lesser degree, on remunerations for our research and development personnel.

D. Trend Information
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2008:

	Payment Due by Period
		Less than			5 Years or
	Total	1 Year	1-2 Years	3-4 Years	more
	(in RMB thousands)
Long-term debt obligations(1)	142,796	90,263	52,533	—	—
Operating lease obligations(2)	3,228	1,895	1,338	49	46
Capital purchase and other purchase obligations(3)	16,696	16,696	—	—	—
Other liabilities reflected on the balance sheet(4)	22,190	22,190	—	—	—

Total	184,910	131,044	53,871	49	46

(1)	Includes future interest obligations.

(2)	Includes lease obligations for our office premises and buildings under non-cancelable leases.

(3)	Represents commitments for the purchase of property, plant and equipment and acquired intangible assets and payments for research and development services. These commitments are not recorded on our balance sheet as of December 31, 2008, as we have not received related goods or services or taken title to the properties.

(4)	Represents payable for the acquisition of Pulante recorded on our balance sheet as of December 31, 2008.
G. Safe Harbor
This annual report on Form 20-F contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including, but not limited to, the following:
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
This annual report on Form 20-F also contains data related to China’s pharmaceutical market, including the traditional Chinese medicine market, the National Medical Insurance Program and the osteoporosis medicine market in China. Unlike in the United States, there is limited authoritative data on the osteoporosis medicine sector in China. For example, there is limited data concerning the market size for osteoporosis medicine in China, particularly the traditional Chinese medicines used for the treatment of osteoporosis, and the annual medical costs for osteoporosis in China. In addition, any data that is available may not be current. The pharmaceutical market in China, including the traditional Chinese medicine market, may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of our ADSs. In addition, the rapidly changing nature of the pharmaceutical market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.
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
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xiaochun Wang	41	Chairman of the Board of Directors, Chief Executive Officer
Justin Yan Chen	43	Director and Chief Operating Officer
Yongcun Chen	43	Independent Director
Harry K. Genant	66	Independent Director
David Ray White	54	Independent Director
Charles Wang	43	Chief Financial Officer
Ling Qin	49	Chief Technology Officer
Eric Chan	33	Financial Controller
Mr. Xiaochun Wang is the chairman of our board of directors and our chief executive officer. Mr. Wang has also been the president of Tongjitang Pharmaceutical since May 1997 and a director of Tongjitang Distribution since February 2001. Mr. Wang served as a director of Guizhou Tongjitang Traditional Chinese Medicines Planting Co., Ltd. from June 2006 to December 2008. Mr. Wang received his bachelor’s degree in law from the Southwest University of Political Science and Law in China in 1989.
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

Mr. Yongcun Chen became an independent director of our company in April 2009 and he has been a director of our company since June 22, 2006. From October 2000 to February 2008, Mr. Chen was a director of Silver Grant International Industries Limited, a public company listed on the Hong Kong Stock Exchange. Mr. Chen has been the assistant to general manager of Well Kent International Limited since 2000. Mr. Chen received his bachelor’s degree in engineering in 1988 and master’s degree in engineering in 1992, both from Tsinghua University. Mr. Chen has over 10 years’ experience in finance and investment.
Dr. Harry K. Genant has been an independent director of our company since March 15, 2007. Dr. Genant is a co-founder of Synarc. Since 1998, Dr. Genant has been the chairman emeritus and member of the board of directors of Synarc. Currently, Synarc is contracted by us to test the efficiency and safety of Xianling Gubao under criteria established by the U.S. Food and Drug Administration. Dr. Genant is also professor emeritus of radiology, orthopedic surgery, medicine and epidemiology at the University of California at San Francisco, or UCSF. Dr. Genant serves on the advisory boards of Novartis, GlaxoSmithKline, Merck Sharp & Dohme, Amgen, Syeth, Bristol-Myers Squibb, Servier and Eli Lilly. Dr. Genant completed his internship at Johns Hopkins University in Baltimore, Maryland, where he was part of the Osler Medical Service. Dr. Genant also completed his residency training in medicine and in radiology at the University of Chicago, after which he was chief of musculoskeletal radiology at UCSF for the following 30 years. Dr. Genant founded the Osteoporosis and Arthritis Research Group, or OARG, in the Department of Radiology at UCSF in 1986, and remains its executive director. The OARG has been widely acclaimed as a leading source of research in noninvasive imaging methods applied to osteoporosis, arthritis and orthopedics. In 1967, Dr. Genant received his medical degree from Northwestern University in Chicago, Illinois.
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
Mr. Charles Wang has been our chief financial officer since December 2008. From June 1999 to December 2008, he served as Chief Financial Officer at Asia Renal Care, Ltd., a leading healthcare service provider in the Asia-Pacific region. Prior to June 1999, Mr. Wang was the Finance Director at Hanson Pacific Ltd., the Asia Pacific Headquarters of Hanson PLC, where he structured and executed mergers, acquisitions and joint venture transactions. Early in his financial career, Mr. Wang was Corporate Finance Manager at PricewaterhouseCoopers (Hong Kong), and Assistant Audit Manager at Kingston Smith Chartered Accountants. Mr. Wang received his B.A. with honors in Economics and Accounting from the University of Leeds, England, and has been a member of the Institute of Chartered Accountants of England and Wales since 1991.
Dr. Ling Qin has been our chief technology officer since July 2006. Since 2005, Dr. Qin has been a professor and research scientist in the Musculoskeletal Research Laboratory of the Chinese University of Hong Kong, Hong Kong, or Chinese University. He joined the Department of Orthopaedics & Traumatology of the Chinese University in September 1994 and has been this department’s director of research since 1997. From 1992 to 1993, Dr. Qin worked as postdoctoral fellow in the AO/ASIF Research Institute in Switzerland. In 1993, he was employed as a research scientist by the Department of Orthopaedics and Traumatology, Medical School of Rudolf Virchow at the Free University of Berlin, Germany. Dr. Qin received his bachelor degree in education and master degree in education from the Beijing University of Physical Education with a major in functional anatomy, and doctorate degree in sports sciences in 1992 from the German Sports University Cologne, where he majored in experimental morphology.
Mr. Eric Chan has been our financial controller since November 2006. Mr. Chan is a certified public accountant in Hong Kong and has over nine years of accounting and finance experience. Prior to joining us, Mr. Chan was a financial controller of Pioneer Pacific Holdings Limited from 2003 to 2006 and was a finance manager from 2001 to 2003. He worked at KPMG as an accountant from 1997 to 2001 on accounting and audit matters for Hong Kong, PRC and U.S. multinational companies. Mr. Chan has been a certified public accountant of the Hong Kong Institute of Certified Public Accountants since 2004 and an associate member of the Association of Chartered Certified Accountants since 2001. Mr. Chan received his bachelor’s degree in accountancy in 1997 from The Hong Kong Polytechnic University.

B. Compensation of Directors and Executive Officers
In 2008, the aggregate cash compensation paid by us to our executive officers and directors was RMB2.1 million (US$0.3 million). Our executive officers and directors have also been paid pursuant to the 2006 Share Incentive Plan in the form of restricted shares and share options.
2006 Share Incentive Plan
On October 9, 2006, our board of directors adopted a 2006 Share Incentive Plan, or the 2006 plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2006 plan was amended and approved by shareholders on October 24, 2007 and further amended and approved by shareholders on October 30, 2008. The main substantive amendments relate to the addition of provisions that explicitly allow us to adjust the exercise price per share of an option under the plan. Up to 10% of our total issued ordinary shares then outstanding may be reserved for issuance under the 2006 plan, but no more than ten million shares may be issued pursuant to incentive share options under the plan. The following paragraphs describe the principal terms of the 2006 plan.
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
The following table summarizes, as of the date of this annual report on Form 20-F, the outstanding options that we granted to our directors and executive officers and to other individuals as a group under our share incentive plan. The exercise price of our outstanding share options is US$2.91 per share, which is the average closing price on the 30 consecutive trading days before the date of the written resolution.

	No. of
	Restricted Shares		No. of
Name	Granted	Vesting Period	Share Options Granted	Vesting Period
Xiaochun Wang	400,000	130,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		130,000 on June 30, 2008		400,000 on June 30, 2008
		140,000 on June 30, 2009		400,000 on June 30, 2009
Justin Yan Chen	100,000	30,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		30,000 on June 30, 2008		400,000 on June 30, 2008
		40,000 on June 30, 2009		400,000 on June 30, 2009
Yongcun Chen	50,000	16,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		16,000 on June 30, 2008		400,000 on June 30, 2008
		18,000 on June 30, 2009		400,000 on June 30, 2009
Harry K. Genant	40,000	13,000 on June 30, 2007	—	—
		13,000 on June 30, 2008
		14,000 on June 30, 2009

David R. White	40,000	13,000 on June 30, 2007	—	—
		13,000 on June 30, 2008
		14,000 on June 30, 2009
Ling Qin	40,000	13,000 on June 30, 2007	400,000	130,000 on June 30, 2007
		13,000 on June 30, 2008		130,000 on June 30, 2008

		14,000 on June 30, 2009		140,000 on June 30, 2009
Other employees	586,714	Mostly on June 30, 2007

Total:	1,256,714		4,000,000

Pursuant to a share option grant agreement dated December 15, 2008 among Mr. Xiaochun Wang, Mr. Charles Wang and us, Mr. Xiaochun Wang granted Mr. Charles Wang’s 180,000 restricted shares and 240,000 share options. 60,000 restricted shares will vest on a yearly basis over a three-year period following December 15, 2008. 40,000, 80,000 and 120,000 share options will vest and become exercisable at the first, second and third anniversary of on December 15, 2008, respectively.
C. Board Practices
Our board of directors consists of five members. There are no family relationships between any of our directors and executive officers.
Committees of the Board of Directors
We have three committees under the board of directors: an audit committee, a compensation committee and a corporate governance and nominating committee. We have adopted a charter for each of the three committees.

Audit Committee
Our audit committee consists of Messrs. David Ray White, Harry K. Genant and Yongcun Chen. Mr. White, who has accounting and financial management expertise, is an audit committee financial expert as defined in Item 401(h) of Regulation S-K under the Securities Act. Messrs. White, Genant and Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:
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
In 2008, our audit committee held meetings or passed resolutions by unanimous written consent four times.
Compensation Committee
Our compensation committee consists of Messrs. David Ray White, Harry K. Genant and Yongchun Chen. Messrs. White, Genant and Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•	determining the compensation package of our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.
In 2008, our compensation committee held meetings or passed resolutions by unanimous written consent one time.
Corporate Governance and Nominating Committee
Our corporate governance and nominating committee consists of Messrs. David Ray White, Harry K. Genant and Yongcun Chen. Messrs. White, Genant and Chen satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:
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
In 2008, our corporate governance and nominating committee did not hold meetings or pass resolutions by unanimous written consent.

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
Duties of Directors
Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. Our articles of association govern the way our company is operated and the power granted to the directors to manage the daily affairs of our company.
Terms of Directors and Executive Officers
Our officers are elected by and serve at the discretion of the board of directors. Under our articles of association, our directors are not subject to a term of office, and hold office until such time as they are removed from office by ordinary resolution of our shareholders. A director will be removed from office if, among other things, the director (1) gives notice in writing to us that he or she resigns from our company; (2) becomes bankrupt or makes any arrangement or composition with his or her creditors; (3) dies or is found by our company to be or becomes of unsound mind; or (4) if all our other directors (being not less than two in number) resolve that he or she should be removed as a director.
D. Employees
We had 1,654, 2,074 and 1,670 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2008:

	Number of Employees	Percentage of Total Employees
Manufacturing	336	20.2%
Marketing and Sales	972	58.2%
General and Administration	156	9.3%
Research and Development	72	4.3%
Others	134	8.0%

Total	1,670	100%

The following table sets forth the contributions we are required under PRC regulations to make to various plans and funds for the benefit of our employees, as measured by the percentages of our employees’ salaries:

		National			Work Related
		Medical			Injuries	Maternity
	Pension	Insurance	Housing	Unemployment	Insurance	Insurance
Employees’ plans and funds	Plan	Program	Fund	Insurance Plan	Plan	Plan
Percentages	20.0%	7.5%	5.0%	2.0%	1.2%	0.7%
The workers’ union of Tongjitang Distribution, on behalf of the workers in that company, holds approximately 7.24% and 4% equity interests in our subsidiaries, Tongjitang Distribution and Tongjitang Chain Stores, respectively.
As of December 31, 2008, of our 1,670 employees, 3 held doctorate degrees, 17 held master’s degrees and 328 held bachelor’s degrees. We believe that we have a good relationship with our employees, as evidenced by a low attrition rate among our employees. Our employees are not covered by any collective bargaining agreement.

Other than our sales force, which is dispersed across the country, most of our employees are located in Guizhou Province, where we carry out all of our manufacturing and a majority of our administrative and research and development activities. A significant majority of our marketing and sales personnel, however, are dispersed throughout China, with a higher concentration in metropolitan centers and the more affluent and developed eastern provinces in China. In November 2006, we relocated our corporate head office from the city of Guiyang in Guizhou Province to Shenzhen, which is a special economic zone in China and is located in Guangdong province, one of our key markets. We believe that this move will help us attract and retain talent in management and research and development.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 29, 2009, by:
•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)
	Number	%

Directors and Executive Officers:

Xiaochun Wang (2)	53,935,584	39.5

Justin Yan Chen (3)	1,300,000	1.0

Yongcun Chen (4)	1,234,000	*

Harry K. Genant (5)	40,000	*

David Ray White (6)	40,000	*

Charles Wang	—	—

Ling Qin (7)	440,000	*

Eric Chan	—	—

All directors and executive officers as a group	56,989,584	40.9

Principal Shareholders:

Hanmax Investment Limited (8)	52,449,892	38.8

Fosun Industrial Co., Limited (9)	25,649,392	19.0

Merrill Lynch & Co., Inc. (10)	9,934,608	7.3

Samtung Investment Limited (11)	8,344,000	6.2

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Percentage of beneficial ownership of each listed person is based on 135,209,722 ordinary shares outstanding as of May 29, 2009, as well as the ordinary shares underlying share options exercisable by such person within 60 days of this annual report. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Includes 52,449,892 ordinary shares held by Hanmax Investment Limited, a British Virgin Islands company wholly owned and controlled by Xiaochun Wang, 145,692 ordinary shares directly owned by Mr. Wang, 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Wang within 60 days of the date of this annual report and 140,000 unvested restricted shares held by Mr. Wang that will vest within 60 days of the date of this annual report. The business address of Mr. Wang is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.

(3)	Includes 60,000 ordinary shares held by Justin Yan Chen, 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days of the date of this annual report and 40,000 unvested restricted shares held by Mr. Chen that will vest within 60 days of the date of this annual report. The business address of Mr. Chen is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.

(4)	Includes 16,000 ordinary shares held by Yongcun Chen, 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days of the date of this annual report and 18,000 unvested restricted shares held by Mr. Chen that will vest within 60 days of the date of this annual report. Mr. Yongcun Chen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address of Mr. Chen is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.

(5)	Includes 26,000 ordinary shares held by Harry K. Genant and 14,000 unvested restricted shares held by Mr. Genant that will vest within 60 days of the date of this annual report. The business address of Mr. Genant is 7 Tara Hill Road, Tiburon, CA 94920, U.S.A.

(6)	Includes 26,000 ordinary shares held by David R. White and 14,000 unvested restricted shares held by Mr. White that will vest within 60 days of the date of this annual report. The business address of Mr. White is 841 Deer Ridge, Waco, Texas 76712, U.S.A.

(7)	Includes 26,000 ordinary shares held by Ling Qin, 400,000 ordinary shares issuable upon exercise of options held by Mr. Qin within 60 days of the date of this annual report and 14,000 unvested restricted shares held by Mr. Qin that will vest within 60 days of the date of this annual report. The business address of Mr. Qin is Flat D, 3/F, Royal Ascot, Futan, Shatin, N.T., Hong Kong.

(8)	Hanmax Investment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Xiaochun Wang. The registered address of Hanmax Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(9)	Represents 25,649,392 ordinary shares held by Fosun Industrial Co., Limited (“Fosun Industrial”), a company incorporated in Hong Kong, China. The business address of Fosun Industrial is Flat/Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China. Fosun Industrial is a wholly owned subsidiary of Shanghai Fosun Pharma R&D Co. Ltd. (“Fosun Pharma R&D”). Fosun Pharma R&D is a wholly owned subsidiary of Shanghai Fosun Pharmaceutical Group Co. Ltd (“Fosun Pharma”), which in turn is a subsidiary of Fosun International Limited (“Fosun International”), a Hong Kong company listed on the Hong Kong Stock Exchange. Fosun International is a subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”). Fosun International Holdings is controlled by Guo Guangchang.

(10)	Merrill Lynch & Co., Inc., a Delaware corporation, may be deemed to beneficially own a total of 9,934,608 ordinary shares. Merrill Lynch & Co., Inc. is a wholly owned subsidiary of the Bank of America Corporation. ML Global Private Equity Fund, L.P., a Cayman Islands exempted limited partnership, holds 7,446,756 ordinary shares and Merrill Lynch Ventures L.P. 2001, a Delaware limited partnership, holds 2,482,252 ordinary shares. MLGPE Ltd., the general partner of ML Global Private Equity Fund L.P., and Merrill Lynch Ventures, LLC, the general partner of Merrill Lynch Ventures L.P. 2001, are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated, a joint book runner of our initial public offering. As of December 31, 2008, Merrill Lynch, Pierce, Fenner & Smith Incorporated, a wholly owned subsidiary of Merrill Lynch & Co., Inc., owned 5,600 ordinary shares of our company.

(11)	Samtung Investment Limited is a British Virgin Islands company wholly owned and controlled by Silver Grant International Industries Limited, or Silver Grant. Silver Grant is a public limited company incorporated in Hong Kong and whose shares are listed on the Stock Exchange of Hong Kong Limited. The registered address of Samtung Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.
Hanmax Investment Limited, Merrill Lynch & Co., Inc., S-Yangtse Holdings Limited and Samtung Investment Limited held 40.1%, 7.4%, 6.5% and 6.2% of our ordinary shares immediately after our initial public offering, respectively. As of December 31, 2008, S-Yangtse Holdings Limited held 4.3% of our ordinary shares. Fosun Industrial Co., Limited initially acquired 5.37% of our ordinary shares on October 17, 2008 and held 19.0% of our ordinary shares as of April 20, 2009.
As of May 29, 2009, 135,209,722 of our ordinary shares were issued and outstanding. Approximately 47.6% of our issued and outstanding ordinary shares are held by record holders in the United States, including 13,590,700 ADSs held by the depositary.
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
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—Share Ownership.”

B. Related Party Transactions
Transactions among Subsidiaries
Starting from 2006, Tongjitang Pharmaceutical and Tongjitang Distribution entered into distribution agreements on an annual basis. Pursuant to these distribution agreements, Tongjitang Pharmaceutical appointed Tongjitang Distribution to be the authorized distributor in Guizhou for certain of our products. Under the distribution agreement of year 2008, we agreed to supply our products, including Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules to Tongjitang Distribution at a certain discount from the wholesale price we offer to other third-party distributors. The net revenues of Tongjitang Pharmaceutical from these inter-company sales were approximately RMB13.7 million, RMB6.6 million and RMB8.7 million (US$1.3 million) in 2006, 2007 and 2008, respectively.
Tongjitang Distribution also sells our products to Tongjitang Chain Stores based on purchase orders issued by the latter from time to time.
Transactions among Certain Directors, Shareholders and Affiliates
Related Party Balances
As of December 31, 2006, 2007 and 2008, amounts due from related parties were RMB2.2 million, RMB0.5 million and RMB9.2 million (US$1.3 million), respectively. The amounts due from related parties in 2006 included RMB1.7 million due from Tongjitang Culture and Communication Co., Ltd., or Tongjitang Culture, a company controlled by Ms. Xiaoqin Wang and Mr. Xiaoping Wang, the sister and brother-in-law of Mr. Xiaochun Wang, our chairman and executive officer, and RMB0.5 million amount due from the workers’ union of Tongjitang Distribution. The amount due from Tongjitang Culture in 2006 was fully repaid in 2007. The amount due from the related party in 2007 was the amount due from the workers’ union of Tongjitang Distribution. The amounts due from related parties in 2008 included the advance payment of RMB8.5 million (US$1.2 million) made by us to Tongjitang Culture in connection with the advertising service provided by it and RMB0.6 million (US$0.1 million) due from certain former shareholders of Pulante. In September 2008, Ms. Xiaoqin Wang and Mr. Xiaoping Wang transferred their equity interest in Tongjitang Culture to a third party. Currently, Tongjitang Culture is not our related party.
As of December 31, 2006, 2007 and 2008, amounts due to related parties were RMB1.9 million, RMB1.9 million and RMB 8.7 million (US$1.3 million), respectively. The amounts due to related parties in 2006 included RMB0.6 million due to Mr. Xiaochun Wang, RMB0.9 million due to Mr. Xiaoming Wang, the brother of Mr. Xiaochun Wang and RMB0.4 million due to Tongjitang Culture. The amounts due to related parties in 2007 include RMB0.6 million due to Mr. Xiaochun Wang, RMB0.9 million due to Mr. Xiaoming Wang, and RMB0.4 million due to Tongjitang Culture. The amounts due to related parties in 2008 include RMB7.4 million (US$1.1 million) due to a former shareholder of Pulante, RMB0.9 million (US$0.1 million) due to Mr. Xiaoming Wang, and RMB0.4 million (US$0.06 million) due to Tongjitang Culture. The RMB0.6 million due to Mr. Xiaochun Wang was fully repaid in 2008.
Amounts due from or due to related parties were non-interest bearing and payable on demand.
Disposition of Subsidiaries and investment in an affiliate
In 2002, Tongjitang Pharmaceutical and Tongjitang Distribution established Guizhou Tongjitang Chinese Medicine Sliced Herbs, or Tongjitang Sliced Herbs, which was a domestic PRC company engaged in the business of prepared herbal medicine in small pieces or crude slices ready for preparation into traditional Chinese medicine soups or teas by consumers. PRC foreign investment regulations do not permit foreign investment in the sliced herbs businesses. Accordingly, following our restructuring into a foreign holding company structure, on February 20, 2005, Tongjitang Pharmaceutical entered into an equity transfer agreement to transfer its entire 66.67% equity interest in Tongjitang Sliced Herbs to Mr. Xiaochun Wang for RMB3.4 million in cash, which approximated the then carrying value as of the date of disposition. A loss of RMB1,000 was recognized on the disposition and recorded as a deemed distribution to a shareholder in 2005. In January 2006, Tongjitang Distribution disposed of its 33.33% equity interest in Tongjitang Sliced Herbs to Mr. Xiaochun Wang at a consideration of RMB2.0 million, which resulted in the recognition of a RMB186,000 deemed contribution from a shareholder in the year ended December 31, 2006.
Other Related Party Transactions
Pursuant to a supply contract, Tongjitang Sliced Herbs agreed to provide Tongjitang Distribution with Chinese medicinal sliced herbs at a price to be the lowest in Guiyang from January 1, 2005 to December 31, 2006. Tongjitang Distribution purchased materials in an amount of RMB603,000 from Tongjitang Sliced Herbs in 2006. As of the date of this annual report, Tongjitang Pharmaceutical does not hold any equity interest in Tongjitang Sliced Herbs.
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
In June 2006, Tongjitang Pharmaceutical and Tongjitang Sliced Herbs established Tongjitang Planting, which was a domestic PRC company engaging in the business of cultivating medicine herbs, primarily barrenwort, used in the production of our products. Tongjitang Pharmaceutical and Tongjitang Sliced Herbs held 95% and 5% equity interests in Tongjitang Planting, respectively. In December 2008, Tongjitang Pharmaceutical entered into a share transfer agreement with Mr.  Hongliang Fan to transfer its 95% equity interest in Tongjitang Planting, for RMB341,629 (US$50,074). The transfer was consummated in December 2008.

Tongjitang Pharmaceutical used advertising agency services provided by Tongjitang Culture, amounting to RMB6.0 million (US$0.9 million) for the year ended December 31, 2008.
In 2008, we incurred expenses of RMB17.6 million (US$2.6 million) relating to the proposed acquisition of our outstanding shares by Mr. Xiaochun Wang and Mr. Yongcun Chen. Such expenses will be reimbursed by Mr. Xiaochun Wang through deductions from future dividends that Mr. Wang will be entitled to. Accordingly, it is recorded as a deemed distribution to a shareholder during the year ended December 31, 2008.
Restructuring
On January 20, 2006, Samtung Investment Limited, a subsidiary of Silver Grant International Industries Limited, a public company listed on the Hong Kong Stock Exchange, was issued 5,422 shares of Unisources Enterprises Limited for RMB100.0 million. These shares were exchanged for 10,844,000 ordinary shares of us in June 2006 as described in the following paragraph.
As part of our reorganization in anticipation of our initial public offering, in June 2006, we issued a total of 90,364,000 ordinary shares to existing shareholders of Unisources Enterprises Limited in exchange for all of the shares that these shareholders previously held in Unisources Enterprises Limited.
On November 8, 2006, we issued 7,446,756 ordinary shares to ML Global Private Equity Fund, L.P. and 2,482,252 ordinary shares to Merrill Lynch Ventures L.P. 2001 in a private placement for approximately US$15.5 million. The purchase price was determined through arm’s-length negotiations with ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001.
In connection with our issuance and sale of ordinary shares in November 2006, we entered into a shareholders’ agreement on November 8, 2006. This shareholders’ agreement granted certain rights to our shareholders, including rights of first offer, tag-along rights, veto rights over certain significant corporate actions and a right to put shares to us under certain situations. This agreement terminated upon the listing of our ADSs on the New York Stock Exchange in our initial public offering.
Our shareholders other than Hanmax Investment Limited are entitled to certain registration rights, including demand registration and piggyback registration.
Registration Rights
Pursuant to the registration rights agreement entered into on November 8, 2006, we have granted certain registration rights to our then shareholders other than Hanmax Investment Limited. Set forth below is a description of the registration rights granted under the agreement.
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

Employment Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of two or three years, with automatic extension for successive one-year terms unless either party opts to terminate the employment. We may terminate his employment for cause at any time, with prior written notice or remuneration, for certain acts of the executive officer, including, but not limited to, a conviction to a felony, or willful gross misconduct by the executive officer in connection with his employment, and in each case if such acts have resulted in material and demonstrable financial harm to us.
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
Each of our executive officers has agreed to hold, both during and subsequent to the terms of his agreement, in confidence and not to use, except in pursuance of his duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulting from work performed by them, and to assign us all right, title and interest to such inventions, designs and techniques. In addition, each executive officer has agreed to non-competition and non-solicitation restrictions.
Share Incentives
See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—2006 Share Incentive Plan.”
C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
We have appended consolidated financial statements filed as part of this annual report on Form 20-F.
Legal and Administrative Proceedings
We may be subject to legal proceedings, investigations and claims incidental to the conduct of our business from time to time. We are not currently a party to any litigation or other legal proceedings brought against us. We also are not aware of any legal proceeding, investigation or claim, or other legal exposure that has more than a remote possibility of having a material adverse effect on our business, financial condition or results of operations.
Dividend Policy
We have never declared or paid any dividends, and we do not plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
We rely principally on dividends paid to us by Tongjitang Pharmaceutical, our wholly-owned subsidiary in China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, Tongjitang Pharmaceutical is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this annual report, these general reserves amounted to RMB64.5 million (US$9.5 million), accounting for 14.1% of the registered capital of Tongjitang Pharmaceutical. In addition, at the discretion of its board of directors, Tongjitang Pharmaceutical may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.

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
B. Significant Changes
Except as disclosed elsewhere in this annual report on Form 20-F, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.
ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
Our ADSs, each representing four ordinary shares, have been listed on the New York Stock Exchange since March 16, 2007 under the symbol “TCM.”
For the year ended December 31, 2008, the trading price ranged from $1.97 to $9.95 per ADS.
The following table provides the high and low trading prices for our ADSs on the NYSE for (1) the years 2007 (from March 16, 2007) and 2008, (2) each of the four quarters of 2007 (from March 16, 2007) and 2008 and the first quarter of 2009 and (3) each of the past six months.

	Sales Price
	High	Low
Annual Highs and Lows
2007 (from March 16, 2007)	12.88	7.50
2008	9.95	1.97
Quarterly Highs and Lows
2007
First Quarter (from March 16, 2007)	11.27	9.65
Second Quarter	12.88	9.21
Third Quarter	12.62	7.50
Fourth Quarter	12.39	8.33
2008
First Quarter	9.95	6.57
Second Quarter	8.95	3.80
Third Quarter	4.50	2.35
Fourth Quarter	3.38	1.97
2009
First Quarter	3.90	2.33
Monthly Highs and Lows
December 2008	3.01	2.02
January 2009	3.00	2.33
February 2009	3.50	2.75
March 2009	3.90	2.75
April 2009	3.85	3.22
May 2009	4.99	3.43

B. Plan of Distribution
Not applicable.
C. Markets
Our ADSs, each representing four ordinary shares, have been listed on the New York Stock Exchange since March 15, 2007 under the symbol “TCM.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The following are summaries of material provisions of our amended and restated memorandum and articles of association, as well as the Companies Law insofar as they relate to the material terms of our ordinary shares.
Registered Office and Objects
The registered office of our company shall be located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KYI-1104, Cayman Islands, or at such other place as the directors may from time to time decide.
According to Article 3 of our memorandum of association, the purposes for which our company is established are unrestricted and our company shall have full power and authority to carry out any purpose not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6.C. Board Practices—Board of Directors.”
Ordinary Shares
General
All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.
Dividends
The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights
Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by a show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.
A quorum required for a meeting of shareholders consists of shareholders who hold at least one-half of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least five days is required for the convening of our annual general meeting and other shareholders’ meetings.
An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.
Transfer of Ordinary Shares
Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.
Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien.
Liquidation
On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption of Ordinary Shares
Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.
Variations of Rights of Shares
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a resolution passed by at least a majority of the holders of the class present in present or by proxy at a general meeting of the holders of the shares of that class.
Inspection of Books and Records
Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Changes in Capital
We may from time to time by ordinary resolutions:
•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	sub-divide our existing shares, or any of them, into shares of a smaller amount than is fixed by our memorandum of association;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.
Differences in Corporate Law
The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation (a “Plan”), which must then be authorised by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.
In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
The Cayman Islands courts can be expected to follow English case law precedents. The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and (c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Indemnification of Directors and Executive Officers and Limitation of Liability
Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud or willful default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.
Anti-Takeover Provisions in the Amended and Restated Memorandum and Articles of Association
Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.
Directors’ Fiduciary Duties
Under the Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.
As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company: a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and British Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals
Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a general meeting of shareholders. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.
Cumulative Voting
Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors can be removed by a simple majority of those votes, cast at a general meeting, or the unanimous written resolution of all shareholders.
Transactions with Interested Shareholders
The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up
Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the passing of a special resolution.
Variation of Rights of Shares
Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with consent in writing of the holders of the issued shares of that class or the sanction of a special resolution passed at a general meeting of holders at that class.

Amendment of Governing Documents
Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with the passing of a special resolution.
Rights of Non-resident or Foreign Shareholders
There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
See “Item 4.B. Information on the Company—Business Overview—Other Regulation—Foreign Exchange.”
E. Taxation
The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws not addressed herein.
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
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;

•	insurance companies;

•	broker-dealers;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	U.S. expatriates;

•	regulated investment companies or real estate investment trusts;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock options or otherwise as compensation;

•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in such partnership will depend on the status of such partner and the activities of such partnership.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the beneficial owner of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders (as discussed below) could be affected by actions taken by intermediaries in the chain of ownership between the holder of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying shares.
Passive Foreign Investment Company
Based on the market price of our ADSs and the value and composition of our assets, we believe that we were a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for any taxable year if either:
•	at least 75% of its gross income for such year is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.
We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the asset test will generally be determined by reference to the market price of our ADSs or ordinary shares, our PFIC status will depend in large part on the market price of our ADSs or ordinary shares, which may fluctuate significantly. Based on the significant decline in the market price of our ADSs and our retention of a significant amount of cash during the taxable year ended December 31, 2008, we believe that we were a PFIC for such year. In addition, we believe that there is a significant risk we will be a PFIC for the current taxable year ending December 31, 2009 and for future taxable years, unless the market price of our ADSs increases or we reduce the amount of cash and other passive assets we hold relative to the amount of non-passive assets we hold.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we will generally continue to be treated as a PFIC with respect to you for all succeeding years during which you own ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares, as applicable. If such election is made, you will be deemed to have sold the ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the rules described in the following two paragraphs. After the deemed sale election, so long as we do not become a PFIC in a subsequent taxable year, your ADSs or ordinary shares with respect to which such election was made will not be treated as shares in a PFIC and you will not be subject to the rules described below with respect to any “excess distribution” you receive from us or any gain from an actual sale or other disposition of the ADSs or ordinary shares. You are strongly urged to consult your tax advisors as to the possibility and consequences of making a deemed sale election if we cease to be a PFIC and such election becomes available to you.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules, if you receive any excess distribution or realize any gain from a sale or other disposition of the ADSs or ordinary shares:
•	the excess distribution or realized gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs, you will be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion that the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs or ordinary shares, and you may be subject to the rules described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. It is possible that one or more of our subsidiaries were PFICs for the taxable year ended December 31, 2008. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) of a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and realized gains. If you make a valid mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are treated as a PFIC with respect to you an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us except that the lower capital gains rate applicable to qualified dividend income (discussed below under "—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs are currently listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs remain listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we are a PFIC (as we believe we were for 2008). Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules described above regarding excess distributions and realized gains with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and realized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
If you hold ADSs or ordinary shares in any year in which we are treated as a PFIC with respect to you, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.
YOU ARE STRONGLY URGED TO CONSULT YOUR TAX ADVISORS REGARDING THE IMPACT OF OUR BEING A PFIC FOR 2008 ON YOUR INVESTMENT IN OUR ADSs AND ORDINARY SHARES AS WELL AS THE APPLICATION OF THE PFIC RULES AND THE POSSIBILITY OF MAKING A MARK-TO-MARKET ELECTION.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed above, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares (including the amount of any taxes withheld therefrom) will generally be includible in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent that such excess amount exceeds your tax basis, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that any distribution we make will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Any dividends we pay to you will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.
With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends will be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, common or ordinary shares, or ADSs representing such shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs (but not our ordinary shares). If we are treated as a “resident enterprise” for PRC tax purposes under the new PRC tax law (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will be “passive category income” or, in the case of certain U.S. Holders, “general category income.”

If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise’”), subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances.
Taxation of Disposition of the ADSs or Ordinary Shares
Subject to the PFIC rules discussed above, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss will generally be capital gain or loss. If you are a non-corporate U.S. Holder, such as an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations.
Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, subject to exceptions and limitations. However, if we are treated as a “resident enterprise” for PRC tax purposes under the new PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC withholding tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares (see “Item 3. Key Information—D. Risk Factors— Risks Related to Doing Business in China—Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC ‘resident enterprise’”), a U.S. Holder that is eligible for the benefits of the treaty may elect to treat such gain as PRC source income. You should consult your tax advisor regarding the proper treatment of gain or loss in your particular circumstances.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%, unless the conditions of an applicable exception are satisfied. Backup withholding will not apply to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing an appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We previously filed with the SEC our registration statement on Form F-1, as amended, and prospectus under the Securities Act of 1933, with respect to our ordinary shares.

We are subject to the periodic reporting and other informational requirements. Under the Securities Exchange Act of 1934, the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F: (1) within six months after the end of each fiscal year, which is December 31, for fiscal years ending before December 15, 2011; and (2) within four months after the end of each fiscal year for fiscal years ending on or after December 15, 2011. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549, and at the regional office of the Securities and Exchange Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.
We will furnish The Bank of New York Mellon, the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.
In accordance with NYSE Rules 203.01, we will post this annual report on Form 20-F on our website at www.tongjitang.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2008, our total outstanding loans amounted to RMB135.1 million (US$19.8 million) with interest rates varying from 6.3% to 7.956%. A 1.0% increase in each applicable interest rate would have added approximately RMB1.4 million to our interest expense in 2008. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected, and our interest expenses may be higher than expected due to changes in market interest rates.
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

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the Renminbi against the U.S. dollar by December 31, 2008. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, further appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2008 into Renminbi at the exchange rate of US$1.00 for RMB6.8225 as of December 31, 2008, such a cash balance would have been RMB6.8 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.7 million. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
Inflation in China has not materially impacted our results of operations in recent years, but we can provide no assurance that we will not be affected in the future. According to the PRC National Bureau of Statistics, the change in the consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.
In March 2007, we completed our initial public offering of ADSs sold by us and certain selling shareholders. In the initial public offering, we registered and sold 8,350,000 ADSs, representing 33,400,000 ordinary shares, at US$10.00 per ADS on March 16, 2007. The aggregate price of the offering amount registered and sold was approximately US$83.5 million, of which we received net proceeds of approximately US$78.6 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. We used the net proceeds received from our initial public offering as follows:
•	approximately US$3.9 million to enhance our marketing of Xianling Gubao and other products;

•	approximately US$2.5 million to strengthen our research and development infrastructure and broaden and commercialize our product pipeline; and

•	approximately US$34.5 million for general corporate purposes, which include (1) approximately US$3.8 million for our acquisition of Guizhou LLF, (2) approximately US$6.1 million for our acquisition of Pulante, (3) approximately US$8.8 million for our acquisition of Anhui Jingfang, and (4) approximately US$15.8 million for our acquisition of a parcel of land in Guiyang, Guizhou Province.
Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this annual report on Form 20-F, our management, with the participation of our chief executive officer and chief financial officer, performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2008, our existing disclosure controls and procedures were ineffective primarily due to the material weaknesses in our internal control over financial reporting described below.
Management’s Annual Report on Internal Control Over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for our company, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2008. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Based on this assessment, management concluded that our internal control over financial reporting was ineffective as of December 31, 2008 due to the material weaknesses described below:
(1) a lack of a formalized U.S. GAAP closing and reporting process;
(2) insufficient number of accounting personnel with SEC reporting and U.S. GAAP reporting experiences;
(3) a lack of financial planning and monitoring process at top management level;

(4) inadequate credit control and monitoring system which hinder our ability to assess the credit risk of our customers;
(5) inadequate controls over filing, generating and amending documents in respect of sales and purchase transactions;
(6) inadequate control processes in the application of the Enterprise Resources Planning System; and
(7) inconsistent implementation of approval procedures established in our policies and guidelines.
This annual report does not include an attestation report of our independent registered public accounting firm, Deloitte Touche Tohmatsu, regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm, Deloitte Touche Tohmatsu, pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.
Management’s Remediation Initiatives
We have planned to make the following necessary changes and improvements to address the material weaknesses in internal control over financial reporting described above:
(1) establish a formal U.S. GAAP closing and reporting process for monthly, quarterly and annual financial reporting purposes;
(2) continue to recruit finance and accounting personnel who are experienced in SEC reporting and are familiar with U.S. GAAP financial reporting;
(3) establish at board level formal procedures for budgeting, forecasting, monitoring financial performance and assessing risks;
(4) introduce formal procedures for assessing and monitoring the credit risks of our customers on a regular basis;
(5) set up a central data room to safeguard key documents, as well as implement formal procedures for the amendments of key contracts;
(6) implement measures to upgrade the hardware, software and control procedures of our Enterprise Resources Planning System; and
(7) enforce established internal policies and guidelines to ensure full compliance.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu, our independent registered public accounting firm, for the periods indicated. We did not pay any tax-related or other fees to our auditors during the periods indicated below.

	2007		2008
Audit fees (1)	US$	420,000	US$	430,000
Audit-related fees (2)	US$	1,756,000	US$	230,500

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2007 involve principally the issuance of a comfort letter, providing listing advice in connection with our initial public offering and interim review. Services comprising the fees disclosed under the category of “Audit-related fees” in 2008 involve principally the interim review of financial statements.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by Deloitte Touche Tohmatsu, including audit services, audit-related services, tax services and other services which are approved by the Audit Committee prior to the completion of the audit.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
The table below is a summary of the ADSs repurchased by us. All the ADSs were purchased in the open market.

			Total Number of ADSs	Approximate Dollar
			Purchased as Part of	Value of ADSs that
	Total Number of	Average Price Paid	Publicly Announced	may Yet be Purchased
Period	ADSs Purchased	Per ADS(1)	Plan(2)	Under the Plan(1)
December 1, 2008 – December 31, 2008	440,900	2.38	440,900	US$	18,938,374
January 2, 2009 – May 29, 2009	1,320,300	3.11	1,320,300	US$	14,791,591
Total	1,761,200	2.93	1,761,200	US$	14,791,591

(1)	Each of our ADSs represents four ordinary shares.

(2)	On September 9, 2008, we announced that our board of directors had approved a share repurchase program to repurchase from the open market up to US$20 million worth of our outstanding ADSs within 18 months after the shareholders’ approval. On October 30, 2008, our shareholders approved the share repurchase program at the annual general meeting for the year 2008. We will cancel the ADSs repurchased and their underlying ordinary shares in due course.
ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
Not applicable.
ITEM 16G. CORPORATE GOVERNANCE
We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Tongjitang Chinese Medicines Company and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number		Description of Document
1.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant
2.1		Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)
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
4.3
2006 Share Incentive Plan (as amended on October 30, 2008) (incorporated by reference to Exhibit 99.1 from our Post-Effective Amendment No. 1 to S-8 registration statement (File No. 333-140888) filed with the Commission on December 23, 2008)

4.4
Subscription Agreement dated December 21, 2005 among Samtung Investment Limited, Unisources Enterprises Limited, Xiaochun Wang and Shaolan Wang (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.5
Sale and Purchase Agreement dated June 15, 2006 among the Registrant, Unisources Enterprises Limited and shareholders of Unisources Enterprises Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.6
Share Purchase Agreement dated November 8, 2006 among the Registrant, ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.7
English Translation of License Agreement dated January 12, 2005 between Xiaochun Wang and Tongjitang Pharmaceutical (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.8
Real Property Lease Agreement dated July 11, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

8.1	*	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Deloitte Touche Tohmatsu
15.2	*	Consent of Global Law Office

*	Filed with this Annual Report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TONGJITANG CHINESE MEDICINES COMPANY
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang
	Title:	Chairman and Chief Executive Officer
Date: June 2, 2009

TONGJITANG CHINESE MEDICINES COMPANY
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED
DECEMBER 31, 2006, 2007 AND 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Tongjitang Chinese Medicines Company:
We have audited the accompanying consolidated balance sheets of Tongjitang Chinese Medicines Company and its subsidiaries (the “Company”) as of December 31, 2007 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2008 and the related financial statement schedule included in Schedule 1. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing the audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly, in all material respects, the information set forth therein.
Our audits also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 2(s). Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.
/s/ Deloitte Touche Tohmatsu
Deloitte Touche Tohmatsu
Hong Kong
June 2, 2009

TONGJITANG CHINESE MEDICINES COMPANY
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands of Renminbi and United States Dollars, except share data and per share data)

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Net revenues	484,992	596,007	451,032	66,109
Cost of revenues	(161,675)	(206,019)	(167,345)	(24,528)

Gross profit	323,317	389,988	283,687	41,581
Advertising expenses	(85,088)	(96,876)	(80,180)	(11,752)
Other selling and marketing expenses	(51,462)	(68,357)	(80,031)	(11,730)
General and administrative expenses	(33,484)	(92,487)	(91,325)	(13,386)
Research and development expenses	(4,680)	(12,673)	(17,368)	(2,546)
Impairment loss on goodwill	—	—	(28,062)	(4,113)
Impairment loss on intangible assets	—	—	(72,910)	(10,687)
Government grant (related to research and development)	—	—	1,428	209
(Loss) gain on disposal of property, plant and equipment and land use rights	—	(72)	3,970	582
Gain on disposal of a subsidiary	—	—	1,312	192
Other operating income	1,283	1,395	1,801	264

Income (loss) from operations	149,886	120,918	(77,678)	(11,386)
Other income (expenses):
Interest income	2,392	27,906	17,114	2,508
Interest expense	(12,735)	(9,858)	(16,599)	(2,433)
Government grants	10,108	17,064	6,752	990
Investment income (expenses)	—	8,409	(1,830)	(268)
Waiver of other payable	—	5,542	—	—
Other income, net	1,108	2,361	4,171	612
Tax refund on reinvestment of profits	—	—	16,064	2,355

Income (loss) before income taxes and minority interest	150,759	172,342	(52,006)	(7,622)
Provision for income taxes	(16,392)	(1,200)	(502)	(74)
Minority interest	(88)	51	208	30

Net income (loss)	134,279	171,193	(52,300)	(7,666)

Earnings (loss) per share
Ordinary shares
— basic	1.47	1.35	(0.39)	(0.06)

— diluted	1.47	1.35	(0.39)	(0.06)

Ordinary shares classified as mezzanine equity—basic and diluted	1.47	1.35	N/A	N/A

Share-based compensation expenses during the related periods included in:
Cost of revenues	—	2,120	—	—
Other selling and marketing expenses	—	3,860	—	—
General and administrative expenses	—	30,671	20,446	2,997
Research and development expenses	—	449	—	—

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands of Renminbi and United States Dollars, except share data and per share data)

	December 31,
	2007	2008	2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	797,755	516,087	75,645
Short-term bank deposit	—	50,000	7,329
Notes receivable	48,959	55,987	8,206
Accounts receivable, net of allowance for doubtful accounts of RMB4,414 and RMB6,028 (US$884) as of 2007 and 2008, respectively	272,562	214,543	31,446
Amounts due from related parties	535	9,189	1,347
Inventories	76,194	97,553	14,299
Trading securities	2,797	792	116
Prepaid advertising expenses	9,334	1,692	248
Receivable on sale of property, plant and equipment	—	12,600	1,847
Other prepaid expenses and current assets, net of allowance for doubtful accounts of RMB175 and RMB147 (US$22) as of 2007 and 2008, respectively	7,776	21,548	3,158

Total current assets	1,215,912	979,991	143,641
Property, plant and equipment, net	155,849	152,249	22,316
Land use rights, net	18,739	28,902	4,236
Deposits for acquisition of property, plant and equipment, and intangible assets	11,197	188,103	27,571
Acquired intangible assets, net	90,018	24,736	3,626
Receivable on sale of property, plant and equipment	—	6,210	910
Long-term other assets	333	1,800	264
Deferred tax assets	2,007	1,107	162

Total assets	1,494,055	1,383,098	202,726

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	89,100	85,100	12,473
Accounts payable	18,009	14,663	2,149
Amounts due to related parties	1,893	8,717	1,277
Accrued expenses and other current liabilities	57,810	81,130	11,892
Income taxes payable	3,080	926	136

Total current liabilities	169,892	190,536	27,927
Long-term bank loans	74,000	50,000	7,329
Deferred tax liabilities	12,955	7,272	1,066

Total liabilities	256,847	247,808	36,322

Commitments (Note 18)
Minority interest	632	475	70
Shareholders’ equity:
Ordinary shares (US$0.001 par value: 500,000,000 shares authorized and 135,349,722 shares as of December 31, 2007, and 135,209,722 shares as of December 31, 2008, respectively, issued and outstanding)	1,071	1,070	157
Treasury stock (US$0.001 par value: nil shares and 1,763,600 shares as of December 31, 2007 and 2008 outstanding, respectively)	—	(7,159)	(1,049)
Additional paid-in capital	870,980	891,427	130,659
Accumulated other comprehensive loss	(42,990)	(88,093)	(12,912)
Retained earnings	407,515	337,570	49,479

Total shareholders’ equity	1,236,576	1,134,815	166,334

Total liabilities and shareholders’ equity	1,494,055	1,383,098	202,726

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands of Renminbi and United States Dollars, except share data and per share data)

					Additional	Accumulated other		Total
	Ordinary share		Treasury		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	capital		stock		capital	losses	earnings	equity	income (loss)
	Number of shares	RMB	Number of shares	RMB	RMB	RMB	RMB	RMB	RMB

At as January 1, 2006	79,520,000	642	—	—	39,917	—	102,043	142,602
Net income	—	—	—	—	—	—	134,279	134,279	134,279

Issuance of share capital	10,844,000	81	—	—	99,916	—	—	99,997
Deemed contribution from a shareholder on disposal of an affiliate	—	—	—	—	186	—	—	186

At as December 31, 2006	90,364,000	723	—	—	140,019	—	236,322	377,064
Net income	—	—	—	—	—	—	171,193	171,193	171,193
Foreign currency translation adjustments	—	—	—	—	—	(42,990)	—	(42,990)	(42,990)
Conversion of mezzanine equity	9,929,008	77	—	—	120,568	—	—	120,645
Issuance of shares upon the initial public offering	33,400,000	258	—	—	645,548	—	—	645,806
Offering expenses	—	—	—	—	(72,242)	—	—	(72,242)
Issuance of restricted shares	1,656,714	13	—	—	(13)	—	—	—
Share-based compensation	—	—	—	—	37,100	—	—	37,100

									128,203

At as December 31, 2007	135,349,722	1,071	—	—	870,980	(42,990)	407,515	1,236,576
Net loss	—	—	—	—	—	—	(52,300)	(52,300)	(52,300)
Deemed distribution to a shareholder	—	—	—	—	—	—	(17,645)	(17,645)
Foreign currency translation adjustments	—	—	—	—	—	(45,103)	—	(45,103)	(45,103)
Forfeiture of restricted shares	(140,000)	(1)	—	—	1	—	—	—
Repurchase of shares	—	—	1,763,600	(7,159)	—	—	—	(7,159)
Deemed contribution from a shareholder on share-based compensation to an employee	—	—	—	—	22	—	—	22
Share-based compensation	—	—	—	—	20,424	—	—	20,424

Balance at December 31, 2008	135,209,722	1,070	1,763,600	(7,159)	891,427	(88,093)	337,570	1,134,815	(97,403)

Balance at December 31, 2008 (in US$)		157		(1,049)	130,659	(12,912)	49,479	166,334

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of Renminbi and United States Dollars, except share data and per share data)

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	134,279	171,193	(52,300)	(7,666)
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangible assets	1,509	4,563	11,697	1,714
Amortization of land use right	368	360	543	80
Depreciation of property, plant and equipment	11,040	12,306	13,878	2,034
Allowance for doubtful accounts and other receivables	321	2,389	1,586	233
Gain on disposal of a subsidiary	—	—	(1,312)	(192)
Loss (gain) on disposal of property, plant and equipment and land use rights	—	72	(3,970)	(582)
Income (loss) attributable to the minority interests	88	(51)	(208)	(30)
Share-based compensation expenses	—	37,100	20,446	2,997
Impairment loss on intangible assets	—	—	72,910	10,687
Impairment loss on goodwill	—	—	28,062	4,113
Impairment on deposit for property, plant and equipment and land use rights	—	—	399	58
Write-down of inventories	—	458	1,181	173
Deferred tax	—	164	(8,023)	(1,176)
Changes in current assets and liabilities (net of effects of acquisition and dispositions):
Notes receivable	(11,027)	(36,227)	(7,028)	(1,030)
Accounts receivable	(29,293)	(103,001)	56,700	8,311
Amounts due from related parties	(16)	—	(7,965)	(1,166)
Inventories	(13,214)	(34,037)	(15,274)	(2,239)
Trading securities	—	(2,797)	2,005	294
Prepaid advertising expenses	(31)	17,062	7,642	1,120
Other prepaid expenses and current assets	9,020	6,784	(14,495)	(2,125)
Amount due from former shareholders of a subsidiary	—	—	48	7
Accounts payable	(1,047)	(4,262)	(4,544)	(666)
Amounts due to related parties	(2,705)	(4)	—	—
Accrued expenses and other current liabilities	15,269	(32,749)	386	57
Income taxes payable	16,092	(16,029)	(2,154)	(316)

Net cash provided by operating activities	130,653	23,294	100,210	14,688

Cash flows from investing activities:
Purchase of property, plant and equipment and land use rights	(22,477)	(13,595)	(3,058)	(448)
Proceeds from disposal of property, plant and equipment and land use rights	1,597	3,089	78	12
Deposits paid for acquisition of property, plant and equipment and intangible assets	(8,401)	(10,451)	(189,785)	(27,818)
Acquisition of intangible assets	(150)	(10,012)	—	—
Acquisition of a subsidiary, net of cash acquired	—	(27,751)	(35,694)	(5,232)
Proceeds on disposal of subsidiaries, net of cash disposed	—	—	(103)	(15)
Proceeds on disposal of an affiliate	2,000	—	—	—
Advance to a director and shareholder	—	—	(17,645)	(2,586)
Repayment from a related party	9,457	1,704	—	—
Repayment from independent third parties	300	—	—	—
Proceeds from disposal of investment	12,400	—	—	—
Increase (decrease) in short-term bank deposit	(50,000)	50,000	(50,000)	(7,329)

Net cash used in investing activities	(55,274)	(7,016)	(296,207)	(43,416)

TONGJITANG CHINESE MEDICINES COMPANY
CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from financing activities:
Repayment of borrowings	(159,908)	(44,150)	(201,500)	(29,536)
Repurchase of shares	—	—	(7,159)	(1,049)
New borrowings raised	115,000	50,000	170,000	24,918
Repayment to former shareholders of a subsidiary	—	—	(1,365)	(200)
Issuance of share capital	177,998	645,806	—	—
Direct and incremental offering expenses paid	(13,200)	(58,193)	—	—
Advance from (repayment to) related parties	2	(41)	(561)	(82)
Contribution from minority shareholder	250	—	—	—

Net cash provided by (used in) financing activities	120,142	593,422	(40,585)	(5,949)

Effect of exchange rate changes	—	(42,954)	(45,086)	(6,608)

Net increase (decrease) in cash and cash equivalents	195,521	566,746	(281,668)	(41,285)
Cash and cash equivalents at beginning of the year	35,488	231,009	797,755	116,930

Cash and cash equivalents at end of the year	231,009	797,755	516,087	75,645

Supplemental schedule of cash flow information:
Income tax paid	300	17,065	11,097	1,627

Interest paid	12,735	9,858	16,599	2,433

Non-cash investing and financing activities:
Payables for acquisition of a subsidiary	—	—	22,190	3,252
Deemed distribution of earnings to a director and shareholder	—	—	17,645	2,587
Proceeds on disposal of property, plant and equipment and land use rights included in other receivables	—	310	—	—
Proceeds on disposal of property, plant and equipment and land use rights included in receivables on sale of property, plant and equipment	—	—	18,065	2,648
Refund of deposit for property, plant and equipment included in receivables on sale of property, plant and equipment	—	—	745	109
Accounts payable for construction costs and acquisition of property, plant and equipment	10,753	6,683	6,882	1,009
Forfeiture of unvested restricted shares	—	—	1	—

See accompanying notes to consolidated financial statements

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of Renminbi and United States Dollars, except share data and per share data)
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

TONGJITANG CHINESE MEDICINES COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
1. Organization and Principal Activities—continued
As of December 31, 2008, subsidiaries of the Company are as follows:

		Percentage of
		ordinary share/
	Place of	registered capital
	establishment	held by the
Name of company	and operation	Company	Principal activities
Unisources	BVI	100%	Investment holding
Tongjitang Pharmaceutical (Hong Kong) Limited	Hong Kong	100%	Inactive
Tongjitang Pharmaceutical	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd. (“Tongjitang Distribution”)	PRC	92.76%	Wholesale distribution of medicine products
Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. (“Tongjitang Chain Stores”)	PRC	89.05%	Retail sales of medicines products and medical devices
Guizhou Longlife Pharmaceutical Co., Ltd (“Guizhou Longlife”)	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Qinghai Pulante Pharmaceutical Co., Ltd (“Qinghai Pulante”)	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Guizhou Jincili Technology Development Co., Ltd (“Guizhou Jincili”)	PRC	100%	Development of medicine products
2. Summary of Significant Accounting Policies
(a) Basis of presentation and principles of consolidation
The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. All inter-company accounts, transactions and cash flows have been eliminated on consolidation. The Company did not have variable interest in any variable interest entities.
(b) Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and those short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(c) Notes receivable
Notes receivable represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from us.
(d) Inventories
Inventories are stated at the lower of cost or market value. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost of inventory is calculated using the weighted average cost method. Write-downs of obsolete or slow-moving inventory are recorded based on the management’s specific analysis of future sales forecasts and economic conditions. Inventory write-downs of nil and RMB458 and RMB1,181 (US$173) for the years ended December 31, 2006, 2007 and 2008, respectively, were recorded in cost of revenues.
(e) Trading securities
Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Company’s investments in marketable securities is based upon the quoted market price on the last business day of the fiscal year.
Gain (loss) on trading securities considered of the following:

	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Realized gain on trading securities	—	9,555	—	—

Unrealized loss on trading securities	—	(1,146)	(1,830)	(268)

Total	—	8,409	(1,830)	(268)

(f) Property, plant and equipment, net
Property, plant and equipment are carried at cost less accumulated depreciation and amortization. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in income from operations.
Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of assets as follows:

Buildings	lesser of 50 years or lease term
Leasehold improvements	lesser of 10 years or lease term
Plant and machinery	5 – 10 years
Office equipment, furniture and fixtures	5 years
Motor vehicles	10 years

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(g) Land use rights
All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Company’s land purchased in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis.
Amortization expense totaled RMB368 and RMB360 and RMB543 (US$80) for the years ended December 31, 2006, 2007 and 2008, respectively.
As of December 31, 2007 and 2008, land use rights with a carrying amount of RMB2,628 and RMB14,603 (US$2,140), respectively were pledged in respect of the outstanding loan facilities.
(h) Goodwill
The excess of the purchase price over the fair value of net assets acquired is recorded on the consolidated balance sheet as goodwill. Goodwill is not amortized, but is tested for impairment at the reporting unit level at least on an annual basis at the balance sheet date or more frequently if certain indicators arise.
Goodwill impairment is tested using a two-step approach. The first step compares the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is greater than its carrying amount, goodwill is not considered impaired and the second step is not required. If the fair value of the reporting unit is less than its carrying amount, the second step of the impairment test measures the amount of the impairment loss, if any, by comparing the implied fair value of goodwill to its carrying amount. If the carrying amount of goodwill exceeds its implied fair value, an impairment loss is recognized equal to that excess. The implied fair value of goodwill is calculated in the same manner that goodwill is calculated in a business combination, whereby the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit, with the excess purchase price over the amounts assigned to assets and liabilities. Estimating fair value is performed by utilizing various valuation techniques, with the primary technique being a discounted cash flow.
The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cash flows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.
No impairment loss on goodwill was identified in 2006 and 2007. Impairment loss on goodwill of RMB28,062 (US$4,113), as more fully described in note 9, was identified in 2008.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(i) Acquired intangible assets, net
Acquired intangible assets, which consist primarily of patents, trademarks, distribution network, registered drug formulae and technical know-how, are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over their expected useful lives as summarized in note 10.
(j) Impairment of long-lived assets
The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss as the excess of carrying amounts over fair value of the assets.
(k) Revenue recognition
Revenue from the sale of pharmaceutical products is recognized when the products are delivered to and received by the customers, collectability is reasonably assured and the prices are fixed and determinable.
The Company has distributor arrangements with certain parties for sale of its pharmaceutical products. The distributor agreements do not provide charge back, price protection, or stock rotation rights. Accordingly, the Company records the revenue when products are delivered to and received by the distributors.
The Company presents revenues net of sales taxes incurred, which amounted to RMB86,487, RMB104,622 and RMB81,780 (US$11,987) for the years ended December 31, 2006, 2007 and 2008, respectively.
(l) Shipping and handling costs
Shipping and handling costs are classified as other selling and marketing expenses. For the years ended December 31, 2006, 2007 and 2008, shipping and handling costs classified as other selling and marketing expenses were RMB2,188, RMB5,273 and RMB4,775 (US$699), respectively.
(m) Advertising costs
The Company records payments made to advertising companies for the purpose of reserving prime-time television and magazine advertising space as prepaid advertising costs in the consolidated balance sheet. The Company expenses the prepaid advertising amount when the advertisement is published or aired. All other advertising costs are expensed as incurred.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(n) Government grants
Government grants include cash and interest subsidies as well as advance subsidies received from the PRC government by the operating subsidiaries of the Company. Subsidies received in respect of medical products research and development and incentives received from local government to encourage expansion of local businesses have been classified as operating income while all other subsidies and incentives including interest subsidies have been classified as non-operation income. Government grants are recognized when received and all the conditions specified in the grant have been met.
A Foreign Invested Enterprise (“FIE”) whose foreign investor directly reinvests by way of capital injection its share of profits obtained from that FIE or another FIE owned by the same foreign investor in establishing or expanding an export-oriented or technologically advanced enterprise in the PRC for a minimum period of five years may obtain a refund of the taxes already paid on those profits. Tongjitang Pharmaceutical qualified for such refund of taxes as a result of reinvesting its profit earned in previous years by its holding company. As a result, a tax refund of RMB16,064 (US$2,355) was approved and received during 2008 for the profits earned before December 31, 2007. The Company recorded the amount as other non-operating income for the year ended December 31, 2008.
(o) Research and development costs
Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred.
(p) Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share is required to be presented when potential dilution could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for share options and restricted shares. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings (loss) per share and, accordingly, 5,200,000 options to purchase ordinary shares were excluded in 2007 computation.
As of December 31, 2008, the Company had 4,800,000 options and 260,000 restricted share units outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share for the year ended December 31, 2008, as their effects would have been anti-dilutive.
The Company has one class of ordinary shares. However, during the years ended December 31, 2006 and 2007, certain shareholders had received a put right whereby these shareholders might require the Company to repurchase their ordinary shares under certain circumstances at a price equal to the subscription price, which might be other than fair value at the date of redemption (see note 13). Accordingly, the Company has used the “two-class” method of computing and presenting earnings per share. Upon initial public offering in 2007, the mezzanine equity was reclassified to Ordinary Shares. Since then, the Company only has one class of shares and stopped using the two-class method.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(p) Earnings (loss) per share—continued
The calculations of basic earnings (loss) per share and diluted earnings (loss) per share are computed as follows:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Income (loss) available to ordinary shareholders	134,279	171,193	(52,300)	(7,666)

Weighted average number of ordinary shares for the calculation of basic earnings (loss) per share	89,799,518	124,479,794	134,758,695	134,758,695
Effect of dilutive securities—restricted shares	—	4,184	—	—

Weighted average number of ordinary shares for the calculation of diluted earnings (loss) per share	89,799,518	124,483,978	134,758,695	134,758,695

Weighted average number of ordinary shares classified as mezzanine equity for the calculation of basic earnings per share	1,468,949	2,149,018	—	—

Ordinary shares—Basic earnings (loss) per share	1.47	1.35	(0.39)	(0.06)

Ordinary shares—Diluted earnings (loss) per share	1.47	1.35	(0.39)	(0.06)

Ordinary shares classified as mezzanine equity—basic and diluted earnings per share	1.47	1.35	N/A	N/A

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(q) Income taxes
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
Effective January 1, 2007, the Company adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides accounting guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition
(r) Foreign currency transactions
All transactions in foreign currencies are converted into functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured at rates of exchange existing on that date. Exchange loss of RMB984 and exchange gain of RMB1,240 and RMB3,758 (US$551) were recorded in the statements of operations for the year ended December 31, 2006, 2007 and 2008, respectively.
The functional currencies of the Company and its subsidiaries include the United States dollar (“US$”), Hong Kong dollar and Renminbi (“RMB”). All assets and liabilities of foreign subsidiaries are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange difference arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of comprehensive income (loss).
(s) Convenience translation into United States Dollars
The consolidated financial statements of the Company are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2008 into US$ is included solely for the convenience of readers and has been made at the rate of RMB6.8225 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(t) Share-based compensation
The Company recognizes the services received in exchange for awards of equity instruments based on the grant-date fair value of the award. The compensation cost is recognized on a straight-line basis over the vesting period.
(u) Comprehensive income (loss)
Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income consists of net income and foreign currency differences arising from translation of foreign subsidiaries.
(v) Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Company’s financial statements include allowance for doubtful debts, write-down of inventories, valuation of deferred tax assets, impairment of goodwill, and useful lives and impairment of acquired intangible assets and property, plant and equipment.
(w) Fair value of financial instruments
The carrying amounts of cash and cash equivalents, short-term bank deposit, notes receivable, accounts receivable, amounts due from related parties and former shareholders of a subsidiary, trading securities, other current assets, short-term borrowings, accounts payable, other current liabilities and amounts due to related parties and former shareholders of a subsidiary approximate their fair values due to the short-term nature of these instruments. The fair values of long-term bank loans approximate its carrying value as the interest rate does not significantly differ from market.
In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value, and enhances fair value measurement disclosure. In October 2008, the FASB issued FASB Staff Position (“FSP”) 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP SFAS 157-3”). FSP SFAS 157-3 clarifies the application of SFAS 157 in a market that is not active, and provides guidance on the key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Effective January 1, 2008, the Group adopted the measurement and disclosure requirements related to financial assets and financial liabilities. The adoption of SFAS 157 for financial assets and financial liabilities did not have any material impact on the Group’s results of operations or the fair values of its financial assets and liabilities.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(w) Fair value of financial instruments—continued
FSP SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP SFAS 157-2”) delayed the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until the fiscal year beginning after November 15, 2008. The Group is currently assessing the impact that the application of SFAS 157 to nonfinancial assets and liabilities will have on its results of operations and financial position.
Fair Value Hierarchy
SFAS 157 establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. SFAS 157 establishes three levels of inputs that may be used to measure fair value:
Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.
Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.
Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.
(x) Concentration of risk
Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and cash equivalents, short-term bank deposit, notes receivable, accounts receivable, amounts due from related parties and former shareholders of a subsidiary and trading securities. The Company places its cash and cash equivalents with financial institutions with high credit-ratings and quality.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(x) Concentration of risk—continued
In addition, as of December 31, 2007 and 2008, two customers in aggregate accounted for 30% and 25% respectively of the Company’s accounts receivables balance, and no other customer accounted for more than 10% individually of the total accounts receivables balance as of either date. The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
(y) Recently Issued Pronouncements
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). Under SFAS 159, a company may choose, at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Effective January 1, 2008, the Company adopted SFAS 159, but the Company has not elected the fair value option for any eligible financial instruments as of December 31, 2008.
In December 2007, the FASB issued SFAS No. 141 (Revised 2007), “Business Combination” (“SFAS 141R”). SFAS 141R is relevant to all transactions or events in which one entity obtains control over one or more other businesses. SFAS 141R requires an acquirer to recognize any assets and non controlling interest acquired and liabilities assumed to be measured at fair value as of the acquisition date. Liabilities related to contingent consideration are recognized and measured at fair value on the date of acquisition rather than at a later date when the amount of the consideration may be resolved beyond a reasonable doubt. This revised approach replaces SFAS 141’s cost allocation process in which the cost of an acquisition was allocated to the individual assets acquired and liabilities assumed based on their respective fair value. SFAS 141R requires any acquisition-related costs and restructuring costs to be expensed as incurred as opposed to allocating such costs to the assets acquired and liabilities assumed as previously required by SFAS No. 141. Under SFAS 141R, an acquirer recognizes liabilities for a restructuring plan in purchase accounting only if the requirements of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”, are met. SFAS 141R allows for the recognition of pre-acquisition contingencies at fair value only if these contingencies are likely to materialize. If this criterion is not met at the acquisition date, then the acquirer accounts for the non-contractual contingency in accordance with recognition criteria set forth under SFAS No. 5, “Accounting for Contingencies”, in which case no amount should be recognized in purchase accounting. SFAS 141R is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 141R. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the non controlling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of SFAS 160. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(In thousands of Renminbi and United States Dollars, except share data and per share data)
2. Summary of Significant Accounting Policies—continued
(y) Recently Issued Pronouncements—continued
In April 2008, the FASB issued FSP SFAS 142-3, “Determination of the Useful Life of Intangible Assets”. This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, “Goodwill and Other Intangible Assets”. This FSP is effective for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance for determining the useful life of a recognized intangible asset in this FSP shall be applied prospectively to intangible assets acquired after the effective date. The Company is evaluating the impact, if any, of the adoption of FSP SFAS 142-3. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
In June 2008, the FASB issued FSP Emerging Issues Task Force (“EITF”) 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”. This FSP gives guidance on the computation of earnings per share and the impact of share-based instruments that contain certain non forfeitable rights to dividends or dividend equivalents. The FSP is effective for fiscal years beginning after December 31, 2008. The Company is evaluating the impact, if any, of the adoption of FSP EITF 03-6-1. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.
In November 2008, the FASB ratifies the consensus reached by the Task Force in EITF Issue 08-7, “Accounting for Defensive Intangible Assets” (“EITF 08-7”). EITF 08-7 requires entities that will acquire a defensive intangible asset after the effective date of SFAS 141R, to account for the acquired intangible asset as a separate unit of accounting and amortize the acquired intangible asset over the period during which the asset would diminish in value. EITF 08-7 is effective for defensive intangible assets acquired in fiscal years beginning on or after December 15, 2008. The Company is evaluating the impact, if any, of the adoption of EITF 08-7. It is not expected to have a material impact on the Company’s financial position, results of operations and cash flows.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
3. Acquisition
Acquisition in 2008
In March 2008, Tongjitang Pharmaceutical acquired 100% equity interest in Qinghai Pulante, a company specialized in manufacturing herbal medicines for the treatment of respiratory disease. The purpose of the acquisition was to diversify the Company’s product portfolio with Tibetan recipe-originated medicines and potential inclusion of Qinghai Pulante’s products in national and provincial medicine catalogs of the National Medical Insurance Program to increase value for shareholders. Pursuant to the terms of the acquisition agreements, total consideration was approximately RMB60.0 million (US$8.8 million), of which, RMB22.2 million will be settled according to payment schedule which will be due in 2009.
The following summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

RMB
Assets acquired:

Cash and cash equivalents	2,066
Accounts receivable	295
Amounts due from related parties	736
Inventories	7,266
Other prepaid expenses and current assets	262
Property, plant and equipment	24,452
Intangible assets

Patents	9,698
Trademarks	2,289
Distribution network	4,106

Total	51,170

Liabilities assumed:

Short-term borrowings	3,500
Accounts payable	1,199
Amounts due to related parties	8,750
Accrued expenses and other current liabilities	2,593
Deferred tax liabilities	3,240

Total	19,282

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
3. Acquisition—continued
Acquisition in 2008—continued

Goodwill	28,062

Net assets acquired	59,950

Consideration — cash	37,760
Consideration — payable	22,190

Total	59,950

The estimated useful lives of the acquired intangible assets are:

Patents	10 years
Trademarks	10 years
Distribution network	5 years
The acquisition has no material effect on the Company’s results of operations, as if the acquisition had occurred as of January 1, 2007 and January 1, 2008.
Acquisition in 2007
In August 2007, Tongjitang Pharmaceutical acquired 100% equity interest in Guizhou Longlife, a company specialized in manufacturing herbal medicines for the treatment of rheumatoid arthritis and alleviates the side-effects of radiotherapy and chemotherapy for cancer patients. The primary assets acquired were the patents and technical know-how of the above products and the total consideration was approximately RMB32.8 million, including direct acquisition costs. The acquisition has been accounted for as an acquisition of assets.
The purchase price consisted of:

RMB
Cash consideration paid	32,170
Direct expenses incurred	608

Total purchase price	32,778

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
3. Acquisition—continued
Acquisition in 2007—continued
The following summarizes the estimated fair value of assets acquired and liabilities assumed on the date of acquisition:

RMB
Assets acquired:

Cash and cash equivalents	5,027
Accounts receivable	335
Inventories	1,225
Other prepaid expenses and current assets	5,910
Property, plant and equipment	1,152
Deferred tax assets	1,808

Total	15,457

Liabilities assumed:

Short-term borrowings	8,150
Accounts payable	2,397
Accrued expenses and other current liabilities	29,321
Deferred tax liabilities	13,280
Long-term bank loans	4,000

Total	57,148

Acquired intangible asset:

Patents	56,325
Trademarks	18,144

Total	74,469

Net assets acquired	32,778

The estimated useful lives of the acquired intangible assets are:

Patents	2 to 10 years
Trademarks	3 to 10 years

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
4. Disposal
In December 2008, the Company disposed of its entire interest of 95% in Guizhou Tongjitang Chinese Medicines Planting Co., Ltd. (“Tongjitang Planting”) to an independent third party. The net liabilities of Tongjitang Planting at the date of disposal were as follows:

RMB
Net liabilities disposed of:

Cash and cash equivalents	103
Other prepaid expenses and current assets	2,267
Property, plant and equipment	641
Amounts due to related parties	(2,380)
Accrued expenses and other current liabilities	(1,652)
Minority interest	51

(970)
Gain on disposal	1,312

Total consideration receivable	342

Cash and cash equivalents disposal of	103

Information on Tongjitang Planting, before intercompany elimination for the year ended December 31, 2008 is as follows:

Net revenue	—

Net loss	3,212

5. Allowance for doubtful debt accounts
A summary of movement in allowance for doubtful accounts and other receivables:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
At the beginning of the year	3,118	2,270	4,589	673
Allowances recognized during the year	321	2,389	1,586	233
Amounts written off as uncollectible	(123)	(70)	—	—
Allowances written back	(1,046)	—	—	—

At the end of the year	2,270	4,589	6,175	906

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
6. Receivables on sale of property, plant and equipment
The balance represents consideration receivable arising from disposal of certain property, plant and equipment during the year ended December 31, 2008. Such receivables will be settled by equivalent market value of raw materials provided by the buyer as of settlement dates during 2009 and 2010.
7. Inventories
Inventories consisted of the following:

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$
Raw materials	36,251	54,364	7,969
Work-in-process	20,973	20,094	2,945
Finished goods	18,970	23,095	3,385

	76,194	97,553	14,299

8. Property, Plant and Equipment, net
Property, plant and equipment, net consisted of following:

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$
Buildings	103,564	115,715	16,961
Leasehold improvements	18,300	21,057	3,086
Plant and machinery	54,963	59,896	8,779
Office equipment, furniture and fixtures	11,610	12,847	1,883
Motor vehicles	11,953	13,630	1,998

Sub-total	200,390	223,145	32,707
Less: Accumulated depreciation and amortization	(57,704)	(70,896)	(10,391)

	142,686	152,249	22,316
Construction in progress	13,163	—	—

Property, plant and equipment, net	155,849	152,249	22,316

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
8. Property, Plant and Equipment, net—continued
Depreciation and amortization expense totaled RMB11,040, RMB12,306 and RMB13,878 (US$2,034) for the years ended December 31 2006, 2007 and 2008, respectively.
As of December 31, 2007 and 2008, certain buildings with a combined net book value of RMB23,865 and RMB22,600 (US$3,313), respectively were pledged as security in respect of outstanding loan facilities.
As of December 31, 2007 and 2008, the registration process required with respect to the ownership of certain buildings amounting to RMB11,131 and RMB24,905 (US$3,650), respectively, had not yet been completed.
9. Goodwill
A summary of the changes in the carrying amount of goodwill, by reporting unit is as follows:

Qinghai
Pulante
RMB
Balance as at January 1, 2007 and December 31, 2007	—
Goodwill acquired during the year	28,062
Impairment loss	(28,062)

Balance as at December 31, 2008	—

The Company completed its annual impairment analysis for 2008. The Company performed the first step of its goodwill impairment test for its reporting unit and determined that the carrying value of Qinghai Pulante exceeded its fair value due to a combination of factors, including the deteriorating macro-economic environment which resulted in a significant decline in customer demand, intense pricing pressure and increasing competition. The fair value of Qinghai Pulante was estimated using a discounted cash flow methodology. Having determined that the goodwill of Qinghai Pulante was potentially impaired, the Company performed the second step of the goodwill impairment analysis which involves calculating the implied fair value of its goodwill by allocating the fair value of the reporting unit to all of its assets and liabilities other than goodwill and comparing the residual amount to the carrying value of goodwill. Accordingly, the Company recorded RMB28,062 (US$4,113) goodwill impairment loss on Qinghai Pulante for the year ended December 31, 2008.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
10. Acquired Intangible assets, net
As of December 31, 2007 and 2008, the carrying amount, accumulated amortization and impairment charges consisted of the following:

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$
Cost:

Patents	57,538	67,428	9,883
Trademarks	27,711	30,017	4,399
Registered drug formulae	5,232	5,232	767
Distribution network	1,319	5,425	795
Technical know-how	10,160	13,392	1,963

Total	101,960	121,494	17,807

Accumulated amortization:

Patents	2,293	8,940	1,310
Trademarks	7,557	10,550	1,546
Registered drug formulae	1,063	1,249	183
Distribution networks	696	1,436	210
Technical know-how	333	1,673	245

Total	11,942	23,848	3,494

Impairment charges:

Patents	—	54,096	7,929
Trademarks	—	15,324	2,246
Distribution networks	—	3,490	512

Total	—	72,910	10,687

Acquired intangible assets, net	90,018	24,736	3,626

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
10. Acquired Intangible assets, net—continued
Total amortization expense from intangible assets was RMB1,509, RMB4,563 and RMB11,697 (US$1,714) for the years ended December 31, 2006, 2007 and 2008, respectively. The intangible assets are amortized on a straight line basis. The estimated useful life of patents is 2 to 10 years, trademarks is 3 to 10 years, registered drug formulae is 27 years, distribution network is 10 years and technical know-how is 10 years.
Due to significant decline in customer demand in products related to the respective intangible assets, the Company recognized an impairment loss of RMB72,910 (US$10,687) during the year ended December 31, 2008. The Company determined the fair value by aggregating the expected discounted cash flow from the use of respective assets over remaining useful period while that calculations are based on financial budgets approved by management at discount rate of 15.1% to 15.5%. The discount rates were arrived at weighted average cost of capital of the subsidiaries using the respective assets.
Aggregate amortization expense related to intangible assets as of December 31, 2008 in each of the next five fiscal years and thereafter is expected to be RMB16,122.
11. Borrowings
Short-term and long-term borrowings were as follows:

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$
Short-term bank loans	—	70,000	10,260
Other borrowings	1,100	1,100	161
Long-term loans, current portion	88,000	14,000	2,052

Short-term borrowings	89,100	85,100	12,473
Long-term loans, non-current portion	74,000	50,000	7,329

Total	163,100	135,100	19,802

Other borrowing
As of December 31, 2007 and 2008, the other borrowing was secured by a pledge of an investment at a carrying value of RMB1,000 (US$147). The borrowing is repayable on demand.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
11. Borrowings—continued
Bank borrowings consist of the following:

			As of December 31,
			2007	2008	2008
			RMB	RMB	US$
Secured short-term bank loans, carrying interest rates from 7.25% to 7.844%	(a	)	—	70,000	10,260
Secured long-term bank loans, carrying interest rate at 6.3%	(b	)	85,000	12,000	1,759
Unsecured long-term bank loans, carrying interest rates from 7.938 % to 7.956%	(c	)	77,000	52,000	7,622

Total			162,000	134,000	19,641

Less: Amounts due within one year			(88,000)	(84,000)	(12,312)

Amounts due more than one year			74,000	50,000	7,329

(a)	As of December, 31, 2008, the secured short-term bank loans consisted of three bank loans of RMB43,000, RMB25,000 and RMB2,000. These bank loans are all repayable in 2009. Each of these loan were secured by a pledge of certain properties and land use rights. The pledged properties and land use rights had a carrying value of RMB22,600 (US$3,313) and RMB14,603 (US$2,140) respectively as of December 31, 2008.

(b)	The secured long-term bank loans are secured by a pledge of certain of the Company’s properties and land use rights. The pledged properties as of December 31, 2007 and 2008 had a net book value of RMB23,865 and RMB6,922 (US$1,015), respectively. The pledged land use rights as of December 31, 2007 and 2008 had a net book value of RMB2,628 and RMB1,154 (US$169), respectively.

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

As of December 31, 2008, the secured long-term loan consisted of a bank loan RMB12,000, which is repayable in August 2009.

(c)	As of December 31, 2007, the unsecured long-term bank loans consisted of four bank loans of RMB8,000, RMB15,000, RMB50,000 and RMB4,000. The RMB8,000 loan was repayable in June 2008, while the RMB15,000 loan was repayable in installments over the following 3 years, of which, the first installment of RMB6,500 is due in November 2009. The RMB50,000 loan was repayable in installments over the following 2 years, of which, the first installment of RMB5,000 is due in September 2008. The RMB4,000 loan was repayable in installments over the following 2 years, of which, the first installment of RMB2,000 is due in October 2008.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
11. Borrowings—continued
As of December 31, 2008, the unsecured long-term bank loans consisted of four bank loans of RMB2,000, RMB8,000, RMB12,000 and RMB30,000. The RMB2,000 loan was repayable in June 2009, while the remaining loans are repayable in installments over the following 3 years, of which, the first installment of RMB8,000 is due in April 2010.
The schedule of principal payments of long-term loans as of December 31, 2008 was as follows:

2009	14,000
2010	20,000
2011	30,000

Total (RMB)	64,000
Less: current portion	(14,000)

Non-current portion (RMB)	50,000

Current portion (US$)	2,052

Non-current portion (US$)	7,329

12. Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$
Other taxes payable	27,738	17,196	2,521
Accrued salary and welfare	8,256	8,337	1,222
Accrued operating expenses	6,590	4,623	678
Government grant	5,066	13,304	1,950
Expense reimbursements to employees and marketing agents	668	2,379	349
Payable for the acquisition of a subsidiary	—	22,190	3,252
Payable for the acquisition of property, plant and equipment	6,683	6,882	1,009
Advances from customers	510	1,135	166
Advertisement expense payable	579	679	100
Research and development	—	1,616	237
Others	1,720	2,789	408

	57,810	81,130	11,892

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
13. Capital Structure
In January 2006, Unisources issued 10,844,000 ordinary shares to the third party investor and collected the remaining consideration of RMB57,037 during the year ended December 31, 2006 in respect of a subscription agreement at a total consideration of RMB 100,000 signed on December 21, 2005.
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
In March 2007, the Company offered 8,350,000 American depository shares (“ADSs”), representing 33,400,000 ordinary shares, to the public and listed the ADSs on the New York Stock Exchange. The proceeds from issuance of shares upon initial public offering were RMB645,806 and the offering expenses incurred were approximately RMB72,242.
On October 24, 2007, the Company issued 1,656,714 restricted shares to certain employees under Share Incentive Plan while 140,000 unvested restricted shares were forfeited in August 2008 and subsequently cancelled and retired.
Mezzanine Equity
On November 8, 2006, the Company issued a total of 9,929,008 ordinary shares to two third-party investors for cash proceeds of US$15,459 (equivalent to RMB105,470) pursuant to a share purchase agreement entered into on the same date (“Share Agreement”). These third party investors have received a put right under the shareholders’ agreement dated November 8, 2006, whereby they may require the Company, within 6 months following the date two years after the closing of the share subscription, to repurchase all of the ordinary shares issued under the Share Agreement and held by the investors at their original subscription price if the Company has not completed a qualified public offering within 2 years of the share subscription or upon the occurrence of certain events. The put right will terminate upon the effective date of a qualified public offering of the Company. This put right is neither legally detachable nor separately exercisable from the ordinary shares purchased. Further, under the Share Agreement the investors shall also be entitled to receive, in cash, prior and in preference to any distribution of the assets of the Company to the other shareholders, the original subscription price plus a further amount equal to any declared but unpaid dividends there on, before any payment shall be made or any assets distributed to the other shareholders in the event of any liquidation, dissolution or winding up of the Company. This preferential distribution right, like the put right described above, terminates upon a qualified public offering by the Company. These ordinary shares participate equally with the other outstanding ordinary shares in all earnings and dividends of the Company.
Upon the successful listing of the Company on March 16, 2007, the put right and the preferential distribution right under the Share Agreement were terminated and the whole mezzanine equity was accordingly reclassified to permanent equity.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
13. Capital Structure—continued
Share Repurchase Program
In September 2008, the Board of Directors approved a share repurchase program authorizing the repurchase of up to US$20,000 of the Company’s outstanding common stock. The timing and extent of any purchases depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable law, including Rule 10b-18 under the Securities Exchange Act of 1934. This share repurchase program may be modified, extended or terminated by the board at any time. During the year ended December, 2008, the Company repurchased 1,763,600 shares of its common stock for RMB7,159 (US$1,049), at an average price of US$0.59 per share under the share repurchase program.
Share Incentive Plan
On October 9, 2006, the board of directors of the Company adopted a 2006 Share Incentive Plan, or the 2006 plan, under which the Company may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, share appreciation rights, dividend equivalent rights, restricted shares, restricted share units, share payments, or deferred shares. Up to 10% of the Company’s then outstanding ordinary shares were reserved for issuance under the 2006 plan. The term of each award under our 2006 plan will be specified in the award agreement, but the life of any award may not exceed ten years from the date it is granted. During the year ended December 31, 2007, 5,200,000 options and 1,656,714 restricted shares were granted by the Company while no share options or restricted shares were granted in 2006 and 2008.
Share options
On October 24, 2007, the Company granted 5,200,000 share options to certain directors and employees to acquire 5,200,000 ordinary shares. 1,730,000 of these options vested on October 24, 2007. Another 1,730,000 of the options vested on June 30, 2008 while the remainder of the options will be vested on June 30, 2009. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is US$2.91 per option. These options can be exercised from the vesting date to August 12, 2017.
The following assumptions were used in the Black-Scholes option pricing model:

Granted on October 24, 2007
Average risk-free rate of return	3.987%
Weighted average expected option life	4.9 years
Volatility rate	29.19%
Dividend yield	0%

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
13. Capital Structure—continued
Share Incentive Plan—continued
Share options—continued
As the Company was listed for less than five year, the expected volatility is based on the standard deviation of comparable public companies’ daily stock prices. As the Company has been listed for a short-period and has limited historical experience, the expected term has been determined using the “simplified method” under which the expected tem is a simple average of the vesting term plus the original option contractual term. The expected term of options represents the period of time that options granted are expected to be outstanding and it is based on expected employee exercise and post-vesting employment termination behavior. The risk-free rate of return is based on the US treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.
A summary of the option activity and information regarding options outstanding as of December 31, 2008 is as follows:

				Weighted
		Weighted		Average	Weighted
		Average		Remaining	Average
	Number of	Exercise		Contract	Fair Value
	Options	Price		Life	Per Option

Granted on October 24, 2007 and options outstanding at December 31, 2007	5,200,000	US$	2.91	9.6 years	US$	0.90

Forfeited	(400,000)	US$	2.91	—	US$	0.90

Outstanding at December 31, 2008	4,800,000	US$	2.91	8.6 years	US$	0.90

Option vested and exercisable at December 31, 2008	3,460,000	US$	2.91	8.6 years	US$	0.90

Non-vested and expected to vested at December 31, 2008	1,340,000	US$	2.91	8.6 years	US$	0.90

The fair value per share on grant date is US$2.87 and the total fair value of options granted was RMB34,066 (US$4,993).

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
13. Capital Structure—continued
Share Incentive Plan—continued
Share options—continued
The aggregate intrinsic value of the outstanding share options was RMBNil as of December 31, 2008.
As of December 31, 2008, there was approximately RMB2,463 (US$361) of unrecognized compensation expense related to unvested share options granted under Share Incentive Plan, which is expected to be recognized over a weighted-average period of 0.5 year.
Restricted Shares (Non-vested shares)
On October 24, 2007, the Company granted 1,656,714 restricted shares to certain employees with an aggregate grant-date fair value of approximately RMB32,823 (US$4,811). 871,714 shares vested immediately on October 24, 2007. 20,000, 345,000 and 20,000 shares vested on December 31, 2007, June 30, 2008 and December 31, 2008, respectively. The remaining 400,000 restricted shares will vest on June 30, 2009.
The following table summarizes the activity of unvested restricted shares during the years ended December 31, 2007 and 2008:

		Weighted Average
	Number of	Market Price
	Restricted Shares	at Grant Date
Granted	1,656,714	US$	2.87
Vested	(891,714)	US$	2.87

Unvested at December 31, 2007	765,000	US$	2.87
Vested	(365,000)	US$	2.87
Forfeited	(140,000)	US$	2.87

Unvested at December 31, 2008	260,000	US$	2.87

As of December 31, 2008, there was RMB1,333 (US$195) of total unrecognized compensation cost related to unvested restricted shares granted under Share Incentive Plan to be recognized over a weighted-average period of 0.5 year. The total fair value of restricted shares vested during the years ended December 31, 2007 and 2008 was RMB19,075 and RMB7,231 (US$1,060), respectively and is based upon the quoted market price on the date of grant.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
13. Capital Structure—continued
Other share-based payments transaction
In December 2008, Mr. Xiaochun Wang (“Mr. Wang”), a shareholder and director of the Company, awarded 240,000 share options and 180,000 shares to an employee for his service provided to the Company. The transaction is recorded as deemed capital contribution to the Company and the related compensation cost was recognized in accordance with FASB Statement 123 (R), “Share-based compensation”. Details of the share options and restricted shares granted were as follows:
Share options
A total of 240,000 options were granted to an employee and 40,000, 80,000 and 120,000 of these options will vest on December 15, 2009, 2010 and 2011, respectively.
These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is US$1.00 per option.
The following assumptions were used in the Black-Scholes option pricing model:

Granted on December 15, 2008
Average risk-free rate of return	1.727%
Weighted average expected option life	6.2 years
Volatility rate	36.04%
Dividend yield	0%
As the Company was listed for less than five year, the expected volatility is based on the standard deviation of comparable public companies’ daily stock prices. As the Company has been listed for a short-period and has limited historical experience, the expected term has been determined using the “simplified method” under which the expected term is a simple average of the vesting term plus the original option contractual term. The expected term of options represents the period of time that options granted are expected to be outstanding and it is based on expected employee exercise and post-vesting employment termination behavior. The risk-free rate of return is based on the US Treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

Weighted
		Weighted		Average	Weighted
		Average		Remaining	Average
	Number of	Exercise		Contract	Fair Value
	Options	Price		Life	Per Option
Granted on December 15, 2008 and options outstanding and unvested at December 31, 2008	240,000	US$	1.00	6.2 years	US$	0.121

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
13. Capital Structure—continued
Other share-based payments transaction—continued
Share options—continued
The fair value per share on grant date is US$0.58 and the fair value of options granted was RMB198 (US$29). The aggregate intrinsic value of options at grant date and as at December 31, 2008 was RMBNil.
As of December 31, 2008, there was approximately RMB194 (US$28) of unrecognized compensation expense related to unvested share options granted by the shareholder, which is expected to be recognized over a weighted-average period of 3 year.
Restricted Shares (Non-vested shares)
On December 15, 2008, a shareholder granted 180,000 restricted shares to an employee with an aggregate grant-date fair value of approximately RMB706 (US$104). 60,000, 60,000 and 60,000 of these shares will vest on December 15, 2009, 2010 and 2011, respectively. All the shares remains outstanding and unvested as at December 31, 2008. The fair value per share on grant date is US$0.58.
As of December 31, 2008, there was RMB688 (US$101) of total unrecognized compensation cost related to unvested restricted shares granted under Share Incentive Plan to be recognized over a weighted-average period of 3 year.
The share-based compensation charges in relation to theses share options and restricted shares for the years ended December 31, 2008, 2007 and 2006 recognized in the consolidated financial statements were as follows:

	Year ended December, 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Share Incentive Plan:
Share options	—	15,599	12,945	1,897
Restricted shares	—	21,501	7,479	1,096
Other share-based payments transaction:
Share options	—	—	4	1
Restricted shares	—	—	18	3

Total share-based compensation expenses	—	37,100	20,446	2,997

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
14. Income Taxes
The components of income (loss) before income taxes and minority interest are as follows:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
PRC	157,291	189,625	(46,476)	(6,812)
Other jurisdictions	(6,532)	(17,283)	(5,530)	(810)

	150,759	172,342	(52,006)	(7,622)

The components of income taxes are as follows:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
PRC Enterprise Income Tax (“EIT”)
Current	16,392	1,036	8,525	1,250
Deferred taxation
— current	—	(965)	(8,023)	(1,176)
— effect of change in tax rate	—	1,129	—	—

	16,392	1,200	502	74

The components of current deferred tax impact:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Deferred Taxation — current
Temporary non-deductible promotion expenses	—	—	(1,911)	(280)
Tax losses	—	1,310	(1,000)	(147)
Valuation allowances	—	(1,383)	4,850	711
Intangible assets	—	(325)	(14,838)	(2,175)
Withholding tax on undistributed earnings	—	—	5,455	799
Others	—	(567)	(579)	(84)

	—	(965)	8,023	(1,176)

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
14. Income Taxes—continued
Tongjitang Chinese Medicines Company is a tax exempt company incorporated in the Cayman Islands. Its subsidiaries are subject to income taxes as described as below.
Under the current BVI law, Unisources’ income is not subject to taxation.
Before the new enterprise income tax (“EIT”) law in the PRC (the “New EIT Law”) and its implementation regulations became effective on January 1, 2008, subsidiaries operating in PRC are subject to the PRC Enterprise Income Tax (“EIT”) rate of 33% (30% state tax and 3% local tax) and of 15% as of December 31, 2007.
Pursuant to preferential tax policies for the development of the western regions, Tongjitang Pharmaceutical, Guizhou Longlife and Qinghai Pulante were subject to a reduced EIT of 15% till 2010.
Upon the change of legal status of Tongjitang Pharmaceutical to a FIE in June 2005, Tongjitang Pharmaceutical became subject to Foreign Enterprise Income Tax (“FEIT”) on its taxable income as calculated in accordance with the relevant PRC income tax law at an applicable rate of 15% before December 31, 2007. Tongjitang Pharmaceutical is also entitled to the exemptions from PRC FEIT for the two years starting from its first profit-making year after recovering previous losses, followed by a 50% reduction for the next three years (“tax holidays”). Accordingly, Tongjitang Pharmaceutical was exempted from PRC FEIT for the period from July 1, 2005 to December 31, 2005, which period was initially regarded as its first profit making year as a wholly foreign owned enterprise; however, Tongjitang Pharmaceutical applied to the relevant tax authority to permit the Company to be subject to income tax at a rate of 15% for the period from July 1, 2005 to December 31, 2005, amounting to RMB16,392, and defer the commencement of its tax holidays to the year ended December 31, 2006. This application was approved on December 30, 2006 and, accordingly, the first profit making year of Tongjitang Pharmaceutical as a wholly foreign owned enterprise was revised as the year ended December 31, 2006.
Qinghai Pulante is entitled to the exemptions from PRC EIT for the five years starting from its first profit-making year after setting up its factory and office site in the Xining Economic and Technology Development Zone, followed by a 50% reduction for the next two years. Accordingly, Qinghai Pulante was exempted from PRC EIT for the years from 2004 to 2008 and enjoyed 50% reduction for years from 2009 to 2010.
On March 16, 2007, the PRC government promulgated the New Tax Law, which would be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
14. Income Taxes—continued
Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this standard to taxpayers. The Company believes that its legal entities organized outside of the PRC should not be treated as residents for the New Law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operation.
While the New Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (i.e. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies, whether domestically-owned enterprises or FIEs. The preferential tax policies for the development of the western regions and Xining Economic Zone are also implemented continually. As such, Tongjitang Pharmaceutical, Guizhou Longlife and Qinghai Pulante continue to enjoy the preferential tax treatment after the implementation of the New Tax Law.
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
Deferred tax liability of RMB5,455 (US$800) as of December 31, 2008 has been recognized on the undistributed earnings of the Company’s affiliate in the PRC. In an announcement formally made on February 22, 2008, the PRC authorities clarified the distributions made out of undistributed earnings that arouse prior to January 1, 2008 would not attract withholding tax.
The Company has adopted FIN 48 on January 1, 2007. There is no material impact on the adoption of FIN 48. The Company classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2008, there is no interest and penalties related to uncertain tax positions, and the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods. The Company does not anticipate any significant increases or decreases to its liability for unrecognized tax benefit within the next twelve months. The tax positions for the year from 2005 to 2008 may be subject to examination by the PRC tax authorities.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
14. Income Taxes—continued
Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$
Deferred tax assets:
Inventory write-down	266	813	118
Doubtful debt allowance	2,026	2,099	308
Temporary non-deductible promotion expenses	—	1,911	280
Tax losses	2,988	3,988	585
Property, plant and equipment, net	59	50	7
Land use rights	1,089	1,057	155

	6,428	9,918	1,453
Valuation allowance	(3,961)	(8,811)	(1,291)

Total deferred tax assets	2,467	1,107	162

Deferred tax liability:
Intangible assets	(13,415)	(1,817)	(266)
Withholding tax on undistributed earnings	—	(5,455)	(800)

	(13,415)	(7,272)	(1,066)

Net deferred tax liabilities	(10,948)	(6,165)	(904)

Analysis as:
Deferred tax assets, non-current portion	2,007	1,107	162
Deferred tax liabilities, non-current portion	(12,955)	(7,272)	(1,066)

Total	(10,948)	(6,165)	(904)

Movement in valuation allowance:

	Year ended December 31,
	2007	2008	2008
	RMB	RMB	US$
At the beginning of the year	5,344	3,961	580
Current year (reduction) addition	(1,383)	4,850	711

At the end of the year	3,961	8,811	1,291

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
14. Income Taxes—continued
The subsidiaries registered in the PRC have total tax operating loss carry forwards of RMB11,950 and RMB12,742 (US$1,868) as of December 31, 2007 and 2008, respectively. These tax loss carry forwards expire at various times through 2013. The Company operates through multiple subsidiaries and the valuation allowance is established on an individual subsidiary basis. The valuation allowance refers to the estimated portion of the deferred tax assets that are not “more likely than not” to be realized. Except to the extent that a valuation allowance have been established, the Company believes the carry forward benefits will be realized.
A reconciliation of income tax expense to the amount computed by applying the current tax rate to the income (loss) before income taxes and minority interest in the consolidated statements of operations were as follows:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Income (loss) before income taxes and minority interest	150,759	172,342	(52,006)	(7,622)
PRC enterprise income tax rate	33%	33%	25%	25%
Income tax at PRC EIT rate on income before income taxes	49,750	56,873	(13,002)	(1,906)
Expenses not deductible for tax purposes:

Certain salaries and employees’ benefits	567	1,093	257	38
Non-deductible donations	492	697	47	7
Entertainment expenses	—	1,341	1,118	164
Impairment on accounts receivable	—	—	258	38
Other non-deductible expenses	83	455	867	127
Income not taxable for tax purposes	—	—	(5,446)	(798)

Effect of tax holidays and tax concessions	(52,584)	(65,570)	23	3
Changes in valuation allowances	(405)	(1,383)	4,850	711

Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	—	—	5,455	800
Prior year income tax payment required for deferral of tax holidays	16,392	—	—	—
Effect of different tax rate of a subsidiary operating in other jurisdictions	2,157	6,406	5,827	854
Effect of change in tax rate	—	1,129	—	—
Others	(60)	159	248	36

Total income tax expense	16,392	1,200	502	74

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
14. Income Taxes—continued
The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately RMB52,584, RMB65,570 and RMB23 (US$3) in 2006, 2007 and 2008, respectively (representing a reduction in basic and diluted earnings per share of RMB0.40 and RMB0.52 for the years ended December 31, 2006 and 2007, respectively and increase basic and diluted loss per share of RMB0.01 (US$0.01) for the year ended December 31, 2008).
13. Related Party Transactions and Balances
Related party balances:
Amounts due from (to) related parties are as follows:

	As of December 31,
	2007	2008	2008
	RMB	RMB	US$
Due from related parties:

Due from a minority shareholder of a subsidiary	535	—	—
Due from an affiliate	—	8,500	1,246
Due to former shareholders of a subsidiary	—	689	101

Total	535	9,189	1,347

Due to related parties:

Due to an affiliate	432	432	63
Due to a former equity owner	900	900	132
Due to Mr. Wang	561	—	—
Due to former shareholders of a subsidiary	—	7,385	1,082

Total	1,893	8,717	1,277

Mr. Wang has a controlling interest in the above affiliates. Amounts due from (to) related parties were non-interest bearing and payable on demand.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
15. Related Party Transactions and Balances—continued
Disposition of subsidiaries and investment in an affiliate:
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
Other related party transactions:
Other than disclosed elsewhere in the consolidated financial statements, the Company purchased materials from Tongjitang Sliced Herbs amounting to RMB915 for the year ended December 31, 2006.
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
In June 2006, Tongjitang Pharmaceutical established Tongjitang Planting, together with Tongjitang Sliced Herbs, which contributed capital of RMB250 to Tongjitang Planting for a 5% equity interest. In December 2008, Tongjitang Pharmaceutical disposed of its entire interest in Tongjitang Planting to a third party as disclosed in note 4.
Tongjitang Pharmaceutical utilized advertising agency services provided by an affiliate amounting to RMB6,000 (US$879) for the year ended December 31, 2008.
In May 2008, the Company incurred expenses of RMB17,645 for its privatization exercise which was agreed to be borne by Mr. Wang. The receivable will be settled by future dividend payment. Accordingly, it is recorded as deemed distribution to shareholder during the year ended December 31, 2008

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
16. Fair value measurements
The Company adopted SFAS No. 157 on January 1, 2008 for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). SFAS No. 157 defines fair value as the price that would be received to sell the asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 also discusses valuation techniques, such as market, income and/or cost approaches and specifies a three-level hierarchy of valuation inputs that prioritizes the inputs to valuation techniques used to measure fair value.
The Company’s financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS No. 157. The following fair value hierarchy table present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

Quoted Prices
	In Active	Significant
	Market for	Other	Significant	Balance
	Identical	Observable	Unobservable	as of
	Assets	Inputs	Inputs	December 31,
	(Level 1)	(Level 2)	(Level 3)	2008
	RMB	RMB	RMB	RMB
Current asset
Trading securities	792	—	—	792

The financial asset of the Company measured at fair value by quoted prices in active market is trading securities.
Trading securities represents 456,500 shares of a company with its shares listed in the Hong Kong Stock Exchange Limited. At December 31, 2008, the fair value of the trading securities is based upon the quoted market price on the last business day of the fiscal year. Any unrealized gains and losses are recognized in income statement directly.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
17. Staff Retirement Plan
As stipulated under the rules and regulations in the PRC, the subsidiaries in the PRC are required to contribute a certain percentage of its employees’ payroll costs to state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Company has no further obligation for actual payment of the retirement benefits.
The amount of contributions made by the Company to the staff retirement plans in the PRC amounted to RMB1,418, RMB2,533 and RMB4,009 (US$588) for the years ended December 31, 2006, 2007 and 2008, respectively.
In addition, the subsidiaries in the PRC are required by law to contribute approximately from 9.5% to 16.4% of the monthly salaries of employees for medical, unemployment and other statutory benefits. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed by the Company were RMB708, RMB1,204 and RMB2,579 (US$378) for the years ended December 31, 2006, 2007 and 2008, respectively.
18. Commitments
(a) Lease commitments
The Company leases office premises and buildings under non-cancelable leases. Rental expenses under operating leases totaled RMB331, RMB1,374 and RMB2,785 (US$408) for the years ended December 31, 2006, 2007 and 2008, respectively.
Future minimum lease payments under non-cancelable operating lease agreements as of December 31, 2008 were as follows:

2009	1,895
2010	1,125
2011	213
2012	26
2013	23
2014 and thereafter	46

Total (RMB)	3,328

Total (US$)	488

(b) Capital commitments
As of December 31, 2008, commitments outstanding for the purchase of property, plant and equipment and intangible assets were approximately RMB16,696 (US$2,447).

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
18. Commitments—continued
(c) Other commitments
The Company has entered into research and development arrangement with various service providers for clinical trials. As of December 31, 2008, the remaining sum committed for payment for these services approximated RMB10,182 (US$1,492).
19. Distribution of Profits
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
The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve is used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed. There were no appropriations to reserves by the Company other than the Company’s subsidiaries in the PRC during any of the periods presented. As a result of these laws, approximately RMB35,000 and RMB64,543 (US$9,460) as of December 31, 2007 and 2008, respectively, were not available for distribution. Subsequent to December 31, 2008, RMB10,499 (US$1,539) was appropriated from retained earnings to the statutory surplus reserve.
19. Segment Reporting
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

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
20. Segment Reporting—continued
The revenues attributable to our product groups are as follows:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Xianling Gubao capsules and tablets	374,616	444,877	315,537	46,249
Zaoren Anshen capsules	11,998	21,666	11,439	1,677
Moisturizing and Anti-Itching capsules	10,211	39,977	41,030	6,014
Dianbaizhu Syrup	5,695	25,940	785	115
Calcium Supplements	37,421	1	212	31
Our other medicines	26,415	45,921	64,940	9,518
Third party medicines	18,636	17,625	17,089	2,505

	484,992	596,007	451,032	66,109

Major customers
Details of customers accounting for 10% or more of total net sales of the Company are as follows:

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Company A	108,918	—	—	—
Company B	68,098	—	—	—
Company C	—	69,389	—	—
Company D	—	—	53,791	7,884

	177,016	69,389	53,791	7,884

Geographic disclosures
The Company operates in the PRC. All of the long- lived assets of the Company are substantially located in the PRC during the periods presented.

TONGJITANG CHINESE MEDICINES COMPANY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(In thousands of Renminbi and United States Dollars, except share data and per share data)
21. Restricted net assets
Relevant PRC statutory laws and regulations permit payments of dividends by the PRC subsidiaries only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payment of dividends as general reserve fund. As a result of these PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB224,092 and RMB528,915 (US$77,525) as of December 31, 2007 and 2008, respectively.
22. Post balance sheet event
On March 23, 2009, Tongjitang Pharmaceutical entered into a share purchase agreement to acquire 100% of outstanding shares in Anhui Jingfang Pharmaceutical Company (“Anhui Jinfang”), with a total consideration of RMB60,000. Anhui Jingfang principally develops, manufactures, markets and distributes western and traditional Chinese medicines in China. The acquisition was consummated in March 2009. The Company is in the process of determining the fair values of the assets acquired and liabilities assumed to allocate the purchase price.

SCHEDULE 1
TONGJITANG CHINESE MEDICINES COMPANY
CONDENSED FINANCIAL INFORMATION OF TONGJITANG CHINESE MEDICINES COMPANY
STATEMENT OF OPERATIONS
(In thousands of Renminbi and United States Dollars, except share data)

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
General and administrative expenses	(144)	(29,909)	(27,053)	(3,965)
Interest income	9,275	30,732	43,384	6,359
Equity in income (loss) of subsidiaries	125,148	170,370	(68,631)	(10,060)

Net income (loss)	134,279	171,193	(52,300)	(7,666)

SCHEDULE 1 (continued)
TONGJITANG CHINESE MEDICINES COMPANY
CONDENSED FINANCIAL INFORMATION OF TONGJITANG CHINESE MEDICINES COMPANY
BALANCE SHEETS

(In thousands of Renminbi and United States Dollars, except share data)

	December 31,
	2007	2008	2008
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	496,519	215,266	31,552
Other prepaid expenses and current assets	237	194	28

Total current assets	496,756	215,460	31,580
Amounts due from subsidiaries	206,443	472,922	69,318
Investments in subsidiaries	536,487	448,487	65,737

Total assets	1,239,686	1,136,869	166,635

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	2,264	1,997	293
Accrued expenses and other current liabilities	846	57	8

Total liabilities	3,110	2,054	301

Shareholders’ equity:
Ordinary shares (US$0.001 par value: 500,000,000 shares authorized and 135,349,722 shares as of December 31, 2007, and 135,209,722 shares as of December 31, 2008, respectively, issued and outstanding)	1,071	1,070	157
Treasury stock (US$0.01 par value: nil shares and 1,763,600 shares as of December 31 2007 and 2008 outstanding respectively)	—	(7,159)	(1,049)
Additional paid-in capital	870,980	891,427	130,659
Accumulated other comprehensive loss	(42,990)	(88,093)	(12,912)
Retained earnings	407,515	337,570	49,479

Total shareholders’ equity	1,236,576	1,134,815	166,334

Total liabilities and shareholders’ equity	1,239,686	1,136,869	166,635

SCHEDULE 1 (continued)
TONGJITANG CHINESE MEDICINES COMPANY
CONDENSED FINANCIAL INFORMATION OF TONGJITANG CHINESE MEDICINES COMPANY
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands of Renminbi and United States Dollars, except share data)

					Additional	Accumulated other		Total
	Ordinary share		Treasury		paid-in	comprehensive	Retained	shareholders’	Comprehensive
	capital		stock		capital	losses	earnings	equity	income (loss)
	Number	RMB	Number	RMB	RMB	RMB	RMB	RMB	RMB

As of January 31, 2006	90,364,000	723	—	—	139,833	—	102,043	242,599
Net loss	—	—	—	—	—	—	134,279	134,279	134,279

Deemed contribution from a shareholder on disposal of an affiliate	—	—	—	—	186	—	—	186

As of December 31, 2006	90,364,000	723	—	—	140,019	—	236,322	377,064
Net income	—	—	—	—	—	—	171,193	171,193	171,193
Foreign currency translation adjustments	—	—	—	—	—	(42,990)	—	(42,990)	(42,990)
Conversion of mezzanine equity	9,929,008	77	—	—	120,568	—	—	120,645
Issuance of shares upon the initial public offering	33,400,000	258	—	—	645,548	—	—	645,806
Offering expenses	—	—	—	—	(72,242)	—	—	(72,242)
Issuance of restricted shares	1,656,714	13	—	—	(13)	—	—	—
Share-based compensation	—	—	—	—	37,100	—	—	37,100

									128,203

As of December 31, 2007	135,349,722	1,071	—	—	870,980	(42,990)	407,515	1,236,576
Net loss	—	—	—	—	—	—	(52,300)	(52,300)	(52,300)
Deemed distribution to a shareholder	—	—	—	—	—	—	(17,645)	(17,645)
Foreign currency translation adjustments	—	—	—	—	—	(45,103)	—	(45,103)	(45,103)
Forfeiture of restricted shares	(140,000)	(1)	—	—	1	—	—	—
Repurchase of shares	—	—	1,763,600	(7,159)	—	—	—	(7,159)
Deemed contribution from a shareholder on share-based compensation to an employee	—	—	—	—	22	—	—	22
Share-based compensation	—	—	—	—	20,424	—	—	20,424

As of December 31, 2008	135,209,722	1,070	1,763,600	(7,159)	891,427	(88,093)	337,570	1,134,815	(97,403)

As of December 31, 2008 (US$)		157		(1,049)	130,659	(12,912)	49,479	166,334

Schedule 1 (continued)
TONGJITANG CHINESE MEDICINES COMPANY
STATEMENTS OF CASH FLOWS
(In thousands of Renminbi and United States Dollars, except share data)

	Year ended December 31,
	2006	2007	2008	2008
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	134,279	171,193	(52,300)	(7,666)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation expenses	—	30,671	20,446	2,997
Equity in (income) loss of subsidiaries	(125,248)	(170,370)	68,631	10,060
Imputed interest on amount due from a subsidiary	(9,275)	(14,129)	(32,821)	(4,812)
Changes in current assets and liabilities
(Increase) decrease in other prepaid expenses and current assets	—	(8,453)	43	6
Increase (decrease) in amounts due to subsidiaries	144	2,264	(267)	(39)
Decrease in accrued expenses and other current liabilities	—	—	(790)	(116)

Net cash provided by operating activities	—	11,176	2,942	430

Cash used in investing activities:
Advance to a subsidiary	—	(68,851)	(255,641)	(37,470)

Cash flows from financing activities:
Repurchase of share capital	—	—	(7,159)	(1,049)

Issuance of share capital	—	645,806	—	—
Direct and incremental offering expenses paid	—	(58,193)	—	—

Net cash provided by (used in) financing activities	—	587,613	(7,159)	(1,049)

Effect of exchange rate changes	—	(33,419)	(21,395)	(3,136)

Net increase (decrease) in cash and cash equivalents	—	496,519	(281,253)	(41,225)
Cash and cash equivalents at beginning of the year	—	—	496,519	72,777

Cash and cash equivalents at end of the year	—	496,519	215,266	31,552

Schedule 1 (continued)
TONGJITANG CHINESE MEDICINES COMPANY
NOTE TO SCHEDULE 1
Schedule 1 has been provided pursuant to the requirements of Rule 12-04(a), 5-04(c) and 4-08(e)(3) of Regulation S-X, which require condensed financial information as to financial position, changes in financial position and results and operations of a parent company as of the same dates and for the same periods for which audited consolidated financial statements have been presented when the restricted net assets of the consolidated and unconsolidated subsidiaries together exceed 25 percent of consolidated net assets as of end of the most recently completed fiscal year. As of December 31, 2008, RMB528,915 (US$77,525) of the restricted capital and reserves are not available for distribution, and as such, the condensed financial information of the Company has been presented for the years ended December 31, 2006, 2007 and 2008.
Basis of Presentation
The Company was incorporated in the Cayman Islands on May 16, 2006. In June 2006, the shareholders elected to reorganize the corporate structure such that their ownership interests in Unisources would be held through the Company. This reorganization was effected by means of a share exchange in which all of the shares of Unisources were exchanged, on a one-for-two thousand basis, for shares of the Company. This transaction was accounted for as a legal reorganization as there was no change in the ownership structure between the Company and Unisources. The condensed financial information has been presented as if the Company had been in existence in all the periods presented.
The condensed financial information has been prepared using the same accounting policies as set out in the Group’s consolidated financial statements except that the parent company has used equity method to account for its investment in the subsidiaries.

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1	*	Amended and Restated Memorandum and Articles of Association of the Registrant
2.1		Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)
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
4.3
2006 Share Incentive Plan (as amended on October 30, 2008) (incorporated by reference to Exhibit 99.1 from our Post-Effective Amendment No. 1 to S-8 registration statement (File No. 333-140888) filed with the Commission on December 23, 2008)

4.4
Subscription Agreement dated December 21, 2005 among Samtung Investment Limited, Unisources Enterprises Limited, Xiaochun Wang and Shaolan Wang (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.5
Sale and Purchase Agreement dated June 15, 2006 among the Registrant, Unisources Enterprises Limited and shareholders of Unisources Enterprises Limited (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.6
Share Purchase Agreement dated November 8, 2006 among the Registrant, ML Global Private Equity Fund, L.P. and Merrill Lynch Ventures L.P. 2001 (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.7
English Translation of License Agreement dated January 12, 2005 between Xiaochun Wang and Tongjitang Pharmaceutical (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

4.8
Real Property Lease Agreement dated July 11, 2006 (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

8.1	*	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Deloitte Touche Tohmatsu
15.2	*	Consent of Global Law Office

*	Filed with this Annual Report on Form 20-F