Form 20-F
period 2009-12-31
TONGJITANG CHINESE MEDICINES CO
filed 2010-06-30
CIK 1386608

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
or

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009.
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
104,066,526 ordinary shares as of December 31, 2009.
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

INTRODUCTION
Unless otherwise indicated, references in this annual report on Form 20-F to:
•	“$,” “US$,” “USD” and “U.S. dollars” are to the legal currency of the United States;
•	“ADSs” are to our American depositary shares, each of which represents four ordinary shares;
•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;
•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;
•	“ordinary shares” are to our ordinary shares, par value US$0.001 per share;
•	“National Medical Insurance Program” are to China’s national medical insurance program;
•	“provinces” are to 31 provincial level governments in China, including 22 provinces, four municipalities directly administered under the PRC central government (for example, Beijing and Shanghai) and five autonomous regions (for example, Guangxi and Tibet);
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“euro” are to the official currency of the European Union and the currency that is used in certain of its member states; and
•	“we,” “us,” “our company” and “our” are to Tongjitang Chinese Medicines Company, its predecessor entities and its consolidated subsidiaries.
This annual report contains translations of certain Renminbi amounts into U.S. dollars at specified rates. Unless otherwise stated, all translations from Renminbi to U.S. dollars in this annual report have been made at the rate of RMB6.8259 to US$1.00, which was the noon buying rate as of December 31, 2009 in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. We make no representation that the Renminbi or dollar amounts referred to in this annual report could have been or could be converted into dollars or Renminbi, as the case may be, at any particular rate, or at all. See “Item 3. Key Information—D. Risk Factors—Risk Related to Doing Business in China—Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.” On June 25, 2010, the noon buying rate was RMB6.7911 to US$1.00.
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
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The following selected consolidated statement of operations data for the fiscal years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements that are included in this annual report beginning on page F-1. The following selected consolidated statement of operations data for the fiscal years ended December 31, 2005 and 2006 and consolidated balance sheet data as of December 31, 2005, 2006 and 2007 have been derived from our audited consolidated financial statements that are not included in this annual report.
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

	Year Ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except share and per share data)
Consolidated Statement of Operations Data
Net revenues	346,147	484,992	596,007	451,032	480,339	70,370
Cost of revenues	(141,784)	(161,675)	(206,019)	(167,345)	(201,205)	(29,477)

Gross profit	204,363	323,317	389,988	283,687	279,134	40,893
Advertising expenses	(47,504)	(85,088)	(96,876)	(80,180)	(32,384)	(4,744)
Other selling and marketing expenses	(37,626)	(51,462)	(68,357)	(80,031)	(151,755)	(22,232)
General and administrative expenses	(26,164)	(33,484)	(92,487)	(91,325)	(86,501)	(12,672)
Research and development expenses	(2,484)	(4,680)	(12,673)	(17,368)	(16,057)	(2,352)
Impairment loss on goodwill	—	—	—	(28,062)	—	—
Impairment loss on intangible assets	—	—	—	(72,910)	(4,500)	(659)
Government grant (related to research and development)	—	—	—	1,428	232	34
Gain (loss) on disposal of property, plant and equipment and land use right	22,723	—	(72)	3,970	(817)	(120)
Gain on disposal of a subsidiary	—	—	—	1,312	—	—
Other operating income	935	1,283	1,395	1,801	1,700	249

Operating profit (loss)	114,243	149,886	120,918	(77,678)	(10,948)	(1,603)
Other income (expenses)	732	873	51,424	25,672	8,840	1,295

Income (loss) before income taxes	114,975	150,759	172,342	(52,006)	(2,108)	(308)
Income taxes	(4,359)	(16,392)	(1,200)	(502)	(1,617)	(237)
Equity in earnings of an affiliate	114	—	—	—	—	—

Net income (loss)	110,730	134,367	171,142	(52,508)	(3,725)	(545)
Less: Net income (loss) attributable to non-controlling interest	60	(88)	51	208	(66)	(10)

Net income (loss) attributable to ordinary shareholders	110,790	134,279	171,193	(52,300)	(3,791)	(555)

Net income (loss) per share attributable to ordinary shareholders — basic and diluted
Ordinary shares	1.39	1.47	1.35	(0.39)	(0.03)	(0.01)
Ordinary shares classified as mezzanine equity	N/A	1.47	1.35	N/A	N/A	N/A
Number of shares used in computation of net income (loss) per share
Ordinary shares
Basic	79,520,000	89,799,518	124,479,794	134,758,695	122,940,745	122,940,745
Diluted	79,520,000	89,799,518	124,483,978	134,758,695	122,940,745	122,940,745
Ordinary shares classified as mezzanine equity
Basic	N/A	1,468,949	2,149,018	N/A	N/A	N/A
Diluted	N/A	1,468,949	2,149,018	N/A	N/A	N/A

	As of December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	35,488	231,009	797,755	516,087	237,578	34,805
Inventories, net	28,176	41,390	76,194	97,553	139,100	20,378
Accounts receivable, net of allowance for doubtful accounts	142,809	172,102	272,562	214,543	232,038	33,994
Property, plant and equipment, net	115,611	151,568	155,849	152,249	172,097	25,212
Total assets	453,750	748,872	1,494,055	1,383, 098	1,305,206	191,212
Short-term borrowings	133,072	27,100	89,100	85,100	101,100	14,811
Accrued expenses and other current liabilities	47,189	64,461	57,810	81,130	161,433	23,650
Total current liabilities	251,803	132,482	169,892	190,536	305,747	44,790
Long-term bank loans	59,000	118,000	74,000	50,000	50,000	7,325
Mezzanine equity	—	120,643	—	—	—	—
Total shareholders’ equity	142,602	377,064	1,236,576	1,134,815	937,591	137,358
Total liabilities and shareholders’ equity	453,750	748,872	1,494,055	1,383,098	1,305,206	191,212
Exchange Rate Information
Our business is primarily conducted in China and all of our revenues are denominated in Renminbi. Periodic reports made to shareholders will be expressed in U.S. dollars using the then current Renminbi to U.S. dollar exchange rate. Conversions of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 25, 2010, the noon buying rate was RMB6.7911 to US$1.00.
The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated.

	Noon Buying Rate
	(RMB per US$1.00)
Period	Period End	Average(1)	Low	High
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June (through June 25, 2010)	6.7911	6.8227	6.8323	6.7911

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.

D. Risk Factors
Risks Related to Our Company
We depend heavily on the success of Xianling Gubao. Any reduction in the volume of Xianling Gubao that we sell or the average price at which we sell Xianling Gubao would cause our net revenues to decline.
Sales of Xianling Gubao accounted for 74.6%, 70.0% and 60.0% of our net revenues in 2007, 2008 and 2009, respectively. We expect that the sales of Xianling Gubao will continue to comprise a substantial majority of our revenues in the near future. While we have been marketing various other products and will continue to promote these products in order to gradually diversify our revenue sources, sales of these products may not increase to a level that would enable us to reduce our dependence on Xianling Gubao. We do not expect in the near future to develop in-house or acquire from a third party a product that would allow us to reduce our dependence on Xianling Gubao. Therefore, any reduction in the volume of Xianling Gubao that we sell or the average price at which we sell Xianling Gubao would cause our net revenues to decline.
The growth and success of our business depends on our ability to successfully market Xianling Gubao to hospitals and the selection of Xianling Gubao as a winning medicine under the tender process used by state-owned hospitals for medicine purchases.
Our future growth and success significantly depend on our ability to successfully market Xianling Gubao to hospitals as a prescription medicine. In 2007, 2008 and 2009, a substantial majority of our sales of Xianling Gubao was designated for hospitals as a prescription medicine in each period. State-owned hospitals, which account for a very substantial majority of hospitals in China, may make bulk purchases of a medicine included in the national and provincial medicine catalogs only if that medicine is selected as a winning bidder under a government-administered tendering process. Each year, a tendering process is organized on a provincial or municipal basis. Whether a medicine manufacturer is invited to participate in a tendering process depends on the level of interest that hospitals have in purchasing this medicine. The interest of a hospital in a medicine is evidenced by (1) the inclusion of this medicine on the hospital’s formulary, which sets the scope of medicines physicians at this hospital may prescribe to their patients, and (2) the willingness of physicians at this hospital to prescribe this medicine to their patients.
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
We rely on retail pharmacies to sell Xianling Gubao as an OTC medicine to consumers. In 2007, 2008 and 2009, a significant portion of our sales of Xianling Gubao were designated for retail pharmacies as an OTC medicine. We believe that effective marketing efforts tailored to retail pharmacies and consumers in China are very important in persuading retail pharmacies to stock Xianling Gubao as an OTC medicine as well as increasing sales of Xianling Gubao as an OTC medicine at our existing stocking retail pharmacies. However, if our marketing efforts fail to convince retail pharmacies or consumers to accept Xianling Gubao as the preferred OTC medicine for the treatment of osteoporosis, we may find it difficult to maintain the existing level of sales of Xianling Gubao designated for retail pharmacies as an OTC medicine or to increase such sales. Should this happen, our net revenues would decline and our growth prospectus would be severely impaired.
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
The retail prices of prescription and OTC medicines in China are subject to price controls administered by the Price Control Office under the National Development and Reform Commission, or the NDRC, and provincial price control authorities, either in the form of fixed prices or price ceilings. From time to time, the NDRC publishes a list of medicines subject to price controls. The NDRC directly regulates retail prices of certain medicines on the list and authorizes provincial price control authorities to regulate retail prices of the remainder on that list. Our principal product, Xianling Gubao is subject to price controls by NDRC, and our other principal products, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, are subject to price controls by the Guizhou provincial price control authorities. Because of the price controls on our principal products, which are in the form of price ceilings, it is difficult for us to raise the wholesale prices of our principal products if their price ceilings are not raised by NDRC or the Guizhou provincial price control authorities, as the case may be. The limitation on our ability to raise the wholesale prices of our products may prevent us from absorbing or offsetting the effect resulting from any increase in the cost of raw materials or other costs, which would lower our margins.

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
The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. Provincial governments are required to include all Tier 1 medicines listed in the national medicine catalog in their provincial medicine catalogs, but can use their discretion to add other medicines to, or exclude the Tier 2 medicines listed in the national medicine catalog from, their provincial medicine catalogs, as long as the combined total numbers of medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2. Depending on which tier a medicine is classified as in the provincial medicine catalog, a National Medical Insurance Program participant residing in that province can be reimbursed for the full cost of a Tier 1 medicine and for 80-90% of the cost of a Tier 2 medicine. All of our three principal products, Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, are currently included in the provincial medicine catalogs of all 31 provinces in China as either Tier 1 or Tier 2 medicines. In 2007, 2008 and 2009, these three principal products together contributed 85.0%, 81.6% and 73.5% of our net revenues, respectively.
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
In China, the SFDA application process to convert a provisional standard for a medicine to a final standard is time-consuming and could take a few years, depending on the SFDA’s backlog of applications. In the case of a medicine with a provisional standard, prior to the later of (1) the expiration of the new medicine’s monitoring period, which can be up to five years, or (2) the date when the SFDA grants a final standard, the SFDA will not accept applications for an identical medicine or approve the production of an identical medicine by other pharmaceutical companies.

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
Barrenwort, a medicinal herb, is the primary raw material used in the manufacturing of Xianling Gubao. The cost of barrenwort used in production constituted 65.7%, 61.0% and 57.2% of our cost of raw materials used in production in 2007, 2008 and 2009, respectively. Barrenwort is also a raw material for making a number of other traditional Chinese medicine products that are manufactured by other pharmaceutical companies in China. Barrenwort is found in remote mountainous areas in Guizhou, Sichuan and several other provinces in China. We purchase a substantial majority of our barrenwort requirements on the open market in Guizhou Province and obtain the remainder from farmers in Guizhou. In recent years, the significant growth in demand for traditional Chinese medicines has resulted in a significantly greater demand for barrenwort, which in turn has substantially driven up the average price of barrenwort. The effect resulting from a significant increase in the average price of barrenwort was partially offset by the improvement in barrenwort extraction efficiency that we achieved in the past few years. Although barrenwort prices have stabilized since 2007, we cannot assure you that barrenwort prices will not increase in the future. In addition, if barrenwort prices increase, we cannot assure you that we can continue to improve our barrenwort extraction efficiency to absorb or mitigate the impact resulting from any further increase in the price of barrenwort to the same degree as we did in the past few years or at all. Our failure to do so would have an adverse effect on our profit margins.
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
•	those medicines listed in the national essential drug list or the national and provincial medicine catalogs for the National Medical Insurance Program may be removed from the catalogs or downgraded to a lower tier;
•	regulatory authorities may withdraw or modify their approvals of such medicines;
•	we may be required to reformulate these medicines, change the ways in which they are marketed, conduct additional clinical trials, change the labeling of these medicines or implement changes to obtain new approvals for our manufacturing facilities;
•	we may be less successful in tendering processes used by state-owned hospitals for medicine purchases;
•	we may have to recall these medicines from the market and may not be able to re-launch them;
•	we may experience a significant decline in sales of the affected products;
•	our reputation may suffer; and
•	we may become a target of lawsuits.

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
We depend on a limited number of distributors for a significant portion of our net revenues. Our top two distributors, Shanghai Caitongde Pharmaceutical Co. Ltd., or Shanghai Caitongde, and Huadong Pharmaceutical Co., Ltd. together accounted for 16.2% of our net revenues in 2009. Our top ten distributors in the aggregate accounted for 58.4%, 46.0% and 39.9% of our net revenues in 2007, 2008 and 2009, respectively. We expect that a relatively small number of our distributors will continue to account for a majority of our sales in the near future. Our dependence on a few distributors could expose us to the risk of substantial losses if a single large distributor stops purchasing our products, purchases fewer of our products or goes out of business and we cannot find substitute distributors on equivalent terms. If any of our significant distributors reduces the quantity of the products they purchase from us or stops purchasing from us, our net revenues would be materially and adversely affected.
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
Our business exposes us to the risk of product liability claims, which are inherent in the manufacturing, testing and marketing of medicines. If a product liability lawsuit were to be brought against us, it is likely to divert the attention of our management from pursuing our business strategies and might be costly to defend. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments or require us to limit or forgo commercialization of those products. We maintain very limited product liability insurance coverage. As of the date of this annual report, we have procured product liability insurance with a total coverage of RMB50.0 million (US$7.3 million), for which we paid a premium of RMB31,000 (US$4,542). This coverage may not be adequate to satisfy a judgment in the event of a successful claim against us. Furthermore, we currently do not have insurance against business interruptions. Should any catastrophes such as earthquakes, floods, severe fires or any acts of terrorism occur in areas, where our production facilities and our primary sources of raw materials are concentrated, or elsewhere in China, which constitutes our sole market, we might suffer not only significant property damages but also loss of revenues due to interruptions in our business operations.

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
In 2008 and 2009 we were required to record impairment losses on goodwill and intangible assets and we may have similar impairment losses in the future, which could cause our financial condition and results of operations to be negatively affected in the future.
As a result of our acquisitions, we recorded goodwill and intangible assets of the acquired entities on our balance sheet. We test goodwill and intangible assets for impairment on a periodic basis as required under U.S. GAAP, and whenever events or changes in circumstances indicate that the carrying value of any such goodwill and intangible asset may not be recoverable. The events or changes that could require us to test our goodwill and intangible assets for impairment include a decrease in the price of our ADSs, changes in our estimated future cash flows, as well as changes in rates of growth in the Chinese pharmaceutical business, in our businesses or in any of our principal products. The possibility for goodwill impairment increases during periods of substantial economic volatility like that we are currently experiencing. When we acquire a company at a negotiated price, we determine the purchase price based on the anticipated future performance of the target business. Therefore, any subsequent declines in market conditions could result in the acquired business not performing as well as we had anticipated at the time of the acquisition. In December 2008, we determined that the carrying value of Qinghai Pulante Pharmaceutical Co., Ltd., or Pulante, exceeded its fair value and recorded an impairment loss on goodwill of RMB28.1 million. Due to the significant decline in customer demand for products related mainly to the intangible assets of Guizhou Long-Life Pharmaceutical Company Limited, or Guizhou LLF, we also recorded an impairment loss on intangible assets of RMB72.9 million in 2008 and RMB4.5 million (US$0.7 million) in 2009. A prolonged downturn in the Chinese or global economy may result in declining performance of the acquired entities, which would require us to continue to evaluate the carrying value of our remaining goodwill and intangible assets. If we determine in the future that there is a potential further impairment, we may be required to record additional impairment losses, which could materially and adversely affect our financial results.
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

In 2005, we discovered sales of counterfeit Xianling Gubao in several provinces in China. Since then, we have been working with the relevant government authorities to stop the sales of counterfeit Xianling Gubao. These provincial authorities have since confiscated counterfeit Xianling Gubao worth over RMB200,000. It came to our attention that a pharmaceutical company in China was manufacturing and marketing a product called Xianling Gubao Granules, which has similar medicinal attributes to our products. We filed a lawsuit against the company in a local court in Guiyang. In November 2008, the court awarded a judgment in favor of us, which ordered the defendant to stop manufacturing and marketing Xianling Gubao Granules as well as to compensate our losses of RMB0.4 million. The defendant submitted the case to an appellate court for appeal. Subsequently, the case was settled in May 2009, and all of the proposed settlement terms have been executed, including cancellations of the relevant approvals and the transfers to us of relevant certificates by the defendant, and our payment to the defendant of RMB500,000 as the transfer price of the certificates and RMB8.5 million as the consideration for the defendant’s agreement to stop production and sale of Xianling Gubao Granules.
We cannot assure you that we will not encounter similar or other lawsuits in the future. Even if we win any of such lawsuits, implementation of intellectual property-related laws has historically been ineffective in China, primarily because of difficulties in enforcement and ambiguities in PRC laws and, therefore, we may not be successful in stopping or limiting these activities. Moreover, even if we can reach settlement on any of such lawsuits, the defendants may be unable or unwilling to carry out or fulfill the agreed settlement terms completely to our satisfaction, in which case we may need to resort to the judicial process to seek enforcement of the settlement terms.
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
We market and sell all of our products under the “Tongjitang” brand. We believe that the public’s recognition of and familiarity with our brand is important to our business and that the growth of the market share of our products will depend to a significant extent upon the goodwill associated with this brand. Under the existing PRC legal regime for intellectual property rights, limited legal remedies are available for a company to prevent the unauthorized use of its trademarks by other companies as part of their company names, unless these trademarks have been legally recognized as “well-known trademarks.” An unauthorized use of a well-known trademark as part of another company’s name can be restricted if this use is regarded as confusing consumers or misleading the public. We are aware that several traditional Chinese medicine pharmaceutical companies outside of Guizhou Province that are unrelated to us are currently using the Chinese characters of “Tongjitang” as part of their company names. To our knowledge, these companies include Hubei Tongjitang Drugstore Co., Ltd., a retail pharmacy chain that does not market any pharmaceutical products under its own name, and Sanjin Group Guilin Tongjitang Pharmaceutical Co., Ltd., which produces a variety of traditional Chinese medicines. We have registered the Chinese characters of “Tongjitang” as a trademark for use on pharmaceuticals and related goods. In addition, “Tongjitang” was held to be a well-known trademark pursuant to the opinion of a provincial high court in China in July of 2007. Although this holding permits us to prevent the use of the “Tongjitang” mark as part of the name of the other company involved in the case, the holding does not extend to companies that were not a party to the case. The Trademark Office would need to recognize our “Tongjitang” mark as a well-known trademark for us to benefit from the well-known trademark designation as to all companies that use “Tongjitang” as a part of their names. Consumers may confuse our products with the traditional Chinese medicine products from other companies using “Tongjitang” in their company name, and those products may be of inferior quality. This confusion could harm the reputation of our brand and cause consumers to refrain from purchasing our products, which in turn would adversely and materially affect our business, financial condition and results of operations.
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
Mr. Xiaochun Wang, our chief executive officer and chairman of our board of directors, beneficially owned 51.8% of our outstanding share capital as of June 29, 2010. Because of this high level of shareholding, Mr. Wang has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Wang may take actions that are not in the best interests of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
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
The proposal by the Bidding Parties to privatize us may distract our management and other resources from developing our business and may disrupt our relationships with our customers, suppliers, other strategic partners or employees, which could have a material adverse effect on our business and operations.
We received a letter dated April 8, 2010, proposing to acquire all of our outstanding ordinary shares, including ordinary shares outstanding in the form of ADSs, in a transaction under Cayman Islands law that would result in our becoming a privately-held company. The proposal is from Hanmax Investment Limited, a company controlled by Mr. Xiaochun Wang, the chairman of our board of directors and our chief executive officer, and Fosun Industrial Co., Limited, a company incorporated in Hong Kong, or collectively, the Bidding Parties.
The on-going privatization process may cause us to incur significant expenses and distract our management and other resources from developing our business, as a result of which it may have an adverse effect on our business and results of operations. In addition, in response to the proposal, our customers, suppliers or other strategic partners may terminate or cancel their existing relationships with us, or delay or defer decisions to enter into or to renew those arrangements, which could have a material adverse effect on our business and operations. In addition, our current and prospective employees may experience uncertainty about their future roles with us, which may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel.
Litigation may arise in connection with the proposed privatization, which could negatively impact our business and our results of operations.
Litigation may be brought against, among others, us and our directors and officers alleging, among other claims, breaches of fiduciary duties relating to the proposed privatization. There can be no assurance as to the outcome of any such litigation (if it arises) or the impact on our business and results of operations. Any such litigation, with or without merit, could substantially divert the attention of management and resources in general. In addition, the cost of defending any such litigation, even if resolved favorably, could be substantial.
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
The production of traditional Chinese medicines depends on the supply of Chinese medicinal raw materials of suitable quality. For 2007, 2008 and 2009, the cost of raw materials used by us for our production accounted for 77.4%, 65.0% and 77.3%, respectively, of our total cost of revenues. The supply and market prices of these raw materials may be adversely affected by various factors such as weather conditions and the occurrence of natural disasters or sudden increases in demand that would impact our costs of production. There is no assurance that we would be able to pass on any resulting increase in costs to our customers and therefore any substantial fluctuation in supply or the market prices of raw materials may adversely affect our results of operations and profitability.
Pharmaceutical companies in China are required to hold a number of permits and licenses to carry on their business. Our ability to obtain and maintain these regulatory approvals is uncertain.
All pharmaceutical manufacturing and distribution companies in China are required to obtain certain permits and licenses from various PRC government authorities, including, in the case of manufacturing companies, a pharmaceutical manufacturing permit and a Good Manufacturing Practice certificate, or a GMP certificate, for each of its production facilities in China, and, in the case of distribution companies, a pharmaceutical distribution permit and a certificate for Good Supply Practice standards, or GSP certificate. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to the Pharmaceutical Industry—Pharmaceutical Distribution.”
We have obtained permits, licenses and GMP certificates for all of the five production facilities we use in the manufacture of our pharmaceutical products. In addition, we have obtained permits, licenses and GSP certificates for the wholesale distribution and retail sales by Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., or Tongjitang Distribution, and Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd., or Tongjitang Chain Stores, respectively, of our products and medicines produced by other pharmaceutical companies. These permits and licenses held by us are subject to periodic renewal and/or reassessment by the relevant PRC government authorities, and the standards of compliance required in relation to them may change from time to time. We intend to apply for the renewal of these permits and licenses when required by applicable laws and regulations. Our failure to obtain such renewals may prevent us from continuing those portions of our business that require these permits and licenses. Furthermore, any changes in compliance standards or new laws or regulations that may be introduced in the future may prohibit or render it more restrictive for us to conduct our business or may increase our compliance costs, which may adversely affect our operations or profitability.
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

We cannot predict the effect of the future developments in the PRC legal system, including the legal developments with regard to the Chinese pharmaceutical industry, which may include the promulgation of new laws or policies, changes to existing laws or policies, or the interpretation or enforcement thereof, or the preemption over local regulations by national laws. For example, as part of the Chinese government’s ongoing efforts to establish an effective nationwide healthcare system, in March 2009, the Chinese government publicly released the Guidelines on Advancing Reform of the Healthcare System, or the Guidelines. We understand that the proposed reform initiatives are intended to restore the not-for-profit nature of hospitals in China and to strengthen the government’s role in allocating healthcare resources. The Guidelines proposed measures to reform the channels in which medicines are distributed and sold to consumers in China. In particular, the Guidelines introduced the concept of a new national medicines catalog for the National Medical Insurance Program, known as a national essential drug list. Pursuant to the Guidelines, doctors in “Class 1” hospitals and clinics are required to prescribe medicines listed on the national essential drug list to their patients, and doctors in other public hospitals and clinics are required to give priority to medicines listed on the national essential drug list. National Medical Insurance Program participants will enjoy higher rates of reimbursements for costs of medicines on the national essential drug list. Furthermore, the retail sales prices of medicines on the national essential drug list will be subject to governmental price control and their wholesale prices will be determined through government-sponsored tendering processes. While the Chinese government has since released further guidelines and the finalized national essential drug list, it is still uncertain exactly when and how the reform will be implemented, and accordingly it is difficult to predict the extent to which our business might be affected by this reform. One of the uncertainties concerns the timetable on which the various proposed measures will be rolled out. For instance, the original target of using national essential drug list’s products in 30% of community hospitals/clinics by the end of 2009 had been postponed till the end of March 2010.
Moreover, we cannot assure you that any future implementation rules to the Guidelines or the introduction of any other healthcare reform measures in China will be favorable to us. If in the future Xianling Gubao is taken off the national essential drug list, or our other major products continue to be excluded from the national essential drug list, or if stricter restrictions on our ability to price these medicines are implemented, the sales and profitability of our products may be materially and adversely affected. All these uncertainties could limit the legal protections available to us and affect the way we conduct our business, including our ability to enforce our agreements with our distributors and suppliers, and other business partners.
Any limitation on the ability of our subsidiaries to make dividend or distribution payments to us could have a material adverse effect on our ability to conduct our business.
Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Guizhou Tongjitang Pharmaceutical Co., Ltd., or Tongjitang Pharmaceutical, our principal operating subsidiary, is required by PRC law to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of these reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this annual report, these general reserves amounted to RMB77.8 million (US$11.4 million), accounting for 31.2% of the registered capital of Tongjitang Pharmaceutical. In addition, if Tongjitang Pharmaceutical incurs debts on its own behalf in the future, the instruments governing the debts may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our business, or otherwise fund and conduct our business.
The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which would have a material adverse effect on our results of operations.
Under the Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, and the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income, and “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be classified as a resident enterprise, then our global income including the dividends we receive from our subsidiaries incorporated in China will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations. The new PRC tax law and its implementation regulations further provides that dividends distributed between qualified resident enterprises, which means the investment income derived by a resident enterprise from direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months, shall be exempted from the enterprise income tax. As the term “resident enterprises” needs further clarification and interpretation applicable to us, we cannot assure you that we will not be deemed as a PRC resident enterprise for tax purposes. If we and our subsidiaries established outside of China are deemed as resident enterprises, we cannot assure you that the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the enterprise income tax.

In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise,” and under the new PRC tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located in the British Virgin Islands and the British Virgin Islands does not have such a tax treaty with China.
The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the new PRC tax law could have a material adverse effect on our financial condition and results of operations.
Our foreign ADS holders may be subject to PRC withholding tax on dividends payable by us and on gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”
Under the new PRC tax law, withholding tax at a rate of up to 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprise can claim treaty protection. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to a withholding tax at a rate of up to 10% if such gain is regarded as income derived from sources within the PRC. Since the new PRC tax law is relatively new and ambiguous in certain aspects, there is uncertainty as to whether the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax. If we are required under the new PRC tax law to withhold PRC income tax on such dividends or your gains realized on the sales of our ADSs, your investment in our ADSs may be materially and adversely affected.
The regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.
In October 2005, State Administration for Foreign Exchange, or SAFE, promulgated a regulation known as SAFE Notice 75 stating that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. SAFE subsequently issued relevant documents of guidance to its local branches with respect to the operational procedures for SAFE registration under SAFE Notice 75. Guidance provided by these documents standardized more specific and stringent supervision on registrations relating to SAFE Notice 75. Under SAFE Notice 75, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our beneficial owners who are PRC residents have complied with existing SAFE registration procedures, the failure of our beneficial owners who are PRC residents to make their SAFE registrations or timely amend their SAFE registrations pursuant to SAFE Notice 75 or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in SAFE Notice 75 may subject such beneficial owners or our PRC subsidiaries to fines and legal sanctions and may also result in a restriction on our PRC subsidiaries’ ability to distribute profits to us, or otherwise adversely affect our business.
On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange,” on January 5, 2007, SAFE promulgated Implementation Rules for those measures and on March 28, 2007, SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies (collectively referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to file with the local counterparts of SAFE and complete certain procedures. We and our employees who are PRC citizens and individual beneficiary owners who have been granted restricted shares or share options are subject to the Individual Foreign Exchange Rules. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE procedures pursuant to SAFE local branch requirements or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions or otherwise materially adversely affect our business.

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
Under China’s regulations on foreign exchange, transactions by Tongjitang Pharmaceutical and its Chinese subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC government authorities, including SAFE. In particular, if Tongjitang Pharmaceutical or its Chinese subsidiaries borrows foreign currency loans from us or other foreign lenders, these loans must be registered with SAFE, and if we desire to finance Tongjitang Pharmaceutical or its Chinese subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce of China or its local branches. These limitations could affect the ability of Tongjitang Pharmaceutical or its Chinese subsidiaries to obtain foreign exchange through debt or equity financing.
Our business benefits from PRC government incentives, particularly those available to foreign-invested enterprises. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results.
Prior to the effectiveness of the new PRC tax law, the PRC government had provided various incentives to foreign invested enterprises, or FIEs, particularly to companies incorporated in specified economic and technological development zones and companies confirmed by appropriate government authorities as foreign-invested manufacturing enterprises with an operating term of more than ten years. These incentives include limited tax exemptions, reduced tax rates and other preferential treatments. Tongjitang Pharmaceutical, as an FIE, in the business of manufacturing medicines, were confirmed by the relevant tax bureau to be eligible for these preferential enterprise income tax treatments. Tongjitang Pharmaceutical was entitled to an exemption from the national enterprise income tax for 2006 and 2007 and a 50% reduction of the national enterprise income tax rate for 2008, 2009 and 2010. In addition, pursuant to the PRC preferential tax policies for the development of the western regions, Tongjitang Pharmaceutical was entitled to a preferential national enterprise income tax rate of 15%. Therefore, Tongjitang Pharmaceutical is entitled to a 7.5% national enterprise income tax rate for 2008, 2009 and 2010.
In March 2007, the National People’s Congress of China enacted a new PRC tax law, which became effective on January 1, 2008. In December 2007, the State Council of China promulgated the Implementing Regulation of the new Enterprise Income Tax Law, which became effective on January 1, 2008. The new PRC tax law imposes a unified state income tax rate of 25% on all domestic enterprises and FIEs unless they qualify under certain limited exceptions. Under the new PRC tax law and relevant rules, Tongjitang Pharmaceutical is subject to a state enterprise income tax rate of 25% as of January 1, 2008. In addition, enterprises that were established and already enjoyed preferential income tax treatments before March 16, 2007 will continue to enjoy the original preferential tax exemptions or reductions until the expiration of the specified terms, except that the relevant exemption or reduction starts from January 1, 2008, if the first profitable year for the relevant enterprise is later than January 1, 2008.

Therefore, Tongjitang Pharmaceutical will continue to be entitled to the preferential national enterprise income tax rate currently enjoyed by it until 2010 when the preferential tax treatment expires. However, if our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be materially or adversely affected.
Our failure to obtain the prior approval of the China Securities Regulatory Commission, or the CSRC, for the listing and trading of our ADSs could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.
On August 8, 2006, six PRC regulatory agencies: the Ministry of Commerce, the State-owned Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, the CSRC, and SAFE; jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006 and were amended on June 22, 2009. This New M&A Rule requires offshore special purpose vehicles, or SPVs, that are controlled by PRC individuals and that have been formed through acquisitions of PRC domestic companies for the purpose of seeking a public listing on a stock exchange outside China to obtain CSRC approval prior to publicly listing their securities on a stock exchange outside China. On September 21, 2006, the CSRC published a notice on its website specifying the documents and materials that offshore SPVs are required to submit when seeking CSRC approval for their listings outside China. The interpretation and application of the New M&A Rule remains unclear, and we cannot assure you that our initial public offering did not require approval from the CSRC. Our PRC counsel, Global Law Office, has advised us that since we completed our cross-border reorganization before September 8, 2006, the initial effective date of the New M&A Rule, there was no specific and express requirement under PRC law for us to submit our initial public offering to the CSRC for approval. On the other hand, if CSRC approval was required for our initial public offering, our failure to obtain CSRC approval for our initial public offering would subject us to sanctions imposed by the CSRC and other PRC regulatory agencies. These sanctions could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside China, and other forms of sanctions that may cause a material and adverse effect on our business, results of operations and financial conditions.
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
Loans extended by foreign entities such as our company to either an FIE or a domestic Chinese company are subject to Chinese regulatory approvals from and/or registration with PRC government agencies including SAFE. For an FIE, such as Tongjitang Pharmaceutical, the Chinese regulators approve particular amounts for the FIE’s registered capital, which represents shareholders’ equity investments over a defined period of time, and the FIE’s total investment, which represents the total of the company’s registered capital plus permitted foreign loans. The excess of the total investment over the registered capital represents the maximum amount of foreign borrowings that an FIE is permitted to have under PRC law. An FIE’s loans must be registered with SAFE. A domestic Chinese company, such as Tongjitang Chain Stores, may borrow medium- and long-term loans from a foreign lender, such as our company, but must obtain NDRC approval and SAFE registration for those loans. A domestic Chinese company may also borrow short-term foreign loans, subject, however, to a quota set by SAFE from time to time.
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

We face risks related to health epidemics and other outbreaks.
Our business could be adversely affected by the effects of swine flu, avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2006, 2007 and 2008, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States. In May 2009, the World Health Organization declared a level 6 flu pandemic, its highest pandemic alert phase, indicating a global pandemic underway. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business and operations. These could include our ability to deliver our products to our customers, as well as temporary closure of our manufacturing facilities, logistic facilities and/or our customers’ facilities, leading to delayed or cancelled orders. Any severe goods delivery restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.
Risks Related to Our Ordinary Shares and ADSs
The market price for our ADSs has been, and is likely continued to be, highly volatile.
The market price for our ADSs has been, and is likely continued to be, highly volatile and subject to wide fluctuations in response to factors including the following:
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
We have a number of material weaknesses in our internal control over financial reporting in 2009. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.
We are subject to reporting obligations under the U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 requires every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting.
Our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2008 due to certain material weaknesses we identified. These material weaknesses, as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5, could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of our management in our consolidated financial statements. Some of these material weaknesses we identified in 2008 have not been resolved. We have concluded that our internal control over financial reporting was ineffective for our fiscal year ended December 31, 2009. The material weaknesses we identified as of December 31, 2009 include: (a) lack of a formalized U.S. GAAP closing and reporting process; (b) lack of a formal top management level planning and monitoring process; and (c) inadequate control over filing of material contracts.

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
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you the U.S. Internal Revenue Service will not take a contrary position. A non-U.S. corporation will be a PFIC for any taxable year if either (i) at least 75% of its gross income for such year is passive income or (ii) at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—United States Federal Income Taxation”) holds an ADS or a ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Item 10. Additional Information—Taxation—E. United States Federal Income Taxation—Passive Foreign Investment Company.”
Substantial future sales or perceived sales of our ADSs or ordinary shares in the public market could cause the price of our ADSs to decline.
Sales of our ADSs or ordinary shares in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 104,066,526 ordinary shares outstanding. All ADSs are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act.
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
Our corporate affairs are governed by our amended and restated memorandum and articles of association (as may be further amended, from time to time), Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, or the Companies Law, and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of securities laws than the Cayman Islands. As a result, our public shareholders may have more difficulty in protecting their interests in actions against the management, directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States, and our ability to protect our interests if we are harmed in a manner that would otherwise enable us to sue in a United States court may be limited.
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
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Our legal and commercial name is Tongjitang Chinese Medicines Company. We are a Cayman Islands-incorporated holding company that conducts its operations through subsidiaries in China. Our ultimate predecessor company, Guizhou Xianling Pharmaceutical Co., Ltd., or Guizhou Xianling, was incorporated in China as a limited liability company in December 1995. Following a series of name changes, acquisitions and corporate reorganizations, in March 2005, Guizhou Xianling became Tongjitang Pharmaceutical, a limited liability company incorporated in China. In June 2005, Unisources Enterprises Limited, a company incorporated in the British Virgin Islands, acquired all the equity interests in Tongjitang Pharmaceutical and converted Tongjitang Pharmaceutical into a limited liability company with FIE status under PRC law. We incorporated Tongjitang Chinese Medicines Company in the Cayman Islands on May 16, 2006, as an exempted company with limited liability operating under the Companies Law. Tongjitang Chinese Medicines Company became our ultimate holding company when it issued shares to the existing shareholders of Unisources Enterprises Limited on June 19, 2006 in exchange for all of the shares of Unisources Enterprises Limited held by those shareholders. On November 18, 2008, we incorporated Tongjitang Pharmaceutical (Hong Kong) Limited in Hong Kong. In 2009, through a series of transactions, we injected all shares we directly owned in Unisources Enterprises Limited into Tongjitang Pharmaceutical (Hong Kong) Limited as our capital contribution. As a result of this, Tongjitang Pharmaceutical (Hong Kong) Limited became the direct shareholder of Unisources Enterprises Limited. None of these acquisitions and corporate reorganization resulted in a change of control of Tongjitang Pharmaceutical, our principal operating company. We conduct substantially all of our operations through the following subsidiaries in China:
•	Tongjitang Pharmaceutical, a wholly-owned subsidiary and our principal operating company, engaging in the business of developing, manufacturing, marketing and selling of medicines;
•	Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd., or Tongjitang Distribution, a 98.53%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of wholesale distribution of medicines;
•	Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd., or Tongjitang Chain Stores, a 96%-owned subsidiary of Tongjitang Distribution, engaging in the business of retail sales of medicines;
•	Guizhou Long-Life Pharmaceutical Company Limited, or Guizhou LLF, a wholly-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of producing and selling traditional Chinese medicines and nutritional products;
•	Qinghai Pulante Pharmaceutical Co., Ltd., or Pulante, a wholly-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of developing, manufacturing, marketing and distributing Tibetan recipe-originated plant-based medicines;

•	Anhui Jingfang Pharmaceutical Co., Ltd., or Jingfang, a 99.13%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of producing and selling western and traditional Chinese medicines. Guizhou LLF owns the remaining equity interests in Jingfang; and
•	Guizhou Gui Liqour Co., Ltd., or Gui Liqour Ltd., a subsidiary of Tongjitang Pharmaceutical, engaging in the business of manufacturing and selling three brands of Chinese liquors: “Guiyang Da Qu,” “Qian Chun Liquor” and “Gui Liquor.” As of the date of this annual report, this subsidiary is wholly owned by a joint venture in which we hold 95% of its equity interest. We have received a deposit of RMB46 million as the full purchase price from a third party who will acquire a minority equity interest in Gui Liqour Ltd. As of the date of this annual report, the terms of the share transfer agreement has yet to be finalized.
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

We received a letter dated April 8, 2010 from Hanmax Investment Limited, a company controlled by Mr. Xiaochun Wang, the chairman of our board of directors and our chief executive officer, and Fosun Industrial Co., Limited, a company incorporated in Hong Kong, proposing to acquire all of our outstanding ordinary shares, including ordinary shares outstanding in the form of ADSs, in a transaction under Cayman Islands law that would result in our becoming a privately-held company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Privatization.”
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
On January 4, 2010, through a joint venture that is 95%-owned by us, we completed the acquisition of Guiyang Liqour Factory, which was subsequently restructured and renamed as Gui Liqour Ltd. We intend to achieve the following strategic objectives through this acquisition: (1) enter the Chinese traditional medicinal liquor market; (2) enhance Tongjitang’s orthopedic brand; and (3) strengthen Gui Liqour Ltd.’s geographic presence. We have received a deposit of RMB46 million as the full purchase price from a third party who will acquire a minority equity interest in Gui Liqour Ltd. As of the date of this annual report, the terms of the share transfer agreement has yet to be finalized.
Xianling Gubao was approved in 2002 by the SFDA as both a prescription medicine and an OTC medicine for the treatment of osteoporosis. Our prescription sales force, consisting of approximately 587 salespeople, targets physicians and hospital administrators. In 2007, 2008 and 2009, 2,791, 4,215 and 5,495 Chinese hospitals, respectively, included Xianling Gubao on their lists of approved prescription medicines, or formularies, in each case based on internal company data gathered during the last week of each of these periods. We refer to these hospitals as formulary hospitals. Under the PRC Ministry of Health hospital classification system, the best and largest hospitals in China are designated as “Class 3” hospitals, followed by lower-ranked “Class 2” and “Class 1” hospitals. Of these formulary hospitals for Xianling Gubao, 587 in 2007, 731 in 2008 and 691 in 2009 were “Class 3” hospitals, representing 49.5%, 61.3% and 56.0% of all “Class 3” hospitals in China, respectively. Since May 2004, we have also been marketing Xianling Gubao as an OTC medicine to retail pharmacies. Our OTC sales force, consisting of approximately 352 salespeople, targets retail pharmacies and consumers. In 2007, 2008 and 2009, over 35,000, 34,000 and 25,500 retail pharmacies in China stocked Xianling Gubao, respectively, in each case based on internal company data gathered during the last week of each of the three periods. We refer to these pharmacies as stocking retail pharmacies.
We use separate sales forces to market Xianling Gubao to hospitals and retail pharmacies, with a focus on both hospitals and retail pharmacies that are located in the relatively more affluent and developed eastern provinces of China.
Since September 2004, Xianling Gubao has been on the national medicine catalog of the National Medical Insurance Program, a government-administered medical insurance program that is the largest in China. As of the end of 2009, the number of participants enrolled in this program was 401 million, according to a statement made on January 22, 2010 by the Ministry of Human Resources and Social Security. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to China’s provincial governments, each of which publishes its own medicine catalog by reference to the national medicine catalog and, to a limited extent, by applying its own selection criteria. Xianling Gubao is included in the provincial medicine catalog of every province, meaning that the National Medical Insurance Program participants in every province can be reimbursed for purchases of Xianling Gubao either as a prescription medicine or as an OTC medicine. Since its inclusion in the provincial catalogs, sales of Xianling Gubao have increased significantly.
We own manufacturing facilities with a combined floor space of 115,600m2. As of the date of this annual report, we are operating five medicine manufacturing facilities with a combined floor space of 72,700m2, which can support 22 production lines. The floor space and production lines of Gui Liquor Ltd. are excluded from the relevant discussion in this annual report because Gui Liquor Ltd. is still in the early stage of business restructuring and in any case did not make any contribution to our revenue in 2009. We implement quality control procedures in compliance with standards for Good Manufacturing Practice, or GMP standards, and the SFDA regulations to ensure consistent quality in our products. Our extensive distribution network enables us to distribute our products in all provinces in China.
In addition to Xianling Gubao, we manufacture and market a portfolio of 36 other modernized traditional Chinese medicines approved by the SFDA, including the following two principal products: Zaoren Anshen Capsules, an OTC medicine for treating insomnia, and Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions. We also manufacture 36 western medicines, although the contributions of these medicines to our net revenues are insignificant.

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
The rapid increase in the per capita disposable income of Chinese urban residents and the increase in the number of elderly people in China have resulted in increased expenditures on prescription and OTC medicines in recent years, including traditional Chinese medicine. According to the Chinese Medical Statistical Yearbook 2005, the pharmaceutical market in China, based on sales revenues of prescription and OTC medicines, amounted to RMB211.9 billion in 2002, RMB269.2 billion in 2003, and RMB547.3 billion in 2004, representing a compound annual growth rate, or CAGR, of 60.7% from 2002 to 2004. Traditional Chinese medicine accounted for approximately 30% of the total pharmaceutical market in each of those three years. According to the website of China Medical Statistics (www.yytj.org.cn), sponsored by Shanghai Medical Industry Research Information Center, sales revenues of medicines in China amounted to RMB825.4 billion in 2007, with traditional Chinese medicines accounting for approximately 20% of the total market.
Products
We manufacture 73 products, consisting of 37 modernized traditional Chinese medicines and 36 western medicines. Our principal products are three modernized traditional Chinese medicines:

Selected Marketed Drugs	Indication	Status	Next Milestone
Xianling Gubao	Osteoporosis (Prescription)	Marketed	—
	Osteoarthritis (Prescription)	Marketed	—
	Ischemic bone necrosis (Prescription)	Marketed	Phase IV clinical trial ongoing
	Bone fractures (Prescription)	Marketed	—
	Osteoporosis (OTC)	Marketed	—

Zaoren Anshen Capsules	Insomnia	Marketed	—

Moisturizing and Anti-Itching Capsules	Inflammatory skin conditions	Marketed	—
In 2007, 2008 and 2009, the total sales of Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules together accounted for 10.3%, 11.6% and 13.4% of our net revenues, respectively.
Dianbaizhu Syrup, a prescription medicine for treating vertigo, was one of our principal products in 2006 and 2007. In these two years, sales of Dianbaizhu Syrup were RMB5.7 million and RMB25.9 million, accounting for 1.2% and 4.4% of our net revenues, respectively. In 2008, as we shifted our marketing focus from Dianbaizhu Syrup to our other principal products, the sales of Dianbaizhu Syrup decreased to RMB0.8 million, which accounted for 0.2% of our net revenues. In 2009, the sales of Dianbaizhu Syrup increased to RMB2.0 million (US$0.3 million), which accounted for 0.4% of our net revenues. Our current plan is that we will not stop the production of Dianbaizhu Syrup even though it will not be our marketing focus.

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
Xianling Gubao is a formulation comprised of extracts of six different plants, including barrenwort. Xianling Gubao was first developed by Professor Guangda Shi of the Guiyang Traditional Chinese Medicine Center, based on a traditional recipe from the Miao tribe, an ethnic minority group that lives in Guizhou Province and outlying areas in Southwest China. In 1995, Prof. Shi and four other individuals founded Guizhou Xianling. As one of its founders, Prof. Shi transferred to Guizhou Xianling as his capital contribution all of his proprietary rights in Xianling Gubao, including know-how and trade secrets relating to Xianling Gubao. Following Prof. Shi’s capital contribution, Guizhou Xianling became the sole and exclusive owner of these proprietary rights. In May 1997, Mr. Xiaochun Wang, our chief executive officer and chairman of the board, purchased from Guizhou Xianling’s shareholders 96.7% of the equity interests in this company for RMB580,000. Guizhou Xianling was then renamed as Tongjitang Pharmaceutical. According to our pre-clinical trials, we believe that Xianling Gubao’s efficacy in treating and preventing osteoporosis may be due to the presence of significant levels of phytoestrogens in barrenwort extracts. These phytoestrogens may work through selective regulation of estrogen receptors to improve bone strength and potentially reduce the incidence of osteoporosis, while not causing estrogen-mediated side effects.
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
We are currently conducting a Phase IV, randomized, double-blind trial to evaluate Xianling Gubao for the prevention of ischemic bone necrosis, a common side effect of systemic steroid use. Approximately 550 patients who take systemic steroid therapy will be randomized at eight major medical centers to either Xianling Gubao or placebo. The dose of Xianling Gubao will be approximately twice that currently marketed. Patients will be evaluated after six months by MRI to determine the presence of ischemic bone necrosis. The trial is currently ongoing, and we expect to receive the preliminary result by the end of 2010.
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
Xianling Gubao was included in both the 2004 and 2009 versions of the national medicine catalog of the National Medical Insurance Program. It is currently included in the provincial medicine catalogs of all provinces in China. Xianling Gubao is now a Tier 1 medicine in the 2009 version of the national medicine catalog of the National Medical Insurance Program and also a Tier 1 medicine in all of the provincial medicine catalogs. Therefore, purchases of Xianling Gubao are 100% reimbursable for National Medical Insurance Program participants.
Under the recent 2009 healthcare reform, the Chinese government proposed to establish a national basic medicine system based on a national essential drug list. According to the relevant policy, 90% of China’s citizens will be covered by a universal healthcare system by the year 2012. As a result, the vast majority of patients will be fully reimbursed for medicines listed in the national essential drug list and partially reimbursed for medicines listed in the national medicine catalog for the National Medical Insurance Program. Xianling Gubao, our flagship product, and Jingfang’s Jingshu Granules have been included in the national essential drug list, and thus such products enjoy 100% reimbursement. This represents an improvement from these products’ former status of being entitled to partial reimbursement at rates determined by provincial authorities. We believe our company will derive long-term benefit from the reform as more patients covered by the national medical insurance could afford our major products due to the 100% reimbursement.

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
Xianling Gubao is the most important contributor to our revenues. In 2007, 2008 and 2009, sales of Xianling Gubao were RMB444.9 million, RMB315.5 million and RMB288.1 million (US$42.2 million), accounting for 74.6%, 70.0% and 60.0% of our net revenues, respectively.
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
Zaoren Anshen Capsules were first developed by Qihuang Pharmaceutical Industry Technology Investment Co., Ltd., from which we acquired Zaoren Anshen Capsules in August 1999 for RMB361,000. In this transaction we acquired the new medicine certificate for this medicine, its production approval as well as the related production technology, giving us all proprietary rights with respect to this medicine. We do not have ongoing obligations to Qihuang Pharmaceutical Industry Technology Investment Co., Ltd. in respect of Zaoren Anshen Capsules. We received the SFDA’s approval for production of Zaoren Anshen Capsules under a provisional standard in 2001 and began production in the same year. In February 2001, we obtained a certificate of new medicine for Zaoren Anshen Capsules, which expired on February 4, 2007, and currently we do not have the exclusive right to produce Zaoren Anshen Capsules. In April 2006, we received the final standard for Zaoren Anshen Capsules. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to the Pharmaceutical Industry—Registration and Approval of Medicine.”
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
Zaoren Anshen Capsules have been in the national medicine catalog since September 2004 (and have continued to be included in the recent 2009 version of the catalog) and are currently included in the provincial medicine catalogs of all provinces in China. A majority of provincial medicine catalogs has classified Zaoren Anshen Capsules as a Tier 2 medicine. In Beijing, one of our major markets, this medicine has been upgraded to a Tier 1 medicine.
In 2007, 2008 and 2009, sales of Zaoren Anshen Capsules were RMB21.7 million, RMB11.4 million and RMB15.7 million (US$2.3 million), representing 3.6%, 2.5% and 3.3% of our net revenues, respectively.
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
Moisturizing and Anti-Itching Capsules have been included in the national medicine catalog since September 2004 (and have continued to be included in the recent 2009 version of the catalog) and are currently included in the provincial medicine catalogs of all provinces in China. A majority of the provincial medicine catalogs has classified this medicine as a Tier 2 medicine. In Beijing, this medicine has been upgraded to a Tier 1 medicine.
In 2007, 2008 and 2009, sales of our Moisturizing and Anti-Itching Capsules were RMB40.0 million, RMB41.0 million and RMB49.2 million (US$7.2million), representing 6.7%, 9.1% and 10.2% of our net revenues, respectively.
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

Product Pipeline. We are actively developing a number of new medicines and formulations that were primarily acquired from third parties, as well as through joint research and development with universities and research institutions. As of December 31, 2009, we were at different stages of developing 11 product candidates. The following chart sets forth the seven product candidates that we believe have the highest potential for commercialization:

Selected Pipeline Candidates	Indication	Status	Next Milestone
Jing Tong Ting	Menstrual pain	Phase III clinical trial completed	Applying for certificate of manufacturing and marketing

Da An Granules	Anxiety	Phase III ongoing	Release of clinical data in the second half of 2010

Yushuda Tablets	Depression	Phase III clinical trial completed	Applying for certificate of manufacturing and marketing

Dan Xian Kang Gu Capsules	Ischemic necrosis	Phase III clinical trial ongoing	Release of clinical data in the second half of 2011

Methylthioninium Chloride and Procainimide Injection	Post-surgical acute pain	Application filed with SFDA for conducting clinical trials	—

OA-008	Osteoarthritis	Pre-clinical	—

Xianling Gubao Chewable Tablets	Osteoporosis	Pre-clinical	—
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
Marketing and Sales
We rely on our in-house marketing and sales team to market our products. Our marketing and sales force currently consists of more than 1,024 employees who market our core products across China, with a greater emphasis on the relatively more affluent and developed metropolitan centers and the eastern parts of China. We organize our marketing and sales force into four divisions: (1) the marketing strategy division; (2) the prescription medicine sales force; (3) the OTC medicine sales force; and (4) the sales support division.
Marketing Strategy Division. As of December 31, 2009, our marketing strategy division consisted of 24 employees. They are responsible for designing our overall marketing strategy, managing our brand, conducting market research and surveys, liaising with various levels of regulatory authorities and government institutions and providing training to our sales force. There are two groups within this division: a prescription medicine group of nine employees and an OTC medicine group of 15 employees.
The prescription medicine group of our marketing strategy division oversees the implementation of our prescription marketing strategy and works very closely with our prescription sales force to ensure our prescription marketing initiatives are well-tailored to different hospitals and different regions.
The prohibition on mass media advertising of prescription medicine has been enforced in China since 2004, and pharmaceutical companies now may only advertise their OTC medicines through mass media. The OTC medicine group of our marketing strategy division uses information from our OTC medicine sales force to conduct market analyses of consumer profiles and evaluate our advertising strategies by analyzing advertisements for competing products and market reaction to our advertisements. This analysis is instrumental to us in choosing the appropriate medium or the combination of several forms of media to advertise our products, as well as in designing our advertisements to suit consumer profiles in a particular locality. We believe that advertising on television is one of the most effective means for consumers to get to know and remember our products. Thus, we advertise Xianling Gubao on CCTV, the only television network with a nationwide presence in China, to enhance the product’s reputation nationwide. We also advertise on local television networks in target provinces where we plan to increase our OTC sales. To reinforce the effect of our advertising on television, we also advertise in national, regional and local publications. In 2009, we spent RMB32.4 million (US$4.7 million) on advertising, consisting of RMB21.5 million (US$3.1 million) on television advertising and RMB10.9 million (US$1.6 million) on print media. Even though we currently still rely heavily on mass media advertising, we learned from analyses of our marketing strategy division that as Xianling Gubao gains more consumer recognition through our existing advertising efforts, the effects of such advertising initiatives are diminishing. As a result, starting from the second half of 2008, we adjusted our OTC marketing strategy for Xianling Gubao. We reduced our spending in mass media advertisements and focused our marketing resources on establishing and expanding our direct sales network for Xianling Gubao in retail pharmacies in 2009.

Prescription Medicine Sales Force. As of December 31, 2009, our prescription medicine sales force consisted of approximately 587 salespeople, many of whom hold bachelor’s degrees in medicine or science. Each of them is assigned to a number of hospitals within a defined district. Through their regular meetings with physicians and hospital administrators, the organization of academic seminars and conferences, and assisting with clinical trials, our prescription salespeople can effectively communicate the therapeutic benefits of our products to physicians and hospital administrators. Specifically, our senior personnel in the prescription sales force typically interact with the heads of a hospital administration and the persons in charge of the relevant departments to seek the inclusion of our products in the hospital’s formulary. Our middle-level and junior personnel typically meet with individual physicians to promote the therapeutic value and other features of our products.
The following table sets forth the number of formulary hospitals for Xianling Gubao in 2007, 2008 and 2009 in our key markets, in each case based on internal company data gathered during the last week of each of these periods. It further breaks down these hospitals by “Class 2” and “Class 3” hospitals, the two classes that typically generate larger medicine sales volumes than lower-ranked hospitals:

	2007			2008			2009
Province	Class 3	Class 2	Total	Class 3	Class 2	Total	Class 3	Class 2	Total
Beijing	52	89	387	128	129	1,321	129	132	1,202
Zhejiang	42	258	481	59	114	487	54	156	501
Guangdong	51	104	249	70	158	324	66	160	358
Jiangsu	40	100	193	45	128	281	44	132	291
Shanghai	40	113	299	22	64	277	24	64	270
Other 26 provinces	362	588	1,182	407	669	1,525	374	644	2,873

Total	587	952	2,791	731	1,262	4,215	691	1,288	5,495

The following table sets forth the total number of “Class 3” hospitals in China, and the number of Xianling Gubao formulary “Class 3” hospitals, which is also expressed as a percentage of all “Class 3” hospitals in China, in each of the periods indicated:

	2007	2008	2009
Total Class 3 hospitals	1,186	1,192	1,233
Xianling Gubao formulary Class 3 hospitals	587	731	691

As a percentage of total Class 3 hospitals	49.5%	61.3%	56.0%

Source:	The total number of “Class 3” hospitals is based on statistics from the PRC Ministry of Health in the relevant periods, which do not include hospitals administered by the Chinese military or the Chinese People’s Armed Police.
OTC Medicine Sales Force. Beginning in May 2004, we began marketing Xianling Gubao as an OTC medicine to retail pharmacies and consumers. As of December 31, 2009, our OTC sales force consisted of approximately 352 salespeople. They are assigned to a number of retail pharmacies in a designated region, where they work with pharmacy salespeople to conduct in-store promotions and other forms of direct marketing to consumers and also educate pharmacy salespeople on our products. They also organize free community healthcare activities, such as arranging for bone density tests and organizing seminars on our products and osteoporosis. Our OTC salespeople also collect consumer opinions on our products and our promotional and advertising activities and relay these consumer opinions to our marketing strategy division. This valuable feedback allows us to tailor our promotional and advertising activities to fit different consumer profiles and different localities.

The following table sets forth the total numbers of our stocking retail pharmacies nationwide for Xianling Gubao and our stocking retail pharmacies authorized under the National Medical Insurance Program in our four key OTC markets in 2007, 2008 and 2009, in each case based on the internal company data gathered during the last week of each period indicated:

	2007		2008		2009
	Stocking		Stocking		Stocking
	Retail	Authorized	Retail	Authorized	Retail	Authorized
Provinces	Pharmacies	Pharmacies(1)	Pharmacies	Pharmacies(1)	Pharmacies	Pharmacies(1)

Shanghai	1400	245	1,650	275	1,174	296

Jiangsu	3400	850	3,900	930	2,176	1,161

Zhejiang	2605	500	2,042	665	1,104	445

Liaoning	1460	1207	1,780	1,250	1,202	1,044

Other 27 provinces	26,770	N/A	24,720	N/A	19,879	N/A

All Provinces	35,635	N/A	34,092	N/A	25,535	N/A

(1)	We do not have information regarding the total number of authorized pharmacies that stocked Xianling Gubao in the periods indicated other than for the four provinces listed in this table.
Sales Support Division. As of December 31, 2009, our sales support division consisted of 61 employees. They are primarily responsible for administrative work relating to our sales, such as collecting payments from our customers, consolidating purchase orders, monitoring deliveries to distributors and keeping records.
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
We have appointed 52 regional distributors across China, most of which are large pharmaceutical distribution companies affiliated with provincial or municipal governments in the provinces or cities in which they operate. We select our distributors based on their reputation, market coverage and sales experience, as well as financial and economic capabilities. We typically enter into annual supply contracts with our regional distributors. These supply contracts set forth the target sales revenues and product prices and contain guidelines for the sale and distribution of our products, including restrictions on the territories in which the products may be sold. Our distributors also purchase our products to resell them to hospitals and retail pharmacies to which we have not marketed our products.
In 2006 and 2007, sales to Beijing Shirentang Pharmaceutical Joint Stock Company, one of our regional distributors which covered sales in northeast China, including Beijing, accounted for 22.5% and 9.7% of our net revenues, respectively. In 2008, we switched our major regional distributor in some regions of north China to Cachet Pharmaceutical Stock Corporation Ltd., or Cachet Pharmaceutical. Cachet Pharmaceutical contributed 11.9% of our net revenues in 2008. In 2009, Huadong Pharmaceutical Co., Ltd. and Guangzhou Zhixiang Pharmaceutical Co., Ltd. were our regional distributors in the Zhejiang province and Guangdong province, respectively, and contributed 7.0% and 5.3% of our net revenues in 2009, respectively. Shanghai Caitongde was our regional distributor in Shanghai in 2006 and contributed 14.0% of our net revenues in 2006. Beginning in 2007, we switched our regional distributor in Shanghai to Shanghai Leiyunshang Pharmaceutical Co., Ltd., or Shanghai Leiyunshang. In 2007, sales to Shanghai Leiyunshang accounted for 11.6% of our net revenues. In 2008, Shanghai Caitongde became one of our major regional distributors again. Sales to Shanghai Caitongde contributed 8.7% of our net revenues in 2008 and 9.2% of our net revenues in 2009.

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
Production Capacity
We currently have 22 production lines. We have obtained a certificate for GMP standards for every form of product that we produce. We implement quality control procedures in compliance with the GMP standards and other SFDA regulations to ensure consistent quality in our products. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to the Pharmaceutical Industry—Pharmaceutical Product Manufacturing—Good Manufacturing Practice.” The following table sets forth our production lines and their corresponding production capacities and utilization rates for the one-year period ended December 31, 2009:

		Annualized	Capacity
Facility	Production Line	Manufacturing Capacity	Utilization Rate
Xiuwen Facility	Capsules	800 million capsules	80.8%
	Tablets	600 million tablets	11.7%
	Granules	50 million packs	32.8%
	Preliminary processing and extraction	1,600 tonnes	66.4%

Xiaohe Facility	Powder	300 million packs	40.0%
	Lozenge	300 million pieces	15.3%
	Capsules	400 million capsules	36.0%
	Tablets	300 million tablets	65.3%
	Syrup	500 tonnes	11.4%
	Plaster	2.7 million pieces	16.5%
	Alcoholature	100 tonnes	4.3%
	Liquor taken orally	500 tonnes	59.8%

Guizhou LLF	Mixture and liquor taken orally	150 tonnes	12.6%
	Capsules	130 million capsules	13.8%

Pulante	Capsules	400 million capsules	5.7%
	Granules	10 million packs	6.0%
	Tablets	480 million tablets	0.5%
	Ointment	2.4 million pieces	4.2%

Jingfang	Capsules	360 million capsules	11.9%
	Granules	140 million packs	32.1%
	Tablets	80 million tablets	—
	Syrup	5.4 million bottles	23.9%
These utilization rates are calculated on the basis of one shift per day. Our facilities can be operated using two shifts per day. We produce barrenwort extracts mainly in the Xiuwen Facility. Substantially all of our Xianling Gubao is produced in the Xiuwen Facility.

Raw Materials
Our production facilities are located in Guizhou Province, Qinghai Province and Anhui Province. Guizhou Province and Qinghai Province are the top regions in China in terms of production of raw materials used in the manufacturing of traditional Chinese medicines. These locations allow us to maintain close relationships with suppliers of medicinal herbs, to have lower transportation costs and they give us the option of farming our own medicinal herbs, which we believe is a competitive advantage.
Barrenwort is the primary raw material for the manufacturing of Xianling Gubao, accounting for 65.7%, 61.0% and 57.3% of our cost of raw materials we used in production in 2007, 2008 and 2009, respectively. We purchase a substantial majority of our barrenwort requirements on the open market in Guizhou Province. We obtain the remainder from farmers in Guizhou Province.
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
Depending on their type and nature, the raw materials we use may be stored for periods ranging from three months to one year. We have not experienced any production interruptions caused by shortages of key raw materials. We have a policy of maintaining an inventory that allows us to have at least a three-month supply of raw materials. Pursuant to a contract we entered into in December 2009, as consideration for our disposal of certain property, plant and equipment, we will be supplied with an amount of barrenwort with an equivalent value of RMB18.8 million with delivery dates extending into 2011.
Intellectual Property
We rely primarily on a combination of patent, trademark and trade secret protections, as well as employee and third-party confidentiality agreements to safeguard our intellectual property.

Patents. We own 49 patents, all of which are registered in the PRC. As of December 31, 2009, we owned 29 invention patents and 20 external design patents. We also have 11 pending invention patent applications in China, some of which relate to process technologies for the production of our medicine, including quality standard improvements and methods of extraction and processing. We are also licensed to use two invention patents and one utility model patent. The following chart lists the invention patents that we own or are licensed to use:
Invention Patents

No.	Description	Valid Period	Expiration Date
1	A controlled release pain killer chiefly used in the treatment of post-surgical wound and trauma wounds(1)	20 years	March 25, 2019

2	A Chinese medicine preparation used in treatment of upper respiratory tract infections	20 years	October 29, 2023

3	Moisturizing and Anti-Itching Capsules processing technology	20 years	January 29, 2022

4	A plaster to treat aches and swelling	20 years	February 6, 2022

5	Toothache treatment and processing technology(2)	20 years	February 24, 2015

6	Shaoshi eye-protecting preparation and its processing method and usage	20 years	August 23, 2025

7	A Chinese medicine for menorrhalgia treatment and its processing method	20 years	April 25, 2024

8	A pharmaceutical preparation for depression treatment and its processing method	20 years	August 16, 2025

9	An indication of a medicine for osteoporosis treatment	20 years	April 27, 2025

10	A Chinese medicine preparation for bone necrosis treatment and its processing method	20 years	June 28, 2025

11	A medicine for the treatment of painful obstructions	20 years	December 2, 2022

12	An adjuvant medicine for treatment following radiotherapy for cancer	20 years	December 2, 2022

13	A medicine to treat abdominal pain and diarrhea due to large intestine conditions	20 years	December 2, 2022

14	Heiguteng Shenjin Tougu Spray and its processing method	20 years	December 29, 2024

15	A Chinese medicated tape and method of preparation for the treatment of arthraligia due to wind, cold and dampness	20 years	August 9, 2025

16	An oral solution of Rheum officinale Baill fruit acid and its processing method	20 years	August 1, 2026

17	A choleretic capsule for the treatment of liver and gall system diseases	20 years	December 12, 2026

18	An oral medicine for the treatment of gastric ulcer and digestive system diseases	20 years	April 24, 2027

19	An externally used medicine for the treatment of skin diseases	20 years	January 27, 2029

20	A processing method of barrenwort	20 years	April 8, 2028

21	A Chinese medicine preparation for the treatment of generalized anxiety disorder and its processing method	20 years	June 24, 2028

22	Antipyretic effervescent granules made of Cinnamomum delavayi Lecte for children and its processing method	20 years	September 23, 2028

23	The processing method of Epmedin C as a control and its products	20 years	September 30, 2028

24	A quality control method for preparation of drugs for the treatment of depression	20 years	October 23, 2028

25	A synthetic method of medicinal Methylene blue	20 years	November 25, 2028

26	A quality control method for preparation of Chinese medicine for the treatment of generalized anxiety disorder	20 years	July 21, 2029

27	A quality control method for Shengmai granules	20 years	December 15, 2029

28	A quality control method for preparation of drugs for the treatment of visual fatigue	20 years	December 15, 2029

29	A Chinese medicine for the treatment of rheumatism and its processing method	20 years	July 26, 2025

Note:

(1)	The owner of Patent 1, Professor Zhitao Xia, has granted an exclusive license to Guizhou Tongjitang Pharmaceutical Joint Stock Limited Company, the predecessor of Tongjitang Pharmaceutical for the periods from March 30, 2004 to the expiration dates of this patent.

(2)	Mr. Xiaochun Wang, the chairman of Tongjitang Pharmaceutical, is the owner of Patent 5 and has licensed this patent to us.
Trademarks. We market Xianling Gubao under a trademark that combines graphic designs and Chinese characters of “Rouyi.” We maintain 69 PRC registered trademarks, including (a) Chinese characters for “Tongjitang,” “Xianling,” “Zhengxing Tongjitang” and “Pangzi” and (b) a combination of the Chinese characters and graphic designs for “Rouyi” and “Jianyou.” We have 31 pending trademark applications relating to a particular Chinese calligraphic depiction of “Tongjitang,” “Gubao” and “Xianling Gubao.”

Our brand name, Tongjitang, is a well-established brand in China dating back to 1888 and was recognized in 1994 as one of the “Top 100-Year-Old Brands of China” by the Ministry of Domestic Trade, which was later merged into the Ministry of Commerce. “Tongjitang” was held to be a well-known trademark by a PRC court in July 2007.
We believe that our trademarks, Rouyi and Xianling, and our brand names, Xianling Gubao and Gubao, for which we filed trademark registration applications, are well recognized in China among physicians and hospital administrators, pharmacists and osteoporosis patients. We are working to strengthen, expand and enforce our rights associated with these trademarks and brand names, the protection of which is important to our reputation and branding.
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
Competition
The traditional Chinese medicine sector in China is highly fragmented and intensely competitive. According to the 2006 China Pharmaceutical Market Research Report prepared by Compass International, a Beijing-based research company, in 2005 there were over 1,200 traditional Chinese medicine manufacturers in China (not including manufacturers of traditional sliced herbs). Of these manufacturers, in 2005, large-sized manufacturers contributed to 27.4% of the total sales of this sector, compared to 30.3% and 42.3% of sales by small- and medium-sized manufacturers, respectively, according to the same research report. According to the company size classification standards used by Compass International in the research report and which are set by the National Bureau of Statistics, a company with a headcount of over 2,000, sales of over RMB300 million and assets of over RMB400 million is classified as a large-sized company. On the other hand, for companies that do not meet all three criteria of a large-sized company, if the company has an employee headcount of at least 300, sales of at least RMB30 million and assets of at least RMB40 million, it is designated as a medium-sized company. Otherwise, it is considered to be a small-sized company. Under these standards, we believe that we would be designated as a large-sized company.
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
Insurance
We maintain property insurance policies covering our equipment and facilities for losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our fixed assets other than land and inventory amounted to approximately RMB47.8 million (US$7.0 million) as of December 31, 2009. We also maintain insurance for inventory of raw materials, covering RMB30.0 million (US$4.4 million). In addition, we maintain insurance policies covering products in transit to our customers and have product liability insurance coverage. We do not maintain business interruption insurance or key-employee insurance. We paid aggregate insurance premiums of RMB124,333, RMB234,680 and RMB215,049 (US$31,505) in 2007, 2008 and 2009, respectively.
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
New Medicine. If a medicine is approved by the SFDA as a new medicine, the SFDA will issue a new medicine certificate to the manufacturer and impose a monitoring period of up to five years. The length of the monitoring period is specified in the new medicine certificate. During the monitoring period, the SFDA will monitor the safety of the new medicine, and will neither accept new medicine certificate applications for an identical medicine by another pharmaceutical company, nor approve the production or import of an identical medicine by other pharmaceutical companies. For new medicines approved prior to 2002, the monitoring period could be longer than five years. As a result of these regulations, the holder of a new medicine certificate effectively has the exclusive right to manufacture the new medicine during the monitoring period.
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
Good Manufacturing Practice. A pharmaceutical manufacturer must meet the GMP standards for each of its production facilities in China in respect of each form of pharmaceutical products it produces. GMP standards include staff qualifications, production premises and facilities, equipment, raw materials, environmental hygiene, production management, quality control and customer complaint administration. If a manufacturer meets the GMP standards, the SFDA will issue to the manufacturer a GMP certificate with a five-year validity period. However, for a newly established pharmaceutical manufacturer that meets the GMP standards, the SFDA will issue a GMP certificate with only a one-year validity period.

We have obtained required GMP certificates for all of our production facilities in respect of every form of product that we produce. On March 6, 2002, we obtained a GMP certificate for our Xiuwen facility for the manufacturing of medicine in the forms of tablets, capsules and granules. This GMP certificate was renewed on January 29, 2007. We obtained three GMP certificates for our manufacturing facility in the Xiaohe region for the manufacturing of a variety of forms of pharmaceutical products, one on July 14, 2004, one on November 18, 2004 (both were renewed on May 19, 2010) and one on January 26, 2006. We obtained GMP certificates for our Jingfang facilities on August 28, 2006. We renewed GMP certificates for our Guizhou LLF facility for the manufacturing of medicines in the forms of capsules and oral solution in December 2007. We obtained GMP certificates for our Pulante production facilities on February 19, 2009. All of our GMP certificates are valid for five years. We do not currently anticipate any difficulty in renewing these certificates.
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
Our wholesale distribution subsidiary, Tongjitang Distribution, and our retail distribution subsidiary, Tongjitang Chain Stores both obtained their respective pharmaceutical distribution permits for wholesale and retail business operations on January 1, 2005.
Restrictions on Foreign Ownership of Pharmaceutical Wholesale and Retail Businesses in China. Chinese regulations on foreign investment currently permit foreign companies to establish or invest in wholly foreign-owned companies or joint ventures that engage in wholesale or retail sales of pharmaceuticals in China. For retail sales, these regulations restrict the number and size of retail pharmacy outlets that a foreign investor may establish. Retail pharmacy chains with more than 30 outlets that sell a variety of branded pharmaceutical products sourced from different suppliers are limited to 49.0% foreign ownership unless the outlets are owned by a third party and operated under a foreign franchise or Hong Kong and Macau investors who are permitted to wholly own such chains. Our 100%-owned retail distribution subsidiary, Tongjitang Chain Stores, is subject to this restriction, and currently has six retail outlets.
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
Our wholesale distribution subsidiary, Tongjitang Distribution obtained its current GSP certificate on June 11, 2003 (renewed on June 30, 2008), and our retail distribution subsidiary, Tongjitang Chain Stores, obtained its current GSP certificate on December 29, 2003 (renewed on December 15, 2008). Both certificates are valid for five years and we do not anticipate any difficulty in renewing these certifications.
Price Controls
The retail prices of prescription and OTC medicines that are included in the national medicine catalog and the national essential drug list are subject to price controls administered by the Price Control Office under the NDRC and provincial price control authorities, either in the form of fixed prices or price ceilings. The controls over the retail price of a medicine effectively set the limits for the wholesale price of that medicine. From time to time, the NDRC publishes and updates a national list of medicines that are subject to price control. Fixed prices and price ceilings on medicines are determined based on profit margins that the NDRC deems reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the price of some of the medicines on the list, and delegates the power to provincial price control authorities to regulate the remainder on the list. For those medicines under the authority of provincial price control authorities, each provincial price control authority regulates medicines manufactured by manufacturers registered in that province. Provincial price control authorities have the discretion to authorize price adjustments based on the local conditions and the level of local economic development.

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
The retail prices of 40 out of our 73 regularly-produced products fall under the direct regulation of NDRC (for Xianling Gubao and Jingshu Granules), and the provincial price control authorities of Guizhou (Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules), and of Anhui and Qinghai (for products manufactured by Jingfang and Pulante). We have discretion to determine the retail prices of our remaining 33 products.
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
Reimbursement under the National Medical Insurance Program
As of the end of 2009, approximately 401 million people were enrolled into the National Medical Insurance Program (excluding those enrolled into the New Rural Cooperative Medical System, which covers 833 million people in rual areas). The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national medicine catalog for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. A National Medical Insurance Program participant can be reimbursed for the full cost of a Tier 1 medicine and 80-90% of the cost of a Tier 2 medicine. Although it is designated as a national program, the implementation of the National Medical Insurance Program is delegated to various provincial governments, each of which has established its own medicine catalog. A provincial government must include all Tier 1 medicines listed in the national medicine catalog in its provincial medicine catalog, but may use its discretion based on its own selection criteria to add other medicines to, or exclude Tier 2 medicines listed in the national medicine catalog from, its provincial medicine catalog, so long as the combined numbers of the medicines added and excluded do not exceed 15% of the number of the Tier 2 medicines listed in the national catalog. In addition, provincial governments may use their discretion to upgrade a nationally classified Tier 2 medicine to Tier 1 in their provincial medicine catalogs, but may not downgrade a nationally classified Tier 1 medicine to Tier 2.
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
Xianling Gubao was included in the national catalog as a Tier 2 medicine in the 2004 version and as a Tier 1 medicine in the 2009 version. Currently, Xianling Gubao is in the provincial medicine catalogs of all provinces, as are Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules.

National essential drug list
The new National essential drug list is a part of the recent 2009 healthcare reform. This new catalog is considered superior to the national medical insurance catalog because all medicines in the new catalog are Tier 1 medicines in the 2009 national medical insurance catalog. Under the healthcare reform, the Chinese government proposed to establish a national basic medicine system based on a national essential drug list. According to the relevant policy, 90% of China’s citizens will be covered by a universal healthcare system by the year 2012. As a result, the vast majority of patients will be fully reimbursed for medicines listed in the national essential drug list and partially reimbursed for medicines listed in the national medicine catalog for the National Medical Insurance Program. Xianling Gubao, our flagship product, and Jingfang’s Jingshu Granules have been included in the national essential drug list, and thus such products enjoy 100% reimbursement. This represents an improvement from these products’ former status of being entitled to partial reimbursement at rates determined by provincial authorities. We believe our company will derive long-term benefit from the reform as more patients covered by the national medical insurance could afford our major products due to the 100% reimbursement.
Other Regulations
In addition to the regulations relating to the pharmaceutical industry in China, our operating subsidiaries are also subject to the regulations applicable to a FIE in China.
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
Foreign Exchange Registration of Offshore Investment by PRC Residents
Pursuant to SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment Through Overseas Special Purpose Vehicles, or SAFE Circular No. 75, issued on October 21, 2005, (1) a PRC resident must register with a local branch of SAFE before he or she establishes or controls an overseas SPV for the purpose of overseas equity financing (including convertible debt financings); (2) when a PRC resident contributes the assets of or his or her equity interests in a domestic enterprise into an SPV or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident must register his or her interest in the SPV and the change thereof with the local branch of SAFE; and (3) when the SPV undergoes a material change outside of China, such as a change in share capital, a merger or an acquisition, the PRC resident must, within 30 days from the occurrence of the event that triggers such change, register such change with a local branch of SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with a local branch of SAFE before March 31, 2006.
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

C. Organizational Structure
Our operating subsidiaries are as follows:

		Percentage of
		ordinary share/
	Place of	registered
	establishment	capital held
Name of company	and operation	by the Company	Principal activities
Tongjitang Pharmaceutical (Hong Kong) Limited	Hong Kong	100%	Investment holding
Unisources	BVI	100%	Investment holding
Tongjitang Pharmaceutical	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Tongjitang Distribution	PRC	100%	Wholesale distribution of medicine products
Tongjitang Chain Stores	PRC	100%	Retail sales of medicine products and medical devices
Guizhou LLF	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Pulante	PRC	100%	Development, manufacturing, marketing and distribution of Tibetan medicines
Jingfang	PRC	100%	Development, manufacturing, marketing and sales of medicine products
Gui Liqour Ltd.	PRC	95%	Manufacturing and sales of Chinese liquors
D. Property, Plants and Equipment
In November 2006, we relocated our corporate head office, which was then located in Guiyang, Guizhou Province, to Shenzhen, Guangdong Province. We have rented an aggregate of approximately 520 m2 of office space for our corporate head office in Shenzhen. We have three manufacturing facilities in Guiyang, Guizhou Province, one manufacturing facility in Xining, Qinghai Province and one manufacturing facility in Xuancheng, Anhui Province.
Designs for our new research and development center were completed in April 2007. This new research and development center will be built according to the Good Laboratory Practice standard in China and will be located in our Xiuwen facility in Guizhou Province.
Our Xiuwen facility is located on a parcel of land of approximately 270,000 m2 in Xiuwen County near the City of Guiyang. We hold the land use rights, which are the most complete form of interest over land that a private entity is permitted to have under PRC law, to this parcel of land for a term of 50 years, which expires in November 2048. By acquiring the land use rights, we have obtained the exclusive right to occupy, use, develop, lease, transfer and mortgage the land for 50 years, without the need to pay additional land premiums to the government, which is the sole owner of all the land in the urban areas in China. We have built a production facility of approximately 23,700 m2 at our Xiuwen facility.
Our Xiaohe facility is located on a parcel of land of approximately 20,000 m2 in the Guiyang Economic and Technological Development Zone. We hold a 50-year land use right to this parcel of land, which expires in April 2053, and we have built a manufacturing facility of approximately 15,000 m2 and a research and development center of approximately 300 m2 on this parcel.
We acquired Guizhou LLF in August 2007. Guizhou LLF’s facility is located on a parcel of land of approximately 32,000 m2 in Guiyang, Guizhou Province, with a manufacturing facility of approximately 4,300 m2. The facility is currently owned by the former shareholders of Guizhou LLF, Guizhou Kangben Industrial Development Company. Guizhou LLF leases the facility from Guizhou Kangben Industrial Development Company under a lease agreement expiring on August 24, 2010. Our current plan is to move Guizhou LLF to our Xiaohe facilities after this lease agreement expires.
We acquired Pulante in April 2008. Pulante’s facility is located on a parcel of land of approximately 23,000 m2 in Xining, Qinghai Province. We hold a 50-year land use right to this parcel of land, which expires in 2051. We have built a manufacturing facility of approximately 10,700 m2 at our Xining facility.
We acquired Jingfang in March 2009. Jingfang’s facility is located on two parcels of land of approximately 24,000 m2 in Xuancheng City, Anhui Province. We hold a 50-year land use right to one parcel of land of approximately 23,000 m2, which expires in 2048. We hold a 40-year land use right to the other parcel of land of 1,000 m2, which expires in 2038. We have a manufacturing facility of approximately 19,000 m2 at our Xuancheng facility.

On January 4, 2010, we acquired Guiyang Liquor Factory, which was subsequently restructured and renamed as Gui Liqour Ltd. Gui Liquor Ltd.’s facility is located on a parcel of land of approximately 32,500 m2 in Guiyang, Guizhou Province, and on this parcel of land, we have built a manufacturing facility of approximately 42,800 m2. The land use right for this parcel of land originally held by Guiyang Liquor Factory had no expiry date because Guiyang Liquor Factory was a state-owned enterprise. After we acquired it and restructured it as Gui Liquor Ltd., we applied for a certificate of land use right, which will have an expiry date. This application is now being processed.
In 2008, we paid the deposits of RMB107.7 million and RMB73.3 million to purchase a parcel of land and two properties in Guiyang, respectively. The purchase of one of the properties was cancelled in 2009. The remaining balance for the other property is RMB47.5 million. We expect to complete these purchases by December 2010.
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
A. Operating Results
Overview
We are a vertically integrated and profitable specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine. We believe that our flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi amounts. Xianling Gubao was approved in 2002 by the SFDA, both as a prescription medicine and as an OTC medicine. Sales of Xianling Gubao have accounted for a majority of our net revenues. In 2007, 2008 and 2009, sales of Xianling Gubao amounted to RMB444.9 million, RMB315.5 million and RMB288.1 million (US$42.2 million), representing 74.6%, 70.0% and 60.0%, respectively, of our net revenues.
In addition to Xianling Gubao, we manufacture and market a portfolio of 35 other traditional Chinese medicines, each of which has been approved by the SFDA, including Zaoren Anshen Capsules, an OTC medicine for treating insomnia, and Moisturizing and Anti-Itching Capsules, an OTC medicine for treating inflammatory skin conditions. In 2007, 2008 and 2009, sales of Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules together accounted for 10.3%, 11.6% and 13.4% of our net revenues, respectively. We also sell certain third-party medicines, the sales of which accounted for 3.0%, 3.8% and 7.2% of our net revenues in 2007, 2008 and 2009, respectively.
We were founded in 1995 and have grown significantly in recent years. Our net revenues increased from RMB234.7 million in 2004 to RMB596.0 million in 2007, representing a CAGR of 36.4% during this period. In 2008, our net revenues decreased to RMB451.0 million. Our net income increased from RMB11.4 million in 2004 to RMB171.1 million in 2007, representing a CAGR of 147.0% during this period. We recorded a net loss of RMB52.5 million in 2008 and a net loss of RMB3.7 million (US$0.5 million) in 2009.
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

Prior to the last quarter of 2004, our sales of Xianling Gubao outside Guizhou Province were designated only for hospitals. Since that time, sales of Xianling Gubao have also been designated for retail pharmacies. Sales designated for retail pharmacies increased to account for a significant portion of our total sales in 2005 and 2006, although we did not separately track our sales designated for retail pharmacies and those designated for hospitals during these periods. We began to separately track our sales of Xianling Gubao designated for these two markets in 2007. Our sales of Xianling Gubao designated for hospitals accounted for 56.1%, 66.4% and 70.7% of our total sales of Xianling Gubao in 2007, 2008 and 2009, respectively.
In Guizhou Province, we sell Xianling Gubao and our other products, as well as medicines of other pharmaceutical companies, to hospitals and retail pharmacies through our wholesale distribution subsidiary, Tongjitang Distribution, and directly to consumers through our retail subsidiary, Tongjitang Chain Stores. The combined net revenues from these two subsidiaries accounted for 4.1%, 6.1% and 17.7% of our total net revenues in 2007, 2008 and 2009, respectively. The combined sales of Xianling Gubao by these two subsidiaries accounted for 0.7%, 1.0% and 1.3% of our net revenues from sales of Xianling Gubao in 2007, 2008 and 2009, respectively. Because Chinese foreign investment restrictions limit the business scope of these subsidiaries, we expect net revenues from our wholesale and retail subsidiaries to continue to constitute a small portion of our total net revenues.
Acquisitions
In August 2007, our wholly-owned subsidiary, Tongjitang Pharmaceutical entered into a Share Purchase Agreement and Technical Knowledge Purchase Agreement with Guizhou LLF to acquire 100% of the registered capital of Guizhou LLF and relevant intellectual properties for RMB59.9 million in cash.
Guizhou LLF produces and markets nine OTC and prescription traditional Chinese medicines as well as nutritional products in China. Its principal products include the Heiguteng Capsule, which is an herbal medicine for the treatment of rheumatoid arthritis, as well as the Jincishen Mixture, which alleviates the side-effects of radiotherapy and chemotherapy for cancer patients. Guizhou LLF’s principal products also include LLF Oral Solution, a nutritional product that improves immune systems. In 2007 and 2008, Guizhou LLF generated post-acquisition revenues of approximately RMB7.9 million and RMB24.7 million, respectively.
In March 2008, we signed a definitive purchase agreement to acquire Pulante, a privately owned plant-based pharmaceutical company. The acquisition was consummated in April 2008. We made a series of payments in 2008 and 2009 totaling RMB59.9 million as the consideration for the acquisition and closed the deal in 2009.
Pulante is located in Xining in the Qinghai Province of China and was founded in 2000. It develops, manufactures, markets, and distributes SFDA-approved Tibetan recipe-originated medicines in China. Pulante’s major revenue-generating product, Chongcao Qingfei Capsules, is an OTC product which alleviates the symptoms of respiratory diseases, and targets patients with Chronic Obstructive Pulmonary Disease, a common disease among more than 300 million smokers in China. Pulante generated revenue of approximately RMB 4.6 million and RMB6.2 million (US$0.9 million) in 2008 and 2009, respectively. Pulante’s manufacturing facility in Xining is a GMP-certified manufacturing facility.
In March 2009, our wholly-owned subsidiary, Tongjitang Pharmaceutical and Guizhou LLF entered into a series of share purchase agreements to acquire Jingfang, a privately owned plant-based pharmaceutical company, for RMB58.0 million (US$8.8 million) in cash. Eventually, RMB58.0 million was paid by us as full settlement of the consideration for the acquisition.
Jingfang is located in the Anhui Province of China and was founded in 1969. It manufactures and sells more than twenty western medicines and traditional Chinese medicines. Jingfang’s major revenue-generating products are Fengshi Gutong Capsules, a medicine to relieve pain caused by rheumatic arthritis, and Jingshu Granules, a medicine to relieve stiffness and pain caused by degenerative osteoarthritis. Fengshi Gutong Capsules, a prescription medicine, and Jingshu Granules, an OTC product, are both exclusively produced by Jingfang and are included in the National Medical Insurance Catalog as a Tier 2 medicine and Tier 1 medicine respectively. In addition, Jingshu Granules is included in the national essential drug list.
We received a letter dated April 8, 2010 from Hanmax Investment Limited, a company controlled by Mr. Xiaochun Wang, the chairman of our board of directors and our chief executive officer, and Fosun Industrial Co., Limited, a company incorporated in Hong Kong, proposing to acquire all of our outstanding ordinary shares, including ordinary shares outstanding in the form of ADSs, in a transaction under Cayman Islands law that would result in our becoming a privately-held company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Privatization.”
On January 4, 2010, through a joint venture that is 95%-owned by us, we completed the acquisition of Guiyang Liqour Factory, which was restructured and renamed as Gui Liquor Ltd. Gui Liqour Ltd. engages in the business of manufacturing and selling three brands of Chinese liquors: “Guiyang Da Qu,” “Qian Chun Liquor” and “Gui Liquor.” We intend to achieve the following strategic objectives through this acquisition: (1) enter the Chinese traditional medicinal liquor market; (2) enhance Tongjitang’s orthopedic brand; and (3) strengthen Gui Liqour Ltd.’s geographic presence. According to Guiyang Liqour Factory’s audited financial statements prepared in accordance with the PRC GAAP, this company was profitable and achieved revenues of RMB18.9 million in 2008. Guiyang Liqour Factory was founded in 1958 and is located in Guiyang City, Guizhou Province, China. We have received a deposit of RMB46 million as the full purchase price from a third party who will acquire a minority equity interest in Gui Liqour Ltd. As of the date of this annual report, the terms of the share transfer agreement has yet to be finalized.

Disposition
In December 2008, Tongjitang Pharmaceutical entered into a Share Transfer Agreement with Mr. Fan Hongliang to transfer 95% of the equity interest of Guizhou Tongjitang Chinese Medicines Planting Co., Ltd., or Tongjitang Planting, for RMB341,629. Tongjitang Planting was a 95%-owned subsidiary of Tongjitang Pharmaceutical, engaging in the business of cultivating medicine herbs, primarily barrenwort, used in the production of our products. The transfer was consummated in December 2008. The consideration for the acquisition is in cash or in other forms agreed by both parties. Mr. Fan Hongliang paid the consideration in full in May 2010.
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
Our key financial performance indicators consist of our net revenues and cost, including gross margins and operating margins, which are discussed in greater details in the subsections titled “—Net Revenues” and “—Cost of Revenues” below.
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
Xianling Gubao was included in both the 2004 and 2009 versions of the national medicine catalog of the National Medical Insurance Program, and is currently included in the provincial medicine catalogs of all provinces in China as well as the national essential drug list. We believe that inclusion of Xianling Gubao in these catalogs is a key factor underlying the significant increase in sales of Xianling Gubao, as the participants in the National Medical Insurance Program can be reimbursed for their purchases of Xianling Gubao. According to a speech made by Mr. Xiaoyi Hu, Vice-Minister of the PRC Ministry of Labor and Social Security on February 3, 2010, between 2001 and 2009, the funding of the National Medical Insurance Program, including funds from the governments and contributions from the participants and their employers, increased at a CAGR of 29.8% from RMB38.4 billion in 2001 to RMB309.7 billion (US$45.4 billion) in 2009. The government has also announced its intention to merge the medical plans for national government employees working in Beijing, which are financed by the national government, into the National Medical Insurance Program by 2010. Because Xianling Gubao is included in all the medicine catalogs, we believe that Xianling Gubao is well positioned to benefit from the future expansion of the National Medical Insurance Program and China’s national basic medicine system based on the national essential drug list.

Specific Factors Affecting Our Results of Operations
Although we manufacture and market a number of medicines and have several products in various stages of development, our sales of Xianling Gubao are by far the most important factor determining our results of operations. This has been the case in recent years and we expect it to remain so for the foreseeable future. Sales of Xianling Gubao accounted for 74.6%, 70.2% and 60.0% of our net revenues in 2007, 2008 and 2009, respectively. We believe that our business and results of operations are affected significantly by:
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
Since 2004, we have substantially increased sales of Xianling Gubao designated for hospitals. Much of this increase historically has been derived from the increasing number of formulary hospitals for Xianling Gubao. The increase in the number of our formulary hospitals has resulted primarily from the inclusion of Xianling Gubao in provincial medicine catalogs and the success of our marketing efforts targeting physicians and hospital administrators. The number of formulary hospitals increased by 13.9% to 2,257 in 2006, by 23.7% to 2,791 in 2007, by 73.6% to 4,845 in 2008 and by 13.4% to 5,495 in 2009, in each case based on our internal company data gathered during the last week of each of these periods. Our ability to further increase sales of Xianling Gubao designated for hospitals will depend primarily on continuously increasing sales of Xianling Gubao to the existing formulary hospitals, including increasing sales within each formulary hospital to medical specialties other than the orthopedics department. This in turn substantially depends on whether our marketing efforts can convince physicians and hospital administrators to accept Xianling Gubao as a preferred medicine for the treatment of osteoporosis and the other SFDA-approved medical indications for this medicine. We also plan to increase sales of Xianling Gubao by continuing to add new hospitals. We believe that as a large number of hospitals located in our key markets have already purchased Xianling Gubao, increasing sales designated for the existing formulary hospitals is more cost-effective than increasing sales by adding new formulary hospitals. In respond to the Healthcare Reform in China, and given Xianling Gubao has been included in the national essential drug list, we have started to expand our presence in community hospitals and clinics in some middle/small cities, towns and rural areas, where there has been successful rolling-out of the reform. We expect community hospitals and clinics to be a key driver of increasing sales volume of Xianling Gubao, if the Reform could be excuted through out all provinces as planned by the central government.
We began selling Xianling Gubao through distributors as an OTC medicine to retail pharmacies in the last quarter of 2004. However, we cannot quantify the portion of our net revenues from our sales designated for hospitals in 2004, 2005 or 2006, as we did not track such sales separately during those periods. The prices of Xianling Gubao designated for hospitals were lower than those designated for retail pharmacies during those periods. See “—Pricing of Our Principal Products” below for more details. Based on our analysis of sales data in light of the different pricing patterns for these two distinct markets, we believe that Xianling Gubao designated for hospitals accounted for a substantial majority of total sales of Xianling Gubao in 2006. We began to separately track sales of Xianling Gubao designated for these two markets in 2007. In 2007, 2008 and 2009, we generated 56.1%, 66.4% and 70.7% of our sales of Xianling Gubao from hospitals, respectively.

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
Since May 2004, we have focused on marketing Xianling Gubao to retail pharmacies as an OTC medicine. As part of this new strategy, we have significantly increased our advertising expenditures on Xianling Gubao as an OTC medicine. Our advertising expenses increased from RMB85.1 million in 2006 to RMB96.9 million in 2007 as we continued to promote Xianling Gubao and our other principal products through advertising. In 2008, we adjusted our marketing strategies for Xianling Gubao as an OTC medicine by introducing marketing initiatives that rely less on advertising. Accordingly, our advertising expenses decreased to RMB80.2 million in 2008 and to RMB32.4 million (US$4.7 million) in 2009. We increased other selling and marketing expenses from RMB51.5 million in 2006 to RMB68.4 million in 2007 and increased further to RMB80.0 million in 2008 and RMB151.8 million (US$22.2 million) in 2009, as we continued to expand our marketing efforts. As a result of our marketing efforts to promote Xianling Gubao as an OTC medicine, we experienced a substantial year-over-year increase in the sales volume of Xianling Gubao from 2006 to 2007. In 2008, the sales volume of Xianling Gubao in retail pharmacies decreased, primarily due to the negative impact of sales of Xianling Gubao Granules by another company in direct competition with our Xianling Gubao products as well as the time lag between our introduction of the new marketing initiatives and the time needed for their effects to be reflected on the sale volumes. In 2009, we allocated more resources to sales in hospitals in response to the policies of the Healthcare Reform. Consequently, sales of Xianling Gubao as an OTC medicine further decreased. For more details of the incident involving Xianling Gubao Granules, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly and ineffective.”
In 2007, 2008 and 2009, we generated 43.9%, 33.6% and 29.3% of our sales of Xianling Gubao from retail pharmacies, respectively. The number of our stocking retail pharmacies has increased significantly since we began selling Xianling Gubao as an OTC medicine in the last quarter of 2004, reaching over 37,000 stocking retail pharmacies in 2006, based on internal company data gathered during the last week of each of this period. In 2007, the number of stocking retail pharmacies decreased to over 35,000 as we intensified promotion in certain key stores with higher sales and stopped offering Xianling Gubao in other pharmacies from which we generated limited sales. In 2008, the number of stocking retail pharmacies decreased further to 34,000. In 2009, we allocated more resources to hospital sales, which resulted in a further decrease of the number of stocking retail pharmacies to 25,500. In response to the recent healthcare reform policies, we plan to allocate more resources to the prescription market in 2010. As a result, we expect the ratio of revenue contribution from retail pharmacies to further decrease in 2010.
Pricing of Our Principal Products. Those of our principal products that are designated for sales to hospitals are subject to two levels of price controls: retail price controls and hospital purchase price controls; but our products designated for sales to retail pharmacies are subject only to retail price controls.
Retail Price Controls. The retail prices of prescription and OTC medicines that are included in the national medicine catalog and the national essential drug list are subject to price controls administered by the Price Control Office under the NDRC or provincial price control authorities, in the form of either fixed prices or price ceilings, which in turn effectively set the limits on the wholesale prices of these products. Only the manufacturer of a medicine may apply for an increase in the retail price of that medicine. The manufacturer must apply either to the NDRC or to the provincial price control authorities in the province where the manufacturer is registered, depending on whether the pricing of the medicine is directly regulated by the NDRC or by a provincial price control authority under authority delegated by the NDRC. In cases where provincial price control authorities approve an application, they must file the new approved price with the NDRC for record, and thereafter the new approved price will apply across China. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to the Pharmaceutical Industry—Price Controls.” The retail prices of our principal products, including Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, all fall under the direct regulation of either the NDRC or the relevant provincial price control authorities. Because of these limitations on retail prices, it is difficult for us to raise the wholesale prices of our principal products if their price ceilings are not raised by the relevant price control authorities. As a result, we may not be able to raise the wholesale price of these products to absorb or offset any increase in the cost of raw materials and other costs.
Xianling Gubao is currently sold at or near the applicable price ceilings. The price ceilings for Xianling Gubao did not change in 2009. During the period from 2006 to 2009, the price ceilings of our other principal products remained unchanged.

Hospital Purchase Price Control. In addition to retail price controls, provincial and larger municipal government agencies, such as provincial or municipal health departments, also operate a mandatory tendering process for purchases by state-owned hospitals of medicines included in provincial medicine catalogs. Each year these government agencies typically invite manufacturers of provincial catalog medicines that are included on their hospitals’ formularies and are in demand by these hospitals to participate in the tendering process. As part of this tendering process, a government-approved committee consisting of physicians, experts and officials is delegated the power by these government agencies to review bids and select one or more medicines for the treatment of a particular medical condition. The committee’s selection is based on a number of factors, including bid price, quality of the medicine and manufacturer’s reputation and service. The bidding price of a winning medicine will become the price required for purchases of that medicine by all state-owned hospitals in that province or city. This price, however, is effective for only one year, until the following year’s tendering process, when the manufacturer of the winning medicine and other manufacturers invited to participate in the process must submit new bids. See “Item 4. Information on the Company—B. Business Overview—Regulations Relating to the Pharmaceutical Industry—Tendering Requirement for Hospital Purchases of Medicines.”
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
Cost of Barrenwort. Barrenwort is the primary raw material for the production of Xianling Gubao. Technological improvements enhancing efficiency in extracting active ingredients from barrenwort have been important in controlling our costs. In 2007, 2008 and 2009, the total cost of barrenwort used to produce Xianling Gubao accounted for 50.9%, 40.7% and 45.2% of our cost of revenues, respectively. Higher extraction efficiency of barrenwort reduces Xianling Gubao’s manufacturing cost on a per unit basis and accordingly increases our gross profit margins. Since 2005, we have substantially increased the quantity of the active ingredients that we can extract from barrenwort, both from improvements in extraction efficiency and from our purchase of barrenwort stems and leaves without roots and our purchase of variants of barrenwort that contain higher levels of active ingredients.
In 2007, the average purchase price for barrenwort was stable and similar to that in 2006. In 2008, the average purchase price for barrenwort increased slightly from RMB21.2 per kilogram in 2007 to RMB21.5 per kilogram in 2008. The average purchase price of barrenwort increased to 21.9 per kilogram in 2009, and may increase slightly in 2010 due to general inflation in China and, possibly, the drought.
For more details of the cost of barrenwort, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Company—Our failure to further improve our barrenwort extraction efficiency could limit or impair our ability to absorb or mitigate the impact of any future price increase of barrenwort, which in turn would have an adverse effect on our profit margins.”
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

Net Revenues
In 2007, 2008 and 2009, we generated net revenues of RMB596.0 million, RMB451.0 million and RMB480.3 million (US$70.4 million), respectively. Our net revenues are net of PRC sales taxes, discounts and returns.
We derive net revenues primarily from operations from the following two markets:
•	Sales to Hospitals. A substantial majority of our sales of Xianling Gubao and our other prescription medicines designated for hospitals was made through third-party distributors, and a very small portion of these medicines, as well as third-party medicines, was sold directly to hospitals in Guizhou Province through Tongjitang Distribution, our wholesale distribution subsidiary. In particular, in 2007, 2008 and 2009, we generated 56.1%, 66.4% and 70.7% of our sales of Xianling Gubao from hospitals, respectively; and
•	Sales to Retail Pharmacies. A substantial majority of sales of our OTC medicines was designated for retail pharmacies through distributors, and a very small portion of these medicines, as well as third-party medicines, was sold to retail pharmacies in Guizhou Province through Tongjitang Distribution and directly to consumers through Tongjitang Chain Stores. In particular, in 2007, 2008 and 2009, we generated 43.9%, 33.6% and 29.3% of our sales of Xianling Gubao from retail pharmacies, respectively.
We have not reserved any sales return provisions. We review our sales return provision policy from time to time.
In 2007, sales to Beijing Shirentang Pharmaceutical Joint Stock Company, one of our regional distributors which covered sales in northeast China, including Beijing, accounted for 9.7% of our net revenues. In 2008, we switched our major regional distributor in some regions of north China to Cachet Pharmaceutical. Cachet Pharmaceutical contributed 11.9% of our net revenues in 2008. In 2009, Huadong Pharmaceutical Co., Ltd. and Guangzhou Zhixiang Pharmaceutical Co., Ltd. were our regional distributors in the Zhejiang province and Guangdong province, respectively, and contributed 7.0% and 5.3%, respectively, of our net revenues in 2009. Beginning in 2007, we switched our regional distributor in Shanghai to Shanghai Leiyunshang. In 2007, sales to Shanghai Leiyunshang accounted for 11.6% of our net revenues. In 2008, Shanghai Caitongde became one of our major regional distributors again. Sales to Shanghai Caitongde contributed 8.7% of our net revenues in 2008 and 9.2% of our net revenues in 2009.
Cost of Revenues
The following table sets forth our cost of revenues and gross profit as percentages of our net revenues for each of the periods indicated.

	Years Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
Net revenues	596,007	100	451,032	100.0	480,339	70,370	100.0
Cost of revenues	206,019	34.6	167,345	37.1	201,205	29,477	41.9
Gross profit	389,988	65.4	283,687	62.9	279,134	40,893	58.1

Our cost of revenues consists primarily of:
•	raw materials, which are primarily comprised of barrenwort and other medicinal herbs. Barrenwort, the primary raw material used in manufacturing Xianling Gubao, constituted 57.3% of our cost of raw materials used in 2009, as compared to 61% in 2008 and 65.7% in 2007. The average price per kilogram of barrenwort increased by 1.9% to RMB21.9 (US$3.2) in 2009 from RMB21.5 in 2008, and increased by 1.4% in 2008 from RMB21.2 in 2007. The unit prices of most of the raw materials we used increased only slightly during the same periods, while the unit prices of a few other raw materials decreased slightly. We expect that the price of barrenwort will continue to stabilize in the next few years and prices of our other raw materials will rise in the near future. Our cost of raw materials will continue to constitute a significant percentage of our cost of revenues;
•	labor, including salaries and benefits for employees directly involved in manufacturing activities;
•	packaging costs, including cost of packaging materials for our products;

•	depreciation and amortization of manufacturing equipment and facilities. Due to our capacity expansion, depreciation and amortization expenses, measured in absolute terms, have increased significantly. We expect that depreciation and amortization expenses in absolute terms will continue to increase in the near future as we continue to grow; and
•	overhead, including utility, parts for and maintenance of production equipment, testing, and other expenses related to the manufacturing of our products.
In 2007 and 2008, our cost of revenues as a percentage of our net revenues increased slightly, primarily due to the proportional increase of lower margins in our product mix and the decrease in sale volumes of Xianling Gubao and Zaoren Anshen Capsules, our higher-margin products. This trend continued in 2009 for the same reasons, except that it was offset by the increased sales of Zaoren Anshen Capsules.
The current ratio of cost of revenues as a percentage of our net revenues may not be sustained in the future, regardless of whether we can further improve our extraction efficiency. In 2009, our gross profit decreased in absolute numbers to RMB279.1 million (US$40.9 million) from RMB283.7 in 2008 and RMB390.0 million in 2007. Our gross margin decreased from 65.4% in 2007 to 62.9% in 2008 and further decreased to 58.1% in 2009.
Operating Expenses
The following table sets forth our advertising expenses, other selling and marketing expenses, general and administrative expenses and research and development expenses. Each of these amounts is expressed as a percentage of our net revenues for the periods indicated:

	Years Ended December 31,
	2007		2008		2009
	RMB	%	RMB	%	RMB	%
	(in thousands, except percentages)
Net revenues	596,007	100.0	451,032	100.0	480,339	100.0
Advertising expenses	96,876	16.3	80,180	17.8	32,384	6.7
Other selling and marketing expenses	68,357	11.5	80,031	17.7	151,755	31.6
General and administrative expenses	92,487	15.5	91,325	20.3	86,501	18.0
Research and development expenses	12,673	2.1	17,368	3.9	16,057	3.3
Advertising Expenses
Our advertising expenses consist primarily of expenses related to our advertising on television, in newspapers and magazines. We expense our prepaid advertising costs when our advertisements are aired or published.
In 2007, our advertising expenditures as a percentage of our net revenues decreased to 16.3% from 17.5% in 2006 as the increase in our net revenues was more significant than the increase in our advertising expenses. In 2008, our advertising expenditures as a percentage of our net revenues increased to 17.8% as the decrease in our advertising expenditures was less significant than the decrease in our net revenues. In 2009, our advertising expenditure as a percentage of our net revenues decreased to 6.7% as we allocated more resources to direct marketing and expansion of our sales force, but relied less on advertising. We spent 74.2%, 76.4% and 66.4% of our advertising expenses in 2007, 2008 and 2009, respectively, on television advertising, and spent the remainder on newspaper and magazine advertising. In 2008, we started to set up our own direct sales counters in large retail pharmacies and reduce our spending in mass media advertisements. Although we will continue to spend a large portion of our advertising expenses on television advertising, we expect that after setting up our own direct sales counters in large retail pharmacies, our overall spending on mass media advertisements will be reduced over time.
Other Selling and Marketing Expenses
Our other selling and marketing expenses primarily consist of traveling expenses, salaries and benefits, office and car expenses, promotional expenses related to our retail pharmacy and local community-based promotional activities, shipping and handling costs, and marketing agency expenses. In 2007, 2008 and 2009, a share-based compensation expense of RMB3.9 million, nil and nil was included in other selling and marketing expenses, respectively. We expect that our other selling and marketing expenses will increase in absolute numbers as we enhance and expand our prescription and OTC marketing efforts and hire additional salespeople.

General and Administrative Expenses
General and administrative expenses primarily consist of salaries and benefits for our administrative, finance and human resources personnel, depreciation of property, plant and equipment used for administrative purposes, provision for bad debts, travel, taxes related to real estate and other expenses associated with our administrative offices. We expect that our general and administrative expenses will increase in absolute numbers as we add additional personnel and incur additional costs related to the growth of our business. We also incur additional general and administrative expenses as a result of becoming a listed public company in the United States. In 2007, 2008 and 2009, a share based compensation expense of RMB30.7 million, RMB20.4 million and RMB5.8 million (US$0.8 million) was included in general and administrative expenses, respectively.
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
The national or provincial governments of China could at any time eliminate or reduce the preferential tax policies applicable to us, and our effective tax rate would increase as a result. If Tongjitang Pharmaceutical no longer qualifies for the preferential national enterprise income tax rate, we will consider options under applicable law that would enable us to qualify for alternative preferential tax treatment, if available. To the extent we are unable to offset the expiration of this preferential tax treatment with other tax benefits, the expiration of the preferential tax treatments discussed above will cause our effective tax rate to increase. The additional tax that would otherwise have been payable without tax holidays and tax concessions amounted to approximately RMB65.6 million, RMB(23,000) and RMB8.0 million (US$1.2 million) in 2007, 2008 and 2009, respectively representing a reduction in basic and diluted earnings per share of RMB0.52 for the years ended December 31, 2007, an increase in basic and diluted loss per share of RMB0.01 (US$0.01) for the year ended December 31, 2008, and an decrease in basic and diluted loss per share of RMB0.07 (US$0.01) for the year ended December 31, 2009.

Discussion of Segment Operations
Our chief operating decision maker has been identified as Mr. Xiaochun Wang, the chairman of our board of directors and our chief executive officer, who monitors the results of the operating segments separately for the purpose of making decisions about resources allocation and performance assessment. For the years ended December 31, 2007 and 2008, we operated and managed our business as a single segment that included primarily the development, manufacture and sale of modernized traditional Chinese medicine. For the year ended December 31, 2009, in line with the business growth, our chief operating decision maker started to review results of individual business units instead of consolidated results when making decisions about allocating resources and assessing our performance. For management purposes, we are organized into business units based on their products and services and have seven reportable operating segments: Tongjitang Pharmaceutical, Jingfang, Guizhou LLF, Pulante, Tongjitang Distribution, Tongjitang Chain Stores and others. As there is no change in the operation of the entities within our group between year 2008 and 2009, accordingly no comparison of segment information is necessary.
Results of Operations
The following table sets forth a summary of our consolidated results of operations both in absolute amount and as a percentage of net revenues for the periods indicated. Our historical results presented below are not necessarily indicative of our operating results for the future periods.

	Years Ended December 31,
	2007		2008		2009
		% of Net		% of Net			% of Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue
	(in thousands, except percentages)

Net revenues	596,007	100.0	451,032	100.0	480,339	70,370	100.0
Cost of revenues	(206,019)	(34.6)	(167,345)	(37.1)	(201,205)	(29,477)	(41.9)

Gross profit	389,988	65.4	283,687	62.9	279,134	40,893	58.1

Advertising expenses	(96,876)	(16.3)	(80,180)	(17.8)	(32,384)	(4,744)	(6.7)
Other selling and marketing expenses	(68,357)	(11.5)	(80,031)	(17.7)	(151,755)	(22,232)	(31.6)
General and administrative expenses	(92,487)	(15.5)	(91,325)	(20.2)	(86,501)	(12,672)	(18.0)
Research and development expenses	(12,673)	(2.1)	(17,368)	(3.9)	(16,057)	(2,352)	(3.3)
Impairment loss on goodwill	—	—	(28,062)	(6.2)	—	—	—
Impairment loss on intangible assets	—	—	(72,910)	(16.2)	(4,500)	(659)	(0.9)
Government grant (related to research and development)	—	—	1,428	0.3	232	34	0.0
Gain (loss) on disposal of property, plant and equipment and land use rights	(72)	0.0	3,970	0.9	(817)	(120)	(0.2)
Gain on disposal of a subsidiary	—	—	1,312	0.3	—	—	—
Other operating income	1,395	0.3	1,801	0.4	1,700	249	0.4

Operating profit (loss)	120,918	20.3	(77,678)	(17.2)	(10,948)	(1,603)	(2.3)

Other income (expenses):
Interest income	27,906	4.7	17,114	3.8	4,047	593	0.8
Interest expenses	(9,858)	(1.7)	(16,599)	(3.7)	(8,553)	(1,253)	(1.8)
Government grants	17,064	2.9	6,752	1.5	5,554	814	1.2
Investment income (expenses)	8,409	1.4	(1,830)	(0.4)	829	121	0.2
Other income, net	7,903	1.3	20,235	4.5	6,963	1,020	1.4

Income (loss) before income taxes	172,342	28.9	(52,006)	(11.6)	(2,108)	(308)	(0.4)
Income taxes	(1,200)	(0.2)	(502)	(0.1)	(1,617)	(237)	(0.3)

Net income (loss)	171,142	28.7	(52,508)	(11.7)	(3,725)	(545)	(0.8)
Less: Net income (loss) attributable to non-controlling interest	51	—	208	0.1	(66)	(10)	(0.0)

Net income (loss) attributable to ordinary shareholders	171,193	28.7	(52,300)	(11.6)	(3,791)	(555)	(0.8)

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008
Net Revenues. Our net revenues increased by 6.5% from RMB451.0 million in 2008 to RMB480.3 million (US$70.4 million) in 2009, primarily as a result of (1) sales of RMB45.9 million (US$6.7 million) of Fengshi Gutong Capsules and Jingshu Granules from Jingfang, which we acquired in 2009, (2) an increase in sales of Zaoren Anshen Capsules from RMB11.3 million in 2008 to RMB15.7 million (US$2.3 million) in 2009, and (3) an increase in sales of Moisterising and Anti-Itching capsules from RMB41.0 million in 2008 to RMB49.2 million (US$7.2 million) in 2009, offset by a decrease in sales of Xianling Gubao from RMB317.1 million in 2008 to RMB288.1 million (US$42.2 million) in 2009.
The sales generated by Jingfang was attributable to our acquisition of Jingfang in March 2009. The increase in our net revenues from sales of Zaoren Anshen Capsules and Moisturising and Anti-Itching Capsules were primarily due to our continuous efforts on promotion of these products. Net revenues generated by Jingfang and the increase in sales of Moisturing and Anti-Itching Capsules and Zaoren Anshen Capsules were partially offset by a decrease in sales of Xianling Gubao as a result of repeatedly delayed roll-out of the healthcare reform policies in 2009, which caused our distributers to stop or delay ordering from us products whose prices were yet to be finalized by the governmental authorities.

Cost of Revenues. Our cost of revenues increased by 20.3% from RMB167.3 million in 2008 to RMB201.2 million (US$29.5 million) in 2009. The increase in our cost of revenues was due to the increase in our net revenues, including RMB19.3 million (US$2.8 million) attributable to Jingfang. The percentage increase in our cost of revenues being more than the percentage increase in our net revenues was due to the proportional increase of lower-margin products in our product mix and the decrease in profit margins of our principal products in 2009.
Gross Profit. As a result of the foregoing, our gross profit decreased by 1.6% from RM283.7 million in 2008 to RMB279.1 million (US$40.9 million) in 2009. Our gross margin decreased from 62.9% in 2008 to 58.1% in 2009.
Advertising Expenses. Our advertising expenses decreased by 59.6% from RMB80.2 million in 2008 to RMB32.4 million (US$4.7 million) in 2009. The decrease in our advertising expenses resulted primarily from decreased expenditures on television advertising, from RMB61.2 million in 2008 to RMB21.5 million (US$3.1 million) in 2009, and, to a lesser degree, from decreased advertising expenditures on newspaper, magazines and billboards from RMB19.0 million in 2008 to RMB10.9 million (US$1.6 million) in 2009. The decrease in our advertising expenses was primarily due to our strategy of allocating more resources to our marketing efforts on hospital sales. Advertising expenses as a percentage of our total net revenues decreased from 17.8% in 2008 to 6.7% in 2009 because of the change in our business strategy.
Other Selling and Marketing Expenses. Our other selling and marketing expenses increased by 89.8% from RMB80.0 million in 2008 to RMB151.8 million (US$22.2 million) in 2009. This increase included RMB19.8 million (US$2.9 million) attributable to Jingfang. Other selling and marketing expenses, as a percentage of our net revenues increased from 17.7% in 2008 to 31.6% in 2009. The increase was partly attributable to the decrease in advertising spending mentioned above, as well as to the expansion of our sales network in preparation for the implementation of the medical reform policies by the government.
General and Administrative Expenses. Our general and administrative expenses decreased by 5.3% from RMB91.3 million in 2008 to RMB86.5 million (US$12.7 million) in 2009. This decrease resulted primarily from a decrease in share-based compensation from RMB20.4 million in 2008 to RMB5.8 million (US$0.8 million) in 2009, partially offset by an increase in bad debt provision from RMB2.1 million in 2008 to RMB12.3 million (US$1.8 million) in 2009. The decrease in share-based compensation was due to the decrease in the amount of vested restricted shares and share options. General and administrative expenses as a percentage of our net revenues decreased from 20.2% in 2008 to 18.0% in 2009.
Research and Development Expenses. Our research and development expenses decreased by 7.5% from RMB17.4 million in 2008 to RMB16.1 million (US$2.4 million) in 2009. The decrease resulted primarily from lower spending on developing new products in cooperation with our research and development partners and clinical trials of our existing products. Research and development expenses as a percentage of our total net revenues decreased from 3.9% in 2008 to 3.4% in 2009.
Impairment Loss on Goodwill. No impairment loss on goodwill was identified in 2009. In 2008, we determined that the carrying value of Pulante exceeded its fair value due to a combination of factors, including the deteriorating macro-economic environment which resulted in a significant decline in customer demand for products manufactured by Pulante, intense pricing pressure on and increasing competition against the Pulante products. Accordingly, we recorded an impairment loss on goodwill of RMB28.1 million in 2008.
Impairment Loss on Intangible Assets. Due to the significant decline in customer demand in products such as Guizhou LLF’s Jincishen Mixture and Pulante’s Chongcao Qingfei Capsules, we recorded an impairment loss on intangible assets of RMB72.9 million in Guizhou LLF and Pulante in 2008 and RMB4.5 million (US$0.7 million) in Pulante in 2009.
Other Operating Income. Our other operating income decreased by 5.6% from RMB1.8 million in 2008 to RMB1.7 million (US$0.2 million) in 2009. Our other operating income comprised principally of rental income, which decreased in 2009 due to the decrease in the rental rates of the premises we rented to third parties.
Loss from Operations. As a result of the foregoing factors, our loss from operations was RMB10.9 million (US$1.6 million) in 2009, compared with a loss of RMB77.7 million in 2008.
Other Income (expenses). Our other income decreased by 65.8% from RMB25.7 million in 2008 to RMB7.2 million (US$1.1 million) in 2009. The decrease was due to (1) the fact that there was no tax refund on reinvestment of profits in 2009 where there was a RMB16.0 million refund in 2008, and (2) a decrease in interest income from RMB17.1 million in 2008 to RMB4.0 million in 2009. The other income of RMB7.2 million (US$1.1 million) in 2009 was paid to us by the sellers of the 100% equity interest of Pulante as compensation in connection with certain misrepresentations made by the sellers related to the operations of Pulante.

Loss Before Income Taxes. Our loss before income taxes was RMB2.1 million (US$0.3 million) in 2009, compared with RMB52.0 million in 2008.
Provision for Income Taxes. Our provision for income taxes increased from RMB0.5 million in 2008 to RMB1.6 million (US$0.2 million) in 2009, primarily because our loss before income taxes decreased from RMB52.0 million in 2008 to RMB2.1 million in 2009.
Net Loss. As a result of the foregoing factors, our net loss was RMB3.7 million (US$0.5 million) in 2009, compared with RMB52.5 million in 2008.
Net income (loss) attributable to Tongjitang Chinese Medicines Company shareholders. As a result of the foregoing factors, our net loss was RMB3.8 million (US$0.6 million) in 2009, compared with RMB52.3 million in 2008.
Year Ended December 31, 2008 Compared to Year Ended December 31, 2007
Net Revenues. Our net revenues decreased by 24.3% from RMB596.0 million in 2007 to RMB451.0 million in 2008, resulting primarily from:
•	a decrease in sales of Xianling Gubao from RMB444.9 million in 2007 to RMB315.5 million in 2008;
•	a decrease in sales of Zaoren Anshen Capsules from RMB21.7 million in 2007 to RMB11.4 million in 2008; and
•	a decrease in sales of Dianbaizhu Syrup from RMB25.9 million in 2007 to RMB0.8 million in 2008.
The decrease in our net revenues from sales of Xianling Gubao was due primarily to a 45.7% decrease in our net revenues from sales of Xianling Gubao in retail pharmacies. The decrease was caused by the negative impact of sales of Xianling Gubao Granules by another company in direct competition with our Xianling Gubao products as well as the time lag between our introduction of the new marketing initiatives and the time needed for their effects to be reflected on the sales volumes. The decreases in our net revenues from sales of Zaoren Anshen Capsules and Dianbaizhu Syrup were primarily due to the fact that we allocated less resources to promote these products. In 2008, we ceased to market Dianbaizhu Syrup as one of our principal products. The decrease in sales of Xianling Guobao, Zaoren Anshen Capsules and Dianbaizhu Syrup was partially offset by an increase in sales of Moisturizing and Anti-Itching Capsules from RMB40.0 million in 2007 to RMB41.0 million in 2008, which was primarily due to our efforts to market Moisturizing and Anti-Itching Capsules in 2008.
Cost of Revenues. Our cost of revenues decreased by 18.8% from RMB206.0 million in 2007 to RMB167.3 million in 2008. The decrease in our cost of revenues was due primarily to a 31.8% decrease in the cost of raw materials used, from RMB159.5 million in 2007 to RMB111.7 million in 2008. The decrease in our cost of revenues resulted primarily from a significant decrease in the quantity of products we manufactured and sold. The percentage decrease in our cost of revenues being less than the percentage decrease in our net revenues was due to the proportional increase of lower-margin products in our product mix and the decrease in profit margins of our principal products in 2008.
Gross Profit. As a result of the foregoing, our gross profit decreased by 27.3% from RM390.0 million in 2007 to RMB283.7 million in 2008. Our gross margin decreased from 65.4% in 2007 to 62.9% in 2008.
Advertising Expenses. Our advertising expenses decreased by 17.2% from RMB96.9 million in 2007 to RMB80.2 million in 2008. The decrease in our advertising expenses resulted primarily from decreased expenditures on television advertising, from RMB71.9 million in 2007 to RMB61.2 million in 2008, and, to a lesser degree, from decreased advertising expenditures on newspaper, magazines and billboards from RMB25.0 million in 2007 to RMB19.0 million in 2008. The decrease in our advertising expenses was primarily due to our introduction of the new marketing initiatives. As the effects of advertising initiatives are diminishing, in the second half of 2008, we started to set up our own direct sales counters in large retail pharmacies and reduce our spending in mass media advertisements. Advertising expenses as a percentage of our total net revenues, however, increased from 16.3% in 2007 to 17.8% in 2008 as the decrease in advertising expenses was less significant than the decrease in our net revenues.
Other Selling and Marketing Expenses. Our other selling and marketing expenses increased by 17.1% from RMB68.4 million in 2007 to RMB80.0 million in 2008. This increase resulted primarily from an increase of RMB8.7 million in salaries and benefits for our salespeople, which were caused by an increase in average compensation per person. Other selling and marketing expenses, as a percentage of our net revenues increased from 11.5% in 2007 to 17.7% in 2008.

General and Administrative Expenses. Our general and administrative expenses decreased by 1.3% from RMB92.5 million in 2007 to RMB91.3 million in 2008. This decrease resulted primarily from a decrease of RMB10.3 million in share-based compensation, partially offset by an increase in salaries and benefits of RMB2.4 million for our administrative staff and an increase in depreciation and amortization of RMB6.6 million. The decrease in share-based compensation was due to (1) the decrease in the amount of vested restricted shares and share options; and (2) the forfeiture of restricted shares and share options granted to Mr. Shaolan Wang, our former chief financial officer, when he resigned from our company in August 2008. General and administrative expenses as a percentage of our net revenues increased from 15.5% in 2007 to 20.2% in 2008.
Research and Development Expenses. Our research and development expenses increased by 37.0% from RMB12.7 million in 2007 to RMB17.4 million in 2008. The increase resulted primarily from an increase in spending on developing new products in cooperation with our research and development partners and clinical trials of our existing products. Research and development expenses as a percentage of our total net revenues increased from 2.1% in 2007 to 3.9% in 2008.
Impairment Loss on Goodwill. In 2008, we determined that the carrying value of Pulante exceeded its fair value due to a combination of factors, including the deteriorating macro-economic environment which resulted in a significant decline in customer demand for products manufactured by Pulante, intense pricing pressure on and increasing competition against the Pulante products. Accordingly, we recorded an impairment loss on goodwill of RMB28.1 million in 2008. No impairment loss on goodwill was identified in 2007.
Impairment Loss on Intangible Assets. Due to the significant decline in customer demand in products related to the respective intangible assets, we recorded an impairment loss on intangible assets of RMB72.9 million in 2008. We did not recognize any impairment loss on intangible assets in 2007.
Other Operating Income. Our other operating income increased by 29.1% from RMB1.4 million in 2007 to RMB1.8 million in 2008. Our other operating income comprised principally of rental income, which increased in 2008 due to the increase in the rental rates of the premises we rented to third parties.
Loss from Operations. As a result of the foregoing factors, our loss from operations was RMB77.7 million in 2008, compared with an income of RMB120.9 million in 2007.
Other Income (expenses). Our other income decreased by 50.0% from RMB51.4 million in 2007 to RMB25.7 million in 2008. The decrease was due to a decrease in interest income, investment income, government grants and waiver of other payables and an increase in interest expense.
Loss Before Income Taxes and Minority Interest. Our loss before income taxes and minority interest was RMB52.0 million in 2008, compared with an income of RMB172.3 million in 2007.
Provision for Income Taxes. Our provision for income taxes decreased from RMB1.2 million in 2007 to RMB502,000 in 2008. This decrease was mainly due to the decrease in taxable profit of Tongjitang Pharmaceutical.
Net Loss. As a result of the foregoing factors, our net loss was RMB52.3 million in 2008, compared with a net income of RMB171.2 million in 2007.
Critical Accounting Policies
Our consolidated financial information has been prepared in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (1) the reported amounts of our assets and liabilities, (2) the disclosure of our contingent assets and liabilities at the end of each fiscal period and (3) the reported amounts of revenues and expenses during each fiscal period. We continually evaluate these estimates based on our own historical experience, knowledge and assessment of current business and other conditions, our expectations regarding the future based on available information and reasonable assumptions, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.
When reviewing our financial statements, you should consider (1) our selection of critical accounting policies, (2) the judgment and other uncertainties affecting the application of those policies, and (3) the sensitivity of reported results to changes in conditions and assumptions. We believe the following accounting policies involve the most significant judgment and estimates used in the preparation of our financial statements.

Segment Reporting
Our chief operating decision maker has been identified as Mr. Wang, the chairman of our board of directors and our chief executive officer, who monitors the results of the operating segments separately for the purpose of making decisions about resources allocation and performance assessment. For the years ended December 31, 2007 and 2008, we operated and managed our business as a single segment that included primarily the development, manufacture and sale of modernized traditional Chinese medicine. For the year ended December 31, 2009, in line with the business growth, our chief operating decision maker started to review results of individual business units instead of consolidated results when making decisions about allocating resources and assessing our performance. For management purposes, we are organized into business units based on their products and services and have seven reportable operating segments. Our 2007 and 2008 reported segment information has been retrospectively adjusted in order to conform to the change in segment presentation in 2009.
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
The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cashflows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.
Impairment loss on goodwill of RMB28,062 was identified in year 2008. No impairment loss on goodwill was identified in year 2009.
Impairment of long-lived assets
We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, we measures impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, we would recognize an impairment loss as the excess of carrying amounts over fair value of the assets. In year 2008 and 2009, we have recognized impairment losses of approximately RMB72,910 and RMB4,500 (US$659) respectively.
Revenue recognition
Our sales of pharmaceutical products are evidenced by individual sales agreement for each transaction and revenue is recognized when the products are delivered to and received by the customers, collectability is reasonably assured and the prices are fixed and determinable.
We have distributor arrangements with certain parties for sale of its pharmaceutical products. The distributor agreements do not provide charge back, price protection. Accordingly, we record the revenue when products are delivered to and received by the distributors.
We presents revenues net of sales taxes incurred, which amounted to RMB104,622, RMB81,780 and RMB91,548 (US$13,412) for the years ended December 31, 2007, 2008 and 2009, respectively.
Starting in 2009, we began offering sales rebates in the form of cash to our major customers based on (1) achievement of sales target, or (2) collections made during the year. The rebates are calculated based on different percentages depending on the sales volume to these customers or cash collected from these customers. In accordance with ASC 605, “Revenue recognition”, we accounted for the cash rebates based on the estimated payout, which is subsequently adjusted at each period end.

Government grants
Government grants include cash and interest subsidies as well as advance subsidies received from the PRC government by our operating subsidiaries in PRC. Subsidies received in respect of medical products research and development and incentives received from local government to encourage expansion of local businesses have been classified as operating income while all other subsidies and incentives including interest subsidies have been classified as non-operating income. Government grants are recognized when received and all the conditions specified in the grant have been met.
Income taxes
We account for income taxes in accordance with ASC 740, “Accounting for Income Taxes”. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
Effective January 1, 2007, we have adopted ASC 740 to account for uncertainties in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying ASC 740, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. Our adoption of ASC 740 did not result in any adjustment to the opening balance of retained earnings as of January 1, 2007 nor did it have any impact on the our financial statements for the year ended December 31, 2007.
We classify interest and/or penalties related to unrecognized tax benefits as a component of income tax provisions; however, as of December 31, 2009, there were no interest or penalties related to uncertain tax positions. Our estimated liability for unrecognized tax benefits and the related interests and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations.
Share-based compensation
Stock awards granted to employees and non-employee are accounted for under ASC 718-10, “Share-Based Payment” and ASC 505-50, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, respectively. In accordance with ASC 718-10, all grants of share options to employees are recognized in the financial statements based on their grant date fair values. We have elected to recognize compensation expense using the accelerated recognition method over the requisite service period of the award. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
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

Cash Flows and Working Capital
The following table sets forth a summary of our cash flows for the periods indicated:

	Years Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by operating activities	23,294	100,210	88,450	12,960
Net cash used in investing activities	(7,016)	(296,207)	(184,267)	(26,996)
Net cash provided by (used in) financing activities	593,422	(40,585)	(183,029)	(26,814)
Effect of exchange rate changes	(42,954)	(45,086)	337	48
Net increase (decrease) in cash and cash equivalents	566,746	(281,668)	(278,509)	(40,802)
Cash and cash equivalents at beginning of year	231,009	797,755	516,087	75,607
Cash and cash equivalents at end of year	797,755	516,087	237,578	34,805
Operating Activities
Net cash provided by operating activities in 2009 was RMB88.5 million (US$13.0 million). Net cash provided by our operating activities in 2009 resulted primarily from (1) an increase in our accrued expenses and other current liabilities of RMB80.3 million (US$11.8 million) due primarily to the receipt of RMB46.0 million from a third party as deposit for their acquisition of a minority interest in Gui Liquor Ltd, (2) an increase in our accounts payable of RMB23.7 million (US$3.5 million) primarily because we took a longer time to pay our suppliers, (3) a decrease in our other prepaid expenses and current assets of RMB5.5 million (US$0.8 million) due primarily to the reduction in receivable on sale of property, plant and equipment, and (4) a decrease in our amount due from a related party of RMB9.2 million (US$1.3 million) due to its settlement. The effect of the changes of the above amounts in 2009 compared to 2008 was offset in part by (1) an increase in inventories of RMB41.5 million (US$6.1 million) due primarily to increased purchases of raw materials, (2) an increase in accounts receivable of RMB17.5 million (US$2.6 million) due primarily to increase in our sales, and (3) an increase in notes receivable of RMB14.3 million (US$2.1 million) due primarily to increase in our sales. For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.
Net cash provided by operating activities in 2008 was RMB100.2 million. We had a net loss of RM52.3 million. Net cash provided by our operating activities in 2008 resulted primarily from (1) an impairment loss on intangible assets of RMB72.9 million, (2) a decrease in accounts receivable of RMB56.7 million due to a significant decrease of our sales, (3) an impairment loss on goodwill of RMB28.1 million, and (4) share-based compensation expenses of RMB20.4 million. These items were partially offset by (1) an increase in notes receivable of RMB7.0 million, (2) an increase in amount due from a related party of RMB8.0 million, (3) an increase in inventories of RMB15.3 million due primarily to increased purchases of raw materials, and (4) an increase in our other prepaid expenses and current assets of RMB14.5 million. For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.
Net cash provided by operating activities in 2007 was RMB23.3 million. Net cash provided by our operating activities in 2007 resulted primarily from (1) our net income of RMB171.2 million, (2) a decrease in our prepaid advertising expenses of RMB17.1 million and (3) a decrease in our other prepaid expenses and current assets of RMB6.8 million. The effect of these changes was offset in part by (1) an increase in accounts receivable of RMB103.0 million due to a significant increase in our sales, (2) an increase in inventories of RMB34.0 million due primarily to increased purchases of raw materials, and (3) an increase in notes receivable of RMB36.2 million as some of our customers settled through bank notes. For a more detailed analysis of our accounts receivable, see “—Accounts Receivable” below.
Investing Activities
Net cash used in investing activities in 2009 was RMB184.3 million (US$27.0 million), due primarily to (1) RMB120.6 million (US$17.7 million) for the payment of deposits on the acquisition of Gui Liquor Ltd, (2) RMB60.6 million (US$8.9 million) cash paid on our acquisition of Jingfang, and (3) RMB11.0 million (US$1.6 million) for the payment of deposits on the acquisition of property, plant and equipment and intangible assets. Cash outflows were offset in part by our receipt of repayment of deposit for the acquisition of property, plant and equipment and intangible assets of RMB20.0 million.
Net cash used in investing activities in 2008 was RMB296.2 million, due primarily to (1) RMB189.8 million for the payment of deposits on the acquisition of property, plant and equipment and intangible assets, (2) RMB37.8 million cash paid on our acquisition of Pulante, (3) an increase in short-term bank deposit of RMB50.0 million, and (4) our expenses of RMB17.6 million incurred in connection with the abandoned acquisition of our outstanding shares by Mr. Xiaochun Wang and Mr. Yongcun Chen, which will be reimbursed by Mr. Wang through deductions from future dividends that Mr. Wang will be entitled to.
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

Financing Activities
Net cash used in our financing activities was RMB183.0 million (US$26.8 million) in 2009, resulting primarily from (1) repayment of bank loans of RMB84.0 million (US$12.3 million) and (2) cash RMB196.8 million (US$28.8 million) used in repurchases of shares. These cash outflows were partially offset by newly raised bank loans of RMB100.0 million (US$14.7 million).
Net cash used in our financing activities was RMB40.6 million in 2008, resulting primarily from (1) repayment of bank loans of RMB201.5 million and (2) cash RMB7.2 million used in repurchases of shares. These cash outflows were partially offset by newly raised bank loans of RMB170.0 million.
Net cash provided by our financing activities was RMB593.0 million in 2007, resulting primarily from (1) net proceeds from our initial public offering of RMB587.6 million and (2) net receipt of loan proceeds of RMB5.9 million.
Accounts Receivable
Our total accounts receivable increased by RMB17.5 million to RMB232.0 million (US$34.0 million) as of December 31, 2009 from RMB214.5 million as of December 31, 2008. This increase in our accounts receivable was attributable to the increase in our net revenue from RMB451.0 million in 2008 to RMB480.3 million in 2009. Our total accounts receivable decreased by RMB58.0 million to RMB214.5 million as of December 31, 2008 from RMB272.6 million as of December 31, 2007. This decrease occurred during a period in which our net revenue amounted to RMB451.0 million (US$66.1 million). Our account receivable turnover time in 2009 was 179 days, as compared to 197 days in 2008 and 136 days in 2007.
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
As we have historically experienced a very low level of bad debts, we have not made any general write-off for our accounts receivable. Our bad debt expense, as a percentage of our net revenues, was 0.50%, 0.40% and 2.59% for 2007, 2008 and 2009, respectively. We believe these percentages are not material.
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

Borrowings
As of December 31, 2007, 2008 and 2009, we had RMB797.8 million, RMB516.1 million and RMB237.6 million (US$34.8 million) in cash and cash equivalents, respectively, and RMB89.1 million, RMB85.1 million and RMB101.1 million (US$14.8 million) in outstanding short-term borrowings, respectively. Our outstanding short-term borrowings consist primarily of short-term bank loans and, to a lesser degree, interest-free borrowings from the Guiyang municipal government. As of December 31, 2007, 2008 and 2009, we had RMB88.0 million, RMB84.0 million and RMB100.0 million (US$14.7 million) in short-term bank loans and current position of long-term bank loans, respectively, and RMB1.1 million, RMB1.1 million and RMB1.1 million (US$0.2 million) in borrowings from the municipal government, respectively. The increase in our outstanding short-term bank loans in 2009 resulted primarily from the increase in the current portion of our outstanding long-term loans. The decrease in our outstanding short-term bank loans in 2008 resulted primarily from the decreased current portion of our outstanding long-term loans and to a lesser degree, from our decreased borrowings from various banks in China with a term of less than one year throughout the year. These borrowings do not contain specific renewal terms but we historically have negotiated renewal of these types of facilities shortly before the applicable maturity dates. The municipal government provides us with interest-free borrowings to promote local business and industry. Our interest-free loans were unsecured and repayable on demand. We also had RMB74.0 million, RMB50.0 million and RMB50.0 million (US$7.3 million) in non-current portion of outstanding long-term bank loans as of December 31, 2007, 2008 and 2009, respectively. These outstanding long-term bank loans bore interest rates of 5.67%, with terms of up to three year. As of December 31, 2007, 2008 and 2009, long-term bank loans of RMB27.0 million, nil and nil were guaranteed by independent third parties. We paid fees of RMB200,000 to an independent third party in 2006 for the provision of such guarantees. In 2007, 2008 and 2009, we did not incur such expenses.
Capital Expenditures
We made capital expenditures of RMB34.1 million, RMB192.8 million and RMB11.2 million (US$1.7 million) in the three years ended December 31, 2007, 2008 and 2009, respectively. A substantial majority of our capital expenditures have been spent on construction of our facilities and purchases of land, real property and equipment. We had lower capital expenditures in 2006 than in 2007 because we purchased office properties for our sales force in several provinces, such as Beijing and Shanghai, in 2007, and we made fewer such purchases in 2006. In 2008, our capital expenditures included deposits of RMB107.7 million and RMB73.3 million to purchase a parcel of land and two properties in Guiyang, respectively, and the remaining balance was primarily used to purchase equipment. In 2009, our capital expenditures were spent mainly on the purchases of property, plant and equipment. As of December 31, 2007, 2008 and 2009, our outstanding capital expenditure commitments were RMB8.7 million, RMB16.7 million and nil, respectively. We estimate that our capital expenditures in 2010 will be mainly used to purchase property, plant and equipment. We do not expect any significant increase in our capital expenditures in 2010.
Recently Issued Pronouncements
On April 1, 2009, the Financial Accounting Standard Board, or FASB, approved FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, which amends FAS 141(R), as incorporated into FASB ASC 805, and eliminates the distinction between contractual and non-contractual contingencies. Under the updated standard, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in FASB ASC 450 “Contingencies” to determine whether the contingency should be recognized as of the acquisition date or after it. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of such standard has not had a material impact on our consolidated financial statements.
In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” as incorporated into FASB ASC 820, “Fair Value Measurements and Disclosures”. The guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what FASB ASC 820 states is the objective of fair value measurement—to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ended after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ended after March 15, 2009. The adoption of such standard has not had a material impact on the consolidated financial statements.
FSP FAS 115-2 and FAS 124-2, as incorporated into FASB ASC 320, “Investments- Debt and Equity Securities” amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. It does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Disclosures for periods presented for comparative purposes at initial adoption are not required. This guidance is effective for interim and annual reporting periods ended after June 15, 2009, and shall be applied prospectively. The adoption of such standard has not had a material impact on our consolidated financial statements.

In June 2009, the FASB issued FASB ASU 2009-01, which amends FASB ASC 105, “Generally Accepted Accounting Principles” (“Statement of Financial Accounting Standards No. 168”, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162” ), which establishes the FASB Accounting Standards Codification TM, or the Codification, as the source of authoritative GAAP in the United States for non-governmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC”. Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates. We have implemented the Codification in the consolidated financial statements by providing references to the ASC topics.
In August 2009, the FASB issued FASB ASU 2009-5, “Measuring Liabilities at Fair Value”. FASB ASU 2009-05 amends FASB ASC 820, “Fair Value Measurements”. Specifically, FASB ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of FASB ASC 820 of the Accounting Standards Codification (e.g. an income approach or market approach). FASB ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of such standard has not had a material impact on our consolidated financial statements.
In January 2010, the FASB issued ASU 2010-06, “Disclosures about Fair Value Measurements”. ASU 2010-06, which amends ASC 820, provides for disclosure of the amount of significant transfers in or out of Level 1 and Level 2, the reasons for those transfers, as well as information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which is effective for all interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 is not expected to have a material effect on our consolidated financial statements.
In April 2010, the FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”, which provides amendments to ASC topic 718, Compensation-Stock Compensation, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for all interim and annual periods beginning on or after December 15, 2010. The adoption of ASU 2010-13 is not expected to have a material effect on our consolidated financial statements.
C. Research and Development, Patents and Licenses, etc.
We acquired all our principal products, including Xianling Gubao, from third parties. We have also engaged in joint research efforts with our partners to improve our existing products and to develop new products. For example, we are in the process of jointly developing a new generation of Xianling Gubao with Beijing University of Traditional Chinese Medicine; and we are cooperating with Guiyang College of Traditional Chinese Medicine and certain individual scientists to develop new medicines for the treatment of hepatitis. We are collaborating with the Medical Herbs Research Center of the Chinese Medical Science Institute to improve our extraction technology. We have also jointly developed with Guiyang College of Traditional Chinese Medicine a new medicine for the treatment of the common cold, which is pending SFDA approval for clinical trial. Under our arrangements with our research partners, we are responsible for providing funding and research assistance, while our research partners are responsible for the research and clinical trials. Under our agreements with Beijing University of Traditional Chinese Medicine and the Medical Herbs Research Center of the Chinese Medical Science Institute, in each case, we and the research partner share the ownership of the research results, but we are exclusively entitled to the economic benefits of the research results without being required to pay royalties. Under our agreement with Guiyang College of Traditional Chinese Medicine, we have the sole ownership of, and the exclusive economic entitlement to, the research results. Under our agreements with those individual scientists, we have the preemptive rights to purchase the intellectual properties of the research results.
In 2007, 2008 and 2009, we received RMB3.6 million, RMB1.4 million and RMB0.2 million (US$0 million) in government research grants to support our research and development efforts, respectively. Government grants are recognized when received and all the conditions specified in the grant have been met. As of December 31, 2009, we had 11 product candidates that were in various stages of development. See “Item 4. Information on the Company—B. Business Overview—Products—Product Pipeline.”

Our research and development expenditures were RMB12.7 million, RMB17.4 million and RMB16.1 million (US$2.4 million) in 2007, 2008 and 2009, respectively, representing 2.1%, 3.8% and 3.4% of our net revenues, respectively. Our research and development expenditures were primarily spent on the acquisition of product candidates and our research partnerships and, to a lesser degree, on remunerations for our research and development personnel.
D. Trend Information
Other than as disclosed elsewhere in this annual report on Form 20-F, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2009 to December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
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
F. Tabular Disclosure of Contractual Obligations
The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by Period
		Less than			More than
	Total	1 Year	2-3 Years	4-5 Years	5 Years
	(in RMB thousands)
Long-term debt obligations	—	—	50,000	—	—
Operating lease obligations(1)	4,346	1,680	1,265	607	794
Capital purchase and other purchase obligations(2)	8,622	8,622	—	—	—

Total	12,968	10,302	51,265	607	794

(1)	Includes lease obligations for our office premises and buildings under non-cancelable leases.

(2)	Represents commitments for payments for research and development services. These commitments are not recorded on our balance sheet as of December 31, 2009, as we have not received related goods or services or taken title to the properties.
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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position/Title
Xiaochun Wang	42	Chairman of the Board of Directors, Chief Executive Officer

Justin Yan Chen	44	Director and Chief Operating Officer

Yongcun Chen	44	Independent Director

Harry K. Genant	67	Independent Director

David Ray White	55	Independent Director

Charles Wang	44	Chief Financial Officer

Ling Qin	50	Chief Technology Officer
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
Mr. Yongcun Chen became an independent director of our company in April 2009 and he has been a director of our company since June 15, 2006. From October 2000 to February 2008, Mr. Chen was a director of Silver Grant International Industries Limited, a public company listed on the Hong Kong Stock Exchange. Mr. Chen has been the assistant to general manager of Well Kent International Limited since 2000. Mr. Chen received his bachelor’s degree in engineering in 1988 and master’s degree in engineering in 1992, both from Tsinghua University. Mr. Chen has over 10 years’ experience in finance and investment.
Dr. Harry K. Genant has been an independent director of our company since March 21, 2007. Dr. Genant is a co-founder of Synarc. Since 1998, Dr. Genant has been the chairman emeritus and member of the board of directors of Synarc. Currently, Synarc is contracted by us to test the efficiency and safety of Xianling Gubao under criteria established by the U.S. Food and Drug Administration. Dr. Genant is also professor emeritus of radiology, orthopedic surgery, medicine and epidemiology at the University of California at San Francisco, or UCSF. Dr. Genant serves on the advisory boards of Novartis, GlaxoSmithKline, Merck Sharp & Dohme, Amgen, Syeth, Bristol-Myers Squibb, Servier and Eli Lilly. Dr. Genant completed his internship at Johns Hopkins University in Baltimore, Maryland, where he was part of the Osler Medical Service. Dr. Genant also completed his residency training in medicine and in radiology at the University of Chicago, after which he was chief of musculoskeletal radiology at UCSF for the following 30 years. Dr. Genant founded the Osteoporosis and Arthritis Research Group in the Department of Radiology at UCSF in 1986, and remains its executive director. The Osteoporosis and Arthritis Research Group has been widely acclaimed as a leading source of research in noninvasive imaging methods applied to osteoporosis, arthritis and orthopedics. In 1967, Dr. Genant received his medical degree from Northwestern University in Chicago, Illinois.
Mr. David Ray White has been an independent director of our company since March 21, 2007. Mr. White is a certified public accountant licensed to practice public accounting in Texas, U.S.A. From January to December 2006, Mr. White was the principal of White CPA, Certified Public Accounting Firm, offering attestation and tax consulting services to small companies. From November 1998 to January 2006, he was the accounting manager of Houston Galveston Area Council of Governments in Houston, Texas, performing accounting work for a US$150 million governmental cooperative purchasing program serving local governments in the United States. Mr. White received his MBA from Baylor University in 1995 and his BBA from The University of Texas at Austin in 1980.
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

Dr. Ling Qin has been our chief technology officer since July 2006. Since 2005, Dr. Qin has been a professor and research scientist in the Musculoskeletal Research Laboratory of the Chinese University of Hong Kong, Hong Kong. He joined the Department of Orthopaedics & Traumatology of the Chinese University of Hong Kong in September 1994 and has been this department’s director of research since 1997. From 1992 to 1993, Dr. Qin worked as postdoctoral fellow in the AO/ASIF Research Institute in Switzerland. In 1993, he was employed as a research scientist by the Department of Orthopaedics and Traumatology, Medical School of Rudolf Virchow at the Free University of Berlin, Germany. Dr. Qin received his bachelor degree in education and master degree in education from the Beijing University of Physical Education with a major in functional anatomy, and doctorate degree in sports sciences in 1992 from the German Sports University Cologne, where he majored in experimental morphology.
B. Compensation of Directors and Executive Officers
In 2009, the aggregate cash compensation paid by us to our executive officers and directors was RMB1.7 million (US$0.2 million). Our executive officers and directors have also been paid pursuant to the 2006 Share Incentive Plan, or the 2006 Plan, in the form of restricted shares and share options.
2006 Share Incentive Plan
On October 9, 2006, our board of directors adopted the 2006 Plan to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The 2006 Plan was amended and approved by shareholders on October 24, 2007 and further amended and approved by shareholders on October 30, 2008. The main substantive amendments relate to the addition of provisions that explicitly allow us to adjust the exercise price per share of an option under the plan. Up to 10% of our total issued ordinary shares then outstanding may be reserved for issuance under the 2006 Plan, but no more than ten million shares may be issued pursuant to incentive share options, or ISOs, under the plan. The following paragraphs describe the principal terms of the 2006 Plan.
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
Award Agreement. Awards granted under our 2006 plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award. In addition, the award agreement also specifies whether the option constitutes ISO or a non-qualified stock option.
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

	No. of
	Restricted Shares		No. of
Name	Granted	Vesting Period	Share Options Granted	Vesting Period
Xiaochun Wang	400,000	130,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		130,000 on June 30, 2008		400,000 on June 30, 2008
		140,000 on June 30, 2009		400,000 on June 30, 2009
Justin Yan Chen	100,000	30,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		30,000 on June 30, 2008		400,000 on June 30, 2008
		40,000 on June 30, 2009		400,000 on June 30, 2009
Yongcun Chen	50,000	16,000 on June 30, 2007	1,200,000	400,000 on June 30, 2007
		16,000 on June 30, 2008		400,000 on June 30, 2008
		18,000 on June 30, 2009		400,000 on June 30, 2009
Harry K. Genant	40,000	13,000 on June 30, 2007	—	—
		13,000 on June 30, 2008
		14,000 on June 30, 2009
David R. White	40,000	13,000 on June 30, 2007	—	—
		13,000 on June 30, 2008
		14,000 on June 30, 2009
Ling Qin	40,000	13,000 on June 30, 2007	400,000	130,000 on June 30, 2007
		13,000 on June 30, 2008		130,000 on June 30, 2008
		14,000 on June 30, 2009		140,000 on June 30, 2009
Charles Wang	180,000	60,000 on December 15, 2009	240,000	40,000 on December 15, 2009
		60,000 on December 15, 2010		80,000 on December 15, 2010
		60,000 on December 15, 2011		120,000 on December 15, 2011
Other employees	586,714	Mostly on June 30, 2007

Total:	1,436,714		4,240,000
Pursuant to a share option grant agreement dated December 15, 2008 among Mr. Xiaochun Wang, Mr. Charles Wang and us, Mr. Xiaochun Wang granted Mr. Charles Wang 180,000 restricted shares and 240,000 share options. 60,000 restricted shares will vest on a yearly basis over a three-year period following December 15, 2008. 40,000, 80,000 and 120,000 share options will vest and become exercisable at the first, second and third anniversary of on December 15, 2008, respectively.
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
In 2009, our audit committee held meetings or passed resolutions by unanimous written consent seven times.
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
In 2009, our compensation committee held meetings or passed resolutions by unanimous written consents three times.

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
In 2009, our corporate governance and nominating committee passed resolutions by unanimous written consent one time.
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

D. Employees
We had 2,074, 1,670 and 2,440 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of employees for each of our areas of operations and as a percentage of our total workforce as of December 31, 2009:

	Number of Employees	Percentage of Total Employees
Manufacturing	504	20.7%
Marketing and Sales	1,303	53.4%
General and Administration	304	12.5%
Research and Development	130	5.3%
Others	199	8.1%

Total	2,440	100.0%

The following table sets forth the contributions we are required under PRC regulations to make to various plans and funds for the benefit of our employees, as measured by the percentages of our employees’ salaries:

		National			Work Related
		Medical			Injuries	Maternity
	Pension	Insurance	Housing	Unemployment	Insurance	Insurance
Employees’ plans and funds	Plan	Program	Fund	Insurance Plan	Plan	Plan
Percentages	20.0%	7.2%	12.0%	1.5%	1.0%	0.4%
As of December 31, 2009, of our 2,440 employees, 2 held doctorate degrees, 22 held master’s degrees and 441 held bachelor’s degrees. We believe that we have a good relationship with our employees, as evidenced by a low attrition rate among our employees. Our employees are not covered by any collective bargaining agreement.
Other than our sales force, which is dispersed across the country, the majority of our employees are located in Guizhou Province, where we carry out most of our manufacturing and a majority of our administrative and research and development activities. A significant majority of our marketing and sales personnel, however, are dispersed throughout China, with a higher concentration in metropolitan centers and the more affluent and developed eastern provinces in China. In November 2006, we relocated our corporate head office from the city of Guiyang in Guizhou Province to Shenzhen, which is a special economic zone in China and is located in Guangdong province, one of our key markets. We believe that this move will help us attract and retain talent in management and research and development.
E. Share Ownership
The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 29, 2010, by:
•	each of our directors and executive officers; and
•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

	Shares Beneficially Owned(1)
	Number	%
Directors and Executive Officers:
Xiaochun Wang(2)	53,875,584	51.8
Justin Yan Chen(3)	1, 300,000	1.2
Yongcun Chen(4)	1,234,000	1.2
Harry K. Genant(5)	40,000	*
David Ray White(6)	40,000	*
Charles Wang(7)	100,000	*
Ling Qin(8)	440,000	*
All directors and executive officers as a group	57,029,584	54.8

Principal Shareholders:
Hanmax Investment Limited(9)	52,675,584	50.6
Fosun Industrial Co., Limited(10)	33,403,392	32.1

*	Upon exercise of all options granted, would beneficially own less than 1.0% of our outstanding ordinary shares.

(1)	Percentage of beneficial ownership of each listed person is based on 104,066,526 ordinary shares outstanding as of June 29, 2010, as well as the ordinary shares underlying share options exercisable by such person within 60 days of the date of this annual report. Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Includes 52, 675,584 ordinary shares held by Hanmax Investment Limited, a British Virgin Islands company wholly owned and controlled by Xiaochun Wang and 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Wang within 60 days of the date of this annual report. The business address of Mr. Wang is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.

(3)	Includes 100,000 ordinary shares held by Justin Yan Chen and 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days of the date of this annual report. The business address of Mr. Chen is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.

(4)	Includes 34,000 ordinary shares held by Yongcun Chen and 1,200,000 ordinary shares issuable upon exercise of options held by Mr. Chen within 60 days of the date of this annual report. Mr. Yongcun Chen disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address of Mr. Chen is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.

(5)	The business address of Mr. Genant is 7 Tara Hill Road, Tiburon, CA 94920, U.S.A.

(6)	The business address of Mr. White is 841 Deer Ridge, Waco, Texas 76712, U.S.A.

(7)	Includes 60,000 ordinary shares held by Charles Wang and 40,000 ordinary shares issuable upon exercise of options held by Mr. Wang within 60 days of the date of this annual report. The business address of Mr. Wang is 5th Floor, Block B, Nanshan Medical Device Park, 1019 Nanhai Avenue, Shekou, Nanshan District, Shenzhen, 518067 Guangdong Province, People’s Republic of China.

(8)	Includes 40,000 ordinary shares held by Ling Qin and 400,000 ordinary shares issuable upon exercise of options held by Mr. Qin within 60 days of the date of this annual report. The business address of Mr. Qin is Flat D, 3/F, Royal Ascot, Futan, Shatin, N.T., Hong Kong.

(9)	Hanmax Investment Limited, a company incorporated in the British Virgin Islands, is wholly owned and controlled by Xiaochun Wang. The registered address of Hanmax Investment Limited is Pasea Estate, Road Town, Tortola, the British Virgin Islands.

(10)	Represents 33,403,392 ordinary shares in the form of 8,350,848 ADSs held by Fosun Industrial Co., Limited, a company incorporated in Hong Kong, China. The business address of Fosun Industrial Co., Limited is Flat/Room 808, ICBC Tower, 3 Garden Road, Hong Kong, China. Fosun Industrial Co., Limited is a wholly owned subsidiary of Shanghai Fosun Pharma R&D Co. Ltd. Shanghai. Fosun Pharma R&D Co. Ltd. is a wholly owned subsidiary of Shanghai Fosun Pharmaceutical Group Co. Ltd, which in turn is a subsidiary of Fosun International Limited, a Hong Kong company listed on the Hong Kong Stock Exchange. Fosun International Limited is a subsidiary of Fosun Holdings Limited, which in turn is a subsidiary of Fosun International Holdings Ltd. Fosun International Holdings Ltd. is controlled by Guo Guangchang.
Fosun Industrial Co., Limited initially acquired 5.37% of our ordinary shares on October 17, 2008 and held 32.1% of our ordinary shares as of June 7, 2010.
As of June 29, 2010, 104,066,526 of our ordinary shares were issued and outstanding. Approximately 48.6% of our issued and outstanding ordinary shares are held by record holders in the United States, including 12,634,326 ADSs, representing 50,537,304 ordinary shares, held by the depositary.
None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

We received a letter dated April 8, 2010 from Hanmax Investment Limited, a company controlled by Mr. Xiaochun Wang, the chairman of our board of directors and our chief executive officer, and Fosun Industrial Co., Limited, a company incorporated in Hong Kong, proposing to acquire all of our outstanding ordinary shares, including ordinary shares outstanding in the form of ADSs, in a transaction under Cayman Islands law that would result in our becoming a privately-held company. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Privatization.”
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”
B. Related Party Transactions
Transactions among Subsidiaries
Starting from 2006, Tongjitang Pharmaceutical and Tongjitang Distribution entered into distribution agreements on an annual basis. Pursuant to these distribution agreements, Tongjitang Pharmaceutical appointed Tongjitang Distribution to be the authorized distributor in Guizhou for certain of our products. Under the distribution agreement of year 2008, we agreed to supply our products, including Xianling Gubao, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules to Tongjitang Distribution at a certain discount from the wholesale price we offer to other third-party distributors. The net revenues of Tongjitang Pharmaceutical from these inter-company sales were approximately RMB6.6 million, RMB8.7 million and RMB29.2 million (US$4.2 million) in 2007, 2008 and 2009, respectively.
Tongjitang Distribution also sells our products to Tongjitang Chain Stores based on purchase orders issued by the latter from time to time.
Transactions among Certain Directors, Shareholders and Affiliates
Related Party Balances
As of December 31, 2007, 2008 and 2009, amounts due from related parties were RMB0.5 million, RMB9.2 million and nil, respectively. The amounts due from related parties in 2007 included amount due from the workers’ union of Tongjitang Distribution. The amounts due from related parties in 2008 included the advance payment of RMB8.5 million made by us to Tongjitang Culture and Communication Co., Ltd. (a company controlled by Ms. Xiaoqin Wang and Mr. Xiaoping Wang, the sister and brother-in-law of Mr. Xiaochun Wang, our chairman and chief executive officer), or Tongjitang Culture, in connection with the advertising service provided by it and RMB0.6 million due from certain former shareholders of Pulante. In September 2008, Ms. Xiaoqin Wang and Mr. Xiaoping Wang transferred their equity interest in Tongjitang Culture to a third party. Currently, Tongjitang Culture is not our related party.
As of December 31, 2007, 2008 and 2009, amounts due to related parties were RMB1.9 million, RMB 8.7 million and RMB0.9 million (US$0.1 million), respectively. The amounts due to related parties in 2007 include RMB0.6 million due to Mr. Xiaochun Wang, RMB0.9 million due to Mr. Xiaoming Wang, and RMB0.4 million due to Tongjitang Culture. The amounts due to related parties in 2008 include RMB7.4 million due to a former shareholder of Pulante, RMB0.9 million due to Mr. Xiaoming Wang, and RMB0.4 million due to Tongjitang Culture.
Amounts due from or due to related parties were non-interest bearing and payable on demand.
Privatization
We received a letter dated April 8, 2010, proposing to acquire all of our outstanding ordinary shares, including ordinary shares outstanding in the form of ADSs, in a transaction under Cayman Islands law that would result in our becoming a privately-held company. The proposal is from Hanmax Investment Limited, a company controlled by Mr. Xiaochun Wang, the chairman of our board of directors and our chief executive officer, and Fosun Industrial Co., Limited, a company incorporated in Hong Kong. The transaction is intended to be structured as a merger of us with a new joint venture incorporated in the Cayman Islands and owned solely by the Bidding Parties. The Bidding Parties propose to pay US$1.125 in cash, without interest, for each of our outstanding shares (or US$4.50 per ADS), excluding ordinary shares and ordinary shares represented by ADSs that are owned by the Bidding Parties. The proposal is subject to, among other things, negotiation of a definitive merger agreement and the availability of financing. On April 12, 2010, we announced the establishment of a special committee to evaluate the above proposal. The special committee is composed of our three independent directors: Mr. Yongcun Chen, Dr. Harry K. Genant, and Mr. David R. White. The special committee was directed to review the proposal and has appointed Morgan Stanley Asia Ltd. as its financial adviser on May 26, 2010, and previously appointed Sheppard, Mullin, Richter & Hampton LLP as its special United States legal advisor, and Thorp Alberga as its special Cayman Islands legal advisor. The special committee intends to provide an assessment of the proposal to us. See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Company—The proposal by the Bidding Parties to privatize us may distract our management and other resources from developing our business and may disrupt our relationships with our customers, suppliers, other strategic partners or employees, which could have a material adverse effect on our business and operations.” See “Item 3. Key Information—D. Risk Factors—Risk Related to Our Company—Litigation may arise in connection with the proposed privatization, which could negatively impact our business and our results of operations.”

Other Related Party Transactions
In June 2006, Tongjitang Pharmaceutical and Tongjitang Sliced Herbs established Tongjitang Planting, which was a domestic PRC company engaging in the business of cultivating medicine herbs, primarily barrenwort, used in the production of our products. Tongjitang Pharmaceutical and Tongjitang Sliced Herbs held 95% and 5% equity interests in Tongjitang Planting, respectively. In December 2008, Tongjitang Pharmaceutical entered into a share transfer agreement with Mr. Fan Hongliang to transfer its 95% equity interest in Tongjitang Planting, for RMB341,629 (US$50,074). The transfer was consummated in December 2008.
Tongjitang Pharmaceutical used advertising agency services provided by Tongjitang Culture, amounting to RMB8.5 million (US$1.2 million) for the year ended December 31, 2009 and RMB6.0 million (US$0.9 million) for the year ended December 31, 2008.
In 2008, we incurred expenses of RMB17.6 million relating the proposed acquisition of our outstanding shares by Mr. Xiaochun Wang and Mr. Yongcun Chen. Such expenses will be reimbursed by Mr. Xiaochun Wang through deductions from future dividends that Mr. Wang will be entitled to. Accordingly, it is recorded as a deemed distribution to a shareholder during the year ended December 31, 2008.
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
We rely principally on dividends paid to us by Tongjitang Pharmaceutical, our wholly-owned subsidiary in China, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations. Under current PRC laws, regulations and accounting standards, Tongjitang Pharmaceutical is required to allocate at least 10% of its after-tax profit based on PRC accounting standards to its general reserves each year until the accumulative amount of those reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. As of the date of this annual report, these general reserves amounted to RMB77.8 million (US$11.4 million), accounting for 31.2% of the registered capital of Tongjitang Pharmaceutical. In addition, at the discretion of its board of directors, Tongjitang Pharmaceutical may allocate a portion of its after-tax profits to its enterprise development and employee welfare funds. Neither the enterprise development funds nor the employee welfare funds may be distributed to equity owners.
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
For the year ended December 31, 2009, the trading price ranged from $2.33 to $5.10 per ADS.

The following table provides the high and low trading prices for our ADSs on the NYSE for (1) the years 2007 (from March 16, 2007), 2008 and 2009, (2) each of the four quarters of 2007 (from March 16, 2007), 2008 and 2009 and (3) each of the past six months.

	Sales Price
	High	Low
Annual Highs and Lows
2007 (from March 16, 2007)	12.88	7.50
2008	9.95	1.97
2009	5.10	2.33
Quarterly Highs and Lows
2008
First Quarter	9.95	6.57
Second Quarter	8.95	3.80
Third Quarter	4.50	2.35
Fourth Quarter	3.38	1.97
2009
First Quarter	3.90	2.33
Second Quarter	4.99	3.22
Third Quarter	4.14	2.90
Fourth Quarter	5.10	3.41
2010
First Quarter	4.00	3.03
Monthly Highs and Lows
December 2009	4.10	3.41
January 2010	4.00	3.56
February 2010	3.91	3.42
March 2010	3.89	3.03
April 2010	4.48	3.27
May 2010	4.34	3.59
June 2010 (through June 29, 2010)	4.13	3.72
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
Registered Office and Objects
The registered office of our company shall be located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other place as the directors may from time to time decide.

According to Article 3 of our memorandum of association, the purposes for which our company is established are unrestricted and our company shall have full power and authority to carry out any purpose not prohibited by the Companies Law or as the same may be revised from time to time, or any other law of the Cayman Islands.
Board of Directors
See “Item 6. Directors, Senior Management and Employees C. Board Practices.”
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
Variations of Rights of Shares
All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of three quarters of the issued shares of that class or with the sanction of a special resolution passed by the holders of the class present in present or by proxy at a general meeting of the holders of the shares of that class.
Inspection of Books and Records
Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements.

Changes in Capital
We may from time to time by ordinary resolutions:
•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;
•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;
•	sub-divide our existing shares, or any of them, into shares of a smaller amount than is fixed by our memorandum of association; and
•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.
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
Mergers and Similar Arrangements
The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, or Plan, which must then be authorised by either (a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or (b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
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
C. Material Contracts
We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report on Form 20-F.
D. Exchange Controls
See “Item 4. Information on the Company—B. Business Overview—Other Regulations—Foreign Currency Exchange.”
E. Taxation
The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This summary does not discuss all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under U.S. state, local and other tax laws not addressed herein.
Cayman Islands Taxation
According to Maples and Calder, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not a party to a double tax treaty with any country that is applicable to any payments made to or by us. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation
Under the Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, and the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income, and “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be classified as a resident enterprise, then our global income including the dividends we receive from our subsidiaries incorporated in China will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations. The new PRC tax law and its implementation regulations further provides that dividends distributed between qualified resident enterprises, which means the investment income derived by a resident enterprise from direct investment in other resident enterprises with exception to the investment income from circulating stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months, shall be exempted from the enterprise income tax. As the term “resident enterprises” needs further clarification and interpretation applicable to us, we cannot assure you that we will not be deemed as a PRC resident enterprise for tax purposes. If we and our subsidiaries established outside of China are deemed as resident enterprises, we cannot assure you that the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempted from the enterprise income tax.
In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprise can claim treaty protection. Under the new PRC tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located in the British Virgin Islands and the British Virgin Islands does not have such a tax treaty with China. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to a withholding tax at a rate of up to 10% if such gain is regarded as income derived from sources within the PRC. Since the new PRC tax law is relatively new and ambiguous in certain aspects, there is uncertainty as to whether the dividends we pay with respect to our ADSs or ordinary shares, or the gain you may realize from the transfer of our ADSs or ordinary shares, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.
United States Federal Income Taxation
The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (as defined below) under present law of an investment in the ADSs or ordinary shares. This discussion applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.
The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:
•	banks;
•	financial institutions;
•	insurance companies;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to mark to market;
•	U.S. expatriates;
•	tax-exempt entities;

•	persons liable for alternative minimum tax;
•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;
•	persons that actually or constructively own 10% or more of the total combined voting power of all classes of our voting stock;
•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation; or
•	partnerships or pass-through entities, or persons holding ADSs or ordinary shares through such entities.
INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE, LOCAL, NON-U.S. AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.
The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are the beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any State thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes.
The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individuals U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and our company if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.
Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, the gross amount of any distributions we make to you with respect to the ADSs or ordinary shares generally will be includible in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), such excess amount will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and then, to the extent such excess amount exceeds your tax basis in your ADSs or ordinary shares, as capital gain. We currently do not, and we do not intend to, calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be reported as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower capital gains rate applicable to “qualified dividend income,” provided that (1) either (a) the ADSs, as applicable, are readily tradable on an established securities market in the United States or (b) we are eligible for the benefits of a qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are neither a PFIC nor treated as such with respect to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the New York Stock Exchange, as are our ADSs. However, based on existing guidance, it is not entirely clear whether dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. If we are treated as a “resident enterprise” for PRC tax purposes under the Enterprise Income Tax Law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. You should consult your tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to our ADSs or ordinary shares.
Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced tax rate applicable to qualified dividend income and divided by the highest tax rate normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”
If PRC withholding taxes apply to dividends paid to you with respect to our ADSs or ordinary shares, subject to certain conditions and limitations, such PRC withholding taxes may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules relating to the determination of the foreign tax credit are complex and you should consult your tax advisors regarding the availability of a foreign tax credit in your particular circumstances, including the effects of any applicable income tax treaties.
Taxation of Disposition of ADSs or Ordinary Shares
Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, that has held the ADS or ordinary share for more than one year, you may be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any gain or loss that you recognize on a disposition of ADSs or ordinary shares will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, if we are treated as a “resident enterprise” for PRC tax purposes, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat the gain as PRC source income. You should consult your tax advisors regarding the proper treatment of gain or loss in your particular circumstances, including the effects of any applicable income tax treaties.
Passive Foreign Investment Company
Based on the market price of our ADSs, the value of our assets, and the composition of our income and assets, we do not believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2009. However, the application of the PFIC rules is subject to uncertainty in several respects, and we cannot assure you that the U.S. Internal Revenue Service will not take a contrary position. Furthermore, we believe we were a PFIC for the taxable year ended December 31, 2008. A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes for any taxable year if either:
•	at least 75% of its gross income for such year is passive income; or
•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income.
For this purpose, we will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. In applying this rule, however, it is not clear whether the contractual arrangements between us and our affiliated entities will be treated as ownership of stock.

We must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Because the value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, fluctuations in the market price of the ADSs and ordinary shares may cause us to become a PFIC. In addition, changes in the composition of our income or assets may cause us to become a PFIC.
If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ADSs or ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ADSs or ordinary shares. If such election is made, you will be deemed to have sold ADSs or ordinary shares you hold at their fair market value and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ADSs or ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.
For each taxable year that we are treated as a PFIC with respect to you, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you recognize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:
•	the excess distribution or recognized gain will be allocated ratably over your holding period for the ADSs or ordinary shares;
•	the amount allocated to the current taxable year, and any taxable years in your holding period prior to the first taxable year in which we were a PFIC, will be treated as ordinary income; and
•	the amount allocated to each other taxable year will be subject to the highest tax rate in effect for individuals or corporations, as applicable, for each such year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.
If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ADSs or ordinary shares you own bears to the value of all of our ADSs and ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult your tax advisors regarding the application of the PFIC rules to any of our subsidiaries.
A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the PFIC rules described above regarding excess distributions and recognized gains. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You will be allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions will be allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, will be treated as ordinary income. Ordinary loss treatment will also apply to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or other disposition of the ADSs or ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower capital gains rate applicable to qualified dividend income (discussed above under “—Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares”) would not apply.
The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. Our ADSs are listed on the New York Stock Exchange, which is a qualified exchange or other market for these purposes. Consequently, if the ADSs continue to be listed on the New York Stock Exchange and are regularly traded, and you are a holder of ADSs, we expect that the mark-to-market election would be available to you if we were to become a PFIC. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation may avoid taxation under the PFIC rules described above regarding excess distributions and recognized gains by making a “qualified electing fund” election to include in income its share of the corporation’s income on a current basis. However, you may make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we currently do not intend to prepare or provide such information.
Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. Holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. Holder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.
You are strongly urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. Under newly enacted legislation, certain individuals holding ADSs or ordinary shares other than in an account at a financial institution may be subject to additional information reporting requirements. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information in a timely manner.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We previously filed with the SEC our registration statement on Form F-1, as amended, and prospectus under the Securities Act, with respect to our ordinary shares.
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
In accordance with the New York Stock Exchange Rules 203.01, we will post this annual report on Form 20-F on our website at http://www.tongjitang.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.
I. Subsidiary Information
For a listing of our subsidiaries, see “Item 4. Information on the Company—C. Organizational Structure”.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
Our exposure to interest rate risk primarily relates to the interest rates for our outstanding debt and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. As of December 31, 2009, our total outstanding loans amounted to RMB150.0 million (US$22.0 million) with interest rates varying from 5.31% to 5.84%. A 1.0% increase in each applicable interest rate would have added approximately RMB1.5 million to our interest expense in 2009. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk, and our future interest income may be lower than expected, and our interest expenses may be higher than expected due to changes in market interest rates.
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
The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 21.3% appreciation of the Renminbi against the U.S. dollar by December 31, 2008. On May 19, 2007, the People’s Bank of China announced a policy to expand the maximum daily floating range of the RMB trading prices against the U.S. dollar in the inter-bank spot foreign exchange market from 0.3% to 0.5%. With this increased floating range, the RMB’s value may appreciate or depreciate significantly against the U.S. dollar in the long term. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, further appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. By way of example, assuming we had converted a U.S. dollar denominated cash balance of US$1.0 million as of December 31, 2009 into Renminbi at the exchange rate of US$1.00 for RMB6.8259 as of December 31, 2009, such a cash balance would have been RMB6.83 million. Assuming a further 1.0% appreciation of the Renminbi against the U.S. dollar, such a cash balance would have decreased to RMB6.76 million. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.
Inflation
Inflation in China has not materially impacted our results of operations in recent years, but we can provide no assurance that we will not be affected in the future. According to the PRC National Bureau of Statistics, the change in the consumer price index in China was 4.8%, 5.9% and negative 0.7% in 2007, 2008 and 2009, respectively.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A. Debt Securities
Not applicable.
B. Warrants and Rights
Not applicable.
C. Other Securities
Not applicable.
D. American Depositary Shares
Not applicable.
Fees and Charges Our ADS holders May Have to Pay
The Bank of New York Mellon, the depositary of our ADS program, collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or
withdrawing shares must pay:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.02 (or less) per ADS	• Any cash distribution to registered ADS holders

A fee equivalent to the fee that would be payable if securities distributed had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to registered ADS holders

US$0.02 (or less) per ADS per calendar year (if the depositary has not collected any cash distribution fee during that year)	• Depositary services

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

• Converting foreign currency to U.S. dollars

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Fees and Other Payments Made by the Depositary to Us
The depositary has agreed to reimburse us annually for our expenses incurred in connection with investor relationship programs and any other program related to our ADS facility. The depositary has also agreed to waive certain fees and charges payable to the depositary primarily in connection to the administration of the ADR program. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. For the year ended December 31, 2009, we received from the depositary a reimbursement of approximately US$208,619 (net of applicable withholding tax in the sum of approximately US$62,188) for our expenses incurred in connection with investor relationship programs related to the ADS facility and a waiver of fees and charges in the sum of approximately US$122,866.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
A.—D. Material Modification to the Rights of Security Holders
None.
E. Use of Proceeds
In March 2007, we completed our initial public offering of ADSs sold by us and certain selling shareholders. In the initial public offering, we registered and sold 8,350,000 ADSs, representing 33,400,000 ordinary shares, at US$10.00 per ADS on March 16, 2007. The aggregate price of the offering amount registered and sold was approximately US$83.5 million, of which we received net proceeds of approximately US$78.6 million. We did not receive any of the proceeds from the sale of ADSs by the selling shareholders. We used the net proceeds received from our initial public offering as follows:
•	approximately US$3.9 million to enhance our marketing of Xianling Gubao and other products;
•	approximately US$2.5 million to strengthen our research and development infrastructure and broaden and commercialize our product pipeline; and
•	approximately US$34.5 million for general corporate purposes, which include (1) approximately US$3.8 million for our acquisition of Guizhou LLF, (2) approximately US$6.1 million for our acquisition of Pulante, (3) approximately US$8.8 million for our acquisition of Jingfang, (4) approximately US$15.8 million for our acquisition of a parcel of land in Guiyang, Guizhou Province, and (5) approximately RMB120.6 million for our acquisition of Guiyang Liqour Factory.
Proceeds from our initial public offering that have yet to be applied have been invested in bank deposits.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As of the end of the period covered by this annual report on Form 20-F, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our management has concluded that, as of December 31, 2009, our existing disclosure controls and procedures were ineffective.
Management’s Annual Report on Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financials reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was ineffective as of December 31, 2009 due to the material weaknesses described below: (a) lack of a formalized U.S. GAAP closing and reporting process; (b) lack of a formal top management level planning and monitoring process; and (c) inadequate control over filing of material contracts. We have taken the following steps intended to remediate the above weaknesses: (a) introducing more formal accounting procedures for regular U.S. GAAP closing and reporting process; (b) introducing more formal financial reporting and monitoring procedures at board level; and (c) establishing a central data room for the filing of key documents.
Because of its inherent limitations, any system of internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financing reporting due to rules of the SEC for a smaller reporting company that permit us to provide only management’s report in this annual report.
Changes in Internal Control Over Financial Reporting
In 2008, we had identified a number of material weaknesses during our assessment of the internal control over financial reporting as defined in the Public Company Accounting Oversight Board’s Audit Standard No. 5.
The steps we took to remediate some of these material weaknesses include:
(a) In response to the insufficient number of accounting personnel with SEC reporting and U.S. GAAP reporting experience, we hired a few accounting personnel with SEC and US GAAP reporting experience. During 2009, there were no material weaknesses detected in this area.
(b) In response to the inadequate credit control and monitoring system which hinder our ability to assess the credit risk of our customers, we established credit limits on our customers and introduced procedures to regularly monitor these credit limits and assess the customers’ credit risk. During 2009, there were no material weaknesses detected in this area.
(c) In response to the inadequate control processes in the application of the Enterprise Resources Planning System, we introduced new control processes in the application of the Enterprises Resources Planning System. During 2009, there were no material weaknesses detected in this area.
(d) In response to the inconsistent implementation of approval procedures established in our policies and guidelines, we set strict internal policies on the consistent implementation of and adherence to the approval procedures set out in our policies and guidelines. During 2009, there were no material weaknesses detected in this area.
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
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Deloitte Touche Tohmatsu and Ernst & Young Hua Ming, which were our independent registered public accounting firms for the year ending December 31, 2008 and 2009, respectively. We did not pay any tax-related or other fees to our auditors during the periods indicated below.

	2008		2009
Audit fees (1)	US$	430,000	387,000
Audit-related fees (2)	US$	230,500	169,200

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements.

(2)	“Audit-related fees” means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2008 and 2009 involve principally the interim review of financial statements.
The policy of our audit committee is to pre-approve all audit and non-audit services provided by our auditors, including audit services, audit-related services, tax services and other services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.
The table below is a summary of the ADSs and ordinary shares repurchased by us. All the ADSs that we repurchased were from the open market.

				Total Number of ADSs	Approximate Dollar
	Total Number of		Average Price in US$	Purchased as Part of	Value of ADSs that May
	ADSs/Ordinary Shares		Paid Per	Publicly Announced	Yet be Purchased Under
Period	Purchased		ADS(1)/Ordinary Share	Plan(2)	the Plan(2)
December 1, 2008 — December 31, 2008	440,900 ADSs		2.38	440,900	US$	18,938,374
January 2, 2009 — May 29, 2009	1,320,300 ADSs		3.14	1,320,300	US$	14,791,591
January 2, 2009 — January 30, 2009	529,800 ADSs		2.68	529,800		17,517,388
February 2, 2009 — February 27, 2009	280,000 ADSs		3.19	280,000		16,625,002
March 2, 2009 — March 31, 2009	151,200 ADSs		3.21	151,200		16,139,693
April 1, 2009 — April 30, 2009	242,100 ADSs		3.70	242,100		15,244,876
May 1, 2009 — May 29, 2009	117,200 ADSs		3.87	117,200		14,791,591
September 25, 2009	19.3 million Ordinary Shares	(3)	1.025	N.A.		N.A.
November 10, 2009	4.8 million Ordinary Shares	(3)	1.025	N.A.		N.A.

Total	31.1 million Ordinary Shares		1.16 per Ordinary Share	1,761,200	US$	14,791,591

(1)	Each of our ADSs represents four ordinary shares.

(2)	On September 9, 2008, we announced that our board of directors had approved a share repurchase program to repurchase from the open market up to US$20 million worth of our outstanding ADSs within 18 months after the shareholders’ approval. On October 30, 2008, our shareholders approved the share repurchase program at the annual general meeting for the year 2008. We have canceled all of the ADSs repurchased and their underlying ordinary shares.

(3)	These Ordinary Shares were repurchased by us in privately negotiated transactions.
ITEM 16F. CHANGE IN REGISTRANT’s CERTIFYING ACCOUNTANT
Effective June 16, 2009, we dismissed Deloitte Touche Tohmatsu, or Deloitte, as our independent registered public accounting firm and engaged Ernst & Young Hua Ming, or E&Y, for the fiscal year ended December 31, 2009. Deloitte previously audited our consolidated financial statements for each of the previous five years. The dismissal was approved by our audit committee and full board of directors.
The audit report of Deloitte on the consolidated financial statements of our Company and subsidiaries as of and for the years ended December 31, 2007 and 2008 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.
During the two fiscal years ended December 31, 2008, and through June 16, 2009, we did not have any “disagreement”, as that term is defined in Item 16F(a)(1(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures that, if not resolved to the satisfaction of Deloitte, would have caused them to make reference to the subject matter of the disagreement in connection with its report on our consolidated financial statement.
During the two fiscal years ended December 31, 2008, and through June 16, 2009, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F(a)(1)(v) of Form 20-F.
We provided a copy of this disclosure to Deloitte and requested that Deloitte furnish us with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made above, and if not, stating the respects in which it does not agree. A copy of Deloitte’s letter dated June 30, 2010 is attached herewith as Exhibit 4.9.

During the two fiscal years ended December 31, 2008 and through June 16, 2009, neither we nor anyone on our behalf consulted E&Y regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and E&Y concluded that no written report or oral advice was provided by E&Y that was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” with Deloitte, or a “reportable event”.
ITEM 16G. CORPORATE GOVERNANCE
We believe that there are no significant differences between our corporate governance practices and those of U.S. domestic companies under the listing standards of the New York Stock Exchange.
On December 23, 2009, we held our annual general meeting of shareholders for the fiscal year ended December 31, 2009 at our executive office in Shenzhen, the People’s Republic of China. The meeting was held to provide a forum for the chairman of our board of directors and chief executive officer to report on company affairs, and for management and holders of our ordinary shares or ADSs to discuss the progress and direction of our business. No proposal was submitted to the shareholders for voting at the meeting.

PART III
ITEM 17. FINANCIAL STATEMENTS
We have elected to provide financial statements pursuant to Item 18.
ITEM 18. FINANCIAL STATEMENTS
The consolidated financial statements of Tongjitang Chinese Medicines Company and its subsidiaries are included at the end of this annual report.
ITEM 19. EXHIBITS

Exhibit Number		Description of Document
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant, as adopted by special resolution passed on October 30, 2008 (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F filed with the Commission on June 2, 2009)

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

4.9	*	Letter of Deloitte Touche Tohmatsu dated June 30, 2010
8.1	*	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Deloitte Touche Tohmatsu
15.2	*	Consent of Ernst & Young Hua Ming
15.3	*	Consent of Global Law Office
15.4	*	Consent of Maples and Calder

*	Filed with this Annual Report on Form 20-F

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TONGJITANG CHINESE MEDICINES COMPANY
By:	/s/ Xiaochun Wang
	Name:	Xiaochun Wang
	Title:	Chairman and Chief Executive Officer
Date: June 30, 2010

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Shareholders of
Tongjitang Chinese Medicines Company.
We have audited the accompanying consolidated balance sheet of Tongjitang Chinese Medicines Company (the “Company”) and its subsidiaries (together, the “Group”) as of December 31, 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for the year then ended. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group at December 31, 2009, and the consolidated results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young Hua Ming
Ernst & Young Hua Ming
Shanghai, The People’s Republic of China
June 30, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and the Shareholders of Tongjitang Chinese Medicines Company:
We have audited the accompanying consolidated balance sheet of Tongjitang Chinese Medicines Company and subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the years ended December 31, 2007 and 2008 . These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such 2007 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the years ended December 31, 2007 and 2008, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the consolidated financial statements, the accompanying 2007 and 2008 consolidated financial statements have been adjusted for the retrospective application of the authoritative guidance regarding noncontrolling interests in consolidated financial statements, which was adopted by the Company on January 1, 2009
As discussed in Note 2 to the consolidated financial statements, the disclosures in the accompanying 2007 and 2008 financial statements have been retrospectively adjusted for a change in the composition of reportable segments.
/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Certified Public Accountants
Hong Kong
June 2, 2009
(June 30, 2010 as to Note 2)

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		As of December 31,
	Note	2008	2009	2009
		RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents		516,087	237,578	34,805
Short-term bank deposit		50,000	50,000	7,325
Notes receivable		55,987	70,248	10,291
Accounts receivable (net of allowance for doubtful accounts of RMB6,028 and RMB26,193 (US$3,838) as of December 31, 2008 and 2009, respectively)	5	214,543	232,038	33,994
Inventories — net	7	97,553	139,100	20,378
Trading securities	17	792	1,447	212
Prepaid advertising expenses		1,692	1,204	176
Receivable on sale of property, plant and equipment	6	12,600	9,320	1,365
Other prepaid expenses and other current assets		21,548	16,139	2,364
Deferred tax assets	15	—	7,565	1,108
Amount due from related parties	16	9,189	—	—

Total current assets		979,991	764,639	112,018

Non-current assets:
Property, plant and equipment, net	8	152,249	172,097	25,212
Land use right, net		28,902	42,515	6,228
Deposit for acquisition of a subsidiary	22	—	120,599	17,668
Deposit for acquisition of property, plant and equipment and intangible assets	9	188,103	162,440	23,798
Deferred tax assets	15	1,107	2,809	412
Long-term other assets		1,800	1,000	147
Acquired intangible assets, net	11	24,736	27,592	4,042
Goodwill	10	—	2,345	344
Receivable on sale of property, plant and equipment	6	6,210	9,170	1,343

Total non-current assets		403,107	540,567	79,194

Total assets		1,383,098	1,305,206	191,212

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	12	85,100	101,100	14,811
Accounts payable		14,663	38,288	5,607
Accrued expenses and other liabilities	13	81,130	161,433	23,650
Income tax payable	15	926	3,089	452
Unrecognized tax benefit	15	—	937	138
Amount due to related parties	16	8,717	900	132

Total current liabilities		190,536	305,747	44,790

Non-current liabilities:
Long-term bank loans	12	50,000	50,000	7,325
Deferred tax liabilities	15	7,272	11,868	1,739

Total non-current liabilities		57,272	61,868	9,064

Commitments and contingencies	19

Shareholders’ Equity:
Ordinary shares (par value US$0.001 per share; 500,000,000 shares and 500,000,000 shares authorized; 135,209,722 shares and 104,066,526 shares issued and outstanding at December 31, 2008 and 2009, respectively)		1,070	856	126
Treasury stock (US$0.001 par value: 1,763,600 shares and nil shares as of December 31, 2008 and 2009 outstanding, respectively)		(7,159)	—	—
Additional paid-in capital		891,427	894,487	131,043
Accumulated other comprehensive loss		(88,093)	(87,756)	(12,856)
Retained earnings		337,570	130,004	19,045

Total shareholders’ equity		1,134,815	937,591	137,358
Non-controlling interest		475	—	—

		1,135,290	937,591	137,358

Total liabilities and shareholders’ equity		1,383,098	1,305,206	191,212

The accompanying notes are an integral part of the consolidated financial statements.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”), except for number of shares and per share data)

		For the year ended December 31,
	Note	2007	2008	2009	2009
		RMB	RMB	RMB	US$

Net revenues:		596,007	451,032	480,339	70,370
Cost of revenues:		(206,019)	(167,345)	(201,205)	(29,477)

Gross profit		389,988	283,687	279,134	40,893

Operating expenses:
Advertising expenses		(96,876)	(80,180)	(32,384)	(4,744)
Other selling and marketing expenses		(68,357)	(80,031)	(151,755)	(22,232)
General and administrative expenses		(92,487)	(91,325)	(86,501)	(12,672)
Research and development expenses		(12,673)	(17,368)	(16,057)	(2,352)
Impairment loss on goodwill		—	(28,062)	—	—
Impairment loss on intangible assets		—	(72,910)	(4,500)	(659)
Government grant (related to research and development)		—	1,428	232	34
(Loss) gain on disposal of property, plant and equipment and land use rights		(72)	3,970	(817)	(120)
Gain on disposal of a subsidiary		—	1,312	—	—
Other operating income		1,395	1,801	1,700	249

Total operating expenses		(269,070)	(361,365)	(290,082)	(42,496)

Operating profit (loss)		120,918	(77,678)	(10,948)	(1,603)

Interest expenses		(9,858)	(16,599)	(8,553)	(1,253)
Interest income		27,906	17,114	4,047	593
Investment income (expenses)		8,409	(1,830)	829	121
Waiver of other payable		5,542	—	—	—
Other income, net		2,361	4,171	6,963	1,020
Tax refund on reinvestment of profits		—	16,064	—	—
Government grants		17,064	6,752	5,554	814

Income (loss) before income taxes		172,342	(52,006)	(2,108)	(308)

Income taxes	15	(1,200)	(502)	(1,617)	(237)

Net income (loss)		171,142	(52,508)	(3,725)	(545)

Net income (loss) attributable to non-controlling interest		51	208	(66)	(10)

Net income (loss) attributable to ordinary shareholders		171,193	(52,300)	(3,791)	(555)

Net Income (loss) per share attributable to ordinary shareholders:
Basic and Diluted		1.35	(0.39)	(0.03)	(0.01)

Number of shares used in computation of net income (loss) per share:
Basic		124,479,794	134,758,695	122,940,745	122,940,745
Diluted		124,483,978	134,758,695	122,940,745	122,940,745

Net Income (loss) per share attributable to ordinary shares classified as mezzanine equity:
Basic and Diluted		1.35	N/A	N/A	N/A

Number of shares used in computation of net income (loss) per share attributable to ordinary shares classified as mezzanine equity:
Basic and Diluted		2,149,018	—	—	—
The accompanying notes are an integral part of the consolidated financial statements.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net income (loss)	171,142	(52,508)	(3,725)	(545)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Amortization of intangible assets	4,563	11,697	3,855	565
Amortization of land use right	360	543	2,507	367
Depreciation of property, plant and equipment	12,306	13,878	16,208	2,374
Allowance for doubtful accounts and other receivables	2,389	1,586	12,437	1,822
Gain on disposal of a subsidiary	—	(1,312)	—	—
Loss (gain) on disposal of property, plant and equipment and land use rights	72	(3,970)	817	120
Share-based compensation expenses	37,100	20,446	5,799	850
Impairment loss on intangible assets	—	72,910	4,500	659
Impairment loss on goodwill	—	28,062	—	—
Impairment on deposit for property, plant and equipment and land use rights	—	399	—	—
Write-down of inventories	458	1,181	1,446	212
Deferred tax	164	(8,023)	(4,274)	(626)

Changes in current assets and liabilities (net of effects of acquisition and dispositions):
Notes receivable	(36,227)	(7,028)	(11,967)	(1,753)
Accounts receivable	(103,001)	56,700	(23,080)	(3,381)
Amount due from related parties	—	(7,917)	9,189	1,346
Inventories	(34,037)	(15,274)	(37,147)	(5,442)
Trading securities	(2,797)	2,005	(655)	(96)
Prepaid advertising expenses	17,062	7,642	6,288	921
Other prepaid expenses and other current assets	6,784	(14,495)	10,939	1,603
Accounts payable	(4,262)	(4,544)	17,772	2,604
Accrued expenses and other current liabilities	(32,749)	386	74,566	10,924
Amount due to related parties	(4)	—	(432)	(63)
Income taxes payable	(16,029)	(2,154)	3,407	499

Net cash provided by operating activities	23,294	100,210	88,450	12,960

Cash flows from investing activities:
Purchase of property, plant and equipment	(13,595)	(3,058)	(11,026)	(1,615)
Proceeds from disposal of property, plant and equipment and land use rights	3,089	78	7	1
Deposits paid for acquisition of property, plant and equipment and intangible assets	(10,451)	(189,785)	(598)	(88)
Repayment of deposits for acquisition of property, plant and equipment and intangible assets	—	—	20,000	2,930
Deposits paid for acquisition of a subsidiary	—	—	(120,599)	(17,668)
Acquisition of intangible assets	(10,012)	—	(8,715)	(1,277)
Acquisition of a subsidiary, net of cash acquired	(27,751)	(35,694)	(60,577)	(8,875)
Proceeds on disposal of subsidiaries, net of cash disposed	—	(103)	—	—
Advance to a director and shareholder	—	(17,645)	—	—
Repayment from a related party	1,704	—	—	—
Acquisition of non-controlling interest	—	—	(2,759)	(404)
Increase (decrease) in short-term bank deposit	50,000	(50,000)	—	—

Net cash used in investing activities	(7,016)	(296,207)	(184,267)	(26,996)

Cash flows from financing activities:
Repayment of borrowings	(44,150)	(201,500)	(84,000)	(12,306)
Repurchase of shares	—	(7,159)	(196,830)	(28,836)
New borrowings raised	50,000	170,000	100,000	14,650
Repayment to related parties	(41)	(1,926)	(2,199)	(322)
Issuance of share capital	645,806	—	—	—
Direct and incremental offering expenses paid	(58,193)	—	—	—

Net cash provided by (used in) financing activities	593,422	(40,585)	(183,029)	(26,814)

Effect of exchange rate changes	(42,954)	(45,086)	337	48

Net increase (decrease) in cash and cash equivalents	566,746	(281,668)	(278,509)	(40,802)
Cash and cash equivalents at the beginning of year	231,009	797,755	516,087	75,607

Cash and cash equivalents at the end of year	797,755	516,087	237,578	34,805

The accompanying notes are an integral part of the consolidated financial statements.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS — CONT’D
(Amounts in thousands of Renminbi (“RMB”), and in thousands of U.S. Dollars (“US$”))

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Supplemental schedule of cash flow information:
Interest paid	9,858	16,599	8,553	1,253
Income tax paid	17,065	11,097	2,145	314

Non-cash investing and financing activities:
Payables for acquisition of a subsidiary	—	22,190	—	—
Deemed distribution of earnings to a director and shareholder	—	17,645	—	—
Proceeds on disposal of property, plant and equipment and land use rights included in other receivables	310	—	—	—
Proceeds on disposal of property, plant and equipment and land use rights included in receivable on sale of property, plant and equipment	—	18,065	18,490	2,709
Refund of deposit for property, plant and equipment included in receivables on sale of property, plant and equipment	—	745	—	—
Accounts payable for construction costs and acquisition of property, plant and equipment	6,683	6,882	7,849	1,150
Forfeiture of unvested restricted shares	—	1	—	—

The accompanying notes are an integral part of the consolidated financial statements.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except number of shares)

						Accumulated
					Additional	other		Total	Non-
	Number of	Ordinary	Number of	Treasury	paid-in	comprehensive	Retained	shareholders’	controlling	Comprehensive
	ordinary shares	shares	Treasury stock	stock	capital	loss	earnings	equity	interest	income (loss)
		RMB		RMB	RMB	RMB	RMB	RMB		RMB

Balance as of January 1, 2007	90,364,000	723	—	—	140,019	—	236,322	377,064	683
Net income	—	—			—	—	171,193	171,193	(51)	171,193
Foreign currency translation adjustments	—	—	—	—	—	(42,990)	—	(42,990)	—	(42,990)
Conversion of mezzanine equity	9,929,008	77	—	—	120,568	—	—	120,645	—
Issuance of shares upon the initial public offering	33,400,000	258	—	—	645,548	—	—	645,806	—
Offering expenses	—	—	—	—	(72,242)	—	—	(72,242)	—

Issuance of restricted shares	1,656,714	13	—	—	(13)	—	—	—	—
Share-based compensation	—	—	—	—	37,100	—	—	37,100	—

Balance as of December 31, 2007	135,349,722	1,071	—	—	870,980	(42,990)	407,515	1,236,576	632	128,203

Net loss	—	—	—	—	—	—	(52,300)	(52,300)	(208)	(52,300)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	51
Deemed distribution to a shareholder	—	—	—	—	—	—	(17,645)	(17,645)	—
Foreign currency translation adjustments	—	—	—	—	—	(45,103)	—	(45,103)	—	(45,103)

Forfeiture of restricted shares	(140,000)	(1)	—	—	1	—	—	—	—
Repurchase of shares	—	—	1,763,600	(7,159)	—	—	—	(7,159)	—
Share-based compensation	—	—	—	—	20,446	—	—	20,446	—

Balance as of December 31, 2008	135,209,722	1,070	1,763,600	(7,159)	891,427	(88,093)	337,570	1,134,815	475	(97,403)

Net income/(loss)	—	—	—	—	—	—	(3,791)	(3,791)	66	(3,791)
Repurchase of shares	—	—	29,379,596	(196,830)	—	—	—	(196,830)	—
Deregistration of shares	(31,143,196)	(214)	(31,143,196)	203,989	—	—	(203,775)	—	—
Acquisition of a subsidiary	—	—	—	—	—	—	—	—	(521)
Acquisition of non-controlling interest	—	—	—	—	(1,441)	—	—	(1,441)	(1,318)

Capital injection in a subsidiary	—	—	—	—	(1,298)	—	—	(1,298)	1,298
Share-based compensation	—	—	—	—	5,799	—	—	5,799	—
Foreign currency translation adjustments	—	—	—	—	—	337	—	337	—	337

Balance as of December 31, 2009	104,066,526	856	—	—	894,487	(87,756)	130,004	937,591	—	(3,454)

Balance as of December 31, 2009, in US$		126		—	131,043	(12,856)	19,045	137,358	—	(506)

The accompanying notes are an integral part of the consolidated financial statements.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
1.	ORGANIZATION AND BASIS OF PRESENTATION
Tongjitang Chinese Medicines Company (the “Company”) and its subsidiaries (collectively referred to as, “Tongjitang” or the “Group”) was incorporated as an exempted company with limited liability in the Cayman Islands on May 16, 2006 under the Companies Law of the Cayman Islands. Tongjitang is principally engaged in the development, manufacture and sale of modernized Chinese medicines.
The Company holds its interest in the operating subsidiaries indirectly through a holding company, Unisources Enterprises Limited (“Unisources”), which is a wholly owned subsidiary that is incorporated in the British Virgin Islands (“BVI”). Substantially all of the Group’s business is conducted through a wholly- owned operating subsidiary established in the People’s Republic of China (the “PRC”), Guizhou Tongjitang Pharmaceutical Co., Ltd. (“Tongjitang Pharmaceutical”). In June 2005, Unisources issued 79,520,000 ordinary shares to the equity holders of Tongjitang Pharmaceutical at par value and then acquired from them the 100% equity interests in Tongjitang Pharmaceutical for consideration of RMB41,000. As a result of this exchange, the shareholders of Tongjitang Pharmaceutical became the owners of all the then outstanding shares of Unisources in proportion to their interests in Tongjitang Pharmaceutical. There was no change in control or ownership interests as a result of this transaction. Accordingly, the transaction was accounted for as a legal reorganization of entities under common control. Prior to the transaction, Unisources was a shell company with minimal assets and no liabilities. In June 2006, the shareholders elected to reorganize the corporate structure such that their ownership interests in Unisources would be held through the Company. This reorganization was effected by means of a share exchange in which all of the shares of Unisources were exchanged, on a one-for-two thousand basis, for shares of the Company. Prior to the transaction, the Company was a shell company with minimal assets and no liabilities. There was no change in control or ownership interest as a result of this transaction.
On November 18, 2008, Tongjitang Pharmaceutical (Hong Kong) Limited (“Tongjitang Hong Kong”) was incorporated by Unisources. In 2009, through a series of transactions, Tongjitang Hong Kong became a wholly-owned subsidiary of the Company that holds all of its interests in Unisources and the PRC subsidiaries. The Group accounted for this transaction as a reorganization of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the transaction was accounted for at historical cost.
As of December 31, 2009, the Group’s subsidiaries included the following entities:

		Percentage of
	Place of incorporation/	shareholding/
Name of subsidiary	establishment	ownership	Principal activities

Unisources	British Virgin Islands	100%	Investment holding

Tongjitang Hong Kong	Hong Kong	100%	Investment holding

Tongjitang Pharmaceutical	PRC	100%	Development, manufacturing, marketing and sales of medicine products

Guizhou Tongjitang Pharmaceutical Distribution Co., Ltd (“Tongjitang Distribution”)	PRC	100%	Wholesale distribution of medicine products

Guizhou Tongjitang Pharmacy Chain Stores Co., Ltd. (“Tongjitang Chain Stores”)	PRC	100%	Retail sales of medicines products and medical devices

Guizhou Longlife Pharmaceutical Co., Ltd. (“Guizhou Longlife”)	PRC	100%	Development, manufacturing, marketing and sales of medicine products

Qinghai Pulante Pharmaceutical Co., Ltd. (“Qinghai Pulante”)	PRC	100%	Development, manufacturing, marketing and sales of medicine products

Guizhou Jincili Technology Development Co., Ltd. (“Guizhou Jincili”)	PRC	100%	Development of medicine products

Anhui Jingfang Pharmaceutical Co., Ltd. (“Anhui Jingfang”)	PRC	100%	Development, manufacturing, marketing and sales of medicines products

Anhui Jingfang Chemical Co., Ltd. (“Anhui Jingfang Chemical”)	PRC	100%	Dormant

Guizhou Tongjitang Asset Management Co., Ltd. (“Tongjitang Asset Management)	PRC	100%	Dormant

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of presentation and principles of consolidation
The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
The consolidated financial statements include the financial statements of the Company and all its majority-owned subsidiaries. All inter-company accounts, transactions and cash flows have been eliminated on consolidation. The Group did not have variable interest in any variable interest entities.
Segment reporting
The Group’s chief operating decision maker has been identified as Mr. Wang, the Chairman and Chief Executive Officer, who monitors the results of the operating segments separately for the purpose of making decisions about resources allocation and performance assessment. For the years ended December 31, 2007 and 2008, the Company operated and managed its business as a single segment that included primarily the development, manufacture and sale of modernized traditional Chinese medicine. For the year ended December 31, 2009, in line with the business growth, the Group’s chief operating decision maker started to review results of individual business units instead of consolidated results when making decisions about allocating resources and assessing performance of the Company. For management purposes, the Group is organized into business units based on their products and services and has seven reportable segments. The 2007 and 2008 reported segment information has been retrospectively adjusted in order to conform to the change in segment presentation in 2009.
Cash and cash equivalents
Cash and cash equivalents consist of cash on hand and those short-term deposits which are unrestricted as to withdrawal and use, and which have maturities of three months or less from the date of purchase.
Notes receivable
Notes receivable represent bank drafts that are non-interest bearing and due within six months. Such bank drafts have been arranged with third-party financial institutions by certain customers to settle their purchases from the Group.
Inventories
Inventories are stated at the lower of cost or market value. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost of inventory is calculated using the weighted average cost method. Write-downs of obsolete or slow-moving inventory are recorded based on management’s specific analysis of future sales forecasts and economic conditions.
Trading securities
Trading securities refer to equity securities that are bought and held principally for the purpose of selling them in the near term, and are reported at fair value, with unrealized gains and losses included in earnings. The fair value of the Group’s investments in marketable securities is based upon the quoted market price on the last business day of the fiscal year. Gain (loss) on trading securities consists of the following:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
Realized gain on trading securities	9,555	—	—	—
Unrealized gain (loss) on trading securities	(1,146)	(1,830)	655	96
Dividends received	—	—	174	25

Total	8,409	(1,830)	829	121

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Property, plant and equipment, net
Property, plant and equipment are carried at cost less accumulated depreciation. Assets under construction are not depreciated until construction is completed and the assets are ready for their intended use. Gains and losses from the disposal of property, plant and equipment are included in the consolidated statement of operations.
Depreciation is computed on a straight-line basis over the estimated useful lives of assets as follows:

Buildings	Lesser of 50 years or lease term
Leasehold improvement	Lesser of 10 years or lease term
Plant and machinery	5 to 10 years
Office equipment, furniture and fixtures	5 years
Motor vehicles	10 years
Land use rights
All land in the PRC is owned by the PRC government. The government in the PRC, according to the relevant PRC law, may sell the right to use the land for a specified period of time. Thus, all of the Group’s land purchased in the PRC are considered to be leasehold land and are stated at cost less accumulated amortization. Amortization is provided over the term of the land use right agreement on a straight-line basis. Amortization expense totaled RMB360 and RMB543 and RMB2,507 (US$367) for the years ended December 31, 2007, 2008 and 2009 respectively.
As of December 31, 2008 and 2009, land use rights with a carrying amount of RMB14,603 and RMB13,180 (US$1,931), respectively were pledged in respect of the outstanding loan facilities.
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
The impairment review is highly judgmental and involves the use of significant estimates and assumptions. These estimates and assumptions have a significant impact on the amount of any impairment charge recorded. Discounted cash flow methods are dependent upon assumptions of future sales trends, market conditions and cash flows of each reporting unit over several years. Actual cashflows in the future may differ significantly from those previously forecasted. Other significant assumptions include growth rates and the discount rate applicable to future cash flows.
Impairment loss on goodwill of RMB28,062 was identified in year 2008. No impairment loss on goodwill was identified in year 2009.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Acquired intangible assets, net
Acquired intangible assets, which consist primarily of patents, trademarks, defensive intangible asset, distribution network, registered drug formulae, technical know-how and non-compete agreement, are carried at cost less accumulated amortization and accumulated impairment charges. Amortization is computed on a straight-line basis over the estimated weighted average useful lives as follows:

Patents	9.75 years
Trademarks	9.30 years
Defensive intangible asset	10 years
Registered drug formulae	27 years
Distribution networks	10 years
Technical know-how	10 years
Non-compete agreement	10 years
Impairment of long-lived assets
The Group evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Group measures impairment by comparing the carrying amount of the assets to future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group would recognize an impairment loss as the excess of carrying amounts over fair value of the assets. In year 2008 and 2009, the Group recognized impairment losses of approximately RMB72,910 and RMB4,500 (US$659) respectively.
Revenue recognition
The Group’s sales of pharmaceutical products are evidenced by individual sales agreements for each transaction and revenue is recognized when the products are delivered to and received by the customers, collectability is reasonably assured and the prices are fixed and determinable.
The Group has distributor arrangements with certain parties for sale of its pharmaceutical products. The distributor agreements do not provide charge back or price protection. Accordingly, the Group records the revenue when products are delivered to and received by the distributors.
The Group presents revenues net of sales taxes incurred, which amounted to RMB104,622, RMB81,780 and RMB91,548 (US$13,412) for the years ended December 31, 2007, 2008 and 2009, respectively.
Starting in 2009, the Group began offering sales rebates in the form of cash to its major customers based on (1) achievement of sales target, or (2) collections made during the year. The rebates are calculated based on different percentages depending on the sales volume to these customers or cash collected from these customers. In accordance with ASC 605,“Revenue recognition”, the Group accounts for the cash rebates based on the estimated payout, which is subsequently adjusted at each period end.
Shipping and handling costs
Shipping and handling costs are classified as other selling and marketing expenses. For the years ended December 31, 2007, 2008 and 2009, shipping and handling costs classified as other selling and marketing expenses were RMB5,273, RMB4,775 and RMB4,886 (US$716), respectively.
Advertising costs
The Group records payments made to advertising companies for the purpose of reserving prime-time television and magazine advertising space as prepaid advertising costs in the consolidated balance sheet. The Group expenses the prepaid advertising amount when the advertisement is published or aired. Advertising expenses for the years ended December 31 2007, 2008 and 2009 were RMB96,876, RMB80,180 and RMB32,384 (US$4,744), respectively.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Government grants
Government grants include cash and interest subsidies as well as advance subsidies received from the PRC government by the operating subsidiaries of the Group. Subsidies received in respect of medical products research and development and incentives received from local government to encourage expansion of local businesses have been classified as operating income while all other subsidies and incentives including interest subsidies have been classified as non-operating income. Government grants are recognized when received and all the conditions specified in the grant have been met.
Research and development costs
Research and development costs are incurred in the development of the new products and processes, including significant improvements and refinements to existing products. All research and development costs are expensed as incurred.
Earnings (loss) per share
Basic earnings (loss) per share is computed by dividing net income (loss) attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted earnings (loss) per ordinary share is required to be presented when potential dilution could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for share options and restricted shares. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on earnings (loss) per share and, accordingly, 5,200,000 options to purchase ordinary shares were excluded in 2007 computation. As of December 31, 2008 and 2009, the Group had 4,800,000 options and 260,000 restricted share units outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of diluted net loss per share for the year ended December 31, 2008 and 2009, as their effects would have been anti-dilutive. The Group has one class of ordinary shares. However, during the year ended December 31, 2007, certain shareholders had received a put right whereby these shareholders might require the Group to repurchase their ordinary shares under certain circumstances at a price equal to the subscription price, which might be other than fair value at the date of redemption. Accordingly, the Group has used the “two-class” method of computing and presenting earnings per share. Upon initial public offering in 2007, the mezzanine equity was reclassified to Ordinary Shares. Since then, the Group only has one class of shares and stopped using the two-class method. The calculations of basic earnings (loss) per share and diluted earnings (loss) per share are computed as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

Income (loss) available to ordinary shareholders	171,193	(52,300)	(3,791)	(555)

Weighted average number of ordinary shares for the calculation of basic earnings (loss) per share	124,479,794	134,758,695	122,940,745	122,940,745

Effect of dilutive securities—restricted shares	4,184	—	—	—

Weighted average number of ordinary shares for the calculation of diluted earnings (loss) per share	124,483,978	134,758,695	122,940,745	122,940,745

Weighted average number of ordinary shares classified as mezzanine equity for the calculation of basic earnings per share	2,149,018	—	—	—

Ordinary shares—Basic earnings (loss) per share	1.35	(0.39)	(0.03)	(0.01)

Ordinary shares—Diluted earnings (loss) per share	1.35	(0.39)	(0.03)	(0.01)

Ordinary shares classified as mezzanine equity—basic and diluted earnings per share	1.35	N/A	N/A	N/A

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Income taxes
The Group accounts for income taxes in accordance with ASC 740, “Accounting for Income Taxes”. Under this method, deferred income taxes are recognized for temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.
Effective January 1, 2007, the Group adopted ASC 740 to account for uncertainties in income taxes. ASC 740 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. The cumulative effects of applying ASC 740, if any, is recorded as an adjustment to retained earnings as of the beginning of the period of adoption. The Group’s adoption of ASC 740 did not result in any adjustment to the opening balance of the Group’s retained earnings as of January 1, 2007 nor did it have any impact on the Group’s financial statements for the year ended December 31, 2007.
The Group classifies interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Group’s estimated liability for unrecognized tax benefits and the related interests and penalties are periodically assessed for adequacy and may be affected by changing interpretations of laws, rulings by tax authorities, changes and/or developments with respect to tax audits, and expiration of the statute of limitations.
Foreign currency transactions
All transactions in foreign currencies are converted into functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured at rates of exchange existing on that date. Exchange gains of RMB1,240 ,RMB3,758 and RMB104 (US$15) were recorded in the consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, respectively.
The functional currencies of the Group and its subsidiaries include the United States dollar (“US$”), Hong Kong dollar and Renminbi (“RMB”). All assets and liabilities of foreign subsidiaries are translated at the rates of exchange ruling at the balance sheet date and all income and expense items are translated at the average rates of exchange over the year. All exchange difference arising from the translation of foreign subsidiaries’ financial statements are recorded as a component of other comprehensive loss.
Convenience translation into United States Dollars
The consolidated financial statements of the Group are stated in RMB. The translation of RMB amounts as of and for the year ended December 31, 2009 into US$ is included solely for the convenience of readers and has been made at the rate of RMB6.8259 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York at December 31, 2009. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.
Share-based compensation
Stock awards granted to employees and non-employees are accounted for under ASC 718-10, “Share-Based Payment” and ASC 505-50, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, respectively. In accordance with ASC 718-10, all grants of share options to employees are recognized in the financial statements based on their grant date fair values. The Group has elected to recognize compensation expense using the accelerated recognition method over the requisite service period of the award. ASC 718-10 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expense was recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest.
Comprehensive income (loss)
Comprehensive income (loss) includes all changes in equity except those resulting from investments by owners and distributions to owners. Comprehensive income (loss) for the years ended December 31, 2007, 2008 and 2009 consists of net income and foreign currency differences arising from translation of foreign subsidiaries.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s financial statements include allowance for doubtful debts, write-down of inventories, valuation of deferred tax assets, share-based compensation expense, impairment of goodwill, and useful lives and impairment of acquired intangible assets and property, plant and equipment.
Fair value of financial instruments
The carrying amounts of cash and cash equivalents, short-term bank deposit, notes receivable, accounts receivable, receivable on sale of property, plant and equipment, amounts due from related parties, trading securities, other current assets, short-term borrowings, accounts payable, other current liabilities and amounts due to related parties approximate their fair values due to the short-term nature of these instruments. The fair values of long-term bank loans approximate its carrying value as the interest rate does not significantly differ from market.
Effective January 1, 2008, the Group adopted ASC 820-10. Effective January 1, 2009, the Group adopted ASC 820-10-65-1 for non-financial assets and liabilities that are not required to be measured at fair value on a recurring (at least annual) basis.
Employee benefit
The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, unemployment insurance and pension benefits. These entities are required to accrue for these benefits based on certain percentages of the employees’ salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make contributions to the state-sponsored plans out of the amounts accrued. The total amounts for such employee benefits, which were expensed as incurred, were RMB3,737, RMB6,588 and RMB5,757 (US$843) for the years ended December 31, 2007, 2008 and 2009, respectively.
Leases
Leases are classified at the inception date as either a capital lease or an operating lease. For the lessee, a lease is a capital lease if any of the following conditions exist: a) ownership is transferred to the lessee by the end of the lease term, b) there is a bargain purchase option, c) the lease term is at least 75% of the asset’s estimated remaining economic life or d) the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased asset to the lessor at the inception date. A capital lease is accounted for as if there was an acquisition of an asset and an incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed on a straight-line basis over the periods of their respective leases. The Group has no capital lease for any of the periods stated herein in the financial statements.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Recent accounting pronouncements
In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51” (“SFAS 160”). This Statement amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity and should be reported as equity on the financial statements. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. Furthermore, disclosure of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest is required on the face of the financial statements. SFAS 160 is effective as of the beginning of an entity’s first fiscal year that begins after December 15, 2008 and now is codified as FASB ASC 810-10-45-16 “Consolidation —Overall —Other Presentation Matter — Non-controlling Interest in a Subsidiary”. Accordingly, in 2009, minority interests has been renamed non-controlling interests, consolidated net income (loss) is reported at amounts that include the amounts attributable to both non-controlling interests and the Company’s shareholders for all periods presented. In addition, non-controlling interests has been reported as a component of equity in the consolidated balance sheets and consolidated statements of changes in equity and comprehensive income for all periods presented. The Group has retrospectively applied the presentation to its prior year balances in the consolidated financial statements.
On April 1, 2009, the FASB approved FSP FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, which amends FAS 141(R), as incorporated into FASB ASC 805, and eliminates the distinction between contractual and non-contractual contingencies. Under the updated standard, an acquirer is required to recognize at fair value an asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition date fair value of that asset or liability can be determined during the measurement period. If the acquisition date fair value cannot be determined, the acquirer applies the recognition criteria in FASB ASC 450 “Contingencies” to determine whether the contingency should be recognized as of the acquisition date or after it. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of such standard has not had a material impact on the consolidated financial statements.
In April 2009, the FASB issued FSP FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”) as incorporated into FASB ASC 820, “Fair Value Measurements and Disclosures”. The guidance relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what FASB ASC 820 states is the objective of fair value measurement to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ended after June 15, 2009, but entities may early adopt this guidance for the interim and annual periods ended after March 15, 2009. The adoption of such standard has not had a material impact on the consolidated financial statements.
FSP FAS 115-2 and FAS 124-2, as incorporated into FASB ASC 320, “Investments- Debt and Equity Securities” amend the other-than-temporary impairment guidance in U.S. GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. It does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. Disclosures for periods presented for comparative purposes at initial adoption are not required. This guidance is effective for interim and annual reporting periods ended after June 15, 2009, and shall be applied prospectively. The adoption of such standard has not had a material impact on the consolidated financial statements.
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” (FASB ASC 855-10) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements. The statement is effective for interim and annual periods ended after June 15, 2009. The standard was subsequently amended by FASB Accounting Standards Update (“FASB ASU”) 2010-09 which exempts an entity that is an SEC filer from the requirement to disclose the date through which subsequent events have been evaluated.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Recent accounting pronouncements (cont’d)
In June 2009, the FASB issued FASB ASU 2009-01, which amends FASB ASC 105, “Generally Accepted Accounting Principles” (“Statement of Financial Accounting Standards (“SFAS”) No. 168”, “The FASB Accounting Standards Codification TM and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162”) , which establishes the FASB Accounting Standards Codification TM (“Codification”) as the source of authoritative GAAP in the United States for non-governmental entities. The Codification does not change GAAP. Instead, it takes the thousands of individual pronouncements that currently comprise GAAP and reorganizes them into approximately 90 accounting Topics, and displays all Topics using a consistent structure. Contents in each Topic are further organized first by Subtopic, then Section and finally Paragraph. The Paragraph level is the only level that contains substantive content. Citing particular content in the Codification involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure. FASB suggests that all citations begin with “FASB ASC”. Changes to the ASC subsequent to June 30, 2009 are referred to as Accounting Standards Updates. The Group has implemented the Codification in the consolidated financial statements by providing references to the ASC topics.
In August 2009, the FASB issued FASB ASU 2009-5, “Measuring Liabilities at Fair Value”. FASB ASU 2009-05 amends FASB ASC 820, “Fair Value Measurements”. Specifically, FASB ASU 2009-05 provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following methods: 1) a valuation technique that uses a) the quoted price of the identical liability when traded as an asset or b) quoted prices for similar liabilities or similar liabilities when traded as assets and/or 2) a valuation technique that is consistent with the principles of FASB ASC 820 of the Accounting Standards Codification (e.g. an income approach or market approach). FASB ASU 2009-05 also clarifies that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. The adoption of such standard has not had a material impact on our consolidated financial statements.
In December 2009, the FASB issued FASB ASU 2009-17, Consolidation (“FASB ASC 810”): Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. This ASU amends the FASB Accounting Standards Codification for statement 167, In June, 2009, the FASB issued Statement of Financial Accounting Standards No.167, Amendments to FASB Interpretation No.46(R) (“SFAS No.167”). SFAS No.167 eliminates FASB Interpretation No.46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS No.167 is effective for fiscal years beginning after November 15, 2009, which for the Company is January 1, 2010, with earlier adoption prohibited. The Company does not expect the adoption of FSAB ASU 2009-17 to have a material effect on its consolidated financial statements.
In January 2010, the FASB issued ASU 2010-06, “Disclosures about Fair Value Measurements”. ASU 2010-06, which amends ASC 820, provides for disclosure of the amount of significant transfers in or out of Level 1 and Level 2, the reasons for those transfers, as well as information in the Level 3 rollforward about purchases, sales, issuances and settlements on a gross basis. ASU 2010-06 is effective for interim and annual periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity on a gross basis, which is effective for all interim and annual periods beginning after December 15, 2010. The adoption of ASU 2010-06 is not expected to have a material effect on the Company’s consolidated financial statements.
In April 2010, the FASB issued ASU 2010-13, “Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades”, which provides amendments to ASC topic 718, Compensation-Stock Compensation, to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. ASU 2010-13 is effective for all interim and annual periods beginning on or after December 15, 2010. The adoption of ASU 2010-13 is not expected to have a material effect on the Group’s consolidated financial statements.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Concentration of credit risk
Assets that potentially subject the Group to significant concentration of credit risk are primarily cash and cash equivalents, short-term bank deposit and accounts receivable.
As of December 31, 2009, the Group has approximately RMB213,756 (US$31,315) of cash and bank deposits in the PRC, which constitute about 90% of total cash and cash equivalents. Historically, deposits in Chinese banks are secured due to the state policy on protecting depositors’ interests. However, China promulgated a new Bankruptcy Law in August 2006 that came into effect on June 1, 2007, which contains a separate article expressly stating that the State Council promulgates implementation measures for the bankruptcy of Chinese banks based on the Bankruptcy Law when necessary. Under the new Bankruptcy Law, a Chinese bank can go into bankruptcy. In addition, since China’s concession to the WTO, foreign banks have been gradually permitted to operate in China which has led to increased competition for Chinese banks. Further, the global financial crisis arising in the third quarter of 2008 has increased the risk of bank bankruptcy in the PRC. In the event of bankruptcy, it is uncertain whether the Group will be able to receive its deposits back in full since it is unlikely to be classified as a secured creditor based on PRC laws. The Group mitigates its risk of loss by continuing to monitor the financial strength of the financial institutions with which it makes deposits.
Accounts receivable are typically unsecured and derived from revenue earned from customers and distributors in China, which are exposed to credit risk. The risk is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring process of outstanding balances. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors surrounding the credit risk of specific customers.
Reimbursement under the National Medical Insurance Program
The Ministry of Labor and Social Security, together with other government authorities, determines which medicines are to be included in or removed from the national essential drug list for the National Medical Insurance Program, and under which tier a medicine should fall, both of which affect the amounts reimbursable to program participants for their purchases of those medicines. These determinations are based on a number of factors, including price and efficacy. A National Medical Insurance Program participant can be reimbursed for the full cost of a Tier 1 medicine and 80% to 90% of the cost of a Tier 2 medicine. If the Group’s products are removed or not included in the national essential drug list, the Group’s revenue may be negatively affected.
Price control
The retail prices of prescription and OTC medicines that are included in the national essential drug list are subject to price controls administered by the Price Control Office under the National Development and Reform Commission, or the NDRC, and provincial price control authorities, either in the form of fixed prices or price ceilings. The controls over the retail price of a medicine effectively set the limits for the wholesale price of that medicine. From time to time, the NDRC publishes and updates a national list of medicines that are subject to price control. Fixed prices and price ceilings on medicines are determined based on profit margins that the NDRC deems reasonable, the type and quality of the medicine, its production costs, the prices of substitute medicines and the extent of the manufacturer’s compliance with the applicable GMP standards. The NDRC directly regulates the price of some of the medicines on the list, and delegates the power to provincial price control authorities to regulate the remainder on the list.
The retail prices of the Group’s product, including Xianling Gubao, Jingshu Granules, Zaoren Anshen Capsules and Moisturizing and Anti-Itching Capsules, fall under the direct regulation of the Guizhou, Anhui and Qinghai provincial price control authorities. Such price controls, especially downward price adjustment, may negatively affect the Group’s revenue and profitability.
Current vulnerability due to certain other concentrations
The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Current vulnerability due to certain other concentrations (con’d)
The Group transacts substantially all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the “PBOC”). However, the unification of the exchange rates does not imply RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.
Additionally, the value of RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.
3.	BUSINESS COMBINATION
Acquisition in 2009
On March 31, 2009, Tongjitang Pharmaceutical acquired 100% equity interests of Anhui Jingfang, a company specialized in manufacturing Chinese medicines for the treatment of osteoporosis disease. The purpose of the acquisition was to secure the exclusive production technology of a patented traditional Chinese medicine, Fengshi Gutong Capsules. The transaction was completed on March 31, 2009 and has been accounted for using the acquisition method. The excess purchase price over the fair value of net assets acquired was recorded as goodwill. The acquired net assets were recorded at their fair value on the acquisition date. The purchase price was allocated as follows:

RMB

Property, plant and equipment	26,253
Land use right	14,293
Intangible assets
Patents	1,379
Non-compete agreement	1,116
Deferred tax assets	1,661
Current assets	31,768
Current liabilities	(20,120)
Deferred tax liability	(1,264)
Non-controlling interest	521
Goodwill	2,345

57,952

Cost of acquisition — cash consideration paid	57,952

The following unaudited pro forma consolidated financial information reflects the Group’s consolidated results of operations as if the acquisition had occurred at the beginning of 2009:

Net revenues	490,446
Operating loss	(10,058)
Net loss	(3,252)
Net loss per share
Basic and diluted	(0.03)
These unaudited pro forma results have been prepared for information purposes only and do not purport to be indicative of what the Group’s consolidated results of operations would have been had the acquisition of Anhui Jingfang actually taken place at the beginning of 2009.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
3.	BUSINESS COMBINATION (CONT’D)
Acquisition in 2008
In March 2008, Tongjitang Pharmaceutical entered into a share transfer agreement with former shareholders (the “Sellers”) of Qinghai Pulante to acquire 100% equity interest in Qinghai Pulante, a company that specializes in manufacturing herbal medicines for the treatment of respiratory disease. The purpose of the acquisition was to diversify the Group’s product portfolio with Tibetan recipe-originated medicines and potential inclusion of Qinghai Pulante’s products in national and provincial medicine catalogs of the National Medical Insurance Program. The transaction was completed on March 31, 2008 and has been accounted for using the purchase method. The excess purchase price over the fair value of net assets acquired was recorded as goodwill. The acquired net assets were recorded at their fair value on the date of acquisition. The purchase price was allocated as follows:

RMB

Property, plant and equipment	24,452
Intangible assets
Patents	9,698
Trademarks	2,289
Distribution networks	4,106
Current assets	10,625
Current liabilities	(16,042)
Deferred tax liability	(3,240)
Goodwill	28,062

59,950

Cost of acquisition
Cash consideration paid	37,760
Consideration payable	22,190

59,950

Subsequent to the closing of the acquisition and finalization of the purchase price allocation, the Group became aware of certain misrepresentations of the Sellers related to the operations of Qinghai Pulante. As a result, the Group withheld the final installment of the purchase consideration and in April 2009, the Group started negotiations with the Sellers seeking compensation. On June 12, 2009, the Group and the Sellers entered into a Supplementary Agreement in which the Sellers agreed to compensate the Group for approximately RMB7,200, which was included in other income in the consolidated statement of operations for the year ended December 31, 2009. The final installment was paid net of RMB7,200 in June 2009.
4.	DISPOSAL
In December 2008, the Group disposed of its entire interest of 95% in Guizhou Tongjitang Chinese Medicines Planting Co., Ltd. (“Tongjitang Planting”) to an independent third party. The net liabilities of Tongjitang Planting at the date of disposal were as follows:

RMB

Cash and cash equivalents	103
Other prepaid expenses and current assets	2,267
Property, plant and equipment	641
Amount due to related parties	(2,380)
Accrued expenses and other current liabilities	(1,652)
Non-controlling interest	51

Net liabilities disposed of	(970)
Consideration receivable	342

Gain on disposal	1,312

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
5.	ALLOWANCE FOR DOUBTFUL ACCOUNTS
The Group’s accounts receivable and other receivables are net of provision for doubtful debt. Provision for doubtful debt activity is as follows:

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)

Balance, beginning of year	4,589	6,175	905
Addition for the current year
- Charged to costs and expenses	1,586	12,437	1,822
- Acquisitions	—	7,581	1,111

Balance at end of the year	6,175	26,193	3,838

As of December 31, 2008 and 2009, provision for doubtful debt attributed to other receivables included in other prepaid expenses and other current assets amounted to approximately RMB147 and RMB Nil (US$ Nil), respectively.
6.	RECEIVABLES ON SALE OF PROPERTY, PLANT AND EQUIPMENT
In December 2008, the Group disposed of certain property, plant and equipment for consideration of RMB18,810 and such consideration was to be settled by equivalent market value of raw materials as of settlement dates during years 2009 and 2010. In November 2009, the Group entered into a supplemental agreement with the same buyers to delay the settlement dates, starting from December 2009 through end of 2011, and to fix the price at the current market value of the raw materials and thus fix the quantity of the raw materials to be supplied by these buyers.
7.	INVENTORIES
Inventories consist of the following:

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)

Raw materials	54,364	72,064	10,557
Work-in-progress	20,094	30,347	4,446
Finished goods	23,095	36,689	5,375

	97,553	139,100	20,378

Inventory write-downs of RMB458 and RMB1,181 and RMB1,446 (US$212) for the years ended December 31, 2007, 2008 and 2009, respectively, were recorded in cost of revenues.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
8.	PROPERTY, PLANT AND EQUIPMENT, NET
Property, plant and equipment, net consist of following:

	As of December 31,
	2008	2009	2008
	(RMB)	(RMB)	(US$)

Buildings	115,715	133,851	19,609
Leasehold improvements	21,057	22,083	3,235
Plant and machinery	59,896	67,972	9,958
Office equipment, furniture and fixtures	12,847	14,159	2,074
Motor vehicles	13,630	19,329	2,832

	223,145	257,394	37,708
Less: Accumulated depreciation	(70,896)	(85,297)	(12,496)

	152,249	172,097	25,212

Depreciation expense amounted to approximately RMB12,306, RMB13,878 and RMB16,208 (US$2,374) for the years ended December 31, 2007, 2008 and 2009, respectively.
As of December 31, 2008 and 2009, certain buildings with a combined net book value of RMB29,522 and RMB21,036 (US$3,082), respectively were pledged as security in respect of outstanding loan facilities.
As of December 31, 2008 and 2009, the registration process required with respect to the ownership of certain buildings with net book value of RMB24,905 and RMB21,000 (US$3,077), respectively, had not yet been completed.
9.	DEPOSIT FOR ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT AND INTANGIBLE ASSETS
Deposit for acquisition of property, plant and equipment and intangible assets consist of the following:

	As of December 31,
	2008	2009	2008
	(RMB)	(RMB)	(US$)

Land use rights	107,730	107,730	15,783
Buildings	73,344	47,544	6,966
Intangible assets	1,300	2,320	340
Others	5,729	4,846	709

	188,103	162,440	23,798

In 2008, the Group paid a deposit of RMB107,730 to the local government of Guiyang Province, The PRC, to acquire the land use rights. As the local government is still in the process of relocating the inhabitants on the land, accordingly the Group has yet to obtain the title to the land use rights.
10.	GOODWILL
The changes in the carrying amount of goodwill for the years ended December 31, 2008 and 2009 were as follows:

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)

Beginning balance	—	—	—
Goodwill acquired during the year	28,062	2,345	344
Impairment loss	(28,062)	—	—

Ending balance	—	2,345	344

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
10.	GOODWILL (CONT’D)
The Group has completed its annual impairment analysis for year 2009. The Group performed the first step of its goodwill impairment test for its reporting unit and determined that that the fair value of Anhui Jingfang exceeded its carrying value and therefore no impairment loss was recognized for the year ended December 31, 2009. In 2008, an impairment loss of RMB28,062 was recognized in respect of goodwill related to Qinghai Pulante that was acquired in 2008 because the Group had determined that the carrying value of Qinghai Pulante exceeded its fair value due to a combination of factors, including the deteriorating macro-economic environment which resulted in a significant decline in customer demand, intense pricing pressure and increasing competition. The fair value of Qinghai Pulante was estimated using a discounted cash flow methodology.
11.	ACQUIRED INTANGIBLE ASSETS, NET
The carrying amount, accumulated amortization and accumulated impairment charges of acquired intangible assets were as follows:

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)
Carrying amount:
Patent	67,428	68,560	10,044
Trademarks	21,733	21,696	3,179
Defensive Intangible asset	—	9,000	1,318
Registered drug formulae	5,232	5,232	766
Distribution network	5,425	5,425	795
Technical know-how	21,676	21,676	3,175
Non-compete agreement	—	1,116	163

	121,494	132,705	19,440

Accumulated amortization:
Patent	8,940	10,552	1,546
Trademarks	3,769	4,090	599
Defensive intangible asset	—	450	65
Registered drug formulae	1,249	1,265	185
Distribution network	1,436	1,561	229
Technical know-how	8,454	9,701	1,422
Non-compete agreement	—	84	12

	23,848	27,703	4,058

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)
Accumulated impairment charge:
Patents	50,382	50,382	7,381
Trademarks	15,324	15,324	2,245
Registered drug formulae	3,714	3,714	544
Distribution networks	3,490	3,490	511
Technical know-how	—	4,500	659

	72,910	77,410	11,340

Acquired intangible assets, net	24,736	27,592	4,042

Amortization expense attributed to acquired intangible assets amounted to approximately RMB4,563, RMB11,697 and RMB3,855 (US$565) for the years ended December 31, 2007, 2008 and 2009, respectively.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
11.	ACQUIRED INTANGIBLE ASSETS, NET (CONT’D)
In 2005, the Group became aware of a third party that was involved in the production of Xianling Gubao Granule, which has similar medical attributes to the Group’s flagship product, Xianling Gubao Capsule. In May 2009, the Group entered into a Mediation Agreement with the third party in which the Group paid RMB9,000 to the third party to acquire the proprietary rights of the medicine and to cancel all relevant manufacturing certificates obtained by the third party and to discontinue the manufacturing and sales of Xianling Gubao Granule. The amount of RMB9,000 is accounted in accordance to ASC350-30-65-2 (formerly EITF 08-7), “Defensive Intangible assets”.
Due to a combination of factors, including the deterioration of the macro-economic environment and the fact that a number of the Group’s products were not included in the national medicine catalog in 2008 and 2009, there was a significant decline in customer demand. As such, the Group recognized an impairment loss on intangible assets of RMB72,910 in Guizhou Longlife and Qinhai Pulante and RMB4,500 (US$659) in Guizhou Longlife during the year ended December 31, 2008 and 2009, respectively. The Group determined the fair value by aggregating the expected discounted cash flows from the use of those respective assets over the remaining useful period. The cash flows were based on financial budgets approved by management. The discount rates used were 15.1% to 15.5%, which represented the weighted average cost of capital of the subsidiaries using the respective assets.
Future amortization expense related to intangible assets as of December 31, 2009 is as follows:

	For the year ended December 31,
	2009
	(RMB)	(US$)

In 2010	4,130	605
In 2011	3,327	487
In 2012	3,323	487
In 2013	3,184	466
In 2014	3,184	466

Total	17,148	2,511

12.	BANK BORROWINGS

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)

Bank borrowings
- secured	82,000	80,000	11,720
- unsecured	52,000	70,000	10,255
Other borrowings	1,100	1,100	161

Total borrowings	135,100	151,100	22,136

Comprised of:
Short-term	71,100	81,100	11,881
Long-term, current portion	14,000	20,000	2,930

	85,100	101,100	14,811
Long-term, non-current portion	50,000	50,000	7,325

	135,100	151,100	22,136

The short-term bank borrowings outstanding as of December 31, 2008 and 2009 bore interest rates ranging from 7.25% to 7.844% and from 5.31% to 5.84% per annum, respectively and were denominated in Renminbi. These borrowings were obtained from financial institutions and had terms of one year expiring at various times throughout the year. As of December 31, 2008 and 2009, unused short-term bank loan facilities amounted to approximately RMB82,221 and RMB72,221 (US$10,580), respectively.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
12.	BANK BORROWINGS (CONT’D)
The long-term bank borrowings outstanding as of December 31, 2008 and 2009 bore interest rates ranging from 6.3% to 7.956% and 5.67% per annum, respectively and were denominated in Renminbi. These borrowings were obtained from financial institutions and represented the maximum amount of the facility. The current portion and non-current portion of the long-term bank borrowings as of 31 December 2009 will be due from April, 2010 to July, 2010 and February, 2011 to January, 2012, respectively.
Bank borrowings as of 31 December 2008 and 2009 were secured by the following:
December 31, 2008

Amount	Secured by
(RMB)

82,000	Secured by the Group’s properties and land use rights with net book value of RMB29,522 (Note 8) and RMB15,757 (Note 2), respectively.
December 31, 2009

Amount	Secured by
(RMB)

80,000	Secured by the group’s properties and land use rights with net book value of RMB21,036 (US$3,082) (Note 8) and RMB13,180 (US$1,931) (Note 2), respectively (Note 8)
13.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)

Other taxes payable	17,196	22,641	3,317
Accrued salary and welfare	8,337	14,108	2,067
Accrued operating expenses	4,623	4,187	613
Government grant	13,304	21,450	3,142

Expense reimbursements to employee and marketing agents	2,379	16,944	2,482
Payable for the acquisition of a subsidiary	22,190	—	—

Payable for the acquisition of property, plant and equipment	6,882	7,849	1,150
Advances from customers	1,135	8,525	1,249
Advertisement expense payable	679	90	13
Research and development	1,616	5,573	816
Accrual for sales rebate	—	4,842	709
Deposit received for sale of an interest of an entity to be acquired (Note 22)	—	46,000	6,739
Others	2,789	9,224	1,353

	81,130	161,433	23,650

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
14.	CAPITAL STRUCTURE
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
Share repurchase program
In September 2008, the Board of Directors approved a share repurchase program authorizing the repurchase of up to US$20,000 of the Company’s outstanding ordinary shares. The timing and extent of any purchases depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable law. This share repurchase program may be modified, extended or terminated by the Board of Directors at any time. During the years ended December 31, 2008 and 2009, the Company repurchased 1,763,600 shares and 5,281,200 shares, respectively, of its ordinary shares for RMB7,159 and RMB28,172 (US$4,127), respectively, at an average price of US$0.59 and US$0.78 per share, respectively, under the share repurchase program. In September and November 2009, the Company entered into agreements with several shareholders to repurchase an aggregate of 24,098,396 outstanding ordinary shares of the Company for an aggregate consideration of RMB168,658 (US$24,709), at an average price of US$1.03 per share. The Company’s Board of Directors has approved such share repurchase program in September and November, 2009, respectively. All of the shares repurchased in 2008 and 2009 were considered cancelled under Cayman Islands law and the excess of the repurchase price over the par value of the shares repurchased was charged entirely to retained earnings.
Share incentive plan
On October 9, 2006, the Board of Directors of the Company adopted a 2006 Share Incentive Plan, or the 2006 plan, under which the Group may grant its employees, directors and consultants various types of awards including options to purchase ordinary shares of the Company, share appreciation rights, dividend equivalent rights, restricted shares, restricted share units, share payments, or deferred shares. Up to 10% of the Company’s then outstanding ordinary shares were reserved for issuance under the 2006 plan. The term of each award under our 2006 plan will be specified in the award agreement, but the life of any award may not exceed ten years from the date it is granted. During the year ended December 31, 2007, 5,200,000 options and 1,656,714 restricted shares were granted by the Company while no share options or restricted shares were granted in 2008 and 2009 under the 2006 Share Incentive Plan.
(a) Share options
On October 24, 2007, the Group granted 5,200,000 share options to certain directors and employees to acquire 5,200,000 ordinary shares. 1,730,000 of these options vested on October 24, 2007. Another 1,730,000 of the options vested on June 30, 2008 while the remainder of the options vested on June 30, 2009. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is US$2.91 per option. These options can be exercised from the vesting date to August 12, 2017.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
14.	CAPITAL STRUCTURE (CONT’D)
(a) Share options (cont’d)
The Group calculated the estimated fair value of share options on the grant date using the Black-Scholes Option valuation model with the following assumptions:

Granted on October 24,
2007
Average risk-free rate of return	3.987%
Weighted average expected option life	4.9 years
Volatility rate	29.19%
Dividend yield	0%
Fair value of options at grant date per share	0.8980
As the Company was listed for less than a year on the grant date, the expected volatility was based on the standard deviation of comparable public companies’ daily stock prices and the expected term was estimated using the “simplified method” under which the expected tem is a simple average of the vesting term plus the original option contractual term. The risk-free rate of return is based on the US treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The Company has adopted a zero forfeiture rate in recognizing the share-based compensation, to the extent the actual forfeiture rate is different from the current estimate, actual share-based compensation related to these awards may be different from the expectation.
The following table summarized the Group’s share option activity under 2006 Share Incentive Plan:

				Weighted
		Weighted	Weighted	average
		average	average	remaining	Aggregate
	Number of	exercise	grant-date	contractual	intrinsic
	options	price	fair value	life	value
		(US$)	(US$)	(Years)	(US$)

Outstanding, January 1, 2007	—	—	—	—	—
Granted	5,200,000	2.91	0.90	10	—
Exercised	—	—	—	—	—
Forfeited/Cancelled	—	—	—	—	—

Outstanding, December 31, 2007	5,200,000	2.91	0.90	9.67	—
Exercised	—	—	—		—
Forfeited/Cancelled	(400,000)	2.91	—

Outstanding, December 31, 2008	4,800,000	2.91	0.90	8.67	—
Exercised	—	—	—		—
Forfeited/Cancelled	—	—	—		—

Outstanding, December 31, 2009	4,800,000	2.91	0.90	7.67	—

Vested and expected to be vested at December 31, 2009	4,800,000	2.91	0.90	7.67	—

Exercisable at December 31, 2009	4,800,000	2.91	0.90	7.67	—

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
14.	CAPITAL STRUCTURE (CONT’D)

(a)	Share options (cont’d)

	Number of
	options	Total fair value
		(US$)
Vested during the year ended December 31, 2007	1,730,000	1,554
Vested during the year ended December 31, 2008	1,730,000	1,554
Vested during the year ended December 31, 2009	1,340,000	1,203
The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the Company’s closing stock price of US$0.95 per ordinary share as of December 31, 2009 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 31, 2009. The aggregate fair value of the outstanding share options at grant date was determined to be US$4,670 and such amount was recognized as compensation expense using the accelerated method. Accordingly, approximately RMB15,599, RMB12,945 and RMB2,467 (US$361) were recorded as compensation expenses in general and administrative expenses with a corresponding credit to additional paid-in capital in the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2009, there was RMB Nil of unrecognized share-based compensation cost related to share options granted on October 24, 2007. To the extent the actual forfeiture rate is different from original estimates, actual share-based compensation related to these awards may be different from the expectation.
In December 2008, Mr. Xiaochun Wang (“Mr. Wang”), a shareholder and director of the Company, awarded 240,000 share options to an employee in anticipation of services to be provided by this employee during the vesting periods. The exercise price of these options is US$1.00 per option. The transaction is recorded as a deemed capital contribution to the Group and the related compensation cost was recognized in accordance with ASC 718, “Compensation — Stock Compensation”, (formerly known as FASB Statement 123 (R), “Share-based compensation”). The following table summarizes the activity of the 240,000 share options.

				Weighted
		Weighted	Weighted	average
		average	average	remaining
	Number of	exercise	grant-date	contractual	Aggregate
	options	price	fair value	life	intrinsic value
		(US$)	(US$)	(Years)	(US$)

Granted on December 15, 2008 and options outstanding at December 31, 2008 and 2009	240,000	1.00	0.12	9	—

Vested and expected to be vested at December 31, 2009	240,000	1.00	0.12	9	—

Exercisable at December 31, 2009	40,000	1.00	0.12	9	—

Number of
	options	Total fair value
(US$)
Vested during the year ended December 31, 2007	—	—
Vested during the year ended December 31, 2008	—	—
Vested during the year ended December 31, 2009	40,000	5

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
14.	CAPITAL STRUCTURE (CONT’D)

(a)	Share options (cont’d)
The Group calculated the estimated fair value of share options granted to this employee on the grant date using the Black-Scholes Option valuation model with the following assumptions:

Granted on December 15,
2008
Average risk-free rate of return	1.727%
Weighted average expected option life	6.2 years
Volatility rate	36.04%
Dividend yield	0%
Fair value of options at grant date per share	$0.1211
The aggregate fair value of the outstanding share options granted to this employee at grant date was determined to be US$29 and such amount was recognized as compensation expense using the accelerated method. Accordingly, approximately RMB4 and RMB100 (US$15) was recorded as compensation expense in general and administrative expenses with a corresponding credit to additional paid-in capital in the year ended December 31, 2008 and 2009, respectively. As of December 31, 2009, there was RMB94 (US$13) of unrecognized share-based compensation cost related to share options granted to this employee which is expected to be recognized over a weighted-average vesting period of two years.
(b) Restricted shares
On October 24, 2007, the Group granted 1,656,714 restricted shares to certain employees based on its 2006 Share Incentive Plan. 871,714 and 20,000 of these restricted shares vested on October 24, 2007 and December 31, 2007, respectively. Another 345,000 and 20,000 of the restricted shares vested on June 30, 2008 and December 31, 2008, respectively, while the reminder of the restricted shares of 400,000 vested on June 20, 2009. These restricted shares were granted in anticipation of services to be provided during the respective vesting periods. The following table summarizes the Group’s restricted share activity under 2006 Share Incentive Plan:

	Number of	Weighted
	Restricted	average grant
	Shares	date fair value
		(US$)
Granted on October 24, 2007	1,656,714	2.87
Vested	(891,714)	2.87
Forfeited/Cancelled	—	—

Nonvested, December 31, 2007	765,000	2.87
Vested	(365,000)	2.87
Forfeited/Cancelled	(140,000)	2.87

Nonvested, December 31, 2008	260,000	2.87
Vested	(260,000)	2.87

Nonvested, December 31, 2009	—

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
14.	CAPITAL STRUCTURE (CONT’D)

(b)	Restricted shares (cont’d)

	Number of
	Restricted
	Shares	Total fair value
		(US$)
Vested during the year ended December 31, 2007	891,714	2,561
Vested during the year ended December 31, 2008	365,000	1,048
Vested during the year ended December 31, 2009	260,000	747
The aggregate fair value of the nonvested Restricted Shares at the grant date was determined to be US$4,759 based on the quoted market price of the Company’s ordinary share at the grant date, and such amount was recognized as compensation expenses using the accelerated method. RMB15,071, RMB7,479 and RMB2,800 (US$410) were recorded as compensation expenses in general and administrative expenses with a corresponding credit to additional paid-in capital in the years ended December 31, 2007, 2008 and 2009, respectively. For the year ended December 31, 2007, RMB3,860, RMB450 and RMB2,120 was recorded as compensation expense in other selling and marketing expenses, research and development expenses and cost of revenues, respectively.
On December 15, 2008, a shareholder granted 180,000 restricted shares to an employee with an aggregate grant-date fair value of approximately US$104 of which 60,000 restricted shares will vest on December 15, 2009, 2010 and 2011, respectively. The fair value per share on grant date was US$0.58. As of December 31, 2009, 120,000 of the restricted shares granted to this employee remain outstanding and nonvested. The unrecognized total compensation cost related to the nonvested restricted shares granted to this employee is RMB256 (US$38) and will be recognized over a weighted-average period of two years.
The share-based compensation charges in relation to theses share options and restricted shares for the years ended December 31, 2007, 2008 and 2009 recognized in the consolidated financial statements were as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
Share Incentive Plan
Share options	15,599	12,945	2,467	361
Restricted shares	21,501	7,479	2,800	410
Other share-based payments transactions
Share options	—	4	100	15
Restricted shares	—	18	432	63

	37,100	20,446	5,799	849

15.	INCOME TAXES
Income (loss) before income taxes and non-controlling consists of:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
PRC	189,625	(46,476)	13,278	1,946
Other jurisdictions	(17,283)	(5,530)	(15,386)	(2,254)

	172,342	(52,006)	(2,108)	(308)

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
15.	INCOME TAXES (CONT’D)
The income tax expense is comprised of:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
Current	1,036	8,525	5,890	863
Deferred	164	(8,023)	(4,273)	(626)

	1,200	502	1,617	237

Tongjitang Chinese Medicines Company is a tax exempt company incorporated in the Cayman Islands. Its subsidiaries are subject to income taxes as described below. Under the current BVI law, Unisources’ income is not subject to taxation.
Prior to the new enterprise income tax (“EIT”) law in the PRC (the “New Tax Law”) and its implementation regulations becoming effective on January 1, 2008, foreign subsidiaries operating in the PRC generally were subject to EIT at a combined tax rate of 33% (30% federal tax and 3% local tax). Pursuant to preferential tax policies for the development of the western regions, Tongjitang Pharmaceutical, Guizhou Longlife, Anhui Jingfang and Qinghai Pulante were granted a reduced EIT rate of 15% through 2010; before considering additional preferences for tax holiday(s).
Upon the change of legal status of Tongjitang Pharmaceutical to a Foreign Investment Enterprise (“FIE”) in June 2005, Tongjitang Pharmaceutical became subject to Foreign Enterprise Income Tax (“FEIT”) on its taxable income as calculated in accordance with the relevant PRC income tax law at an applicable rate of 15% through December 31, 2007. Tongjitang Pharmaceutical was also entitled to an exemption from PRC FEIT for two years starting from its first cumulative profit-making year, followed by a 50% exemption for the next three years (“tax holiday”). Accordingly, Tongjitang Pharmaceutical was exempted from PRC FEIT for the period from July 1, 2005 to December 31, 2005, which was regarded as its first profit making, however, Tongjitang Pharmaceutical submitted an application to the relevant tax authority to request the tax holiday be deferred until 2006, applying a tax rate of 15% for the period from July 1, 2005 to December 31, 2005, amounting to RMB16,392. This application was approved on December 30, 2006 and, accordingly, Tongjitang Pharmaceutical’s first tax holiday year was 2006.
Qinghai Pulante operates in the Xining Economic and Technology Development Zone and is entitled to an exemption from PRC EIT for five years starting from its first profit-making year followed by a 50% exemption for the next two years. Accordingly, Qinghai Pulante was exempted from PRC EIT for the years from 2004 to 2008 and currently enjoys a 50% exemption for years 2009 and 2010.
The New Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC tax resident enterprises, and will be subject to the PRC EIT at the rate of 25% on worldwide income.
The New Tax Law includes a provision specifying that legal entities organized outside of the PRC will be considered residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Tax Law provide that non-resident legal entities will be considered PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties, etc. occurs within the PRC. Additional guidance is expected to be released by the PRC government in the near future that may clarify how to apply this standard to taxpayers. The Group believes that its legal entities organized outside of the PRC should not be treated as residents for the New Tax Law’s purposes, however, one of the non-PRC subsidiaries within the Group is subject to permanent establishment risk.
While the New Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (i.e. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high and new technology enterprises (“HNTE”), whether domestically-owned enterprises or FIEs. The preferential tax policies for the development of the western regions and Xining Economic Zone are also implemented continually under the New Tax Law. As such, Tongjitang Pharmaceutical, Guizhou Longlife Qinghai Pulante, and Anhui Jingfang continue to enjoy the preferential tax treatment after the implementation of the New Tax Law until the year 2011.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
15.	INCOME TAXES (CONT’D)
The New Tax Law also impose a 10% withholding income tax for dividends distributed by a foreign-invested enterprise to its immediate holding company outside China, subject to reduction under applicable tax treaty. The withholding income tax for such distributions was not applicable under the previous PRC income tax law and regulations. The withholding income tax is applicable to distributions of earnings accumulated after December 31, 2007. As the Group does not intend to permanently reinvest the undistributed earnings from its foreign subsidiaries to fund future operations, accordingly, a deferred tax liability of RMB5,455 and RMB9,031 (US$1,323) as of December 31, 2008 and 2009 has been recognized on the undistributed earnings of the Group’s affiliate in the PRC.
As of December 31, 2009, the Group recorded liabilities of approximately RMB937 for unrecognized tax benefits related to under-reported taxable income and permanent establishment risk for one of the non-PRC subsidiaries. If recognized, all of the currently unrecognized tax benefits would impact the effective tax rate. The Group does not anticipate any significant increases or decreases to its liability for unrecognized tax benefits within the next twelve months. As of December 31, 2009, the years 2006 to 2009 remain open for potential examination by the PRC tax authorities.
A roll-forward of accrued unrecognized tax benefits is as follows:

	2009	2009
	(RMB’000)	(US$’000)

Beginning balance	—	—
Additions as a result of tax positions taken for prior year	785	115
Additions related to tax positions taken for the current year	152	23

Ending balance	937	138

Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)

Deferred tax assets:
Current:
Inventory write-down	813	872	128
Doubtful debt allowance	2,099	4,472	655
Temporary non-deductible promotion expenses	1,911	519	76
Temporary non-deductible accrued expenses	—	2,909	426
Tax losses	3,988	1,467	215
Valuation allowance	(8,811)	(2,674)	(392)

Net current deferred tax assets	—	7,565	1,108

Non-current:
Property, plant and equipment, net	50	838	123
Intangible assets	—	1,699	249
Land use rights	1,057	1,066	156
Valuation allowance	—	(794)	(116)

Non-current deferred tax assets	1,107	2,809	412

Deferred tax liabilities
Non-current:
Intangible assets	(1,817)	(2,155)	(316)
Land use right	—	(682)	(100)
Witholding tax on undistributed earnings	(5,455)	(9,031)	(1,323)

	(7,272)	(11,868)	(1,739)

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
15.	INCOME TAXES (CONT’D)
The subsidiaries registered in the PRC have total tax operating loss carry forwards of RMB12,742 and RMB8,839 (US$1,295) as of December 31, 2008 and 2009, respectively. These tax loss carry forwards begin to expire in 2013 if unutilized.
The reconciliation of income tax computed by applying the statutory income tax rate of 25% (33% for 2007) applicable to PRC operations to income tax expense is as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
Income (loss) before income taxes and non-controlling interest	172,342	(52,006)	(2,108)	(308)
PRC enterprise income tax rate	33%	25%	25%	25%
Income tax at PRC EIT rate on income before income taxes	56,873	(13,002)	(527)	(77)
Expenses not deductible for tax purposes	3,586	2,547	8,668	1,270
Income not taxable for tax purposes	—	(5,446)	—	—
Effect of tax holidays and tax concessions	(65,570)	23	(7,995)	(1,171)
Changes in valuation allowances	(1,383)	4,850	(5,343)	(783)
Deferred tax liability on withholding tax on undistributed profits of PRC subsidiaries	—	5,455	3,576	524
Effect of different tax rate of a subsidiary operating in other jurisdictions	6,406	5,827	3,742	548
Effect of change in tax rate	1,129	—	—	—
Changes in unrecognized tax benefits	—	—	152	22
Others	159	248	(656)	(96)

Total income tax expense	1,200	502	1,617	237

The benefit of the tax holiday per basic and diluted earnings per share is as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)

Basic	(0.52)	0.01	(0.07)	(0.01)

Diluted	(0.52)	0.01	(0.07)	(0.01)

16.	RELATED PARTY TRANSACTIONS AND BALANCES
Balances with related parties
As of December 31, 2008 and 2009, balances with related parties comprised:

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)
Due from related parties:

Due from an affiliate	8,500	—	—
Due from former non-controlling shareholders of a subsidiary	689	—	—

Total	9,189	—	—

Due to related parties:

Due to an affiliate	1,332	900	132
Due to former non-controlling shareholders of a subsidiary	7,385	—	—

Total	8,717	900	132

Amounts due from (to) related parties were non-interest bearing and payable on demand.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
16.	RELATED PARTY TRANSACTIONS AND BALANCES (CONT’D)
Related party transactions
In 2008, the Group provided advance payments of approximately RMB14,500 to Tongjitang Culture and Communication Co., Ltd. (“Tongjitang Culture”), a company controlled by Ms. Xiaoqin Wang and Mr. Xiaoping Wang, the sister and brother-in-law of Mr. Xiaochun Wang, significant shareholder and Chairman of the Company, for advertising services to be provided by Tongjitang Culture. In 2008, Tongjitang Pharmaceutical utilized advertising agency services provided by Tongjitang Culture amounting to RMB6,000. In 2009, Ms. Xiaoqin Wang and Mr. Xiaoping Wang transferred their equity interest in Tongjitang Culture to a third party, accordingly Tongjitang Culture is no longer a related party of the Group.
The amounts due to related parties in 2008 include RMB7,385 due to former shareholders of Qinghai Pulante who have remained as Pulante’s employees until March 2009. Accordingly, outstanding payables to these individuals are included as part of accrued expenses and other liabilities as of December 31, 2009.
In May 2008, the Group incurred expenses of RMB17,645 for its privatization exercise which was agreed to be borne by Mr. Wang. Accordingly, it is recorded as deemed distribution to shareholder during the year ended December 31, 2008.
17.	FAIR VALUE MEASUREMENTS
ASC 820-10 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:
Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 — Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 — Unobservable inputs which are supported by little or no market activity
ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.
Assets measured at fair value on a recurring basis
Trading securities are classified within Level 1. This is because the Group uses quoted price in active market to determine fair value. Assets measured at fair value on a recurring basis are summarized below:

			Fair Value Measurement at Reporting Date Using
			Quoted Prices
			In Active	Significant
			Market for	Other	Significant
			Identical	Observable	Unobservable
	Total Fair Value as of		Assets	Inputs	Inputs
	December 31, 2009		(Level 1)	(Level 2)	(Level 3)
	RMB	US$	RMB	RMB	RMB

Cash equivalents	5,000	733	5,000	—	—
Short-term bank deposit	50,000	7,325	50,000	—	—
Trading securities	1,447	212	1,447	—	—

	56,447	8,270	56,447	—	—

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
17.	FAIR VALUE MEASUREMENTS (CONT’D)
Assets measured at fair value on a recurring basis (cont’d)
Trading securities represents 456,500 shares of a company with its shares listed on the Hong Kong Stock Exchange Limited. At December 31, 2009, the fair value of the trading securities was based upon the quoted market price on the last business day of the fiscal year. Any unrealized gains and losses are recognized in the consolidated statements of operations.
The following table summarizes the asset measured at fair value on a nonrecurring Basis for the year ended December 31, 2009

Fair Value Measurement at Reporting Date Using
Quoted Prices
			In Active	Significant
			Market for	Other	Significant
			Identical	Observable	Unobservable
	Year ended December 31,		Assets	Inputs	Inputs
	2009		(Level 1)	(Level 2)	(Level 3)	Total gains/(losses)
	RMB	USD	RMB	RMB	RMB	RMB	USD

Intangible assets	3,492	512	—	—	3,492	4,500	659

	3,492	512	—	—	3,492	4,500	659

In accordance with the provisions of ASC 350, intangible assets with a carrying amount of RMB7,992 (US$1,171) were written down to their fair value of RMB3,492 (US$512), resulting in an impairment charge of RMB4,500 (US$659) (Note 11), which was included in earnings for the year.
18.	STAFF RETIREMENT PLAN
As stipulated under the rules and regulations in the PRC, the subsidiaries in the PRC are required to contribute a certain percentage of its employees’ payroll costs to state-managed retirement schemes operated by the local governments for its employees in the PRC. After the contribution, the Group has no further obligation for actual payment of the retirement benefits. The amount of contributions made by the Group to the staff retirement plans in the PRC, which were expensed as incurred, amounted to RMB2,533, RMB4,009 and RMB3,354 (US$491) for the years ended December 31, 2007, 2008 and 2009, respectively.
In addition, the subsidiaries in the PRC are required by law to contribute approximately from 9.5% to 16.4% of the monthly salaries of employees for medical, unemployment and other statutory benefits. The PRC government is directly responsible for the payment of the benefits to these employees. The amounts contributed by the Group, which were expensed as incurred, were RMB1,204, RMB2,579 and RMB2,403 (US$352) for the years ended December 31, 2007, 2008 and 2009, respectively.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
19.	COMMITMENTS
Operating lease commitments
The Group has entered into leasing arrangements relating to office premises and buildings that are classified as operating leases. Rental expenses for the years ended December 31, 2007, 2008 and 2009 were RMB1,374, RMB2,785 and RMB1,924 (US$282), respectively.
Future minimum lease payments for non-cancelable operating leases as at December 31, 2009 are as follows:

	For the year ended
	December 31,
	2009
	(RMB)	(US$)

In 2010	1,680	246
In 2011	702	103
In 2012	563	82
In 2013	607	89
In 2014 and thereafter	794	116

Total	4,346	636

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
19.	COMMITMENTS (CONT’D)
Other commitments
The Group has entered into research and development arrangement with various service providers for clinical trials. As of December 31, 2009, the remaining sum committed for payment for these services approximated RMB8,622 (US$1,263).
Income taxes
Effective from January 1, 2007, the Group adopted ASC 740-10, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. ASC 740-1 also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2008 and 2009, the Group has recorded an unrecognized tax benefit of approximately RMB785 and RMB937 (US$138), respectively.
20.	DISTRIBUTION OF PROFITS
As stipulated by the relevant PRC laws and regulations applicable to the Group’s subsidiaries in the PRC, the Group is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprise (“PRC GAAP”) to non-distributable reserves which include a statutory surplus reserve and a statutory welfare reserve. PRC subsidiaries are not required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries registered capital.
The statutory surplus reserve is used to offset future extraordinary losses. The subsidiaries may, upon a resolution passed by the shareholders, convert the statutory surplus reserve into capital. The statutory welfare reserve is used for the collective welfare of the employees of subsidiaries. There were no appropriations to reserves by the Group other than the Group’s subsidiaries in the PRC during any of the periods presented. Under PRC laws and regulations, the Company’s PRC subsidiaries are restricted in their ability to transfer their net assets to the Company in the form of dividend payments, loans, or advances. As determined pursuant to PRC generally accepted accounting principles, the Company’s PRC subsidiaries’ paid in capital and statutory surplus reserves that are restricted from transfer amounted to RMB528,915 and RMB805,837 (US$118,056) as of December 31, 2008 and 2009.
21.	SEGMENT REPORTING
For management purposes, the Group is organized into business units based on their products and services and has seven reportable segments, of which the income or loss are stated below.

	Tongjitang	Anhui	Guizhou	Qinghai	Tongjitang	Tongjitang
	Pharmaceutical	Jingfang	Longlife	Pulante	Distribution	Chain Stores	Others	Total
Year ended 31 December, 2007
Segment revenue
Revenue from major products	570,331	—	7,832	—	21,820	11,388	—	611,371
Intercompany sales	(6,570)	—	—	—	(8,794)	—	—	(15,364)

Revenue derived from third party	563,761	—	7,832	—	13,026	11,388	—	596,007
Total costs	(184,092)	—	(1,073)	—	(10,856)	(7,877)	(2,121)	(206,019)
Interest income	1,712	—	5	—	9	2	26,172	27,900
Interest expense	(9,654)	—	(202)	—	—	—	—	(9,856)
Depreciation, depletion and amortization expense	(6,115)	—	(2,530)	—	(1,198)	(86)	(183)	(10,112)
Investment income	1,917	—	50	—	—	—	6,492	8,459
Other operating income/ (expenses)	(176,315)	—	(2,253)	—	1,071	(2,161)	(54,328)	(233,986)
Income tax expense or benefit	—	—	(551)	—	—	(594)	(55)	(1,200)

Net income (loss) attributable to controlling interests	191,214	—	1,278	—	2,052	672	(24,023)	171,193

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
21.	SEGMENT REPORTING (CONT’D)

	Tongjitang	Anhui	Guizhou	Qinghai	Tongjitang	Tongjitang
	Pharmaceutical	Jingfang	Longlife	Pulante	Distribution	Chain Stores	Others	Total
Year ended 31, December 2008
Segment revenue
Revenue from major products	403,562	—	25,700	5,185	22,033	14,722	—	471,202
Intercompany sales	(8,732)	—	(1,300)	(527)	(9,611)	—	—	(20,170)

Revenue derived from third party	394,830	—	24,400	4,658	12,422	14,722	—	451,032
Total costs	(136,051)	—	(3,859)	(5,829)	(10,784)	(10,822)	—	(167,345)
Interest income	3,438	—	—	34	9	—	13,626	17,107
Interest expense	(16,189)	—	(370)	(40)	—	—		(16,599)
Depreciation, depletion and amortization expense	(5,190)	—	(8,611)	(1,864)	(1,156)	(72)	(292)	(17,185)
Investment income	—	—	—	—	—	—	(1,830)	(1,830)
Other operating expenses	(173,743)	—	(74,594)	(45,344)	(2,081)	(3,263)	(17,953)	(316,978)
Income tax expense or benefit	(12,542)	—	9,350	3,240	—	(207)	(343)	(502)

Net income (loss) attributable to controlling interests	54,553	—	(53,684)	(45,145)	(1,590)	358	(6,792)	(52,300)

	Tongjitang	Anhui	Guizhou	Qinghai	Tongjitang	Tongjitang
	Pharmaceutical	Jingfang	Longlife	Pulante	Distribution	Chain Stores	Others	Total
Year ended 31 December, 2009
Segment revenue
Revenue from major products	384,441	45,927	9,400	6,686	67,621	17,461	—	531,536
Intercompany sales	(29,025)	(4,901)	(1,020)	(470)	(15,781)	—	—	(51,197)

Revenue derived from third party	355,416	41,026	8,380	6,216	51,840	17,461	—	480,339
Total costs	(124,641)	(14,418)	(3,411)	(2,368)	(44,259)	(12,108)	—	(201,205)
Interest income	2,039	28	11	26	17	16	1,910	4,047
Interest expense	(8,312)	—	(241)	—	—	—	—	(8,553)
Depreciation, depletion and amortization expense	(13,358)	(4,027)	(2,419)	(1,248)	(1,036)	(321)	(561)	(22,970)
Investment income	—	—	50	—	—	—	779	829
Other operating expenses	(180,128)	(25,816)	(18,004)	(4,178)	(2,384)	(3,997)	(20,154)	(254,661)
Income tax expense or benefit	(4,313)	342	1,220	(48)	1,515	(180)	(153)	(1,617)

Net income (loss) attributable to controlling interests	26,703	(2,865)	(14,414)	(1,600)	5,693	871	(18,179)	(3,791)

For the years ended December 31, 2009 and 2008, total assets for the operating segments are as follows:

	As of December 31,
	2008	2009	2009
	(RMB)	(RMB)	(US$)

Tongjitang Pharmaceutical	1,146,113	1,128,773	165,366
Anhui Jingfang	—	80,527	11,797
Guizhou Longlife	41,184	24,683	3,616
Qinghai Pulante	37,310	34,189	5,009
Tongjitang Distribution	41,072	91,186	13,359
Tongjitang Chain Stores	8,692	14,722	2,157
Others	1,123,635	1,132,556	165,920
Intercompany elimination	(1,014,908)	(1,201,430)	(176,012)

Total Group’s consolidated assets	1,383,098	1,305,206	191,212

Geographic disclosures
The Group operates in the PRC. Substantially all of the Group’s revenue and long- lived assets are derived from and located in the PRC during the periods presented.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
21.	SEGMENT REPORTING (CONT’D)
Major customers
Details of customers accounting for 10% or more of total net sales of the Group are as follows:

	For the year ended December 31,
	2007	2008	2009	2009
	(RMB)	(RMB)	(RMB)	(US$)
Company A	69,389	—	—	—
Company B	—	53,791	—	—

	69,389	53,791	—	—

No single customer represented 10% or more of the Group’s total net revenue for the years ended December 31, 2009.
22.	SUBSEQUENT EVENTS
Acquisition of distillery business
On October 15, 2009, Tongjitang Pharmaceutical entered into a collaboration agreement (“Collaboration Agreement”) with Guiyang Industrial Investment Co., Ltd, (“Guiyang Industrial Investment”), a state-owned enterprise, to jointly acquire a state-owned distillery business located in Guiyang (“Distillery Business”) in which Tongjitang Pharmaceutical will be the primary bidder in the acquisition process. Upon execution of the Collaboration Agreement, Guiyang Industrial Investment provided a deposit of RMB46,000 (US$6,739) to the Company for a an interest in the Distillery Business (Note 13), at terms to be finalized subsequently in a separate agreement if the acquisition is successfully consummated.
On October 28, 2009, Tongjitang Pharmaceutical was selected as the successful bidder and entered into a share transfer agreement with State Owned Asset Management office of Guizhou province to acquire the Distillery Business for a total consideration of RMB120,599 (US$17,668). The total cash consideration was paid in December 2009. However, the Group did not obtain control of the Distillery Business until January 4, 2010, which is the acquisition date. Therefore, the amount paid was recorded as a deposit for acquisition of a subsidiary as of December 31, 2009. Upon obtaining control on January 4, 2010, Tongjitang Pharmaceutical also entered into a separate share transfer agreement with a third party, Guizhou Xianling Investment Management Co., Ltd. (“Xianling”) to transfer a 5% interest in the Distillery Business to Xianling for a total consideration of RMB6,000.
According to the Collaboration Agreement entered between Tongjitang Pharmaceutical with Guiyang Industrial Investment Co., Ltd, Tongjitang Pharmaceutical shall enter into a separate share transfer agreement for the disposal of the proportionate interest of the Distillery Business, which as of the date of this report, the terms of the share transfer agreement has yet to be finalized.
The Group is currently in process of performing the purchase price allocation related to this acquisition.

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
23.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENT OF THE COMPANY
The condensed financial statements of the Company are presented below.
(a) Condensed balance sheets

	As of December 31,
	2008	2009	2009
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	215,266	4,464	654
Other prepaid expenses and current assets	194	182	27

Total current assets	215,460	4,646	681
Amounts due from subsidiaries	472,922	417,698	61,193
Investments in subsidiaries	448,487	517,245	75,776

Total assets	1,136,869	939,589	137,650

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Amounts due to subsidiaries	1,997	1,998	292
Accrued expenses and other current liabilities	57	—	—

Total liabilities	2,054	1,998	292

Shareholders’ equity:
Ordinary shares (par value US$0.001 per share; 500,000,000 shares and 500,000,000 shares authorized; 135,209,722 shares and 104,066,526 shares issued and outstanding at December 31, 2008 and 2009, respectively)	1,070	856	126
Treasury stock (US$0.001 par value: 1,763,600 shares and nil shares as of December 31, 2008 and 2009 outstanding, respectively)	(7,159)	—	—
Additional paid-in capital	891,427	894,487	131,043
Accumulated other comprehensive loss	(88,093)	(87,756)	(12,856)
Retained earnings	337,570	130,004	19,045

Total shareholders’ equity	1,134,815	937,591	137,358

Total liabilities and shareholders’ equity	1,136,869	939,589	137,650

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
23.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENT OF THE COMPANY (CONT’D)
(b) Condensed statements of operations

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
General and administrative expenses	(29,909)	(27,053)	(14,508)	(2,126)
Interest income	30,732	43,384	1,496	219
Equity in income (loss) of subsidiaries	170,370	(68,631)	9,221	1,352

Net income (loss)	171,193	(52,300)	(3,791)	(555)

(c) Condensed statements of shareholders’ equity and comprehensive income (loss)

								Total
	Number of	Ordinary	Number of		Additional paid-	Accumulated other	Retained	shareholders’	Comprehensive
	ordinary shares	shares	Treasury stock	Treasury stock	in capital	comprehensive loss	earnings	equity	income (loss)
		RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2006	90,364,000	723	—	—	140,019	—	236,322	377,064
Net income	—	—			—	—	171,193	171,193	171,193
Foreign currency translation adjustments	—	—	—	—	—	(42,990)	—	(42,990)	(42,990)
Conversion of mezzanine equity	9,929,008	77	—	—	120,568	—	—	120,645
Issuance of shares upon the initial public offering	33,400,000	258	—	—	645,548	—	—	645,806
Offering expenses	—	—	—	—	(72,242)	—	—	(72,242)
Issuance of restricted shares	1,656,714	13	—	—	(13)	—	—	—
Share-based compensation	—	—	—	—	37,100	—	—	37,100

Balance as of December 31, 2007	135,349,722	1,071	—	—	870,980	(42,990)	407,515	1,236,576	128,203

Net loss	—	—	—	—	—	—	(52,300)	(52,300)	(52,300)
Deemed distribution to a shareholder	—	—	—	—	—	—	(17,645)	(17,645)
Foreign currency translation adjustments	—	—	—	—	—	(45,103)	—	(45,103)	(45,103)
Forfeiture of restricted shares	(140,000)	(1)	—	—	1	—	—	—
Repurchase of shares	—	—	1,763,600	(7,159)	—	—	—	(7,159)
Share-based compensation	—	—	—	—	20,446	—	—	20,446

Balance as of December 31, 2008	135,209,722	1,070	1,763,600	(7,159)	891,427	(88,093)	337,570	1,134,815	(97,403)

Net loss	—	—	—	—	—	—	(3,791)	(3,791)	(3,791)
Repurchase of shares	—	—	29,379,596	(196,830)	—	—	—	(196,830)
Deregistration of shares	(31,143,196)	(214)	(31,143,196)	203,989	—	—	(203,775)	—
Acquisition of non-controlling interest	—	—	—	—	(1,441)	—	—	(1,441)
Capital injection in a subsidiary	—	—	—	—	(1,298)	—	—	(1,298)
Share-based compensation	—	—	—	—	5,799	—	—	5,799
Foreign currency translation adjustments	—	—	—	—	—	337	—	337	337

Balance as of December 31, 2009	104,066,526	856	—	—	894,487	(87,756)	130,004	937,591	(3,454)

Balance as of December 31, 2009, in US$		126		—	131,043	(12,856)	19,045	137,358	(506)

(d)	Condensed statements of cash flows

	For the year ended December 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

Net cash provided by (used in) operating activities	11,176	2,942	(69,533)	(10,185)

Net cash provided by (used in) provided by investing activities:	(68,851)	(255,641)	55,224	8,090

Net cash provided by (used in) financing activities	587,613	(7,159)	(196,830)	(28,836)

Effect of exchange rate changes	(33,419)	(21,395)	337	48

Net increase (decrease) in cash and cash equivalents	496,519	(281,253)	(210,802)	(30,883)
Cash and cash equivalents at beginning of the year	—	496,519	215,266	31,537

Cash and cash equivalents at end of the year	496,519	215,266	4,464	654

TONGJITANG CHINESE MEDICINES COMPANY AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of Renminbi (“RMB”) and U.S. dollar (“US$”), except for number of shares and per share data)
23.	ADDITIONAL INFORMATION — CONDENSED FINANCIAL STATEMENT OF THE COMPANY (CONT’D)
(e) Basis of presentation
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
The condensed financial information has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company has used equity method to account for its investment in the subsidiaries.

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1
Amended and Restated Memorandum and Articles of Association of the Registrant, as adopted by special resolution passed on October 30, 2008 (incorporated by reference to Exhibit 1.1 of our annual report on Form 20-F filed with the Commission on June 2, 2009)

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

4.9	*	Letter of Deloitte Touche Tohmatsu dated June 30, 2010
8.1	*	Subsidiaries of the Registrant
11.1
Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-140888), as amended, initially filed with the Commission on February 26, 2007)

12.1	*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	*	Consent of Deloitte Touche Tohmatsu
15.2	*	Consent of Ernst & Young Hua Ming
15.3	*	Consent of Global Law Office
15.4	*	Consent of Maples and Calder

*	Filed with this Annual Report on Form 20-F